Filed Pursuant to Rule 424(b)(4)
Registration No. 333-230345

PROSPECTUS

42,857,142 Shares

Change Healthcare Inc.

Common Stock

$13.00 per share

This is the initial public offering of shares of common stock of Change Healthcare Inc. We are selling 42,857,142 shares of our common stock. Our common stock has been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “CHNG.”

Concurrently with this offering, Change Healthcare Inc. is also making a public offering of 5,000,000 6.00% tangible equity units (the “Tangible Equity Units” or the “Units”), which is being made by means of a separate prospectus and not by means of this prospectus. In that offering, Change Healthcare Inc. has granted the underwriters of that offering an option to purchase, within 13 days beginning on, and including, the date of the initial issuance of the Units, up to an additional 750,000 Units. We cannot assure you that the offering of Units will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the offering of Units, but the closing of the offering of Units is conditioned upon the closing of this offering.

We are an “emerging growth company” as defined under the federal securities laws. We have elected, however, to comply in the registration statement of which this prospectus forms a part with the disclosure requirements otherwise applicable generally to registrants that are not emerging growth companies.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 33.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$13.00	$557,142,846
Underwriting discounts and commissions	$0.65	$27,857,142
Proceeds, before expenses, to Change Healthcare Inc.	$12.35	$529,285,704

We have agreed to reimburse the underwriters for certain expenses in connection with this offering and the concurrent offering of the Units. Please see the section entitled “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 42,857,142 shares of our common stock, the underwriters have the option to purchase up to an additional 6,428,571 shares of our common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about July 1, 2019.

Barclays	Goldman Sachs & Co. LLC	J.P. Morgan

BofA Merrill Lynch	Citigroup	Credit Suisse
Deutsche Bank Securities	Morgan Stanley	RBC Capital Markets

Blackstone Capital Markets	Baird	Cantor	Cowen	First Liberties Financial

Guggenheim Securities	Piper Jaffray	SunTrust Robinson Humphrey	SVB Leerink
Wells Fargo Securities	William Blair	Drexel Hamilton	Siebert Cisneros Shank & Co., LLC

The date of this prospectus is June 26, 2019.

CHANGE
HEALTHCARE

Inspiring a Better Healthcare System

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including July 21, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

About this Prospectus

Financial Statement Presentation

On March 1, 2017, McKesson Corporation (NYSE: MCK) (“McKesson”) and Change Healthcare Inc. (formerly HCIT Holdings, Inc.), a Delaware corporation, completed the Transactions (as defined below) whereby the majority of McKesson’s Technology Solutions segment (“Core MTS”) and substantially all of Change Healthcare Performance, Inc.’s (formerly Change Healthcare, Inc.) legacy business (“Legacy CHC”) were contributed pursuant to an Agreement of Contribution and Sale, resulting in the establishment of a joint venture, Change Healthcare LLC, a Delaware limited liability company (the “Joint Venture”). From the time of its formation on June 17, 2016 until March 1, 2017 (the closing date of the Transactions), the Joint Venture had no substantive assets or operations.

Change Healthcare Inc. is a holding company that was formed in connection with the Joint Venture and related transactions and does not own any material assets or have any operations other than through its interest in

i

the Joint Venture. Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members. As a result, Change Healthcare Inc. does not consolidate the financial position and results of the Joint Venture. Instead, Change Healthcare Inc. accounts for its investment in the Joint Venture under the equity method of accounting.

For periods prior to March 1, 2017, this prospectus presents the financial position and results of Legacy CHC and Core MTS, the predecessors for accounting purposes to Change Healthcare Inc. In addition, this prospectus supplementally presents the consolidated financial position and results of the Joint Venture, the equity method investee of Change Healthcare Inc., in all periods since the Joint Venture’s inception.

Certain Definitions

As used in the Common Stock Prospectus and the Tangible Equity Units Prospectus (each, as defined below), as applicable, unless otherwise noted or the context requires otherwise:

•	“amortizing note” refers to the component of a Unit representing a senior amortizing note due June 30, 2022.

•	“Blackstone” refers to investment funds associated with The Blackstone Group L.P.

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“Change Healthcare,” the “Company,” “we,” “us” and “our” refer to Change Healthcare Inc., together with the Joint Venture, its equity method investee, and the Joint Venture’s consolidated subsidiaries.

•	“Class X Stock” refers to the Class X Stock, par value $0.001 per share, of Change Healthcare Inc.

•	“common stock offering” refers to the initial public offering of shares of Change Healthcare Inc.’s common stock, par value $0.001 per share, being made by means of the Common Stock Prospectus.

•	“Common Stock Prospectus” refers to the prospectus relating to the offering of shares of Change Healthcare Inc.’s common stock.

•	“Concurrent Offering” refers in the Tangible Equity Units Prospectus to the common stock offering.

•	“Contributed Businesses” refers to Core MTS and substantially all of the assets and operations of Legacy CHC, but excluding the eRx Network.

•	“Contribution Agreement” refers to the Agreement of Contribution and Sale entered into by the Legacy CHC Stockholders, McKesson and the other parties thereto.

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“Core MTS” refers to the McKesson Technology Solutions businesses, excluding McKesson’s Enterprise Information Solutions business and RelayHealth Pharmacy Network, that were contributed to the Joint Venture pursuant to the Contribution Agreement.

•	“Equity Plan” refers to the Legacy CHC Equity Plan that we amended and restated in connection with the Transactions as the HCIT Holdings, Inc. Amended and Restated 2009 Equity Incentive Plan.

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“eRx Network” refers to the pharmacy claims switching and prescription routing business of Legacy CHC that was excluded from the Joint Venture and distributed to the Legacy CHC Stockholders immediately prior to the consummation of the Transactions.

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“existing owners” or “pre-IPO owners” refer to our Sponsors, management and other equity holders who are the owners of Change Healthcare Inc. immediately prior to the Offering Transactions, together with McKesson, the holder of a 50% voting interest in the Joint Venture.

•	“Hellman & Friedman” refers to investment funds associated with the affiliated companies of Hellman & Friedman LLC.

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“Joint Venture” refers to Change Healthcare LLC, a Delaware limited liability company. The Joint Venture’s operations were established by the contributions of Core MTS and Legacy CHC pursuant to the Contribution Agreement.

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“Legacy CHC” refers to substantially all of the legacy business of Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.), which was contributed to the Joint Venture pursuant to the Contribution Agreement.

•	“Legacy CHC Equity Plan” refers to the Legacy CHC Amended and Restated 2009 Equity Incentive Plan that we assumed in connection with the Transactions.

•	“Legacy CHC Stockholders” refers to the equityholders of Legacy CHC (including our Sponsors) that contributed their interests in Legacy CHC to the Joint Venture as part of the Transactions.

•	“LLC Agreement” refers to the limited liability company agreement of the Joint Venture.

•	“LLC Units” refers to the membership interests of the Joint Venture.

•	“McK Members” refers to the subsidiaries of McKesson that serve as members of the Joint Venture.

•	“McKesson” refers to McKesson Corporation, a Delaware corporation.

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“Merger” refers to the merger of SpinCo with and into Change Healthcare Inc., in connection with a Qualified McKesson Exit, pursuant to which the stockholders of SpinCo will be entitled to receive a number of shares of common stock of Change Healthcare Inc. equal to the number of LLC Units held by SpinCo at the effective time of the Merger.

•	“Merger Agreement” refers to the agreement and plan of merger entered into by SpinCo and Change Healthcare Inc. in connection with the Merger.

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“Mirror Arrangements” refers to the arrangements in which (i) Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units (including from any exercise by the underwriters of their option to purchase additional Units) in the Joint Venture and (ii) the Joint Venture, in turn, will enter into arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. See “Organizational Structure—Offering Transactions.”

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“Offering Transactions” refers to certain transactions contemplated (i) at the time of the consummation of the common stock offering whereby Change Healthcare Inc. intends to consummate the purchase, for cash, of newly issued LLC Units from the Joint Venture at a purchase price per unit equal to the initial public offering price per share of common stock in such offering net of underwriting discounts and (ii) at the time of the consummation of the offering of Tangible Equity Units whereby Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units in such offering (including from any exercise by the underwriters in such offering of their option to purchase additional Units) in the Joint Venture. See “Organizational Structure—Offering Transactions.”

•	“Omnibus Incentive Plan” refers to the Change Healthcare Inc. 2019 Omnibus Incentive Plan that we expect our stockholders to approve prior to the completion of the common stock offering.

•	“purchase contract” refers to the component of a Unit representing a prepaid stock purchase contract issued by us.

•	“Qualified IPO” refers to the consummation of a firm commitment initial public offering of Change Healthcare Inc., as described in the LLC Agreement.

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“Qualified McKesson Exit” refers to such transactions following the expiration of the underwriter lock-up period in connection with the common stock offering and subject to the terms and subject to the conditions provided in the LLC Agreement, in which McKesson may, at its election, initiate and complete a spin-off or split-off transaction (or a combination of the foregoing) that would result, among other things, in the acquisition by Change Healthcare of all of McKesson’s LLC Units and the issuance by Change Healthcare to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock.

•	“Separation and Distribution Agreement” refers to a customary Separation and Distribution Agreement entered into by McKesson and SpinCo.

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“SpinCo” refers to a direct or indirect subsidiary of McKesson that is contemplated to enter into certain transactions in connection with a Qualified McKesson Exit. See “Organizational Structure—Qualified McKesson Exit & Exchanges.”

•	“Sponsors” refers to Blackstone and Hellman & Friedman.

•	“Tangible Equity Units” or “Units” refer to 6.00% tangible equity units that Change Healthcare Inc. is offering by means of the Tangible Equity Units Prospectus.

•	“Tangible Equity Units Prospectus” refers to the prospectus relating to the offering of Change Healthcare Inc.’s Tangible Equity Units.

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“Transactions” refers to the transactions consummated on March 1, 2017 whereby the Legacy CHC Stockholders and McKesson completed the establishment of the Joint Venture, including the contribution of the Contributed Businesses and related transactions. See “Summary—The Transactions.”

Method of Calculation

The “customer retention” figures in this prospectus represent the percentage of our top 50 provider and top 50 payer customers ranked by revenue generated during the previous fiscal year from whom we continued to generate revenue during the most recently completed fiscal year. Customer retention does not measure whether the revenue from any particular customer has increased or decreased in a specified fiscal period compared to the prior year fiscal period.

The “Recurring Revenue” figures in this prospectus represent revenue attributable to the ongoing use of or subscription to a service or solution after an initial sale or renewal without additional selling efforts. Such revenue consists of transaction, subscription, volume-based and other revenue (including from “evergreen” or automatically renewing contracts) associated with our various solutions that is of a recurring nature as described above, and excludes revenue, such as one-time license fees, upfront implementation fees and other payments relating to singular projects and transactions of a non-recurring or episodic nature. A significant portion of our Recurring Revenue is earned on a per transaction basis and, as a result, is tied to a customer’s transaction, payment and reimbursement volumes. Our Recurring Revenue is generally not subject to any required annual or other minimums under the agreements with our customers. With respect to volume-based fee arrangements, the level of recurrence in any period is reflected in the amount of Recurring Revenue presented for that period. In the event a customer with a volume-based fee arrangement were not to use the solution or service at all in a given period, Recurring Revenue would not reflect any revenue from such customer. As a result, our Recurring Revenue directly correlates with healthcare transaction, payment and reimbursement volumes in the United States. See “Risk Factors—Risks Related to Our Business and Industry—Our revenue is highly dependent on transaction volumes in the U.S. healthcare industry, particularly payment and reimbursement transaction volumes, and any temporary or sustained decrease in healthcare transaction, payment or reimbursement volumes in the United States could have a material adverse impact on our business, results of operations or financial condition.”

The sums or percentages, as applicable, of certain tables included in this prospectus may not foot due to rounding.

Unless indicated otherwise, the information included in this prospectus assumes (i) no exercise by the underwriters of their option to purchase up to an additional 6,428,571 shares of common stock from us and (ii) the completion of a 126.4-for-1 forward stock split to be effected prior to the consummation of this offering.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our common stock.

Change Healthcare

We are a leading independent healthcare technology platform that provides data and analytics-driven solutions to improve clinical, financial and patient engagement outcomes in the U.S. healthcare system. We offer a comprehensive suite of software, analytics, technology-enabled services and network solutions that drive improved results in the complex workflows of healthcare system payers and providers. Our solutions are designed to improve clinical decision making, simplify billing, collection and payment processes and enable a better patient experience.

We offer comprehensive, end-to-end solutions with modular capabilities to address our customers’ needs. Working with our customers to analyze workflows before, during and after care has been delivered to patients, we design and commercialize innovative solutions for various points in the healthcare delivery timeline. Our offerings range from discrete data and analytics solutions to broad enterprise-wide solutions, which include workflow software and technology-enabled services that help our customers achieve their operational objectives. As payers and providers become larger and more sophisticated and manage increasingly complex workflows, we believe they will increasingly seek strategic partners with scale and comprehensive, high value solutions.

Our Intelligent Healthcare Network was created to facilitate the transfer of data among participants and is one of the largest clinical and financial healthcare networks in the United States. In the fiscal year ended March 31, 2018, we facilitated nearly 14 billion healthcare transactions and approximately $1 trillion in adjudicated claims or approximately one-third of all U.S. healthcare expenditures. We serve the vast majority of U.S. payers and providers. Our customer base includes approximately 2,200 government and commercial payer connections, 900,000 physicians, 118,000 dentists, 33,000 pharmacies, 5,500 hospitals and 600 laboratories. This network transacts clinical records for over 112 million unique patients, more than one-third of the estimated total U.S. population. With insights gained from our pervasive network, extensive applications and analytics portfolio and our services operations, we have designed analytics solutions that include industry-leading and trusted franchises supported by extensive intellectual property and regularly updated content.

In addition to the advantages of scale, we believe we offer the collaborative benefits of a mission-critical partner. We seek enduring relationships with each customer through solutions embedded in their complex daily workflows that deliver measurable results. Our customer retention rate for our top 50 provider and top 50 payer customers was 100% for the fiscal year ended March 31, 2019. We believe our size, scale, thought leadership and prevalence across the healthcare ecosystem help make us a preferred partner for innovative technology companies and industry associations focused on driving standardization and efficiencies in the healthcare industry.

We believe that our solutions play a mission-critical role in the following important areas of the healthcare system:

We seek to help healthcare system constituents address fundamental operating needs.

Our analytically-driven solutions are designed to improve delivery of care through better clinical decision making and enhance and simplify billing and payment functions by reducing administrative errors and improving documentation. In addition, we seek to improve payers’ and providers’ relationships with consumers by offering solutions that enhance transparency and empower their decision making. We believe that our solutions enable our customers to operate more efficiently and thereby improve their competitive positioning. Our solutions have generated measurable financial and operational return on investment and improved quality of care and patient experience.

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A provider was able to decrease accounts receivable from a major payer by 50% from September 2012 to August 2013 as a result of on-site assessment, identification and prioritization of key reimbursement issues, and the implementation of revenue cycle management solutions.

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A regional medical center achieved a 62% increase in month-to-month collections in just six months beginning in 2011 using one of our technology-enabled service solutions to validate patient identity, verify insurance eligibility and estimate patient financial responsibility.

•	A hospital customer achieved a 35% decrease in average turnaround times from 2014 to 2015 for CT, MRI and ultrasound readings using our imaging workflow and analytics solution.

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Our analytics, workflow and reimbursement optimization services have facilitated approximately $3.3 billion in incremental net revenue for over 60 payer customers in the market for patients with dual eligibility under Medicaid and Medicare (“Dual Eligibles”) (from 2002 to 2018) by identifying members eligible for both Medicare and Medicaid benefits.

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Since 2016, our clinically-based claims payment solution has supported over $4 billion in annual savings for payer customers, including leading health plans, through claims editing technology integrated with claims adjudication, which has improved payment accuracy while increasing provider satisfaction.

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A large national payer realized $10 million in annual savings in 2017 through a 20% increase in electronic payment adoption from traditional paper-based processes, using Change Healthcare’s virtual credit card solutions.

We have a track record of innovation. Our pervasive network connectivity combined with our use of artificial intelligence (“AI”) and machine learning (“ML”) enables us to regularly improve our solutions and uncover new insights as our customers’ needs evolve. During 2019, we added a number of new solutions to our business platform through new product development. Our ability to innovate is supported by more than 1,800 technology professionals including PhDs, masters-level health policy experts, design professionals, data scientists, programmers and statisticians in our research & development centers located in key markets such as Silicon Valley, Seattle, Boston, Philadelphia, Nashville, Minneapolis and Tel Aviv. We believe that our deep reach across the healthcare ecosystem and our history of commercializing innovations position us to be a preferred partner for customers and leading healthcare and technology companies.

We believe we are well positioned for growth across the markets we serve. Our growth strategy is to increase the breadth and depth of our capabilities organically and through acquisitions. We continue to increase the business we do with our base of long-standing customers by expanding our enterprise relationships and positioning our customers for success in their markets. Our comprehensive end-to-end solutions can reduce the complexity of our customers’ environments, yet are modular to meet their specific needs. We seek to use our data products and analytics, pervasive connectivity and our position as a trusted partner to develop innovative ways to create high value clinical and administrative solutions. We believe we are in the early stages of growth related to these opportunities.

We believe our high customer retention and predictable revenue streams, together with a scalable and capital efficient operating model, provide visibility into our financial results. For the year ended March 31, 2019, the Joint Venture generated solutions revenue of $3.0 billion, of which 88% was Recurring Revenue, net income of $176.7 million, Adjusted EBITDA of $935.0 million and Adjusted Net Income of $478.7 million. For a discussion of Recurring Revenue, see “Method of Calculation” and for the definitions of Adjusted EBITDA and Adjusted Net Income, which are measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), and reconciliations to their most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Summary Historical Financial and Other Data.”

Our Solutions

Change Healthcare offers financial, clinical, and engagement solutions in three business segments—software and analytics, network solutions, and technology-enabled services—that help create a stronger, more collaborative healthcare system. Through our interconnected position at the center of healthcare, we utilize our broad portfolio of solutions to serve stakeholders across the healthcare system, including commercial and government payers, employers, hospitals and health systems, physicians and other providers, pharmacies, labs and consumers.

Software and Analytics

Our industry-leading software solutions seek to enable our customers to achieve financial performance, operational excellence, and payment and network optimization—ultimately helping them navigate the shift to value-based care. In the software and analytics segment, we provide solutions for revenue cycle management, provider network management, payment accuracy, value-based payments, clinical decision support, consumer engagement, risk adjustment and quality performance, and imaging and clinical workflow.

Network Solutions

We leverage our Intelligent Healthcare Network—with an industry-leading nearly 14 billion transactions and approximately $1 trillion in adjudicated claims—to enable and optimize connectivity and transactions among healthcare system participants and to generate insight using healthcare data to help meet their analytical needs. Through our network solutions segment, we provide solutions for financial, administrative and clinical transactions, electronic payments and aggregation and analytics of clinical and financial data.

Technology-enabled Services

We provide expertise, resources and scalability to allow our customers to streamline operations, optimize clinical and financial performance and focus on patient care. Through our technology-enabled services segment, we provide solutions for revenue cycle and practice management, value-based care enablement, communications and payments, pharmacy benefits administration and consulting.

Market Opportunity

We compete in the market for data and analytics-driven solutions that help ensure clinically appropriate care, increase efficiency and reduce waste in the healthcare industry. We believe the following trends impacting payers, providers and consumers represent a significant opportunity for us.

Wasteful spending amidst rising costs in U.S. healthcare system. Research cited by the National Academy of Medicine estimates that 30% of U.S. healthcare spending is wasteful, implying more than $1 trillion of wasteful healthcare spending in 2018. Examples of waste include failure to adhere to best care practices and lack of care coordination, which leads to unnecessary readmissions and inappropriate levels of care delivery. Wasteful spending includes significant variation among providers in the cost and quality of similar care from provider to provider and market to market that is not explained by geography alone and also includes overtreatment, which is testing and care that is not medically beneficial. Additionally, the healthcare system has many inefficient processes that are manual, complex, frequently changing and time consuming, are prone to error, costly and require undue amounts of clinicians’ and other professionals’ time. In addition, improper payments, according to the Office of Management and Budget, have represented approximately 10% of all Medicare and Medicaid payments since 2015. Such improper payments and fraudulent billing create costly and labor-intensive follow-up. According to the Center for Medicare & Medicaid Services (“CMS”), U.S. healthcare spending is expected to grow from $3.6 trillion in 2018, or 18% of U.S. gross domestic product, to $6.0 trillion, or approximately 19% of U.S. gross domestic product, in 2027. This implies that healthcare spending is increasing at a 5.6% annual growth rate, or 3.2% higher than expected inflation over the same period. Given the significant and lasting financial burden of ongoing rising costs and wasteful spending on society, both governmental and commercial payers and providers are increasingly focused on reducing costs attributable to administrative complexity and errors, excessive manual labor, and uncoordinated, unproductive, ineffective care whose value is not well determined or communicated.

Healthcare system exposure to growing chronically ill and higher risk populations. While the overall U.S. population is expected to increase 7% from 2017 to 2027, the population of adults age 65 and older is expected to increase 34% over the same period, according to the U.S. Census Bureau. This part of the population has the highest prevalence of chronic conditions, with average annual healthcare spending approximately three times higher than working adults and approximately five times higher than the under 18 year old demographic, according to CMS. As those older than 65 years of age access complex care at growing rates, they are also increasingly enrolling in managed care plans that bear the risk of healthcare utilization. For example, enrollment in Medicare Advantage (“MA”) is expected to increase to 45% of eligible lives by 2027, according to the Congressional Budget Office. Additionally, most Dual Eligibles, who are typically among the most chronically ill and disproportionately expensive beneficiaries for both programs, are not benefiting from any form of integrated care. Governmental agencies are seeking ways to more effectively service this group and promote avenues to access care in a more efficient and effective way. As the U.S. healthcare system increasingly serves more chronically ill and higher risk populations as the country’s elderly population continues to grow, providers and payers will need tools to onboard and manage these populations, including the ability to deliver appropriate care for medically-complex patients, and the ability to document risk and outcomes to attain the appropriate reimbursement rates associated with these populations.

Increasing prevalence of value-based care and reimbursement models. Both public and private sectors are shifting towards alternative payment models that are designed to incentivize value and quality throughout an “episode of care.” These payment models require a high level of documentation, robust data, sophisticated payment attribution capabilities and advanced analytics that can adapt to new rules and goals to ensure compliance. Many payers and providers are still building the capabilities, expertise and administrative processes to manage these changes adequately. They are increasingly partnering with third parties to demonstrate the achievement of the outcomes required under these value-based payment models, which requires a fundamentally different skillset than what they have deployed historically.

Increasing patient financial responsibility and consumerism in healthcare. As healthcare expenditures have continued to rise, employers and health plans have shifted costs to patients through increased adoption of high-deductible health plans. Increases in patient financial responsibility require providers to obtain payment from the patient before and after the point of care. As providers become more consumer-oriented and retail in nature, they require increasingly sophisticated, dynamic and personalized solutions, which generally necessitate scale to be implemented efficiently and cost effectively. As patients are required to pay more out of their own pockets for healthcare, they are demanding price transparency and decision support from their health plans. Health plans are consequently partnering with third parties to provide their members with tools to enable them to assess quality and cost based on individual plan benefits. At the same time, providers seek to effectively communicate the quality and value of their services, determine patients’ upfront insurance eligibility, coverage and ability to pay their portion of their healthcare bills, and simplify the payment process to improve patient experience and satisfaction.

Proliferation of healthcare data. The U.S. government funded almost $40 billion of incentive payments to healthcare providers between 2011 and 2017 to adopt electronic health record technology, which has resulted in 80% of physicians and 96% of hospitals in the United States having certified Electronic Health Record (“EHR”)

systems as of 2017, according to the Office of the National Coordinator for Health Information Technology. These EHRs, other digitized healthcare data and the increasing amount of personal health data from smartphones, wearable and other devices have created unprecedented amounts of healthcare data in the United States, which is expected to grow to more than 2,300 exabytes by 2020, according to the 2014 EMC Digital Universe Study by International Data Corporation. However, healthcare data is often siloed and unstructured and has historically been difficult to understand and use by all constituents on a timely basis. Advancements in ML and AI are making it easier to cost effectively utilize data at scale in real time to identify actionable insights that help improve outcomes and decrease cost for healthcare constituents. As healthcare data can be used more effectively, we expect that leading technology companies will increasingly seek scaled partners like us to effectively develop new software and analytics solutions that help payers and providers improve workflows to deliver higher quality care at lower cost to consumers.

Our Strengths

Embedded in our customers’ end-to-end, mission-critical, daily workflows. Our solutions are embedded in our customers’ core business functions, including member enrollment patient access, treatment, documentation, reimbursement and payment, claims and financial management, and post-payment and communication. We believe our collaborative and comprehensive approach, combined with our modular capabilities, is important to our customers’ ability to operate efficiently and cost-effectively. We seek to earn the loyalty of our customers with solutions that we believe help them meet financial and operational objectives and improve their recurring and evolving processes.

Leading healthcare-specific technology infrastructure. We have developed industry-leading data and analytics franchises that deliver value to our customers. Our Intelligent Healthcare Platform (“IHP”) provides a cloud-based, robust, and agile platform for our solutions. The IHP enables us to innovate with our customers and partners and to anticipate and meet customer needs. We continue to employ advanced technology to support our expansive network. We utilize efficient processes such as blockchain and an open application program interface (“API”)-driven functionability to enhance and expedite our processes. We collaborated with Amazon Web Services (“AWS”) for our cloud-based network, in order to increase our efficiency, transparency and security. Our commitment to industry-leading infrastructure creates significant leverage and speed for each of our businesses, and we believe helps our customers innovate faster and more effectively.

Scale and reach make us well positioned and a preferred technology partner. The pervasive nature of our solutions and network in the workflows of our more than 30,000 customers and our breadth of industry relationships position us to introduce best-in-class technologies to the healthcare industry at scale. We provide solutions supporting approximately 2,200 government and commercial payer connections, 900,000 physicians, 118,000 dentists, 33,000 pharmacies, 5,500 hospitals and 600 laboratories. This network transacts clinical records for over 112 million unique patients, more than one-third of the estimated total U.S. population. Our customers increasingly want to leverage our industry-leading data and analytics-driven solutions while taking advantage of our innovations in AI, ML and robotic process automation to improve clinical, financial and patient engagement outcomes. We are working with industry-leading technology companies, including AWS, Google, Adobe and Microsoft, to help further broaden our scale and reach with new, innovative solutions.

Modular and flexible solution design to serve our diverse, extensive customer base. We deploy our solutions through a complementary software and analytics, technology-enabled services and network delivery model with the power to target broad organizational needs of customers such as improved revenue opportunities or reduction in operational costs. At the same time, our solutions are modular and flexible providing us with the ability to address a customer’s needs whether that is a point solution or an end-to-end comprehensive set of products and services. In addition, we have the ability to deliver integrated solutions throughout our business. For example, a medical network customer that utilizes our electronic data interchange (“EDI”) can also use our Coding Advisor solution that leverages medical network transactions to improve coding accuracy, or an electronic payment solution that leverages the customer’s medical network to deliver electronic remittance advice. For their MA members, a customer can use Dx Gap Advisor to improve the completeness of claims submissions and help ensure appropriate reimbursement. As the needs of our customers evolve, we believe the flexible architecture we have developed will enable us to offer scaled, comprehensive solutions and be a partner of choice.

Proven ability to serve the evolving needs of our customers with industry-leading solution franchises. During the first half of fiscal 2019, we have added a number of new solutions to our business platform through new product development. As of December 31, 2018, our payment accuracy solutions were embedded in the workflow of 19 of the 20 largest U.S. commercial payers based on covered lives, while our decision support solutions were used by over 4,600 hospitals and facilities, and used by health plans covering over 100 million members. As a long-time leader in healthcare data interoperability, we provide open APIs based on Fast Healthcare Interoperability Resources and other industry standards, which help us integrate and innovate with customers and partners across the industry.

Data stewardship and security. As the amount of data in healthcare grows and the ability to use that data becomes more essential to effective delivery, management and administration, we expect data security to become increasingly important for our customers. We believe our history of delivering solutions while prioritizing data security and fidelity enables us to be the platform of choice for large customers and partners. We have multiple certifications with respect to certain of our offerings, including HITRUST, HIPAA, PCI, FISMA, ISO 27001, SOC2, and EHNAC, and we implement security procedures and policies informed by applicable law and recommended practices. We also aim to drive industry maturity through appointed leadership roles with HITRUST Alliance and H-ISAC (Healthcare Information Security and Analysis Center). We believe our customers will increasingly consolidate solutions providers to a handful of entrusted parties that can address large-scale healthcare cost and quality issues securely. We believe our strong relationships with our existing customers position us to benefit from this expected trend.

Predictable revenue profile and attractive, scalable model. We believe we have an attractive operating profile given the predictable, recurring nature of a significant portion of our revenue combined with a scalable financial model. Our revenue is largely derived from recurring transactional, monthly-subscription and per-click formats, as well as contingency-based or long-term contracts. During the fiscal year ended March 31, 2019, 88% of the Joint Venture’s solutions revenue was Recurring Revenue. Our customer base is highly diversified as no customer represented more than 4% of the Joint Venture’s solutions revenue in the fiscal year ended March 31, 2019. Additionally, we benefit from high customer retention across a diversified customer base composed of approximately 61% providers and 39% payers based on solutions revenue for the fiscal year ended March 31, 2018. Our business model requires moderate capital spending to grow, with capital expenditures of 8.1% of the Joint Venture’s solutions revenue for the fiscal year ended March 31, 2019. We continue to streamline costs and have instituted cost improvement initiatives throughout the organization. We believe our Recurring Revenue, combined with the opportunities for continued operating improvement following the Transactions, will provide us with increasing flexibility to allocate and deploy our capital.

Growth Strategy

Develop, augment and commercialize capabilities at scale. We work closely with our customers to integrate our offerings into their workflows and business processes. We develop new products and services, partner with industry-leading companies and selectively acquire complementary technologies and businesses to enhance our offerings. We introduce solutions through one of three methods: internal development, commercial partnerships and acquisitions.

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Internal development—We leverage feedback from our customers, our partners and the analytical capabilities of our platform and suite of solutions to drive commercial innovations. We utilize our decades of industry experience, technology and services capabilities to identify new insights along the administrative and clinical care continuum. Through dialogue with our customers and our position as a scaled partner to payers, providers and others, we target commercial opportunities where these insights can be applied. We have developed new solutions in response to our partners’ requests to improve workflows and reduce barriers to collaboration. These responsive solutions are some of the fastest growing areas of our business.

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Commercial partnerships—We had approximately 700 channel partners as of March 31, 2018, including the major EHR providers supporting workflow integration, as well as go-to-market channel partners who expand the sales and distribution reach of our software, data, network and payment solutions. We believe that our industry-leading customer base and platform allow us to collaborate with other software and technology leaders to develop and rapidly deploy complementary software and services. These partnerships are expansive and flexible ranging from limited scope sales relationships to arrangements where we are a significant customer.

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Acquisitions—We have acquired and expect to continue to acquire assets and businesses that strengthen the value we deliver to our customers. Over the past seven years we have completed and successfully integrated 15 acquisitions. We have a successful track record of identifying, integrating and scaling new and complementary capabilities. For example, our recent National Decision Support Company (“NDSC”) and HealthQX acquisitions resulted from long-term partnerships that we previously had with both organizations.

Maximize wallet share with customers through cross selling. We believe we have significant opportunities to expand the suite of services that our long tenured and highly loyal customer base purchases from us through focused cross selling. While we seek to continually improve our product and service offerings, our sales force is focused on expanding the scope and depth of our customer relationships. Our omni-channel sales force covers medium and larger customers with direct field sales teams and uses inside sales for direct coverage of smaller customers. In addition, our sales teams are focused on embedding our technology in our partners’ applications and solutions. We leverage our communication and feedback with our customers to identify and execute on opportunities to expand and deepen relationships while increasing the benefits for their organizations through our connectivity, software, analytics and services.

Deliver comprehensive, end-to-end and modular solutions to customers. Our solutions are comprehensive in that they meet a significant portion of our customers’ clinical and administrative needs and are integrated to improve functionality and usability, yet are modular to meet the specific needs of our customers. We believe the ability to be comprehensive and integrated, yet flexible, will be increasingly attractive as customers seek to consolidate outside vendor relationships and improve their return on investment. We believe that our ability to deliver technology-enabled services as part of our comprehensive offerings significantly increases growth opportunities with our software, analytics and network solutions customers. Our solutions also continue to evolve with new technologies. We aim to have our offerings be flexible enough to work with the legacy technologies still used by many of our customers, while also delivering more sophisticated and advanced solutions to customers as they upgrade their technology platforms.

Use our large and growing data assets to deliver tangible value to customers. We continue to develop data-driven solutions that can drive tangible returns for our customers. We use our pervasive network connectivity and position as a trusted partner to create clinical and administrative solutions that leverage a multiparty, independent, longitudinal perspective and integrated technology and service assets. Our position as a trusted partner before, during and after care enables us to view the healthcare system from a holistic standpoint and deliver solutions that we believe are difficult to replicate. We routinely take insights from our connectivity, software and services and integrate them into complementary products and workflows. Through our large and growing data assets and associated analytics, we have created personalized, episodic, and population-based solutions for our customers to deliver high quality, low cost solutions at scale. As payment and care models evolve, we believe scaled data assets and pervasive network connectivity across constituents will be essential to delivering meaningful and sustainable cost and care improvements.

Continue to capitalize on the benefits of our transformational joint venture. In March 2017, we completed the establishment of the Joint Venture by combining Core MTS and Legacy CHC. This transaction was a significant corporate milestone and positions us to capitalize on an expanded customer value proposition. We believe that the combination of industry-leading analytics franchises and a comprehensive suite of solutions continues to create significant new and expanded growth opportunities. Since creating the Joint Venture, we have identified and executed a number of initiatives to improve our operational efficiency and positively impact our operating margins while making significant investments to support our long-term growth. As part of our strategy, we are repositioning certain of our underperforming solutions to better address end market dynamics and to improve the long-term growth potential of these solutions. As we continue to orient our sales efforts to fully capitalize on our expanded customer value proposition and capture opportunities, we expect our revenue and earnings growth across our segments to accelerate.

McKesson

McKesson Corporation, currently ranked seventh on the Fortune 500, is a healthcare services and IT company dedicated to making the business of healthcare run better. McKesson partners with payers, hospitals, physician offices, pharmacies, pharmaceutical companies and others across the spectrum of care to build healthier organizations that deliver better care to patients in every setting. McKesson helps its customers improve their financial, operational and clinical performance with solutions that include pharmaceutical and medical-surgical supply management, healthcare IT and business and clinical services. McKesson’s common stock is publicly traded on the New York Stock Exchange under the symbol MCK.

Our Sponsors

Blackstone. Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management over $511 billion as of March 31, 2019.

Hellman & Friedman. Hellman & Friedman is a leading private equity investment firm with offices in San Francisco, New York and London. Since its founding in 1984, Hellman & Friedman has raised over $50 billion of committed capital. The firm focuses on investing in outstanding business franchises and serving as a value-added partner to management in select industries including software, financial services, business & information services, healthcare, internet & media, retail & consumer, and industrials & energy.

Investment Risks

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	Our business faces significant competition, which may harm our business, results of operations or financial condition.

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Competition between us and some of our customers, or decisions by our customers to perform internally some of the same solutions or services that we offer, could harm our business, results of operations or financial condition.

•	If we are unable to retain our existing customers or attract new customers, our business, financial condition or results of operations could suffer.

•	If we are unable to connect to a large number of payers and providers, our solutions would be limited and less desirable to our customers.

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Failure to maintain our relationships with our channel partners or significant changes in the terms of the agreements we have with them may have an adverse effect on our ability to successfully market our solutions.

•	We have faced and will continue to face pressure to reduce our prices, which may reduce our margins, profitability and competitive position.

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Our revenue is highly dependent on transaction volumes in the U.S. healthcare industry, particularly payment and reimbursement transaction volumes, and any temporary or sustained decrease in healthcare transaction, payment or reimbursement volumes in the United States could have a material adverse impact on our business, results of operations or financial condition.

•	An economic downturn or volatility could have a material adverse impact on our business, results of operations or financial condition.

•	Our ability to generate revenue could suffer if we do not continue to update and improve our existing solutions and develop new ones.

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The Joint Venture’s substantial indebtedness could adversely affect its financial condition, adversely affect its ability to operate its business, adversely affect its ability to react to changes in the economy or its industry, adversely affect its ability to meet its obligations under its outstanding indebtedness and divert its cash flow from operations for debt payments. As of March 31, 2019, the Joint Venture had approximately $5.8 billion of total debt.

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Poor service, system errors or failures of our solutions to conform to specifications could cause unforeseen liabilities or injury, harm our reputation and have a material adverse impact on our business, results of operations or financial condition.

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Disruptions in service or damages to our data or other operation centers, or other software or systems failures, could have a material adverse impact on our business, results of operations or financial condition.

•	Breaches and failures of our IT systems and the security measures protecting them and the sensitive information we transmit, use and store expose us to potential liability and reputational harm.

•	The protection of our intellectual property requires substantial resources and protections of our proprietary rights may not be adequate.

•	Government regulation, industry standards and other requirements create risks and challenges with respect to our compliance efforts and our business strategies.

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We are unable to predict what changes to laws, regulations and other requirements, including related contractual obligations, might be made in the future or how those changes could affect our business or the costs of compliance.

•	Certain of the Joint Venture’s debt agreements impose significant operating and financial restrictions on it and its subsidiaries, which may prevent us from capitalizing on business opportunities.

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Our pre-IPO owners will continue to control us and their interests may conflict with ours or yours in the future. Prior to this offering, McKesson directly holds approximately 70% of the outstanding LLC Units of the Joint Venture. Because it holds its ownership interest in our business directly in the Joint Venture, rather than through Change Healthcare Inc., McKesson may have conflicting interests with holders of shares of our common stock.

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Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a Qualified McKesson Exit as described herein.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

The Transactions

In June 2016, the Legacy CHC Stockholders entered into an Agreement of Contribution and Sale (the “Contribution Agreement”) with McKesson and the other parties thereto. Under the terms of the Contribution Agreement, the parties completed the establishment of the Joint Venture, a joint venture that combined the McKesson Technology Solutions businesses, excluding McKesson’s Enterprise Information Solutions business and RelayHealth Pharmacy Network (such contributed businesses, “Core MTS”), with Legacy CHC’s businesses, including substantially all of the assets and operations of Legacy CHC, but excluding Legacy CHC’s pharmacy claims switching and prescription routing businesses (such excluded business, the “eRx Network” and the businesses contributed by Legacy CHC, together with Core MTS, the “Contributed Businesses”). We refer to the establishment of the Joint Venture, including the contribution of the Contributed Businesses and related transactions, collectively as the “Transactions.” The Transactions closed on March 1, 2017. From the time of its formation in June 2016 until the consummation of the Transactions, the Joint Venture had no substantive assets or operations.

Pursuant to the terms of the Contribution Agreement, (i) the Legacy CHC Stockholders, directly and indirectly, transferred ownership of substantially all of Legacy CHC to the Joint Venture in consideration of (a) the payment at the closing of the Transactions by the Joint Venture to the Legacy CHC Stockholders and certain participants in the Legacy CHC Amended and Restated 2009 Equity Incentive Plan of approximately (A) $1.8 billion, (B) stock in eRx Network Holdings, Inc., and (C) the 2017 Tax Receivable Agreement (defined below) and (b) the issuance to Change Healthcare Inc. of membership interests in the Joint Venture; and (ii) McKesson caused Core MTS to be transferred to the Joint Venture in consideration of (a) the assumption and subsequent payment at the closing of the Transactions by the Joint Venture to McKesson of a promissory note in the amount of approximately $1.3 billion, (b) the issuance of membership interests in the Joint Venture and (c) an interest in a tax receivable agreement from the Joint Venture.

Organizational Structure

Change Healthcare Inc. is a holding company that was formed in connection with the Transactions and does not own any material assets or have any operations other than through its interest in the Joint Venture. Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members. As a result, Change Healthcare Inc. does not consolidate the financial position and results of the Joint Venture. Instead, Change Healthcare Inc. accounts for its investment in the Joint Venture under the equity method of accounting.

The limited liability company agreement of the Joint Venture (the “LLC Agreement”) provides for a single class of membership interests that we refer to as “LLC Units.” Prior to this offering, Change Healthcare Inc. holds approximately 30% of the issued and outstanding LLC Units and McKesson holds approximately 70% of the outstanding LLC Units.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow McKesson to retain its equity ownership in the Joint Venture, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering, the Sponsors and management will, by contrast, hold their equity ownership in Change Healthcare Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of common stock. We believe that McKesson generally finds it advantageous, in periods prior to the Qualified McKesson Exit, to continue to hold its equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See “Organizational Structure” and “Risk Factors—Risks Related to Our Organizational Structure” for additional information about our organizational structure, including our tax receivable agreements.

Following the expiration of the underwriter lock-up period in connection with this offering, subject to the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a spin-off or split-off transaction (or a combination of the foregoing) that would result, among other things, in the acquisition by Change Healthcare Inc. of all of McKesson’s LLC Units and the issuance by Change Healthcare Inc. to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock (such transactions, a “Qualified McKesson Exit”). See “Certain Relationships and Related Person Transactions—LLC Agreement of the Joint Venture—Transfers of LLC Units.” In connection with a Qualified McKesson Exit, McKesson would contribute the stock of McKesson subsidiaries that own all of McKesson’s interests in the Joint Venture to a Delaware corporation that is McKesson’s direct or indirect wholly-owned subsidiary (“SpinCo”) and then would either distribute stock of SpinCo to the stockholders of McKesson as a dividend in a spin-off, commence one or more exchange offers pursuant to which McKesson will exchange stock of SpinCo for stock of McKesson held by the stockholders of McKesson or consummate one or more exchanges of stock of SpinCo for debt securities of McKesson (or a combination of the foregoing). Immediately thereafter, SpinCo would merge with and into Change Healthcare Inc. (the “Merger”), pursuant to which the stockholders of SpinCo will be entitled to receive a number of shares of common stock of Change Healthcare Inc. equal to the number of LLC Units held by SpinCo at the effective time of the Merger. Following a Qualified McKesson Exit, Change Healthcare LLC is expected to become a consolidated subsidiary of Change Healthcare Inc. Change Healthcare Inc.’s stockholders and board of directors have already approved the Merger and the related Merger Agreement described herein.

McKesson would also enter into a customary Separation and Distribution Agreement with SpinCo (the “Separation and Distribution Agreement”) and other ancillary agreements prior to, and in connection with, a Qualified McKesson Exit. McKesson, SpinCo and Change Healthcare Inc. would also enter into a Tax Matters Agreement, which would govern the rights, responsibilities and obligations of McKesson and SpinCo after the Qualified McKesson Exit with respect to tax liabilities and benefits (including indemnification provisions in favor of McKesson in the event certain transactions related to the Qualified McKesson Exit do not qualify for tax-free treatment), tax attributes, tax contests and other tax sharing regarding U.S. federal, state and local, and non-U.S., taxes, other tax matters and related tax returns.

In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the LLC Agreement of the Joint Venture, please read “Certain Relationships and Related Person Transactions.”

The simplified diagram below depicts our organizational structure immediately following this offering and the concurrent offering of the Units. For additional detail, see “Organizational Structure.”

(1)

Immediately following this offering, our Sponsors, management and other pre-IPO owners will own 64% of our outstanding common stock (or 60% if the underwriters exercise in full their option to purchase additional shares of common stock) and public stockholders will own 36% of our outstanding common stock (or 40% if the underwriters exercise in full their option to purchase additional shares of common stock).

(2)

Immediately following this offering, McKesson and Change Healthcare Inc. will hold 60% and 40%, respectively, of the outstanding LLC Units of the Joint Venture (or 59% and 41%, respectively, if the underwriters exercise in full their option to purchase additional shares of common stock). Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members.

(3)

Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a Qualified McKesson Exit. In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the LLC Agreement of the Joint Venture, please read “Certain Relationships and Related Person Transactions.”

(4)

Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units (including from any exercise by the underwriters of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into arrangements (the “Mirror Arrangements”) with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. See “Organizational Structure—Offering Transactions.”

The simplified diagram below depicts what our organizational structure would be immediately following a Qualified McKesson Exit if McKesson were to conduct a spin-off or split-off transaction of all of McKesson’s LLC Units immediately following this offering and the concurrent offering of the Units. For additional detail, see “Organizational Structure—Qualified McKesson Exit & Exchanges.” There is no assurance that McKesson will pursue a Qualified McKesson Exit.

(1)

In the event that a Qualified McKesson Exit were to occur immediately following this offering, our Sponsors, management and other pre-IPO owners would own 26% of our outstanding common stock (or 25% if the underwriters exercise in full their option to purchase additional shares of common stock) and public stockholders (including the securityholders of McKesson who receive shares of our common stock in connection with the Qualified McKesson Exit) will own 74% of our outstanding common stock (or 75% if the underwriters exercise in full their option to purchase additional shares of common stock).

Change Healthcare Inc. was incorporated in Delaware on June 22, 2016 under the name HCIT Holdings, Inc. On October 26, 2018, we changed our name to Change Healthcare Inc. Our principal executive offices are located at 3055 Lebanon Pike, Suite 1000, Nashville, Tennessee 37214 and our telephone number is 615-932-3000.

Concurrent Offering

Concurrently with this offering, Change Healthcare Inc. is offering, by means of a separate prospectus, 5,000,000 6.00% Tangible Equity Units (and, to the extent that the underwriters sell more than 5,000,000 Units, up to an additional 750,000 Units that the underwriters in the concurrent offering have the option to purchase from Change Healthcare Inc. at the initial public offering price thereof less the underwriting discount, exercisable within 13 days beginning on, and including, the date of initial issuance of the Units), each with a stated amount of $50.00. We estimate that the net proceeds to Change Healthcare Inc. from the sale of Units in the concurrent offering, if completed, will be approximately $243 million (or approximately $279 million if the underwriters in the concurrent offering exercise in full their option to purchase additional Units), in each case after deducting underwriting discounts and commissions. The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses payable by it in the concurrent offering. We estimate these offering expenses (excluding underwriting discounts and commissions), will be approximately $2.5 million. The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering, and there can be no assurance that the concurrent offering will be completed on the terms described herein or at all. For additional information, see “Tangible Equity Units Offering.”

The Offering

Common stock offered by Change Healthcare Inc.	42,857,142 shares (plus up to an additional 6,428,571 shares at the option of the underwriters).

Common stock outstanding after giving effect to this offering	118,331,796 shares (or 124,760,367 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common stock outstanding after this offering assuming exchange of all LLC Units held by McKesson	294,326,988 shares (or 300,755,559 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We estimate that the net proceeds to Change Healthcare Inc. from this offering, after deducting underwriting discounts and commissions, will be approximately $529 million (or $609 million if the underwriters exercise in full their option to purchase additional shares of common stock). The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses payable by it in this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $7.5 million.

We estimate that the net proceeds to Change Healthcare Inc. from the concurrent offering of the Units, if completed, after deducting underwriting discounts and commissions, will be approximately $243 million (or $279 million if the underwriters in the concurrent offering of Units exercise in full their option to purchase additional Units). The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses payable by it in the concurrent offering of the Units. We estimate these offering expenses (excluding underwriting discounts and commissions), will be approximately $2.5 million.

Change Healthcare Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of common stock) to purchase a number of newly issued LLC Units from the Joint Venture that is equivalent to the number of shares of common stock that we offer and sell in this offering. Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units in the concurrent offering of the Units (including from any exercise by the underwriters in the concurrent offering of the Units of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into the Mirror Arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. See “Organizational Structure—Offering Transactions.”

The Joint Venture, in turn, expects to use the proceeds from (i) this offering, together with cash on hand, to repay outstanding indebtedness under our senior secured term loan facility totaling approximately $529 million in aggregate principal amount (or $609 million in aggregate principal amount if the underwriters exercise in full their option to purchase additional shares of common stock) at the initial public offering price of $13.00 per share, and for offering expenses and (ii) the concurrent offering of the Units, if completed, together with cash on hand, to repay outstanding indebtedness under our senior secured term loan facility totaling approximately $243 million in aggregate principal amount (or $279 million in aggregate principal amount if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units), and for offering expenses. See “Use of Proceeds.”

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.” Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members.

Dividend policy	The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including the Joint Venture) to us, and such other factors as our board of directors may deem relevant.

Change Healthcare Inc. is a holding company and has no material assets other than its interest in the Joint Venture. As a result, Change Healthcare Inc. will not be able to pay any dividend unless the Joint Venture makes a distribution to its members in an amount sufficient to cover the dividend declared by Change Healthcare Inc. The ability of the Joint Venture to make distributions to us is restricted, among other things, by the terms of its debt agreements. If the Joint Venture makes such distributions to Change Healthcare Inc., McKesson will be entitled to participate ratably in such distributions for so long as it continues to hold LLC units.

Exchange rights of McKesson

Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a spin-off or split-off transaction that would result in the acquisition by Change Healthcare Inc. of all of

McKesson’s LLC Units and the issuance by Change Healthcare Inc. to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock (such transactions, a “Qualified McKesson Exit”). In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the LLC Agreement of the Joint Venture, please read “Certain Relationships and Related Person Transactions.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2% of the shares of common stock offered by this prospectus for sale to our directors, officers and certain of our employees and other persons associated with us. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a directed share program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Certain United States federal income and estate tax consequences to non-U.S. holders	For a discussion of certain United States federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Proposed trading symbol	“CHNG”

Concurrent Tangible Equity Units Offering	Concurrently with this offering of common stock, Change Healthcare Inc. is making a public offering, by means of a separate prospectus, of 5,000,000 Units, and Change Healthcare Inc. has granted the underwriters of that offering a 13-day option to purchase up to an additional 750,000 Units.

We cannot assure you that the offering of Units will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the offering of Units, but the closing of the offering of Units is conditioned upon the closing of this offering. See the section of this prospectus entitled “Tangible Equity Units Offering” for a summary of the terms of the Units and a further description of the concurrent offering.

Conflicts of Interest	Certain affiliates of Credit Suisse Securities (USA) LLC, an underwriter of this offering and the concurrent offering of the Units, hold a portion of our senior secured term loan facility, and, in connection with the repayment of a portion of our senior secured term loan facility following the completion of the Offering Transactions, it is expected that these affiliates of Credit Suisse Securities (USA) LLC will receive more than 5% of the net proceeds of this offering, and more than 5% of the aggregate net proceeds of this offering and the concurrent offering of the Units. See “Use of Proceeds.” In addition, affiliates of Blackstone Advisory Partners L.P., an underwriter of this offering and the concurrent offering of the Units, own in excess of 10% of our issued and outstanding common stock. As a result of the foregoing relationships, Credit Suisse Securities (USA) LLC and Blackstone Advisory Partners L.P. are each deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering and the concurrent offering of the Units will each be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering or the concurrent offering of the Units. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering and no sales of the Units in the concurrent offering will be made to any discretionary account over which Credit Suisse Securities (USA) LLC or Blackstone Advisory Partners L.P. exercises discretion without the prior specific written approval of the account holder.

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect:

•	6,428,571 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock from us;

•	175,995,192 shares of common stock issuable upon exchange of 175,995,192 LLC Units that will be held by McKesson immediately following this offering;

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25,000,000 shares of common stock that may be granted under the new Change Healthcare Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Management—Executive Compensation—Equity Compensation and Stock Purchase Plan—Omnibus Incentive Plan;”

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19,114,543 shares of common stock underlying outstanding equity awards issued pursuant to our legacy 2009 equity incentive plan, including 1,129,905 shares that would be deliverable upon the net settlement of vested options and stock appreciation rights outstanding at the time of this offering. See “Management—Executive Compensation—Equity Compensation and Stock Purchase Plan—Equity Plan;”

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15,000,000 shares of common stock available for issuance under our 2019 Employee Stock Purchase Plan (the “ESPP”). See “Management—Executive Compensation—Equity Compensation and Stock Purchase Plans—Employee Stock Purchase Plan;” or

•

up to 19,230,500 shares of common stock (or up to 22,115,075 shares if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units) issuable upon settlement of the purchase contracts that are a component of the Units being offered in the concurrent offering, in each case, at the rate of 3.8461 shares of common stock per purchase contract, based on the initial public offering price of $13.00 per share of common stock, and assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts, subject to certain anti-dilution adjustments, and the acquisition by Change Healthcare Inc. of a corresponding number of LLC Units.

Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects and assumes the completion of the concurrent offering of 5,000,000 Units and assumes no exercise by the underwriters of the concurrent offering of their option to purchase additional Units.

Summary Historical Financial and Other Data

Summary Historical Financial Data of Change Healthcare Inc.

The following table sets forth the summary historical financial data of Change Healthcare Inc. for the periods ended and at the dates indicated below. The summary historical statements of operations data and the summary statements of cash flows data for the years ended March 31, 2019 and 2018 and the period from June 22, 2016 (inception) through March 31, 2017 and the summary balance sheet data as of March 31, 2019 and 2018 were derived from the audited financial statements of Change Healthcare Inc., included elsewhere in this prospectus. The summary balance sheet data as of March 31, 2017 was derived from the audited financial statements of Change Healthcare Inc., not included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical financial data below, together with the financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other information included elsewhere in this prospectus.

Change Healthcare Inc. is a holding company that was formed in connection with the Transactions and does not own any material assets or have any operations other than through its interest in the Joint Venture. Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members. As a result, Change Healthcare Inc. does not consolidate the financial position and results of the Joint Venture. Instead, Change Healthcare Inc. accounts for its investment in the Joint Venture under the equity method of accounting.

For periods prior to March 1, 2017, this prospectus presents the financial position and results of Legacy CHC and Core MTS, the predecessors for accounting purposes to Change Healthcare Inc. In addition, this prospectus supplementally presents the consolidated financial position and results of the Joint Venture, the equity method investee of Change Healthcare Inc., in all periods since the Joint Venture’s inception.

	Change Healthcare Inc.
	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 22, 2016 (inception) to March 31, 2017
	(In millions)
Summary Statement of Operations Data:
Revenue	$—	$—	$—
Operating expenses:
General and administrative	1.1	0.2	0.8

Total operating expenses	1.1	0.2	0.8

Operating income (loss)	(1.1)	(0.2)	(0.8)
Loss from Equity Method Investment in Joint Venture	70.5	58.7	43.1
(Gain) Loss on Sale of Interests in Joint Venture	(0.7)	—	—
Management fee income	(0.4)	(0.2)	(0.8)

Income (loss) before income tax provision (benefit)	(70.5)	(58.7)	(43.1)
Income tax provision (benefit)	(18.6)	(119.6)	(16.8)

Net income (loss)	$(51.9)	$61.0	$(26.3)

	Change Healthcare Inc.
	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 22, 2016 (inception) to March 31, 2017
	(In millions)
Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$3.4	$—	$—
Total assets	$1,298.8	$1,374.0	$1,389.4
Total debt	$—	$—	$—
Total stockholders’ equity	$1,132.5	$1,176.6	$1,088.2

Summary Statement Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$3.4	$—	$—
Net cash provided by (used in) investing activities	$6.5	$0.2	$—
Net cash provided by (used in) financing activities	$(6.5)	$(0.2)	$—

Summary Historical Consolidated Financial Data of Change Healthcare LLC

The following table sets forth the summary historical consolidated financial and other data of Change Healthcare LLC, or the Joint Venture, for the periods ended and at the dates indicated below. The summary historical statements of operations data and the summary statements of cash flows data for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) through March 31, 2017 and the summary balance sheet data as of March 31, 2019 and 2018 were derived from the audited consolidated financial statements of Change Healthcare LLC, included elsewhere in this prospectus. The summary balance sheet data as of March 31, 2017 was derived from the audited condensed consolidated financial statements of Change Healthcare LLC, not included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other information included elsewhere in this prospectus.

	Change Healthcare LLC
	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017

	(In millions)
Summary Statement of Operations Data:
Revenue:
Solutions revenue	$3,043.1	$3,024.4	$283.5
Postage revenue	238.6	274.4	26.1

Total Revenue	3,281.7	3,298.8	309.6

	Change Healthcare LLC
	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017

	(In millions)
Operating expenses:
Cost of operations (exclusive of depreciation and amortization below)	1,354.7	1,407.9	133.7
Research and development	202.2	221.7	22.6
Sales, marketing, general and administrative	821.1	749.9	109.9
Customer postage	238.6	274.4	26.1
Depreciation and amortization	278.0	278.4	26.5
Accretion and changes in estimate with related parties, net	19.3	(50.0)	(24.5)
Gain on Sale of the Extended Care Business	(111.4)	—	—
Impairment of long-lived assets and other exit related costs	0.7	0.8	48.7

Total operating expenses	2,803.2	2,883.0	343.0

Operating income (loss)	478.5	415.8	(33.4)
Interest expense, net	325.4	292.5	22.4
Loss on extinguishment of debt	—	—	70.1
Contingent consideration	(0.8)
Other, net	(18.3)	(17.2)	(1.3)

Income (loss) before income tax provision (benefit)	172.2	140.5	(124.6)
Income tax provision (benefit)	(4.5)	(51.9)	(41.0)

Net income (loss)	$176.7	$192.4	$(83.6)

Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$47.7	$48.9	$185.7
Total assets	$6,204.1	$6,200.9	$6,283.5
Total debt	$5,789.9	$5,920.9	$5,959.1
Tax receivable obligations to related parties	$212.7	$223.2	$298.1
Members’ deficit	$(904.8)	$(1,066.2)	$(1,273.4)

Summary Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$287.7	$324.8	$(40.7)
Net cash provided by (used in) investing activities	$(105.7)	$(260.7)	$(11.2)
Net cash provided by (used in) financing activities	$(182.1)	$(197.5)	$240.1

Summary Operational and Other Data(1):
Adjusted EBITDA(2)	$935.0	$943.8	$82.1
Adjusted Net Income(2)	$478.7	$490.6	$28.6

(1)

The Joint Venture uses a number of operational and other metrics in order to evaluate performance and make decisions about its business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change Healthcare LLC—Key Performance Measures” for additional information regarding its use of these metrics.

(2)

The Joint Venture defines Adjusted EBITDA as net income (loss) before net interest expense, income tax provision (benefit), depreciation and amortization, as adjusted to exclude the impact of certain items that are not reflective of its core operations. The Joint Venture defines Adjusted Net Income as net income (loss) before amortization expense, as adjusted to exclude the impact of certain items that are not reflective of its core operations, and the tax effects of the foregoing adjustments.

Management uses Adjusted EBITDA and Adjusted Net Income to facilitate a comparison of the Joint Venture’s operating performance on a consistent basis from period to period that, when viewed in combination with the Joint Venture’s results according to GAAP, management believes provides a more complete understanding of the factors and trends affecting the Joint Venture’s business than GAAP measures alone. Management believes these non-GAAP measures assist the Joint Venture’s board of directors, management, lenders and investors in comparing the Joint Venture’s operating performance on a consistent basis because they remove, where applicable, the impact of the Joint Venture’s capital structure, asset base, acquisition accounting and other items that are not reflective of its core operations. Additionally, management uses Adjusted EBITDA and Adjusted Net Income to evaluate the Joint Venture’s operational performance, as a basis for strategic planning and as a performance evaluation metric in determining achievement of certain executive and management incentive compensation programs.

Despite the importance of these measures in analyzing the Joint Venture’s business, measuring and determining incentive compensation and evaluating the Joint Venture’s operating performance, as well as the use of Adjusted EBITDA and Adjusted Net Income measures by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for net income (loss), cash flow or other methods of analyzing the Joint Venture’s results as reported under GAAP. The Joint Venture does not use or present Adjusted EBITDA or Adjusted Net Income as a measure of liquidity or cash flow. Some of the limitations of these measures are:

•	they do not reflect the Joint Venture’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, the Joint Venture’s working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments on the Joint Venture’s debt;

•	Adjusted EBITDA does not reflect income tax payments the Joint Venture is required to make;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA and Adjusted Net Income do not reflect any cash requirements for such replacements; and

•

other companies in the Joint Venture’s industry may calculate these measures differently, limiting their usefulness as comparative measures. For example, our calculation of Adjusted Net Income excludes all amortization expense. As a result, our presentation of Adjusted Net Income is not comparable to that of companies that do not exclude such expense or only exclude a portion of it.

To properly and prudently evaluate the Joint Venture’s business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate the Joint Venture’s business. We also strongly urge you to review the reconciliations of net income (loss) to Adjusted EBITDA and Adjusted Net Income set forth below.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017

		(In millions)
Net income (loss)	$176.7	$192.4	$(83.6)
Interest expense, net	325.4	292.5	22.4
Income tax provision (benefit)	(4.5)	(51.9)	(41.0)
Depreciation and amortization(a)	278.0	278.4	26.5
Amortization of capitalized software developed for sale	14.7	18.3	1.5

EBITDA	$790.3	$729.7	$(74.2)
Adjustments to EBITDA:
Equity compensation(b)	20.1	24.7	0.7
Acquisition accounting adjustments(c)	3.5	2.6	0.1
Acquisition and divestiture-related costs(d)	13.1	1.8	—
Transaction-related costs(e)	—	4.6	43.3
Integration and related costs(f)	114.5	107.2	8.8
Management fees and related costs(g)	10.5	11.5	0.9
Implementation costs related to recently issued accounting standards(h)	8.3	26.6	1.6
Strategic initiative, duplicative and transition costs(i)	27.3	12.3	0.9
Severance costs(j)	17.7	38.3	2.2
Accretion and changes in estimate with related parties, net(k)	19.3	(50.0)	(24.5)
Impairment of long-lived assets and other exit related costs(l)	4.2	0.8	48.7
Loss on extinguishment of debt(m)	—	—	70.1
Gain on Sale of the Extended Care Business(n)	(111.4)	—	—
Contingent consideration(o)	(0.8)	—	—
Other non-routine, net(p)	18.4	33.8	3.5

EBITDA Adjustments	144.7	214.2	156.3

Adjusted EBITDA(q)	$935.0	$943.8	$82.1

(a)

Total depreciation and amortization includes $146.5 million, $174.1 million and $16.6 million of amortization of identifiable intangible assets for the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively, that arose from the application of acquisition method accounting following a business combination. Such amounts do not include amortization of software developed following business combinations.

(b)

Represents non-cash equity-based compensation of Change Healthcare Inc. to employees and directors of the Joint Venture. The Joint Venture believes this adjustment allows it to compare operating performance without regard to the impact of equity-based compensation expense, which varies from period to period based on the timing of grants and value of the options.

(c)

Represents adjustments that arose from acquisition method accounting following a business combination. These adjustments principally relate to the revaluation of deferred revenue to fair value and the subsequent reduction to recognized revenue. As the related revenue stream is an ongoing component of the Joint Venture’s business, the Joint Venture believes it is appropriate to consider these items in earnings in the period in which they would have been recognized absent the application of acquisition method accounting.

(d)	Represents acquisition, divestiture and related costs charged to operations.

(e)	Represents costs associated with the Transactions following the close of the Transactions and unrelated to integration efforts.
(f)

Represents incremental costs incurred in connection with the integration of Legacy CHC and Core MTS. Such costs include professional fees for consultants engaged in project management, process design, human resource policy harmonization and other integration costs.

(g)

Represents management and advisory fees paid to McKesson and the Sponsors pursuant to a management services agreement. See “Certain Relationships and Related Person Transactions—Management Services Agreement.”

(h)	Represents external costs related to upcoming changes in accounting standards regarding the recognition of revenue and leases.
(i)

Represents adjustments for advisory and consulting fees incurred in connection with strategic initiatives and significant operations efficiency measures including the rebranding of the Joint Venture and other costs.

(j)	Represents severance costs that primarily relate to operational efficiency measures.
(k)

Represents accretion of certain of the Joint Venture’s tax receivable agreement obligations from their initial fair value to the total expected payments due under such agreements as well as changes in estimate related to other tax receivable agreements. Because the amortized costs of these agreements are directly attributable to the Sponsors and their affiliates, the Joint Venture does not believe they represent a routine ongoing cost of operations of a typical business.

(l)	Represents impairment charges generally incurred in connection with the retirement of products or the abandonment of property and equipment, product development initiatives or executory contracts.
(m)	Represents the loss on extinguishment of debt that resulted from the Transactions.
(n)	Represents the gain recognized from the sale of the extended care solutions business, which the Joint Venture divested in July 2018.
(o)	Represents contingent consideration adjustments related to business combinations.
(p)

Represents other non-routine adjustments that management believes are not indicative of the Joint Venture’s ongoing operations. The following table shows a breakout of the components of Other non-routine, net:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017

		(In millions)
Other Adjustments to EBITDA:
Impairment of contract acquisition costs	$—	$5.2	$—
Non-routine litigation related expenses	12.1	16.8	—
ASC 450 contingencies	—	2.7	—
Other(i)	6.3	9.1	3.5

Total Other non-routine, net:	$18.4	$33.8	$3.5

(i)	Represents other miscellaneous adjustments to exclude the impact of non-routine and other items not reflective of the Joint Venture’s core operations.
(q)

Includes approximately $1.1 million, $15.7 million and $3.9 million of Adjusted EBITDA for the extended care solutions business, which the Joint Venture divested in July 2018, during the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

The following table sets forth a reconciliation of net income (loss) to Adjusted Net Income:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
	(in millions)
Net income (loss)	$176.7	$192.4	$(83.6)
Amortization expense(a)	232.9	238.5	22.3
EBITDA Adjustments(b)	144.7	214.2	156.3
Tax Effects of EBITDA Adjustments and amortization expense(c)	(75.6)	(154.5)	(66.4)

Adjusted Net Income	$478.7	$490.6	$28.6

(a)

Represents amortization expense determined in accordance with generally accepted accounting principles. By excluding the impact of amortization expense, the Joint Venture believes that this adjustment and Adjusted Net Income, when considered together with its results of operations presented in accordance with GAAP, provide meaningful information about the performance of its core operations and foster comparability of the Joint Venture’s results. Despite the importance of the Adjusted Net Income measure, including this adjustment, in analyzing the Joint Venture’s business, it has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for net income (loss), cash flow or other methods of analyzing the Joint Venture’s results as reported under GAAP. While amortization is a non-cash charge, the assets being amortized often will have to be replaced in the future and this adjustment does not reflect any cash requirements for replacements of such assets. Total amortization includes $146.5 million, $174.1 million and $16.6 million of amortization of identifiable intangible assets for the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively, that arose from the application of acquisition method accounting following a business combination.

(b)	See the reconciliation of net income (loss) to Adjusted EBITDA above for additional information about these EBITDA adjustments.
(c)

Represents the increase in the income tax provision resulting from the adjustments to EBITDA and amortization expense, taking into consideration the nature, affected consolidated subsidiary and relevant tax jurisdictions, incremental to the income tax provision (benefit) computed in accordance with GAAP. The increase in income tax provision relating only to EBITDA Adjustments and the elimination of the incremental amortization expense resulting from acquisition method adjustments was $53.8 million, $130.9 million and $64.1 million for the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change Healthcare LLC—Qualified McKesson Exit” for information on how income taxes would be affected following a Qualified McKesson Exit.

Summary Historical Consolidated Financial Data of Legacy CHC

The following table sets forth the summary historical consolidated financial and other data of Legacy CHC as of and for the periods indicated. The summary historical consolidated statements of operations and consolidated statements of cash flows data for the fiscal years ended December 31, 2016 and 2015 and for the period from January 1, 2017 through February 28, 2017 and the summary historical consolidated balance sheet data as of February 28, 2017, December 31, 2016 and December 31, 2015 have been derived from Legacy CHC’s historical audited consolidated financial statements included elsewhere in this prospectus.

The summary historical financial data of Legacy CHC is qualified in its entirety by reference to, and should be read in conjunction with, the information contained in “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical consolidated financial statements and related notes of Legacy CHC included elsewhere in this prospectus.

	Legacy CHC
	Two Months Ended February 28, 2017	Year Ended
		December 31, 2016	December 31, 2015
	(In millions)
Summary Statement of Operations Data:
Revenue:
Solutions revenue	$204.4	$1,252.2	$1,124.2
Postage revenue	46.7	305.0	352.9

Total Revenue	251.1	1,557.2	1,477.1
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	98.3	561.1	507.4
Development and engineering	14.2	60.0	45.5
Sales, marketing, general and administrative	77.9	278.6	217.6
Customer postage	46.7	305.0	352.9
Depreciation and amortization	43.3	252.3	342.3
Accretion	2.7	8.1	10.5
Impairment of long-lived assets	—	0.7	8.6

Total costs and expenses	283.1	1,465.8	1,484.8

Operating income (loss)	(32.0)	91.4	(7.7)
Interest expense, net	30.0	185.9	168.3
Loss on extinguishment of debt	—	—	—
Contingent consideration	—	—	(4.8)
Other	—	—	(0.8)

Income (loss) before income taxes	(62.0)	(94.5)	(170.4)
Income tax provision	(25.4)	(19.1)	(82.6)

Net income (loss)	$(36.6)	$(75.4)	$(87.8)

Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$136.7	$118.0	$66.7
Total assets	$4,378.0	$4,502.5	$4,557.2
Total debt(1)	$2,762.9	$2,761.0	$2,774.0
Tax receivable obligations to related parties	$183.3	$180.6	$173.5
Total equity	$953.0	$1,109.7	$1,175.1

Summary Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$31.1	$211.8	$166.8
Net cash provided by (used in) investing activities	$(8.0)	$(123.0)	$(780.0)
Net cash provided by (used in) financing activities	$(4.5)	$(37.4)	$597.5

Summary Operational and Other Data:
Legacy CHC Adjusted EBITDA(2)	$69.9	$440.0	$403.6

(1)

Total debt at February 28, 2017, December 31, 2016 and December 31, 2015 is reflected net of unamortized debt discount of approximately $32.7 million, $34.9 million and $47.8 million, respectively, related to original loan fees and original issue discount. Total debt at February 28, 2017, December 31, 2016 and December 31, 2015 also includes data sublicense and other financing arrangement obligations of $10.7 million, $10.9 million and $18.2 million, respectively.

(2)

The following table sets forth a reconciliation of net income (loss) to Legacy CHC Adjusted EBITDA. All of the items included in the reconciliation from net income (loss) to Legacy CHC Adjusted EBITDA are items that management believes were not reflective of Legacy CHC’s core operations. See “—Summary Historical Consolidated Financial Data of Change Healthcare LLC” above for a discussion regarding the use of Adjusted EBITDA.

	Two Months Ended February 28, 2017	Year Ended
		December 31, 2016	December 31, 2015
	(In millions)
Net income (loss)	$(36.6)	$(75.3)	$(87.8)
Interest expense, net	30.0	185.9	168.3
Income tax provision	(25.4)	(19.1)	(82.6)
Depreciation and amortization	43.3	252.2	342.3

Legacy CHC EBITDA	$11.3	$343.7	$340.2

Adjustments to EBITDA:
Equity compensation(a)	26.4	10.1	9.3
Acquisition accounting adjustments(b)	0.1	1.1	1.8
Acquisition-related cost(c)	0.8	6.8	8.4
Core MTS transaction-related costs(d)	21.7	28.4	—
Monitoring fees and related costs(e)	1.0	6.4	6.7
Strategic initiatives, duplicative and transition costs(f)	2.9	19.1	10.9
Severance costs(g)	0.5	12.7	7.0
Accretion and changes in estimate, net(h)	2.7	8.1	10.5
Impairment of long-lived assets(i)	—	0.7	8.6
Contingent Consideration(j)	—	—	(4.8)
Other non-routine, net(k)	2.5	2.9	5.0

EBITDA Adjustments	58.6	96.3	63.4

Legacy CHC Adjusted EBITDA	$69.9	$440.0	$403.6

(a)

Represents non-cash equity-based compensation of Legacy CHC to its employees and directors. We believe excluding this adjustment allows us to compare operating performance without regard to the impact of equity-based compensation expense, which varies from period to period based on the timing of grants and value of the options.

(b)

Represents adjustments that arose from acquisition method accounting following a business combination. These adjustments principally relate to the revaluation of deferred revenue to fair value and the subsequent reduction to recognized revenue. As the related revenue stream is ongoing, we believe it is appropriate to consider these items in earnings in the period in which they would have been recognized absent the application of acquisition method accounting.

(c)	Represents acquisition, divestiture and related costs charged to operations (excluding costs included in the adjustment discussed in (d) directly below).
(d)	Represents costs associated with the Transactions following the close of the Transactions and unrelated to integration efforts.
(e)	Represents management and advisory fees paid to the Sponsors.
(f)

Represents adjustments for advisory and consulting fees incurred in connection with strategic initiatives and significant operations efficiency measures including the rebranding of Legacy CHC and other costs.

(g)	Represents severance costs which primarily relate to changes in executive leadership and operational efficiency measures.
(h)

Represents accretion of certain tax receivable agreement obligations from their initial fair value to the total expected payments due under the agreement. Because the amortized costs of these agreements are directly attributable to the Sponsors and their affiliates, we do not believe they represent a routine ongoing cost of operations of a typical business.
(i)	Represents impairment charges generally incurred in connection with the retirement of products or the abandonment of property and equipment or product development initiatives.
(j)	Represents changes in the fair value of contingent consideration (i.e. earn-out) obligations associated with prior acquisitions.
(k)	Represents other non-routine adjustments that management believes are not indicative of ongoing operations.

Summary Historical Combined Financial Data of Core MTS

The following table sets forth the summary historical combined financial and other data of Core MTS as of and for the periods indicated. The summary historical combined balance sheet data as of February 28, 2017 and March 31, 2016 and the combined statements of operations and combined statements of cash flows data for the fiscal year ended March 31, 2016 and the period from April 1, 2016 to February 28, 2017 have been derived from Core MTS’ historical audited combined financial statements included elsewhere in this prospectus.

The summary historical combined financial data of Core MTS is qualified in its entirety by reference to, and should be read in conjunction with, the information contained in “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical combined financial statements and related notes of Core MTS included elsewhere in this prospectus.

	Core MTS
	Eleven Months Ended February 28, 2017	Year Ended March 31, 2016
	(In millions)
Summary Statement of Operations Data:
Revenue	$1,712	$1,909
Cost of Sales	(848)	(951)

Gross Profit	864	958
Operating Expenses
Selling, distribution and administrative expenses	(457)	(448)
Research and development	(159)	(197)

Total operating expenses	(616)	(645)

Operating income	248	313
Other income, net	2	3

Income before income taxes	250	316
Income tax expense	(14)	(26)

Net income	236	290
Net income attributable to noncontrolling interests	(1)	(1)

Net income attributable to Core MTS	$235	$289

Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$31	$46
Total assets	$2,002	$1,966
Total equity	$1,144	$1,029

Summary Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$180	$375
Net cash provided by (used in) investing activities	$(80)	$48
Net cash provided by (used in) financing activities	$(116)	$(429)

Summary Operational and Other Data:
Core MTS Adjusted EBITDA(1)	$367	$374

(1)

The following table sets forth a reconciliation of net income to Core MTS Adjusted EBITDA. All of the items included in the reconciliation from net income to Core MTS Adjusted EBITDA are items that management believes were not reflective of Core MTS’s core operations. See “—Summary Historical Consolidated Financial Data of Change Healthcare LLC” above for a discussion regarding the use of Adjusted EBITDA.

	Eleven Months Ended February 28, 2017	Year Ended March 31, 2016
	(In millions)
Net income attributable to Core MTS	$235	$289
Income tax expense	14	26
Depreciation and amortization	51	60

Core MTS EBITDA	$300	$375

Adjustments to EBITDA:
Equity compensation(a)	24	27
Severance and other restructuring costs(b)	(3)	28
Implementation costs related to recently issued accounting standards(c)	2	4
Fixed asset (gain)/losses and gain on business sale(d)	(0)	(58)
Asset impairments(e)	15	11
Other income(f)	(2)	(3)
Foreign currency (gain)/loss(g)	(0)	(3)
Transaction, integration and exit costs(h)	52	—
Noncontrolling interest(i)	1	1
Amortization of deferred costs(j)	(1)	(0)
Strategic initiatives(k)	0	2
Divested and disposed businesses(l)	(21)	(10)

EBITDA Adjustments	67	(1)

Core MTS Adjusted EBITDA	$367	$374

(a)	Represents non-cash expense related to stock options and restricted stock unit awards allocated from McKesson.
(b)	Represents severance and other restructuring expenses.
(c)	Represents external costs related to upcoming changes in accounting standards regarding the recognition of revenue.
(d)	Represents gains on sale of the nurse triage business within Connected Care and Analytics (“CCA”) and a portion of the ambulatory business within Business Performance Services (“BPS”).
(e)	Represents the non-cash impact of asset impairments of capitalized assets on the balance sheet.
(f)	Represents non-cash rental income from non-core assets that offsets depreciation expense and a portion of the gain on sale of the nurse triage business within CCA.
(g)	Represents non-cash foreign currency translation income and gain on foreign currency hedge.
(h)	Represents transaction costs related to the Transactions (including legal and consulting costs), in addition to integration costs.
(i)	Represents income attributed to a non-controlling interest at BPS and a smaller amount related to a divested business.
(j)	Represents amortization of set-up and implementation costs that are cash costs related to cost of operations and deducted in amortization above.
(k)	Represents costs associated with a one-time IT project and non-recurring strategic initiatives.
(l)	Deducts Adjusted EBITDA for divested businesses and certain discontinued services.

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock.

Risks Related to Our Business and Industry

Our business faces significant competition, which may harm our business, results of operations or financial condition.

We face substantial competition from many healthcare information systems companies and other information technology (“IT”) and other technology companies within the healthcare IT and services markets. We also compete with certain of our customers that provide internally some of the same solutions that we offer. The vigorous competition we face requires us to provide high quality, innovative products at a competitive price. These competitive threats will likely remain or expand in the future. Our key competitors include:

•	healthcare transaction processing companies, including those providing EDI services and/or internet-based services and those providing services through other means, such as paper and fax;

•

healthcare information system vendors that support providers or payers with their revenue and payment cycle management, imaging usage, retrieval and management, capacity and resource management, and clinical information exchange processes, including physician and dental practice management, hospital information, imaging and workflow solutions and EHR vendors;

•	IT and healthcare consulting service providers;

•

healthcare insurance companies, pharmacy benefit management and pharmacy benefit administrator companies, hospital management companies and pharmacies that provide or are developing electronic transaction and payment distribution services for use by providers and/or by their members and customers;

•	healthcare payments and communication solutions providers, including financial institutions and payment processors that have invested in healthcare data management assets, and print and mail vendors;

•	healthcare eligibility and enrollment services companies;

•	healthcare payment accuracy companies;

•	healthcare engagement and transparency companies;

•	healthcare billing and coding services companies;

•	providers of other data products and data analytics solutions, including healthcare risk adjustment, quality, economic statistics and other data; and

•	licensors of de-identified healthcare information.

In addition, the increasing standardization of certain healthcare IT products and services has made it easier for companies to enter these markets with competitive products and services. Many software, hardware, information systems and business process outsourcing companies, both with and without healthcare companies as their partners, offer or have announced their intention to offer products or services that are competitive with solutions that we offer. There have been a number of recent entrants that have successfully marketed competitive solutions and they may expand these offerings in the future. We cannot fully anticipate whether or when companies in adjacent or other product, service or technology areas may launch competitive products, and any such entry may lead to obsolescence of our products or loss of market share or erosion of the prices for our solutions, or both. The extent of this competition varies by the size of companies, geographical coverage and scope and breadth of products and services offered. Within certain of the markets in which we operate, our competitors are significantly larger and have greater financial or other resources than we do and have established reputations for success.

Additionally, the pace of change in the healthcare information systems market is rapid, and there are frequent new solution introductions, solution enhancements and evolving industry standards and requirements. We cannot guarantee that we will be able to upgrade our existing solutions or services, or introduce new solutions or services at the same rate as our competitors, or at all, nor can we guarantee that such upgrades or new solutions or services will achieve market acceptance over or among competitive offerings, or at all. Our competitors may also commercialize products, services or technologies that render our solutions obsolete or less marketable.

These competitive pressures could have a material adverse impact on our business, results of operations or financial condition.

Competition between us and some of our customers, or decisions by our customers to perform internally some of the same solutions or services that we offer, could harm our business, results of operations or financial condition.

Some of our existing customers compete with us, or may do so in the future, and some of our existing customers belong to alliances that compete with us, or may do so in the future, either with respect to the solutions or services we provide to them or with respect to some of our other lines of business. For example, some of our payer customers currently offer—through affiliated clearinghouses, web portals and other means—electronic data transmission services to providers that allow the provider to bypass third-party EDI service providers such as us, and additional payers may do so in the future. The ability of payers to replicate our solutions and the ability of providers to connect directly with payers may adversely affect the terms and conditions we are able to negotiate in our agreements with payers and our transaction volume with them, which directly relates to our revenue. In addition, to the extent that our customers elect to perform internally any of the business processes our solutions address, either because they believe they can provide such processes more efficiently internally or otherwise, we may lose such customers, or the volume of our business with such customers may be reduced, which could harm our business, results of operations or financial condition.

In recent years, the healthcare industry has been subject to increasing consolidation. Many healthcare organizations, including a number of our customers, have consolidated to create larger enterprises with greater market power. This consolidation trend could give the resulting enterprises greater bargaining power, which may lead to downward price pressure on our solutions or services, or less demand for them, or both. In addition, when our customers combine, they often consolidate infrastructure including IT systems, which in turn may erode the diversity of our customer and revenue base. Any of these effects could harm our business, results of operations or financial condition.

If we are unable to retain our existing customers or attract new customers, our business, financial condition or results of operations could suffer.

Our success depends substantially upon the retention of our existing customers and attracting new customers. We may not be able to retain our existing customers or attract new customers if we are unable to provide solutions or services that our existing or prospective payer customers believe enable them to achieve improved efficiencies and cost-effectiveness, and that our existing or prospective provider customers believe allow them to more effectively manage their revenue cycle, increase reimbursement rates and improve cash flows.

Our success in retaining and attracting customers will also depend, in part, on our ability to innovate successfully and be responsive to technological developments, pricing pressures and changing business models.

To remain competitive in the evolving healthcare IT markets, we must continuously upgrade our existing solutions, and develop and introduce new solutions on a timely basis. Future advances in healthcare IT could lead to new technologies, products or services that are competitive with our solutions, resulting in pricing pressure or rendering our solutions obsolete or not competitive. In addition, because we deliver enterprise-wide and single entity clinical, patient care, financial, imaging, supply chain and strategic management software solutions to payers, hospitals, physicians and other providers, our ability to integrate these software solutions could be challenged, which may impair our ability to retain customers and harm our reputation with existing and prospective customers. We also may not be able to retain or attract customers if our solutions contain errors or otherwise fail to perform properly, if our pricing structure is not competitive or if we are unable to renegotiate our customer contracts upon expiration.

Our revenue depends in part upon maintaining high customer retention rates and our future growth depends on attracting new customers. If we are unable to maintain our customer retention rates, or if we are unable to attract new customers, our business, results of operations or financial condition could be adversely impacted.

If we are unable to connect to a large number of payers and providers, our solutions would be limited and less desirable to our customers.

Our business largely depends upon our ability to connect electronically to a substantial number of payers, such as insurance companies, Medicare and Medicaid agencies and pharmacy benefit managers and administrators, and providers, such as hospitals, physicians, clinics, dentists, laboratories and pharmacies. The attractiveness of some of the solutions we offer to providers, such as our claims management and submission services, depends in part on our ability to connect to a large number of payers, which allows us to streamline and simplify workflows for providers. These connections may be made either directly or through a clearinghouse. We may not be able to maintain our connections with a large number of payers on satisfactory terms and we may not be able to develop new connections, either directly or through other clearinghouses, on satisfactory terms. The failure to maintain these connections could cause our solutions to be less attractive to our provider customers. In addition, our payer customers view our relationships with providers as desirable in allowing them to receive a high volume of transactions electronically and realize the resulting cost efficiencies through the use of our solutions. Competing EDI service providers can easily establish connections with payers and providers and thereby may replicate the solutions we provide. Our failure to maintain existing connections with payers, providers and other clearinghouses or to develop new connections as circumstances warrant, or an increase in the utilization of direct links between payers and providers, could cause our electronic transaction processing systems to be less desirable to healthcare constituents, which would reduce the number of transactions that we process, which would reduce our revenue and could have a material adverse impact on our business, results of operations or financial condition.

If our solutions do not interoperate with our customers’ or their vendors’ networks and infrastructures, or if our customers or their vendors implement new system updates that are incompatible with our solutions, sales of our solutions could be adversely affected.

Our solutions must interoperate with our customers’ and their vendors’ existing infrastructures, which often have different specifications, rapidly evolve, utilize multiple protocol standards, deploy products and applications from multiple vendors, and contain multiple generations of products that have been added to that infrastructure over time. Some of the technologies supporting our customers and their vendors are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. In addition, our customers and their vendors may implement new technologies into their existing networks and systems infrastructures that may not immediately interoperate with our solutions. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our services in response to changing customer and industry demands. If we encounter complications related to network configurations or settings, we may have to modify our solutions to enable them to interoperate with our customers’ and their vendors’ networks and can manage our customers’ transactions in the manner intended. For example, if our customers or their vendors implement new encryption protocols, it may be necessary for us to obtain a license to implement or interoperate with such protocols, and there can be no assurance that we will be able to obtain such a license on acceptable terms, if at all. These difficulties, and other difficulties we may experience, could delay or prevent the successful design, development, testing, introduction or marketing of our solutions. As a consequence of any of the foregoing, our ability to sell our solutions may be impaired, which could have a material adverse impact on our business, results of operations or financial condition.

Failure to maintain our relationships with our channel partners or significant changes in the terms of the agreements we have with them may have an adverse effect on our ability to successfully market our solutions.

We have entered into contracts with our channel partners to market and sell some of our solutions. Most of these contracts are on a non-exclusive basis. However, under contracts with some of our channel partners, we may be bound by provisions that restrict our ability to market and sell our solutions to potential customers. Our arrangements with some of these channel partners involve negotiated payments to them based on percentages of revenue they generate. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, our channel partners may not be motivated to produce a sufficient volume of revenue. The success of these partnerships will depend in part upon the channel partners’ own competitive, marketing and strategic considerations, including the relative advantages of using alternative solutions being developed and marketed by them or our competitors. If any of these channel partners is unsuccessful in marketing our solutions or seeks to amend the financial or other terms of the contracts we have with them, we may need to broaden our marketing efforts to increase focus on the solutions they sell and alter our distribution strategy, which may divert our planned efforts and resources from other projects and increase our costs generally. In addition, as part of the packages these channel partners sell, they may offer a choice to their customers between solutions that we supply and similar solutions offered by our competitors or by the channel partners directly. If our solutions are not chosen for inclusion in these packages, the revenue we earn from our channel partner relationships will decrease. Lastly, we could be subject to claims and liability as a result of the activities, products or services of these channel partners or other resellers of our solutions. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive, time-consuming and result in adverse publicity that could have a material adverse impact on our business, results of operations or financial condition.

Our business strategy and future success depend on our ability to cross-sell our solutions.

Our ability to generate revenue and growth partly depends on our ability to cross-sell our solutions to our existing customers and new customers. We have identified our ability to successfully cross-sell our solutions as a key part of our business strategy and therefore one of the most significant factors influencing our growth. We may not be successful in cross-selling our solutions because our customers may find our additional solutions unnecessary, unattractive or cost-ineffective. Our failure to sell additional solutions to our existing and new customers could negatively affect our ability to grow our business.

If we are unable to successfully expand our sales force productivity, sales of our solutions and the growth of our business and financial performance could be harmed.

We continue to invest significantly in our sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth and profitably will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our sales efforts. A portion of our current sales personnel are new to our company. New hires require significant training and may require a lengthy onboarding process before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to recruit, train and retain a sufficient number of productive sales personnel, sales of our solutions and the growth of our business could be harmed. Additionally, if our efforts to improve sales force productivity do not result in increased revenue, our operating results could be negatively impacted due to increased operating expenses associated with these efforts.

We have faced and will continue to face pressure to reduce our prices, which may reduce our margins, profitability and competitive position.

As electronic transaction processing has further penetrated the healthcare market and has become highly standardized, competition among revenue cycle management software and EDI providers is increasingly focused on providing value added services and capabilities to customers. This competition has placed pressure, and could place further pressure, on us to add functionality and keep our prices competitive in order to retain market share. Likewise, as a result of Medicare or Medicaid payment reductions and other reimbursement changes, our provider customers have sought, and may attempt in the future to seek, price concessions from us. If we are unable to reduce our costs sufficiently to offset declines in our prices, or if we are unable to introduce new, innovative offerings with higher margins, it could have a material adverse impact on our business, results of operations or financial condition.

In addition, many healthcare industry constituents are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks, such as hospitals, and payer organizations, such as private insurance companies, consolidate, competition to provide the types of solutions we provide may become more intense and the importance of establishing and maintaining relationships with key healthcare industry constituents could increase. These healthcare industry constituents have used in the past, and likely will try to use in the future, their market power—particularly where it has been increased following mergers and consolidations—to negotiate price reductions for our solutions. If we are forced to further reduce prices, our margins will decrease and our results of operations could deteriorate, unless we are able to achieve corresponding reductions in expenses.

Our revenue is highly dependent on transaction volumes in the U.S. healthcare industry, particularly payment and reimbursement transaction volumes, and any temporary or sustained decrease in healthcare transaction, payment or reimbursement volumes in the United States could have a material adverse impact on our business, results of operations or financial condition.

While we characterized 88% of the Joint Venture’s solutions revenue for the fiscal year ended March 31, 2019 as Recurring Revenue, a significant portion of such Recurring Revenue was earned on a per transaction basis (or was derived from transaction-related services) and, as a result, even our Recurring Revenue is tied to our customer’s transaction, payment and reimbursement volumes (see “Method of Calculation” for our definition of Recurring Revenue) and generally is not contractually required to be paid in the absence of the occurrence of healthcare transactions, which themselves are not subject to any minimum or other similar volume requirements under contracts with our customers. In addition, some of our contracts with our customers generally can be terminated or not renewed without penalty and on little or no advance notice. As a result, our Recurring Revenue is highly dependent on maintaining our customer base as well as on the transaction volume generally in the U.S. healthcare industry since such revenue directly correlates with healthcare transaction, payment and reimbursement volumes in the United States. For example, in the United States our revenue can be adversely affected by the impact of lower healthcare utilization trends driven by higher unemployment or other economic factors. Further, weakened economic conditions or a recession could reduce the amounts that patients are willing or able to spend on healthcare services. As a result, patients may elect to delay or forgo seeking healthcare services and increases in unemployment rates could cause commercial payer membership to decline, which could further reduce healthcare utilization and our transaction volumes. In addition, such events could decrease payer or provider demand for our solutions, which could further adversely impact our revenue, including our Recurring Revenue.

Various factors may cause temporary or sustained disruption to U.S. healthcare transaction volumes. The impact such disruptions would have on our business will depend upon the magnitude and duration of any such disruption. These factors include, among others:

•

the financial stability of our customers and the U.S. healthcare industry generally, and the impact of any fundamental corporate changes to healthcare providers and payers, such as hospital and insurance consolidations, on the cost and availability of, and the rate of reimbursement for, healthcare services;

•

political, legislative, regulatory and other changes in how healthcare services are covered, delivered and reimbursed, including any future changes to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), Medicare, Medicaid and other federal, state and local healthcare regulations;

•	factors that may affect demand for healthcare services, such as rising healthcare costs, increased copayment requirements and unemployment; and

•	general economic conditions.

Any temporary or sustained decrease in healthcare transaction, payment or reimbursement volumes in the United States could have a material adverse impact on our business, results of operations or financial condition.

An economic downturn or volatility could have a material adverse impact on our business, results of operations or financial condition.

The United States and world economies have experienced significant economic uncertainty and volatility during recent years. A weakening of economic conditions could lead to reductions in demand for our solutions. As a result of volatile or uncertain economic conditions, we may experience the negative effects of increased financial pressures on our payer and provider customers. For instance, our business could be negatively impacted by increased competitive pricing pressure and a decline in our customers’ creditworthiness, which could result in us incurring increased bad debt expense. Additionally, volatile or uncertain economic conditions in the United States and other parts of world could lead our government customers to terminate, or elect not to renew, existing contracts with us, or not enter into new contracts with us. If we are not able to timely and appropriately adapt to changes resulting from a weak economic environment, it could have a material adverse impact on our business, results of operations or financial condition.

Our ability to generate revenue could suffer if we do not continue to update and improve our existing solutions and develop new ones.

We must continually improve the functionality of our existing solutions in a timely manner and introduce new and valuable healthcare IT and service solutions in order to respond to technological and regulatory developments and customer demands and, thereby, retain existing customers and attract new ones. For example, from time to time, government agencies may alter format and data code requirements applicable to electronic transactions. In addition, our customers may request that our solutions be customized to satisfy particular security protocols, modifications and other contractual terms in excess of industry norms and our standard configurations. We may not be successful in responding to technological and regulatory developments or changing customer needs. In addition, these regulatory or customer-imposed requirements may impact the profitability of particular solutions and customer engagements. The pace of change in the markets we serve is rapid, and there are frequent new product and service introductions by our competitors and channel partners who use our solutions in their offerings. If we do not respond successfully to technological and regulatory changes, as well as evolving industry standards and customer demands, our solutions may become obsolete. Technological changes also may result in the offering of competitive solutions at lower prices than we are charging for our solutions, which could result in our losing sales unless we lower the prices we charge or provide additional efficiencies or capabilities to the customer. If we lower our prices on some of our solutions, we will need to increase our margins on other solutions in order to maintain our overall profitability.

Achieving market acceptance of new or updated solutions is necessary in order for them to become profitable and will likely require significant efforts and expenditures.

Our future financial results will depend in part on whether our new or updated solutions receive sufficient customer acceptance. Achieving market acceptance for new or updated solutions is likely to require substantial marketing efforts and expenditure of significant funds to create awareness and demand by our existing or prospective customers. In addition, deployment of new or updated solutions may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional salespersons and customer service personnel. Failure to achieve broad penetration in target markets with respect to new or updated solutions could have a material adverse impact on our business, results of operations or financial condition.

There are increased risks of performance problems and breaches during times when we are making significant changes to our solutions or to systems we use to provide our solutions. In addition, changes to our solutions or systems, including cost savings initiatives, may cost more than anticipated, may not provide the benefits expected, may take longer than anticipated to develop and implement or may increase the risk of performance problems.

In order to respond to technological changes, such as continuing development in the areas of data analytics, ML, AI and blockchain, among others, as well as regulatory changes and evolving security risks and industry standards, our solutions and the software and systems we use to provide our solutions must be continually updated and enhanced. Because some of the software and systems that we use to provide solutions to customers are inherently complex, changing, updating, enhancing and creating new versions of our solutions or the software or systems we use to provide our solutions create a risk of errors or performance problems, despite testing and quality control. We cannot be certain that errors will not arise in connection with any such changes, updates, enhancements or new versions, especially when first introduced. Even if our new, updated or enhanced solutions do not have performance problems, our technical and customer service personnel may have difficulties installing them or providing any necessary training and support to customers, and our customers may not follow our guidance on appropriate training, support and implementation for such new, updated or enhanced solutions. In addition, changes in our technology and systems may not provide the additional functionality or other benefits that were expected.

Implementation of changes in our technology and systems may cost more or take longer than originally expected and may require more testing than initially anticipated. While new, updated or enhanced solutions will be tested before they are used in production, we cannot be sure that the testing will uncover all problems that may occur in actual use.

We also periodically implement efficiency measures and other cost-saving initiatives to improve our operating performance. These efficiency measures and other cost-saving initiatives may not provide the benefits anticipated or do so in the expected time frame. Implementation of these measures may also increase the risk of performance issues due to unforeseen impacts on our organization, systems and processes.

If significant problems occur as a result of these changes, we may fail to meet our contractual obligations to customers, which could result in claims being made against us or in the loss of customer relationships.

Our business will suffer if we fail to successfully integrate acquired businesses and technologies or to appropriately assess the risks in particular transactions.

We historically have acquired, and in the future may acquire, businesses, technologies, services, product lines and other assets. The successful integration of any businesses and assets we have acquired or may acquire can be critical to our future performance. The amount and timing of the expected benefits of any acquisition, including potential synergies, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

•	our ability to maintain relationships with the customers and suppliers of the acquired business;

•	our ability to cross-sell solutions to customers with which we have established relationships and those with which the acquired businesses have established relationships;

•	our ability to retain or replace key personnel of the acquired business;

•	potential conflicts in payer, provider, vendor or marketing relationships;

•	our ability to coordinate organizations that are geographically diverse and may have different business cultures;

•	the diversion of management’s attention to the integration of the operations of businesses or other assets we have acquired;

•	the continued coordination and cooperation with sellers pursuant to transition services agreements;

•	difficulties in the integration or migration of IT systems, including secure data sharing across networks securely and maintaining the security of the IT systems; and

•	compliance with regulatory, contracting and other requirements, including internal control over contracting and financial reporting.

We cannot guarantee that any acquired businesses, technologies, services, product lines or other assets will be successfully integrated with our operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have a material adverse impact on our business, results of operations or financial condition.

Although our management attempts to evaluate the risks inherent in each transaction and to evaluate acquisition candidates appropriately, we may not properly ascertain all such risks and the acquired businesses or other assets may not perform as we expect or enhance the value of the Company as a whole. Acquired companies or businesses also may have larger than expected liabilities that are not covered by the indemnification, if any, that we are able to obtain from the sellers. Furthermore, the historical financial statements of the companies we have acquired or may acquire in the future are prepared by management of such companies and are not independently verified by our management. In addition, any pro forma financial statements prepared by us to give effect to such acquisitions may not accurately reflect the results of operations of such companies that would have been achieved had the acquisition of such entities been completed at the beginning of the applicable periods. There are also no assurances that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete acquisitions at all. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our business and growth strategies could be negatively affected.

We may not realize the anticipated benefits of divestitures.

From time to time we may divest assets or businesses. We may encounter difficulty in finding or completing divestiture opportunities or alternative exit strategies on acceptable terms or in a timely manner. These circumstances could delay the achievement of our strategic objectives or cause us to incur additional expenses with respect to assets or a business that we want to dispose of, or we may dispose of assets or a business at a price or on terms that are less favorable than we had anticipated. Additionally, such dispositions could result in disruption to other parts of our business, potential loss of employees or customers, exposure to unanticipated liabilities or result in ongoing obligations and liabilities to us following any such divestiture. For example, in connection with a disposition, we may be contractually obligated with respect to certain continuing obligations to customers, vendors, or other third parties and we may also have continuing indemnities and obligations for pre-existing liabilities related to the assets or businesses. Such obligations could have a material adverse impact on our business, results of operations or financial condition.

Our business would be adversely affected if we cannot obtain, process or distribute the highly regulated data we require to provide our solutions.

Our business relies on our ability to obtain, process, monetize and distribute highly regulated data in the healthcare industry and in other industries, in a manner that complies with applicable law, regulation and contractual and technological restrictions. The failure of either us or our data suppliers and processors to obtain such data in a compliant manner could have a harmful effect on our ability to use and disclose such data which in turn could impair our functions and operations, including our ability to share such data with third parties or incorporate it into our services and offerings. In addition to complying with requirements in obtaining the data, the use, processing and distribution of such data may require us or our data suppliers and processors to obtain consent from third parties or follow additional laws, regulations or contractual and technological restrictions that apply to the healthcare industry and other industries. These requirements could interfere with or prevent creation or use of rules and analyses or limit other data-driven activities that benefit us. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission, or waiver. We have policies and procedures in place addressing the proper handling and use of data, but could face claims that our data practices may occur in a manner not permitted under applicable laws or the Company’s agreement with or obligations to data providers, individuals or other third parties, as more specifically described below. These claims or liabilities and other failures to comply with applicable requirements could subject us to unexpected costs and adversely affect our operating results.

Poor service, system errors or failures of our solutions to conform to specifications could cause unforeseen liabilities or injury, harm our reputation and have a material adverse impact on our business, results of operations or financial condition.

We must meet our customers’ service level expectations and our contractual obligations with respect to our solutions. Failure to do so could subject us to liability or cause us to lose customers. In some cases, we rely upon third-party contractors (which, along with suppliers and other third-party vendors, we also refer to as “vendors”) to assist us in providing our solutions. Our ability to meet our contractual obligations and customer expectations thus may be impacted by the performance of our vendors and their ability to comply with applicable laws and regulations. For example, our electronic payment and remittance solutions depend in part on the ability of our vendors to comply with applicable banking, financial service and payment card industry requirements and their failure to do so could cause an interruption in the solutions we provide or require us to seek alternative solutions or relationships. We likely will incur increased development costs to upgrade our software to be in compliance with changing and evolving standards, and delays may result in connection therewith. If our solutions are not in compliance with these evolving standards, our market position and sales could be adversely affected and we may have to invest significantly in changes and updates to our solutions, which could materially and adversely impact our financial condition and operating results.

Some of our solutions are intended to provide information to healthcare professionals in the course of delivering patient care. Although our contracts disclaim liability for medical decisions and responsibility for patient care, if use of or inability to use our solutions leads to faulty clinical decisions or injury to patients, such disclaimers may be unenforceable and we could be subject to claims or litigation, including product liability and warranty claims, by healthcare professionals, their patients or our customers. Product liability and warranty claims often involve very large or indeterminate amounts, including punitive damages. The magnitude of potential losses from product liability lawsuits may remain unknown for substantial periods of time, and the related legal defense costs may be significant. We could experience material warranty or product liability losses in the future and incur significant costs to defend these claims. In addition, if any of our products or services are, or are alleged to be, defective, we may voluntarily participate, or be required by regulatory authorities to participate, in a recall of that product or service. In the event of a recall, we may lose sales and be exposed to individual or class-action litigation claims. Further, negative publicity regarding a quality or safety issue, whether accurate or inaccurate, could harm our reputation, decrease demand for our solutions, lead to withdrawals of our solutions or impair our ability to successfully launch and market our solutions in the future. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Some of the software and systems that we use to provide our solutions are inherently complex. Errors or downtime in the software and systems we use to provide our solutions could negatively impact our customers. For example, because of the large amount of data we collect and manage, it is possible that hardware failures and errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers could regard as significant. In addition, errors in our transaction processing systems could result in payers paying the wrong amount, making payments to the wrong payee or delayed payments. Although we seek to address any errors or downtime with updates to the software and systems, if we are unable to promptly remedy any errors or our customers do not implement system updates, the software and systems could be compromised or our customers could experience prolonged downtimes relating to the software and systems. If problems occur or persist, our customers may seek compensation from us, seek to terminate their contracts with us, withhold payments to us, seek refunds from us of part or all of the fees charged under our contracts, ask us to reconstruct lost or corrupted data at our expense, request a loan or advancement of funds or initiate litigation or other dispute resolution procedures. We also may be subject to claims against us by others affected by any such problems. Further, some of our existing and prospective customers may be reluctant or unwilling to use cloud-based services, because they have concerns regarding the risks associated with the security and reliability of the technology delivery model associated with these services. If our existing or prospective customers do not perceive the benefits of our services, then the market for these solutions may not expand as much or develop as quickly as we expect, either of which would adversely affect our business, financial condition, or operating results.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. However, contractual limitations on liability may not be accepted by our customers, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages. We maintain liability insurance coverage, including coverage for errors and omissions and cyber-liability. It is possible, however, that claims could be denied or exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may negatively impact our customer relationships, market acceptance of our solutions, including unrelated solutions, or may harm our reputation and our business.

Disruptions in service or damages to our data or other operation centers, or other software or systems failures, could have a material adverse impact on our business, results of operations or financial condition.

Our data and network operations centers are essential to our business. Our business operations depend on our ability to maintain and protect our network and computer systems, many of which are located in our primary data and operations centers that we own and operate and some of which are outsourced to certain third-party hosting providers. We have consolidated several satellite data centers and plan to continue such consolidation. We also provide remote and cloud hosting services that involve operating both our software and the software of vendors for our customers. The ability to access the systems, applications, and data that we host and support on demand is important to our customers.

Our operations and facilities are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (1) power loss and telecommunications failures; (2) fire, flood, hurricane and other natural disasters; (3) software and hardware errors, failures or crashes; and (4) cyber and ransomware attacks, computer viruses, hacking, break-ins, sabotage, intentional acts of vandalism and other similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our solutions, which could impair or prohibit our ability to provide our solutions, reduce the attractiveness of our solutions to our customers and could have a material adverse impact on our business, results of operations or financial condition. If customers’ access to our solutions is interrupted because of problems in the operation of our or their facilities, we could be in breach of our agreements with customers and/or exposed to significant claims, particularly if the access interruption is associated with problems in the timely delivery of medical care.

We attempt to mitigate these risks through various means including disaster recovery and business continuity plans, penetration testing, vulnerability scans, patching and other information security procedures and cybersecurity and ransomware measures, insurance against fires, floods, other natural disasters, cyber-liability and general business interruptions, and customer and employee training and awareness, but our precautions cannot protect against all risks. Any significant instances of system downtime could negatively affect our reputation and ability to provide our solutions or remote hosting services, which could have a material adverse impact on our business, results of operations or financial condition.

We also rely on a number of vendors, such as cloud service providers, to provide us with a variety of solutions and services, including cloud-based data hosting, telecommunications and data processing services necessary for our transaction services and processing functions and software developers for the development and maintenance of certain software products we use to provide our solutions. As a result, our disaster recovery and business continuity plans may rely, in part, upon vendors of related services. If these vendors do not fulfill their contractual obligations, have system failures or choose to discontinue their products or services, our business and operations could be disrupted, our brand and reputation could be harmed and our financial condition or operating results could be adversely affected.

Breaches and failures of our IT systems and the security measures protecting them, and the sensitive information we transmit, use and store, expose us to potential liability and reputational harm.

Our business relies on sophisticated information systems to obtain, rapidly process, analyze, and manage data, affecting our ability to manufacture, purchase, distribute, and process products and services. To the extent our IT systems are not successfully implemented or fail, our business and results of operations may be adversely affected. Our business and results of operations may also be adversely affected if a vendor servicing our IT systems does not perform satisfactorily, or if the IT systems are interrupted or damaged by unforeseen events, including the actions of third parties. Further, our business relies to a significant degree upon the secure transmission, use and storage of sensitive information, including protected health information and other personally identifiable information, financial information and other confidential information and data within these systems.

To protect this information, we seek to implement commercially reasonable security measures and maintain information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data collected, hosted and processed. Despite our security management efforts with respect to physical and technological infrastructure, employee training, vendor (and sub-vendor) controls and contractual relationships, our infrastructure, data or other operation centers and systems used in connection with our business operations, including the internet and related systems of our vendors (including vendors to which we outsource data hosting, storage and processing functions) are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to criminal conduct, physical break-ins, hackers, employee or insider malfeasance and/or improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, ransomware events, phishing schemes, fraud, terrorist attacks, human error or other breaches by insiders or third parties or similar disruptive problems. It is not possible to prevent all security threats to our systems and data. Techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time. Further, defects in the design or manufacture of the hardware, software or applications we develop or procure from third parties could compromise our IT systems. These events, including unauthorized access, misappropriation, disclosure or loss of sensitive information (including financial or personal health information) or a significant disruption of our network, expose us to risks including risks to our ability to provide our solutions and fulfill contractual demands, management distraction and the obligation to devote significant financial and other resources to mitigate such problems and increases to our future information security costs, including through organizational changes, deploying additional personnel and protection technologies, further training of employees, changing vendor (and sub-vendor) control practices, and engaging third-party experts and consultants. Moreover, unauthorized access, use or disclosure of certain sensitive information in our possession or our failure to satisfy legal requirements, including requirements relating to safeguarding protected health information under the Health Insurance Portability and Accountability Act (“HIPAA”) and personal information under the European Union (“EU”)’s General Data Protection Regulations (“GDPR”) or state data privacy laws, as discussed further below, could result in civil and criminal liability and regulatory action, which could result in potential fines and penalties, as well as costs relating to investigation of an incident or breach, corrective actions, required notifications to regulatory agencies and customers, credit monitoring services and other necessary expenses. In addition, actual or perceived breaches of our security management efforts can cause existing customers to terminate their relationship with us and deter existing or prospective customers from using or purchasing our solutions in the future. These events can have a material adverse impact on our business, results of operations, financial condition and reputation.

Because our products and services involve the storage, use and transmission of personal information of consumers, we and other industry participants have been and expect to routinely be the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store. Vendor, insider or employee cyber and security threats also occur and are a significant concern for all companies, including ours. Recently, there have been a number of high profile security breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. These breaches have resulted in lawsuits and governmental enforcement actions that have sought or obtained significant fines and penalties, and have required companies to enter into agreements with government regulators that impose ongoing obligations and requirements, including internal and external (third party) monitorships for five years or more. While we maintain liability insurance coverage including coverage for errors and omissions and cyber-liability, claims may not be covered or could exceed the amount of our applicable insurance coverage, if any, or such coverage may not continue to be available on acceptable terms or in sufficient amounts.

We rely on internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems in providing certain of our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business.

Our ability to deliver our solutions is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. As a result, our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information technology, emerging cybersecurity risks and threats, evolving industry and regulatory standards and changing preferences of our customers.

Our solutions are designed to operate without interruption in accordance with our service level commitments. However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our solutions, and we may experience more significant interruptions in the future. We rely on internal systems as well as vendors, including bandwidth and telecommunications equipment providers, to provide our solutions. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our solutions and prevent or inhibit the ability of our customers to access our solutions.

If a catastrophic event were to occur with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our partners, our business, results of operations and financial condition. To operate without interruption, both we and our vendors must guard against:

•	damage from fire, power loss and other natural disasters;

•	telecommunications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by vendors, or any failure of or by vendors’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these vendors, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these vendor technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of our internet connection may be harmed by increased usage or by denial-of-service attacks. The internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the internet to us for delivery of our internet-based solutions.

As a result of the complexity of the issues facing healthcare providers and payers and the inherent complexity of our solutions to such issues, our customers depend on our support organization to resolve any technical issues relating to our offerings. In addition, our sales process is highly dependent on the quality of our offerings, our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly responsive technical support, or a market perception that we do not maintain high-quality and highly responsive support, could harm our reputation, adversely affect our ability to sell our offering to existing and prospective customers, and harm our business, operating results and financial condition.

We offer technical support services with our offerings and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. It is difficult to predict customer demand for technical support services and if customer demand increases significantly, we may be unable to provide satisfactory support services to our customers and their constituents. Additionally, increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results.

Recent and future developments in the healthcare industry could have a material adverse impact on our business, results of operations or financial condition.

Almost all of our revenue is derived from the healthcare industry, which is highly regulated and subject to changing political, legislative, regulatory and other influences. For example, the ACA, changes how healthcare services are covered, delivered and reimbursed. The ACA mandates that substantially all U.S. citizens maintain health insurance coverage, expands health insurance coverage through a combination of public program expansion and private sector reforms, reduces Medicare program spending and promotes value-based purchasing. However, efforts by the current presidential administration and certain members of Congress to repeal or make significant changes to the ACA, its implementation and/or its interpretation have cast uncertainty onto the future of the law. For example, in December 2017, tax reform legislation was enacted that, effective January 2019, eliminates the financial penalty for individuals who fail to maintain health insurance coverage, a change that may result in fewer individuals electing to purchase health insurance. Further, the Centers for Medicare & Medicaid Services (“CMS”) has indicated that it intends to increase flexibility in state Medicaid programs, including by expanding the scope of waivers under which states may implement Medicaid expansion provisions, imposing different eligibility or enrollment restrictions, or otherwise implementing programs that vary from federal standards. At the same time, members of Congress have proposed measures that would expand the role of government-sponsored coverage, including single payer or so-called “Medicare-for-All” proposals, which could have far-reaching implications for the healthcare industry if enacted.

We are unable to predict the full impact of the ACA and other health reform initiatives on our operations in light of the uncertainty regarding whether, when and how the ACA will be further changed, what alternative reforms (including single payer proposals), if any, may be enacted, the timing of enactment and implementation of alternative provisions and the impact of alternative provisions on various healthcare industry participants. In particular, because many of our solutions designed to assist customers in effectively navigating the shift to value-based healthcare, the elimination of, or significant revisions to, various value-based healthcare initiatives may adversely impact our business.

While many of the provisions of the ACA and other health reform initiatives may not be directly applicable to us, such initiatives affect the businesses of our customers and the Medicaid programs of the states with which we have contracts. For example, as a result of Medicare payment reductions and other reimbursement changes mandated under the ACA, our customers may attempt to seek price concessions from us or reduce their use of our solutions, especially if provisions expanding coverage are repealed without eliminating the payment reductions or other reimbursement changes. Thus, the ACA may result in a reduction of expenditures by customers or potential customers in the healthcare industry, which could have a material adverse impact on our business, results of operations or financial condition. In addition, certain government programs, such as the Bundled Payments for Care Improvement initiative and the Accountable Care Organization Shared Savings Program, may impact reimbursement to our customers, which could have a material adverse impact on our business, results of operations or financial condition. Further, the general uncertainty of healthcare reform efforts, particularly if Congress repeals provisions of the ACA but delays the implementation date of repeal or fails to enact replacement provisions at the time of repeal, may negatively impact purchase decisions or demand for our solutions.

Moreover, there are currently numerous federal, state and private initiatives seeking to increase the use of IT in healthcare as a means of improving care and reducing costs. For example, the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, which was enacted in 2009, and the 21st Century Cures Act (the “Cures Act”), which was enacted in 2016, contain incentives and penalties to promote the use of Electronic Health Records (“EHR”) technology and the efficient exchange of health information electronically. Further, the Cures Act provides for penalties to be imposed on IT developers, health information exchanges or networks and health providers that are found to improperly block the exchange of health information. These and other initiatives may result in additional or costly legal or regulatory requirements that are applicable to us and our customers, may encourage more companies to enter our markets, may provide advantages to our competitors and may result in the development of technology solutions that compete with ours. Any such initiatives also may result in a reduction of expenditures by existing or potential customers, which could have a material adverse impact on our business, results of operations or financial condition.

In addition, other general reductions in expenditures by healthcare industry constituents could result from, among other things, government regulation or private initiatives that affect the manner in which providers interact with patients, payers or other healthcare industry constituents, including changes in pricing or means of delivery of healthcare solutions. In addition, cost containment efforts at the federal and state levels may affect industry expenditures. For example, the Budget Control Act of 2011 requires automatic spending reductions to reduce the federal deficit. CMS began imposing a 2% reduction on payments of Medicare claims in 2013. These reductions have been extended through 2027.

Even if general expenditures by healthcare industry constituents remain the same or increase, other developments in the healthcare industry may result in reduced spending on healthcare IT and services or in some or all of the specific markets we serve or are planning to serve. In addition, our customers’ expectations regarding pending or potential healthcare industry developments also may affect their budgeting processes and spending plans with respect to the types of solutions we provide. For example, use of our solutions could be affected by:

•	changes in the billing patterns of providers;

•	changes in the design of health insurance plans;

•	changes in the contracting methods payers use in their relationships with providers;

•

decreases in marketing expenditures by pharmaceutical companies or medical device manufacturers, as a result of governmental regulation or private initiatives that discourage or prohibit promotional activities by pharmaceutical or medical device companies or other factors; and

•	implementation of government programs that streamline and standardize eligibility enrollment processes, which could result in decreased pricing or demand for our eligibility and enrollment solutions.

The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. The timing and impact of developments in the healthcare industry are difficult to predict. We cannot be sure that the markets for our solutions will continue to exist at their current levels, will not change in ways that adversely affect us or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

Government regulation, industry standards and other requirements create risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and subject to frequently changing laws, regulations, industry standards and other requirements. Many healthcare laws and regulations are complex, and their application to specific solutions, services and relationships may not be clear. Because our customers are subject to various requirements, we may be impacted as a result of our contractual obligations even when we are not directly subject to such requirements. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare IT solutions and services that we provide, and these laws and regulations may be applied to our solutions in ways that we do not anticipate. The ACA, efforts to repeal or materially change the ACA, and other federal and state efforts to reform or revise aspects of the healthcare industry or to revise or create additional legal or and regulatory requirements could impact our operations, the use of our solutions and our ability to market new solutions, or could create unexpected liabilities for us.

We also may be impacted by non-healthcare laws, industry standards and other requirements. For example, laws, regulations and industry standards regulating the banking and financial services industry may impact our operations as a result of the payment and remittance services we offer directly or through vendors. Additionally, laws and regulations governing how we communicate with our customers and our customers’ patients may impact our operations and, if not followed, would result in fines, penalties and other liabilities and adverse publicity and injury to our reputation.

We are unable to predict what changes to laws, regulations and other requirements, including related contractual obligations, might be made in the future or how those changes could affect our business or the costs of compliance.

As noted above, the ACA, efforts to repeal or materially change the ACA, and other federal and state efforts to reform or revise aspects of the healthcare industry or to revise or create additional legal or regulatory requirements could impact our operations, the use of our solutions and our ability to market new solutions, or could create unexpected liabilities for us. We have attempted to structure our operations to comply with laws, regulations and other requirements applicable to us directly and to our customers and contractors, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives. We have been, and in the future may become, involved in governmental investigations, audits, reviews and assessments. Certain of our businesses have been reviewed or are currently under review, including for compliance with various legal, regulatory or other requirements. Any determination by a court or agency that our solutions violate, or cause our customers to violate, applicable laws, regulations or other requirements could subject us or our customers to civil or criminal penalties. Such a determination also could require us to change or terminate portions of our business, disqualify us from serving customers that do business with government entities or cause us to refund some or all of our service fees or otherwise compensate our customers. In addition, failure to satisfy laws, regulations or other requirements could adversely affect demand for our solutions and could force us to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory and other authorities or private whistleblowers could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity and injury to our reputation and could adversely affect our ability to retain and attract customers. Laws, regulations and other requirements impacting our operations include the following:

HIPAA Privacy and Security Requirements. There are numerous federal and state laws and regulations related to the privacy and security of health information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of certain individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. The privacy regulations established under HIPAA also provide patients with rights related to understanding and controlling how their protected health information is used and disclosed. As a provider of services to entities subject to HIPAA, we are directly subject to certain provisions of the regulations as a “Business Associate.” We are also directly subject to the HIPAA privacy and security regulations as a “Covered Entity” with respect to our operations as a healthcare clearinghouse and with respect to our clinical care visit services.

When acting as a Business Associate under HIPAA, to the extent permitted by applicable privacy regulations and contracts and associated Business Associate Agreements with our customers, we are permitted to use and disclose protected health information to perform our solutions and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations. To the extent we are permitted to de-identify protected health information and use de-identified information for our purposes, determining whether such protected health information has been sufficiently de-identified to comply with the HIPAA privacy standards and our contractual obligations may require complex factual and statistical analyses and may be subject to interpretation.

If we are unable to properly protect the privacy and security of protected health information entrusted to us, we could be found to have breached our contracts with our customers and be subject to investigation by the U.S. Department of Health and Human Services (“HHS”) Office for Civil Rights (“OCR”). In the event OCR finds that we have failed to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, OCR performs compliance audits of Covered Entities and Business Associates in order to proactively enforce the HIPAA privacy and security standards. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means; further OCR may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under either HIPAA or relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented and maintain policies, processes and compliance program infrastructure (e.g., a Privacy Office) to assist us in complying with these laws and regulations and our contractual obligations, we cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state levels also might require us to make costly system purchases and/or modifications or otherwise divert significant resources to HIPAA compliance initiatives from time to time.

Other Privacy and Security Requirements. In addition to HIPAA, numerous other U.S. federal and state laws govern the collection, dissemination, use, access to and confidentiality of personal information. Certain federal and state laws protect types of personal information that may be viewed as particularly sensitive. For example, the Confidentiality of Substance Use Disorder Patient Records (42 C.F.R. Part 2) is a federal law that protects information that would reveal if an individual has or had a substance abuse disorder. Similarly, New York’s Public Health Law, Article 27-F protects information that could reveal confidential HIV-related information about an individual. Some states have enacted or are considering new laws and regulations that would further protect this information, such as the California Consumer Privacy Act of 2018, which builds upon and is more stringent in many respects than other state laws currently in effect in the United States. In many cases, state laws are more restrictive than, and not preempted by, HIPAA, and may allow personal rights of action with respect to privacy or security breaches, as well as fines. State laws are contributing to increased enforcement activity and may also be subject to interpretation by various courts and other governmental authorities. Further, Congress and a number of states have considered prohibitions or limitations on the disclosure of personal and other information to individuals or entities located outside of the United States. The U.S. Congress is also currently considering a generally applicable national privacy law that may supplant California’s and other states’ privacy laws.

There also are numerous international privacy and security laws that govern the collection, dissemination, use, access, retention, protection, transfer and confidentiality of personal information. For example, GDPR, which became effective on May 25, 2018 is more stringent than laws and regulations governing personal information in the United States. Certain of our solutions involve the transmission and storage of customer data in various jurisdictions, which subjects the operation of that service to privacy or data protection laws and regulations in those jurisdictions. While we believe these solutions comply with current regulatory and security requirements in the jurisdictions in which we provide these solutions, there can be no assurance that such requirements will not change or that we will not otherwise be subject to legal or regulatory actions. These laws and regulations are rapidly evolving and changing, and could have an adverse impact on our operations. These laws and regulations are subject to uncertainty in how they may be interpreted and enforced by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, prevent us from providing our solutions, and/or impact our ability to invest in or jointly develop our solutions. We also may face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these laws and regulations. An adverse outcome under any such investigation or audit could result in fines, penalties, other liability, or could result in adverse publicity or a loss of reputation, and adversely affect our business. Any failure or perceived failure by us or by our solutions to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation or adversely affect our ability to provide our solutions in the jurisdiction that has enacted the applicable law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our policies and processes or the operation of our solutions, we may need to expend resources in order to change our business operations, policies and processes or the manner in which we provide our solutions. This could adversely affect our business, financial condition and results of operations.

Data Protection and Breaches. In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Most states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals or the state’s attorney general. In some states, these laws are limited to electronic data, but states increasingly are enacting or considering stricter and broader requirements. Additionally, under HIPAA, Covered Entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, not to exceed 60 days following discovery of the breach by a Covered Entity or its agents. Notification also must be made to OCR and, in certain circumstances involving large breaches, to the media. Business Associates must report breaches of unsecured protected health information to Covered Entities within 60 days of discovery of the breach by the Business Associate or its agents. A non-permitted use or disclosure of protected health information is presumed to be a breach under HIPAA unless the Covered Entity or Business Associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA.

Further, the FTC has prosecuted certain data breach cases as unfair and deceptive acts or practices under the Federal Trade Commission Act. In addition, by regulation, the FTC requires creditors, which may include some of our customers, to implement identity theft prevention programs to detect, prevent and mitigate identity theft in connection with customer accounts. Although Congress passed legislation that restricts the definition of “creditor” and exempts many healthcare providers from complying with this identity theft prevention rule, we may be required to apply additional resources to our existing processes to assist our affected customers in complying with this rule.

Despite our security management efforts with respect to physical and technological infrastructure, employee training, vendor (and sub-vendor) controls and contractual relationships, our infrastructure, data or other operation centers and systems used in our business operations, including the internet and related systems of our vendors (including vendors to whom we outsource data hosting, storage and processing functions) are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to criminal conduct, physical break-ins, hackers, employee or insider malfeasance and/or improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, ransomware events, phishing schemes, fraud, terrorist attacks, human error or other breaches by insiders or third parties or similar disruptive problems. It is not possible to prevent all security threats to our systems and data. See “—Breaches and failures of our IT systems and the security measures protecting them and the sensitive information we transmit, use and store expose us to potential liability and reputational harm.”

HIPAA Transaction and Identifier Standards. HIPAA and its implementing regulations mandate format and data content standards and provider identifier standards (known as the National Provider Identifier) that must be used in certain electronic transactions, such as claims, payment advice and eligibility inquiries. HHS has established standards that health plans must use for electronic fund transfers with providers, has established operating rules for certain transactions, and is in the process of establishing operating rules to promote uniformity in the implementation of the remaining types of covered transactions. The ACA also requires HHS to establish standards for health claims attachment transactions. HHS has modified the standards for electronic healthcare transactions (e.g., eligibility, claims submission and payment and electronic remittance) from Version 4010/4010A to Version 5010. Further, as of 2015, HHS requires the use of updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. Enforcement of compliance with these standards falls under HHS and is carried out by CMS.

In the event new requirements are imposed, we will be required to modify our systems and processes to accommodate these changes. We will seek to modify our systems and processes as needed to prepare for and implement changes to the transaction standards, code sets operating rules and identifier requirements; however, we may not be successful in responding to these changes, and any responsive changes we make to our systems and processes may result in errors or otherwise negatively impact our service levels. In addition, the compliance dates for new or modified transaction standards, operating rules and identifiers may overlap, which may further burden our resources.

We also may experience complications related to supporting customers that are not fully compliant with the revised requirements as of the applicable compliance or enforcement date. Some payers and healthcare clearinghouses with which we conduct business interpret HIPAA transaction requirements differently than we do or may require us to use legacy formats or include legacy identifiers as they transition to full compliance with the revised requirements. For example, we continue to process transactions using legacy identifiers for non-Medicare claims that are sent to us to the extent that the intended recipients have not instructed us to suppress those legacy identifiers. Where payers or healthcare clearinghouses require conformity with their interpretations or require us to accommodate legacy transactions or identifiers as a condition of successful transactions, we seek to comply with their requirements. We continue to work with payers, providers, practice management system vendors and other healthcare industry constituents to implement the transaction standards and identifier standards. However, we cannot provide assurances regarding how CMS will enforce the transaction and identifier standards or how CMS will view our practice of accommodating requests to process transactions that include legacy formats or identifiers for non-Medicare claims. It is possible that we, or our customers, could be subject to enforcement actions as a result of these accommodations. Any regulatory change, clarification or enforcement action by CMS that prohibited the processing by healthcare clearinghouses or private payers of transactions containing legacy formats or identifiers could have a material adverse impact on our business, results of operations or financial condition.

Anti-Kickback Laws and Anti-Referral Laws. A number of federal and state laws govern patient referrals, financial relationships with physicians and other referral sources and inducements to providers and patients, including restrictions contained in amendments to the Social Security Act, commonly known as the “federal Anti-Kickback Statute (“AKS”).” The AKS prohibits any person or entity from offering, paying, soliciting or receiving, directly or indirectly, anything of value with the intent of generating referrals of patients covered by Medicare, Medicaid or other federal healthcare programs. Courts have interpreted the law to provide that a financial arrangement may violate this law if any one of the purposes of an arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. Violation of the AKS is a felony, and penalties for AKS violations can be severe, and include imprisonment, criminal fines, civil penalties with treble damages (when the federal False Claims Act (“FCA”) is implicated) and exclusion from participation in federal healthcare programs. The ACA broadened the reach of the AKS by amending the intent requirement, such that a person or entity no longer needs to have actual knowledge of the AKS or specific intent to violate it in order to have committed a violation. In addition, as further discussed below, the ACA provided that the government may assert that a claim which includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA, as well as restrictions contained in amendments to the Social Security Act, commonly known as the federal Civil Monetary Penalties Law (“CMP”). The AKS contains a limited number of exceptions, and the Office of the Inspector General (“OIG”) of HHS has created regulatory safe harbors to the AKS. Activities that comply with a safe harbor are deemed protected from prosecution under the AKS. Failure to meet a safe harbor does not automatically render an arrangement illegal under the AKS. The arrangement, however, does risk increased scrutiny by government enforcement authorities, based on its particular facts and circumstances. Our contracts and other arrangements may not meet an exception or a safe harbor. Additionally, many states have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. In addition, federal laws restricting certain physician self-referrals (also known as the “Stark Law”), as well as state counterparts, may prohibit payment for patient referrals, patient brokering, remuneration of patients, or billing based on referrals between individuals or entities that have various financial, ownership, or other business relationships with physicians or other healthcare providers. The Stark Law is very complex, and state anti-referral laws vary widely. As noted below, to the extent we undertake billing and coding for designated health services, such activities may be subject to the Stark Law and may result in allegations that claims that we have processed or forwarded are improper.

The laws and regulations in this area are both broad and vague and judicial interpretation can also be inconsistent. We review our practices with regulatory experts in an effort to comply with all applicable laws and regulatory requirements. However, we are unable to predict how these laws and regulations will be interpreted or the full extent of their application, particularly to services that are not directly reimbursed by federal healthcare programs, such as transaction processing services. Any determination by a federal or state regulatory authority that any of our activities or those of our customers or vendors violate any of these laws or regulations could: (i) subject us to civil or criminal penalties, (ii) require us to enter into corporate integrity agreements or similar agreements with government regulators to meet ongoing compliance obligations, (iii) require us to change or terminate some portions of our business, (iv) require us to refund a portion of our service fees, (v) disqualify us from providing services to customers that are, or do business with, government programs and/or (vi) have a material adverse impact on our business, results of operations or financial condition. Even an unsuccessful challenge by a regulatory authority of our activities could result in adverse publicity and could require a costly response from us.

False or Fraudulent Claim Laws; Medical Billing and Coding. Medical billing, coding and collection activities are governed by numerous federal and state civil and criminal laws, regulations, and sub-regulatory guidance. We provide billing and coding services, claims processing and other solutions to providers that relate to, or directly involve, the reimbursement of health services covered by Medicare, Medicaid, other federal and state healthcare programs and private payers. In addition, as part of our data transmission and claims submission services, we may employ certain edits, using logic, mapping and defaults, when submitting claims to third-party payers. Such edits are utilized when the information received from providers is insufficient to complete individual data elements requested by payers. We also provide solutions including risk analytics, chart reviews, clinical care visits, payment accuracy, audit functions and enrollment and eligibility, to Medicaid and Medicare managed care plans, commercial plans and other entities. These solutions, which include identifying diagnosis codes with respect to hierarchical condition categories, impact the amounts paid by Medicare and Medicaid to managed care plans. In addition, solutions we offer to customers that enable customers to certify to compliance with certain requirements and standards, such as EHR Meaningful Use requirements. We rely on our customers to provide us with accurate and complete information and to appropriately use analytics, codes, reports and other information in connection with the solutions we provide to them, but they may not always do so.

As a result of these aspects of our business, we may be subject to, or contractually required to comply with, numerous federal and state laws that prohibit false or fraudulent claims including but not limited to the FCA, the CMP, and state equivalents. For example, errors or the unintended consequences of data manipulations by us or our systems with respect to the entry, formatting, preparation or transmission of claims, coding, audit, eligibility and other information, may result in allegations of false or fraudulent claims. False or fraudulent claims under the FCA and other laws include, but are not limited to, billing for services not rendered, making or causing to be made or used a false record or statement that is material to a false claim, failing to refund known overpayments, misrepresenting actual services rendered, improper coding and billing for medically unnecessary items or services. Some of these laws, including CMP, require a lower burden of proof than other fraud, waste and abuse laws. Federal and state authorities increasingly assert liability under CMP, especially where they believe they cannot meet the higher burden of proof requirements under the various criminal healthcare fraud provisions. Current penalties under CMP are significant, up to $100,000 per prohibited kickback and assessments of up to three times the amount claimed or received. Further, violations of the FCA are punishable by treble damages and penalties of up to $22,363 per false claim, and whistleblowers may receive a share of amounts recovered. Civil monetary penalties, including those imposed under the AKS and the FCA, are updated annually based on changes to the consumer price index.

In addition, the FCA prohibits the knowing submission of false claims or statements to the federal government, including to the Medicare and Medicaid programs. The FCA also contains qui tam, or whistleblower provisions, which allow private individuals to sue on behalf of the federal government alleging that the defendant has defrauded the federal government. Although simple negligence will not give rise to liability under the FCA, “knowingly” is defined broadly by the FCA and submitting a claim with reckless disregard to its truth or falsity can constitute “knowingly” submitting a false claim and may result in liability. Civil penalties also may be imposed for the failure to report and return an overpayment made by the federal government within 60 days of identifying the overpayment and also may result in liability under the FCA. The ACA provides that submission of a claim for an item or service generated in violation of the AKS constitutes a false or fraudulent claim under the FCA. Whistleblowers and federal authorities have taken the position, and some courts have held, that providers who allegedly violated other statutes, such as Stark Law, have thereby submitted false claims under the FCA. Several states, including states in which we operate, have adopted their own false claims provisions and their own whistleblower provisions whereby a private individual may file a civil lawsuit in state court. Although we believe our processes are consistent with applicable reimbursement rules and industry practice, a court, government authority or whistleblower could challenge these processes. In addition, we cannot guarantee that federal and state authorities will regard any billing and coding errors we process or make as inadvertent or will not hold us responsible for any compliance issues related to claims, reports and other information we handle on behalf of providers and payers. We cannot predict the impact of any enforcement actions under the various false claims and fraud, waste and abuse laws applicable to our operations. Even an unsuccessful challenge of our practices could cause us to incur adverse publicity and significant legal and related costs.

Exclusion from participation in government healthcare programs. We also are subject to the exclusion rules of the OIG of HHS whereby OIG may or must exclude individuals and entities convicted of program-related crimes from participation in the Medicare and Medicaid programs. A company that employs or contracts with an OIG-excluded individual and submits a claim for reimbursement to a federal healthcare program, or causes such a claim to be submitted, may itself be excluded or may be subject to significant penalties under the CMP, plus treble damages, for each item or service furnished during the period in which the individual or entity was excluded. A company contracting with providers has an affirmative duty to check the exclusion status of individuals and entities prior to entering into employment or contractual relationships and periodically re-check thereafter, or run the risk of liability under the CMP. We regularly screen for excluded individuals as part of our initial hiring and continued employment as well as excluded individuals and entities as part of our contractor practices, but we may not always identify all excluded individuals and entities.

FDA and International Regulation of Medical Software. Certain of our products are classified as medical devices and are subject to regulation by the Food and Drug Administration (the “FDA”) and numerous other federal, state and foreign governmental authorities. In the United States, the FDA permits commercial distribution of a new medical device after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act (the “FDCA”), or is the subject of an approved premarket approval application, unless the device is specifically exempt from those requirements. Moreover, the FDA has increasingly focused on the regulation of medical software and health information technology products as medical devices under the FDCA. For example, in February 2015, the FDA issued guidance to inform manufacturers and distributors of medical device data systems that it did not intend to enforce compliance with regulatory controls that apply to medical device data systems, medical image storage devices, and medical image communication devices. The Cures Act, enacted in December 2016, builds on the FDA’s efforts to limit the regulation of low-risk medical devices by exempting certain categories of software functions from the definition of “medical device” under the FDCA, including software functions intended for administrative support of a healthcare facility and certain functions related to the exchange and use of electronic medical records. However, a software function may not be excluded from the device definition if the FDA determines that use of the software function would be reasonably likely to have serious adverse health consequences. If the FDA chooses to regulate more of our solutions as medical devices, or subsequently changes or reverses its guidance regarding not enforcing certain regulatory controls, we may be obligated to comply with extensive requirements. Any additional FDA regulations governing healthcare software products may increase the cost and time-to-market of new or existing solutions or may prevent us from marketing our solutions. If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Modifications to our medical device products may require new regulatory approvals or clearances, including 510(k) or de novo clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained.

Once a device is on the market, we must comply with numerous additional regulations which may require us to file adverse event reports and recalls as well as manufacture the software in accordance with a quality management system. Compliance with applicable regulatory requirements is subject to continual review and is monitored through periodic inspections by the FDA. In addition, we must comply with requirements and restrictions related to advertising, marketing and promotion of FDA-approved medical devices, as well as more stringent requirements applicable to medical devices that are pending FDA approval. If we fail to comply with regulatory requirements in the United States or experience delays in obtaining necessary regulatory approvals or clearances, this could delay production of our medical device products and lead to fines, difficulties in obtaining regulatory approvals or clearances, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have an adverse effect on our financial condition or results of operations.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, where we sell our medical device solutions internationally, we are subject to international regulation regarding these medical device solutions. For example, in May 2017, the EU Medical Devices Regulation (“MDR”) (Regulation 2017/745) was adopted. The MDR repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EU Member States, the MDR will be directly applicable in the EU Member States and on the basis of the European Economic Area (“EEA”) agreement in Iceland, Lichtenstein and Norway. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The MDR will apply from May 26, 2020. Once applicable, the MDR will among other things:

•	Strengthen the clinical data requirements related to medical devices;

•	Impose additional scrutiny during the conformity assessment procedure for high risk medical devices;

•	Impose on manufacturers and authorized representative the obligation to have a person responsible for regulatory compliance continuously at their disposal;

•	Require that authorized representatives be held legally responsible and liable for defective products placed on the EEA market jointly with the device manufacturers;

•	Reinforce post market surveillance requirements applicable to CE marked medical devices;

•	Improve the traceability of medical devices throughout the supply chain to the end-user or patient through a Unique Device Identification System;

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Increase transparency. Information from several databases concerning economic operators, CE Certificates of Conformity, conformity assessment, clinical investigations, the Unique Device Identification system, adverse event reporting and market surveillance will be available to the public.

Once applicable, the MDR will impose increased compliance obligations for us to access the EU market.

Interoperability Requirements. There is increasing demand among customers, industry groups and government authorities that healthcare IT products provided by various vendors be compatible with each other and allow for the efficient exchange of EHR information. In 2013, in order to address this demand for interoperability, a number of other healthcare IT companies co-founded the CommonWell Health Alliance with the aim of developing a standard for data sharing among physicians, hospitals, clinics and pharmacies. Certain federal and state agencies also are developing standards that could eventually become mandatory for software and systems purchased by these agencies, or used by our customers. For example, under the Cures

Act, the Office of the National Coordinator for Health Information Technology (“ONC”) within HHS is required to develop a “trusted exchange framework” and common agreement for the secure exchange of health information between networks. Although the Cures Act does not make implementation of the trusted exchange framework mandatory, the Cures Act encourages its adoption through the establishment of a publicly available directory of networks that are capable of trusted exchange and by permitting federal agencies to require implementation of the trusted exchange framework by network contractors as the contractors update their health IT or operational practices.

The Cures Act also encourages interoperability through changes to EHR certification standards implemented as part of HHS’s programs to promote interoperability. In particular, the amended EHR certification standards will require developers (i) to publish application programming interfaces that permit exchange of EHR and other health information among different health IT systems, (ii) to successfully test the “real world use” of interoperability technology, and (iii) to attest that they will not engage in “information blocking” or otherwise inhibit the appropriate exchange, access, and use of electronic health information. Health IT developers, exchanges, or networks that do engage in such information blocking by knowingly adopting practices that are likely to interfere with, prevent, or materially discourage the access, exchange, or use of electronic health information, may be subject to civil monetary penalties of up to $1 million per violation.

Although several of our healthcare IT solutions have received certification, rules regarding interoperability and certification standards are subject to regular revision and updates. The Office of Management and Budget is currently considering rules proposed by ONC and CMS concerning interoperability. The rule proposed by ONC would address, among other things, the kinds of industry behaviors that do and do not constitute information blocking under the Cures Act. The rule proposed by CMS may, among other things, effectively mandate interoperability as a condition for participating in Medicare. It is too early to tell in what form these rules may be adopted or the impact the final rules, if adopted, would have on our business. In October 2016, HHS published rules establishing processes to facilitate ONC’s direct review and evaluation of the performance of certified health IT in certain circumstances, including in response to problems or issues that could pose serious risks to public health or safety. As a result of changing requirements, we may incur increased development costs and delays in receiving certification for our solutions, and changing or supplementing rules also may lengthen our sales and implementation cycle. We also may incur costs in periods prior to the corresponding recognition of revenue. To the extent these requirements subsequently are changed or supplemented, or our prior certifications are no longer valid, or we are delayed in receiving new certifications for our solutions, customers may postpone or cancel their decisions to purchase or implement these solutions.

Restrictions on Communications. Communications with our customers and our customers’ patients increasingly are scrutinized under laws and regulations governing communications. For example, the Telephone Consumer Protection Act of 1991 (the “TCPA”) subjects us and our vendors to various rules regarding contacting our customers and our customers’ patients via telephone, fax or text message and may impact our operations. In the last few years, there has been a significant increase in class action lawsuits brought under the TCPA. This increase has been driven, in part, by more expansive interpretations of the activity subject to regulation under the TCPA by some courts and by the Federal Communications Commission (“FCC”), as well as by the significant statutory damages that are potentially available to successful plaintiffs. Because our solutions need and rely upon various messaging components to achieve successful outcomes for us and our customers, our ability to communicate with our customers and their patients may be affected by the TCPA, its implementing regulations and litigation pursuant to the TCPA. In addition, because of the scope and interpretation of the TCPA is continuing to evolve and develop, we inadvertently could fail to comply or be alleged to have failed to comply with the TCPA, and consequently be subject to significant statutory damages and negative publicity associated with class action litigation and/or costs associated with modifying our solutions and business strategies. Furthering the compliance challenges posed by the TCPA is the fact that the FCC continues to review dozens of petitions from parties in various industries that seek interpretation of the TCPA’s various regulations. To the extent the FCC issues an order that alters current understanding and accepted interpretation of the TCPA’s regulations, we may be required to modify our solutions in ways that may make them less attractive to our customers and/or require us to alter our business strategies and incur increased costs. In addition, we also may be subject to claims alleging failure to comply with email and marketing regulations under the CAN-SPAM Act, and additional fax regulations under the Junk Fax Act and data privacy rules under the California Consumer Privacy Act of 2018, as well as potentially under non-U.S. laws that regulate communications and messaging and that affect our operations, such as Canada’s Anti-Spam Law (“CASL”), GDPR, and the European Union’s e-Privacy Directive and implementing member state laws (and any subsequent changes to such laws). We also use email and social medial platforms as marketing tools. For example, we maintain social media accounts and may occasionally email customers offers and promotions. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Financial Services Related Laws, Regulations and Industry Standards. Financial services and electronic payment processing services are subject to numerous laws, regulations and industry standards. These laws may subject us, our vendors and our customers to liability as a result of our communication and payment solutions. Although we do not act as a bank, we offer solutions that involve banks, or vendors who contract with banks and other regulated providers of financial services. We rely on relationships with such banks, vendors and providers. If we fail to maintain these relationships or if we maintain them under new terms that are less favorable to us, our business, results of operations or financial condition could suffer. The various payment modalities that we offer our customers directly and through banks, vendors, or other regulated providers may be deemed regulated activity at the federal or state level, and, as a result, we may be affected by banking and financial services industry laws, regulations and standards, such as licensing requirements, solvency standards, reporting and disclosure obligations and requirements to maintain the privacy and security of nonpublic personal financial information. In addition, our communication and payment solutions may be affected by payment card industry operating rules and security standards, certification requirements, state prompt payment laws and other rules governing electronic funds transfers. If we fail to comply with any applicable communication and payment rules or requirements, we may be subject to fines and changes in transaction fees and may lose our ability to process payment transactions or facilitate other types of billing and payment solutions. Moreover, in addition to regulatory requirements related to electronic funds transfers, payment transactions processed using the Automated Clearing House Network are subject to network operating rules promulgated by the National Automated Clearing House Association, and these rules may affect our payment practices. Certain payment transactions may be subject to card association and network rules and standards. Failure to comply with such rules or standards could subject us to fines or penalties imposed by such card associations and networks. If any changes in such rules or standards increase the cost of doing business or limit our ability to provide our solutions, our business, results of operations or financial condition could suffer. Further, our communication and payment solutions may impact the ability of our payer customers to comply with state prompt payment laws. These laws require payers to pay healthcare claims meeting the statutory or regulatory definition of a “clean claim” within a specified time frame. Finally, as we expand our financial services offerings we may be subject to additional laws and regulations, including certain consumer protection laws such as the Fair Debt Collections Practices Act (the “FDCPA”), the Fair Credit Reporting Act (the “FCRA”) and various other state laws implicated by such financial services.

Foreign Corrupt Practices Act and Bribery Laws. The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar international bribery laws make it unlawful for entities to make payments to foreign government officials to assist in obtaining and maintaining business. Specifically, the anti-bribery provisions of the FCPA prohibit any offer, payment, promise to pay, or authorizing the payment of money or anything of value to any person, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a foreign official to do or omit to do an act in violation of his or her duty, or to secure any improper advantage in order to assist in obtaining or retaining business for or with, or directing business, to any person. In addition to the anti-bribery provisions of the FCPA, the statute also contains accounting requirements designed to operate in tandem with the anti-bribery provisions. Covered companies are required to make and keep books and records that accurately and fairly reflect the transactions of the company and devise and maintain an adequate system of internal accounting controls. With our international businesses, we could incur significant fines and penalties, as well as criminal liability, if we fail to comply with either the anti-bribery or accounting requirements of the FCPA, or similar international bribery laws. Even an unsuccessful challenge of our compliance with these laws could cause us to incur adverse publicity and significant legal and related costs.

Physician Payments Sunshine Act. The Physician Payments Sunshine Act of 2010 (the “Sunshine Act”) requires manufacturers of medical devices covered by Medicare, Medicaid, and the Children’s Health Insurance Program to collect and track all financial relationships with physicians and teaching hospitals and to report annually such data to CMS. Medical device manufacturers must report to CMS payments or “transfers of value” made to physicians, including meals, travel reimbursement, consulting fees and research payments. In addition, several states and the District of Columbia have passed laws requiring that medical device manufacturers report various details of their financial relationships with physicians. The Sunshine Act authorizes significant civil monetary penalties for each payment or transfer of value not accurately or completely reported. Although we have processes in place to track and timely report such financial relationships, we inadvertently may fail to track and report all such financial relationships and thus may be subject to penalties for such non-compliance.

United States Postal Service Laws and Regulations. Our communication and payment solutions provide mailing services primarily delivered by the United States Postal Service (“USPS” or the “Postal Service”). Postage is the most significant cost incurred in the delivery of our communication and payment solutions. Although we generally pass increases in postage costs through to our customers, in some circumstances we may be unable to do so, or the resulting increases in our charges could cause our customers to reduce the volume of our services. While we cannot predict the magnitude of these effects, they could have a material effect on our business, operating results or financial condition if large enough.

First, the Postal Service could increase the rates of postage that we must pay. Most of the mail that we send uses market-dominant mail products, whose postal rates are subject to maximum rate regulation. Current regulatory rules generally limit the average rate increase for each class of market-dominant mail to the rate of increase of the Consumer Price Index (“CPI”). The Postal Service, however, has argued for eliminating or loosening this restriction, and the Postal Regulatory Commission is now considering proposed rule changes that would have this effect. It is also possible that Congress could eliminate or loosen the restriction on postal rate increases through legislation, particularly if the Postal Service continues to report financial losses.

Second, even under current regulatory standards, the Postal Service has broad flexibility to raise rates on individual rate categories within a class of mail faster than the CPI, as long as the average rates for the affected mail class as a whole do not increase than the CPI-based rate cap.

Third, most of the postal rates that we pay reflect significant discounts from the basic USPS postage rate structure. These discounts could be changed or discontinued at any time on short notice. The Postal Service also could require more costly or difficult mail preparation (e.g., presorting, barcoding, bundling or destination entry) requirements as a condition for continuing to use the discounted rates. More onerous preparation requirements could force us to incur substantial additional mail preparation costs or pay higher rates of postage.

Fourth, it is possible that the Postal Service, the Postal Inspection Service, or other law enforcement officials could allege that we did not prepare past mailings as required to qualify for the discounted rates at which the mailings were mailed, and that we now owe additional postage. Further, if the government concludes that the noncompliance was intentional or reckless, the government could seek to recover treble damages and civil penalties of up to $22,363 per false claim (adjusted annually to reflect changes in the

Consumer Price Index). If the volume of mail subject to these allegations is large enough, the recovery sought could have a material effect on our business, operating results, or financial condition.

Payment Card Industry Standards. We accept credit card, eCheck, ACH Payments, and payments via online portal, phone/ Interactive Voice Response system or by mail. We also enable payers to collect member premium payments. These transactions are regulated at the federal, state and international levels as well as by certain industry groups, such as the Payment Card Industry Security Standards Council, the National Automated Clearing House Association and individual credit card issuers. Federal, state, international and industry groups also may consider and implement from time to time new privacy and security requirements that apply to our business. Compliance with contractual obligations and evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business and the development of new administrative processes. If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH transactions or on any major credit or debit card would adversely affect our ability to operate its business.

Other State Healthcare Laws. Most states have a variety of laws that potentially impact our operations and business practices. For example, many states in which we provide clinical care in-home assessment services prohibit corporations and other non-licensed entities from practicing medicine, nursing and other licensed professions by employing physicians and certain non-physician practitioners. These prohibitions on the corporate practice of medicine, nursing and other licensed professions impact how we structure our relationships with physicians and other affected non-physician practitioners. In addition, some states have restrictions on physicians and other healthcare practitioners splitting fees with non-practitioners or restrict the ability of practitioners to assign claims for reimbursement from government healthcare programs. Some states have interpreted these laws to prevent business service providers from charging their physician clients on the basis of a percentage of collections or charges. If our arrangements with physicians or other practitioners were found to violate a corporate practice of medicine, nursing and other licensed professions prohibition or fee-splitting prohibition, we may be subject to civil or criminal penalties, be required to terminate or make changes to our contractual arrangements with practitioners in such states or to our business generally, or be required to remit portions of our services fees to practitioners, which, in turn, may adversely affect both our operations and profitability. Further, we could face sanctions for aiding and abetting the violation of the state’s professional licensure statutes. In addition, we hold certain state licenses and enrollments in government healthcare programs which subject us to additional requirements and scrutiny by government regulators. Failure to comply with requirements and obligations imposed by such licensure and enrollments may result in civil and criminal penalties and may otherwise adversely affect our business. We continually monitor legislative, regulatory and judicial developments related to licensure and engagement arrangements with professionals; however, new agency interpretations, federal or state legislation or regulations, or judicial decisions could require us to change how we operate, may increase our costs of services and could have a material adverse impact on our business, results of operations or financial condition.

Legislative changes and contractual limitations may impede our ability to utilize our offshore service capabilities.

In our operations, we have contractors and employees located outside of the United States who may have access to personal information, including protected health information in order to assist us in performing services for our customers. From time to time, Congress considers legislation that would restrict the transmission of personal information regarding a United States resident to any foreign affiliate, subcontractor or unaffiliated third party without adequate privacy protections or without providing notice to the identifiable individual of the transmission and an opportunity to opt out. Some of the proposals considered would have required patient consent and imposed liability on healthcare businesses arising from the improper sharing or other misuse of personal information. Congress also has considered creating a private civil cause of action that would allow an injured party to recover damages sustained as a result of a violation of these proposed restrictions. Furthermore, a number of states have considered prohibitions or limitations on the disclosure of personal information to individuals or entities located outside of the United States. If legislation of this type is enacted, our ability to utilize offshore resources may be impeded, and we may be subject to sanctions for failure to comply with the new mandates of the legislation. In addition, the enactment of such legislation could result in such work being performed at a lower margin of profitability, or even at a loss. In addition, CMS requires that some of our customers, including Medicare Advantage organizations and Medicare Part D prescription drug plans and their subcontractors, submit certain information regarding their offshore subcontractors and attest that measures have been taken to mitigate risk associated with sharing personal information with such offshore subcontractors. As a result, we may be required to submit information or an attestation and may be impacted by our customer’s failure to submit accurate and complete information or attestations. Further, as a result of concerns regarding the possible misuse of personal information, some of our customers have contractually limited or may seek to limit our ability to use our offshore resources which may increase our costs. Use of offshore resources may increase our risk of violating our contractual obligations to our customers to protect the privacy and security of personal information provided to us, which could adversely impact our reputation and our business. In addition, depending on the location of contractors and employees accessing personal information outside of the United States, we may have additional compliance obligations under non-U.S. laws applicable to accessing, using, or otherwise processing personal information and transmitting that information back to the U.S.

We are subject to risks associated with our international operations.

We market, sell and support our solutions internationally. We plan to continue to expand our non-U.S. operations and continue to focus on developing successful direct and indirect non-U.S. sales and support channels. Non-U.S. operations are subject to inherent risks, and our business, results of operations and financial condition, including our revenue growth and profitability, could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties and costs of staffing and managing non-U.S. operations;

•	the impact of global economic and political market conditions;

•	effects of sovereign debt conditions, including budgetary constraints;

•	unfavorable or volatile foreign currency exchange rates;

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legal compliance costs or business risks associated with our global operations where: i) local laws and customs differ from, or are more stringent than those in the United States, such as those relating to data privacy and data security, or ii) risk is heightened with the FCPA, the U.K. Anti-Bribery Act and similar laws and regulations in foreign jurisdictions;

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certification, licensing, or regulatory requirements, including obligations imposed on manufacturers and distributors of medical devices by non-U.S. regulatory agencies, and unexpected changes to those requirements;

•	changes to or reduced protection of intellectual property rights in certain countries;

•	greater difficulty in protecting, maintaining and obtaining registered intellectual property, such as patents and trademarks;

•	potentially adverse tax consequences as a result of changes in tax laws or otherwise, and difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner;

•	different or additional functionality requirements or preferences;

•	trade protection measures;

•	economic sanctions;

•	export control regulations;

•	disruption of, or loss of access to, regional information technology or telecommunication networks;

•	health service provider or government spending patterns or government-imposed austerity measures;

•	natural disasters, war or terrorist acts; and

•	labor disruptions that may occur in a country.

We rely on vendors and other third parties including vendors outside the U.S., for some of our information technology infrastructure, development and maintenance, quality assurance, operations, and customer support.

We currently depend on various vendors and other third parties for substantial business functions, including with respect to our IT systems (including infrastructure, application development, purchase and distribution, payment processing, manufacturing, and maintenance), business process outsourcing, call center services, customer support and similar services. Specifically, we outsource some of our software development and design, quality assurance, and operations activities to third-party vendors that have employees and consultants located outside the United States. In February 2018, the Joint Venture entered into a ten-year contract with Wipro in which it committed to purchase from Wipro at least $1.0 billion in outsourced professional services over the ten-year term of the contract. If the Joint Venture fails to meet this minimum commitment, it may be forced to pay to Wipro 25% of the shortfall relative to the minimum commitment at the end of the term, thus increasing its costs without a commensurate increase in services provided to its business. If the Joint Venture had terminated the Wipro contract on March 31, 2019, it estimates that the termination fee would have been approximately $244.8 million, which represents the greater of (i) a termination fee equal to 25% of the remaining unspent minimum commitment and (ii) the remaining unrecovered costs incurred by Wipro in connection with its performance under the agreement. In addition, the Joint Venture’s dependence on Wipro and our dependence on other third-party vendors creates a number of business risks—in particular, the risk that we may not maintain service quality, control or effective management with respect to these outsourcing arrangements of our business operations and that we cannot control the information systems, facilities or networks of such vendors.

Our results of operations could be adversely affected if the information systems, facilities or networks of a third party vendor are disrupted (including disruption of access), are damaged or fail, whether due to physical disruptions, such as fire, natural disaster, pandemic or power outage, or due to cyber-security incidents, ransomware or other actions of vendors, including labor strikes, political unrest and terrorist attacks. Moreover, because certain of our third-party vendors conduct operations for us outside the United States, the political and military events in foreign jurisdictions could have an adverse impact on our outsourced operations. If we experience problems with our third-party vendors, if the costs charged by our third-party vendors increase or if our agreements with our third-party vendors are terminated, we may not be able to develop new solutions, enhance or operate existing solutions, or provide customer support in an alternate manner that is equally or more efficient and cost-effective.

Failure by our customers to obtain proper permissions or provide us with accurate and appropriate information may result in claims against us or may limit or prevent our use of information, which could harm our business. Additionally, privacy concerns relating to our business could damage our reputation and deter current and potential customers from using our solutions.

To the extent we are not otherwise permitted to use and/or disclose customer information, we require our customers to provide necessary notices and obtain necessary permissions for the use and disclosure of the information that we receive from our member engagement, member eligibility, billing and coding and other solutions. If they do not provide necessary notices or obtain necessary permissions, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by federal or state privacy or other laws. Such failures by our customers could impair our functions, processes and databases that reflect, contain or are based upon such information. For example, as part of our claims submission services, we rely on our customers to provide us with accurate and appropriate information and directives for our actions. While we have implemented features and safeguards relating to the accuracy and completeness of claims content, these features and safeguards may not be sufficient to prevent inaccurate claims data from being submitted to payers. In addition, such failures by our customers could interfere with or prevent creation or use of rules, analyses or other data-driven activities that benefit us, or make our solutions less useful. Accordingly, we may be subject to claims or liability for inaccurate claims data submitted to payers or for use or disclosure of information by reason of lack of valid notice or permission. As another example, we rely on our customers to provide us with accurate and appropriate billing and coding information, including provider enrollment information and medical necessity information. While we have implemented features and safeguards relating to provider enrollment and medical necessity requirements, these features and safeguards may not be sufficient to prevent inaccurate or incomplete billing and coding claims from being submitted to payers. Accordingly, we may be subject to claims or liability for inaccurate or incomplete billing and coding claims. These claims or liabilities could damage our reputation, subject us to unexpected costs and could have a material adverse impact on our business, results of operations or financial condition.

Additionally, in recent years, consumer advocates, media and elected officials increasingly and publicly have criticized companies in data focused industries regarding the collection, storage and use of personal data, including the licensing of de-identified data, by such companies. Concerns about our practices with regard to the collection, use, disclosure or security of personal information, the licensing of de-identified data, or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our business, results of operations or financial condition.

Certain of our solutions present the potential for embezzlement, identity theft or other similar illegal behavior by our employees or vendors and a failure of our employees or vendors to observe quality standards or adhere to environmental, social and governance standards could damage our reputation.

Among other things, our solutions include printing and mailing checks and/or facilitating electronic funds transfers for our payer customers and handling mail and payments from payers and from patients for many of our provider customers. These services frequently include handling original checks, payment card information, banking account information and may include currency. Even in those cases in which we do not facilitate payments or handle original documents or mail, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or vendors or other bad actors takes, converts or misuses such funds, documents or information, or we experience a data breach creating a risk of identity theft, we could be liable for damages, and our reputation could be damaged or destroyed. In addition, we could be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data and, therefore, be subject to civil or criminal liability. Federal and state regulators may take the position that a data breach or misdirection of data constitutes an unfair or deceptive act or trade practice. We also may be required to notify individuals affected by any data breaches. Further, a data breach or similar incident could impact the ability of our customers that are creditors to comply with the federal “red flags” rules, which require the implementation of identity theft prevention programs to detect, prevent and mitigate identity theft in connection with customer accounts.

Many of our licensees, as well as vendors are subject to specified product quality standards and other requirements pursuant to the related licensing or supply agreements. The non-compliance by these entities with the terms and conditions of their respective contracts that pertain to health and safety standards, quality control, product consistency, compliance with law, or proper marketing or other business practices, may adversely impact the goodwill of our business. We may not be able to adequately prevent such practices, which could harm the value of our business, result in the abandonment, dilution or invalidity of trademarks associated with our business and adversely affect our results of operations or financial condition. In addition, such licensees and suppliers could violate environmental, social and governance standards or engage in unethical conduct. Further, despite our policies to the contrary, we may not be able to control the conduct of every individual actor, and our employees and personnel may violate environmental, social or governance standards or engage in other unethical conduct. These acts could adversely impact the reputation of our business.

Contractual relationships with customers that are governmental agencies or are funded by government programs may impose special burdens on us and provide special benefits to those customers.

A portion of our revenue comes from customers that are governmental agencies or are funded by government programs. Our contracts and subcontracts may be subject to some or all of the following:

•	termination when appropriated funding for the current fiscal year is exhausted;

•

termination for the governmental customer’s convenience, subject to a negotiated settlement for costs incurred and profit on work completed, along with the right to place contracts out for bid before completion of the full contract term, as well as the right to make unilateral changes in contract requirements, subject to negotiated price adjustments;

•

compliance and reporting requirements related to, among other things, agency-specific policies and regulations, information security, subcontracting requirements, equal employment opportunity, affirmative action for veterans and workers with disabilities and accessibility for the disabled;

•	broad audit rights;

•	ownership of inventions made with federal funding under the Bayh-Dole Act; and

•

specialized remedies for breach and default, including setoff rights, risk allocation, retroactive price adjustments and civil or criminal fraud penalties, re-procurement expenses, as well as mandatory administrative dispute resolution procedures instead of state contract law remedies.

In addition, certain violations of federal and state law may result in termination of our contracts and subcontracts, and under certain circumstances, suspension and/or debarment from future government contracts. We also are subject to conflict-of-interest rules that may affect our eligibility for some federal, state and local government contracts and subcontracts, including rules applicable to all United States government contracts and subcontracts, as well as rules applicable to the specific agencies with which we have contracts or with which we may seek to enter into contracts.

The protection of our intellectual property requires substantial resources and protections of our proprietary rights may not be adequate.

We rely upon a combination of trade secret, copyright and trademark laws, patents, license agreements, confidentiality procedures, nondisclosure agreements and technical measures designed to protect the intellectual property used in our business. The steps we have taken to protect and enforce our proprietary rights and intellectual property may not be adequate. For instance, we may not be able to secure trademark or service mark registrations for marks in the United States or in foreign countries or take similar steps to secure patents for our proprietary processes, methods and technologies. Even if we are successful in obtaining patent and/or trademark registrations, these registrations may be opposed or invalidated by a third party. In addition, our agreements with employees, consultants and others who develop intellectual property for or on behalf of the Company could be breached and could result in our trade secrets and confidential information being publicly disclosed. We may not have adequate remedies for any such breach. Third parties also may infringe upon or misappropriate our copyrights, trademarks, service marks, patents and other intellectual property rights. If we believe a third party has misappropriated our intellectual property, litigation may be necessary to enforce and protect those rights, which would divert management resources, would be expensive and may not effectively protect our intellectual property. Even if we establish infringement, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. As a result, if we fail to maintain adequate intellectual property protection or if a third party infringes or misappropriates our intellectual property, it may have a material adverse impact on our business, results of operations or financial condition. Our currently pending or future patent applications may not result in issued patents, or be approved on a timely basis, if at all. Similarly, any term extensions that we seek may not be approved on a timely basis, if at all. In addition, our issued patents, or any patents that may issue in the future, may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage, including exclusivity in a particular product area. The validity and scope of our patent claims also may vary between countries, as individual countries have their own patent laws. The validity, enforceability, scope and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings that vary based on the local law of the relevant jurisdiction. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practice with respect to enforcement of intellectual property rights. Patent protection must be obtained on a jurisdiction-by-jurisdiction basis, and we only pursue patent protection in countries where we think it makes commercial sense for the given product. In addition, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, including because such agreements terminate, our financial condition and results of operations could be materially adversely affected.

Patent law reform in the U.S. and other countries may also weaken our ability to enforce our patent rights, or make such enforcement financially unattractive. For instance, in September 2011, the U.S. enacted the America Invents Act, which permits enhanced third-party actions for challenging patents and implements a first-to-invent system. These reforms could result in increased costs to protect our intellectual property or limit our ability to obtain and maintain patent protection for our products in these jurisdictions. Additionally, certain foreign governments have indicated that compulsory licenses to patents may be granted in the case of national emergencies, which could diminish or eliminate sales and profits from those regions and materially adversely affect our financial condition and results of operations.

Our trademarks, logos, and brands may provide us with a competitive advantage in the market as they may be known or trusted by consumers. In order to maintain the value of such brands, we must be able to enforce and defend our trademarks. We have pursued and will pursue the registration of trademarks, logos and service marks in the U.S. and internationally; however, enforcing rights against those who knowingly or unknowingly dilute or infringe our brands can be difficult. Effective trademark, service mark, trade dress or related protections may not be available in every country in which our solutions are available. Enforcement is especially difficult in first-to-file countries where ‘‘trademark squatters’’ can prevent us from obtaining adequate protections for our brands. There can be no assurance that the steps we have taken and will take to protect our proprietary rights in our brands and trademarks will be adequate or that third parties will not infringe, dilute or misappropriate our brands, trademarks, trade dress or other similar proprietary rights.

Many of our products are based on or incorporate proprietary information. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by generally requiring our employees, consultants, other advisors and other third parties to execute proprietary information and confidentiality agreements upon the commencement of their employment, engagement or other relationship. Despite these efforts and precautions, we may be unable to prevent a third party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization and legal remedies may not adequately compensate us for the damages caused by such unauthorized use.

In addition, there can be no assurance that our competitors will not independently develop products or services that are equivalent or superior to our solutions.

We may not be able to protect our intellectual property rights throughout the world.

Third parties may attempt to commercialize competitive products or services in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents on our solutions in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries. For example, Europe has a heightened requirement for patentability of software inventions. Thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our solutions. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and services and further, may export otherwise infringing products and services to territories where we have patent protection, but enforcement on infringing activities is inadequate. These products or services may compete with ours, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Third parties may claim that we or our distributors or licensors are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling certain solutions.

We or our distributors and licensors could be subject to claims that we are misappropriating or infringing intellectual property (including patents, trademarks, trade dress, copyrights, trade secrets, domain names) or other proprietary rights of others. We may become subject to preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from our operations and even if we believe we do not infringe a validly existing third-party right we may choose to license such rights. If we or our distributors or licensors become liable to third parties for infringing these rights, we could be required to pay a substantial damage award, including treble damages in some cases, and to develop non-infringing technology, obtain a license, which may not be available on commercially reasonable terms, or stop activities or services that use or contain the infringing intellectual property, which could include a recall or cessation of sales in the future. We may also decide to settle such matters on terms that are unfavorable to us. We may be unable to develop non-infringing solutions or obtain a license on commercially reasonable terms, or at all. We also may be required to indemnify our customers if they become subject to third party claims relating to intellectual property that we license or otherwise provide to them, which could be costly.

The intellectual property positions of pharmaceutical and health IT services frequently involve complex legal and factual questions. For example, while we generally enter into proprietary information agreements with our employees and third parties which assign intellectual property rights to us, these agreements may not be honored or may not effectively assign intellectual property rights to us under the local laws of some countries or jurisdictions. We cannot be certain that a competitor or other third party does not have or will not obtain rights to intellectual property that may prevent us from manufacturing, developing or marketing certain of our products, regardless of whether we believe such intellectual property rights are valid and enforceable or we believe we would otherwise be able to develop a more commercially successful product, which may materially adversely affect our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we may employ individuals who were previously employed at other healthcare companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our solutions. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. In addition to paying monetary damages, if we fail in defending against any such claims we may lose our rights therein, which could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Our solutions depend, in part, on intellectual property and technology licensed from third parties.

Much of our business and many of our solutions rely on key technologies or content developed or licensed by third parties. For example, many of our software offerings are developed using software components or other intellectual property licensed from third parties, including both proprietary and open source licenses. These third-party software components may become obsolete, defective or incompatible with future versions of our solutions, or our relationship with the third party licensor may deteriorate, or our contracts with the third party licensor may expire or be terminated. In addition, like most other service providers in the healthcare industry, many of our products rely on proprietary healthcare codes, descriptive terms and other content, such as Current Procedural Terminology codes (“CPT” codes), that third parties, such as the American Medical Association (“AMA”) develop and license for the purpose of maintaining standard language and coding throughout the healthcare industry. Because CPT codes are licensed by the AMA on reasonable and non-discriminatory terms, we anticipate the continued availability of such content; however, if we are unable to maintain an ongoing license for such content, certain of our products may become partially or entirely incompatible with the healthcare industry. We may also face legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships. In order to remain in compliance with the terms of our licenses, we must carefully monitor and manage our use of third-party software components, including both proprietary and open source license terms that may require the licensing or public disclosure of our intellectual property without compensation or on undesirable terms. Because the availability and cost of licenses from third parties depends upon the willingness of third parties to deal with us on the terms we request, there is a risk that third parties who license to our competitors either will refuse to license us at all, or refuse to license us on terms equally favorable to those granted to our competitors. Consequently, we may lose a competitive advantage with respect to these intellectual property rights or we may be required to enter into costly arrangements in order to terminate or limit these rights. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our solutions to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material effect on our business, including our financial condition and results of operations. In addition, it is possible that as a consequence of a merger or acquisition, third parties may obtain licenses to some of our intellectual property rights or our business may be subject to certain restrictions that were not in place prior to such transaction. Because the availability and cost of licenses from third parties depends upon the willingness of third parties to deal with us on the terms we request, there is a risk that third parties who license to our competitors either will refuse to license us at all, or refuse to license us on terms equally favorable to those granted to our competitors. Consequently, we may lose a competitive advantage with respect to these intellectual property rights or we may be required to enter into costly arrangements in order to terminate or limit these rights.

Our use of open source technology could impose limitations on our ability to commercialize our solutions.

Our solutions incorporate open source software components that are licensed to us under various public domain licenses. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. There is little or no legal precedent governing the interpretation of many of these licenses and therefore the potential impact of such licenses on our business is not fully known or predictable. There is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions.

While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-code or engineer one or more of our offerings, discontinue sales of one or more of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach obligations to our customers, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business and operating results.

Recently enacted U.S. federal tax reform could adversely affect our results of operations.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law, which made significant changes to the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Among other changes, Section 163(j) of the Code was amended to limit the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforwards and, for taxable years beginning before January 1, 2022, depreciation, amortization and depletion. While the impact of this rule is not completely clear and could change due to the issuance of additional interpretive guidance or changes in the Company’s level of indebtedness, the Company expects these rules will limit the amount of net interest expense that the Company, the Joint Venture and the subsidiaries of the Joint Venture can use as a deduction against taxable income and, as a result, may negatively impact the financial condition and results of operations of the Company.

A write-off or acceleration of amortization of all or a part of our long-lived assets (including identifiable intangible assets and goodwill) would adversely affect our operating results and reduce our net worth.

We have significant long-lived assets which include property and equipment, identifiable intangible assets, other noncurrent assets and goodwill. As of March 31, 2019, we had $197.3 million of property and equipment, $1,320.2 million of identifiable intangible assets, $422.0 million of other noncurrent assets and $3,284.3 million of goodwill on our balance sheet, which collectively represented in excess of 84% of our total assets. We amortize property and equipment, identifiable intangible assets and relevant other noncurrent assets over their estimated useful lives. Though we are not permitted to amortize goodwill under GAAP, we evaluate our goodwill for impairment at least annually. In the event of anticipated obsolescence or impairment of our long-lived assets, we may write-off all or part of the affected assets or accelerate the related amortization of these assets. A write-off or acceleration of amortization in the future would result in an immediate one-time charge to earnings in the event of an impairment of assets and, in the event of anticipated obsolescence of assets that do not reach the level of an impairment, regular reductions to earnings over the remaining lives of the affected assets. Although it would not affect our cash flow, a write-off or acceleration of amortization in future periods of all or a part of these long-lived assets would adversely affect our financial condition and operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change Healthcare LLC—Critical Accounting Estimates—Goodwill and Intangible Assets” of this prospectus.

Our success depends in part on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, there could be a material adverse impact on our business, results of operations or financial condition.

Our future success depends upon our continuing ability to identify, attract, hire and retain highly qualified personnel, including skilled management, product, technology, sales and marketing personnel, all of whom are in high demand and are often subject to competing offers. Competition for qualified personnel in the healthcare IT industry is intense, and we may not be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or be able to do so at salary, benefit and other compensation costs that are acceptable to us. A loss of a substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for expansion of our business, could have a material adverse impact on our business, results of operations or financial condition. In addition, while none of our employees currently are unionized, unionization of our employees is possible in the future. Such unionizing activities could be costly to address and, if successful, likely would adversely impact our operations.

Lengthy sales, installation and implementation cycles for some of our solutions may result in delays or an inability to generate revenue from these solutions.

Some of our solutions have long sales, installation and implementation cycles, which could range from a few months to years or more from initial contact with the customer to completion of implementation and generation of revenue. How and when to implement, replace, or expand an information system, or modify or add business processes, are important decisions for healthcare organizations, and some customers may be reluctant to change or modify existing systems or processes. Some of the solutions we provide require significant capital expenditures and time commitments by our customers. Sales may be subject to delays due to customers’ internal procedures for deploying new systems and processes, and implementation may be subject to delays based on the availability of the internal customer resources needed. We may be unable to control many of the factors that will influence the timing of the buying decisions of existing or prospective customers or the pace at which installation and training may occur, including decisions by our customers to delay or cancel implementations. If we experience longer sales, installation and implementation cycles for our solutions, we may experience delays in generating, or a decreased ability to generate, revenue from these solutions, which could have a material adverse impact on our business, results of operations or financial condition. Furthermore, significant delays or failures to meet milestones established in our customer contracts may result in breach of contract, termination of the contract, damages and/or penalties as well as a reduction in our margins or a delay in our ability to recognize revenue.

We may be a party to legal, regulatory and other proceedings that could result in unexpected adverse outcomes.

From time to time, we have been, are and may in the future be, a party to legal and regulatory proceedings and investigations, including matters involving governmental agencies and entities with which we do business and other proceedings and investigations arising in the ordinary course of business, as described in more detail above. In addition, there are an increasing number of, and we may be subject to, investigations and proceedings in the healthcare industry generally that seek recovery under HIPAA, AKS, the FCA, the CMP, the Stark Law, the Sunshine Act, state laws and other statutes and regulations applicable to our business as described in more detail above. For example, we are currently subject to two overlapping putative class action complaints in Wisconsin federal court, alleging that we charged a fee to obtain certified healthcare bills for patients provided in the ordinary course of business in excess of Wisconsin state statutory limits. These and other similar statutory requirements impose statutory penalties for proven violations, which could become significant. While we intend to vigorously defend ourselves, the ultimate outcome and potential financial impact to us is not determinable at this time given the preliminary stage of these proceedings. We also may be subject to legal proceedings under non-healthcare federal, state and international laws affecting our business, such as the TCPA, FDCPA, FCRA, CAN-SPAM Act, Junk Fax Act, FCPA, the California Consumer Privacy Act of 2018, GDPR, employment, banking and financial services and USPS laws and regulations, as further detailed above. Such proceedings are inherently unpredictable, and the outcome can result in verdicts and/or injunctive relief that may affect how we operate our business or we may enter into settlements of claims for monetary payments. In some cases, substantial non-economic remedies or punitive damages may be sought. Governmental investigations, audits and other reviews could also result in criminal penalties or other sanctions, including restrictions, changes in the way we conduct business or exclusion from participation in government programs. We evaluate our exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with GAAP. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse impact on our business, results of operations or financial condition.

Litigation is costly, time-consuming and disruptive to normal business operations. The defense of these matters could also result in continued diversion of our management’s time and attention away from business operations, which could also harm our business. Even if these matters are resolved in our favor, the uncertainty and expense associated with unresolved legal proceedings could harm our business and reputation.

The failure to successfully implement a new enterprise resource planning system could adversely impact our business and results of operations.

We are in a multi-year process of implementing a new Enterprise Resource Planning (“ERP”) business solution to create a system of integrated applications to manage our businesses and automate many functions related to financial reporting, human resources and other services. It is our intent through this ERP to integrate the major facets of our organization in order to improve planning, development, processes, sales, human resources management and other applications as they affect our evolving business model. ERP implementations are complex and time-consuming projects that require transformations of business and financial processes in order to reap the benefits of the ERP system; any such transformation involves risk inherent in the conversion to a new computer system, including loss of information and potential disruption to normal operations. Additionally, if the ERP system is not effectively implemented as planned, or the system does not operate as intended, the effectiveness of our internal controls over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed. Any failure(s) during this continued implementation process to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. In addition, if we experience interruptions in service or operational difficulties and are unable to effectively manage our business during or following the implementation of the ERP, our business and results of operations could be harmed.

Changes in accounting standards issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of GAAP, which is periodically revised and/or expanded. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies. It is possible that future accounting standards we are required to adopt, such as the amended guidance for revenue recognition and leases, may require changes to the current accounting treatment that we apply to our consolidated financial statements and may require us to make significant changes to our systems. Such changes could result in a material adverse impact on our financial position and results of operations.

Risks Related to Our Indebtedness

The Joint Venture’s substantial indebtedness could adversely affect its financial condition, adversely affect its ability to operate its business, adversely affect its ability to react to changes in the economy or its industry, adversely affect its ability to meet its obligations under its outstanding indebtedness and divert its cash flow from operations for debt payments.

The Joint Venture has a substantial amount of debt, which requires significant interest and principal payments. As of March 31, 2019, the Joint Venture had total indebtedness of approximately $5.8 billion. In addition, as of March 31, 2019, the Joint Venture had $495.1 million of availability to incur additional indebtedness under its senior secured revolving credit facility (the “Revolving Credit Facility”). Subject to the limits contained in the credit agreement (the “Credit Agreement”) that governs the Revolving Credit Facility and the Joint Venture’s senior secured term loan facility the (“Term Loan Facility” and, together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”) and the indenture that governs the Joint Venture’s senior notes (the “Senior Notes”), the Joint Venture may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the Joint Venture does so, the risks related to its high level of debt could increase. Specifically, the Joint Venture’s high level of debt could have important consequences, including the following:

•	it may be difficult for the Joint Venture to satisfy its obligations, including debt service requirements under its outstanding debt;

•	the Joint Venture’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on the Joint Venture’s indebtedness, therefore reducing its ability to use its cash flow to fund its operations, capital expenditures, future business opportunities and other purposes;

•	the Joint Venture could be more vulnerable to economic downturns and adverse industry conditions and its flexibility to plan for, or react to, changes in its business or industry is more limited;

•

the Joint Venture’s ability to capitalize on business opportunities and to react to competitive pressures, as compared to its competitors, may be compromised due to its high level of debt and the restrictive covenants in the Credit Agreement that governs its Senior Secured Credit Facilities and the indenture that governs its Senior Notes;

•	the Joint Venture’s ability to borrow additional funds or to refinance debt may be limited; and

•	the Joint Venture may cause potential or existing customers to not contract with it due to concerns over its ability to meet its financial obligations under such contracts.

The Joint Venture’s ability to make scheduled payments on and to refinance its indebtedness depends on and is subject to its financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payers, all of which are beyond its control, including the availability of financing in the international banking and capital markets. We cannot assure you that the Joint Venture’s business will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable it to service its debt, to refinance its debt or to fund its other liquidity needs. Any refinancing or restructuring of the Joint Venture’s indebtedness could be at higher interest rates and may require it to comply with more onerous covenants that could further restrict its business operations. Moreover, in the event of a default, the holders of the Joint Venture’s indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under its Revolving Credit Facility terminating their commitments thereunder and ceasing to make further loans or the lenders under its Senior Secured Credit Facilities instituting foreclosure proceedings against their collateral, any of which could materially adversely affect our results of operations and financial condition.

Furthermore, all of the debt under the Joint Venture’s Senior Secured Credit Facilities bears interest at variable rates. If interest rates increase, its debt service obligations on its Senior Secured Credit Facilities would increase even though the amount borrowed remained the same, and its net income and cash flows, including cash available for servicing its indebtedness, would correspondingly decrease.

Certain of the Joint Venture’s debt agreements impose significant operating and financial restrictions on it and its subsidiaries, which may prevent us from capitalizing on business opportunities.

The Credit Agreement that governs the Joint Venture’s Senior Secured Credit Facilities and the indenture that governs its Senior Notes each impose significant operating and financial restrictions on it. These restrictions will limit the Joint Venture’s ability and/or the ability of its subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to Change Healthcare Inc., the Joint Venture or certain of its subsidiaries;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that the Joint Venture will be able to maintain compliance with these covenants in the future and, if it fails to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. The Joint Venture’s failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in it being required to repay these borrowings before their due date. If the Joint Venture is forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Risks Related to Our Organizational Structure

Change Healthcare Inc. is a holding company and its only material asset is its interest in the Joint Venture, and it is accordingly dependent upon distributions from the Joint Venture to pay taxes, pay dividends and to meet its debt obligations.

Change Healthcare Inc. is a holding company and has no material assets other than its ownership of LLC Units. Change Healthcare Inc. has no independent means of generating revenue. The Joint Venture intends to make distributions to its holders of LLC Units, including Change Healthcare Inc. and McKesson, in an amount sufficient to cover all applicable taxes at assumed tax rates and dividends, if any, declared by it. The LLC Agreement requires the Joint Venture to make quarterly distributions to each member of the Joint Venture, including Change Healthcare Inc., in amounts at least equal to the member’s tax liability in respect of the income of Change Healthcare Holdings, LLC, calculated using an assumed tax rate. Moreover, these tax distributions are required to be made pro rata to each equityholder’s percentage equity ownership interest in the Joint Venture, even though certain items of Change Healthcare LLC’s income, gain, deduction and loss will not be allocated to Joint Venture equityholders pro rata. The effect of this provision will be to “top up” tax distributions to any equityholder that receives disproportionately lower allocations of income and gain, so that the aggregate tax distributions payable by the Joint Venture to a particular member may significantly exceed the equityholder’s tax liability in respect of Change Healthcare Holdings, LLC’s income.

The Joint Venture is a separate and distinct legal entity that is not obligated to pay dividends or make loans or distributions to Change Healthcare Inc. (whether to enable Change Healthcare Inc. to pay dividends on its common stock, to pay principal and interest on its debt, to settle, repurchase or redeem its debt (including the amortizing notes that are components of the Units) or other securities (including the purchase contracts that are components of the Units), or to satisfy its other obligations). Deterioration in the financial condition, earnings or cash flow of the Joint Venture and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Change Healthcare Inc. needs funds, and the Joint Venture is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition. As a result, Change Healthcare Inc. may not be able to cause the Joint Venture and other entities to distribute funds or provide loans sufficient to enable it to pay dividends and meet its debt and other obligations.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our existing Senior Secured Credit Facilities and Senior Notes include and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, the Joint Venture is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the Joint Venture (with certain exceptions) exceed the fair value of its assets. Subsidiaries of the Joint Venture are generally subject to similar legal limitations on their ability to make distributions to the Joint Venture.

The amounts we or the Joint Venture will be required to pay under our tax receivable agreements could be significant and, in certain circumstances, could differ significantly (in both timing and amount) from the underlying tax benefits we actually realize.

Change Healthcare Inc., the Joint Venture and Change Healthcare Performance, Inc. (collectively, the “TRA Affiliates”), are or may become a party to certain tax receivable agreements (collectively, the “tax receivable agreements”) and other similar agreements with our current and former owners. One of the existing tax receivable agreements (the “McKesson Tax Receivable Agreement”) generally provides for the payment by the Joint Venture to affiliates of McKesson (the “McKesson TRA Parties”) of 85% of certain cash tax savings realized (or, in certain circumstances, deemed to be realized) by Change Healthcare Inc. and its subsidiaries in certain periods ending on or after the date on which McKesson ceases to own at least 20% of the Joint Venture as a result of (i) certain amortizable tax basis in assets transferred to the Joint Venture at the consummation of the Transactions and (ii) imputed interest deductions and certain other tax attributes arising from payments under the McKesson Tax Receivable Agreement. Change Healthcare Inc., the Joint Venture, McKesson and certain of McKesson’s affiliates have also entered into an amended and restated letter agreement (the “Letter Agreement”) pursuant to which McKesson may choose to allocate an amount of deductions related to certain amortizable tax basis in assets transferred to the Joint Venture at the consummation of the Transactions to Change Healthcare Inc. in excess of a specified minimum threshold, in which case Change Healthcare Inc. may be required to make cash payments to McKesson equal to 100% of the tax savings of Change Healthcare Inc. attributable to such excess deductions for any tax period ending prior to the date on which McKesson ceases to own at least 20% of the Joint Venture.

Another existing tax receivable agreement (the “2017 Tax Receivable Agreement”) generally provides for the payment by Change Healthcare Performance, Inc. to affiliates of the Sponsors and certain other former stockholders of Change Healthcare Performance, Inc. (the “2017 TRA Parties”) of 85% of the net cash tax savings realized (or, in certain circumstances, deemed to be realized) by Change Healthcare Performance, Inc. and its subsidiaries in respect of periods ending on or after the Transactions as a result of certain net operating losses and certain other tax attributes of Change Healthcare Performance, Inc. as of the date of the Transactions.

A predecessor to Change Healthcare Performance, Inc. is party to certain tax receivable agreements (the “2009—2011 Tax Receivable Agreements,” and together with the 2017 Tax Receivable Agreement, the “Legacy CHC Tax Receivable Agreements”) which were assumed by the Joint Venture in connection with the Transactions and obligate the Joint Venture to make payments to certain of the former Legacy CHC Stockholders (the “2009—2011 CHC TRA Parties,” and collectively, with the McKesson TRA Parties and the 2017 TRA Parties, the “TRA Parties”), equal to 85% of the applicable cash savings that the Joint Venture realizes (or is deemed to realize) as a result of tax attributes arising from certain previous transactions. Because covered changes of control with respect to the 2009—2011 Tax Receivable Agreements previously occurred as a result of the Transactions and other previous reorganizations, payments the Joint Venture makes under the 2009—2011 Tax Receivable Agreements are calculated using certain valuation assumptions, including that the Joint Venture will have sufficient taxable income to use the applicable tax attributes and that certain of such tax attributes will be used by the Joint Venture on a pro rata basis from the date of the Transactions (or in certain cases from the date of certain previous transactions) through the expiration of the applicable tax attribute.

The payments the TRA Affiliates may be required to make under these tax receivable agreements could be substantial. The amount and timing of any payments under the tax receivable agreements will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, the tax rate then applicable and whether McKesson then owns at least 20% of the Joint Venture. We expect that, assuming no material changes in tax law and that the Joint Venture earns sufficient taxable income to realize the full potential tax benefit of the tax attributes in respect of which it is required to make payments under the Legacy CHC Tax Receivable Agreements, future payments under the Legacy CHC Tax Receivable Agreements will range from $11.2 million to $61.2 million per year over the next 11 years and from $0.0 million to $11.2 million per year over the following 10 years. As of March 31, 2019, we expect total remaining payments under the Legacy CHC Tax Receivable Agreements of approximately $339.8 million. See Note 19, Tax Receivable Agreement Obligations to Related Parties, within the Joint Venture’s consolidated financial statements appearing elsewhere in this prospectus for additional information about the obligations under the tax receivable agreements. Because payments under the Letter Agreement are contingent upon McKesson’s determination to allocate certain excess deductions to Change Healthcare Inc., and because the McKesson Tax Receivable Agreement will not begin until after McKesson ceases to own at least 20% of the Joint Venture, the amount of any payments under such agreements cannot be reliably estimated at this time.

Additionally, prior to the occurrence of the first exchange of LLC Units by McKesson (or its permitted transferees), if any, Change Healthcare Inc. has agreed to enter into an additional tax receivable agreement with the McK Members, pursuant to which Change Healthcare Inc. would be required to pay to the relevant McK

Member 85% of the net cash tax savings, if any, arising from Change Healthcare Inc.’s utilization of (i) certain tax basis increases resulting from the relevant exchange of LLC Units by McKesson and payments under such additional tax receivable agreement and (ii) imputed interest deductions. Change Healthcare Inc. may also be required to enter into and make payments under an additional tax receivable agreement with McKesson in certain circumstances, as described below under “—If certain transactions in connection with a Qualified McKesson Exit do not qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the U.S. Internal Revenue Code of 1986, as amended then McKesson may be required to pay substantial U.S. federal income taxes. We may be required to indemnify McKesson for all or part of any such tax liability in certain circumstances, which generally relate to certain actions taken by us that cause the Distribution to become taxable, and may be obligated to make payments to McKesson in respect of certain tax savings resulting to us.”

There may be circumstances in which the payments under the tax receivable agreements differ significantly (in both timing and amount) from the underlying tax benefits the TRA Affiliates actually realize. Pursuant to the tax receivable agreements, upon a covered change of control, the TRA Affiliates could be required to make payments that significantly exceed the actual cash tax savings from the tax benefits giving rise to such payments. As noted above, with respect to the 2009—2011 Tax Receivable Agreements, covered changes of control previously occurred as a result of the Transactions and other previous reorganizations. Moreover, in certain circumstances, the TRA Affiliates will have the option to terminate the tax receivable agreements in exchange for a lump-sum payment (based on an assumption that all expected potential tax benefits actually will be realized). In addition, under the tax receivable agreements, none of the TRA Parties will reimburse the TRA Affiliates for any payments previously made if such tax benefits are subsequently disallowed, except that excess payments made to a TRA Party will be netted against payments otherwise to be made, if any, after the determination of such excess. As a result, in such circumstances, the TRA Affiliates could make payments under the tax receivable agreements that are greater than the actual cash tax savings and may not be able to recoup those payments. Any difference between the payments the TRA Affiliates are required to make under the tax receivable agreements and the underlying tax benefits actually realized could adversely affect our business or financial condition. Furthermore, because certain of the TRA Affiliates are holding companies with no operations of their own, their ability to make payments under each relevant tax receivable agreement is substantially dependent on the ability of their subsidiaries to make distributions to them. To the extent that the TRA Affiliates are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

If Change Healthcare Inc. were deemed an “investment company” under the Investment Company Act of 1940 (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

A person will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing healthcare technology services and not in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that Change Healthcare Inc. is, or following this offering will be, an “orthodox” investment company as defined in section 3(a)(1)(A) of the 1940 Act and described in the first bullet point above.

Further, Change Healthcare Inc. is, and will continue to be following this offering, actively engaged in the business of providing healthcare technology services through its participation in the Joint Venture. Accordingly, we do not believe the interests in the Joint Venture held by Change Healthcare Inc. are securities under the test set forth in Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946) because its active and equal participation in the operation of the Joint Venture demonstrate that Change Healthcare Inc.’s interests in the Joint Venture are not held with the expectation of receiving profits derived solely from the efforts of others. Moreover, even if the interests in the Joint Venture held by Change Healthcare Inc. were deemed to be securities, we believe they would not be deemed to be investment securities for purposes of section 3(a)(1)(C) of the 1940 Act and as described in the second bullet point above. Each of McKesson and Change Healthcare Inc. holds a 50% voting interest in the Joint Venture and has the right to designate an equal number of directors to the board of directors of the Joint Venture. Additionally, the LLC Agreement provides that all major operating, investing and financial activities require the written consent of both McKesson and Change Healthcare Inc. For these reasons, the Joint Venture should be considered a majority-owned subsidiary, as that term is defined in section 2(a)(24) of the 1940 Act. Given that securities issued by majority-owned subsidiaries are excluded from the definition of “investment securities” under section 3(a)(2) of the 1940 Act, Change Healthcare Inc.’s interests in the Joint Venture would not constitute investment securities. As Change Healthcare Inc. will have no material assets other than its interests in the Joint Venture, and those interests are not securities or investment securities, we do not believe Change Healthcare Inc. is, or will be following this offering, an “inadvertent” investment company under the 40% test described in the second bullet point above.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that Change Healthcare Inc. will not be deemed to be an investment company under the 1940 Act. If anything were to happen which would cause Change Healthcare Inc. to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates (including us) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among Change Healthcare Inc., the Joint Venture and senior Change Healthcare professionals, or any combination thereof, and materially adversely affect our business, results of operations and financial condition.

Change Healthcare Inc. shares control of the Joint Venture, its primary operating subsidiary, with McKesson and disagreements may arise between McKesson and the Sponsors that could result in deadlocks and cause disruptions to the Joint Venture’s operations and the development or implementation of its strategies, any of which could have a material adverse impact on Change Healthcare Inc.’s or the Joint Venture’s business, results of operations or financial condition.

Change Healthcare Inc. is a holding company and does not own any material assets or have any operations other than through its interest in the Joint Venture. Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members. Disagreements with respect to important strategic or operational decisions relating to our business may arise between McKesson and the Sponsors. Operating a business under the joint control of unaffiliated, controlling members could lead to conflicts of interest or deadlocks on important and time-sensitive operational, financial or strategic decisions, and requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. This could have a negative impact on Change Healthcare Inc., given that its only material asset is its interest in the Joint Venture. Disagreements may also arise between the Joint Venture’s controlling members and management. Any disagreements between the Joint Venture’s controlling members, or between its controlling members and its management, could cause disruptions to our operations or the development or implementation of our strategies, and could result in significant distraction to our management, which could have a material adverse impact on the business, results of operations or financial condition of both Change Healthcare Inc. and the Joint Venture. For information concerning the arrangements with the Joint Venture’s controlling members, see “Management” and “Certain Relationships and Related Person Transactions.”

We may be unable to integrate the Contributed Businesses successfully or realize the anticipated synergies and other benefits of the Transactions within the anticipated time frame, or at all.

The Transactions involved the combination of the Contributed Businesses that previously operated independently. The Company’s future success continues to depend on successful execution of previous transactions, including separating, transitioning and integrating the Contributed Businesses. Integrating these businesses continues to require significant management time, attention and resources. The combined business may fail to realize some or all of the anticipated benefits of the Transactions, including anticipated synergies, if the separation, transition and integration process is not successful, takes longer than expected or is more costly than expected. On a combined basis, we expect to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, as well as greater efficiencies from our increased scale. However, this process may preclude or impede realization of the benefits expected from the Transactions and could adversely affect revenue and investments in future growth, which could have a material adverse impact on our business, results of operations or financial condition. We cannot be certain that we will not be required to implement further realignment activities, make additions or other changes to our workforce based on other cost reduction measures or changes in the markets and industry in which we compete. In addition, future business conditions and events may impact our ability to continue to realize any benefits of these initiatives. Moreover, disagreements could arise between our controlling members, or between our controlling members and our management, which could cause disruptions to our operations or the implementation of our strategies or result in significant distractions to our management. If we are not able to successfully achieve our objectives for one or more of these reasons, or for other reasons, the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected.

We rely on McKesson and its affiliates for certain transition services. The inability or unwillingness of McKesson or its affiliates to provide such services in a timely or effective manner could materially adversely affect our business, results of operations or financial condition.

We rely on McKesson and its affiliates to provide us with certain services for our business and customers pursuant to the terms of a transition services agreement (the “McKesson Transition Services Agreement”) for a specified transition period. Certain of these services are essential to the efficient operation of the Company. Once the transition period specified in the McKesson Transition Services Agreement has expired, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. After the transition period, we may be unable to provide these services internally because of financial or other constraints, and we may be unable to implement substitute arrangements on a timely and cost-effective basis on terms that are favorable to us, or at all. In addition, McKesson may fail to perform such transition services in a timely or effective manner, or at all, during the term of the McKesson Transition Services Agreement, either due to its inability or unwillingness to continue such services or for other reasons. If there is an interruption in such services prior to expiration of the McKesson Transition Services Agreement, or if such services are inadequate, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties on a faster timeline than anticipated, which may be challenging without significant effort or expense. Any failure by McKesson to perform such transition services, or any failure by us to replace such transition services with acceptable arrangements when necessary, could have a material adverse impact on our business, results of operations or financial condition. See “Certain Relationships and Related Person Transactions—Transition Services Agreements.”

We are obligated to provide certain transition services to McKesson and its affiliates, and to the eRx Network. Our inability or unwillingness to provide such services in a timely or effective manner, including at a reasonable cost, could materially adversely impact our business, results of operations or financial condition.

We are obligated to provide certain services to (i) McKesson and its affiliates, pursuant to the McKesson Transition Services Agreement, and (ii) the eRx Network, pursuant to the terms of a separate transition services agreement (the “Legacy CHC Transition Services Agreement” and, collectively with the McKesson Transition

Services Agreement, the “Transition Services Agreements”), for a specified transition period. Once the transition period specified in each of the Transition Services Agreements has expired, McKesson and its affiliates, and the eRx Network, as applicable, will be required to provide these services themselves or to obtain substitute arrangements with third parties. We may fail to perform such transition services in a timely or effective manner, or at all, during the term of each respective Transition Services Agreement, either due to our inability or unwillingness to continue such services, our inability to provide such services at reasonable costs or for other reasons. Any such inability or other reasons could lead to unforeseen liabilities under the terms of the Transition Services Agreements or otherwise, including liabilities resulting from the inability of McKesson or its affiliates or the eRx Network to provide these services themselves or to obtain substitute arrangements with third parties. Any such financial consequences or liabilities could have a material adverse impact on our business, results of operations or financial condition. See “Certain Relationships and Related Person Transactions—Transition Services Agreements.”

If certain transactions in connection with a Qualified McKesson Exit do not qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the U.S. Internal Revenue Code of 1986, as amended then McKesson may be required to pay substantial U.S. federal income taxes. We may be required to indemnify McKesson for all or part of any such tax liability in certain circumstances, which generally relate to certain actions taken by us that cause the Distribution to become taxable, and may be obligated to make payments to McKesson in respect of certain tax savings resulting to us.

It is intended that the distribution contemplated under the Separation and Distribution Agreement (the “Distribution”) will qualify as a tax-free transaction to McKesson under Sections 368(a)(1)(D) and 355 of the Code, but there can be no assurance that the Distribution will so qualify. Even if the Distribution were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, it would be taxable to McKesson pursuant to Section 355(e) of the Code if there were a 50% or greater change in ownership of either McKesson or SpinCo (including stock of Change Healthcare Inc. after the Merger), directly or indirectly, as part of a plan or series of related transactions involving the Distribution. For this purpose, any acquisitions of McKesson, SpinCo or Change Healthcare Inc. stock within a certain period are presumed to be part of such a plan, although McKesson may be able to rebut that presumption in certain circumstances. If the Internal Revenue Service (the “IRS”) were to determine that other acquisitions of McKesson, SpinCo or Change Healthcare Inc. stock were part of a plan or series of related transactions, that determination could result in significant tax to McKesson. In certain circumstances (which generally relate to certain actions taken by us that cause the Distribution to become taxable, such as certain issuances and redemptions of common stock of Change Healthcare Inc., or entering into certain mergers or consolidations) and subject to certain limitations, under the Tax Matters Agreement, we will be required to indemnify McKesson for losses relating to the treatment of the Distribution as taxable. If we are required to indemnify McKesson, this indemnification obligation could be substantial and could have a material adverse effect on us, including with respect to our financial condition or results of operations. See “Certain Relationships and Related Person Transactions.” In addition, the Tax Matters Agreement could restrict our ability to enter into certain change of control or other transactions involving our equity if such transactions could implicate the tax-free status of the Distribution.

In addition, McKesson will have the option to make a protective election under Section 336(e) of the Code that would take effect if the Distribution does not qualify as a tax-free transaction and, upon taking effect, may result in tax savings to SpinCo and its subsidiaries. Pursuant to the Tax Matters Agreement that we will enter into with McKesson in connection with a Qualified McKesson Exit, if the election under Section 336(e) of the Code takes effect, in certain circumstances we will be required to enter into a new tax receivable agreement pursuant to which we will be required to pay to McKesson 85% of certain cash tax savings, if any, arising from the utilization of certain tax basis increases resulting from the Distribution, with terms substantially similar to the terms of the McKesson Tax Receivable Agreement, as discussed above under “—The amounts we or the Joint Venture will be required to pay under our tax receivable agreements could be significant and, in certain circumstances, could differ significantly (in both timing and amount) from the underlying tax benefits we actually realize.” The amount of such payments may be significant, and in certain circumstances could differ significantly (in both timing and amount) from the underlying tax benefits realized by us and our subsidiaries.

We are subject to certain restrictions in order to avoid significant tax-related liabilities.

The Contribution Agreement, the LLC Agreement and the Tax Matters Agreement prohibit us from taking certain actions that could cause the Distribution to fail to qualify for tax-free treatment. In particular, prior to the Distribution and for a two-year period thereafter, our ability to restructure or discontinue certain aspects of Core MTS will be subject to significant restrictions, which may adversely affect our ability to timely and efficiently integrate the Contributed Businesses. In addition, these agreements impose significant restrictions during that two-year period on the issuance and redemption by Change Healthcare Inc. of its stock, as well as on our and Change Healthcare Inc.’s ability to engage in certain mergers, consolidations, or other strategic transactions, or to enter into agreements with respect to any of the foregoing matters. Furthermore, any failure to comply with any of these restrictions could require us and Change Healthcare Inc. to make substantial indemnification payments to McKesson for tax-related losses. Due to these restrictions and indemnification obligations, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests.

Risks Related to this Offering and Ownership of our Common Stock

Our pre-IPO owners will continue to control us and their interests may conflict with ours or yours in the future. Prior to this offering, McKesson directly holds approximately 70% of the outstanding LLC Units of the Joint Venture. Because it holds its ownership interest in our business directly in the Joint Venture, rather than through Change Healthcare Inc., McKesson may have conflicting interests with holders of shares of our common stock.

Immediately following this offering and the application of net proceeds therefrom, our Sponsors will beneficially own approximately 63% of our common stock (or 60% if the underwriters exercise in full their option to purchase additional shares of common stock). Moreover, under our stockholders agreement with our Sponsors, McKesson and the Joint Venture, for so long as Blackstone and its affiliates retain significant ownership of us, we will agree to nominate to the board of directors of Change Healthcare Inc. individuals designated in accordance with our stockholders agreement. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when our Sponsors cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsors continue to own a significant percentage of our stock, they will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsors will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsors continue to own a significant percentage of our stock, our Sponsors will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

In addition, prior to this offering, McKesson directly holds approximately 70% of the outstanding LLC units of the Joint Venture, and immediately following this offering and the application of the net proceeds therefrom, McKesson will own 60% of the LLC Units (or 59% if the underwriters exercise in full their option to purchase additional shares of common stock). The Joint Venture will continue to be controlled jointly as between us and McKesson. Because it holds its ownership interest in our business directly in the Joint Venture, rather than through Change Healthcare Inc., McKesson may have conflicting interests with holders of shares of our common stock. For example, if the Joint Venture makes distributions to Change Healthcare Inc., McKesson will also generally be entitled to receive such distributions pro rata in accordance with the percentage of its limited liability company interests in the Joint Venture and its preferences as to the timing and amount of any such distributions may differ from those of our public stockholders.

Our amended and restated certificate of incorporation will not limit the ability of our Sponsors and McKesson to compete with us.

Our Sponsors and McKesson and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Sponsors and McKesson and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our Sponsors or McKesson, or any of their respective affiliates or any of our directors who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors and McKesson and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors and McKesson may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

We are an “emerging growth company” under the federal securities laws. We may decide in the future to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012. We have elected to comply in the registration statement of which this prospectus forms a part with the disclosure requirements otherwise applicable generally to registrants that are not emerging growth companies. In the future, however, we may take advantage of exemptions from various reporting requirements available to emerging growth companies including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and the ability to use an extended transition period for complying with new or revised accounting standards. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year during which the annual gross revenue of Change Healthcare Inc. is $1.07 billion or more; (iii) the date on which Change Healthcare Inc. or its consolidated subsidiaries have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We cannot predict if investors will find our common stock less attractive if we choose in the future to rely on exemptions from certain disclosure requirements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock and the Units, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. For example, management of Legacy CHC concluded that there was a material weakness in its internal control over financial reporting in connection with its deferred tax liability accounting for a change in the tax status of one of its wholly owned subsidiaries from a partnership to a corporation in 2014. This material weakness has been remediated but resulted in Legacy CHC restating its consolidated financial statements as of and for the year ended December 31, 2014 to reflect the removal of this deferred tax liability and restating its consolidated financial statements as of and for the year ended December 31, 2015 and as of and for the three and nine months ended September 30, 2016 and 2015 to adjust for the effect of this 2014 adjustment on the subsequent periods.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. Further, our directors, officers and certain employees and other persons associated with us have the opportunity to purchase up to 2% of the shares of common stock offered by this prospectus at the initial public offering price in a directed share program. To the extent these individuals purchase shares in this offering, fewer shares may be actively traded in the public market because certain of these stockholders will be restricted from selling shares by a 180-day lock-up restriction, which would reduce the liquidity of the market for our common stock. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

Any directors and officers that participate in our directed share program must hold their shares for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 2% of the shares of common stock offered hereby for sale to our directors, officers and certain of our employees and other persons associated with us. Directors and officers that purchase these shares will be required to enter into a lockup agreement with the underwriters in connection with this offering pursuant to which such persons will be required to agree that they will not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 180 days after the date of the final prospectus relating to this offering, subject to certain specified extensions. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect. In addition, the price of our common stock may be adversely affected following expiration of the lockup period if there is an increase in the number of shares for sale in the market.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

Stock markets and the price of shares of our common stock may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid for by our pre-IPO owners and the LLC Units paid for by McKesson. See “Dilution.”

You may be diluted by the future issuance of additional common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately 8,881,668,204 shares of common stock authorized but unissued, including approximately 175,995,192 shares of common stock issuable upon exchange of LLC Units that will be held by McKesson. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the LLC Agreement permits the Joint Venture, with the prior written consent of both the McK Members and Change Healthcare Inc., to issue an unlimited number of additional limited liability company interests of the Joint Venture with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our common stock. Additionally, there are an aggregate of 25,000,000 shares of common stock reserved for issuance under our Omnibus Incentive Plan, 19,114,543 shares of common stock reserved for issuance under or that may otherwise vest pursuant to outstanding equity awards issued pursuant to our legacy 2009 equity incentive plan and an aggregate of 15,000,000 shares of common stock reserved for issuance under our ESPP. Any common stock that we issue, including under our Omnibus Incentive Plan, our legacy 2009 equity incentive plan, our ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Concurrently with this offering, we are offering 5,000,000 Units, plus an additional 750,000 Units if the underwriters in that offering exercise their option to purchase additional Units in full. Unless settled earlier as described below, each purchase contract that is a component of a Unit will settle automatically on the mandatory settlement date into between 3.2051 and 3.8461 shares of our common stock, subject to certain anti-dilution adjustments. The number of shares of common stock issuable upon settlement will be determined based on the average volume weighted average price per share of our common stock over the 20 consecutive trading day period beginning on and including the 21st scheduled trading day immediately preceding the mandatory settlement date in accordance with the purchase contract agreement. Assuming automatic settlement at the rate of shares of common stock per purchase contract assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts and the initial offering price of $13.00 per share of common stock, up to 19,230,500 shares of common stock (or up to 22,115,075 shares if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units) are issuable upon settlement of the purchase contracts that are a component of the Units being offered in the concurrent offering, subject to certain anti-dilution adjustments. At any time prior to the second scheduled trading day immediately preceding June 30, 2022, holders of the purchase contracts may elect to settle purchase contracts early and we will deliver shares of our common stock at the minimum settlement rate of shares of our common stock per purchase contract, subject to certain anti-dilution adjustments. If holders elect to settle any purchase contracts early in connection with a fundamental change, such purchase contracts will be settled at the fundamental change early settlement rate, which may be greater than the minimum settlement rate. See “Tangible Equity Units Offering.”

Any of these issuances may dilute your ownership interest in us and any of these events or the perception that these settlements and/or issuances could occur may have an adverse impact on the price of our common stock. See “Dilution.”

The Units may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the Units. For example, the market price of our common stock could become more volatile and could be depressed by:

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investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon settlement of the purchase contracts that are a component of the Units;

•	possible sales of our common stock by investors who view the Units as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the Units and our common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Sales or issuances of a substantial amount of shares of our common stock in the public market, particularly sales by our directors, executive officers and significant stockholders, including our pre-IPO owners, or the perception that these sales or issuances may occur, or the settlement of the purchase contracts, could cause the market price of our common stock to decline and may make it more difficult for investors to sell their common stock at a time and price that they deem appropriate.

The sale or issuance of substantial amounts of shares of our common stock or other securities convertible or exchangeable into shares of our common stock in the public market, or the settlement of the purchase contracts that are a component of the Units, or the perception that such sales or issuances could occur, could harm the prevailing market price of shares of our common stock. This could also impair our ability to raise additional capital through the sale of our equity securities. Future sales or issuances of our common stock or other equity-related securities could be dilutive to holders of our common stock and could adversely affect their voting and other rights and economic interests, including holders of any shares of common stock issued upon settlement of the purchase contracts. Holders of our common stock, including holders of any shares of common stock issued upon settlement of the purchase contracts, may also experience additional dilution upon future vesting events, equity issuances, exercise of options to purchase our common stock or the settlement of restricted stock units granted to our employees, executive officers and directors under our Omnibus Incentive Plan, our legacy 2009 equity incentive plan or our ESPP, as applicable. See “Dilution.”

Upon completion of this offering, we will have a total of 118,331,796 shares of our common stock outstanding, or 124,760,367 shares if the underwriters exercise in full their option to purchase additional shares of our common stock. We will also have outstanding 5,000,000 Units, or 5,750,000 Units if the underwriters in the concurrent offering exercise in full their option to purchase additional Units, which will settle into up to

19,230,500 shares of our common stock, or 22,115,075 shares if the underwriters in the concurrent offering exercise in full their option to purchase additional Units, issuable upon settlement of the purchase contracts that are a component of the Units, in each case, at the rate of 3.8461 shares of common stock per purchase contract, based on the initial public offering price of $13.00 per share of common stock, and assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts, subject to certain anti-dilution adjustments. See “Tangible Equity Units Offering.” All of the shares of our common stock sold in this offering, the Units sold in the concurrent offering and the shares of common stock issuable upon settlement of the Units will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.”

We anticipate that shares issued to McKesson’s stockholders in a Qualified McKesson Exit would generally be freely tradeable by non-affiliates. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. We, our directors and executive officers, our Sponsors and McKesson have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock (including shares issued upon exchange of LLC Units) or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or a portion of the shares subject to the lock-up agreements at any time and for any reason. As a result of the registration rights agreement, however, all of these shares of our common stock (including shares issued upon exchange of LLC Units) may be eligible for future sale without restriction, subject to applicable lock-up arrangements. Additionally, our pre-IPO owners have agreed to transfer or sell shares of common stock only during certain specified time periods following this offering, as provided by the LLC Agreement of the Joint Venture. See “Shares Eligible for Future Sale—Registration Rights,” “Certain Relationships and Related Person Transactions—Registration Rights Agreement” and “Certain Relationships and Related Person Transactions—LLC Agreement of the Joint Venture—Transfers of LLC Units.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsors will continue to be considered affiliates following the expiration of the lock-up period based on their expected share ownership and board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan, our legacy 2009 equity incentive plan and our ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 57,868,004 shares of our common stock.

As restrictions on resale end, including as a result of any early release of any such restrictions, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

Change Healthcare Inc.’s pre-IPO stockholders and board of directors have already approved the Merger that would occur in connection with a Qualified McKesson Exit, and the related Merger Agreement, and the pre-IPO owners who will continue to control Change Healthcare Inc. following this offering have entered into a voting agreement with McKesson. Accordingly, investors in this offering will not have the ability to prevent a Qualified McKesson Exit (including the related Merger) from occurring.

Following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a spin-off or split-off transaction that would result in the acquisition by Change Healthcare Inc. of all of McKesson’s LLC Units and the issuance by Change Healthcare Inc. to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock. Change Healthcare Inc.’s pre-IPO stockholders and board of directors have already approved the Merger that would occur in connection with a Qualified McKesson Exit, and the related Merger Agreement, and the pre-IPO owners who will continue to control Change Healthcare Inc. following this offering have entered into a voting agreement with McKesson which requires them to vote in favor of the Merger. Accordingly, investors in this offering will not have the ability to prevent a Qualified McKesson Exit (and the related Merger) from occurring.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

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would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

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prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•	provide for certain limitations on convening special stockholder meetings;

•

provide (i) that the board of directors is expressly authorized to make, alter, or repeal our bylaws and (ii) that, at any time the Sponsors beneficially own, in the aggregate, less than 30% in voting power of the stock entitled to vote generally in the election of directors, our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or could negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation will provide that notwithstanding anything otherwise to the contrary therein, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for specified class of disputes with the Company or the Company’s directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and domain names are our service marks or trademarks, for which we also own or have adequate rights to use. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

ORGANIZATIONAL STRUCTURE

Organizational Structure Following this Offering

Change Healthcare Inc. is a holding company that was formed in connection with the Transactions and does not own any material assets or have any operations other than through its interest in the Joint Venture. Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing, and financial activities requiring the consent of both members. As a result, Change Healthcare Inc. does not consolidate the financial position and results of the Joint Venture. Instead, Change Healthcare Inc. accounts for its investment in the Joint Venture under the equity method of accounting.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow McKesson to retain its equity ownership in the Joint Venture, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering, the Sponsors and management will, by contrast, hold their equity ownership in Change Healthcare Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of common stock. We believe that McKesson generally finds it advantageous, in periods prior to the Qualified McKesson Exit, to continue to hold its equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See “Risk Factors—Risks Related to Our Organizational Structure” for additional information about our organizational structure, including our tax receivable agreements.

The diagram below depicts our organizational structure immediately following this offering and the concurrent offering of the Units.

(1)

Immediately following this offering, our Sponsors, management and other pre-IPO owners will own 64% of our outstanding common stock (or 60% if the underwriters exercise in full their option to purchase additional shares of common stock) and public stockholders will own 36% of our outstanding common stock (or 40% if the underwriters exercise in full their option to purchase additional shares of common stock).
(2)

Immediately following this offering, McKesson and Change Healthcare Inc. will hold 60% and 40%, respectively, of the outstanding LLC Units of the Joint Venture (or 59% and 41%, respectively, if the underwriters exercise in full their option to purchase additional shares of common stock). Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing, and financial activities requiring the consent of both members.

(3)

Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a Qualified McKesson Exit. In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the LLC Agreement of the Joint Venture, please read “Certain Relationships and Related Person Transactions.”

(4)

Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units in the concurrent offering of the Units (including from any exercise by the underwriters in the concurrent offering of the Units of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into the Mirror Arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. See “—Offering Transactions.”

Incorporation of Change Healthcare Inc.

Change Healthcare Inc. was incorporated in Delaware on June 22, 2016 under the name HCIT Holdings, Inc. On October 26, 2018, we changed our name to Change Healthcare Inc. Change Healthcare Inc. is a holding company that was formed in connection with the Joint Venture and related transactions and does not own any material assets or have any operations other than through its interest in the Joint Venture. The certificate of incorporation of Change Healthcare Inc. authorizes three classes of stock, having the terms described in “Description of Capital Stock.”

Qualified McKesson Exit & Exchanges

Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a spin-off or split-off transaction (or a combination of the foregoing) that would result, among other things, in the acquisition by Change Healthcare Inc. of all of McKesson’s LLC Units and the issuance by Change Healthcare Inc. to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock (such transactions, a “Qualified McKesson Exit”). In connection with a Qualified McKesson Exit, McKesson would contribute the stock of McKesson subsidiaries that own all of McKesson’s interests in the Joint Venture to SpinCo, a Delaware corporation that is McKesson’s direct or indirect wholly-owned subsidiary, and then would either distribute stock of SpinCo to the stockholders of McKesson as a dividend in a spin-off, commence one or more exchange offers pursuant to which McKesson will exchange stock of SpinCo for stock of McKesson held by the stockholders of McKesson or consummate one or more exchanges of stock of SpinCo for debt securities of McKesson (or a combination of the foregoing). Immediately thereafter, SpinCo would merge with and into Change Healthcare Inc. (the “Merger”), pursuant to which the stockholders of SpinCo will be entitled to receive a number of shares of common stock of Change Healthcare Inc. equal to the number of LLC Units held by SpinCo at the effective time of the Merger. Following a Qualified McKesson Exit, Change Healthcare LLC is expected to become a consolidated subsidiary of Change Healthcare Inc. Change Healthcare Inc.’s stockholders and board of directors have already approved the Merger and the related Merger Agreement described herein.

McKesson would also enter into a customary Separation and Distribution Agreement with SpinCo (the “Separation and Distribution Agreement”) and other ancillary agreements prior to, and in connection with, a Qualified McKesson Exit. McKesson, SpinCo and Change Healthcare Inc. would also enter into a Tax Matters

Agreement, which would govern the rights, responsibilities and obligations of McKesson and SpinCo after the Qualified McKesson Exit with respect to tax liabilities and benefits (including indemnification provisions in favor of McKesson in the event certain transactions related to the Qualified McKesson Exit do not qualify for tax-free treatment), tax attributes, tax contests and other tax sharing regarding U.S. federal, state and local, and non-U.S., taxes, other tax matters and related tax returns.

In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the LLC Agreement of the Joint Venture, please read “Certain Relationships and Related Person Transactions.”

The diagram below depicts what our organizational structure would be immediately following a Qualified McKesson Exit if McKesson were to conduct a spin-off or split-off transaction of all of McKesson’s LLC Units immediately following this offering and the concurrent offering of the Units. There is no assurance that McKesson will pursue a Qualified McKesson Exit.

(1)

In the event that a Qualified McKesson Exit were to occur immediately following this offering, our Sponsors, management and other pre-IPO owners would own 26% of our outstanding common stock (or 25% if the underwriters exercise in full their option to purchase additional shares of common stock) and public stockholders (including the securityholders of McKesson who receive shares of our common stock in connection with the Qualified McKesson Exit) will own 74% of our outstanding common stock (or 75% if the underwriters exercise in full their option to purchase additional shares of common stock).

Offering Transactions

At the time of the consummation of this offering, Change Healthcare Inc. intends to consummate the purchase, for cash, of newly issued LLC Units from the Joint Venture at a purchase price per unit equal to the initial public offering price per share of common stock in this offering net of underwriting discounts. Change Healthcare Inc. will purchase from the Joint Venture 42,857,142 newly issued LLC Units for an aggregate of $529 million (or 49,285,713 newly issued LLC Units for an aggregate of $609 million if the underwriters exercise in full their option to purchase additional shares of common stock). The issuance and sale of such newly issued LLC Units by the Joint Venture to Change Healthcare Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in the Joint Venture. See “Principal Stockholders” for more information regarding the proceeds from this offering that will be paid to our directors and named executive officers. Accordingly, following this offering Change Healthcare Inc. will hold a number of LLC Units that is equal to the number of shares of common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of common stock representing (albeit indirectly) the same percentage equity interest in the Joint Venture as a single LLC Unit.

At the time of the consummation of the concurrent offering of the Units, Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units in the concurrent offering of the Units (including from any exercise by the underwriters in the concurrent offering of the Units of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into the Mirror Arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. More specifically, Change Healthcare Inc. will lend a portion of the net proceeds from the sale of the Units to the Joint Venture on terms designed to materially mirror those of the amortizing notes, including with respect to installment payments, redemption and settlement. In addition, the Joint Venture will provide Change Healthcare Inc. with the right to acquire additional LLC Units in the future on terms designed to materially mirror those of the prepaid purchase contracts, including with respect to settlement rates and certain anti-dilution adjustments.

We refer to the foregoing transactions, including this offering and the concurrent offering of the Units, as the “Offering Transactions.”

As a result of the transactions described above:

•

the investors in this offering will collectively own 42,857,142 shares of our common stock (or 49,285,713 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock), our pre-IPO owners will own 75,474,654 shares of our common stock, and Change Healthcare Inc. will hold 118,331,796 LLC Units (or 124,760,367 LLC Units if the underwriters exercise in full their option to purchase additional shares of common stock);

•	McKesson will hold 175,995,192 LLC Units (60% of the outstanding LLC Units (or 59% if the underwriters exercise in full their option to purchase additional shares of common stock));

•

the investors in this offering will collectively have 36% of the voting power in Change Healthcare Inc. (or 40% if the underwriters exercise in full their option to purchase additional shares of common stock); and

•

we will have outstanding 5,000,000 Units (or 5,750,000 Units if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units), which will settle into up to 19,230,500 shares of our common stock (or up to 22,115,075 shares if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units), issuable upon settlement of the purchase contracts that are a component of the Units being offered in the concurrent offering of the Units, in each case, at the rate of 3.8461 shares of common stock per purchase contract, based on the initial public offering price of $13.00 per share of common stock, and assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts, subject to certain anti-dilution adjustments.

USE OF PROCEEDS

We estimate that the net proceeds to Change Healthcare Inc. from this offering at an initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions, will be approximately $529 million (or $609 million if the underwriters exercise in full their option to purchase additional shares of common stock). The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses payable by it in this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $7.5 million.

We estimate that the net proceeds to Change Healthcare Inc. from the concurrent offering of the Units, if completed, after deducting underwriting discounts and commissions, will be approximately $243 million (or $279 million if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units). The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses of the concurrent offering of the Units payable by it. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $2.5 million.

Change Healthcare Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of common stock) to purchase a number of newly issued LLC Units from the Joint Venture that is equivalent to the number of shares of common stock that we offer and sell in this offering. Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units in the concurrent offering of the Units (including from any exercise by the underwriters in the concurrent offering of the Units of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into the Mirror Arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. See “Organizational Structure—Offering Transactions.” The Joint Venture, in turn, expects to use the proceeds from (i) this offering, together with cash on hand, to repay outstanding indebtedness under our senior secured term loan facility totaling approximately $529 million in aggregate principal amount (or $609 million in aggregate principal amount if the underwriters exercise in full their option to purchase additional shares of common stock) at the initial public offering price of $13.00 per share and (ii) the concurrent offering of the Units, if completed, together with cash on hand, to repay outstanding indebtedness under our senior secured term loan facility totaling approximately $243 million in aggregate principal amount (or $279 million in aggregate principal amount if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units), and for offering expenses. The Term Loan Facility and Revolving Credit Facility provided for by the Senior Secured Credit Facilities mature on March 1, 2024 and March 1, 2022, respectively. Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at our option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (which may be subject, solely in the case of the Term Loan Facility, to a floor of 1.00% per annum and, solely in the case of the Revolving Credit Facility, to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as publicly announced by the administrative agent as its prime rate, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (which may be subject, solely in the case of the Term Loan Facility, to a floor of 2.00% per annum), in each case, plus an applicable margin. See “Description of Certain Indebtedness.” The net proceeds from borrowings under the Senior Secured Credit Facilities were used, together with the net proceeds of the Senior Notes, to refinance certain existing indebtedness of Legacy CHC and to pay fees and expenses incurred in connection with the Transactions.

DIVIDEND POLICY

The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including the Joint Venture) to us, and such other factors as our board of directors may deem relevant.

Change Healthcare Inc. is a holding company and has no material assets other than its ownership of LLC Units in the Joint Venture. As a result, Change Healthcare Inc. will not be able to pay any dividend unless the Joint Venture makes a distribution to its members in an amount sufficient to cover the dividend declared by Change Healthcare Inc. If the Joint Venture makes such distributions to Change Healthcare Inc., McKesson will be entitled to participate ratably in such distributions.

The agreements governing our Senior Secured Credit Facilities and Senior Notes contain a number of covenants that restrict, subject to certain exceptions, the Joint Venture’s ability to pay dividends to us. See “Description of Certain Indebtedness.”

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, the Joint Venture is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the Joint Venture (with certain exceptions) exceed the fair value of its assets. Subsidiaries of the Joint Venture are generally subject to similar legal limitations on their ability to make distributions to the Joint Venture.

In connection with the Transactions, the Joint Venture made distributions to our pre-IPO owners and certain participants in the Legacy CHC Amended and Restated 2009 Equity Incentive Plan totaling approximately $3.1 billion. For the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, the Joint Venture made no other distributions. Under the terms of the LLC Agreement, the Joint Venture is required to periodically advance to its members amounts necessary to fund their respective tax obligations on an interim basis. See “Certain Relationships and Related Person Transactions” for additional information.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of Change Healthcare Inc. and Change Healthcare LLC as of March 31, 2019:

•	on a historical basis; and

•	on an as adjusted basis giving effect to:

•

the sale by Change Healthcare Inc. of 42,857,142 shares of common stock in this offering at the initial public offering price of $13.00 per share, and the concurrent issuance of 5,000,000 Units, in each case after deducting underwriting discounts, commissions and estimated offering expenses; and

•

the application of the net proceeds from this offering and the concurrent offering of the Units as described under “Use of Proceeds” as if this offering and the concurrent offering of the Units and the application of the net proceeds of this offering and the concurrent offering of the Units had occurred on March 31, 2019.

Cash and cash equivalents are not components of our total capitalization. You should read these tables together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus. Because the closing of this offering is not contingent upon the completion of the concurrent offering of the Units, you should not assume that the concurrent offering of the Units, including its component parts of the purchase contracts and the amortizing notes, as reflected in the applicable column below, will take place.

Capitalization of Change Healthcare Inc.
	As of March 31, 2019
	Actual	As Adjusted(1)
	(In thousands)
Cash and cash equivalents	$3,409	$3,409

Amortizing notes that are components of the Units(2)	$—	$40,500

Common Stock (par value, $0.001), 2,000,000 shares authorized and 597,112 shares issued and outstanding, actual; and 9,000,000,000 shares authorized and 118,331,796 shares issued and outstanding, as adjusted(1)(3)	$1	$118
Class X common stock (par value, $0.001), 1 share authorized and zero shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital – purchase contracts(3)(4)	—	202,000
Additional paid-in capital – other(1)	1,153,583	1,682,752

Additional paid-in capital	1,153,583	1,884,752
Accumulated other comprehensive income (loss)	(3,256)	(3,256)
Retained earnings (deficit)	(17,841)	(17,841)

Total stockholders’ equity	1,132,487	1,863,773

Total capitalization	$1,132,487	$1,904,273

Capitalization of Change Healthcare LLC
	As of March 31, 2019
	Actual	As Adjusted(1)
	(In thousands)
Cash and cash equivalents(5)	$47,718	$41,157

Term Loan Facility(1)	4,804,905	4,033,119
Senior Notes	979,905	979,905
Amortizing debt payable to Change Healthcare Inc.(6)	—	40,500
Other	5,129	5,129

Total debt	5,789,939	5,058,653

Members’ deficit(7)	(904,786)	(193,820)
Total capitalization	$4,885,153	$4,864,833

(1)

If the underwriters exercise in full their option to purchase additional shares of common stock, (i) the as adjusted amount of each of total stockholders’ equity and total capitalization of Change Healthcare Inc. would increase by approximately $79 million, after deducting underwriting discounts and commissions, and Change Healthcare Inc. would have 124,760,367 shares of common stock issued and outstanding, as adjusted and (ii) the as adjusted amount of the Term Loan Facility would decrease by approximately $79 million and total members’ equity of Change Healthcare LLC would increase by approximately $79 million.

(2)

Each Unit will include an amortizing note, as described in “Tangible Equity Units Offering.” The amortizing note component of the Units represents the present value of the installment payments due under the amortizing note with the total principal and interest components of the installment payment equal to 6% of the $50.00 stated amount of the Units per annum.

(3)

Each Unit will include a purchase contract, as described in “Tangible Equity Units Offering.” Share numbers and amounts do not reflect shares of our common stock issuable upon settlement of the purchase contracts.

(4)

We will account for the purchase contracts that are components of the Units as equity and will record the $202 million initial fair value of these purchase contracts, net of the related underwriting discounts and commissions allocated to the purchase contracts, as additional paid-in capital. The exact amount of the initial fair value of these purchase contracts will not be determined until our determination of the final offering expenses related thereto. The value assigned to the purchase contract component represents the difference in the stated value of the Units and the amount assigned to the amortizing note component.

(5)

As adjusted amount reflects a decrease in cash and cash equivalents attributable to the portion of our total estimated offering expenses of approximately $10 million that had not yet been paid as of March 31, 2019.

(6)

Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units (including from any exercise by the underwriters of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into the Mirror Arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. We will account for this as an investment in a purchase contract and an investment in an amortizing note. See “Unaudited Pro Forma Condensed Financial Information.”

(7)

Members’ Deficit, as adjusted, represents the historical members’ deficit of the Joint Venture at March 31, 2019 as adjusted for the application by Change Healthcare Inc. of the net proceeds of the common stock offering and the offering of Units, transaction expenses and other non-recurring charges that are directly related to the common stock offering and the offering of Units, as described further in notes 2(a), (d), (e) and (f) in “Unaudited Pro Forma Condensed Financial Information—Notes to Unaudited Pro Forma Financial Statements.”

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after the Offering Transactions. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value per share attributable to the common stock held by our pre-IPO owners.

Our net tangible book value as of March 31, 2019 was approximately $1,132.5 million, or $4.50 per share of common stock. Net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding, after giving effect to the 126.4-for-1 forward stock split to be effected prior to the consummation of this offering and assuming that McKesson exchanged its LLC Units for newly issued shares of common stock on a one-for-one basis.

After giving effect to (i) the sale by us of the shares of common stock in this offering at an initial public offering price of $13.00 per share and the concurrent issuance of 5,000,000 Tangible Equity Units, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from both offerings as set forth under “Use of Proceeds,” our pro forma net tangible book value as of March 31, 2019 would have been $1,863.8 million, or $6.33 per share of common stock. This represents an immediate increase in net tangible book value of $1.83 per share of common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $6.67 per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock in this offering:

Initial public offering price per share of common stock		$13.00
Pro forma net tangible book value per share of common stock as of March 31, 2019	$4.50
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering	$1.83

Pro forma net tangible book value per share of common stock after this offering		$6.33

Dilution in pro forma net tangible book value per share of common stock to investors in this offering		$6.67

Because McKesson does not own any common stock or other economic interests in Change Healthcare Inc., we have presented dilution in pro forma net tangible book value per share of common stock to investors in this offering assuming that McKesson exchanged its LLC Units for newly issued shares of common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

The closing of this offering of common stock is not conditioned upon the closing of the concurrent offering of the Units, but the closing of the concurrent offering of the Units is conditioned upon the closing of this offering. On a basis which only gives effect to this offering of common stock and the application of the net proceeds therefrom as set forth under “Use of Proceeds,” the dilution in pro forma net tangible book value per share of common stock to investors in this offering would have been $7.35.

The following table summarizes, on the same pro forma basis as of March 31, 2019, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share of common stock paid by our pre-IPO owners and by new investors purchasing shares of common stock in this offering, assuming that McKesson exchanged its LLC Units for newly issued shares of our common stock on a one-for-one basis.

	Shares of common stock Purchased		Total Consideration		Average Price Per Share of common stock
	Number	Percent	Amount	Percent
			(In thousands)
Pre-IPO owners	251,469,846	85%	$3,972,191	88%	$15.80
Investors in this offering	42,857,142	15%	$557,143	12%	$13.00

Total	294,326,988	100%	$4,529,334	100%

If the underwriters’ option to purchase additional shares of common stock in this offering is exercised in full, the number of shares held by new investors will be increased to 49,285,713, or approximately 16% of the total number of shares of common stock, assuming that McKesson exchanged its LLC Units for newly issued shares of our common stock on a one-for-one basis.

The shares of common stock issuable upon settlement of the purchase contracts that are a component of the Units offered in the concurrent offering will not be outstanding at the time the concurrent offering is consummated and accordingly they are not reflected in the dilution disclosure above.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The unaudited pro forma condensed balance sheet of Change Healthcare Inc. at March 31, 2019 gives effect to the following transactions as if they had occurred on March 31, 2019:

•

The issuance and sale by Change Healthcare Inc. of the shares of common stock in the common stock offering at the initial public offering price of $13.00 per share and the application of the net proceeds of the common stock offering by Change Healthcare Inc. to purchase an equivalent number of newly issued LLC Units from the Joint Venture;

•

The concurrent issuance and sale by Change Healthcare Inc. of 5,000,000 Tangible Equity Units and the application of the net proceeds of the concurrent offering to purchase interests in the Joint Venture with economic terms that materially mirror those of the Tangible Equity Units; and

•	A 126.4-for-1 forward stock split to be effected prior to the consummation of the common stock offering.

The unaudited pro forma condensed statement of operations of Change Healthcare Inc. for the year ended March 31, 2019 gives effect to the following:

•

As the proceeds of the issuance of common stock will be used by Change Healthcare Inc. to acquire additional LLC Units in the Joint Venture, Change Healthcare Inc.’s percentage ownership in the Joint Venture will increase. The effect of this increased ownership (and its effect on amortizable basis differences in the Joint Venture) is reflected as if it occurred on April 1, 2018;

•	Interest expense associated with the amortizing note portion of the Tangible Equity Units as if they had been issued on April 1, 2018; and

•

Interest income associated with the amortizing note portion of the mirror interests in the Joint Venture acquired by Change Healthcare Inc. with the proceeds of the offering of Tangible Equity Units as if they had been purchased from the Joint Venture on April 1, 2018.

The unaudited pro forma condensed balance sheet of Change Healthcare LLC at March 31, 2019 gives effect to the following transactions as if they had occurred on March 31, 2019:

•	The issuance by the Joint Venture of newly issued LLC Units to Change Healthcare Inc. in exchange for the contribution by Change Healthcare Inc. of the net proceeds of the common stock offering;

•

The issuance by the Joint Venture to Change Healthcare Inc. of interests in the Joint Venture with economic terms that materially mirror those of the Tangible Equity Units in exchange for the contribution by Change Healthcare Inc. of the net proceeds of the offering of Tangible Equity Units; and

•

The application by the Joint Venture of the proceeds contributed by Change Healthcare Inc. from the common stock offering and the offering of Tangible Equity Units to repay of a portion of the Joint Venture’s debt facility.

The unaudited pro forma condensed statement of operations of Change Healthcare LLC for the year ended March 31, 2019 gives effect to the following:

•	The effect on interest expense as if the repayment of a portion of the Joint Venture’s debt facility had occurred on April 1, 2018; and

•	Interest expense associated with the amortizing note portion of the mirror interests issued by the Joint Venture to Change Healthcare Inc. as if such debt had been incurred on April 1, 2018.

The unaudited pro forma financial information has been prepared by our management and is based on the historical financial statements of Change Healthcare Inc. and the Joint Venture and the assumptions and adjustments described herein and in the notes to the unaudited pro forma financial information. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

The historical financial information of Change Healthcare Inc. and Change Healthcare LLC have each been derived from the Change Healthcare Inc. and Change Healthcare LLC audited financial statements and accompanying notes included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The actual adjustments will be made as of the closing date of the common stock offering and may differ from those reflected in the unaudited pro forma condensed financial information presented below. Such differences may be material. The unaudited pro forma condensed financial information is for illustrative purposes only and does not purport to represent what the results of operations or financial position would actually be if the relevant transactions had occurred at on the dates indicated, nor does such data purport to project the results of operations for any future period or as of any future date.

The information in the following tables should be read in conjunction with “Use of Proceeds,” “Capitalization,” Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes of Change Healthcare LLC and historical financial statements and related notes of Change Healthcare Inc. included elsewhere in this prospectus.

CHANGE HEALTHCARE INC.

UNAUDITED PRO FORMA BALANCE SHEET

AS OF MARCH 31, 2019

(amounts in thousands)

	Historical Change Healthcare Inc.	Pro Forma Adjustments	Notes(1)	Pro Forma Change Healthcare Inc.
Assets
Current assets:
		$771,786	(a)
Cash	$3,409	(771,786)	(b)	$3,409
Due from the Joint Venture	373	—		373
Income tax receivable	1,781	—		1,781

Total current assets	5,563	—		5,563
Dividend receivable	81,624	—		81,264
Investment in amortizing notes	—	40,500	(b)	40,500
Investment in purchase contract	—	202,000	(b)	202,000

Investment in the Joint Venture	1,211,996	529,286	(b)	1,741,282

Total assets	$1,298,823	$771,786		$2,070,609

Liabilities and equity
Current liabilities:
Accrued expenses	$176	$—		$176
Due to the Joint Venture	6,167	—		6,167
Current maturities of long-term debt	—	13,500	(a)	13,500

Total current liabilities	6,343	13,500		19,843
Long-term debt	—	27,000	(a)	27,000
Deferred income tax liabilities	159,993	—		159,993
Commitments and contingencies
Equity:
		43	(a)
Common stock	1	74	(c)	118
Class X common stock	—	—		—
		(74)	(c)
Additional paid in capital	1,153,583	731,243	(a)	1,884,752
Accumulated other comprehensive income (loss)	(3,256)	—		(3,256)
Retained earnings (deficit)	(17,841)	—		(17,841)

Total stockholders’ equity	1,132,487	731,286		1,863,773

Total liabilities and stockholders’ equity	$1,298,823	$771,786		$2,070,609

CHANGE HEALTHCARE LLC

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2019

(amounts in thousands)

	Historical Change Healthcare LLC	Pro Forma Adjustments		Notes(2)	Pro Forma Change Healthcare LLC
Assets
Current assets:
Cash and cash equivalents	$47,718	$771,786 (771,786 (6,561	) )	(a) (c) (f)	$41,157
Restricted cash	1,176	—			1,176
Accounts receivable, net of allowance for doubtful accounts	759,502	—			759,502
Prepaid expenses and other current assets	172,067	—			172,067

Total current assets	980,463	(6,561)			973,902
Property and equipment, net	197,263	—			197,263
Goodwill	3,284,266	—			3,284,266
Intangible assets, net	1,320,161	—			1,320,161
Other noncurrent assets, net	421,985	(3,439)		(d)	418,546

Total assets	$6,204,138	$(10,000)			$6,194,138

Liabilities and members’ deficit
Current liabilities:
Drafts and accounts payable	$98,550	$—			$98,550
Accrued expenses	316,179	10,320		(e)	326,499
Deferred revenues	437,636	—			437,636
Due to related party, net	34,629	—			34,629
Current portion of long-term debt	2,789	13,500		(b)	16,289

Total current liabilities	889,783	23,820			913,603
Long-term debt excluding current portion	5,787,150	27,000 (771,786)		(b) (c)	5,042,364
Deferred income tax liabilities	106,099	—			106,099
Tax receivable agreement obligations due to related parties	212,698	—			212,698
Other long-term liabilities	113,194	—			113,194
Commitments and contingencies
Equity:
Members’ deficit	(904,786)	731,286 (3,439 (10,320 (6,561	) ) )	(a) (d) (e) (f)	(193,820)

Total liabilities and members’ deficit	$6,204,138	$(10,000)			$6,194,138

CHANGE HEALTHCARE INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED MARCH 31, 2019

(amounts in thousands, except per share amounts)

	Historical Change Healthcare Inc.	Pro Forma Adjustments	Notes(3)		Pro Forma Change Healthcare Inc.
Total revenue	$—	$—			$—
Operating expenses:
General and administrative	1,159	—			1,159

Total operating expenses	1,159	—			1,159

Operating income (loss)	(1,159)	—			(1,159)
Non-operating (income) expense
		11,330	(a	)
Loss from Equity Method Investment in the Joint Venture	70,487	(37,992)	(b	)	43,825
Interest income	—	(2,228)	(c	)	(2,228)
Interest expense	—	2,228	(d	)	2,228
(Gain) Loss on Sale of Interests in Change Healthcare LLC	(661)	—			(661)
Management fee income	(378)	—			(378)

Income (loss) before income tax provision (benefit)	(70,607)	26,662			(43,945)
Income tax provision (benefit)	(18,595)	6,775	(e	)	(11,820)

Net income (loss)	$(52,012)	$19,887			$(32,125)

Net income (loss) per share:
Basic	$(87.06)		(f	)	(0.2	4)
Diluted	$(87.06)		(f	)	(0.2	4)

Weighted average common shares and equivalents:
Basic	597,414		(f	)	134,395,747
Diluted	597,414		(f	)	134,395,747

CHANGE HEALTHCARE LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED MARCH 31, 2019

(amounts in thousands)

	Historical Change Healthcare LLC	Pro Forma Adjustments	Notes(4)	Pro Forma Consolidated
Revenue
Solutions revenue	$3,043,111	$—		$3,043,111
Postage revenue	238,618	—		238,618

Total revenue	3,281,729	—		3,281,729
Operating expenses:
Cost of operations (exclusive of depreciation and amortization below)	1,354,655	—		1,354,655
Research and development	202,241	—		202,241
Sales, marketing, general and administrative	821,082	(10,488)	(a)	810,594
Customer postage	238,618	—		238,618
Depreciation and amortization	278,020	—		278,020
Accretion and changes in estimate with related parties, net	19,329	—		19,329
Gain on Sale of the Extended Care Business	(111,435)	—		(111,435)
Impairment of long-lived assets and other exit related costs	675	—		675

Total operating expenses	2,803,185	(10,488)		2,792,697

Operating income (loss)	478,544	10,488		489,032
		(49,246)	(b)
Interest expense, net	325,431	2,228	(c)	278,413
Contingent consideration	(809)	—		(809)
Other, net	(18,267)	—		(18,267)

Income (loss) before income tax provision (benefit)	172,189	57,506		229,695
Income tax provision (benefit)	(4,481)	7,790	(d)	3,309

Net income (loss)	$176,670	$49,716		$226,386

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(In thousands)

Pro Forma Adjustments

(1)	Reflects offering adjustments as follows:

a.	Reflects the receipt of the net proceeds of the common stock offering and the offering of Tangible Equity Units as follows:

	Tangible Equity Units	Common Stock	Total
Gross Proceeds	$250,000	$557,143	$807,143
Fees and expenses	(7,500)	(27,857)	(35,357)

Net Proceeds	$242,500	$529,286	$771,786

Current maturities of long-term debt	13,500	—	13,500
Long-term debt	27,000	—	27,000
Par Value ($.001 per share)	—	43	43
Additional Paid in Capital	202,000	529,243	731,243

Total	$242,500	$529,286	$771,786

Amounts in the table above are based on the initial public offering price of $13.00 per share of common stock, after deducting underwriting discounts and commissions and estimated offering expenses, for the common stock, and a stated value of $50.00 per Tangible Equity Unit, for the Tangible Equity Units. In the event the underwriters were to exercise in full their option to purchase an additional 6,428,571 shares and 750,000 Tangible Equity Units, respectively, the Company would expect to receive $116 million of additional proceeds, net of underwriting discounts and commissions and estimated offering expenses.

Net proceed amounts are allocable to the common stock, additional paid in capital, current portion of long-term debt and long-term debt. With respect to the common stock, the net proceeds are allocated to common stock based on the $0.001 par value per share with the residual allocable to additional paid in capital.

With respect to the Tangible Equity Units, the net proceeds are allocated based on a method which approximates the respective fair values of each of the amortizing note and purchase contract components. The amortizing note component of the Tangible Equity Units represents the present value of the installment payments due under the amortizing note, calculated with the total principal and interest components of the installment payment equal to 6% of the $50.00 stated amount of the Tangible Equity Units per annum. The value assigned to the purchase contract component represents the difference in the stated value of the Tangible Equity Units and the amount assigned to the amortizing note component.

As a result of fees and expenses incurred in connection with the amortizing note component being classified as a reduction of its carrying value, the resulting discount is expected to be accreted to the face amount of the amortizing note component using the interest method.

b.

Reflects the contribution of the net proceeds of the common stock offering to the Joint Venture in exchange for a number of newly issued LLC Units of the Joint Venture equal to the number of shares of common stock of Change Healthcare Inc. issued in the common stock offering. Also reflects the investment by Change Healthcare Inc. in the Joint Venture of the net proceeds from the offering of the Tangible Equity Units. We will account for this as an investment in a purchase contract and an investment in an amortizing note. The purchase contract component represents an equity instrument which is subject to periodic remeasurement to its fair value with the changes in the fair value reflected within earnings. The amortizing note component represents an investment in an available for sale security for which the instrument is subject to periodic fair value remeasurement with changes in that value reflected in other comprehensive income.

c.	Reflects a 126.4-for-1 forward stock split to be effected prior to the consummation of the common stock offering.

(2)	Reflects offering adjustments as follows:

a.	Reflects the receipt of the contribution of the net proceeds of the common stock offering and the offering of Tangible Equity Units from Change Healthcare Inc. as follows:

	Tangible Equity Units	Common Stock	Total
Gross Proceeds	$250,000	$557,143	$807,143
Fees and expenses	(7,500)	(27,857)	(35,357)

Net Proceeds	$242,500	$529,286	$771,786

Current maturities of long-term debt	13,500	—	13,500
Long-term debt	27,000	—	27,000
Members’ Deficit	202,000	529,286	731,286

Total	$242,500	$529,286	$771,786

b.

Reflects amortizing debt payable to Change Healthcare Inc. as a result of the investment by Change Healthcare Inc. in the Joint Venture of the net proceeds from the offering of Tangible Equity Units as described in Note 1(b) above.

c.	Reflects the repayment of a portion of the Joint Venture’s Term Loan Facility. Such repayments may occur at any time without prepayment penalty.

d.	Reflects the reclassification of previously deferred offering costs that are directly attributable to the Offering Transactions to member’s deficit.

e.

Reflects the final management and advisory fees payable to McKesson and our Sponsors under the management services agreement that will terminate upon consummation of the common stock offering. The final management and advisory fee will accrue and be payable with respect to the entire fiscal year in which the termination occurs.

f.

Reflects incremental costs associated with the common stock offering and the offering of the Tangible Equity Units that have been incurred since March 31, 2019 that are assumed to be paid out of cash on hand rather than the net proceeds of the common stock offering and the offering of Tangible Equity Units.

(3)	Reflects offering adjustments as follows:

a.

Reflects the effect on loss from equity method investment in the Joint Venture of Change Healthcare Inc.’s purchase of additional LLC Units. This purchase of additional LLC Units results in an additional difference in the cost of Change Healthcare Inc.’s investment in the Joint Venture and the amount of the underlying equity in the Joint Venture (i.e., “basis difference”). In accordance with GAAP, such basis differences must be accounted for as if the investee were a consolidated subsidiary. As a result, Change Healthcare Inc. will be required to prepare a valuation of the Joint Venture’s assets and liabilities as of the purchase date and perform an allocation of the purchase price among the underlying assets and liabilities of the Joint Venture as if Change Healthcare Inc. had gained control of the Joint Venture. The below table presents the pro forma effect on the loss from equity method investment in the Joint Venture of such a hypothetical purchase price allocation, based on a preliminary valuation that is based on the initial public offering price ($13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses), and includes assumptions with respect to projected financial information, discount rates, royalty rates and other estimates and assumptions. While management has reflected its best estimate of the fair value of the underlying assets and liabilities of the Joint Venture, pending consummation of the common stock offering and completion of its final valuation of such assets and liabilities, Change Healthcare Inc. can provide no assurance that the below hypothetical purchase price will not differ materially from the final purchase price allocation.

	Joint Venture’s Basis at March 31, 2018	Pro Forma Fair Value	Change in Basis	Pro Forma % Interest Acquired	Pro Forma Change in Basis	Amortization Period (in months)	Pro Forma Basis Amortization
Property and equipment	167,500	$193,745	$26,245	10.2%	$2,675	84	$382
Capitalized software	215,442	—	(215,442)	10.2%	(21,955)	84	(3,136)
Customer relationships	1,381,193	3,954,000	2,572,807	10.2%	262,189	120	26,219
Technology-based intangible assets	49,638	1,223,000	1,173,362	10.2%	119,575	84	17,082
Tradename	17,078	152,000	134,922	10.2%	13,750	240	688
Deferred revenue	517,959	256,572	(261,387)	10.2%	(26,637)	12	(26,637)
Tax receivable agreement obligations	248,166	201,410	(46,756)	10.2%	(4,765)	180	(318)
Long-term debt	5,918,487	5,223,709	(694,778)	10.2%	(70,803)	N/A	(1,397)

Impact of Change in Ownership of Basis Differences							12,883
Tax Effects of Basis Differences							(1,553)

Pro Forma Adjustment							$11,330

(i) Amounts reflect only assets and liabilities for which Change Healthcare Inc. expects basis differences to result from the Offering Transactions. The amounts, as presented, include both current and long-term portions of the affected assets and liabilities.

(ii)  Fair value of capitalized software is reflected in the Technology-based intangible assets caption as such assets are not expected to be subject to separation valuation.

b.

In connection with the common stock offering, Change Healthcare Inc. expects to contribute the net proceeds of the common stock offering to the Joint Venture in exchange for additional membership units of the Joint Venture. More specifically, Change Healthcare Inc. intends to use all of the net proceeds from the common stock offering to purchase a number of newly issued LLC Units from the Joint Venture that is equivalent to the number of shares of common stock that Change Healthcare Inc. offers and sells in the common stock offering. As a result, Change Healthcare Inc. will hold 40% of the outstanding LLC Units of the Joint Venture immediately following the common stock offering, based on the 251,469,846 LLC Units of the Joint Venture that are outstanding immediately prior to the common stock offering, of which Change Healthcare Inc. owns 75,474,654 immediately prior to the common stock offering, and giving effect to Change Healthcare Inc. using all of the net proceeds of the common stock offering to purchase 42,857,142 newly issued LLC Units from the Joint Venture. As a result of this expected increase in its ownership interests of the Joint Venture, Change Healthcare Inc. will be required to recognize a greater proportion of the earnings or loss of the Joint Venture within its own statement of operations. The following table calculates the pro forma effect of the change in Change Healthcare Inc.’s expected ownership interest on its equity in earnings of the Joint Venture assuming Change Healthcare Inc. acquires a number of membership units of the Joint Venture equivalent to the number of shares of common stock issued by Change Healthcare Inc. in connection with the common stock offering.

Year Ended March 31, 2019
Historical Net Income (Loss) of the Joint Venture	$176,670
Pro Forma Net Income (Loss) of the Joint Venture	226,386

Joint Venture Pro Forma Net Income (Loss) Adjustments	$49,716
Pro Forma Percentage of Membership Units Held by Change Healthcare Inc.	40.20%
Historical Percentage of Membership Units Held by Change Healthcare Inc.	30.01%

Difference	10.19%
Incremental Income from Equity Method Investment in the Joint Venture attributable to historical net income (loss) of the Joint Venture	$(18,004)
Incremental Income from Equity Method Investment in the Joint Venture attributable to pro forma adjustments to net income (loss) of the Joint Venture	(19,988)

Pro Forma Adjustment	$(37,992)

c.	Reflects interest income received from the Joint Venture related to the investment in amortizing notes assuming a 5.50% interest rate.

d.	Reflects incremental interest expense associated with the issuance of the amortizing notes assuming a 5.50% interest rate.

e.	Reflects an adjustment to income taxes due to the pro forma adjustments referred to in Notes (a) through (d) above assuming a statutory federal tax rate of 21% and a blended state tax rate of 4.4%.

f.	The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share:

Year Ended March 31, 2019
Basic net income per share:
Numerator:
Pro Forma Net income (loss)	$(32,125)
Denominator:
Weighted average common shares outstanding	75,513,105
Shares of stock issued in the common stock offering	42,857,142
Pro Forma minimum shares issuable under purchase contracts	16,025,500

Pro Forma shares used in computing basic earnings per share	134,395,747

Basic net income (loss) per share	$(0.24)

Diluted net income per share:
Numerator:
Pro Forma Net income (loss)	$(32,125)
Denominator:
Number of shares used in basic computation	134,395,747
Weighted average effect of dilutive securities
Add:
Replacement Time-Vesting Options	—
Replacement Restricted Share Units	—
RSUs	—
Purchase contracts	—

Pro Forma shares used in computing diluted earnings per share	134,395,747

Diluted net income (loss) per share	$(0.24)

Pro forma basic and diluted shares used in computing net income (loss) per share give effect to a 126.4-for-1 forward stock split to be effected prior to the consummation of the common stock offering.

The shares issuable upon settlement of the purchase contracts component of Units are included in the denominator of weighted average shares outstanding to the extent that all contingencies other than passage of time have been satisfied. As a result, basic earnings per share in the above calculations reflects these purchase contracts as outstanding based on the minimum settlement rate. To the extent any additional shares would be issuable in the event the purchase contracts were deemed settled at the above dates based on the stock prices in effect at that time, such shares would be included in the calculation of diluted earnings per share.

(4)	Reflects offering adjustments as follows:

a.

Reflects an adjustment to reverse historical management and advisory fees paid to McKesson and the Sponsors pursuant to a management services agreement that will terminate upon consummation of the common stock offering. No adjustment has been made to reflect the final management and advisory fee, which will accrue and be payable with respect to the entire fiscal year in which the termination occurs, currently estimated to be $10.3 million, as such amount will not have a continuing impact on the Joint Venture’s results of operations following the transactions.

b.	Reflects the effect on interest expense of the repayment of a portion of Change Healthcare LLC’s Term Loan Facility. Such amount assumes a 5% interest rate.

c.

Reflects incremental interest expense associated with the amortizing debt payable to Change Healthcare Inc. as a result of the investment by Change Healthcare Inc. in the Joint Venture of the net proceeds from the sale of the Units as described in Note 1(b) above. Such amount reflects a 5.5% interest rate.

d.

Reflects an adjustment to income taxes due to the pro forma adjustment referred to in Notes (a) through (c) above. The Joint Venture is treated as a partnership for income tax purposes and is therefore not subject to U.S. federal income taxes and most state and local income taxes. Change Healthcare Performance, Inc. and Change Healthcare Practice Management Solutions, Inc., both wholly-owned subsidiaries of the Joint Venture, are subject to U.S. federal, state and local, and non-U.S. corporate income taxes. To the extent the pro forma adjustments are generated at the partnership, the income tax rate used to determine the tax effect of pro forma adjustments was 0.23%, reflecting the blended tax rate from states that tax the partnership as a corporation. To the extent the pro forma adjustments are generated at a corporate entity other than the partnership, the income tax rate used to determine the tax effect of pro forma adjustments is the statutory U.S. federal tax rate of 21% plus appropriate state taxes of 3.69%.

After considering the mix of pro forma adjustments between the partnership and corporations, an effective tax rate of 13.5% was used.

SELECTED HISTORICAL FINANCIAL DATA

Selected Historical Financial Data of Change Healthcare Inc.

The following table sets forth the selected historical financial data of Change Healthcare Inc. for the periods ended and at the dates indicated below. The selected historical statements of operations data for the years ended March 31, 2019 and 2018 and the period from June 22, 2016 (inception) through March 31, 2017 and the selected balance sheet data as of March 31, 2019 and 2018 were derived from the audited financial statements of Change Healthcare Inc., included elsewhere in this prospectus. The selected balance sheet data as of March 31, 2017 was derived from the audited financial statements of Change Healthcare Inc., not included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical financial data below, together with the financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Summary—Summary Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other information included elsewhere in this prospectus.

Change Healthcare Inc. is a holding company that was formed in connection with the Transactions and does not own any material assets or have any operations other than through its interest in the Joint Venture. Each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members. As a result, Change Healthcare Inc. does not consolidate the financial position and results of the Joint Venture. Instead, Change Healthcare Inc. accounts for its investment in the Joint Venture under the equity method of accounting.

For periods prior to March 1, 2017, this prospectus presents the financial position and results of Legacy CHC and Core MTS, the predecessors for accounting purposes to Change Healthcare Inc. In addition, this prospectus supplementally presents the consolidated financial position and results of the Joint Venture, the equity method investee of Change Healthcare Inc., in all periods since the Joint Venture’s inception.

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 22, 2016 (inception) to March 31, 2017(1)

	(In millions)
Statement of Operations Data:
Revenue	$—	$—	$—
Operating expenses:
General and administrative	1.1	0.2	0.8

Total operating expenses	1.1	0.2	0.8

Operating income (loss)	(1.1)	(0.2)	(0.8)
Loss from Equity Method Investment in the Joint Venture	70.5	58.7	43.1
(Gain) Loss on Sale of Interests in the Joint Venture	(0.7)	—	—
Management fee income	(0.4)	(0.2)	(0.8)

Income (loss) before income tax provision (benefit)	(70.5)	(58.7)	(43.1)
Income tax provision (benefit)	(18.6)	(119.6)	(16.8)

Net income (loss)	$(51.9)	$61.0	$(26.3)

Net income (loss) per share:
Basic	$(87.06)	$101.93	$(401.97)

Diluted	$(87.06)	$99.03	$(401.97)

Balance Sheet Data (at period end):
Cash and cash equivalents	$3.4	$—	$—
Total assets	$1,298.8	$1,374.0	$1,389.4
Total debt	$—	$—	$—
Total stockholders’ equity	$1,132.5	$1,176.6	$1,088.2

(1)	From the time of its formation in June 2016 until March 1, 2017, Change Healthcare Inc. had no substantive assets or operations.

Selected Historical Consolidated Financial Data of Change Healthcare LLC

The following table sets forth the selected historical consolidated financial data of Change Healthcare LLC, or the Joint Venture, for the periods ended and at the dates indicated below. The selected historical statements of operations data for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) through March 31, 2017 and the selected balance sheet data as of March 31, 2019 and 2018 were derived from the audited consolidated financial statements of Change Healthcare LLC, included elsewhere in this prospectus. The selected balance sheet data as of March 31, 2017 was derived from the audited condensed consolidated financial statements of Change Healthcare LLC, not included elsewhere in this prospectus. Periods after March 1, 2017 reflect Change Healthcare LLC’s financial position, results of operations and changes in financial position after the Transactions.

Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Summary—Summary Historical Financial and Other Data,” “Management’s Discussion and Analysis of

Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other information included elsewhere in this prospectus.

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017(1)

	(In millions)
Statement of Operations Data:
Revenue:
Solutions revenue	$3,043.1	$3,024.4	$283.5
Postage revenue	238.6	274.4	26.1

Total Revenues	3,281.7	3,298.8	309.6
Operating expenses:
Cost of operations (exclusive of depreciation and amortization below)	1,354.7	1,407.9	133.7
Research and development	202.2	221.7	22.6
Sales, marketing, general and administrative	821.1	749.9	109.9
Customer postage	238.6	274.4	26.1
Depreciation and amortization	278.0	278.4	26.5
Accretion and changes in estimate with related parties, net	19.3	(50.0)	(24.5)
Gain on Sale of the Extended Care Business	(111.4)	—	—
Impairment of long-lived assets and other exit related costs	0.7	0.8	48.7

Total operating expenses	2,803.2	2,883.0	343.0

Operating income (loss)	478.5	415.8	(33.4)
Interest expense, net	325.4	292.5	22.4
Loss on extinguishment of debt	—	—	70.1
Contingent consideration	(0.8)
Other, net	(18.3)	(17.2)	(1.3)

Income (loss) before income tax provision (benefit)	172.2	140.5	(124.6)
Income tax provision (benefit)	(4.5)	(51.9)	(41.0)

Net income (loss)	$176.7	$192.4	$(83.6)

Balance Sheet Data (at period end):
Cash and cash equivalents	$47.7	$48.9	$185.7
Total assets	$6,204.1	$6,200.9	$6,283.5
Total debt(2)	$5,789.9	$5,920.9	$5,959.1
Tax receivable obligations to related parties	$212.7	$223.2	$298.1
Total members’ deficit	$(904.8)	$(1,066.2)	$(1,273.4)

(1)	From the time of its formation in June 2016 until March 1, 2017, the Joint Venture had no substantive assets or operations.
(2)

Total debt at March 31, 2019, 2018 and 2017 is reflected net of unamortized debt discount of $111.2 million, $130.5 million and $149.4 million, respectively, related to original loan fees and original issue discount.

Selected Historical Consolidated Financial Data of Legacy CHC

The following table sets forth the selected historical consolidated financial data of Legacy CHC as of and for the periods indicated. The selected historical consolidated statements of operations and consolidated statements of cash flows data for the fiscal years ended December 31, 2016 and 2015 and for the period from January 1, 2017 through February 28, 2017 and the selected historical consolidated balance sheet data as of February 28, 2017, December 31, 2016 and December 31, 2015 have been derived from Legacy CHC’s historical audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the year ended December 31, 2014 was derived from audited consolidated financial statements not included in this prospectus.

The selected historical financial data of Legacy CHC is qualified in its entirety by reference to, and should be read in conjunction with, the information contained in “Summary—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical consolidated financial statements and related notes of Legacy CHC included elsewhere in this prospectus.

	Two Months Ended February 28, 2017	Year Ended
		December 31, 2016	December 31, 2015	December 31, 2014
	(In millions)
Statement of Operations Data:(1)
Revenue:
Solutions revenue	$204.4	$1,252.2	$1,124.2	$1,006.9
Postage revenue	46.7	305.0	352.9	343.5

Total Revenue	251.1	1,557.2	1,477.1	1,350.4
Costs and expenses:	—	—	—	—
Cost of operations	98.3	561.1	507.4	462.3
Development and engineering	14.2	60.0	45.5	33.0
Sales, marketing, general and administrative	77.9	278.6	217.6	198.4
Postage	46.7	305.0	352.9	343.5
Depreciation and amortization	43.3	252.3	342.3	189.2
Accretion	2.7	8.1	10.5	14.4
Impairment of long-lived assets	—	0.7	8.6	83.2
Transaction related costs	—	—	—	—

Total costs and expenses	283.1	1,465.8	1,484.8	1,324.0

Operating income (loss)	(32.0)	91.4	(7.7)	26.4
Interest expense, net	30.0	185.9	168.3	146.8
Loss on extinguishment of debt	—	—	—	—
Contingent consideration	—	—	(4.8)	1.3
Other	—	—	(0.8)	(3.9)

Income (loss) before income taxes	(62.0)	(94.5)	(170.4)	(117.8)
Income tax provision	(25.4)	(19.1)	(82.6)	(232.6)

Net income (loss)	$(36.6)	$(75.4)	$(87.8)	$114.8

	As of February 28, 2017	As of December 31,
		2016	2015	2014
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$136.7	$118.0	$66.7	$82.3
Total assets	$4,378.0	$4,502.5	$4,557.2	$3,824.3
Total debt(2)	$2,762.9	$2,761.0	$2,774.0	$2,162.8
Tax receivable obligations to related parties	$183.3	$180.6	$173.5	$164.0
Total equity	$953.0	$1,109.7	$1,175.1	$1,093.3

(1)	As a result of Legacy CHC’s history of business combinations, its financial position and results of operations may not be comparable for each of the periods presented.
(2)

Legacy CHC’s debt at February 28, 2017 and at December 31, 2016, 2015 and 2014 is reflected net of unamortized debt discount of approximately $32.7 million, $34.9 million, $47.8 million and $41.6 million, respectively, related to original loan fees and purchase accounting adjustments to discount the debt to fair value. Total debt as of February 28, 2017 and at December 31, 2016, 2015 and 2014 includes an obligation of approximately $10.7 million, $10.9 million, $18.2 million and $29.4 million, respectively, related to its data sublicense agreement and other financing arrangements.

Selected Historical Combined Financial Data of Core MTS

The following table sets forth the selected historical combined financial data of Core MTS as of and for the periods indicated. The selected historical combined balance sheet data as of February 28, 2017 and March 31, 2016 and the combined statements of operations and combined statements of cash flows data for the fiscal year ended March 31, 2016 and the period from April 1, 2016 to February 28, 2017 have been derived from Core MTS’ historical audited combined financial statements included elsewhere in this prospectus. The selected historical combined financial data as of and for the fiscal year ended March 31, 2015 were derived from historical audited financial statements not included in this prospectus.

The selected historical combined financial data of Core MTS is qualified in its entirety by reference to, and should be read in conjunction with, the information contained in “Summary—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical combined financial statements and related notes of Core MTS included elsewhere in this prospectus.

	Eleven Months Ended February 28, 2017	Year Ended
		March 31, 2016	March 31, 2015
	(In millions)
Statement of Operations Data:
Revenue	$1,712	$1,909	$1,968
Cost of Sales	(848)	(951)	(986)

Gross Profit	864	958	982
Operating Expenses
Selling, distribution and administrative	(457)	(448)	(516)
Research and development	(159)	(197)	(220)

Total operating expenses	(616)	(645)	(736)

Operating income	248	313	246
Other income, net	2	3	3

Income (loss) before income taxes	250	316	249
Income tax provision	(14)	(26)	(37)

Net income (loss)	236	290	212
Net income attributable to noncontrolling interests	(1)	(1)	(1)

Net income attributable to Core MTS	$235	$289	$211

Balance Sheet Data (at period end):
Cash and cash equivalents	$31	$46	$52
Total assets	$2,002	$1,966	$2,094
Total equity	$1,144	$1,029	$1,168

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Change Healthcare Inc., Change Healthcare LLC and Change Healthcare Inc.’s predecessors, Legacy CHC and Core MTS (each, as defined below), should be read in conjunction with the “Selected Historical Financial Data,” and the financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Change Healthcare Inc.

References in this discussion and analysis to “Change Healthcare Inc.” refer to Change Healthcare Inc. and not to any of its subsidiaries.

Overview

Change Healthcare Inc. (formerly HCIT Holdings, Inc.), a Delaware corporation, was formed on June 22, 2016 to hold an equity investment in Change Healthcare LLC, a joint venture between Change Healthcare Inc. and McKesson Corporation (“McKesson”), which we refer to as the Joint Venture. Prior to and immediately following this offering, each of Change Healthcare Inc. and McKesson holds a 50% voting interest in the Joint Venture, with equal representation on the Joint Venture’s board of directors and with all major operating, investing and financial activities requiring the consent of both members. As a result, Change Healthcare Inc. accounts for this investment using the equity method of accounting.

Change Healthcare Inc. has no substantive assets apart from its investment in the Joint Venture. As a result, Change Healthcare Inc. believes the financial statements of the Joint Venture are more relevant to an investor than Change Healthcare Inc.’s financial statements as they include greater detail regarding the financial condition and results of operations of the Change Healthcare business.

Key Components of Change Healthcare Inc.’s Results of Operations

Loss from Equity Method Investment in the Joint Venture

Loss from equity method investment in the Joint Venture generally represents Change Healthcare Inc.’s proportionate share of the income or loss from this investment, including basis adjustments related to amortization expense associated with equity method intangible assets, property and equipment, deferred revenue and other items.

Loss from equity method investment in the Joint Venture was $70.5 million and $58.7 million for the years ended March 31, 2019 and 2018, respectively. The results of operations of the Joint Venture and Change Healthcare Inc.’s proportionate interests in such operations for the year ended March 31, 2018 were positively affected by the reduction in the federal income tax rate following enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Legislation”) in December 2017. While the Joint Venture recognized a gain of $111.4 million during the year ended March 31, 2019 related to the sale of its extended care business in July 2018, its effect on Change Healthcare Inc.’s loss from equity method investment was almost completely offset by the required write-off of equity method intangible asset basis differences attributable to this business.

Loss from equity method investment in the Joint Venture was $58.7 million and $43.1 million for the year ended March 31, 2018 and the period from June 22, 2016 (inception) to March 31, 2017, respectively. As discussed above, the loss from equity method investment for the year ended March 31, 2018 was positively affected by the enactment of the Tax Legislation in December 2017.

General and Administrative Expense and Management Fees

In addition to its income (loss) from its equity method investment in the Joint Venture, Change Healthcare Inc. may also periodically incur certain other operating expenses, including franchise taxes, professional service fees, general liability insurance, and other fees associated with being a corporation or SEC registrant.

To the extent any such fees Change Healthcare Inc. incurs are required to facilitate this offering, however, the limited liability company agreement of the Joint Venture (the “LLC Agreement”) requires that Change Healthcare Inc. be reimbursed for such costs by the Joint Venture. Such reimbursements are classified as management fees within Change Healthcare Inc.’s statements of operations.

Gain (Loss) on Sale of Interests in the Joint Venture

Under the terms of the LLC Agreement, Change Healthcare Inc. and the Joint Venture agreed to cooperate to ensure a 1:1 ratio of outstanding shares of common stock of Change Healthcare Inc. to the units of the Joint Venture (“LLC Units”) held by Change Healthcare Inc. as long as the subsidiaries of McKesson that serve as members of the Joint Venture (the “McK Members”) hold LLC Units. This provision requires that Change Healthcare Inc. be issued an additional LLC Unit for each share of common stock that Change Healthcare Inc. issues. Similarly, for any share that Change Healthcare Inc. repurchases, the Joint Venture is likewise required to repurchase a respective LLC Unit from Change Healthcare Inc. In this latter case, the repurchase by the Joint Venture of LLC Unit(s) from Change Healthcare Inc. results in a gain or loss to Change Healthcare Inc. equal to the difference in the fair value of such LLC Units and the proportionate carrying value of Change Healthcare Inc.’s investment in the Joint Venture associated with such repurchased LLC Units.

Income Taxes

As the Joint Venture is treated as a partnership for income tax purposes, Change Healthcare Inc. is subject to income taxes for its allocable portion of the Joint Venture’s taxable income. The income tax benefit was $18.6 million and $119.6 million (which resulted in effective income tax rates of 26.3% and 203.9%) for the years ended March 31, 2019 and 2018, respectively. The income tax benefit was $16.8 million (which resulted in an effective income tax rate of 39.0%) for the period from June 22, 2016 (inception) to March 31, 2017.

Income taxes for all periods following enactment of the Tax Legislation in December 2017 reflect reduced income tax rates as compared to those in prior periods. In addition to the continuing effect of reduced income tax rates following enactment of the Tax Legislation, Change Healthcare Inc. recognized an increase in the income tax benefit of $97.9 million during the year ended March 31, 2018 due to the revaluation of deferred tax assets using the lower enacted income tax rates and other effects of the Tax Legislation.

Liquidity and Capital Resources

Overview

Change Healthcare Inc.’s principal source of liquidity consists of distributions or advances from the Joint Venture. To the extent that Change Healthcare Inc. requires additional funds, Change Healthcare Inc. may need to raise funds through subsequent debt or equity financing.

Change Healthcare Inc. has not incurred, nor does it expect to incur, significant capital expenditures in the normal course of business or to pursue acquisition opportunities other than through the Joint Venture.

Effects of this Offering

The LLC Agreement requires that the proceeds of this offering be contributed to the Joint Venture in exchange for a number of newly issued LLC Units equal to the number of shares of common stock of Change

Healthcare Inc. issued in this offering. This acquisition of additional LLC Units will be reflected in Change Healthcare Inc.’s financial statements at fair value. As a result, Change Healthcare Inc. expects additional differences to be created in the basis of Change Healthcare Inc.’s investment in the Joint Venture and the basis of the underlying assets and liabilities of the Joint Venture. These differences are expected to result in an increase to the loss from equity method investment in the Joint Venture as compared to amounts reflected in the historical periods.

See “Unaudited Pro Forma Condensed Financial Information” for more information about the possible effects of the acquisition of additional LLC Units on Change Healthcare Inc.’s financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2019, Change Healthcare Inc. had no off-balance sheet arrangements.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, within Change Healthcare Inc.’s financial statements appearing elsewhere in this prospectus for information about recent accounting pronouncements and the potential impact on Change Healthcare Inc.’s financial statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) requires Change Healthcare Inc. to make estimates and assumptions that affect reported amounts and related disclosures. Change Healthcare Inc. considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been made could have a material impact on Change Healthcare Inc.’s results of operations and financial condition.

Change Healthcare Inc. believes the current assumptions and other considerations used to estimate amounts reflected in Change Healthcare Inc.’s financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Change Healthcare Inc.’s financial statements, the resulting changes could have a material adverse effect on Change Healthcare Inc.’s results of operations and financial condition.

See Note 2, Summary of Significant Accounting Policies, within Change Healthcare Inc.’s financial statements appearing elsewhere in this prospectus for information about Change Healthcare Inc.’s critical accounting policies.

Quantitative and Qualitative Disclosure of Market Risk

As Change Healthcare Inc. has no substantive assets or operations apart from its investment in the Joint Venture, Change Healthcare Inc. does not believe that it has significant market risk.

Summary Disclosures about Contractual Obligations and Commercial Commitments

Change Healthcare Inc. has no ongoing contractual obligations or commercial commitments as of March 31, 2019.

Change Healthcare LLC

References in this discussion and analysis to the “Joint Venture” refer to Change Healthcare LLC and its consolidated subsidiaries.

Overview

The Joint Venture is a leading independent healthcare technology company, formed through the combination of substantially all of the businesses of Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) (“Legacy CHC”) and a majority of the McKesson Technology Solutions business (“Core MTS”), which was completed on March 1, 2017. The Joint Venture offers a comprehensive suite of software, analytics, technology-enabled services and network solutions that drive improved results in the complex workflows of healthcare system payers and providers. The Joint Venture’s solutions are designed to improve clinical decision making, simplify billing, collection and payment processes and enable a better patient experience.

The Joint Venture offers comprehensive end-to-end solutions with modular capabilities to address its customers’ needs. Working with its customers to analyze workflows before, during and after care has been delivered to patients, the Joint Venture designs and commercializes innovative solutions for various points in the healthcare delivery timeline. The Joint Venture’s offerings range from discrete data and analytics solutions to broad enterprise-wide solutions, which include workflow software and technology-enabled services that help its customers achieve their operational objectives. As payers and providers become larger and more sophisticated and manage increasingly complex workflows, the Joint Venture believes it will increasingly seek strategic partners with scale and comprehensive, high value solutions.

The Joint Venture’s Intelligent Healthcare Network was created to facilitate the transfer of data among participants and is one of the largest clinical and financial healthcare networks in the United States. In the fiscal year ended March 31, 2018, the Joint Venture facilitated nearly 14 billion healthcare transactions and approximately $1 trillion in adjudicated claims or approximately one-third of all U.S. healthcare expenditures. The Joint Venture serves the vast majority of U.S. payers and providers. The Joint Venture’s customer based includes approximately 2,200 government and commercial payer connections, 900,000 physicians, 118,000 dentists, 33,000 pharmacies, 5,500 hospitals and 600 laboratories. This network transacts clinical records for over 112 million unique patients, more than one-third of the estimated total U.S. population. With insights gained from its pervasive network, extensive applications and analytics portfolio and its services operations, the Joint Venture has designed analytics solutions that include industry-leading and trusted franchises supported by extensive intellectual property and regularly updated content.

In addition to the advantages of scale, the Joint Venture believes it offers the collaborative benefits of a mission-critical partner. The Joint Venture seeks enduring relationships with each customer through solutions embedded in their complex daily workflows that deliver measurable results. The Joint Venture’s customer retention rate for its top 50 provider and top 50 payer customers for the fiscal year ended March 31, 2018 was 100% for the fiscal year ended March 31, 2019. The Joint Venture believes its size, scale, thought leadership and prevalence across the healthcare ecosystem help make it a preferred partner for innovative technology companies and industry associations focused on driving standardization and efficiencies in the healthcare industry.

Segments

The Joint Venture reports its financial results in the following three reportable segments: Software and Analytics, Network Solutions and Technology-enabled Services.

•

Software and Analytics provides solutions for revenue cycle management, provider network management, payment accuracy, value-based payments, clinical decision support, consumer engagement, risk adjustment and quality performance and imaging and clinical workflow.

•	Network Solutions provides solutions for financial, administrative and clinical transactions, electronic payments and aggregation and analytics of clinical and financial data.

•	Technology-enabled Services provides solutions for revenue cycle and practice management, value-based care enablement, communications and payments, pharmacy benefits administration and consulting.

During the year ended March 31, 2019, the Joint Venture made certain changes in the way that it manages its business and allocates costs. Specifically:

•

the Joint Venture moved its clinical network solution and certain of its institutional provider customers from the Network Solutions reportable segment to the Software and Analytics reportable segment;

•	its Network Solutions segment began charging the Software and Analytics segment for the use of its network; and

•	the Joint Venture made discrete changes in cost allocation among each of the segments.

The presentation of revenue and Adjusted EBITDA included within this management’s discussion and analysis of financial condition and results of operations has been retrospectively adjusted for all periods presented to reflect the above described changes.

In April 2019, the Joint Venture made certain changes in the way that it manages its business and costs. Specifically:

•	the Joint Venture moved its consumer payments solution from the Network Solutions segment to the Technology-enabled Services segment;

•	the Joint Venture moved its consumer engagement solutions from the Software and Analytics segment to the Network Solutions segment;

•	the Joint Venture made certain changes in the way that costs are assigned to segments.

These changes are not reflected in the periods presented within this management’s discussion and analysis of financial condition and results of operations, but they will impact the presentation in future periods.

Factors Affecting the Joint Venture’s Financial Condition and Results of Operations

The following are certain key factors that affect, will affect, or have recently affected, the Joint Venture’s financial condition and results of operations:

The Transactions

In June 2016, the equityholders of Legacy CHC (the “Legacy CHC Stockholders”) entered into an Agreement of Contribution and Sale (the “Contribution Agreement”) with McKesson and the other parties thereto. Under the terms of the Contribution Agreement, the parties agreed to form the Joint Venture, a joint venture that combined Core MTS with substantially all of Legacy CHC (together, the “Contributed Businesses”). The creation of the Joint Venture, including the contribution of the Contributed Businesses and related transactions, is collectively referred to as the “Transactions.” The Transactions closed on March 1, 2017. The pharmacy claims switching and prescription routing business of Legacy CHC was excluded from the Joint Venture and distributed to the Legacy CHC Stockholders (such excluded business, the “eRx Network”) immediately prior to the consummation of the Transactions. As a result, the financial position and results of the eRx Network business were included in the consolidated financial statements of Legacy CHC but are not reflected in the financial statements of the Joint Venture.

Pursuant to the terms of the Contribution Agreement, (i) the Legacy CHC Stockholders, directly and indirectly, transferred ownership of substantially all of Legacy CHC to the Joint Venture in consideration of

(a) the payment at the closing of the Transactions by the Joint Venture to the Legacy CHC Stockholders and certain participants in the Legacy CHC Amended and Restated 2009 Equity Incentive Plan (the “Legacy CHC Equity Plan”) of (A) approximately $1.8 billion, (B) stock in eRx Network Holdings, Inc., and (C) the 2017 Tax Receivable Agreement (defined below), and (b) the issuance to Change Healthcare Inc. of membership interests in the Joint Venture; and (ii) McKesson caused Core MTS to be transferred to the Joint Venture in consideration of (a) the assumption and subsequent payment at the closing of the Transactions by the Joint Venture to McKesson of a promissory note in the amount of approximately $1.3 billion, (b) the issuance of membership interests in the Joint Venture and (c) an interest in a tax receivable agreement from the Joint Venture. These payments to McKesson and the Legacy CHC Stockholders have been reflected as distributions in the consolidated statement of members’ deficit.

In connection with the Transactions, the Joint Venture entered into new senior secured credit facilities, consisting of a term loan facility in the amount of $5.1 billion (the “Term Loan Facility”) and a revolving credit facility in an aggregate principal amount of $500 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”), and issued $1.0 billion of 5.75% senior notes due 2025 (the “Senior Notes”). The proceeds were used to make all payments to the Legacy CHC Stockholders, certain participants in the Legacy CHC Equity Plan and McKesson described above, to refinance certain of Legacy CHC’s existing indebtedness and to pay fees and expenses incurred in connection with the Transactions. In connection with the Transactions, the Joint Venture recognized certain fees and expenses in fiscal 2017 that have been classified within sales, marketing, general and administrative on the consolidated statements of operations and during this same period, the Joint Venture recognized a loss on extinguishment of debt of approximately $70.1 million.

After the closing of the Transactions, the Joint Venture incurred significant incremental costs in connection with the integration of Legacy CHC and Core MTS, including professional fees for consultants engaged in project management, process design and human resource policy harmonization. Additionally, in connection with the consummation of the Transactions, the Joint Venture and certain of its subsidiaries, McKesson and the eRx Network entered into transition services agreements (“TSAs”) pursuant to which (i) the Joint Venture provides certain transition services to McKesson and to the eRx Network and (ii) McKesson provides certain transition services to the Joint Venture, in each case in exchange for specified fees and subject to the terms and conditions therein. The Joint Venture recognized transition service fee expense of $59.0 million, $92.1 million and $8.7 million for services received from McKesson during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. In addition, the Joint Venture recognized $11.0 million, $11.8 million and $0.8 million in transition fee income from eRx Network in these same periods. The income and expenses recognized by the Joint Venture under these TSAs may not be comparable to those recognized by Core MTS and Legacy CHC for similar services prior to the Transactions or to the future ongoing operations of the Joint Venture after the expiration of the TSAs.

Post-Contribution Cost Synergies

In connection with the Transactions, the Joint Venture identified opportunities to implement certain cost synergies based on its analyses of existing operating structures, estimated spend by category, its resource requirements and industry benchmarks for similar activities. The Joint Venture expects such cost synergies to include, among others, (i) product integration, network efficiencies and combining common products; (ii) procurement savings from the elimination of duplicate orders, leveraging scale and optimization of providers; (iii) utilization of global talent; and (iv) reduction of management redundancies and duplicative roles.

We have previously disclosed our expectation that the Transactions would generate approximately $150 million in annual runrate synergies. As of March 31, 2019, we have realized approximately $64 million of this total opportunity. By the end of the fourth year following the combination of Legacy CHC and Core MTS, the Joint Venture expects to have implemented operational initiatives to fully realize remaining unrealized synergies, which are expected to result in significant annual run-rate cost savings and efficiencies. The Joint

Venture incurred significant non-recurring expenses and expects to continue to incur such expenses in order to achieve these cost synergies. There can be no assurances that we will be successful in realizing the anticipated benefits of the Transactions, including anticipated synergies, if the separation, transition and integration process is not successful, takes longer than expected or is more costly than expected. See “Risk Factors—Risks Related to Our Business and Industry—We may be unable to integrate the Contributed Businesses successfully or realize the anticipated synergies and other benefits of the Transactions within the anticipated time frame, or at all.”

Macroeconomic and Industry Trends

The healthcare industry is highly regulated and subject to frequently changing complex regulatory and other requirements. For example, ongoing healthcare reform has significantly affected the healthcare regulatory environment by changing how healthcare services are covered, delivered and reimbursed through coverage expansion, reduced federal healthcare program spending, increased efforts to link federal healthcare program payments to quality and efficiency and insurance market reforms. The number of states that will ultimately participate in some form of Medicaid expansion and the future of mandated coverage for individuals is not yet clear. If the Patient Protection and Affordable Care Act (collectively, the “ACA”) is repealed or significantly modified, such repeal or modification, any alternative reforms adopted in its place or the failure to adopt alternative reforms may have a material impact on the Joint Venture’s business. For example, since many of the Joint Venture’s products and services include solutions designed to assist customers in effectively navigating the shift to value-based healthcare, the elimination of, or significant reductions to, the ACA’s various value-based healthcare initiatives may adversely impact the Joint Venture’s business. While the specific regulatory instruments and tactics used to implement reform may change in the future, the Joint Venture expects that the pervasive focus on improving coverage, efficiency and quality and related needs for payers and providers to optimize performance and reduce costs will continue.

Equity-based Compensation

Change Healthcare Inc. grants equity-based awards of Change Healthcare Inc. common stock to certain employees, officers and directors of Change Healthcare Inc., eRx Network and the Joint Venture. For grants to employees, equity-based awards are generally measured at the date of grant and recognized as expense over each employee’s service period. Because the Joint Venture’s employees are not considered employees of Change Healthcare Inc., however, the Joint Venture is generally required to re-measure these equity-based awards at fair value each quarter until the earlier of the completion of required service or the performance commitment date. As a result, management expects that the Joint Venture’s results of operations may reflect volatility from the periodic re-measurement of its equity based awards. Such volatility can result from changes in the fair value of the underlying stock of Change Healthcare Inc., stock price volatility among its peer companies, changes in interest rates and the passage of time. With the adoption of FASB ASU No. 2018-07 on April 1, 2019, the Joint Venture expects that compensation cost of equity-based awards will generally be fixed at the date of grant such that volatility in the statement of operations should be lessened.

Acquisitions and Divestitures

The Joint Venture actively evaluates opportunities to improve and expand its business through targeted acquisitions that are consistent with its strategy. On occasion, the Joint Venture also may dispose of certain components of its business that no longer fit within its overall strategy. Because of the Joint Venture’s acquisition and divestiture activity as well as the shifting revenue mix of its business due to this activity, the Joint Venture’s results of operations may not be directly comparable among periods.

In January 2018, the Joint Venture acquired National Decision Support Company, LLC (“NDSC”), which is a provider of cloud-based solutions that deliver medical guidelines to the point-of-care through bi-directional integrations with the electronic medical records. This acquisition affected the Joint Venture’s Software and Analytics segment.

In certain cases, including with NDSC, the Joint Venture agrees to transfer additional consideration to the sellers of the acquired businesses in the event that specified performance measures are achieved. GAAP requires the Joint Venture to recognize the initial fair value of the expected amount to be paid under such contingent consideration arrangements as a component of the total consideration transferred. Subsequent changes in the fair value of the amounts expected to be paid, however, are generally required to be recognized as a component of net income. Such changes in fair value may occur based on changes in the expected timing or amount of payments or the effect of discounting the liability for the time value of money.

In July 2018, certain of the Joint Venture’s affiliates sold all of the membership interests in the Joint Venture’s extended care business (a component of the software and analytics reportable segment) for net cash proceeds of $159.9 million, subject to certain post-closing adjustments including for working capital.

Income Taxes

The Joint Venture’s effective income tax rate is affected by several factors. The following table and subsequent commentary reconciles the Joint Venture’s federal statutory rate to its effective income tax rate and the subsequent commentary describes the more significant of the reconciling factors:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) through March 31, 2017
Statutory U.S. federal tax rate(1)	21.00%	31.50%	35.00%
State income taxes (net of federal benefit)	2.80	(1.32)	3.49
Income passed through to Members	(20.62)	(8.78)	(10.64)
Remeasurement of deferred tax assets and liabilities arising from the Tax Legislation	—	(42.95)	—
Transition tax arising from the Tax Legislation	(0.89)	1.68	—
Fees and expenses related to the Transactions	—	—	1.97
Change in valuation allowance	(0.88)	(11.97)	(2.38)
Accretion and changes in estimate with related parties, net	(0.06)	(5.47)	5.01
Research and development credits (net of uncertain tax position liability)	(4.39)	(1.44)	—
Other	0.44	1.83	0.46

Effective income tax rate	(2.60)%	(36.92)%	32.91%

(1)	Calculated using the statutory U.S. corporate federal income tax rate of 35.00% in the period from April 1, 2017 to December 31, 2017 and 21.00% in the period from January 1, 2018 to March 31, 2019.

State Income Taxes—The Joint Venture’s effective tax rate for state income taxes is generally impacted by changes in its apportionment.

Income Passed through to Members—Certain of the Joint Venture’s subsidiaries are organized as limited liability companies and report income that is distributed to the Members where it is subject to income taxes. During the year ended March 31, 2019, the Joint Venture recognized a gain of $111.4 million associated with the sale of its extended care business. Because this gain was recognized by a limited liability company subsidiary, the associated tax consequences of this gain are expected to be recognized by the Members.

Remeasurement of deferred tax assets and liabilities—As a result of the lowering of enacted tax rates under the Tax Legislation, the Joint Venture was required to revalue its deferred tax assets and liabilities using the tax rates in effect at the time the temporary differences are expected to reverse.

Transition tax arising from the Tax Legislation—Following the enactment of the Tax Legislation, companies must now pay a transition tax on deemed repatriated earnings of foreign subsidiaries.

Fees and expenses related to the Transactions—In connection with the Transactions, the Joint Venture incurred certain fees and expenses that are not considered deductible for tax purposes.

Change in Valuation Allowance—The Joint Venture records valuation allowances or reverses existing valuation allowances related to assumed future income tax benefits depending on circumstances and factors related to its business. During the year ended March 31, 2018, the Joint Venture released a valuation allowance related to prior deferred tax assets as a result of its change in judgment resulting from transactions and tax planning strategies that provide for future taxable income in the relevant jurisdictions.

Accretion and changes in estimate with related parties, net—As a result of a prior business combination, the Joint Venture was required to record tax receivable agreements it assumed in connection with the Transactions under which the Joint Venture is obligated to make payments to certain of the Legacy CHC stockholders (the “2009-2011 Tax Receivable Agreements”) at their then fair value, which results in subsequent periodic accretion to adjust this initial fair value to the gross amount of payments due under such agreements. The Joint Venture is generally unable to deduct such accretion when determining its taxable income.

Impairment of Long-lived Assets and Other Exit Related Costs

In connection with the combining of the businesses as a result of the Transactions, the Joint Venture identified certain redundancies among the combined software and analytics segment product portfolio. In one such instance, one of the Contributed Businesses’ software products had been fully developed and in the other further development would be required. As a result, the Joint Venture determined to cease future development of this redundant internal use software product and recognized an impairment charge of $26.0 million to reduce the carrying value of the asset to zero in March 2017. Additionally, because this abandoned software project included a license that required annual maintenance expenditures for future years for which the Joint Venture does not expect to derive any economic benefit, it recognized a liability for this exit cost with a fair value of $19.1 million at March 1, 2017 (total expected remaining payments of $22.9 million). The related losses have been included with the Impairment of long-lived assets and other exit related costs caption within the consolidated statement of operations.

Enterprise Resource Planning (“ERP”) Implementation

The Joint Venture is in a multi-year process of implementing a new ERP business solution to create a system of integrated applications to manage its businesses and automate many functions related to financial reporting, human resources and other services. ERP implementations are complex and time-consuming projects that require transformations of business and financial processes in order to reap the benefits of the ERP system. The Joint Venture has incurred significant capital expenditures in connection with the implementation process.

Public Company Costs

Following the completion of this offering, the Joint Venture expects to incur additional costs associated with Change Healthcare Inc.’s operating as a public company. The Joint Venture expects that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that it did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to Change Healthcare Inc. and the Joint Venture as private companies. These additional rules and regulations will increase the Joint Venture’s legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Qualified McKesson Exit

In connection with a Qualified McKesson Exit, as described in “Organizational Structure—Qualified McKesson Exit & Exchanges,” we anticipate that Change Healthcare Inc. will acquire the interest in the Joint Venture that it did not own prior to such transaction. As a result, in periods following the Qualified McKesson Exit, Change Healthcare LLC is expected to be a wholly owned subsidiary of Change Healthcare Inc. and Change Healthcare Inc. will consolidate the financial position and results of Change Healthcare LLC in its financial statements.

Change Healthcare Inc. expects to account for the Qualified McKesson Exit and related transactions as a business combination achieved in stages in accordance with the FASB Accounting Standards Codification Business Combinations Topic, resulting in a new basis of accounting. As a result, Change Healthcare Inc. will be required to remeasure its investment in the Joint Venture to fair value as of the date that control is obtained and will recognize a gain or loss in its statement of operations for the difference in the carrying value and fair value of this investment. Further, Change Healthcare Inc. expects to recognize the consideration transferred, as well as the acquired business’s identifiable assets, liabilities and noncontrolling interests at their acquisition date fair value. The excess of the consideration transferred over the fair value of the identifiable assets, liabilities and noncontrolling interest, if any, is anticipated to be recorded as goodwill. Any excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, would generally recognized within earnings as of the acquisition date.

As a result of the accounting for these transactions and the anticipated change in basis of accounting, the consolidated results of Change Healthcare Inc. in periods following the Qualified McKesson Exit will not be comparable to the consolidated results of the Joint Venture in periods prior to the Qualified McKesson Exit.

The following are certain of the more significant changes resulting from the Qualified McKesson Exit that are expected to affect the comparability of financial results and operations:

•	Gain or loss upon remeasuring Change Healthcare Inc.’s investment in the Joint Venture at its fair value.

•

Increased tangible and intangible assets resulting from adjusting the basis of tangible and intangible assets to their fair value which is expected to result in increased depreciation and amortization expense.

•

Potential increase or decrease in long-term debt as a result of adjustments to state the long-term debt at its fair value. Resulting differences in the historical carrying value and fair value of the long-term debt are expected to result in either additional discount or premium which, in turn, may materially increase or decrease future interest expense.

•

Decreased deferred revenue as a result of recognizing deferred revenue in the business combination only to the extent that contractual obligations remain to be fulfilled at that time. Decreases in deferred revenue are expected to result in decreased solutions revenue in the near term.

•

Income currently attributable to the Joint Venture and not subject to U.S. federal income taxes and most state and local income taxes will become subject to such taxes, resulting in an expected increase in Change Healthcare Inc.’s effective tax rate compared with the historical effective tax rate of the Joint Venture.

Key Components of the Joint Venture’s Results of Operations

Revenue

The Joint Venture generates most of its solutions revenue by using technology solutions to provide services to its customers that automate and simplify business and administrative functions for payers, providers and pharmacies and through the licensing of software, software systems (consisting of software, hardware and maintenance support) and content.

Certain of the Joint Venture’s revenue cycle management service, payment integrity, eligibility and enrollment, and revenue optimization service offerings provide for contingent fee arrangements where the amount of revenue the Joint Venture earns is contingent upon the resolution of the identified contingencies. In the case of the revenue cycle management services, the Joint Venture provides a variety of services to hospitals, medical practices and other healthcare providers, which may include medical coding, billing, collection and other services on behalf of its customers. Customers sign multi-year contracts to receive these services, and the fee received by the Joint Venture is generally based on a percentage of actual net collections by the customer. In the case of its payment integrity and revenue optimization services, the Joint Venture is entitled to a specified percentage of the savings the customer realizes as a result of the Joint Venture’s services. In the case of the eligibility and enrollment services, the Joint Venture receives a fee from a hospital provider based on its success in qualifying the hospital provider’s customer for one of various forms of third-party insurance or other coverage. Regardless of whether revenue cycle management services, payment integrity or eligibility and enrollment services are involved, the amount of revenue the Joint Venture earns is contingent upon the resolution of the identified contingencies. In the case of the revenue cycle management services, the contingency is resolved upon successful collection of an outstanding billing by the customer. In the case of the payment integrity services, the contingency is resolved when the customer agrees to the amount of the identified saving. In the case of the eligibility and enrollment and revenue optimization services, the contingency is resolved upon collection by the customer of amounts due from the third-party payer.

Cost of Operations

Cost of operations consists primarily of compensation expense related to personnel providing services to the Joint Venture’s customers and costs associated with the maintenance of the Joint Venture’s business operations. These costs primarily include materials, hardware costs, and costs for software maintenance. Cost of operations also includes royalties, rebates paid to channel partners (net of rebates to certain customers that offset revenue), data communication costs, facility rent expenses as well as amortization costs associated with capitalized software developed for sale.

Research and Development

Research and development costs consist primarily of personnel costs and professional service fees for outside service providers that are not otherwise capitalized as software.

Sales, Marketing, General and Administrative Expense

Sales, marketing, general and administrative expense consists primarily of personnel costs associated with the Joint Venture’s sales, account management and marketing functions, as well as management, administrative and other shared corporate services related to the operations of the Joint Venture’s reportable segments and overall business operations.

Customer Postage

Customer postage, which is generally billed as a pass-through cost to the Joint Venture’s customers, is the most significant cost incurred in the delivery of the Joint Venture’s communication and payment solutions. The Joint Venture’s postage costs and related revenue increase as its communication and payment solutions volumes increase and are also impacted when the United States Postal Service (“USPS”) changes postage rates. The USPS increased the cost of first-class postage by approximately 2% in January 2018 and by 10% in January 2019. Postage fees related to the Joint Venture’s payment and communication solutions volumes are recorded on a gross basis.

Depreciation and Amortization

Depreciation and amortization expense is related to depreciation of the Joint Venture’s property and equipment, acquired intangible assets, including technology assets, as well as the amortization of capitalized software developed for internal use.

Accretion and Changes in Estimate with Related Parties, Net

Accretion and changes in estimate with related parties, net reflects the accretion of the carrying value of the Joint Venture’s 2009-2011 Tax Receivable Agreements to the full amount of the expected payments using the interest method as well as the effects of periodic changes in estimate related to the 2009-2011 Tax Receivable Agreements, the tax receivable agreement entered into with Blackstone and Hellman & Friedman in connection with the Transactions (the “2017 Tax Receivable Agreement”) and the tax receivable agreement entered into with affiliates of McKesson in connection with the Transactions (the “McKesson Tax Receivable Agreement”).

Non-Operating Income and Expense

Non-operating income and expense includes loss on extinguishment of debt, interest expense, interest income, transition service agreement fee income and other non-operating income and expenses.

Key Performance Measures

Management, including the Joint Venture’s chief operating decision maker, evaluates the financial performance of the Joint Venture’s businesses based on a variety of key indicators. These indicators include the non-GAAP measures Adjusted EBITDA and Adjusted Net Income and the GAAP measures revenue, cash provided by operating activities and cash paid for capital expenditures. For the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, these key indicators were as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
	(In millions)
Solutions revenue	$3,043.1	$3,024.4	$283.5
Reconciliation of net income (loss) to Adjusted EBITDA(1):
Net income (loss)	$176.7	$192.4	$(83.6)
Interest expense, net	325.4	292.5	22.4
Income tax provision (benefit)	(4.5)	(51.9)	(41.0)
Depreciation and amortization(2)	278.0	278.4	26.5
Amortization of software developed for sale	14.7	18.3	1.5

EBITDA	790.3	729.7	(74.2)
Adjustments to EBITDA:
Equity compensation(3)	20.1	24.7	0.7
Acquisition accounting adjustments(4)	3.5	2.6	0.1
Acquisition and divestiture-related costs(5)	13.1	1.8	—
Transactions-related costs(6)	—	4.6	43.3
Integration and related costs(7)	114.5	107.2	8.8
Management fees and related costs(8)	10.5	11.5	0.9
Implementation costs related to recently issued accounting standards(9)	8.3	26.6	1.6
Strategic initiatives, duplicative and transition costs(10)	27.3	12.3	0.9
Severance costs(11)	17.7	38.3	2.2
Accretion and changes in estimate with related parties, net(12)	19.3	(50.0)	(24.5)
Impairment of long-lived assets and other exit related costs(13)	4.2	0.8	48.7
Loss on extinguishment of debt(14)	—	—	70.1
Gain on Sale of the Extended Care Business(15)	(111.4)	—	—
Contingent consideration (16)	(0.8)	—	—
Other non-routine, net(17)	18.4	33.8	3.5

EBITDA Adjustments	144.7	214.2	156.3

Adjusted EBITDA(18)	$935.0	$943.8	$82.1

Reconciliation of net income (loss) to Adjusted Net Income(1):
Net income (loss)	$176.7	$192.4	$(83.6)
Amortization expense(19)	232.9	238.5	22.3
EBITDA Adjustments(20)	144.7	214.2	156.3
Tax Effects of EBITDA Adjustments and amortization expense(21)	(75.6)	(154.5)	(66.4)

Adjusted Net Income…………………………...	$478.7	$490.6	$28.6

Other Metrics:
Cash provided by (used in) operating activities	$287.7	$324.8	$(40.7)

Capital expenditures(22)	$247.0	$166.6	$11.6

As a result of displaying amounts in millions, rounding differences may exist in the table above.

(1)

The Joint Venture defines Adjusted EBITDA as net income (loss) before net interest expense, income tax provision (benefit), depreciation and amortization, as adjusted to exclude the impact of certain items that are not reflective of its core operations. The Joint Venture defines Adjusted Net Income as net income (loss) before amortization expense, as adjusted to exclude the impact of certain items that are not reflective of its core operations, and the tax effects of the foregoing adjustments.

Management uses Adjusted EBITDA and Adjusted Net Income to facilitate comparison of the Joint Venture’s operating performance on a consistent basis from period to period that, when viewed in combination with the Joint Venture’s results according to GAAP, management believes provides a more complete understanding of the factors and trends affecting the Joint Venture’s business than GAAP measures alone. Management believes these non-GAAP measures assist the Joint Venture’s board of directors, management, lenders and investors in comparing the Joint Venture’s operating performance on a consistent basis because they remove, where applicable, the impact of the Joint Venture’s capital structure, asset base, acquisition accounting, and other items that are not reflective of its core operations. Additionally, management uses Adjusted EBITDA and Adjusted Net Income to evaluate the Joint Venture’s operational performance, as a basis for strategic planning and as a performance evaluation metric in determining achievement of certain executive and management incentive compensation programs.

Despite the importance of these measures in analyzing the Joint Venture’s business, measuring and determining incentive compensation and evaluating the Joint Venture’s operating performance, as well as the use of Adjusted EBITDA and Adjusted Net Income measures by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for net income (loss), cash flow or other methods of analyzing the Joint Venture’s results as reported under GAAP. The Joint Venture does not use or present Adjusted EBITDA or Adjusted Net Income as a measure of liquidity or cash flow. Some of the limitations of these measures are:

•	they do not reflect the Joint Venture’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, the Joint Venture’s working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments on the Joint Venture’s debt;

•	Adjusted EBITDA does not reflect income tax payments the Joint Venture is required to make;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA and Adjusted Net Income do not reflect any cash requirements for such replacements; and

•

other companies in the Joint Venture’s industry may calculate these measures differently, limiting their usefulness as comparative measures. For example, our calculation of Adjusted Net Income excludes all amortization expense. As a result, our presentation of Adjusted Net Income is not comparable to that of companies that do not exclude such expense or only exclude a portion of it.

The most directly comparable GAAP measure to Adjusted EBITDA and Adjusted Net Income is net income. The table above provides a reconciliation from the Joint Venture’s net income (loss) to Adjusted EBITDA and Adjusted Net Income for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. To properly and prudently evaluate its business, the Joint Venture encourages you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate its business. The Joint Venture also strongly urges you to review the reconciliation of net income (loss) to Adjusted EBITDA and Adjusted Net Income set forth above.

(2)

Total depreciation and amortization includes $146.5 million, $174.1 million and $16.6 million of amortization of identifiable intangible assets for the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively, that arose from the application of acquisition method accounting following a business combination. Such amounts do not include amortization of software developed following business combinations.
(3)

Represents non-cash equity-based compensation of Change Healthcare Inc. to employees and directors of the Joint Venture. The Joint Venture believes this adjustment allows it to compare operating performance without regard to the impact of equity-based compensation expense, which varies from period to period based on the timing of grants and value of the options.

(4)

Represents adjustments that arose from acquisition method accounting following a business combination. These adjustments principally relate to the revaluation of deferred revenue to fair value and the subsequent reduction to recognized revenue. As the related revenue stream is an ongoing component of the Joint Venture’s business, the Joint Venture believes it is appropriate to consider these items in earnings in the period in which they would have been recognized absent the application of acquisition method accounting.

(5)	Represents acquisition, divestiture and related costs charged to operations.
(6)	Represents costs associated with the Transactions following the close of the Transactions and unrelated to integration efforts.
(7)

Represents incremental costs incurred in connection with the integration of Legacy CHC and Core MTS. Such costs include professional fees for consultants engaged in project management, process design, human resource policy harmonization, etc.

(8)

Represents management and advisory fees paid to McKesson and the Sponsors pursuant to a management services agreement. See “Certain Relationships and Related Person Transactions—Management Services Agreement.”

(9)	Represents external costs related to upcoming changes in accounting standards regarding the recognition of revenue and leases.
(10)

Represents adjustments for advisory and consulting fees incurred in connection with strategic initiatives and significant operations efficiency measures, including the rebranding of the Joint Venture and other costs.

(11)	Represents severance costs that primarily relate to operational efficiency measures.
(12)

Represents accretion of certain of the Joint Venture’s tax receivable agreement obligations from their initial fair value to the total expected payments due under such agreements as well as changes in estimate related to other tax receivable agreements. Because the amortized costs of these agreements are directly attributable to the Sponsors and their affiliates, the Joint Venture does not believe they represent a routine ongoing cost of operations of a typical business.

(13)	Represents impairment charges generally incurred in connection with the retirement of products or the abandonment of property and equipment, product development initiatives, or executory contracts.
(14)	Represents the loss on extinguishment of debt that resulted from the Transactions.
(15)	Represents the gain recognized from the sale of the extended care solutions business, which the Joint Venture divested in July 2018.
(16)	Represents contingent consideration adjustments related to business combinations.
(17)

Represents other non-routine adjustments that management believes are not indicative of the Joint Venture’s ongoing operations. The following table shows a breakout of the components of Other non-routine, net:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
		(In millions)
Other Adjustments to EBITDA:
Impairment of contract acquisition costs	$—	$5.2	$—
Non-routine litigation related expenses	12.1	16.8	—
ASC 450 contingencies	—	2.7	—
Other(a)	6.3	9.1	3.5

Total Other non-routine, net:	$18.4	$33.8	$3.5

(a)	Represents other miscellaneous adjustments to exclude the impact of non-routine and other items not reflective of the Joint Venture’s core operations.
(18)

Includes approximately $1.1 million, $15.7 million and $3.9 million of Adjusted EBITDA for the extended care solutions business, which the Joint Venture divested in July 2018 during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

(19)

Represents amortization expense determined in accordance with generally accepted accounting principles. By excluding the impact of amortization expense, the Joint Venture believes that this adjustment and Adjusted Net Income, when considered together with its results of operations presented in accordance with GAAP, provide meaningful information about the performance of its core operations and foster comparability of the Joint Venture’s results. Despite the importance of the Adjusted Net Income measure, including this adjustment, in analyzing the Joint Venture’s business, it has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for net income (loss), cash flow or other methods of analyzing the Joint Venture’s results as reported under GAAP. While amortization is a non-cash charge, the assets being amortized often will have to be replaced in the future and this adjustment does not reflect any cash requirements for replacements of such assets. Total amortization includes $146.5 million, $174.1 million and $16.6 million of amortization of identifiable intangible assets for the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively, that arose from the application of acquisition method accounting following a business combination.

(20)	See the reconciliation of net income (loss) to Adjusted EBITDA above for additional information about these EBITDA adjustments.
(21)

Represents the increase in the income tax provision resulting from the Adjustments to EBITDA and Amortization resulting from acquisition method adjustments, taking into consideration the nature, affected consolidated subsidiary and relevant tax jurisdictions, incremental to the income tax provision (benefit) computed in accordance with GAAP. The increase in income tax provision relating only to EBITDA Adjustments and the elimination of the incremental amortization expense resulting from acquisition method adjustments was $53.8 million, $130.9 million and $64.1 million for the years ended March 31, 2019 and 2018, and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Please see “—Qualified McKesson Exit” for information on how income taxes would be affected following a Qualified McKesson Exit.

(22)

Includes capital expenditures on an incurred basis related to integration activities as well as other operating activities and excludes non-cash activity. Integration capital expenditures include the purchase and development of financial, payroll and human resource systems and telephony related software and hardware. Non-cash activity represents the change in beginning and ending expenditures included in accounts payable and accrued expense in each respective period. The following table shows a breakout of the components of capital expenditures:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
		(In millions)
Capital expenditures:
Integration capital expenditures	$83.8	$17.8	$—
Other operating capital expenditures	181.2	163.7	11.2
Non-cash activity	(18.0)	(14.9)	0.4

Total	$247.0	$166.6	$11.6

Results of Operations

The following table summarizes the Joint Venture’s consolidated results of operations for the years ended March 31, 2019 and 2018, respectively:

	Year Ended March 31,
(in millions)	2019	2018	$ Change	% Change
Revenue
Solutions revenue	$3,043.1	$3,024.4	$18.7	0.6
Postage revenue	238.6	274.4	(35.8)	(13.0)

Total revenue	3,281.7	3,298.8	(17.1)	(0.5)
Operating expenses
Costs of operations (exclusive of depreciation and amortization below)	$1,354.7	$1,407.9	$(53.2)	(3.8)
Research and development	202.2	221.7	(19.5)	(8.8)
Sales, marketing, general and administrative	821.1	749.9	71.2	9.5
Customer postage	238.6	274.4	(35.8)	(13.0)
Depreciation and amortization	278.0	278.4	(0.4)	(0.1)
Accretion and changes in estimate with related parties, net	19.3	(50.0)	69.3	(138.6)
Gain on sale of the Extended Care Business	(111.4)	—	(111.4)
Impairment of long-lived assets and related costs	0.7	0.8	(0.1)	(12.5)

Total operating expenses	$2,803.2	$2,883.1	$(79.9)	(2.8)
Operating income	478.5	415.7	62.8	15.1
Non-operating (income) and expense
Interest expense	325.4	292.5	32.9	11.2
Contingent consideration	(0.8)	—	(0.8)
Other, net	(18.3)	(17.2)	(1.1)	6.4

Non-operating (income) and expense	306.3	275.3	31.0	11.3

Income (loss) before income tax provision (benefit)	172.2	140.4	31.8	22.6
Income tax provision (benefit)	(4.5)	(51.9)	47.4	(91.3)

Net income (loss)	$176.7	$192.3	$(15.6)	(8.1)

As a result of displaying amounts in millions, rounding differences may exist in the table above.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Solutions Revenue

Solutions revenue increased $18.7 million for the year ended March 31, 2019, compared with the same period in the prior year. Factors affecting the Joint Venture’s solutions revenue are described in the various segment discussions below.

Expenses

Costs of Operations

Costs of operations decreased $53.2 million for the year ended March 31, 2019, compared with the same period in the prior year. The decrease in the Joint Venture’s costs of operations is primarily attributable to cost synergies associated with network efficiencies and reduction or elimination of duplicative roles, among other factors. This decrease was partially offset by $5.1 million of incremental costs from recent acquisition and divesture activity.

Research and Development

Research and development expenses decreased $19.5 million for the year ended March 31, 2019, compared with the same period in the prior year. As with cost of operations, the reduction in research and development expense reflects continued synergies associated with reduction or elimination of duplicative roles. In addition, the decrease reflects the absence, in the current period, of $4.0 million of net research and development expenses associated with recent acquisition and divesture activity.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $71.2 million for the year ended March 31, 2019, compared with the same period in the prior year. Selling, general and administrative expense for the year ended March 31, 2019 reflects significant integration related costs, including professional and consulting fees related to rationalizations of information technology, business process re-engineering, implementation of human resource and finance information technology systems, severance and other costs. The growth in such costs in the year ended March 31, 2019, however, reflects the greater maturity of the integration efforts compared to the year ended March 31, 2018 when such efforts had recently commenced.

Customer Postage

Customer postage decreased $35.8 million for the year ended March 31, 2019, compared with the same period in the prior year. Customer postage is affected by the declines in the communication and payment solutions, which were partially offset by the effect of a USPS postage rate increases in January 2018 and January 2019 (e.g. increase in first-class postage rate of 2% and 10%, respectively). Because customer postage is a pass-through cost to the Joint Venture’s customers, however, changes in volume of customer postage generally have no effect on operating income.

Depreciation and Amortization

Depreciation and amortization decreased $0.4 million for the year ended March 31, 2019, compared with the same period in the prior year. Depreciation and amortization was generally affected by routine amortization of tangible and intangible assets existing at March 31, 2018 as well as the routine amortization and depreciation of additions to property, equipment, and software since that date.

Accretion and changes in estimate with related parties, net

Accretion and changes in estimate with related parties, net increased $69.3 million for the year ended March 31, 2019, compared with the same period in the prior year. Accretion is routinely affected by changes in the expected timing or amount of cash flows which may result from various factors, including changes in tax rates. Accretion for the year ended March 31, 2018, however, was discretely affected by the one-time effect ($70.6 million) of lowered income tax rates associated with the Tax Legislation.

Interest expense

Interest expense increased $32.9 million for the year ended March 31, 2019, compared with the same period in the prior year. This increase is primarily attributable to the current rising interest rate environment. While the Joint Venture has interest rate cap agreements in place to limit its exposure to such rising interest rates, such agreements together with its fixed rate notes, effectively fix interest rates for approximately 49% of the Joint Venture’s total indebtedness at March 31, 2019.

Contingent consideration

Contingent consideration reflects changes in the fair value of the Joint Venture’s earnout obligation to the former owners of NDSC. Such amounts may increase or decrease in the future based on changes in the expected amount, timing, and probability of making such payments in the future.

Other, net

Other, net primarily represents income the Joint Venture receives from McKesson and eRx Network related to transitional and other services that it provides them following the closing of the Transactions in March 2017.

Income Tax Provision (Benefit)

The income tax benefit was $4.5 million (effective tax rate of (2.6)%) for the year ended March 31, 2019 as compared to an income tax benefit of $51.9 million (effective tax rate of (36.9)%) for the year ended March 31, 2018. The Joint Venture’s income taxes and related effective tax rate are routinely affected by the Joint Venture’s and its subsidiaries’ legal organization. Certain of the Joint Venture’s subsidiaries are organized as limited liability corporations and report income that is distributed to the Members where it is subject to income taxes. Other subsidiaries are organized as corporations, for which the tax effects are directly reflected in the Joint Venture’s financial statements. Refer to “—Factors Affecting the Joint Venture’s Financial Condition and Results of Operations—Income Taxes” for additional information about changes in the Joint Venture’s income taxes.

In addition to these routine factors, however, income taxes for the year ended March 31, 2018 were affected by the Tax Legislation, which was enacted in December 2017, and lowered the federal corporate tax rate from 35% to 21%. In addition to the ongoing effects of lowered rates in periods subsequent to its enactment, the Joint Venture recognized a one-time tax benefit of $33.0 million during the year ended March 31, 2018 which was primarily related to revaluing deferred tax balances at the lower enacted tax rate.

Solutions Revenue and Adjusted EBITDA

	Year Ended March 31,
			$	%
(in millions)	2019	2018	Change	Change
Solutions revenue (1)
Software and Analytics	$1,596.9	$1,596.7	$0.2	0.0%
Network Solutions	$564.1	$528.4	$35.7	6.8%
Technology-enabled Services	$979.9	$1,000.0	$(20.1)	(2.0)%
Adjusted EBITDA
Software and Analytics	$610.8	$592.7	$18.1	3.1%
Network Solutions	$335.7	$308.6	$27.1	8.8%
Technology-enabled Services	$177.1	$200.1	$(23.0)	(11.5)%

(1)	Includes inter-segment revenue

As a result of displaying amounts in millions, rounding differences may exist in the tables above.

Software and Analytics

Software and Analytics revenue increased $0.2 million for the year ended March 31, 2019, compared with the same period in the prior year. This increase in revenue reflects approximately $57 million of new sales, volume growth and increased revenue related to the acquisition of NDSC in January 2018. The increase in revenue was partially offset by a decrease in revenue of $37.1 million related to the sale of the Joint Venture’s extended care business in July 2018 and a decrease in revenue of $20 million associated with portfolio rationalization in our connected analytics solutions and customer attrition. We refer to our solutions that help providers, payers and pharmacies to better use their health IT data to improve efficiency and effectively manage their complex workflows as connected analytics. Connected analytics contributed 6.1% of the total Software and Analytics revenue during the twelve months ended March 31, 2019 as compared to 7.4% during the twelve months ended March 31, 2018.

Software and Analytics Adjusted EBITDA increased $18.1 million for the year ended March 31, 2019, compared to the same period in the prior year. This increase in Adjusted EBITDA was attributable to $22.5 million of new sales and volume growth, the acquisition of NDSC and productivity improvements resulting from portfolio rationalization in our connected analytics solutions. This increase was partially offset by a $14.6 million decrease in Adjusted EBITDA that resulted from the divestiture of the extended care business. Connected analytics contributed 3.1% of the total Software and Analytics Adjusted EBITDA during the twelve months ended March 31, 2019 as compared to 0.5% during the twelve months ended March 31, 2018.

Network Solutions

Network Solutions revenue increased $35.7 million for the year ended March 31, 2019, compared with the same period in the prior year. Network solutions revenue for the year ended March 31, 2019 primarily reflects increased revenue of $15 million attributable to the implementation of new customers among the business to business payments solutions, MedRx and medical network solutions and increased revenues of $18 million resulting from the expiration of a data solutions contract in the prior year which previously limited the Joint Venture’s ability to directly sell its data solutions services to customers.

Network Solutions Adjusted EBITDA increased by $27.1 million for the year ended March 31, 2019, compared to the same period in the prior year. As described above, Network Solutions revenue was positively affected by the implementation of new customers among the business to business payments, MedRx, and medical network solutions and increased revenues resulting from the expiration of a data solutions contract in the prior year which previously limited the Joint Venture’s ability to directly sell its data solutions services to customers. Adjusted EBITDA similarly increased as a result of these factors as well as cost savings associated with more efficient routing of the Joint Venture’s transaction volumes.

Technology-enabled Services

Technology-enabled Services revenue decreased $20.1 million for the year ended March 31, 2019, compared with the same period in the prior year. Technology-enabled Services revenue for the year ended March 31, 2019 reflects new sales and organic growth of $50.0 million, which was more than offset by $70.0 million of customer attrition (including the Company’s decision to exit certain contracts). Customer attrition for the year ended March 31, 2019 reflects the full current period impact of customer attrition that occurred throughout Fiscal 2018 in the Joint Venture’s physician revenue cycle management and communication and payment services solutions, driven by industry consolidation and aggregation, resulting in a higher customer base for those businesses in the prior year period. While the Joint Venture expects that such consolidation and aggregation will continue in the future, as part of its strategy, the Joint Venture is repositioning certain of its solutions to better address end market dynamics, enhance efficiency and to improve the long-term growth potential of these solutions. Additionally, Technology-enabled Services revenue for the year ended March 31, 2018 reflects the one-time write-off of contract acquisition costs of $5.2 million following the early termination of a customer contract.

Technology-enabled Services Adjusted EBITDA decreased $23.0 million for the year ended March 31, 2019, compared to the same period in the prior year. Technology-enabled Services Adjusted EBITDA for the year ended March 31, 2019 reflects the decrease in Technology-enabled Services revenue and increased costs associated with repositioning certain of our physician revenue cycle management and communication and payment solutions, which were partially offset by cost savings from the Joint Venture’s post-contribution cost synergy initiatives.

Significant Changes in Assets and Liabilities

Within the Joint Venture’s network solutions business, the Joint Venture regularly receives funds from certain pharmaceutical industry participants in advance of its obligation to remit these funds to participating retail pharmacies. Such funds are not restricted; however, these funds are generally paid out in satisfaction of the processing obligations within three business days of their receipt. At the time of receipt, the Joint Venture records a corresponding liability within accrued expenses on its consolidated balance sheets. At March 31, 2019, the Joint Venture reported $7.4 million of such pass-through payment obligations which were subsequently paid in the first week of April 2019. At March 31, 2018, the Joint Venture reported $4.5 million of such pass-through payment obligations.

Further, as noted in Recent Developments above, in July 2018, certain of the Joint Venture’s affiliates sold all of the membership interests of the Joint Venture’s extended care business, (a component of the software and analytics reportable segment) for net cash proceeds of $159.9 million, subject to certain post-closing adjustments including for working capital. A portion of the proceeds from this disposal transaction were used to voluntarily prepay two years of annual debt principal amortization ($102.0 million) under the Joint Venture’s Term Loan Facility.

Year Ended March 31, 2018 Compared to Period from June 17, 2016 (inception) to March 31, 2017

The following table summarizes the Joint Venture’s consolidated results of operations for the year ended March 31, 2018 and for the period from June 17, 2016 (inception) to March 31, 2017, respectively:

		Period from
		June 17, 2016
	Year Ended	(inception) to	$	%
(in millions)	March 31, 2018	March 31, 2017	Change	Change
Revenue
Solutions revenue	$3,024.4	$283.5	$2,740.9	966.8
Postage revenue	274.4	26.1	248.3	951.3

Total revenue	3,298.8	309.6	2,989.2	965.5
Operating expenses
Costs of operations (exclusive of depreciation and amortization below)	1,407.9	133.7	1,274.2	953.0
Research and development	221.7	22.6	199.1	881.0
Sales, marketing, general and administrative	749.9	109.9	640.0	582.3
Customer postage	274.4	26.1	248.3	951.3
Depreciation and amortization	278.4	26.5	251.9	950.6
Accretion and changes in estimate with related parties, net	(50.0)	(24.5)	(25.5)	104.1
Impairment of long-lived assets and other exit related costs	0.8	48.7	(47.9)	(98.4)

Total operating expenses	2,883.1	343.0	2,540.1	740.6
Operating income	415.7	(33.4)	449.1	1,344.6
Non-operating (income) and expense
Interest expense	292.5	22.4	270.1	1,205.8
Loss on extinguishment of debt	—	70.1	(70.1)	(100.0)
Other, net	(17.2)	(1.3)	(15.9)	1,223.1

Non-operating (income) and expense	275.3	91.2	184.1	201.9
Income (loss) before income tax provision (benefit)	140.4	(124.6)	265.0	212.7
Income tax provision (benefit)	(51.9)	(41.0)	(10.9)	26.6

Net income (loss)	$192.3	(83.6)	275.9	330.0

As discussed in the accompanying notes to the condensed consolidated financial statements appearing elsewhere in this prospectus, no substantive assets or operations were contributed to the Joint Venture until March 2017. As a result, no comparative financial information is available for any periods prior to March 2017.

Solutions Revenue

Factors affecting the Joint Venture’s solutions revenue are described in the various segment discussions below.

Expenses

Costs of Operations

Costs of operations were $1,407.9 million and $133.7 million, or 46.6% and 47.2% of solutions revenue for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Cost of operations for the twelve months ended March 31, 2018 reflect severance costs associated with a May 2017 reduction in force. Cost of operations for the period from June 17, 2016 (inception) to March 31, 2017 reflects one month of routine operations.

Research and Development

Research and development expenses were $221.7 million and $22.6 million for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Research and development expense for the twelve months ended March 31, 2018 reflects the absence of approximately $4.2 million of software maintenance costs associated with a software license that was abandoned in March 2017. Additionally, as with cost of operations, research and development expenses for the twelve months ended March 31, 2018 reflect severance costs associated with a May 2017 reduction in force, the benefit of which was reflected in the financial statements for the remainder of the twelve months ended March 31, 2018.

Selling, General and Administrative Expense

Selling, general and administrative expenses were $749.9 million and $109.9 million for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Selling, general and administrative expense for the twelve months ended March 31, 2018 reflect significant integration related costs, including professional and consulting fees related to rationalizations of information technology, business process re-engineering, implementation of human resource and finance information technology systems, severance and other costs. In addition to these integration related costs, the Joint Venture is incurring significant costs ($26.6 million for the twelve months ended March 31, 2018) related to efforts to design, plan for and implement new business processes associated with the upcoming adoption of ASU 2014-09, which it has adopted effective April 1, 2019. Selling, general and administrative expenses for the period from June 17, 2016 (inception) to March 31, 2017 were affected by non-recurring costs related to the Transactions.

Customer Postage

Customer postage was $274.4 million and $26.1 million for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Customer postage is affected by the changes in volume in the communication and payment solutions. Because customer postage is a pass-through cost to the Joint Venture’s customers, however, changes in volume of customer postage generally have no effect on operating income.

Depreciation and Amortization

Depreciation and amortization was $278.4 million and $26.5 million for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Depreciation and amortization for the twelve months ended March 31, 2018 was generally affected by the effect of the NDSC acquisition, the routine amortization of tangible and intangible assets existing at March 31, 2017, as well as the routine amortization and depreciation of additions to property, equipment, and software since that date, partially offset by the effect of certain intangible assets becoming fully amortized during the period. Depreciation and amortization for the period from June 17, 2016 (inception) to March 31, 2017 reflects only routine depreciation and amortization.

Accretion and changes in estimate, net

Accretion and changes in estimate, net was a benefit of $50.0 million and $24.5 million for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Accretion is routinely affected by changes in the expected timing or amount of cash flows which may result from various factors, including changes in tax rates.

Accretion and changes in estimate, net for the twelve months ended March 31, 2018 was affected by the Tax Legislation, the finalization of the valuation of the 2017 Tax Receivable Agreement and other matters. As a result of the Tax Legislation, the federal corporate income tax rate was reduced effective January 1, 2018. Because amounts due under the tax receivable agreements fluctuate with such changes in tax rates, among other factors, the decrease in the federal corporate income tax rate resulted in a corresponding decrease in the tax receivable agreements obligations. As a result, the Joint Venture recognized a change in estimate (increase to operating income) of $88.8 million as a result of this change in the federal corporate income tax rate.

With respect to the finalization of the valuation of the 2017 Tax Receivable Agreement and other matters, the Joint Venture recognized a change in estimate (decrease to operating income) of $19.9 million during the twelve months ended March 31, 2018.

Accretion and changes in estimate, net for the period from June 17, 2016 (inception) to March 31, 2017 was affected by the covered change in control provisions of the 2009-2011 Tax Receivable Agreements that were triggered by the Transactions. As a result of this covered change of control, payments the Joint Venture makes under the 2009-2011 Tax Receivable Agreements are required to be calculated using certain valuation assumptions, including that the Joint Venture will have sufficient taxable income to use the applicable tax attributes and that certain of such tax attributes will be used on a pro rata basis from the date of the Transactions (or in certain cases from the date of certain previous transactions) through the expiration of the applicable tax attribute. As a result of the change in assumed valuation assumptions, the Joint Venture recognized a change in estimate (decrease to the pretax loss) of $26.5 million for the period from June 17, 2016 (inception) to March 31, 2017.

Interest expense

Interest expense was $292.5 million and $22.4 million for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Interest expense for the twelve months ended March 31, 2018 was primarily impacted by changes in LIBOR.

Other, net

Other, net primarily represents income the Joint Venture receives from McKesson and eRx Network related to transitional and other services that it provides them following the closing of the Transactions in March 2017.

Loss on extinguishment of debt

The loss on extinguishment of debt resulted from the refinancing of prior debt in connection with the Transactions.

Income Tax Provision (Benefit)

The income tax benefit was $51.9 million and $41.0 million (which resulted in effective income tax rates of (36.9)% and 32.9% for the twelve months ended March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture’s income taxes and related effective tax rate are routinely affected by the Joint Venture’s and its subsidiaries’ legal organization. Certain of the Joint Venture’s subsidiaries are organized as limited liability corporations and report income that is distributed to the Members where it is subject to income taxes. Other subsidiaries are organized as corporations and report losses for which the tax effects are directly reflected in the Joint Venture’s financial statements.

In addition to these routine factors, however, income taxes for the twelve months ended March 31, 2018 were affected by the Tax Legislation, which was primarily associated with the re-measurement of deferred tax balances using the recently enacted tax rates. Income taxes for the twelve months ended March 31, 2018 were further affected by the finalization of a valuation of the 2017 Tax Receivable Agreement, changes in state apportionment and the release of state valuation allowances following implementation of certain tax planning strategies.

Solutions Revenue and Adjusted EBITDA

		Period from
	Year Ended	June 17, 2016 (inception) to	$	%
(in millions)	March 31, 2018	March 31, 2017	Change	Change
Solutions revenue
Software and Analytics	$1,596.7	$152.8	$1,443.9	945.0%
Network Solutions	528.4	47.9	480.5	1003.1%
Technology-enabled Services	1,000.0	91.6	908.4	991.7%
Adjusted EBITDA
Software and Analytics	592.7	49.2	543.5	1104.7%
Network Solutions	308.6	24.9	283.7	1139.4%
Technology-enabled Services	200.1	18.4	181.7	987.5%

Software and Analytics

Software and Analytics revenue for the twelve months ended March 31, 2018 was driven by strong volumes among the network and financial management, chart retrieval and clinical review and member engagement solutions, partially offset by lengthened sales cycles in the imaging, workflow and care solutions business as customers awaited further clarity regarding reimbursement models under the Patient Protection and Affordable Care Act (“ACA”). Other solutions in this portfolio remained relatively stable. Connected analytics contributed 7.4% of the total Software and Analytics revenue during the twelve months ended March 31, 2018.

Software and Analytics Adjusted EBITDA reflects a combination of the impact of financial management solutions and organic revenue growth across other solutions as well as the impact of cost reduction initiatives. Connected analytics contributed 0.5% of the total Software and Analytics Adjusted EBITDA during the twelve months ended March 31, 2018.

Network Solutions

Network Solutions revenue for the twelve months ended March 31, 2018 reflects a shift from one-time perpetual analytics software to SaaS-based solutions and the sunset of certain products. These revenue challenges were partially offset by new sales and implementations among the data solutions business which were facilitated by the expiration of the HLTH data sublicense agreement during the twelve months ended March 31, 2018. Following the termination of this HLTH data sublicense agreement, customers that previously received the Joint

Venture’s services indirectly through HLTH, and for which the Joint Venture was only entitled to a royalty from HLTH, are being transitioned to direct customer relationships with the Joint Venture for which the Joint Venture is entitled to the full amount of revenue.

Network Solutions revenue was affected by a shift from on-premise analytics software to SaaS-based solutions as well as the sunset of certain products within its clinical network solutions. The related effects on adjusted EBITDA, however, were largely mitigated by new revenue in the data solutions business as well as cost reductions resulting from headcount rationalization, rebate savings and other operational efficiency initiatives.

Technology-enabled Services

Technology-enabled Services revenue reflects the one-time write-off of a contract asset of $5.2 million following a customer’s early termination of its contract. Apart from this one-time write-off, revenues reflect decreased volumes in the Joint Venture’s physician revenue cycle management and communication and payment services solutions which are each partially attributable to customer attrition resulting from industry consolidation.

Technology-enabled Services revenue was affected by decreased volumes in the physician revenue cycle management and communication and payment services solutions. Adjusted EBITDA was similarly affected by these factors and further impacted by costs incurred to modernize the Joint Venture’s technology, make processes more efficient, and improve the customer experience.

Significant Changes in Assets and Liabilities

In July 2017, the Joint Venture paid $126.0 million in settlement of its working capital and related obligations to McKesson in connection with the Transactions.

Selected Quarterly Segment Results

The following table sets forth selected unaudited quarterly segment statements of operations data of Change Healthcare LLC for each of the eight quarters beginning with the three months ended June 30, 2017. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and in the opinion of management, reflects all normal recurring adjustments necessary for the fair statement of the segment results for these periods. This data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of the Joint Venture’s results of operations to be expected for any future period.

	Quarter Ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Segment revenue
Software and Analytics	$423.8	$390.4	$384.9	$397.8	$416.2	$395.7	$385.2	$399.5
Network Solutions	141.2	145.4	138.5	139.0	137.2	131.6	129.0	130.5
Technology-enabled Services	238.2	249.7	239.8	246.2	242.3	246.3	249.4	262.0
Postage Revenue	57.9	58.8	62.4	65.6	69	65.7	67.9	71.8
Corporate Eliminations (1)	(24.6)	(22.4)	(25.5)	(25.4)	(23.6)	(26.2)	(25.3)	(25.4)

Net revenue (2)	$836.5	$821.9	$800.1	$823.2	$841.1	$813.1	$806.2	$838.4

Segment Adjusted EBITDA (3)(4)
Software and Analytics	$178.4	$150.7	$139.4	$142.3	$159.8	$152.2	$139.9	$140.8
Network Solutions	$82.8	$87.7	$83.0	$82.3	$81.8	$76.6	$75.1	$75.1
Technology-enabled Services	$42.4	$44.6	$39.8	$50.3	$44.7	$48.9	$49.9	$56.6

(1)	Corporate and eliminations includes customer postage consolidating adjustments and eliminations.

(2)

Total revenue in the periods presented include revenue associated with the Joint Venture’s extended care business which was divested in July 2018, the inclusion of which we believe is not reflective of the Joint Venture’s ongoing operations. Such amounts are summarized in the table below:

	Quarter Ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Extended care business revenue	$-	$-	$-	$(9.2)	$(11.1)	$(11.5)	$(11.6)	$(12.1)

Total revenue in the periods presented was also impacted in the periods presented by certain other items that we believe are not reflective of the Joint Venture’s ongoing operations. Examples of such items include the effect of acquisition method accounting adjustments and the impairment of contract acquisition costs following the early termination of a customer contract. The impact of these additional items was a net decrease (increase) to total revenue in each period as follows:

	Quarter Ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Other revenue adjustments	$0.4	$0.8	$1.7	$2.0	$2.4	$-	$5.2	$-

(3)

Segment Adjusted EBITDA does not reflect $46.4 million, $48.9 million, $46.3 million, $47.1 million, $36.5 million, $41.7 million, $45.1 million, and $34.2 million of corporate and eliminations for the fiscal quarters ended March 31, 2019, December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018, December 31, 2017, September 30, 2017 and June 30, 2017, respectively, which are not directly applicable to any segment.

(4)

Includes approximately $0.0 million, $0.0, $(0.4) million, $1.5 million, $3.7 million, $3.8 million and $3.8 million and $4.4 million of Adjusted EBITDA for the extended care solutions business, which the Joint Venture divested in July 2018, for the fiscal quarters ended March 31, 2019, December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018, December 31, 2017, September 30, 2017 and June 30, 2017, respectively.

Liquidity and Capital Resources

Overview

The Joint Venture’s principal sources of liquidity are cash flows provided by operating activities, cash and cash equivalents on hand, and its Revolving Credit Facility. The Joint Venture’s principal uses of liquidity are working capital, capital expenditures, debt service, business acquisitions and other general corporate purposes. The Joint Venture anticipates that its cash on hand, cash generated from operations and funds available under the Revolving Credit Facility will be sufficient to fund the Joint Venture’s planned capital expenditures, debt service obligations, business acquisitions and operating needs. The Joint Venture may, however, elect to raise funds through debt or equity financing in the future to fund significant investments or acquisitions that are consistent with its growth strategy.

Cash, cash equivalents and restricted cash totaled $48.9 million and $50.0 million at March 31, 2019 and 2018, respectively, of which $28.1 million and $23.7 million was held outside the United States. As of March 31, 2019, no amounts had been drawn under the Revolving Credit Facility and the Joint Venture could have borrowed up to the additional $495.1 million available. The Joint Venture also has the ability to borrow up to an additional $1,080.0 million, or such amount that the senior secured net leverage ratio does not exceed 4.9 to 1.0, whichever is greater, under the Senior Secured Credit Facilities, subject to certain additional conditions and commitments by existing or new lenders to fund any additional borrowings.

Cash, cash equivalents and restricted cash totaled $50.0 million and $188.1 million at March 31, 2018 and 2017, respectively, of which $23.7 million and $28.9 million was held outside the United States. As of March 31, 2018, no amounts had been drawn under the Revolving Credit Facility and the Joint Venture could have borrowed up to the additional $494.8 million available. The Joint Venture also has the ability to borrow up to an additional $1,080.0 million, or such amount that the senior secured net leverage ratio does not exceed 4.9 to 1.0, whichever is greater, under the Senior Secured Credit Facilities, subject to certain additional conditions and commitments by existing or new lenders to fund any additional borrowings.

The balance retained in cash and cash equivalents is consistent with the Joint Venture’s short-term cash needs and investment objectives. The Joint Venture may be required to make additional principal payments on the Term Loan Facility based on excess cash flows of the prior year, as defined in the credit agreement governing the Term Loan Facility.

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 to March 31, 2017
(in millions)
Cash provided by (used in) operating activities	$287.7	$324.8	$(40.7)
Cash provided by (used in) investing activities	(105.7)	(260.7)	(11.2)
Cash provided by (used in) financing activities	(182.1)	(197.5)	240.1
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(1.0)	(4.7)	(0.2)

Net change in cash, cash equivalents and restricted cash	$(1.1)	$(138.1)	$188.0

Operating Activities

Cash provided by operating activities is primarily affected by operating income, including the impact of debt service payments, integration related costs and the timing of collections and related disbursements. Cash provided by operating activities includes $3.0 million as a source of cash and $1.1 million as a use of cash for the years ended March 31, 2019 and 2018, respectively, related to pass-through funds.

Investing Activities

Cash used in investing activities reflects routine capital expenditures related to purchase of property and equipment and the development of software as well as the acquisition of NDSC in January 2018. For the year ended March 31, 2019, cash used in investing activities also reflects proceeds from the sale of the Joint Venture’s extended care business, cash used to purchase an investment in preferred stock, and expenditures related to significant software development efforts necessary to integrate the contributed businesses.

Financing Activities

Cash used in financing activities reflects cash payments under the Term Loan Facility, advances to the Joint Venture’s members to fund their respective income tax obligations, payment of a working capital settlement to McKesson, payments under the Joint Venture’s interest rate cap agreements, and payments for deferred financing obligations.

Capital Expenditures

The Joint Venture incurs capital expenditures to grow its business by developing new and enhanced capabilities, to increase the effectiveness and efficiency of the organization and to reduce risks. The Joint Venture incurs capital expenditures for product development, disaster recovery, security enhancements, regulatory compliance and the replacement and upgrade of existing equipment at the end of its useful life.

Debt

Senior Secured Credit Facilities and Senior Notes

In March 2017, the Joint Venture entered into the $5,100.0 million Term Loan Facility, and the $500.0 million Revolving Credit Facility. Additionally, the Joint Venture issued $1,000.0 million of 5.75% Senior Notes due 2025. No amounts were drawn against the Revolving Credit Facility as of March 31, 2019.

Hedge

From time to time, the Joint Venture executes interest rate cap agreements with various counterparties that effectively cap its LIBOR exposure on a portion of its existing Term Loan Facility or similar replacement debt. The following table summarizes the terms of the Joint Venture’s interest rate cap agreements at March 31, 2019 (in millions).

Effective Date	Expiration Date	Notional Amount	Receive LIBOR Exceeding (1)	Pay Fixed Rate
March 31, 2017	March 31, 2020	$650.0	1.25%	0.56%
March 31, 2017	March 31, 2020	$750.0	1.00%	0.82%
August 31, 2018	March 31, 2020	$500.0	1.00%	1.82%
March 31, 2020	December 31, 2021	$1,500.0	1.00%	1.82%

(1)	All based on 1-month LIBOR, except the $650.0 million tranche which receives based on 3-month LIBOR.

In each case, the Joint Venture has designated these cap agreements as cash flow hedges.

The interest rate caps are recorded on the balance sheet at fair value. Changes in the fair value of the interest rate cap agreements are recorded in other comprehensive income.

In accordance with ASC 815, the fair value of the interest rate caps at inception is reclassified from other comprehensive income to interest expense in the same period the interest expense on the underlying hedged debt impacts earnings. Any payments the Joint Venture receives to the extent LIBOR exceeds the specified cap rate is also reclassified from other comprehensive income to interest expense in the period received.

In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Alternative Reference Rates Committee (“ARRC”) has proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. ARRC has proposed a paced market transition plan to SOFR from USD-LIBOR and organizations are currently working on industry wide and company specific transition plans as it relates to derivatives and cash markets exposed to USD-LIBOR. The Joint Venture has material contracts that are indexed to USD-LIBOR and is monitoring this activity and evaluating the related risks.

Effect of Certain Debt Covenants

A breach of any of the covenants under the agreements governing the Joint Venture’s debt could limit its ability to borrow funds under the Term Loan Facility and could result in a default under the Term Loan Facility. Upon the occurrence of an event of default under the Term Loan Facility, the lenders could elect to declare all amounts then outstanding to be immediately due and payable, and the lenders could terminate all commitments to extend further credit. If the Joint Venture was unable to repay the amounts declared due, the lenders could proceed against any collateral granted to them to secure that indebtedness.

With certain exceptions, the Term Loan Facility obligations are secured by a first-priority security interest in substantially all of the assets of the Joint Venture, including its investment in subsidiaries. The Term Loan Facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. The senior secured net leverage ratio test must be met as a condition to incur additional indebtedness, but otherwise is applicable only to the extent that amounts drawn on the Revolving Credit Facility exceed $175.0 million at the end of the fiscal quarter. As of March 31, 2019, the Joint Venture was in compliance with all debt covenants.

The Joint Venture’s ability to meet its liquidity needs depends on its subsidiaries’ earnings and cash flows, the terms of the Joint Venture’s and its subsidiaries’ indebtedness, and other contractual restrictions. Except for certain permitted distributions, the Joint Venture is generally not permitted to make any distribution to its members.

See Note 10, Long-term Debt, and Note 11, Interest Rate Cap Agreements, within the Joint Venture’s consolidated financial statements appearing elsewhere in this prospectus for additional information about the Joint Venture’s debt and interest rate cap agreements.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, within the Joint Venture’s consolidated financial statements appearing elsewhere in this prospectus for information about recent accounting pronouncements and the potential impact on the Joint Venture’s consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires the Joint Venture to make estimates and assumptions that affect reported amounts and related disclosures. The Joint Venture considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been made could have a material impact on the Joint Venture’s consolidated results of operations and financial condition.

The following discussion of critical accounting estimates is not intended to be a comprehensive list of all of the Joint Venture’s accounting policies that require estimates and highlights only those policies that involve estimates that it believes entail a higher degree of judgment and complexity. The Joint Venture believes the current assumptions and other considerations used to estimate amounts reflected in the Joint Venture’s consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the Joint Venture’s consolidated financial statements, the resulting changes could have a material adverse effect on the Joint Venture’s consolidated results of operations and financial condition.

The discussion that follows presents information about the Joint Venture’s critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate:

Revenue Recognition

The Joint Venture generates most of its solutions revenue by using technology solutions to provide services to its customers that automate and simplify business and administrative functions for payers, providers and pharmacies and through the licensing of software, software systems (consisting of software, hardware and maintenance support) and content.

Revenue for the Joint Venture’s revenue cycle management outsourcing services is generally based on a percentage of collections by the Joint Venture’s customers, and recognized in the same period as the collections occur.

The Joint Venture records as revenue the gross amount it receives from customers for postage fees. Revenue is recorded on a gross basis because the Joint Venture is acting as a principal in the transaction as it establishes pricing for such services, is the primary obligor to its customers and assumes credit risk for amounts billed to its customers.

The Joint Venture excludes sales and use tax from revenue in the accompanying consolidated statements of operations of the Joint Venture.

The Joint Venture engages in multiple-element arrangements, which may contain any combination of software, hardware, implementation, SaaS-based offerings, consulting services or maintenance services. For multiple-element arrangements that do not include software, revenue is allocated to the separate elements based on their relative selling price and recognized in accordance with the revenue recognition criteria applicable to each element. Relative selling price is determined based on vendor specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”), if VSOE of selling price is not available, or estimated selling price, if neither VSOE of selling price nor TPE is available. For multiple-element arrangements accounted for in accordance with specific software accounting guidance when some elements are delivered prior to others in an arrangement and VSOE of fair value exists for the undelivered elements, revenue for the delivered elements is recognized upon delivery of such items. The Joint Venture establishes VSOE for hardware and implementation and consulting services based on the price charged when sold separately, and for maintenance services based on substantive renewal rates offered to customers. Revenue for the software element is recognized under the residual method only when fair value has been established for all of the undelivered elements in an arrangement. If fair value cannot be established for any undelivered element, all of the arrangement’s revenue is deferred until the delivery of the last element commences or until the fair value of the undelivered element is determinable. For multiple-element arrangements with both software elements and non-software elements, arrangement consideration is allocated between the software elements as a whole and non-software elements. The Joint Venture then further allocates consideration to the individual elements within the software group, and revenue is recognized for all elements under the applicable accounting guidance and the Joint Venture’s policies described above.

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenue in the accompanying consolidated balance sheets of the Joint Venture.

Business Combinations

The Joint Venture recognizes the consideration transferred (i.e. purchase price) in a business combination as well as the acquired business’ identifiable assets, liabilities and noncontrolling interests at their acquisition date fair value. The excess of the consideration transferred over the fair value of the identifiable assets, liabilities and noncontrolling interest, if any, is recorded as goodwill. Any excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, is generally recognized within earnings as of the acquisition date. To the extent that the Joint Venture’s initial accounting for a business combination is incomplete at the end of a reporting period, provisional amounts are reported for those items which are incomplete. The Joint Venture adjusts such provisional amounts in the reporting period in which the adjustment amounts are determined.

The fair value of the consideration transferred, assets, liabilities and noncontrolling interests is estimated based on one or a combination of income, cost or market approaches as determined based on the nature of the asset or liability and the level of inputs available to the Joint Venture (i.e., quoted prices in an active market, other observable inputs or unobservable inputs). With respect to assets, liabilities and noncontrolling interest, the determination of fair value requires management to make subjective judgments as to projections of future operating performance, the appropriate discount rate to apply, long-term growth rates, etc. The effect of these judgments then impacts the amount of the goodwill that is recorded and the amount of depreciation and amortization expense to be recognized in future periods related to tangible and intangible assets acquired.

With respect to the consideration transferred, certain of the Joint Venture’s acquisitions may include contingent consideration, the fair value of which is generally required to be measured each quarter until resolution of the contingency. In addition to the judgments applicable to valuing tangible and intangible assets, the determination of the fair value of the attainment of certain specified financial performance measures requires management to make subjective judgments as to the probability and timing of the attainment of certain specified financial performance measures. The determination of the fair value of the contingent consideration is particularly sensitive to judgments relative to the probability of achieving the specified financial performance measures.

Goodwill and Intangible Assets

Goodwill and intangible assets from the Joint Venture’s acquisitions are accounted for using the acquisition method of accounting. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets generally as follows:

Customer relationships	3-20 years
Tradenames	5-20 years
Non-compete agreements	3-5 years
Technology-based intangible assets	5-10 years

With respect to intangible assets (excluding goodwill), the Joint Venture reviews for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For those assets that are held and used, the Joint Venture recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measure the impairment loss based on the difference between the carrying amount and fair value. Assets held for sale are reported at the lower of cost or fair value less costs to sell.

The Joint Venture assesses its goodwill for impairment annually (as of January 1 of each year) or whenever significant indicators of impairment are present. The Joint Venture first assesses whether it can reach a more likely than not conclusion that goodwill is not impaired via qualitative analysis alone. To the extent such a conclusion cannot be reached based solely on a qualitative assessment, the Joint Venture (using the assistance of a valuation specialist as appropriate) compares the fair value of each reporting unit to its associated carrying value. The Joint Venture will generally recognize an impairment charge for the amount, if any, by which the carrying amount of the reporting unit exceeds its fair value.

The Joint Venture has identified software and analytics, imaging, workflow and care solutions, network solutions and technology-enabled services as its reporting units. For reporting purposes, software and analytics and imaging, workflow and care solutions are aggregated into a single reportable segment.

When necessary, the Joint Venture estimates the fair value of its reporting units using a methodology that considers both income and market approaches. Each approach requires the use of certain assumptions. The income approach requires management to exercise judgment in making assumptions regarding the reporting unit’s future income stream, a discount rate and a constant rate of growth after the initial forecast period utilized. These assumptions are subject to change based on business and economic conditions and could materially affect the indicated values of the Joint Venture’s reporting units.

The market approach requires management to exercise judgment in its selection of guideline companies, as well in its selection of the most relevant transaction multiple. Guideline companies selected are comparable to the Joint Venture in terms of product or service offerings, markets and/or customers, among other characteristics.

For fiscal 2019, the Joint Venture used a qualitative approach to conclude that there was no impairment of the goodwill of any of the Joint Venture’s reporting units.

Income Taxes

The Joint Venture records deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities, as well as differences related to the timing of recognition of income and expenses.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Joint Venture’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, reversing taxable temporary differences, unsettled circumstances that, if unfavorably resolved would adversely affect utilization of the Joint Venture’s deferred tax assets, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Joint Venture recognizes tax benefits for uncertain tax positions at the time that it concludes the tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The benefit, if any, is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the more likely than not standard, are resolved through negotiation or litigation with the taxing authority or on expiration of the statute of limitations.

Tax Receivable Agreement Obligations

The Joint Venture is a party to certain tax receivable agreements that generally obligate it to make payments to one or a combination of Blackstone, Hellman & Friedman, McKesson, and current or former members of management, equal to 85% of the applicable cash savings that the Joint Venture realizes as a result of tax attributes arising, in certain cases, from the Transactions, and in other cases, from prior transactions.

For the tax receivable agreements originally executed at or immediately prior to the Transactions, the Joint Venture’s balance sheet reflects these obligations at the amount that is both probable and reasonably estimable without discount for the time value of money. Such amounts are subject to change upon future changes in tax rates.

For the 2009-2011 Tax Receivable Agreements, Legacy CHC’s balance sheet historically reflected these obligations at the amount that was both probable and reasonably estimable. In connection with a prior business combination, these prior tax receivable agreement obligations were adjusted to their fair value at that time. In March 2017, the Joint Venture assumed these obligations and initially recognized them at their historical carrying values, which the Joint Venture is accreting to the total value of expected payments over the terms of these agreements. As a result of the change in control that resulted from the Transactions, payments under these agreements are now required to be calculated using certain valuation assumptions, including that the Joint Venture will have sufficient taxable income to use the applicable tax attributes and that certain of such tax attributes will be used by the Joint Venture on a pro rata basis from the date of the Transactions (or in certain cases, from the date of certain previous transactions) through the expiration of the applicable tax attribute. The effect of this change in control is that future changes in estimate related to these obligations are expected to result only from changes in the underlying tax rates.

Accretion and changes in estimates with related parties related to these obligations are classified as a separate caption on the Joint Venture’s consolidated statement of operations.

Summary Disclosure about Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table presents certain minimum payments due under contractual obligations with minimum firm commitments as of March 31, 2019:

		Payments by Period
		Total	Less than 1 year	1-3 years	3-5 years	After 5 years
		(in millions)
Senior Secured Credit Facilities and other long-term obligations	(1)	$4,901.1	$2.8	$53.3	$4,845.0	$—
Senior Notes	(2)	1,000.0	—	—	—	1,000.0
Expected interest	(3)	1,596.0	313.0	618.0	607.0	58.0
2009-2011 Tax Receivable Agreements	(4)	223.0	26.1	38.5	38.9	119.5
2017 Tax Receivable Agreement	(5)	116.8	1.0	2.4	61.0	52.4
Operating lease obligations	(6)	141.0	39.1	57.7	28.4	15.8
Contingent consideration obligation	(7)	3.1	0.2	2.9	—	—
Purchase obligations and other	(8)	1,282.0	251.0	365.0	236.0	430.0

Total contractual obligations	(9)	$9,263.0	$633.2	$1,137.8	$5,816.3	$1,675.7

(1)	Represents the principal amount of indebtedness under the Senior Secured Credit Facilities and the Joint Venture’s deferred financing obligations.
(2)	Represents the principal amount of indebtedness under the Senior Notes without reduction for any original issue discount.

(3)

Consists of interest payable under the Senior Secured Credit Facilities and Senior Notes. Interest related to the Senior Secured Credit Facilities is based on the Joint Venture’s interest rates in effect as of March 31, 2019 and assumes that the Joint Venture makes payments of quarterly installments of 1% of the original principal amount until their maturity. Because the interest rates under the Senior Secured Credit Facilities are variable, actual payments may differ.

(4)	Represents expected amounts due without reduction for any fair value adjustments recognized in prior acquisition method accounting.
(5)

Represents expected amounts due. The timing and/or amount of the aggregate payments due, however, may vary based on a number of factors, including differences in the expected and actual utilization of prior net operating losses and changes in the tax rate then applicable, whether due to statutory changes or changes in apportionment.

(6)	Represents amounts due under existing operating leases related to the Joint Venture’s offices and other facilities.
(7)

Contingent consideration transferred in connection with acquisitions includes a contingent obligation to make additional payments based on the achievement of certain future performance objectives. Because the ultimate timing and amount of payments are dependent on the outcome of future events, the timing and/or amount of these additional payments may vary from this estimate.

(8)

Represents contractual commitments under the Wipro Agreement, the management services agreement the Joint Venture entered into with affiliates of McKesson and the Sponsors in connection with the Transactions, certain telecommunication and other supply contracts and certain other obligations. Where the Joint Venture’s purchase commitments are cumulative over a period of time (i.e., no specified annual commitment), the table above assumes such commitments will be fulfilled on a ratable basis over the commitment period. If the Joint Venture terminates the Wipro Agreement, it will be responsible for the greater of (i) a termination fee equal to 25% of the remaining unspent $1 billion minimum commitment and (ii) the remaining unrecovered costs incurred by Wipro in connection with its performance under the agreement. As of March 31, 2019, the Joint Venture estimates that the termination fee would have been approximately $244.8 million.

(9)

Total contractual obligations exclude liabilities for the McKesson Tax Receivable Agreement due to the high degree of uncertainty regarding the ultimate amount, if any, and timing of future cash payments. Payments under this agreement will not begin unless or until McKesson ceases to own at least 20% of the Joint Venture.

See the notes to the Joint Venture consolidated financial statements included elsewhere in this prospectus for additional information related to the Joint Venture’s operating leases and other commitments and contingencies.

Off-Balance Sheet Arrangements

As of March 31, 2019, the Joint Venture had no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

The Joint Venture has interest rate risk primarily related to borrowings under the Senior Secured Credit Facilities. Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the Company’s option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (which is subject, solely in the case of the Term Loan Facility, to a floor of 1.00% per annum and, solely in the case of the Revolving Credit Facility, to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as publicly announced by the administrative agent as its prime rate, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (which may be subject, solely in the case of the Term Loan Facility, to a floor of 2.00% per annum), in each case, plus an applicable margin. The applicable margin for loans under the Revolving Credit Facility is subject to reduction after the completion of the Company’s first full fiscal quarter after the closing of its Senior Secured Credit Facilities based upon its consolidated first lien net leverage ratio as well as following a Qualified IPO.

As of March 31, 2019, the Joint Venture had outstanding borrowings of $4,896.0 million (before unamortized debt discount) under the Senior Secured Credit Facilities. The LIBOR-based interest rate on the Term Loan Facility and the Revolving Credit Facility were each LIBOR plus 2.75%. The Term Loan Facility is subject to a LIBOR floor of 1.0% and there is no LIBOR floor on the Revolving Credit Facility.

The Joint Venture manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. Specifically, the Joint Venture enters into interest rate cap agreements to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Joint Venture’s interest rate cap agreements are used to manage differences in the amount, timing and duration of its known or expected cash receipts and its known or expected cash payments principally related to its borrowings. As of March 31, 2019, the Joint Venture’s outstanding interest rate cap agreements were designated as cash flow hedges of interest rate risk and were determined to be highly effective.

A change in interest rates on variable rate debt may impact its pretax earnings and cash flows. Based on the Joint Venture’s outstanding debt as of March 31, 2019, and assuming that its mix of debt instruments, interest rate cap agreements and other variables remain the same, the annualized effect of a one percentage point change in variable interest rates would be an approximately $30.0 million impact on pretax net earnings.

In the future, in order to manage the Joint Venture’s interest rate risk, it may refinance its existing debt, enter into additional interest rate cap agreements, modify its existing interest rate cap agreements or make changes that may impact its ability to treat its interest rate cap agreements as a cash flow hedge. However, the Joint Venture does not intend or expect to enter into derivative or interest rate cap agreement transactions for speculative purposes.

Legacy CHC

References in this discussion and analysis to Legacy CHC refer to Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) and its consolidated subsidiaries.

Overview

Legacy CHC delivered its solutions and operated its business in three reportable segments: (i) software and analytics, which provided payment and reimbursement optimization and decision support solution for Legacy CHC’s customers; (ii) network solutions, which leveraged Legacy CHC’s healthcare information network to optimize information exchange and workflows among healthcare system participants; and (iii) technology-enabled services, which provided payment and communication, workflow, advisory and other administrative solutions to optimize payment and reimbursement efficiencies. Through Legacy CHC’s software and analytics segment, it provided revenue cycle technology, revenue optimization, payment integrity, electronic payment, risk adjustment, quality reporting, data and analytics and engagement solutions. Through Legacy CHC’s network solutions segment, it provided financial and administrative information exchange solutions for medical, pharmacy and dental claims management and other standardized healthcare transactions, including clinical information exchange capabilities. Through Legacy CHC’s technology-enabled services segment, it provided payment and communication, eligibility and enrollment, healthcare consulting, payment automation and pharmacy benefits administration solutions. Legacy CHC generally provided its solutions to payer, provider and pharmacy customers, including commercial insurance companies, third party administrators, governmental payers, self-insured employers, hospitals, physician practices, dentists, laboratories, pharmacies, pharmacy benefit management companies and government agencies.

Legacy CHC’s Revenue and Expenses

Legacy CHC generated virtually all of its revenue by using technology solutions to provide its customers services that automate and simplify business and administrative functions for payers, providers and pharmacies, generally on either a per transaction, per document, per communication, per member per month, per provider per month, monthly flat-fee, contingent fee or hourly basis.

Cost of operations consists primarily of costs related to services Legacy CHC provided to customers and costs associated with the operation and maintenance of Legacy CHC’s networks. These costs primarily include materials costs related to Legacy CHC’s payment and communication solutions, rebates paid to Legacy CHC’s channel partners (net of rebates to certain customers that offset revenue) and data communications costs, all of which generally varied with Legacy CHC’s revenue and/or volumes. Cost of operations also includes personnel costs associated with production, network operations, customer support and other personnel, facilities expenses and equipment maintenance, all of which varied less directly with Legacy CHC’s revenue and/or volumes due to the fixed or semi-fixed nature of these expenses.

Rebates were paid to channel partners for electronic and other volumes delivered through Legacy CHC’s network to certain payers and can be impacted by the number of comprehensive management services agreements Legacy CHC executed with payers, the associated rate structure with Legacy CHC’s payer customers, the success of Legacy CHC’s direct sales efforts to providers and the extent to which direct connections to payers are developed by Legacy CHC’s channel partners. While these rebates are generally a component of Legacy CHC’s cost of operations, in cases where the channel partners are also Legacy CHC’s customers, these rebates were generally recognized as an offset to revenue.

Legacy CHC’s data communication expense consisted of telecommunication and transaction processing charges.

Legacy CHC’s material costs related primarily to its payment and communication solutions volumes, and consist primarily of paper and printing costs.

Development and engineering expense consisted primarily of personnel costs related to the development, management and maintenance of Legacy CHC’s current and future solutions.

Sales, marketing, general and administrative expense consisted primarily of personnel costs associated with Legacy CHC’s sales, account management and marketing functions, as well as management, administrative and other shared corporate services related to the operations of Legacy CHC’s operating segments and overall business operations.

Legacy CHC’s development and engineering expense, sales, marketing, general and administrative expense and corporate expense, while related to Legacy CHC’s operations, also were affected and influenced by Legacy CHC’s future plans, including the development of new solutions, business strategies and enhancement and maintenance of its infrastructure.

Postage, which was generally billed as a pass-through cost to Legacy CHC’s customers, was the most significant cost incurred in the delivery of Legacy CHC’s payment and communication solutions. Legacy CHC’s postage costs and related revenue increased as Legacy CHC’s payment and communication solutions volumes increased and also when the USPS increases postage rates. The USPS historically has increased postage rates annually, including in January 2014 and May 2015.

Legacy CHC’s depreciation and amortization expense was related to depreciation of Legacy CHC’s property and equipment, including technology assets, and amortization of intangible assets. The amount of depreciation and amortization expense was affected by the level of Legacy CHC’s recent investment in property and equipment, acquisition activity and asset impairments or certain changes in estimates.

Legacy CHC’s interest expense consisted principally of cash interest associated with its long-term debt obligations and non-cash interest associated with the amortization of borrowing costs and discounts related to debt issuance.

Legacy CHC’s income taxes consisted of federal and state income taxes. These amounts included current income taxes payable, as well as income taxes for which the payment is deferred to future periods and dependent on the occurrence of future events. Legacy CHC’s income taxes were affected by the recognition of valuation allowances, its tax status and other items. For additional information, see the discussion of income taxes in the section “—Significant Items Affecting Comparability—Income Taxes”.

Significant Items Affecting Comparability

Certain significant items or events should be considered to better understand differences in Legacy CHC’s results of operations from period to period. Legacy CHC believed that the following items or events have had a significant impact on Legacy CHC’s results of operations for the periods discussed below:

Legacy CHC incurred significant costs in relation to the Transactions. Such costs generally have consisted primarily of legal, tax and consulting related fees and have generally been reflected within sales, general, and administrative expense in the accompanying consolidated statements of operations.

Altegra Health Acquisition

In August 2015, Legacy CHC acquired all of the equity interests of Altegra Health, Inc. (“Altegra Health”), a technology-enabled provider that assists payers and risk bearing providers with analytics and reporting capabilities for risk adjustment, member engagement and quality analysis to achieve actionable insights and improved management for value-based healthcare.

Efficiency Measures

Legacy CHC evaluated and implemented efficiency measures and other cost savings initiatives on an ongoing basis to improve its financial and operating performance through reorganization, cost savings, productivity improvements, product development and other process improvements. For instance, Legacy CHC evaluated measures to consolidate its data centers, operations and networks, to outsource certain information technology and operations functions and to streamline product development. The implementation of these measures often involved upfront cash costs related to severance, professional fees, contractor costs and/or capital expenditures, with the cost savings or other improvements not realized until the measures are successfully completed.

Income Taxes

Legacy CHC’s blended statutory federal and state income tax rate generally ranges from 37% to 40%. Legacy CHC’s effective income tax rate, however, was affected by several factors. The following table and subsequent commentary reconciles Legacy CHC’s federal statutory rate to its effective income tax rate and the subsequent commentary describes the more significant of the reconciling factors:

	January 1 Through February 28, 2017	Year Ended December 31,
		2016	2015
Statutory U.S. federal tax rate	35.00%	35.00%	35.00%
State income taxes (net of federal benefit)	3.56	(9.40)	13.11
Other	(0.56)	0.50	0.96
Transaction costs	(7.55)	(5.60)	—
Stock Based Compensation	10.54	—	(0.20)
Tax Receivable Agreements	0	—	(0.41)

Effective income tax rate	40.99%	20.50%	48.46%

State Income Taxes—Legacy CHC’s effective tax rate for state income taxes is generally impacted by changes in Legacy CHC’s apportionment. In addition, Legacy CHC’s effective rate for state income taxes was affected by the following discrete matters:

In May 2015, the state of Tennessee enacted the Tennessee Revenue Modernization Act, which changed the manner in which Legacy CHC’s Tennessee apportionment is determined. This change in Legacy CHC’s Tennessee apportionment, along with routine changes in apportionment that arose following the filing of Legacy CHC’s annual tax returns during 2015, resulted in an increase in Legacy CHC’s effective state income tax rate.

In December 2015, Legacy CHC simplified its legal organizational structure for which the primary economic effect was to enable Legacy CHC to realize deferred tax assets for state income tax purposes that Legacy CHC previously had concluded were not likely to be realized. In July 2016, Legacy CHC further simplified its legal organizational structure, which affected apportionment of state income taxes.

Transaction costs—During the year ended December 31, 2016, Legacy CHC incurred transaction costs in connection with the Transactions for which no income tax deduction was available.

Amendments of the Senior Credit Agreement and New Senior Notes

Legacy CHC’s interest expense primarily was affected by the amount of debt funding and the applicable variable interest rates, including a fixed spread, under Legacy CHC’s senior credit agreement. In August 2015, Legacy CHC borrowed an additional $395.0 million under incremental term loan facilities through amendments to Legacy CHC’s senior credit agreement and issued $250.0 million of senior notes.

Impairment of Long-lived Assets

During the year ended December 31, 2015, Legacy CHC determined, as a result of technology challenges, slower than expected customer adoption, and management attrition, that one of Legacy CHC’s recently developed products in the network solutions segment was impaired. Legacy CHC recognized a $5.0 million impairment charge to adjust the carrying value of the asset group to its fair value. In addition, throughout 2015, Legacy CHC abandoned certain hardware and software in connection with the continued migration of software development to a cloud-based environment. Among this abandoned hardware and software was a complete redevelopment of an existing software and analytics’ solution in this cloud-based environment. Legacy CHC recognized impairment charges of $3.6 million related to this migration.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP required Legacy CHC to make estimates and assumptions that affect reported amounts and related disclosures. Legacy CHC considered an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been made could have a material impact on Legacy CHC’s consolidated results of operations and financial condition.

The following discussion of critical accounting estimates is not intended to be a comprehensive list of all of Legacy CHC’s accounting policies that required estimates and highlights only those policies that involve estimates that Legacy CHC believed entail a higher degree of judgment and complexity. Legacy CHC believes the current assumptions and other considerations used to estimate amounts reflected in Legacy CHC’s consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Legacy CHC’s consolidated financial statements, the resulting changes could have a material adverse effect on Legacy CHC’s consolidated results of operations and financial condition.

The discussion that follows presents information about Legacy CHC’s critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate:

Revenue Recognition

Legacy CHC generated most of its revenue by using technology solutions to provide services to its customers that automate and simplify business and administrative functions for payers, providers and pharmacies, generally on either a per transaction, per document, per communication, per member per month, per provider per month, monthly flat-fee, contingent fee or hourly basis.

Revenue for financial and administrative information exchange, payment and communication, risk adjustment, quality reporting and healthcare consulting solutions was recognized as the services are provided. Postage fees related to Legacy CHC’s payment and communication solutions volumes were recorded on a gross basis. Revenue for Legacy CHC’s eligibility and enrollment and revenue optimization solutions was generally recognized at the time that Legacy CHC’s provider customer receives notice from the payer of a pending payment. Revenue for payment integrity solutions was recognized at the time that notice of customer acceptance was received.

Cash receipts or billings in advance of revenue recognition were recorded as deferred revenue in Legacy CHC’s consolidated balance sheets.

Legacy CHC excluded sales and use tax from revenue in its consolidated statements of operations.

Business Combinations

Legacy CHC recognized the consideration transferred (i.e. purchase price) in a business combination as well as the acquired business’ identifiable assets, liabilities and noncontrolling interests at their acquisition date fair value. The excess of the consideration transferred over the fair value of the identifiable assets, liabilities and noncontrolling interest, if any, is recorded as goodwill. Any excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, is generally recognized within earnings as of the acquisition date. To the extent that Legacy CHC’s initial accounting for a business combination is incomplete at the end of a reporting period, provisional amounts are reported for those items which are incomplete. Following the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2015-16, Legacy CHC adjusted such provisional amounts in the reporting period in which the adjustment amounts are determined.

The fair value of the consideration transferred, assets, liabilities and noncontrolling interests is estimated based on one or a combination of income, cost or market approaches as determined based on the nature of the asset or liability and the level of inputs available to Legacy CHC (i.e., quoted prices in an active market, other observable inputs or unobservable inputs). With respect to assets, liabilities and noncontrolling interest, the determination of fair value requires management to make subjective judgments as to projections of future operating performance, the appropriate discount rate to apply, long-term growth rates, etc. The effect of these judgments then impacted the amount of the goodwill that was recorded and the amount of depreciation and amortization expense to be recognized in future periods related to tangible and intangible assets acquired.

With respect to the consideration transferred, certain of Legacy CHC’s acquisitions included contingent consideration, the fair value of which is generally required to be measured each quarter until resolution of the contingency. In addition to the judgments applicable to valuing tangible and intangible assets, the determination of the fair value of the attainment of certain specified financial performance measures requires management to make subjective judgments as to the probability and timing of the attainment of certain specified financial performance measures. The determination of the fair value of the contingent consideration is particularly sensitive to judgments relative to the probability of achieving the specified financial performance measures.

Goodwill and Intangible Assets

Goodwill and intangible assets from Legacy CHC’s acquisitions were accounted for using the acquisition method of accounting. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets generally as follows:

Customer relationships	5-20 years
Tradenames	3-20 years
Data sublicense agreement	6 years
Non-compete agreements	2-5 years
Premise-based software	1-3 years

With respect to intangible assets (excluding goodwill), Legacy CHC reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For those assets that were held and used, Legacy CHC recognized an impairment loss only if its carrying amount was not recoverable through its undiscounted cash flows and measure the impairment loss based on the difference between the carrying amount and fair value. Assets held for sale are reported at the lower of cost or fair value less costs to sell.

Legacy CHC assessed its goodwill for impairment annually (as of October 1 of each year) or whenever significant indicators of impairment are present. Legacy CHC first assessed whether it can reach a more likely than not conclusion that goodwill is not impaired via qualitative analysis alone. To the extent such a conclusion cannot be reached based solely on a qualitative assessment, Legacy CHC (using the assistance of a valuation specialist as appropriate) compared the fair value of each reporting unit to its associated carrying value. If the fair value of the reporting unit was less than the carrying value, then a hypothetical acquisition method allocation was performed to determine the amount of the goodwill impairment to recognize.

Legacy CHC identified software and analytics, network solutions and technology-enabled services as its operating segments (and reporting units).

Legacy CHC estimated the fair value of its reporting units using a methodology that considered both income and market approaches. Specifically, Legacy CHC estimated the fair value of its reporting units based on the weighted average of fair value measures estimated under the income and market approaches.

Each approach requires the use of certain assumptions. The income approach requires management to exercise judgment in making assumptions regarding the reporting unit’s future income stream, a discount rate and a constant rate of growth after the initial forecast period utilized. These assumptions are subject to change based on business and economic conditions and could materially affect the indicated values of Legacy CHC’s reporting units.

The market approach requires management to exercise judgment in its selection of guideline companies, as well in its selection of the most relevant transaction multiple. Guideline companies selected are comparable to Legacy CHC in terms of product or service offerings, markets and/or customers, among other characteristics.

Income Taxes

Legacy CHC recorded deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities, as well as differences related to the timing of recognition of income and expenses.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including Legacy CHC’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, reversing taxable temporary differences, unsettled circumstances that, if unfavorably resolved would adversely affect utilization of Legacy CHC’s deferred tax assets, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Legacy CHC recognized tax benefits for uncertain tax positions at the time that it concluded the tax position, based solely on its technical merits, was more likely than not to be sustained upon examination. The benefit, if any, was measured as the largest amount of benefit, determined on a cumulative probability basis that was more likely than not to be realized upon ultimate settlement. Tax positions failing to qualify for initial recognition were recognized in the first subsequent interim period that they meet the more likely than not standard, are resolved through negotiation or litigation with the taxing authority or on expiration of the statute of limitations.

Tax Receivable Agreement Obligations

Legacy CHC was a party to tax receivable agreements which obligated it to make payments to the other parties to such tax receivable agreements equal to 85% of the applicable cash savings that Legacy CHC realized as a result of tax attributes arising from certain previous transactions, including a prior business combination transaction that occurred in 2011 (the “2011 Merger”).

Prior to the 2011 Merger, Legacy CHC’s balance sheet reflected these obligations at the amount that was both probable and reasonably estimable. In connection with the 2011 Merger, the tax receivable agreement obligations were adjusted to their fair value. The determination of the fair value required management to make assumptions as to the timing of the realization of net operating losses, the timing of payments to the TRA Members and the tax rates in effect during the life of the agreements. Changes in any of these or other factors are expected to impact the timing and amount of gross payments.

The fair value of these obligations at the time of the 2011 Merger was being accreted to the amount of the gross expected obligation using the interest method. Changes in the amount of these obligations resulting from changes to either the timing or amount of cash flows were recognized in the period of change and measured using the discount rate inherent in the initial fair value of the obligations. The accretion of these obligations was classified as a separate caption in Legacy CHC’s consolidated statements of operations.

Results of Operations

The following table summarizes Legacy CHC’s consolidated results of operations for the periods indicated (amounts in thousands).

	January 1 through February 28, 2017		Year Ended
			December 31, 2016		December 31, 2015
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue:
Solutions revenue	$204,427	81.4%	$1,252,219	80.4%	$1,124,188	76.1%
Postage revenue	46,661	18.6	304,956	19.6	352,895	23.9

Total revenue	251,088	100.0	1,557,175	100.0	1,477,083	100.0
Cost and expenses:
Cost of operations (exclusive of depreciation and amortization below)	98,263	48.1	561,061	44.8	507,358	45.1
Development and engineering	14,203	6.9	60,048	4.8	45,489	4.0
Sales, marketing, general and administrative	77,946	38.1	278,591	22.2	217,716	19.4
Customer postage	46,661	18.6	304,956	19.6	352,895	23.9
Depreciation and amortization	43,315	17.3	252,285	16.2	342,303	23.2
Accretion	2,717	1.1	8,108	0.5	10,496	0.7
Impairment of long-lived assets	—	—	689	0.0	8,552	0.6

Operating income (loss)	(32,017)	(12.8)	91,437	5.9	(7,726)	(0.5)
Interest expense, net	30,012	12.0	185,890	11.9	168,252	11.4
Contingent consideration	—	—	—	—	(4,825)	(0.3)
Other	—	—	—	—	(741)	(0.1)

Income (loss) before income tax provision (benefit)	(62,029)	(24.7)	(94,453)	(6.1)	(170,412)	(11.5)
Income tax provision (benefit)	(25,426)	(10.1)	(19,091)	(1.2)	(82,579)	(5.6)

Net income (loss)	$(36,603)	(14.6)%	$(75,362)	(4.8)%	$(87,833)	(5.9)%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Solutions Revenue

Legacy CHC’s solutions revenue was $1,252.2 million for the year ended December 31, 2016 as compared to $1,124.2 million for the year ended December 31, 2015, an increase of $128.0 million, or 11.4%. Factors affecting Legacy CHC’s solutions revenue are described in the various segment discussions below.

Cost of Operations

Legacy CHC’s total cost of operations was $561.1 million for the year ended December 31, 2016 as compared to $507.4 million for the year ended December 31, 2015, an increase of $53.7 million, or 10.6%. The increase in Legacy CHC’s cost of operations is primarily due to business growth, the impact of acquired businesses. As a percentage of solutions revenue, Legacy CHC’s cost of operations was 44.8% for the year ended December 31, 2016 as compared to 45.1% for the year ended December 31, 2015. The decrease in Legacy CHC’s cost of operations as a percentage of revenue is primarily due to changes in revenue mix, the impact of acquired businesses and increased productivity.

Development and Engineering Expense

Legacy CHC’s total development and engineering expense was $60.0 million for the year ended December 31, 2016 as compared to $45.5 million for the year ended December 31, 2015, an increase of $14.6 million, or 32.0%. The increase in Legacy CHC’s development and engineering expense is primarily due to the impact of acquired businesses.

Sales, Marketing, General and Administrative Expense

Legacy CHC’s total sales, marketing, general and administrative expense was $278.6 million for the year ended December 31, 2016 as compared to $217.7 million for the year ended December 31, 2015, an increase of $60.9 million, or 28.0%. Sales, marketing, general and administrative expense for the year ended December 31, 2016 includes approximately $28.4 million of Transactions costs. Apart from these Transactions costs, the increase in Legacy CHC’s sales, marketing, general and administrative expense was primarily due to business growth, including the impact of acquired businesses ($34.4 million), partially offset by productivity improvements and efficiency measures.

Postage

Legacy CHC’s postage revenue and customer postage expense was $305.0 million for the year ended December 31, 2016 as compared to $352.9 million for the year ended December 31, 2015, a decrease of $47.9 million, or 13.6%. This decrease in postage revenue and corresponding expense was due to volume decreases in Legacy CHC’s technology-enabled services segments and the impact of the USPS rate decrease effective April 2016.

Depreciation and Amortization Expense

Legacy CHC’s depreciation and amortization expense was $252.3 million for the year ended December 31, 2016 as compared to $342.3 million for the year ended December 31, 2015, a decrease of $90.0 million, or 26.3%. This decrease was primarily due to the acceleration of amortization of Legacy CHC’s previous tradename in 2015 as a result of its rebranding to Change Healthcare.

Accretion Expense

Legacy CHC’s accretion expense was $8.1 million for the year ended December 31, 2016 as compared to $10.5 million for the year ended December 31, 2015. The amount recognized as accretion expense can vary significantly from period to period due to changes in estimates related to the amount or timing of Legacy CHC’s tax receivable agreement obligation payments. Such changes can result from a variety of factors, including changes in tax rates and the expected timing of prior net operating loss utilization, which can be affected by business combinations, changes in leverage, operations or other factors.

Interest Expense

Legacy CHC’s interest expense was $185.9 million for the year ended December 31, 2016 as compared to $168.3 million for the year ended December 31, 2015, an increase of $17.6 million, or 10.5%. This increase was primarily due to the impact of the August 2015 incremental term loans and the 2021 senior notes.

Income Taxes

Legacy CHC’s income tax benefit was $19.1 million for the year ended December 31, 2016 as compared to $82.6 million for the year ended December 31, 2015. Legacy CHC’s effective tax rate was 20.2% for the year ended December 31, 2016 as compared to 48.5% for the year ended December 31, 2015. The effective tax rate for both periods was primarily affected by changes in state tax laws, rates, and apportionment.

Cash Flows

	January 1 through February 28, 2017	Year Ended
		December 31, 2016	December 31, 2015
	(In thousands)
Net cash provided by operating activities	$31,166	$211,761	$166,775
Net cash used in investing activities	(7,974)	(122,972)	(779,957)
Net cash (used in) provided by financing activities	(4,542)	(37,428)	597,531

Net (decrease) increase in cash and cash equivalents	$18,650	$51,361	$(15,651)

Net Cash Provided by Operations

Cash provided by operating activities is primarily affected by operating income, including the effect of debt service payments and the timing of collections and related disbursements.

Net Cash Used in Investing Activities

Cash used in investing activities reflects routine capital expenditures related to the purchase of property and equipment and the development of software. In addition, for 2015, cash used in investing activities reflects the cash used to acquire Altegra Health.

Net Cash (Used in) Provided by Financing Activities

Cash used in financing activities primarily consists of principal payments under Legacy CHC’s senior credit facilities and deferred financing arrangements and repurchases of stock. In addition, for 2015, cash provided by financing activities includes this routine activity as well as capital contributions and new borrowings to partially fund the Altegra Health acquisition.

Segment Revenue and Adjusted EBITDA

Legacy CHC operated its business in three reportable segments: software and analytics, network solutions and technology-enabled services. Legacy CHC also maintained a corporate function that included pass-through postage costs, management, administrative and certain other shared corporate services functions such as legal, finance, human resources and marketing, as well as eliminations to remove inter-segment revenue and expenses.

The segment profit measure primarily utilized by management was adjusted EBITDA, which is defined as EBITDA (defined as net income (loss) before net interest expense, income tax provision (benefit) and depreciation and amortization), as adjusted to exclude the impact of certain items that were not reflective of Legacy CHC’s core operations. The items affecting the segment profit measure generally include equity compensation; acquisition accounting adjustments; acquisition-related costs; strategic initiatives, duplicative and transition costs; impairment of long lived assets; and contingent consideration adjustments. Adjusted EBITDA for the respective segments excludes all costs and adjustments associated with the above-referenced corporate functions. Financial information, including details of Legacy CHC’s adjustments to EBITDA, for each of Legacy CHC’s segments is set forth in Note 18 to the consolidated financial statements of Legacy CHC included elsewhere in this prospectus.

Software and Analytics

Legacy CHC’s software and analytics solutions segment revenue and adjusted EBITDA is summarized in the following table (in thousands):

	February 28, 2017	December 31, 2016	December 31, 2015	Annual $ Change
Solutions Revenue	$86,220	$513,642	$353,526	$160,116
Adjusted EBITDA	$32,356	$188,234	$121,860	$66,374

Software and analytics revenue for the year ended December 31, 2016 increased by $160.2 million, or 45.3%, as compared to the prior year period. This increase was primarily driven by the impact of August 2015 acquisition of Altegra Health ($124.5 million) and new sales and implementations.

Software and analytics adjusted EBITDA for the year ended December 31, 2016 increased by $66.4 million, or 54.5% as compared to the prior year period. As a percentage of solutions revenue, software and analytics adjusted EBITDA was 36.6% for the year ended December 31, 2016 as compared to 34.5% for the year ended December 31, 2015. The increase in Legacy CHC’s software and analytics Adjusted EBITDA and as a percentage of solutions revenue for the year ended December 31, 2016 is largely due to the Altegra Health acquisition ($31.7 million) and continued growth in the payment integrity and electronic payment solutions.

Network Solutions

Legacy CHC’s network solutions segment revenue and adjusted EBITDA is summarized in the following table (in thousands):

	February 28, 2017	December 31, 2016	December 31, 2015	Annual $ Change
Solutions Revenue	$60,143	$379,739	$375,582	$4,157
Adjusted EBITDA	$33,643	$211,139	$203,737	$7,402

Network solutions revenue for the year ended December 31, 2016 increased by $4.2 million, or 1.1%, as compared to the prior year period primarily due to increased volumes, new sales and implementations, partially offset by customer attrition. Network solutions adjusted EBITDA for the year ended December 31, 2016 increased by $7.4 million, or 3.6%, as compared to the prior year period. As a percentage of solutions revenue, network solutions adjusted EBITDA was 55.6% for the year ended December 31, 2016 as compared to 54.2% for the year ended December 31, 2015. The increase in network solutions adjusted EBITDA and as a percentage of solutions revenue was primarily due to the impact of the revenue items described above and other efficiency measures.

Technology-enabled Services

Legacy CHC’s technology-enabled services segment revenue and adjusted EBITDA is summarized in the following table (in thousands):

	February 28, 2017	December 31, 2016	December 31, 2015	Annual $ Change
Solutions Revenue	$61,596	$390,181	$421,455	$(31,274)
Adjusted EBITDA	$19,578	$130,961	$152,770	$(21,809)

Technology-enabled services revenue for the year ended December 31, 2016 decreased by $31.3 million, or 7.4%, as compared to the prior year period. This decrease was primarily due to decreased volumes in Legacy CHC’s communication and payment solutions, customer attrition, and the effects of changing reimbursement patterns and rates of federal and state payers related to Legacy CHC’s eligibility and enrollment solutions, partially offset by new sales and implementations.

Technology-enabled services adjusted EBITDA for the year ended December 31, 2016 decreased by $21.8 million, or 14.3%, as compared to the prior year period. As a percentage of revenue, technology-enabled services adjusted EBITDA was 33.6% for the year ended December 31, 2016 as compared to 36.2% for the year ended December 31, 2015. The decrease in technology-enabled services adjusted EBITDA and as a percentage of revenue was primarily due to the impact of the revenue items described above and changes in revenue mix, partially offset by productivity improvements and other efficiency measures.

Core MTS

References in this discussion and analysis to Core MTS refer to the combined subsidiaries comprising Core MTS.

Overview

Core MTS consisted of the following businesses: McKesson Health Solutions (“MHS”), Connected Care and Analytics (“CCA”), Imaging and Workflow Solutions and Business Performance Services (“BPS”).

This discussion and analysis of financial condition and results of operations is intended to assist the reader in the understanding and assessment of significant changes and trends related to the results of operations and financial position of Core MTS together with its subsidiaries. This discussion and analysis should be read in conjunction with the combined financial statements for the periods ended February 28, 2017 and March 31, 2016 and the accompanying financial notes included elsewhere in this prospectus. Core MTS’s fiscal year began on April 1 and ended on March 31; the financial statements for the period ended February 28, 2017 represent the eleven months from April 1, 2016 through February 28, 2017. Unless otherwise noted, all references to a particular year shall mean Core MTS’s fiscal year.

Core MTS provided a comprehensive portfolio of information technology and services to help healthcare organizations improve quality of care and ensure patient safety, reduce the cost and variability of care and better manage their resources and revenue streams. Core MTS marketed its products and services to integrated delivery networks, hospitals, physician practices, home healthcare providers, and payers.

The product portfolio for Core MTS was designed to address a wide array of healthcare clinical and business performance needs ranging from medication safety and information access to revenue cycle management, resource utilization and physician adoption of electronic health records. Analytics software provided by Core MTS enabled organizations to measure progress as they automated care processes for optimal clinical outcomes, business and operating results and regulatory compliance. To ensure that organizations achieved the maximum value for their information technology investment, Core MTS also offered a wide range of services to support the implementation and use of solutions as well as to assist with business and clinical redesign, process re-engineering and staffing.

McKesson Health Solutions: Core MTS offered a suite of services and software products designed to manage the cost and quality of care for payers, providers, hospitals and government organizations. Solutions included:

•	InterQual Criteria for clinical decision support and utilization management;

•	Clear Coverage for point-of-care utilization management, coverage determination and network compliance;

•	Claims payment solutions to facilitate accurate and efficient medical claim payments;

•	Business intelligence tools for measuring, reporting and improving clinical and financial performance;

•	Network management tools to enable health plans to transform the performance of their networks; and

•

RelayHealth financial solutions to facilitate communication between healthcare providers and patients, and to aggregate data for claims management and trend analysis, and optimize revenue cycle management processes.

Connected Care and Analytics: Core MTS provided health information exchange solutions that streamlined clinical and administrative communication among patients, providers, payers, pharmacies, manufacturers, government entities and financial institutions through its vendor-neutral RelayHealth and its intelligent network.

Core MTS provided clinical and analytical software to support management workflows and analytics for optimization of hospital departments and a comprehensive solution for homecare. Core MTS also provided performance management solutions designed to enhance an organization’s ability to plan and optimize quality care delivery. Enterprise visibility and performance analytics provided business intelligence that enabled providers to manage capacity, outcomes, productivity and patient flow.

Imaging and Workflow Solutions: Core MTS offered medical imaging and information management systems for healthcare enterprises that included a picture archiving communications system, a radiology information system and a comprehensive cardiovascular information system. Core MTS’s enterprise-wide approach to medical imaging enabled organizations to take advantage of specialty-specific workstations while building an integrated image repository that managed all of the images and information captured throughout the care continuum.

Business Performance Services: Core MTS helped providers focus their resources on delivering healthcare while managing their revenue cycle operations and information technology through a comprehensive suite of managed services. Services included full and partial revenue cycle outsourcing, remote hosting and business office administration. Core MTS also provided a complete solution for physician practices of all sizes, whether they were independent or employed, that included software, revenue cycle outsourcing and connectivity services. Core MTS’s physician practice offering included outsourced billing, collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. Core MTS also offered a full suite of physician and hospital consulting services that included financial management, coding and compliance services, revenue cycle services and strategic services.

Basis of Presentation

Throughout the periods included in the combined financial statements, Core MTS operated as part of McKesson and consisted of several legal entities and acquired businesses, as well as businesses with no separate legal status. Separate financial statements were not historically prepared for Core MTS. The combined financial statements have been derived from McKesson’s historical accounting records as if Core MTS’s operations had been conducted independently from McKesson and were prepared on a stand-alone basis in accordance with GAAP.

The historical results of operations, financial position and cash flows of Core MTS presented in the combined financial statements may not be indicative of what they would have been had Core MTS actually been an independent stand-alone entity, nor are they necessarily indicative of Core MTS’s future results of operations, financial position and cash flows. The combined financial statements also include the results of operations and cash flows of various businesses that have been divested but were historically managed by management of Core MTS.

The combined financial statements include all revenue and costs that were directly attributable to Core MTS and an allocation of expenses related to certain McKesson corporate functions. These expenses were allocated to Core MTS based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of operating profit, revenue, headcount, or other measures. Core MTS considered these allocations to be a reasonable reflection of the utilization of services or the benefit received. However, the allocations may not be indicative of the actual expense that would have been incurred had Core MTS operated as an independent, stand-alone entity, nor are they indicative of Core MTS’s future expenses. Please reference the accompanying notes to the combined financial statements included elsewhere in this prospectus.

The combined financial statements include assets and liabilities that were specifically attributable to Core MTS and certain liabilities that were held by McKesson that were specifically identifiable or otherwise attributable to Core MTS. McKesson used a centralized approach for managing cash and financing operations with its segments and subsidiaries. Accordingly, a substantial portion of Core MTS’s bank cash balances were transferred to McKesson’s cash management accounts regularly by McKesson at its discretion and therefore are not included in the combined financial statements. Only cash balances that were legally owned by Core MTS are reflected in the combined balance sheets. Transfers of cash between Core MTS and McKesson are included within net transfers to parent in the combined statements of cash flows and the combined statements of equity. McKesson’s long-term debt and related interest expense were not attributed to Core MTS for any of the periods presented because McKesson’s borrowings were neither directly attributable to Core MTS nor was Core MTS the legal obligor of such borrowings.

All intercompany transactions and balances within Core MTS were eliminated. Transactions between Core MTS and McKesson have been included in the combined financial statements and substantially all were settled for cash at the time the transaction was recorded through McKesson’s centralized cash management system. Transactions between Core MTS and other businesses of McKesson were considered related party transactions. Please reference the accompanying notes to the combined financial statements included elsewhere in this prospectus.

The combined financial statements include subsidiaries over which Core MTS had a controlling financial interest. The combined financial statements include the financial statements of all wholly-owned subsidiaries and majority-owned or controlled companies. For those consolidated subsidiaries where Core MTS’s ownership was less than 100%, the portion of the net income or loss allocable to the noncontrolling interests is reported as “Net income attributable to noncontrolling interests” on the combined statements of operations.

Core MTS’s operations were included in the consolidated US federal and certain state and local income tax returns filed by McKesson. Core MTS also filed certain separate state and local and foreign income tax returns. Income tax expense and other income tax related information contained in the combined financial statements is presented on a separate return basis as if Core MTS had filed its own tax returns. Core MTS’s tax results as presented in the combined financial statements may not be indicative of the tax results that Core MTS will generate in the future. In jurisdictions where Core MTS had been included in the tax returns filed by McKesson, any income taxes payable that resulted from the related income tax provisions have been reflected in the combined balance sheets within net parent investment.

Core MTS’s Revenue and Expenses

Core MTS’s revenue was generated primarily by licensing software and software systems (consisting of software, hardware and maintenance support), providing software as a service (“SaaS”) or SaaS-based solutions and providing claims processing, outsourcing and professional services.

Cost of sales consisted primarily of compensation expense related to personnel providing services to Core MTS customers and costs associated with the maintenance of Core MTS’s business operations. These costs primarily included manufacturing materials, hardware expense and costs for software maintenance. Costs of sales also included royalty, processing and facility rent expenses as well as amortization costs for capitalized software classified as developed for sale.

Selling, distribution and administrative expenses consisted primarily of compensation costs, including stock-based compensation. These costs consisted of sales commissions and incentives, benefits for corporate, financial and administrative staffs, utilities and other indirect costs (including internal IT support). Selling, distribution and administrative expenses also included the amortization expense for acquired intangible assets.

Research and development costs incurred consisted primarily of personnel costs and professional service fees for outside service providers.

Other income consisted primarily of rent income from third-party tenants.

Significant Items Affecting Comparability

Acquisitions and Divestitures

On July 1, 2016, Core MTS entered into an agreement to acquire assets and assume liabilities of HealthQx, a leader in value-based payment analytic software solutions for health plans and health systems, for approximately $28 million. The purchase price was primarily related to goodwill and developed technology, and the purchase price allocation was subject to change as the measurement period was considered to be open as of the date of the financial statements pending the finalization and review of Core MTS’s fair value measurements, including the intangible assets.

During the fourth quarter of 2016, Core MTS sold a portion of its ambulatory business within BPS for net proceeds of $5 million. The decision to dispose of this business was driven by the direction of Core MTS. Core MTS recorded a pre-tax gain of approximately $3 million. In 2016, this business contributed approximately $27 million of net sales.

During the first quarter of 2016, Core MTS sold the nurse triage business within CCA for net proceeds of $85 million and recorded a pre-tax gain of $51 million from the sale. In 2016, the nurse triage business contributed approximately $16 million of net sales.

These divestitures did not meet the criteria to qualify as discontinued operations. Accordingly, the pre-tax gains were recorded in operating expenses within continuing operations of Core MTS’s Combined Financial Statements. Pre- and after-tax income of these businesses were not material for 2017 or 2016.

Cost Alignment Plan

On March 14, 2016, McKesson committed to a restructuring plan to lower operating costs (the “Cost Alignment Plan”). The Cost Alignment Plan primarily consisted of a reduction in workforce, and business process initiatives that included plans to reduce operating costs as well as the disposal and abandonment of certain non-core businesses. As a result of the Cost Alignment Plan, $29 million of pre-tax charges were recorded during the fourth quarter of 2016. During the period ended February 28, 2017, a pre-tax credit of $7 million was recorded as part of the Cost Alignment Plan, and $14 million of cash payments were made, primarily related to severance. At February 28, 2017, the restructuring liabilities of $2 million were recorded in other accrued liabilities in Core MTS’s combined balance sheets.

Transaction Costs

During the period ended February 28, 2017, Core MTS recorded $52 million of transaction-related costs primarily associated with formation of the Joint Venture within the combined statement of operations as a component of selling, distribution and administrative expenses. These costs primarily consisted of accounting and legal fees, other outside service fees and employee retention and severance costs.

Fiscal Period Presentation

As noted in the Overview section above, the Core MTS financial statements were for the eleven month period ended February 28, 2017 since the Transactions closed on March 1, 2017. Therefore, the results for the period ended February 28, 2017 were materially different than the results for the period ended March 31, 2016 due to the difference in the number of months in the comparative periods.

Critical Accounting Policies and Estimates

Core MTS considered an accounting estimate to be critical if the estimate required it to make assumptions about matters that were uncertain at the time the accounting estimate was made and if different estimates that

Core MTS reasonably could have used in the current period, or changes in the accounting estimate that were reasonably likely to occur from period to period, could have had a material impact on its financial condition or results from operations. Below are the estimates that Core MTS believed were critical to the understanding of its operating results and financial condition. Other accounting policies are described in Financial Note 2, “Significant Accounting Policies,” to the combined financial statements appearing elsewhere in this prospectus. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Goodwill

Goodwill was tested for impairment on an annual basis in the fourth quarter or more frequently if indicators for potential impairment existed. Impairment testing was conducted at the reporting unit level.

The first step in goodwill testing required Core MTS to compare the estimated fair value of a reporting unit to its carrying value. This step may be performed utilizing either a qualitative or quantitative assessment. If the carrying value of the reporting unit was lower than its estimated fair value, no further evaluation was necessary. If the carrying value of the reporting unit was higher than its estimated fair value, the second step must be performed to measure the amount of impairment loss. Under the second step, the implied fair value of goodwill was calculated in a hypothetical analysis by subtracting the fair value of all assets and liabilities of the reporting unit, including any unrecognized intangible assets, from the fair value of the reporting unit calculated in the first step of the impairment test. If the carrying value of goodwill for the reporting unit exceeded the implied fair value of goodwill, an impairment charge was recorded for that excess.

To estimate the fair value of its reporting units, Core MTS considered a combination of the market approach and the income approach. Under the market approach, Core MTS estimated fair value by comparing the business to similar businesses or guideline companies whose securities are actively traded in public markets. Under the income approach, Core MTS used a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, were discounted to their present value using an appropriate expected rate of return. The discount rate used for cash flows reflected capital market conditions and the specific risks associated with the business. The testing required a complex series of assumptions and judgment by management in projecting future operating results, selecting guideline companies for comparisons and assessing risks. The use of alternative assumptions and estimates could have affected the fair values and changed the impairment determinations.

Intangible Assets

All of Core MTS’s intangible assets were subject to amortization and were amortized based on the pattern of their economic consumption or on a straight-line basis over their estimated useful lives, ranging from one to twenty years. Core MTS reviewed intangible assets for impairment whenever events or changes in circumstances indicated that the carrying value of the assets may not be recoverable. Determination of recoverability was based on the lowest level of identifiable estimated future undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss was based on the excess of the carrying value of the asset over its fair market value.

Revenue Recognition

Revenue was generated primarily by licensing software and software systems (consisting of software, hardware and maintenance support), licensing content, providing SaaS or SaaS-based solutions and providing claims processing, outsourcing and professional services. Revenue was recognized as follows:

Software systems were marketed under information systems agreements as well as service agreements. Perpetual software arrangements were recognized at the time of delivery, under the percentage-of-completion method if the arrangements required significant production, modification or customization of the software, or in certain instances under the completed contract method if reasonable estimates could not have been made. Contracts accounted for under the percentage-of-completion method were generally measured based on the ratio of labor hours incurred to date to total estimated labor hours to be incurred. Changes in estimates to complete and revisions in overall profit estimates on these contracts were charged to earnings in the period in which they were determined. Core MTS accrued for contract losses if and when the current estimate of total contract costs exceeded total contract revenue. Software implementation fees were recognized as the work was performed or under the percentage-of-completion method for perpetual software.

Revenue from time-based software license agreements was recognized ratably over the term of the agreement. Software implementation fees for time-based software licenses were recognized ratably over the software license term. Maintenance and support agreements were marketed under annual or multi-year agreements and were recognized ratably over the period covered by the agreements. Hardware revenue was generally recognized upon delivery.

SaaS-based subscription, content licenses and transaction processing fees were generally marketed under annual and multi-year agreements and were recognized ratably over the contracted terms. Revenue recognition began on the service start date for fixed fee arrangements, on delivery for content licenses, and was recognized as transactions were performed beginning on the service start date for per-transaction fee arrangements. Remote processing service fees were recognized monthly as the service was performed. Outsourcing service revenue was recognized as the service was performed.

Core MTS also offered certain products on an application service provider basis, making its software functionality available on a remote hosting basis from Core MTS’s data centers. The data centers provided system and administrative support, as well as hosting services. Revenue on products sold on an application service provider basis was recognized on a monthly basis over the term of the contract beginning on the service start date of products hosted.

Core MTS engaged in multiple-element arrangements, which may have contained any combination of software, hardware, implementation, SaaS-based offerings, consulting services or maintenance services. For multiple-element arrangements that did not include software, revenue was allocated to the separate elements based on their relative selling price and recognized in accordance with the revenue recognition criteria that was applicable to each element. Relative selling price was determined based on vendor specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”), if VSOE of selling price was not available, or estimated selling price if neither VSOE of selling price nor TPE was available. For multiple-element arrangements accounted for in accordance with specific software accounting guidance when some elements were delivered prior to others in an arrangement and VSOE of fair value existed for the undelivered elements, revenue for the delivered elements was recognized upon delivery of such items. Core MTS established VSOE for hardware and implementation and consulting services based on the price charged when sold separately, and for maintenance services based on substantive renewal rates that were offered to customers. Revenue for the software element was recognized under the residual method only when fair value had been established for all of the undelivered elements in an arrangement. If fair value could not have been established for any undelivered element, all of the arrangement’s revenue was deferred until the delivery of the last element commenced or until the fair value of the undelivered element was determinable. For multiple-element arrangements with both software elements and nonsoftware elements, arrangement consideration was allocated between the software elements as a whole and nonsoftware elements. Core MTS then further allocated consideration to the individual elements within the software group, and revenue was recognized for all elements under the applicable accounting guidance and Core MTS’s policies described above.

Income Taxes

Income taxes as presented attributed deferred income taxes of McKesson to Core MTS’s stand-alone combined financial statements in a manner that was systematic, rational and consistent with the asset and liability method. Accordingly, Core MTS’s income tax provision was prepared following the separate return method, which calculated income taxes for the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions that were included in the consolidated financial statements of McKesson may not be included in Core MTS’s separate combined financial statements. Similarly, the tax treatment of certain items reflected in Core MTS’s combined financial statements may not be reflected in the consolidated financial statements and tax returns of McKesson.

Core MTS accounted for income taxes under the asset and liability method, which required the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities were determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences were expected to reverse. Tax benefits from uncertain tax positions were recognized when it was more likely than not that the position would have been sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized was measured as the largest amount of tax benefit that was greater than 50 percent likely of being realized upon effective settlement. Deferred taxes were not provided on undistributed earnings of Core MTS’s foreign operations that were considered to be permanently reinvested.

Loss Contingencies

Core MTS was subject to various claims, including claims with customers and vendors, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of its business. When a loss was considered probable and reasonably estimable, Core MTS recorded a liability in the amount of its best estimate for the ultimate loss. However, the likelihood of a loss with respect to a particular contingency was often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not have been practicable based on the information that was available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be reevaluated at least quarterly to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss was probable but a reasonable estimate could not have been made, disclosure of the proceeding was provided.

Disclosure was also provided when it was reasonably possible that a loss would have been incurred or when it was reasonably possible that the amount of a loss would have exceeded the recorded provision. Core MTS reviewed all contingencies at least quarterly to determine whether the likelihood of loss had changed and to assess whether a reasonable estimate of the loss or range of the loss could have been made. As discussed above, development of a meaningful estimate of loss or a range of potential loss was complex when the outcome was directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it was possible to reasonably estimate a range of potential loss and boundaries of high and low estimate.

Results of Operations—Periods Ended February 28, 2017 and March 31, 2016

The following table summarizes Core MTS’s combined results of operations for the period ended February 28, 2017 and the year ended March 31, 2016, respectively.

	Eleven Months Ended February 28, 2017	% of Revenue	Year Ended March 31, 2016	% of Revenue
	(In millions)
Revenue	$1,712	100%	$1,909	100%
Cost of sales	(848)	50	(951)	50

Gross profit	864	50	958	50
Operating expenses
Selling, distribution and administrative expenses	(457)	27	(448)	23
Research and development	(159)	9	(197)	11

Total operating expenses	(616)	36	(645)	34

Operating income	248	14	313	16
Other income, net	2	—	3	—

Income before income taxes	250	15	316	17
Income tax expense	(14)	1	(26)	2

Net income	236	14	290	15

Net income attributable to noncontrolling interests	(1)	—	(1)	—

Net income attributable to Core MTS	$235	14%	$289	15%

Revenue

Core MTS’s revenue was $1,712 million for the period ended February 28, 2017 as compared to $1,909 million for the period ended March 31, 2016, a decrease of $197 million, or 10%, primarily driven by the divestitures of its nurse triage ($16 million) and ambulatory technology businesses ($27 million) within CCA and BPS, respectively, partially offset by higher revenue in Core MTS’s MHS business.

Cost of Sales

Core MTS’s total cost of sales was $848 million for the period ended February 28, 2017 as compared to $951 million for the period ended March 31, 2016, a decrease of $103 million, or 11%. The decrease in Core MTS’s cost of sales was primarily driven by the divestitures of its nurse triage and ambulatory technology businesses within CCA and BPS, respectively. Core MTS’s cost of sales also decreased due to the reduction in workforce as part of the Cost Alignment Plan, which is discussed in more detail under “—Significant Items Affecting Comparability” or in Financial Note 4, “Restructuring,” to the combined financial statements included in this prospectus.

Selling, Distribution and Administrative Expenses

Core MTS’s total selling, distribution and administrative expense was $457 million for the period ended February 28, 2017 as compared to $448 million for the period ended March 31, 2016, an increase of $9 million, or 2%. The increase in Core MTS’s selling, distribution and administrative expense was primarily related to $52 million of transaction-related costs primarily associated with formation of the Joint Venture.

Research and Development

Core MTS’s research and development expense was $159 million for the period ended February 28, 2017 as compared to $197 million for period ended March 31, 2016, a decrease of $38 million, or 19%. The decrease in Core MTS’s research and development expense was primarily driven by the divestitures of its nurse triage and ambulatory technology businesses within CCA and BPS, respectively. Research and development expense also decreased due to the reduction in workforce as part of the Cost Alignment Plan.

Other Income, Net

Core MTS’s other income, net was $2 million for the period ended February 28, 2017 as compared to $3 million for the period ended March 31, 2016, a decrease of $1 million, or 33%. This decline was primarily due to changes in miscellaneous non-operating income.

Income Tax Expense

Core MTS’s income tax expense and effective tax rate was $14 million and 6% for the period ended February 28, 2017 as compared to $26 million and 8% for the period ended March 31, 2016. The change in Core MTS’s effective tax rates was primarily due to changes within its business mix, including varying proportions of income attributable to foreign countries that have lower income tax rates and discrete items.

Significant judgments and estimates were required in determining the income tax provision and evaluating income tax uncertainties. Although Core MTS’s major taxing jurisdictions included the U.S. and Canada, it was subject to income taxes in numerous foreign jurisdictions. Core MTS’s income tax expense, deferred tax assets and liabilities and uncertain tax liabilities reflected management’s best assessment of estimated current and future taxes to be paid. Core MTS believed that it had made adequate provision for all income tax uncertainties.

Cash Flows

	Periods Ended
	February 28, 2017	March 31, 2016
	(In millions)
Net cash provided by operating activities	$180	$375
Net cash (used in) provided by investing activities	(80)	48
Net cash used in financing activities	(116)	(429)

Net (decrease) increase in cash and cash equivalents	$(15)	$(6)

Net Cash Provided by Operations

The decrease in cash provided by operations during the period ended February 28, 2017 as compared to the period ended March 31, 2016 was driven primarily by an increase in receivables and a decrease in accrued taxes. Net cash provided by operations was also significantly impacted by non-cash income and expense adjustments, including the gain recognized on the disposal of the nurse triage business.

Cash flows from operations were significantly impacted by factors such as timing of contract payments from customers and non-cash working capital adjustments.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities increased during the period ended February 28, 2017 as compared to the period ended March 31, 2016 primarily due to divestiture activity during 2016. Proceeds from the sale of Core MTS’s nurse triage business within CCA provided $85 million during 2016 while there were no divestitures during 2017.

Net Cash Used in Financing Activities

McKesson has historically used a centralized approach to cash management and financing of its operations. As a result, the net cash used in financing activities in all periods presented primarily reflected net transactions with McKesson.

Recent Accounting Pronouncements

New accounting pronouncements that Core MTS adopted are included in Financial Note 2, “Significant Accounting Policies,” to the combined financial statements included in this prospectus.

BUSINESS

We are a leading independent healthcare technology platform that provides data and analytics-driven solutions to improve clinical, financial and patient engagement outcomes in the U.S. healthcare system. We offer a comprehensive suite of software, analytics, technology-enabled services and network solutions that drive improved results in the complex workflows of healthcare system payers and providers. Our solutions are designed to improve clinical decision making, simplify billing, collection and payment processes and enable a better patient experience.

We offer comprehensive, end-to-end solutions with modular capabilities to address our customers’ needs. Working with our customers to analyze workflows before, during and after care has been delivered to patients, we design and commercialize innovative solutions for various points in the healthcare delivery timeline. Our offerings range from discrete data and analytics solutions to broad enterprise-wide solutions, which include workflow software and technology-enabled services that help our customers achieve their operational objectives. As payers and providers become larger and more sophisticated and manage increasingly complex workflows, we believe they will increasingly seek strategic partners with scale and comprehensive, high value solutions.

Our Intelligent Healthcare Network was created to facilitate the transfer of data among participants and is one of the largest clinical and financial healthcare networks in the United States. In the fiscal year ended March 31, 2018, we facilitated nearly 14 billion healthcare transactions and approximately $1 trillion in adjudicated claims or approximately one-third of all U.S. healthcare expenditures. We serve the vast majority of U.S. payers and providers. Our customer base includes approximately 2,200 government and commercial payer connections, 900,000 physicians, 118,000 dentists, 33,000 pharmacies, 5,500 hospitals and 600 laboratories. This network transacts clinical records for over 112 million unique patients, more than one-third of the estimated total U.S. population. With insights gained from our pervasive network, extensive applications and analytics portfolio and our services operations, we have designed analytics solutions that include industry-leading and trusted franchises supported by extensive intellectual property and regularly updated content.

In addition to the advantages of scale, we believe we offer the collaborative benefits of a mission-critical partner. We seek enduring relationships with each customer through solutions embedded in their complex daily workflows that deliver measurable results. Our customer retention rate for our top 50 provider and top 50 payer customers was 100% for the fiscal year ended March 31, 2019. We believe our size, scale, thought leadership and prevalence across the healthcare ecosystem help make us a preferred partner for innovative technology companies and industry associations focused on driving standardization and efficiencies in the healthcare industry.

We believe that our solutions play a mission-critical role in the following important areas of the healthcare system:

We seek to help healthcare system constituents address fundamental operating needs.

Our analytically-driven solutions are designed to improve delivery of care through better clinical decision making and enhance and simplify billing and payment functions by reducing administrative errors and improving documentation. In addition, we seek to improve payers’ and providers’ relationships with consumers by offering solutions that enhance transparency and empower their decision making. We believe that our solutions enable our customers to operate more efficiently and thereby improve their competitive positioning. Our solutions have generated measurable financial and operational return on investment and improved quality of care and patient experience.

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A provider was able to decrease accounts receivable from a major payer by 50% from September 2012 to August 2013 as a result of on-site assessment, identification and prioritization of key reimbursement issues, and the implementation of revenue cycle management solutions.

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A regional medical center achieved a 62% increase in month-to-month collections in just six months beginning in 2011 using Clearance, our technology-enabled service solution, to validate patient identity, verify insurance eligibility and estimate patient financial responsibility.

•	A hospital customer achieved a 35% decrease in average turnaround times from 2014 to 2015 for CT, MRI and ultrasound readings using Workflow Intelligence, our imaging workflow and analytics solution.

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Our analytics, workflow and reimbursement optimization services have facilitated approximately $3.3 billion in incremental net revenue for over 60 payer customers in the market for Dual Eligibles (from 2002 to 2018) by identifying members eligible for both Medicare and Medicaid benefits.

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Since 2016, our ClaimsXten solution has supported over $4 billion in annual savings for payer customers, including leading health plans, through claims editing technology integrated with claims adjudication, which has improved payment accuracy while increasing provider satisfaction.

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A large national payer realized $10 million in annual savings in 2017 through a 20% increase in electronic payment adoption from traditional paper-based processes, using Change Healthcare’s virtual credit card solutions.

We have a track record of innovation. Our pervasive network connectivity combined with our use of AI and ML enables us to regularly improve our solutions and uncover new insights as our customers’ needs evolve. During fiscal 2019, we added a number of new solutions to our business platform through new product development:

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We launched Dual Enrollment Advocate, which utilizes AI to pinpoint Dual Eligibles, improving the ability of MA plans to identify, engage and enroll this population faster and at a lower cost. We currently serve 9 of the top 10 MA plans.

•	We launched Assurance Attach Assist, a modular solution that helps reduce the denial of claims by anticipating the documentation a payer may require for reimbursement.

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We launched a blockchain solution that supports approximately 20 million transactions per day. By leveraging blockchain technology, a client can query the status and full event history of a claim in real-time, accurately tracking the status of claims submission and remittance across the complete claim lifecycle and creating data records to track a patient’s episodes of care. In addition to improving transparency and efficiency, the incorporation of blockchain technology enables greater auditability, traceability, and trust – all for better revenue cycle management.

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We launched a new “Bring Your Own Key” solution as part of our cloud based analytics suite, HealthQx, which is designed to enable payers and providers to have immediate, granular control over their cybersecurity profile without involvement by our personnel and to enable their cloud-based systems to be re-encrypted and operational without service interruptions.

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We introduced Member Healthcare Payments, a consumer payment solution that enables health plans to display consolidated patient financial information in a single destination, and empower consumers to better understand and manage their healthcare finances.

Our ability to innovate is supported by more than 1,800 technology professionals including PhDs, masters-level health policy experts, design professionals, data scientists, programmers and statisticians in our research & development centers located in key markets such as Silicon Valley, Seattle, Boston, Philadelphia, Nashville, Minneapolis and Tel Aviv. We believe that our deep reach across the healthcare ecosystem and our history of commercializing innovations position us to be a preferred partner for customers and leading healthcare and technology companies.

We believe we are well positioned for growth across the markets we serve. Our growth strategy is to increase the breadth and depth of our capabilities organically and through acquisitions. We continue to increase the business we do with our base of long-standing customers by expanding our enterprise relationships and positioning our customers for success in their markets. Our comprehensive end-to-end solutions can reduce the complexity of our customers’ environments, yet are modular to meet their specific needs. We seek to use our data products and analytics, pervasive connectivity and our position as a trusted partner to develop innovative ways to create high value clinical and administrative solutions. We believe we are in the early stages of growth related to these opportunities.

Market Opportunity

We compete in the market for data and analytics-driven solutions that help ensure clinically appropriate care, increase efficiency and reduce waste in the healthcare industry. We believe the following trends impacting payers, providers and consumers represent a significant opportunity for us.

Wasteful spending amidst rising costs in U.S. healthcare system.

Note: Dollars in billions

Sources: Wasteful spending amount implied by research cited by National Academy of Medicine; Wasteful spending categories based upon Journal of American Medical Association (“JAMA”) “Eliminating Waste in Healthcare”; and Dollar amounts of wasteful spending calculated based on JAMA categories and percentages applied to the implied 2017 wasteful spending amount.

Research cited by the National Academy of Medicine estimates that 30% of U.S. healthcare spending is wasteful, implying more than $1 trillion of wasteful healthcare spending in 2018. Examples of waste include failure to adhere to best care practices and lack of care coordination, which leads to unnecessary readmissions and inappropriate levels of care delivery. Wasteful spending includes significant variation among providers in the cost and quality of similar care from provider to provider and market to market that is not explained by geography alone and also includes overtreatment, which is testing and care that is not medically beneficial. Additionally, the healthcare system has many inefficient processes that are manual, complex, frequently changing and time consuming, are prone to error, costly and require undue amounts of clinicians’ and other professionals’ time. In addition, improper payments, according to the Office of Management and Budget, have represented approximately 10% of all Medicare and Medicaid payments since 2015. Such improper payments and fraudulent billing create costly and labor-intensive follow-up. According to CMS, U.S. healthcare spending is expected to grow from $3.6 trillion in 2018, or 18% of U.S. gross domestic product, to $6.0 trillion, or approximately 19% of U.S. gross domestic product, in 2027. This implies that healthcare spending is increasing at a 5.6% annual growth rate, or 3.2% higher than expected inflation over the same period. Given the significant and lasting financial burden of ongoing rising costs and wasteful spending on society, both governmental and commercial payers and providers are increasingly focused on reducing costs attributable to administrative complexity and errors, excessive manual labor, and uncoordinated, unproductive or ineffective care whose value is not well determined or communicated. As a result, we expect continued strong demand for solutions that can aid in reducing waste, improve efficiency and help ensure delivery of clinically appropriate, value-based care.

Healthcare system exposure to growing chronically ill and higher risk populations. While the overall U.S. population is expected to increase 7% from 2017 to 2027, the population of adults age 65 and older is expected to increase 34% over the same period, according to the U.S. Census Bureau. This part of the population has the highest prevalence of chronic conditions, with average annual healthcare spending approximately three times higher than working adults and approximately five times higher than the under 18 year old demographic, according to CMS. As those older than 65 years of age access complex care at growing rates, they are also increasingly enrolling in managed care plans that bear the risk of healthcare utilization. For example, enrollment in MA, which according to CMS, has increased from 19% to 33% of eligible lives between 2007 and 2017, is expected to increase to 45% of eligible lives by 2027, according to the Congressional Budget Office. Additionally, according to CMS, while health plans administering Medicaid covered 81% of eligible lives as of 2016, only half of total Medicaid spending was managed, primarily because most Dual Eligibles, who are typically among the most chronically ill and disproportionately expensive beneficiaries for both programs, are not benefiting from any form of integrated care. Federal and state governmental agencies, Congress and CMS are seeking ways to more effectively service this group and promote avenues to access care in a more efficient and effective way. As the U.S. healthcare system increasingly serves more chronically ill and higher risk populations as the country’s elderly population continues to grow, providers and payers will need tools to onboard and manage these populations, including the ability to deliver appropriate care for medically-complex patients, and the ability to document risk and outcomes to attain the appropriate reimbursement rates associated with these populations.

Increasing prevalence of value-based care and reimbursement models. The traditional fee-for-service reimbursement model is viewed as having facilitated growth in healthcare spending beyond the value provided from additional services. In response, both public and private sectors are shifting towards alternative payment models that are designed to incentivize value and quality throughout an “episode of care,” which encompasses most or all of the services provided to a patient to diagnose, treat and manage a clinical condition before, during and after care is delivered. In recent years, HHS has set quality and value targets for certain Medicare alternative payment models and private payers are accelerating their focus in a similar fashion. These payment models require a high level of documentation, robust data, sophisticated payment attribution capabilities and advanced analytics that can adapt to new rules and goals to ensure compliance. Further, solutions seek to optimize the design, implementation and monitoring of care delivery throughout an episode of care. Many payers and providers are still building the capabilities, expertise and administrative processes to manage these changes adequately. They are increasingly partnering with third parties to demonstrate the achievement of the outcomes required under these value-based payment models, which requires a fundamentally different skillset than what they have deployed historically.

Increasing patient financial responsibility and consumerism in healthcare. As healthcare expenditures have continued to rise, employers and health plans have shifted costs to patients through increased adoption of high-deductible health plans, which grew 12% annually from 10 million people in 2010 to 22 million people in 2017, according to America’s Health Insurance Plans. This trend is expected to continue. Increases in patient financial responsibility require providers to obtain payment from the patient before and after the point of care, which in turn requires more advanced billing and collection workflows. As providers become more consumer-oriented and retail in nature, they require increasingly sophisticated, dynamic and personalized solutions, which generally necessitate scale to be implemented efficiently and cost effectively. As patients are required to pay more out of their own pockets for healthcare, they are increasingly more quality and cost-conscious consumers, and make more calculated decisions regarding their healthcare consumption. These empowered “healthcare consumers” are demanding price transparency and decision support from their health plans to help them select caregivers who deliver the highest value of care at the lowest price. Health plans are consequently partnering with third parties to provide their members with tools to enable them to assess quality and cost based on individual plan benefits. At the same time, providers seek to effectively communicate the quality and value of their services, determine patients’ upfront insurance eligibility, coverage and ability to pay their portion of their healthcare bills, and simplify the payment process to improve patient experience and satisfaction.

Proliferation of healthcare data. The U.S. government funded almost $40 billion of incentive payments to healthcare providers between 2011 and 2017 to adopt electronic health record technology, which has resulted in 80% of physicians and 96% of hospitals in the United States having certified EHR systems as of 2017, according to the Office of the National Coordinator for Health Information Technology. These EHRs, other digitized healthcare data and the increasing amount of personal health data from smartphones, wearable and other devices have created unprecedented amounts of healthcare data in the United States, which is expected to grow to more than 2,300 exabytes by 2020, according to the 2014 EMC Digital Universe Study by International Data Corporation. However, healthcare data is often siloed and unstructured and has historically been difficult to understand and use by all constituents on a timely basis. Both healthcare professionals and consumers increasingly demand tools and solutions that standardize the transfer and collection of data and the ability to mine and analyze it for actionable insights. Advancements in ML and AI are making it easier to cost effectively utilize data at scale in real time to identify actionable insights that help improve outcomes and decrease cost for healthcare constituents. As healthcare data can be used more effectively, we expect that leading technology companies will increasingly seek scaled partners like us to effectively develop new software and analytics solutions that help payers and providers improve workflows to deliver higher quality care at lower cost to consumers.

Our Strengths

Embedded in our customers’ end-to-end, mission-critical, daily workflows. Our solutions are embedded in our customers’ core business functions, including member enrollment patient access, treatment, documentation, reimbursement and payment, claims and financial management, and post-payment and communication. We believe our collaborative and comprehensive approach, combined with our modular capabilities, is important to our customers’ ability to operate efficiently and cost-effectively. We seek to earn the loyalty of our customers with solutions that we believe help them meet financial and operational objectives and improve their recurring and evolving processes.

Leading healthcare-specific technology infrastructure. We have developed industry-leading data and analytics franchises that deliver value to our customers. Our IHP provides a cloud-based, robust, and agile platform for our solutions. The IHP enables us to innovate with our customers and partners and to anticipate and meet customer needs. We continue to employ advanced technology to support our expansive network. We utilize efficient processes such as blockchain and an open API-driven functionability to enhance and expedite our processes. We collaborated with AWS for our cloud-based network, in order to increase our efficiency, transparency and security. Our commitment to industry-leading infrastructure creates significant leverage and speed for each of our businesses, and we believe helps our customers innovate faster and more effectively.

Scale and reach make us well positioned and a preferred technology partner. The pervasive nature of our solutions and network in the workflows of our more than 30,000 customers and our breadth of industry relationships position us to introduce best-in-class technologies to the healthcare industry at scale. We provide solutions supporting approximately 2,200 government and commercial payer connections, 900,000 physicians, 118,000 dentists, 33,000 pharmacies, 5,500 hospitals and 600 laboratories. This network transacts clinical records for over 112 million unique patients, more than one-third of the estimated total U.S. population. Our customers increasingly want to leverage our industry-leading data and analytics-driven solutions while taking advantage of our innovations in AI, ML and robotic process automation to improve clinical, financial and patient engagement outcomes. Our collaboration with industry-leading technology companies helps further broaden our scale and reach with new, innovative solutions.

•	AWS: We are establishing a new cloud-based network infrastructure to promote more efficient, transparent and secure administrative and financial transactions by shifting our solutions to AWS.

•	Google: We provide a pervasive, scalable and cost-effective infrastructure, collaboration and AI platform for medical imaging specialists with the Google Cloud Platform.

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Adobe and Microsoft: We leverage the Change Healthcare Intelligent Healthcare Network, Adobe Experience Cloud, and Microsoft Azure to collect, aggregate and utilize consumer data from disparate healthcare IT sources, then employ behavioral science, personalization and engagement tools, to enable a more secure method for providing customers with improved healthcare experiences designed to protect their privacy.

Modular and flexible solution design to serve our diverse, extensive customer base. We deploy our solutions through a complementary software and analytics, technology-enabled services and network delivery model with the power to target broad organizational needs of customers such as improved revenue opportunities or reduction in operational costs. At the same time, our solutions are modular and flexible, providing us with the ability to address a customer’s trajectory of needs whether that is a point solution or an end-to-end comprehensive set of products and services. In addition, we have the ability to deliver integrated solutions throughout our business.

For example, a medical network customer that utilizes our EDI can also use our Coding Advisor solution that leverages medical network transactions to improve coding accuracy, or an electronic payment solution that leverages the customer’s medical network to deliver electronic remittance advice. For their MA members, a customer can use Dx Gap Advisor to improve the completeness of claims submissions and help ensure appropriate reimbursement. As the needs of our customers evolve, we believe the flexible architecture we have developed will enable us to offer scaled, comprehensive solutions and be a partner of choice.

Proven ability to serve the evolving needs of our customers with industry-leading solution franchises. During 2019, we added a number of new solutions to our business platform through new product development. As of December 31, 2018, our payment accuracy solutions were embedded in the workflow of 19 of the 20 largest U.S. commercial payers based on covered lives, while our InterQual solutions were used by over 4,600 hospitals and facilities and used by health plans covering over 100 million members. As a long-time leader in healthcare data interoperability, we provide open APIs based on Fast Healthcare Interoperability Resources and other industry standards, which help us integrate and innovate with customers and partners across the industry. Examples of some of our innovative and growing solutions include:

•	Clearance Estimator: Solution for hospitals and health systems to create better patient estimates at or before service to help improve patient satisfaction and increase provider collections.

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InterQual AutoReview: Automates completion of InterQual medical reviews through integration with leading industry EHR to offer real-time advice regarding health plan medical necessity standards to providers and care managers to inform better clinical decisions at the point of care.

•	InterQual Connect: Integrated medical review and connectivity solution for payers and providers that enables automation of authorizations requiring a medical review.

•	Dx Gap Advisor: Helps expedite MA risk-adjusted payments by identifying gaps earlier in the reimbursement process in a cost-effective way.

•	Coding Advisor: Helps payers identify billing outliers, change provider behavior and reduce overpayments of low-dollar, high-volume claims.

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ClaimsXten: A clinically-based claims payment solution for payers that want to create and deploy flexible, automated rules to improve payment accuracy, reduce appeals, and realize medical and administrative savings.

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HealthQx: An episode analytics suite that helps payers and providers accelerate value-based payment innovation. Built on Microsoft Azure, HealthQx collects, analyzes, and reports claims and other information to help healthcare stakeholders design, develop, scale, and improve their value-based care programs.

•	TruView: A member engagement solution for payers who want to allow members to view costs of medical procedures to assist them in making informed decisions.

Data stewardship and security. As the amount of data in healthcare grows and the ability to use that data becomes more essential to effective delivery, management and administration, we expect data security to become increasingly important for our customers. We believe our history of delivering solutions while prioritizing data security and fidelity enables us to be the platform of choice for large customers and partners. We have multiple certifications with respect to certain of our offerings, including HITRUST, HIPAA, PCI, FISMA, ISO 27001, SOC2, and EHNAC, and we implement security procedures and policies informed by applicable law and recommended practices. We also aim to drive industry maturity through appointed leadership roles with

HITRUST Alliance and H-ISAC (Healthcare Information Security and Analysis Center). We believe our customers will increasingly consolidate solutions providers to a handful of entrusted parties that can address large-scale healthcare cost and quality issues securely. We believe our strong relationships with our existing customers position us to benefit from this expected trend.

Predictable revenue profile and attractive, scalable model. We believe we have an attractive operating profile given the predictable, recurring nature of a significant portion of our revenue combined with a scalable financial model. Our revenue is largely derived from recurring transactional, monthly-subscription and per-click formats, as well as contingency-based or long-term contracts. During the fiscal year ended March 31, 2019, 88% of the Joint Venture’s solutions revenue was Recurring Revenue. Our customer base is highly diversified as no customer represented more than 4% of the Joint Venture’s solutions revenue in the fiscal year ended March 31, 2019. Additionally, we benefit from high customer retention across a diversified customer base composed of approximately 61% providers and 39% payers based on solutions revenue for the fiscal year ended March 31, 2018. Our business model requires moderate capital spending to grow, with capital expenditures of 8.1% of the Joint Venture’s solutions revenue for the fiscal year ended March 31, 2019. We continue to streamline costs and have instituted cost improvement initiatives throughout the organization. We believe our Recurring Revenue, combined with the opportunities for continued operating improvement following the Transactions, will provide us with increasing flexibility to allocate and deploy our capital.

Growth Strategy

Develop, augment and commercialize capabilities at scale. We work closely with our customers to integrate our offerings into their workflows and business processes. We develop new products and services, partner with industry-leading companies and selectively acquire complementary technologies and businesses to enhance our offerings. We introduce solutions through one of three methods: internal development, commercial partnerships and acquisitions.

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Internal development—We leverage feedback from our customers, our partners and the analytical capabilities of our platform and suite of solutions to drive commercial innovations. We utilize our decades of industry experience, technology and services capabilities to identify new insights along the administrative and clinical care continuum. Through dialogue with our customers and our position as a scaled partner to payers, providers and others, we target commercial opportunities where these insights can be applied. We have developed new solutions such as InterQual Connect, Coding Advisor and Dx Gap Advisor in response to our partners’ requests to improve workflows and reduce barriers to collaboration. These responsive solutions are some of the fastest growing areas of our business.

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Commercial partnerships—We had approximately 700 channel partners as of March 31, 2018, including the major EHR providers supporting workflow integration, as well as go-to-market channel partners who expand the sales and distribution reach of our software, data, network and payment solutions. We believe that our industry-leading customer base and platform allow us to collaborate with other software and technology leaders to develop and rapidly deploy complementary software and services. These partnerships are expansive and flexible ranging from limited scope sales relationships to arrangements where we are a significant customer.

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Acquisitions—We have acquired and expect to continue to acquire assets and businesses that strengthen the value we deliver to our customers. Over the past seven years we have completed and successfully integrated 15 acquisitions. We have a successful track record of identifying, integrating and scaling new and complementary capabilities. For example, our recent NDSC and HealthQX acquisitions resulted from long-term partnerships that we previously had with both organizations.

Maximize wallet share with customers through cross selling. We believe we have significant opportunities to expand the suite of services that our long tenured and highly loyal customer base purchases from us through focused cross selling. While we seek to continually improve our product and service offerings, our sales force is focused on expanding the scope and depth of our customer relationships. Our omni-channel sales force covers medium and larger customers with direct field sales teams and uses inside sales for direct coverage of smaller customers. In addition, our sales teams are focused on embedding our technology in our partners’ applications and solutions. We leverage our communication and feedback with our customers to identify and execute on opportunities to expand and deepen relationships while increasing the benefits for their organizations through our connectivity, software, analytics and services.

Deliver comprehensive, end-to-end and modular solutions to customers. Our solutions are comprehensive in that they meet a significant portion of our customers’ clinical and administrative needs and are integrated to improve functionality and usability, yet are modular to meet the specific needs of our customers. We believe the ability to be comprehensive and integrated, yet flexible, will be increasingly attractive as customers seek to consolidate outside vendor relationships and improve their return on investment. We believe that our ability to deliver technology-enabled services as part of our comprehensive offerings significantly increases growth opportunities with our software, analytics and network solutions customers. Our solutions also continue to evolve with new technologies. We aim to have our offerings be flexible enough to work with the legacy technologies still used by many of our customers, while also delivering more sophisticated and advanced solutions to customers as they upgrade their technology platforms.

Use our large and growing data assets to deliver tangible value to customers. We continue to develop data-driven solutions that can drive tangible returns for our customers. We use our pervasive network connectivity and position as a trusted partner to create clinical and administrative solutions that leverage a multiparty, independent, longitudinal perspective and integrated technology and service assets. Our position as a trusted partner before, during and after care enables us to view the healthcare system from a holistic standpoint and deliver solutions that we believe are difficult to replicate. We routinely take insights from our connectivity, software and services and integrate them into complementary products and workflows. Through our large and growing data assets and associated analytics, we have created personalized, episodic, and population-based solutions for our customers to deliver high quality, low cost solutions at scale. As payment and care models evolve, we believe scaled data assets and pervasive network connectivity across constituents will be essential to delivering meaningful and sustainable cost and care improvements.

Continue to capitalize on the benefits of our transformational joint venture. In March 2017, we completed the establishment of the Joint Venture by combining Core MTS and Legacy CHC. This transaction was a significant corporate milestone and positions us to capitalize on an expanded customer value proposition. We believe that the combination of industry-leading analytics franchises and a comprehensive suite of solutions continues to create significant new and expanded growth opportunities. Since creating the Joint Venture, we have identified and executed a number of initiatives to improve our operational efficiency and positively impact our operating margins while making significant investments to support our long-term growth. As part of our strategy, we are repositioning certain of our underperforming solutions to better address end market dynamics and to improve the long-term growth potential of these solutions. As we continue to orient our sales efforts to fully capitalize on our expanded customer value proposition and capture opportunities, we expect our revenue and earnings growth across our segments to accelerate.

Our Solutions

We offer clinical, financial and patient engagement solutions in three business segments—software and analytics, network solutions, and technology-enabled services—that help create a stronger, more collaborative healthcare system. Through our interconnected position at the center of healthcare, we utilize our broad portfolio of solutions to serve stakeholders across the healthcare system, including commercial and government payers, employers, hospitals and health systems, physicians and other providers, pharmacies, labs and consumers. A summary of our various products and solutions is included below.

Software and Analytics

Our industry-leading software solutions seek to enable our customers to achieve financial performance, operational excellence, and payment and network optimization—ultimately helping them navigate the shift to value-based care. In the software and analytics segment, we provide solutions for revenue cycle management, provider network management, payment accuracy, value-based payments, clinical decision support, consumer engagement, risk adjustment and quality performance, and imaging and clinical workflow.

Network Solutions

We leverage our Intelligent Healthcare Network—with an industry-leading nearly 14 billion transactions and approximately $1 trillion in adjudicated claims—to enable and optimize connectivity and transactions among healthcare system participants and to generate insight using healthcare data to help meet their analytical needs. Through our network solutions segment, we provide solutions for financial, administrative and clinical transactions, electronic payments and aggregation and analytics of clinical and financial data.

Technology-enabled Services

We provide expertise, resources and scalability to allow our customers to streamline operations, optimize clinical and financial performance and focus on patient care. Through our technology-enabled services segment, we provide solutions for revenue cycle and practice management, value-based care enablement, communications and payments, pharmacy benefits administration, and consulting.

Software and Analytics

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Network & Financial Management: We help commercial and government payers improve claims operations performance, payment model innovation and provider network management through a comprehensive solution supporting payers across the entire payment continuum in the transition to value-based care and alternative payment models.

•	Value-Based Payment Analytics: We combine an advanced, cloud-based analytics platform and over 90 clinically validated episode of care definitions with visibility into over 200 million unique, de-identified consumers, to simplify the design, implementation and monitoring of alternative payment models such as bundled payments.

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Payment Accuracy Analytics & Services: Our comprehensive suite of solutions is designed to help payers combat risk for fraud, waste and abuse at every stage of the claim, from pre-submission to post-payment. Health plans covering over 175 million members, including all of the top ten U.S. health plans based on covered lives, used these products in 2018. As of December 31, 2018, our payment accuracy solutions were embedded in the workflow of 19 of the 20 largest U.S. commercial payers based on covered lives. In total, we have implemented over 20 claim systems integrations as of March 31, 2019.

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Provider Network Management Analytics: We help payers streamline management of provider networks, implement new network strategies and successfully deliver new insurance products. Developed with over 30 payers covering more than 50 million lives, our solutions enable a policy-driven environment in which the complex and dynamic interactions between networks, contracts and reimbursement are efficiently synchronized.

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Risk Adjustment & Quality Performance: We help payers and risk-bearing providers improve financial performance by supporting reimbursement for government-sponsored health plans—including risk adjustment and quality measures, such as the National Committee for Quality Assurance’s Healthcare Effectiveness Data and Information Set (“HEDIS”)—for the Medicare, Medicaid, and the Commercial Affordable Care Act markets.

•	Decision Analytics: We provide a comprehensive set of analytics-driven solutions for risk adjustment and quality performance that aligns with how government-sponsored plans are reimbursed.

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Clinical Review Services: We provide a comprehensive suite of services for medical records retrieval, coding, and abstraction for payers that want to increase incremental revenue and quality ratings for HEDIS and Stars (a CMS system to help beneficiaries compare performance and quality). With over 20 years of experience, our team retrieves 2 million charts and codes 2.3 million charts annually to support our payer customers with risk adjustment and quality programs compliance.

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Consumer Engagement: We help commercial and government payers adapt to evolving needs of a more value-based, consumer-driven environment with consumer-facing tools that support consumers from enrollment to ongoing health management. Our consumer engagement solutions help payers respond to many of the industry’s most pressing consumer engagement challenges, from addressing social determinants of health to engaging high need populations, such as Dual Eligibles.

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Member Enrollment & Outreach: We provide member-centric solutions for payers—focusing on Medicare and Medicaid programs—to improve revenue, increase member satisfaction, and improve engagement in maintaining or improving their health. We have helped Medicaid managed care payers add $3.3 billion in net revenue through dual enrollment and our enrollment AI services pinpoint with up to 93% accuracy those individuals with the highest likelihood to qualify for full or partial Medicare and Medicaid dual eligibility.

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Transparency & Provider Search: We provide a consumer engagement platform that allows health plan sponsors to help control healthcare costs by supporting consumers in making smart choices about health services and prescriptions. Our platform integrates with other wellness tools and incentive programs in a single connected hub that simplified the customer and consumer experience for more than 16 million Americans in 2018.

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Clinical Decision Support: Our industry-leading clinical criteria, InterQual, assists payers, providers and government organizations in making clinically appropriate medical utilization decisions to help determine the right care, at the right time, and at the right cost. Our InterQual solutions were used by over 4,600 hospitals and facilities as of October 2018, and health plans covering over 100 million lives as of April 2018.

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Revenue Cycle Management: We provide end-to-end revenue cycle management workflow and analytics to streamline reimbursement and time to revenue for hospitals, physician offices, laboratories and other ancillary care providers by providing timely insights that reduce denials.

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Imaging and Clinical Workflow Solutions: We help providers improve clinical, operational and financial performance through enterprise imaging, care delivery and capacity planning solutions for acute and post-acute care settings.

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Imaging and Workflow Solutions: Deployed in more than 3,300 facilities in the United States and internationally, our imaging solutions help customers improve productivity, improve performance and enable collaboration across the care continuum.

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Health System Connectivity & Analytics: We help Hospital, Health Systems, Integrated Delivery Networks, Accountable Care Organizations and other provider networks manage the transition to value-based care through solutions that acquire and analyze clinical, financial and operational data from across the care continuum.

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Data Platform: We enable our customers to acquire and aggregate clinical, financial and operational data from across the care continuum, analyze the data and make it available through applications, such as quality measure insights for value-based care reporting, or via direct feeds to a customer’s existing enterprise data warehouse and other analytics systems.

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Connectivity: Leveraging our skill and expertise in acquiring clinical data at-scale, our connectivity frameworks power Health Information Exchange capabilities across the health system and healthcare regions.

•	Analytics: Our healthcare analytic solutions provide the ability to identity opportunities for financial, clinical and operational improvement across fee-for-service and at-risk models.

•	Capacity Planning: We help providers achieve sustainable operating margins by reducing labor costs, optimizing patient flow and avoiding quality risks.

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Advisory Services: We provide competencies to center around leveraging data as a strategic asset, as well as healthcare strategy, custom analytics design, operational excellence, leadership, governance, and transformation in value-based care.

Network Solutions

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Intelligent Healthcare Network: Over the past three decades, we have built one of the largest financial and administrative healthcare networks in the United States. Our Intelligent Healthcare Network provides pervasive connectivity that benefits all major healthcare stakeholders, including commercial and governmental payers, employers, hospitals, physicians, laboratories, pharmacies and consumers.

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Medical Network: Our network provides support for healthcare financial and administrative transactions, including eligibility, claims, durable medical equipment, electronic remittance advice, claim status, pre-authorization and medical attachments. Our medical network is integrated with our payments network, which allows payers and providers to reconcile consumer out-of-pocket cash and credit card payments with payer electronic funds transfer and check payments to settle bills and claims.

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Dental Network: We provide eligibility, claims, electronic remittance advice and payment solutions to dental practices primarily through software channel partners. Our solutions further simplify claims through our attachments technology, which tightly integrates claims processing workflows to ensure only essential attachments required by a payer are connected to claim and delivered according to payer preferences.

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Clinical Exchange Network: Our Clinical Exchange Network provides an efficient mechanism for EHRs and laboratories to connect with each other and maintain regulatory certifications without the cost of expensive and redundant direct connections.

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MedRx Network: Our medical pharmacy network provides pharmacies with connectivity to commercial and government payers, supporting billing medical claims, such as durable medical equipment and immunizations, directly from the pharmacy management system.

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CommonWell Health Alliance: As the national service provider for CommonWell Health Alliance, we support an industry-wide interoperability effort to make available silos of data that reside within care settings and disparate health IT systems. Our services for CommonWell members include: (i) registration and unique identification of each individual enrolled; (ii) record locator services; (iii) linking of each individual’s clinical records across the care continuum; and (iv) data query and retrieval to enable caregivers to search, select and receive data.

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Electronic Payments: Our electronic payment solutions support both business-to-business (“B2B”) and consumer-to-business (“C2B”) payments. We believe we are well positioned to further drive the healthcare industry’s adoption of convenient and cost-saving payment processes through our comprehensive network of payers and providers.

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B2B Payment Solutions: We offer payers and providers the ability to distribute and receive payments in the most efficient manner—via electronic funds transfer, direct payment, card-based or check. We also assist our customers in automating these processes.

•	C2B Payment Solutions: We help providers efficiently bill consumers and offer consumer-friendly options to help reduce bad debt while enhancing the consumer billing and payment experience.

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Data Solutions: We help payers, providers, life sciences companies and commercial data providers address increasing demands for data to support analytical needs related to performance improvement, consumer engagement and value-based care.

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Data Platform: We enable our customers to acquire and aggregate clinical, financial and operational data from across the care continuum, analyze the data and make it available through applications or via direct feeds to a customer’s existing enterprise data warehouse and other analytics systems.

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Data Commercialization: We provide de-identified data feeds informed by regulatory compliant formats and create applications and tools directly for customers or via third party channel partners. We believe that the scale, diversity and timeliness of our data provide differentiated value.

Technology-enabled Services

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Revenue Cycle Management: We are a leader in revenue cycle management with demonstrated ability to help improve collections, optimize operational efficiency and enhance patient experience. We believe we are well positioned to grow as industry-wide margin pressure, coupled with increasing complexity of compliance and reimbursement, drive a robust demand for outsourcing.

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Patient Access Services: We enable health systems and physician practices to provide a broad range of patient access services to their patients. We leverage call center technology with the flexibility to utilize EHR and practice management capabilities, providing a single source of accountability with reporting and continuous quality monitoring.

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Revenue Integrity Services and Consulting: Our Revenue Integrity services help providers mitigate risk, and include charge audit services, coding augmentation, coding quality audit, clinical documentation improvement staffing, and compliance review.

•	Business Office Services: We deliver billing and accounts receivable management to address government, commercial and self-pay payments for hospitals, health systems, independent and hospital-employed physician practices, fire and emergency medical service agencies and other healthcare organizations such as independent and hospital-employed laboratories.

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Practice Management: We provide turnkey oversight and operations services for hospital-employed physicians and independent group practices handling a broad scope of administrative tasks including accounting, billing, collections, human resources, scheduling, finance and managed care contracting.

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Value-Based Care Enablement Services: We provide a broad scope of technologies, tools and services ranging from consulting and project support to full turn-key operations to enable providers, payers, Accountable Care Organizations, and government agencies to succeed in the transition from fee-for-service reimbursement to payment models that reward high-quality and cost-effective care.

•	Network Development and Physician Recruiting: We help commercial payers and managed care organizations successfully develop, manage and scale clinically integrated networks.

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Risk Management and Population Health Services: We enable providers to drive growth and improve margin performance under all value-based payment models, ranging from capitation to shared savings programs.

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Third-Party Administration: We provide fully delegated, licensed third-party administration services that enable risk-bearing providers and payers to reduce the burden of foundational health plan administration, allowing for greater focus on strategic activities such as new product development and member engagement.

•	Communications and Payment Services: We provide communication and payment solutions for payers, providers, channel partners and other stakeholders in the healthcare system.

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Communications and Payments: We help payers manage explanation of benefits, explanation of payments, checks, claims and correspondence. For providers and channel partners, we manage patient statements and related correspondence.

•	Payment and Claims Automation: We provide payment and claims automation solutions that facilitate, expedite and automate payment processing and posting activities.

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Pharmacy Benefits Administration (“PBA”): Our PBA solutions provide healthcare management and other administrative services for pharmacy payers and state Medicaid programs. Our solutions provide claims processing and other administrative solutions in real-time, according to customer benefit plan designs, and present a cost-effective alternative to an in-house pharmacy claims adjudication system.

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Consulting: Our healthcare consulting solutions help healthcare customers analyze, develop and implement business and technology strategies that are designed to align with healthcare trends and overall business goals.

Our Customers

We generally provide solutions to our payer and provider customers on a per transaction, per document, per communication, per member per month, per provider per month, monthly flat-fee, contingent fee, or hourly fee and software license, with recurring maintenance fee, basis. Our customer contracts are generally one to three years in term and automatically renew for successive annual terms unless terminated.

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Payers: The payer market primarily consists of national commercial insurers, regional private insurers, BlueCross Blue Shield plans, Medicare/Medicaid plans, provider-sponsored payers, third party administrators, emerging technology and data-driven health plans and other specialty health benefits insurers. We are directly connected to their workflows and administrative and clinical systems, and provide products and services to nearly all payers. The average tenure for our top ten payer customers is 23 years as of May 2019. We also have low payer customer concentration, with the top ten payers representing approximately 15% of the Joint Venture’s total revenue for the fiscal year ended March 31, 2019.

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Providers: The provider market is comprised of hospitals/health systems, physician practices, dentists, pharmacies, skilled nursing facilities, home health agencies, telehealth providers, senior care facilities, laboratories and other healthcare providers. We currently have contractual or submitter relationships, directly or through channel partners, with approximately 900,000 physicians, 118,000 dentists, 33,000 pharmacies, 5,500 hospitals, approximately 700 channel partners and 600 laboratories. The average tenure for our top ten provider customers is 24 years as of May 2019. We have low provider customer concentration, with the top ten providers representing approximately 8% of the Joint Venture’s total solutions revenue for the fiscal year ended March 31, 2019.

Marketing and Sales

Marketing activities for our solutions include direct sales, inside sales, targeted direct marketing, advertising, tradeshow exhibits and events, customer workshops, digital marketing activities, e-newsletters and conference sponsorships. We have a dedicated sales force that supports each of the payer and provider markets, including in-market sales representatives and an inside sales team. We also deliver certain of our solutions through approximately 700 channel partner relationships, which further extends the reach of our network and leverages our extensive solutions portfolio. Our channel partners include physician and dental practice management system and EHR vendors, hospital information system vendors, pharmacy system vendors and other vendors that provide software and services to providers and payers. We integrate our solutions into these channel partners’ software solutions for distribution to their provider customers.

Our Technology

Our technology platform is designed to enable enterprise scalability and access to cutting-edge capabilities for our solutions—including harnessing common technology components in key areas, such as AI and ML, blockchain and user interface/user experience as well as common connectivity to our Intelligent Healthcare Network. This enterprise technology approach—our Intelligent Healthcare Platform—enables our solutions to leverage our position at the center of healthcare—the connectivity, data assets, insights, analytics and scale of Change Healthcare.

Our technology platform is a hybrid cloud-based, user-centric, API-based, partner-friendly network and analytics platform that collects, synthesizes and analyzes our real-time, near real-time and batch transactions for medical, pharmacy, dental, laboratory and other financial and administrative data to generate timely and relevant insights in an effort to enable our customers to achieve their financial and operational goals.

We believe that we benefit from decades of experience developing, implementing and optimizing interfaces that are embedded in the core workflows of healthcare stakeholders and allow our solutions to be deployed by our customers to improve their operations and their end-to-end services. We have extensive expertise working with constantly evolving customer interfaces, which often include diverse legacy applications and technologies. We believe the timeliness, depth and breadth of our data allows us to generate broad sets of healthcare analytics, supporting applications and services for financial performance, payment accuracy, consumer engagement and value-based payments. We store data sets in scalable and accessible transaction data stores in the cloud with modern, substantial data warehousing capabilities. This data feeds our analytics engine for data product and analytics creation. The analytics data environments enable online analytics processing front-ended by our analytics data application programming interface cluster, with data persisted in a scalable, open standards-based infrastructure, incorporating performance with high availability.

Our technology architecture is based on technologies and practices that leverage agility and cost-effectiveness to provide scalability and reliability. We use both proprietary technology and open source technology with commercially standard legal and security considerations. We build our technology platform with a broad set of enterprise standards and governing principles resulting in a consistent architecture for customer-side user interfaces, middleware, database and storage, which provide advanced orchestration, interoperability and process control. Our platform is deployed over hybrid public and private cloud infrastructures. Our technology platform is designed and built to help the healthcare industry improve the technology gap that exists today and be responsive to our customers’ future needs relating to capabilities, performance and scalability.

For the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) through March 31, 2017, the Joint Venture incurred approximately $202 million, $222 million and $23 million in research and development expenses, respectively. For the two months ended February 28, 2017 and the years ended December 31, 2016 and December 31, 2015, Legacy CHC incurred approximately $14 million, $60 million and $45 million in development and engineering expenses, respectively. For the eleven months ended February 28, 2017 and the years ended March 31, 2016 and March 31, 2015, Core MTS incurred approximately $159 million, $197 million and $220 million in research and development expenses, respectively.

Regulatory Matters

Substantially all of our business is directly or indirectly related to the healthcare industry and is affected by changes in the healthcare industry, including regulatory changes and fluctuations in healthcare spending. In the United States and other countries, the healthcare industry is highly regulated and subject to frequently changing political, legislative, regulatory and other influences. Although some regulatory requirements do not directly apply to our operations, these requirements affect the business of our payer and provider customers and the demand for our solutions. We also may be impacted by non-healthcare laws, requirements and industry standards. For example, banking and financial services industry regulations and privacy and data security regulations may impact our operations as a result of the electronic payment and remittance services we offer directly or through third-party vendors. For a discussion of the risks and uncertainties affecting our business related to compliance with federal, state and other laws and regulations and other requirements, please see “Risk Factors—Risks Related to Our Business and Industry—Recent and future developments in the healthcare industry could have a material adverse impact on our business, results of operation or financial condition,” “Risk Factors—Risks Related to our Business and Industry—Government regulation, industry standards and other requirements create risks and challenges with respect to our compliance efforts and our business strategies,” and “Risk Factors—Risks Related to our Business and Industry—We are unable to predict what changes to laws, regulations and other requirements, including related contractual obligations, might be made in the future or how those changes could affect our business or the costs of compliance.”

Competition

We compete on the basis of the breadth and functionality of the solutions we offer on an integrated as well as modular basis, the return on investment realized by our customers from our solutions, the alignment we have with our customers due to not being owned by a payer or provider organization, the size and reach of our network, our value proposition and our pricing models. While we do not believe any single competitor offers a similarly expansive set of solutions, our solutions compete with:

•	healthcare transaction processing companies, including those providing EDI services and/or internet-based services and those providing services through other means, such as paper and fax;

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healthcare information system vendors that support providers or payers with their revenue and payment cycle management, imaging usage, retrieval and management, capacity and resource management, and clinical information exchange processes, including physician and dental practice management, hospital information, imaging and workflow solutions and EHR vendors;

•	IT and healthcare consulting service providers;

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healthcare insurance companies, pharmacy benefit management and pharmacy benefit administrator companies, hospital management companies and pharmacies that provide or are developing electronic transaction and payment distribution services for use by providers and/or by their members and customers;

•	healthcare payments and communication solutions providers, including financial institutions and payment processors that have invested in healthcare data management assets, and print and mail vendors;

•	healthcare eligibility and enrollment services companies;

•	healthcare payment accuracy companies;

•	healthcare engagement and transparency companies;

•	healthcare billing and coding services companies;

•	providers of other data products and data analytics solutions, including healthcare risk adjustment, quality, economic statistics and other data; and other data and analytics solutions; and

•	licensors of de-identified healthcare information.

We also compete in some cases with certain of our customers who themselves provide some of the same solutions that we offer, as well as with alliances formed by our competitors. In addition, certain major software, hardware, information systems and business process outsourcing companies, both with and without healthcare companies as their partners, offer or have announced their intention to offer competitive products or services.

Intellectual Property

We rely upon a combination of trade secrets, copyrights, trademarks, patents, license agreements, confidentiality policies and procedures, nondisclosure agreements and technical measures designed to protect the intellectual property and commercially valuable confidential information and data used in our business. We generally enter into nondisclosure agreements with our employees, consultants, vendors and customers. We also seek to control access to and distribution of our technology, documentation and other proprietary information.

We use numerous trademarks, trade names and service marks for our solutions. We also have a number of patents and patent applications covering solutions we provide, including software applications. However, we do not believe our solutions are dependent upon any one patent or patent application, or family or families of the same. We also license from third parties a variety of content, data and other intellectual property. Although we believe that alternative technologies and work-arounds are likely to be available should these agreements terminate or expire, there is no guarantee that third-party technologies will continue to be available to us on commercially reasonable terms or that work-arounds would be readily available for deployment in a commercially reasonable time-frame.

The steps we have taken to protect our trade secrets, copyrights, trademarks, service marks, patents and other intellectual property may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and adversely affect our competitive position or results of operations.

Employees

As of March 31, 2019, we had approximately 14,000 employees. None of these employees are represented by a labor union. We consider our relationships with our employees to be good.

Properties

Our corporate headquarters is located in leased office space in Nashville, Tennessee, and consists of approximately 178,000 square feet. The lease expires on October 31, 2022. We also own 407,000 square feet of office space in Alpharetta, Georgia.

We also lease a number of operations, business and sales offices and other facilities in several states and in international locations. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Seasonality

The nature of our customers’ end-market results in moderate seasonality reflected in revenue differences during the year with a slightly greater positive variance in our fiscal fourth quarter related to the regulatory impact of data submission deadlines due to HEDIS, which may drive timing of analytics activity. Following our adoption of new revenue recognition guidance on April 1, 2019, we believe that the moderate seasonality will continue to be reflected in our financial results but with potentially differing patterns than under today’s recognition method. Finally, quarter to quarter financial performance may vary from historical seasonal trends as we further expand and diversify our business and increase the portion of our revenue generated from new offerings.

Legal Proceedings

In April 2018, we responded to a notice and data request from OCR, the enforcement agency of HHS charged with investigating healthcare related privacy complaints and other potential HIPAA violations, alleging that a former employee’s protected health information had been improperly accessed. In May 2019, we received a no-action letter from OCR stating that OCR has closed its investigation with no further OCR action required.

In May 2016, our Miamisburg, Ohio office was served a subpoena by the OIG of HHS requesting documents related to our billing and coding of advanced life support and basic life support ambulance transport services. In May 2019, we settled this matter with the U.S. Department of Justice for an immaterial amount.

We are subject to claims, lawsuits and legal proceedings in the ordinary course of business. While it is not possible to ascertain the ultimate outcome of such matters, in management’s opinion, the liabilities, if any, in excess of amounts provided or covered by insurance for these matters are not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers of Change Healthcare Inc.

The following table sets forth the names, ages and positions of the directors, director nominees and executive officers of Change Healthcare Inc.:

Name	Age	Position
Neil E. de Crescenzo	57	President and Chief Executive Officer, Director
Fredrik Eliasson	48	Executive Vice President and Chief Financial Officer
Loretta A. Cecil	61	Executive Vice President, General Counsel
Alex P. Choy	57	Executive Vice President—Research and Development and Information Technology, and Chief Information Officer
Kriten Joshi	47	Executive Vice President, and President, Network Solutions
Thomas Laur	44	Executive Vice President, and President, Technology Enabled Services
Roderick H. O’Reilly	57	Executive Vice President, and President, Software and Analytics
August Calhoun	47	Executive Vice President, and President, Sales and Operations
W. Thomas McEnery	56	Executive Vice President and Chief Marketing Officer
Linda K. Whitley-Taylor	55	Executive Vice President and Chief People Officer
John H. Hammergren	60	Director Nominee
Nicholas L. Kuhar	33	Director
Howard L. Lance	63	Director Nominee
Bansi Nagji	54	Director Nominee
Philip M. Pead	66	Director Nominee
Phillip W. Roe	58	Director Nominee
Neil P. Simpkins	53	Director
Britt Vitalone	49	Director Nominee
Robert J. Zollars	61	Director Nominee

Neil E. de Crescenzo. Mr. de Crescenzo is Change Healthcare’s President and Chief Executive Officer and a member of its board of directors. Prior to joining Change Healthcare, Mr. de Crescenzo served as Chief Executive Officer and a member of the board of directors of Legacy CHC from September 2013 to the closing of the Transactions in March 2017. Prior to that, Mr. de Crescenzo served as the Senior Vice President and General Manager of the Global Health Sciences business of Oracle Corporation from June 2008 to September 2013. Prior to joining Oracle in 2006, Mr. de Crescenzo spent 10 years at IBM Corporation, including his last role as senior executive for Global Healthcare Business Consulting Services. Mr. de Crescenzo received a B.A. in Political Science from Yale University and an M.B.A. from Northeastern University.

Fredrik Eliasson. Mr. Eliasson is Change Healthcare’s Executive Vice President and Chief Financial Officer. Prior to joining Change Healthcare, Mr. Eliasson served as Executive Vice President and Chief Sales and Marketing Officer of CSX Corporation (“CSX”), a premier transportation company that provides rail, intermodal and rail-to-truck transload services and solutions to customers across a broad array of markets, from September 2015 to November 2017. From 2012 through August 2015, he served as CSX’s Executive Vice President and Chief Financial Officer. Prior to that, Mr. Eliasson led the development of two of CSX’s major markets as Vice President of Chemicals and Fertilizer and Vice President of Emerging Markets. He also supported Sales and Marketing in a previous position as Vice President of Commercial Finance. Mr. Eliasson received a B.A. and an M.B.A. from Virginia Commonwealth University.

Loretta A. Cecil. Ms. Cecil is Change Healthcare’s Executive Vice President and General Counsel. Prior to joining Change Healthcare, Ms. Cecil served as Senior Vice President, Governance Relations at McKesson and General Counsel at MTS from July 2006 to the closing of the Transactions in March 2017. Prior to that,

Ms. Cecil worked as General Counsel and Chief Compliance Officer for NCR Corporation’s Retail Division from 2003 to 2006. Prior to that she was a member of Womble Carlyle Sandridge & Rice, LLP, where she led the law firm’s national Telecommunications Practice Group and Georgia Government Relations Practice Group. Prior to that, Ms. Cecil was at AT&T and held several senior positions. Ms. Cecil received a B.A. from The University of North Carolina at Greensboro and a J.D. from The University of North Carolina at Chapel Hill.

Alex P. Choy. Mr. Choy is Change Healthcare’s Executive Vice President—Research and Development and Information Technology and Chief Information Officer. Prior to joining Change Healthcare, Mr. Choy served as Executive Vice President—Research and Development and Chief Information Officer of Legacy CHC from January 2014 to the closing of the Transactions in March 2017. Prior to that, Mr. Choy served as the Global Vice President, Product Development at Oracle Corporation from January 2013 to December 2013. Prior to that, Mr. Choy served as the Vice President Engineering for enterprise software products for Adobe Systems from May 2006 to December 2012. Prior to joining Adobe, Mr. Choy held senior level engineering and development positions at Interwoven, Veritas Software, Tandem, Sun Microsystems and Hewlett-Packard. Mr. Choy received a B.S. in Computer Science from the University of California, Berkeley and a Masters Degree in Computer Science from Stanford University.

Kriten Joshi. Mr. Joshi is Change Healthcare’s Executive Vice President and President, Network Solutions. Prior to joining Change Healthcare, Mr. Joshi served as Executive Vice President—Products of Legacy CHC from December 2013 to the closing of the Transactions in March 2017. Prior to joining Legacy CHC, Mr. Joshi was Global Vice President of Healthcare Product Strategy for Oracle Corporation’s Health Sciences Global Business Unit from December 2006 to December 2013. Prior to joining Oracle, Mr. Joshi served in senior strategy roles in IBM’s Global Sales and Distribution organization from 2003 to 2006. Prior to that, Mr. Joshi was with McKinsey and Co. Mr. Joshi received a B.S. in Mathematics from the California Institute of Technology and a Ph.D. in Physics from the Massachusetts Institute of Technology.

Thomas Laur. Mr. Laur is Change Healthcare’s Executive Vice President and President, Technology Enabled Solutions. Prior to joining Change Healthcare, Mr. Laur was President of the SAP Health division from August 2016 to January 2018, with responsibility over strategy, innovation, sales, marketing and operations for SAP’s global healthcare business. Before joining SAP, Mr. Laur was Chief Executive Officer of Sutherland Healthcare Solutions, a global services and analytics company, from July 2014 to July 2016. Earlier in his career, Mr. Laur worked at Cognizant as the Managing Director of the Healthcare Digital Ventures and Global Director of Strategy. Before this, he served nearly ten years as an Associate Partner in the strategy practice of Deloitte Consulting in New York City, Brussels and Boston. Mr. Laur received a B.S. in Economics and a MBA from the ICHEC Brussels School of Management.

Roderick H. O’Reilly. Mr. O’Reilly is Change Healthcare’s Executive Vice President and President, Software and Analytics. Prior to joining Change Healthcare, Mr. O’Reilly served as President of MHS from October 2014 to the closing of the Transactions in March 2017. Prior to that position Mr. O’Reilly led portfolio management, mergers and acquisitions and integrated planning as the Senior Vice President of Strategy and Business Development for MTS from March 2013 to October 2014. Mr. O’Reilly also served as President of McKesson’s Health Systems Enterprise Solutions from 2010 to 2013. Prior to that, Mr. O’Reilly was President of the Enterprise Medical Imaging Group from 2008 to 2010. Mr. O’Reilly joined McKesson in 2002 through the acquisition of A.L.I. Technologies, where he had served as Vice President of Operations since 1998. Mr. O’Reilly earned his B.A. in Business Administration from Simon Fraser University and his M.B.A. from the University of British Columbia.

August Calhoun. Mr. Calhoun is Change Healthcare’s Executive Vice President and President, Sales and Operations. Prior to joining Change Healthcare, Mr. Calhoun served as SVP and general manager (GM) of Services at Siemens from April 2016 to March 2018. Prior to Siemens, Mr. Calhoun held increasingly senior leadership positions in several dynamic organizations. He progressed from sales roles at IBM to national sales roles at Dell, then led one of Dell’s largest industry verticals. He later served as SVP and GM for the $250M

Provider Solutions business at Truven Health Analytics prior to joining Siemens. Mr. Calhoun received a B.S. in Chemistry from the University of Delaware, and a Ph.D. in Physical Chemistry from the University of Pennsylvania.

W. Thomas McEnery. Mr. McEnery is Change Healthcare’s Executive Vice President and Chief Marketing Officer. Prior to joining Change Healthcare in 2014, Mr. McEnery served as the Chief Marketing Officer of Optum (a part of UnitedHealth Group) from September 2007 to May 2013. Throughout his career, he has served in many leadership positions, including Managing Partner of Green Point Partners, Vice President of Global Marketing at Fair Isaac Corporation, and several roles at Fallon Worldwide. Mr. McEnery received a B.A. in Communication from the University of Minnesota-Duluth and has completed executive level coursework at Thunderbird, the Garvin School of International Management.

Linda Whitley-Taylor. Ms. Whitley-Taylor is Change Healthcare’s Executive Vice President and Chief People Officer. Prior to joining Change Healthcare, Ms. Whitley-Taylor was executive vice president and chief human resources officer at Amerigroup Corporation from January 2008 to December 2012. Prior to Amerigroup, Ms. Whitley-Taylor was senior vice president of Human Resources Operations for Genworth Financial (formerly GE Financial Assurance), where she helped take the company public in 2004. Prior to that, Ms. Whitley-Taylor spent 15 years with GE in a variety of roles and locations, comprising operations, quality, training, talent management, and human resources. Ms. Whitley-Taylor received a B.A. in Psychology from Radford University.

John H. Hammergren. Mr. Hammergren is expected to join the board of directors of Change Healthcare Inc. as Chairman prior to the completion of this offering. Mr. Hammergren has been a director of McKesson since July 1999, has served as chairman of the board of McKesson since July 2002, and President and Chief Executive Officer of McKesson since April 2001. Mr. Hammergren joined McKesson in 1996 and held a number of management positions before becoming President and Chief Executive Officer. He was a director of the Hewlett-Packard Company from 2005 through April 2013. Mr. Hammergren is the Chairman of the Supervisory Board of Celesio AG. Additionally, he is currently a member of the Business Council, the Business Roundtable and the Healthcare Leadership Council, as well as the Board of Trustees for the Center for Strategic & International Studies. Mr. Hammergren received his B.A. in Business Administration from the University of Minnesota and an M.B.A. from William College of Business at Xavier University.

Nicholas L. Kuhar. Mr. Kuhar is a member of Change Healthcare Inc.’s board of directors. Mr. Kuhar is a principal in the Private Equity Group at Blackstone, where he has been since June 2014. Prior to Blackstone, Mr. Kuhar worked as an associate at Bain Capital from September 2010 to July 2012 and as a business analyst at McKinsey & Company from August 2008 to May 2010. He is currently a member of the board of directors of MB Aerospace and previously served on the board of directors of HealthMarkets. Mr. Kuhar received a B.B.A. in Finance and Economics from the University of Notre Dame and an M.B.A. from Harvard Business School.

Howard L. Lance. Mr. Lance is expected to join the board of directors of Change Healthcare Inc. prior to the completion of this offering. Mr. Lance currently serves as chairman of the board of directors of Summit Materials, Inc. He served as the president and Chief Executive Officer of Maxar Technologies Inc. from May 2016 to January 2019. Mr. Lance was an independent director of Ferrovial S.A. from 2014 until 2016. Mr. Lance also served on Legacy CHC’s board of directors from November 2012 to February 2013 and became the chairman of Legacy CHC’s board of directors from February 2013 to February 2017. Prior to that, Mr. Lance served as the Chairman, President and Chief Executive Officer of Harris Corporation from January 2003 until December 2011. Mr. Lance also served as a director of Eastman Chemical Company from 2005 to 2014, Stryker Corporation from 2009 to 2014 and Aviat Networks, Inc. from 2007 to 2009. Mr. Lance received a B.S. in Industrial Engineering from Bradley University and an M.S. in Management from Purdue University.

Bansi Nagji. Mr. Nagji is expected to join the board of directors of Change Healthcare Inc. prior to the completion of this offering. Mr. Nagji currently serves as Executive Vice President of Corporate Strategy and Business Development for McKesson, a position he has held since February 2015. Prior to joining McKesson,

Mr. Nagji served as a principal of Deloitte Consulting, LLP and Global Leader, Monitor Deloitte from January 2013 to February 2015. Mr. Nagji also served on the Board of Directors of Deloitte LLP between December 2013 and February 2015. Prior to that, Mr. Nagji was with Monitor Group, a global strategy consulting firm, for 20 years where he was a senior partner and its President when the firm merged with Deloitte. Mr. Nagji received his B.A. and M.A. from Cambridge University and an M.B.A. with Distinction from INSEAD.

Philip M. Pead. Mr. Pead is expected to join the board of directors of Change Healthcare Inc. prior to the completion of this offering. Mr. Pead served on Legacy CHC’s board from November 2012 to February 2017, having previously served on Legacy CHC’s board from February 2009 through August 2011. He also served as President and Chief Executive Officer of Progress Software Corp. from December 2012 until his retirement in October 2016. Prior to that, Mr. Pead served as Executive Chairman and Interim Chief Executive Officer of Progress Software Corp. from November 2012 to December 2012 and as Non-Executive Chairman beginning in July 2012, having joined the Progress Software Corp. board of directors in July 2011. Prior to that, Mr. Pead served as Chairman of the board of directors of Allscripts Healthcare Solutions, Inc. from August 2010 through April 2012 following Allscripts’s acquisition of Eclipsys Corporation where he had served as President and Chief Executive Officer since May 2009. Mr. Pead also served as a director of Eclipsys from February 2009 until its acquisition by Allscripts. Mr. Pead received a B.S. in Economics from the University of London and a Business Administration Diploma from Harrow College of Technology.

Phillip W. Roe. Mr. Roe is expected to join the board of directors of Change Healthcare Inc. prior to the completion of this offering. Mr. Roe served on Legacy CHC’s board of directors from November 2015 to February 2017. He has served as a Senior Advisor to Martin Ventures, a private family-owned venture company, since April 2018. Mr. Roe served as CEO of Martin Ventures from June 2015 to March 2018. Mr. Roe previously served as Senior Vice President, Finance of Tenet Healthcare from October 2013 to May 2015 following Tenet’s acquisition of Vanguard Health Systems where he served as the Executive Vice President, Chief Financial Officer and Treasurer since November 2007. Prior to that, he served as Senior Vice President, Controller and Chief Accounting Officer of Vanguard Health Systems. Mr. Roe received a B.S. in Accounting from Oklahoma Christian University and is a certified public accountant.

Neil P. Simpkins. Mr. Simpkins is a member of Change Healthcare Inc.’s board of directors. Prior to joining the board of Change Healthcare, Mr. Simpkins served on Legacy CHC’s board of directors from November 2011 to February 2017 and served as the chairman of Legacy CHC’s board of directors from November 2011 through February 2013. Mr. Simpkins has also served as a Senior Managing Director in the Private Equity Group of Blackstone since December 1999. Mr. Simpkins was a Principal at Bain Capital from 1993 to 1999. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in London and in the Asia Pacific region. Mr. Simpkins currently serves as a director of Gates Corporation, Apria Healthcare Group, Team Health and Summit Materials. Mr. Simpkins graduated with honors from Oxford University and received an M.B.A. from Harvard Business School.

Britt Vitalone. Mr. Vitalone is expected to join the board of directors of Change Healthcare Inc. prior to the completion of this offering. Mr. Vitalone currently serves as Executive Vice President and Chief Financial Officer for McKesson, a position he has held since January 2018. Mr. Vitalone serves as a member of McKesson’s executive committee and chairman of the board for ClarusONE Sourcing Services. Mr. Vitalone joined McKesson in 2006 and served in various leadership positions prior to becoming Executive Vice President and Chief Financial Officer, including as senior vice president and chief financial officer, McKesson U.S. Pharmaceutical and Specialty Health, senior vice president of Corporate Finance and M&A Finance, and senior vice president and chief financial officer, McKesson Medical-Surgical. Prior to joining McKesson, Mr. Vitalone held a variety of financial leadership positions with GE Financial Assurance, CarMax and Bausch & Lomb. Mr. Vitalone received his B.S. in Accounting from St. John Fisher College and is a certified public accountant.

Robert J. Zollars. Mr. Zollars is expected to join the board of directors of Change Healthcare Inc. prior to the completion of this offering. Mr. Zollars has been a director at Five9, Inc. since 2013 and Kate Farms, Inc.

since 2015 and has been Executive Chairman at AppianRx since 2017 and a director at TCGRx since 2017. Prior to that, Mr. Zollars was Chairman and Chief Executive Officer of Vocera Communications, Inc. from 2007 to 2013. Prior to that, Mr. Zollars spent one year as President and Chief Executive Officer at Wound Care Solutions, LLC. from 2006 to 2007. Prior to that position, Mr. Zollars was Chairman and CEO of Neoforma, Inc, from 1999 to 2006, having arrived after a long career in healthcare technology and services. Mr. Zollars received his B.S. in Marketing from Arizona State University where he is now Co-Chair of the Trustees, and his M.B.A. from John F. Kennedy University.

Directors and Executive Officers of the Joint Venture

The directors and executive officers the Joint Venture as of the date of this prospectus are identical to the directors and director nominees and officers of Change Healthcare Inc. Mr. Hammergren is chairman of the Joint Venture’s board of directors.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In addition, we entered into a stockholders agreement with certain affiliates of our Sponsors, McKesson and the Joint Venture in connection with the Transactions. This agreement grants Blackstone the right to designate nominees to Change Healthcare Inc.’s board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Additionally, the LLC Agreement grants each of the McK Members and Change Healthcare Inc. the right to designate directors to the Joint Venture’s board of directors subject to the maintenance of certain ownership requirements in LLC Units. See “Certain Relationships and Related Person Transactions—LLC Agreement of the Joint Venture.”

Director Independence

Our board of directors has affirmatively determined that each of Messrs. Hammergren, Kuhar, Lance, Nagji, Pead, Roe, Simpkins, Vitalone and Zollars qualify as independent directors under the Nasdaq listing standards.

Background and Experience of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors and director nominees’ individual biographies set forth above. We believe that our directors and director nominees provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•

Mr. de Crescenzo—our board of directors considered Mr. de Crescenzo’s significant management and leadership experience as a member of our senior management team and from his service in multiple management and leadership positions within large providers of software and technology products and services and Mr. de Crescenzo’s many years of experience in the healthcare software and information technology industries.

•

Mr. Hammergren—our board of directors considered Mr. Hammergren’s experience of more than 30 years in the healthcare industry and his extensive leadership and management skills developed through his role as President and Chief Executive Officer of McKesson.

•	Mr. Kuhar—our board of directors considered Mr. Kuhar’s financial and investment experience and strategic skills gained through his experience with other Blackstone portfolio companies.

•

Mr. Lance—our board of directors considered Mr. Lance’s extensive leadership and management skills developed through his prior service as a senior executive officer and director of large, public companies.

•

Mr. Nagji—our board of directors considered Mr. Nagji’s significant management and strategic skills gained through more than 25 years of experience as a global strategy consultant and senior executive of McKesson and Mr. Nagji’s deep experience in the healthcare industry and in executing large scale, complex transformation programs.

•

Mr. Pead—our board of directors considered Mr. Pead’s leadership skills and intimate knowledge of the industry as the former chairman of the board of directors and executive officer of publicly-traded healthcare technology companies and Mr. Pead’s significant and varied management expertise, developed in roles of increasing responsibility throughout his career, including the integration of acquired companies, improving operating efficiencies and margins, managing complex regulatory compliance matters and growing the business.

•

Mr. Roe—our board of directors considered Mr. Roe’s experience of more than 20 years in the healthcare industry and significant financial experience as a former chief financial officer of a public company.

•

Mr. Simpkins—our board of directors considered Mr. Simpkins’s significant financial and investment experience and executive management and strategic skills gained through his experience with other Blackstone portfolio companies and his additional board experience with several public and private companies.

•

Mr. Vitalone—our board of directors considered Mr. Vitalone’s experience in the healthcare industry and his extensive financial and management experience gained while serving in a variety of financial leadership positions within several public and private companies, including most recently as the Chief Financial Officer of McKesson.

•

Mr. Zollars—our board of directors considered Mr. Zollar’s significant management experience, having run a number of healthcare technology companies, and also his significant governance experience as a NACD Board Leadership Fellow.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of Mr. Kuhar, Mr. Pead, Mr. Roe and Mr. Vitalone, with Mr. Roe serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement. Mr. Roe and Mr. Pead qualify as independent directors under the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Lance, Mr. Nagji and Mr. Simpkins, with Mr. Lance serving as chair. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of Mr. Lance, Mr. Nagji, Mr. Simpkins and Mr. Zollars, with Mr. Zollars serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Governance Matters

Approval Rights of the Members

Pursuant to the LLC Agreement, certain actions by the Joint Venture would require the prior written consent of both McKesson and Change Healthcare Inc. These matters include, without limitation: (i) materially changing the line of business of the Joint Venture and its subsidiaries; (ii) the appointment, removal or replacement of the Joint Venture’s chief executive officer or chairman of the Joint Venture’s board of directors; (iii) approving the Joint Venture’s annual operating plan and budget; (iv) entering into certain material agreements, including affiliate transactions; (v) declaring or paying any dividend, redeeming or repurchasing equity securities or issuing or authorizing the issuance of equity securities of the Joint Venture or its subsidiaries; (vi) incurring indebtedness (subject to certain exceptions); (vii) a change of control of Change Healthcare, or the sale, lease or disposal of assets of the Joint Venture or its subsidiaries outside the ordinary course of business; (viii) any initial public offering, other than a Qualified IPO (as defined under “Certain Relationships and Related Person Transactions—LLC Agreement of the Joint Venture—Transfers of LLC Units”); (ix) terminating, liquidating or dissolving the Joint Venture or any of its material subsidiaries; and (x) any amendment to, modification of, or waiver under the Contribution Agreement or the ancillary transaction documents by the Joint Venture. The foregoing approval rights of the members of Change Healthcare would terminate, as to each of McKesson and Change Healthcare Inc., at such time as McKesson (together with its permitted transferees) no longer own directly or indirectly 10% or more of the Joint Venture equity interests initially held by McKesson.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Sponsors described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Executive Compensation

Compensation Discussion and Analysis

Overview

The following discussion analyzes our executive compensation program with respect to our named executive officers for the year ended March 31, 2019 and the material elements of the compensation packages awarded to such officers. The individuals whose compensation is discussed below are:

•	Neil E. de Crescenzo, our Chief Executive Officer;

•	Fredrik Eliasson, our Executive Vice President and Chief Financial Officer;

•	August Calhoun, our Executive Vice President and President, Sales and Operations;

•	Thomas Laur, our Executive Vice President and President, Technology Enabled Services; and

•	Roderick O’Reilly, our Executive Vice President and President, Software and Analytics.

We collectively refer to these individuals as our “named executive officers.”

Compensation Philosophy and Objectives

Our compensation program is centered around a pay-for-performance philosophy and is designed to reward our named executive officers for their abilities, experience and efforts. The compensation programs we offer directly influence our ability to attract, retain and motivate the highly-qualified and experienced professionals who are vital to our success as a company.

We believe that having compensation programs designed to align executive officers’ interests with those of Change Healthcare and its stockholders in achieving positive business results and to reinforce accountability is the cornerstone to successfully implementing and achieving our strategic plans. In determining the compensation of our named executive officers, we are guided by the following key principles:

•

Attract, Retain, Motivate and Reward. Attract, retain, motivate and reward highly qualified and talented executives who possess the skills to achieve innovation and growth objectives in a competitive technology industry.

•

Pay for Performance. Align executive’s compensation with performance against our short-term and long-term company performance objectives by rewarding results that meet or exceed our growth and profitability goals.

•	Competitive Compensation. Set total target direct executive compensation at levels competitive with peer companies and consistent with market practice.

•	Stockholder Alignment. Align executive interests with those of our stockholders to create long-term value by rewarding our executives for their contributions to the Company.

We seek to maintain a performance-oriented culture and a compensation approach that rewards our named executive officers when we achieve our goals and objectives, while putting at risk an appropriate portion of their compensation if our goals and objectives are not achieved. Consistent with this philosophy, we have sought to create an executive compensation package that balances short-term versus long-term components, cash versus equity elements and fixed versus contingent payments in ways that we believe are most appropriate to motivate our named executive officers.

The Role of the Compensation Committee and Management

Prior to this offering, executive compensation and related decisions were made by the compensation committee of the Joint Venture and the board of directors of Change Healthcare Inc. In connection with this offering, the compensation committee of Change Healthcare Inc. will assume responsibility for the strategic oversight of our compensation and benefit programs. Except where the context requires otherwise, references to the “compensation committee” shall refer to the compensation committee of the Joint Venture.

The compensation committee works directly with our Chief Executive Officer to set annual compensation of each of our named executive officers other than our Chief Executive Officer. To this end, our Chief Executive Officer completes an evaluation of each such named executive officer, makes recommendations regarding the compensation of such officer and presents his evaluations and compensation recommendations to the compensation committee.

After considering our Chief Executive Officer’s evaluations and recommendations and such other factors as the nature and responsibilities of each named executive officer’s position, the named executive officer’s experience, Change Healthcare’s achievement of corporate goals, the named executive officer’s achievement of individual goals and the other considerations described below, together with consideration of the executive compensation philosophy described above, the compensation committee sets the annual compensation of our named executive officers. The compensation committee then sets the compensation of our Chief Executive Officer in a meeting at which the Chief Executive Officer is not present. The compensation for each of our named executive officers is set and recommended for adoption at meetings of the compensation committee generally held in the first quarter of each year.

Role of the Compensation Consultant

We have engaged Radford, a unit of Aon plc, a compensation consulting firm (the “Consultant”), to provide executive compensation consulting services to help align executive pay with market practices for 2019 executive pay decisions and to advise on executive and director compensation in connection with this offering.

In fiscal 2019 and in connection with this offering, the Consultant performed a variety of work, including but not limited to: assisting in the development of a market-based executive compensation program, conducting a review of the competitiveness of our executive compensation program and re-evaluating our executive severance and change-in-control benefit programs. To assist the compensation committee in its review and evaluation of each of these areas in connection with this offering, the Consultant established a peer group composed of 22 companies described below. The peer group, which has been reviewed and approved by the compensation committee, was selected based on weighted parameters and financial information and is intended to ensure that the Company remains within a reasonable range of the peer median in terms of revenue, headcount, and market value.

Fiscal 2019 Peer Group
Alliance Data Systems Corp.	Cerner Corp.	Nuance Communications Inc.
Allscripts Healthcare Solutions Inc.	Citrix Systems, Inc.	PTC Inc.
athenahealth, Inc.	CoreLogic, Inc.	Science Applications
Broadridge Financial Solutions, Inc.	Fiserv Inc. Gartner Inc.	International Corp. Symantec Corp.
CA, Inc.	Global Payments Inc.	Synopsys, Inc.
Cadence Design Systems	Jack Henry & Associates, Inc.	Teradata Corp.
CDK Global Inc.	Leidos Holdings Inc.	Unisys Corp.

Overview of Components of Compensation

Compensation for our named executive officers consists of the following key components:

•	base salary;

•	annual cash incentive compensation; and

•	equity-based awards.

The first component of named executive officer compensation is base salary, which is intended to secure the services of the executive and compensate him for his functional roles and responsibilities.

The second component is an annual cash incentive opportunity, which is based upon a combination of Company and individual performance. These annual cash incentive opportunities are intended to link executive pay directly to achievement of annual Company operating and/or other performance objectives. We believe this compensation component aligns the interests of our named executive officers with the interests of our stockholders in the pursuit of short- to medium-term performance that should create value for our stockholders.

The third component is equity-based awards, which provide a long-term incentive component to named executive officer compensation packages. Equity-based awards granted to our named executive officers align a portion of our named executive officers’ compensation to the interests of our investors and to each other, further reinforcing collaborative efforts for their mutual success. Equity-based compensation also fosters a long-term commitment from our named executive officers to the Company and balances the shorter-term cash components of compensation that we provide.

Our named executive officers are also eligible to receive the same benefits that we provide and to participate in all plans that we offer to other full-time employees, including health and welfare benefits and participation in our 401(k) Savings Plan. In addition, our named executive officers who are on U.S. payroll are entitled to participate in our supplemental non-qualified deferred compensation plan (“DCAP”) and our non-qualified supplemental 401(k) plan (“Supplemental 401(k) Plan”). All named executive officers are eligible for annual executive physicals.

We also provide our named executive officers with severance payments and benefits in the event of an involuntary or, in certain cases, constructive termination of employment without cause and accelerated equity award vesting in connection with a change in control of the Company.

Base Salary

We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his responsibilities and any changes thereto.

The compensation committee did not increase the base salaries of any of our named executive officers in fiscal 2019.

Annual Cash Incentive Program

We provide our named executive officers with the opportunity to share in our success through annual cash incentive awards under our annual cash incentive program (the “AIP”). The AIP provides Change Healthcare’s senior management and certain other key employees the opportunity to earn annual cash compensation in addition to their base salaries. The compensation committee has general authority for oversight and interpretation of the AIP. The compensation committee, with the recommendations of our Chief Executive Officer (other than with respect to himself), is responsible for (i) setting annual objective performance targets, (ii) reviewing actual performance and (iii) determining the amount of the compensation payable to each named executive officer.

Under the AIP, a participant’s annual target incentive opportunity is calculated as a percentage of the participant’s eligible base salary, with the target percentage generally being aligned with the participant’s level and role at the Company. The funding of annual cash incentive awards under the AIP is dependent on achievement of annual objective performance targets by the Company as a whole and of the operating division or divisions to which a participant provides services, if applicable. The amount of compensation a participant is eligible to be paid under the AIP is determined primarily on the basis of objective Company performance measures determined by the compensation committee each year, currently we use Adjusted EBITDA and revenue.

After reviewing the actual performance of the Company, the compensation committee, with recommendations of our Chief Executive Officer (other than with respect to himself), then undertakes an evaluation of each named executive officer’s performance. The compensation committee does not rely on preset formulas, thresholds or multiples in its evaluation but rather relies upon its and our Chief Executive Officer’s judgment after careful consideration of an executive’s performance during the year against pre-established goals, leadership qualities, operational performance, business responsibilities, long-term potential to enhance stockholder value, current compensation arrangements and tenure with the Company.

Fiscal 2019

The compensation committee determined that for fiscal 2019 company-wide or corporate level financial performance would account for 100% of the annual cash incentive opportunity for Messrs. de Crescenzo, Eliasson and Calhoun and, for Messrs. Laur and O’Reilly, the financial performance of the named executive officer’s business unit would account for 75% of the executive’s annual cash incentive opportunity with company-wide performance as a whole accounting for the remaining 25%. In each case, 50% of the fiscal 2019 financial performance measures for both the Company as a whole and the executive’s business unit, as applicable, were based on Adjusted EBITDA targets (calculated as set forth in the section entitled “Summary—Summary Historical Consolidated Financial Data of Change Healthcare Inc.”) and 50% were based on revenue targets under the AIP. We believe the combination of these performance factors and the proportionate weighting assigned to each reflected our overall Company goals for 2019, which balanced the achievement of revenue growth with improving our operating efficiency. The compensation committee has reserved the ability to adjust the actual financial performance results to exclude the effects of extraordinary, unusual or infrequently occurring events. For fiscal 2019, the compensation committee determined that no such adjustments were necessary.

The weighted achievement factor for each of the financial performance measures is determined by multiplying the weight attributed to each performance measure by the applicable achievement factor for each measure. For each of the performance measures, the achievement factor is determined by calculating the payout percentage against the target goal based on the following pre-established scale:

	Threshold 25% Achievement Tier		Target 100% Achievement Tier		Maximum 200% Achievement Tier
Business Unit	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Corporate	92.0%	92.0%	100.0%	100.0%	110.0%	110.0%
Software and Analytics	92.0%	92.0%	100.0%	100.0%	110.0%	115.0%
Technology-Enabled Services	92.0%	92.0%	100.0%	100.0%	110.0%	130.0%

If achievement with respect to any performance measure falls between the threshold and target payout percentages, or between the target and maximum payout percentages, the achievement factor for that particular performance measure will be interpolated on a straight-line mathematical basis (and rounded to the nearest whole number). If achievement with respect to any performance measure does not reach threshold payout percentage, then that measure will be deemed to have 0% attainment.

The following tables outline the calculation of the funding attainment based on the pre-established scale associated with our actual results against the targets and the resulting weighted and combined achievement factors:

Messrs. de Crescenzo, Eliasson and Calhoun(1)

Measure	Weighting	Target ($ in millions)	Actual ($ in millions)	2019 Payout Percentage (% of Target)	2019 Achievement Factor (%)	2019 Weighted Achievement Factor (%)
Corporate Adjusted EBITDA	50%	$965.0	$937.1	97.1%	72.9%	36.5%
Corporate Revenue	50%	$3,300.9	$3,276.8	99.3%	93.2%	46.6%
Attainment						83.0%

Mr. Laur

Measure	Weighting	Target ($ in millions)	Actual ($ in millions)	2019 Payout Percentage (% of Target)	2019 Achievement Factor (%)	2019 Weighted Achievement Factor (%)
Corporate Adjusted EBITDA	12.5%	$965.0	$937.1	97.1%	72.9%	9.1%
Corporate Revenue	12.5%	$3,300.9	$3,276.8	99.3%	93.2%	11.6%
Technology Enabled Services Adjusted EBITDA	37.5%	$199.0	$176.7	88.8%	0.0%	0.0%
Technology Enabled Services Revenue	37.5%	$996.8	$983.3	98.6%	87.3%	32.7%
Attainment						53.5%

Mr. O’Reilly
Measure	Weighting	Target ($ in millions)	Actual ($ in millions)	2019 Payout Percentage (% of Target)	2019 Achievement Factor (%)	2019 Weighted Achievement Factor (%)
Corporate Adjusted EBITDA	12.5%	$965.0	$937.1	97.1%	72.9%	9.1%
Corporate Revenue	12.5%	$3,300.9	$3,276.8	99.3%	93.2%	11.6%
Software and Analytics Adjusted EBITDA(2)	37.5%	$495.7	$478.6	96.6%	67.7%	25.4%
Software and Analytics Revenue(2)	37.5%	$1,220.5	$1,224.6	100.3%	103.4%	38.8%
Attainment						84.9%

(1)	As Mr. Calhoun commenced employment on April 9, 2018, his award will be prorated for the portion of the fiscal year during which he was employed.
(2)

Reflects performance targets of the Software and Analytics business unit and not the Software and Analytics reportable segment, which segment includes results of the Imaging Workflow & Care Solutions business unit.

Notwithstanding the establishment of the performance components and the formula for determining the AIP award payment amounts as described above, the compensation committee has the ability to exercise positive or negative discretion and award a greater or lesser amount to our named executive officers under the AIP than the amount determined by the above formula if, in the exercise of its business judgment, the compensation committee determines that a greater or lesser amount is warranted under the circumstances.

After determining the financial performance attainment levels, the compensation committee with the input of the CEO for all named executive officers participating in the AIP except for himself, then determines each named executive officer’s individual performance attainment based on an assessment of the named executive officer’s achievement of previously communicated individual performance goals. For fiscal 2019, the individual performance goals included:

•

For Mr. de Crescenzo : (i) achieve corporate sales, adjusted revenue and Adjusted EBITDA objectives; (ii) execute the Company’s portfolio decisions and progress strategic initiatives for future growth;

(iii) build out Intelligent Healthcare Platform; (iv) achieve public company readiness; and (v) drive organizational effectiveness, culture and performance.

•	For Mr. Eliasson: (i) achieve public company readiness; (ii) achieve Adjusted EBITDA and free cash flow objectives; (iii) create finance team alignment; and (iv) exceed value creation targets.

•

For Mr. Calhoun: (i) achieve sales objectives; (ii) reduce attrition, increase organic growth and increase cross sales; (iii) achieve public company readiness; and (iv) drive organization effectiveness, culture and performance.

•

For Mr. Laur: (i) achieve sales, adjusted revenue and Adjusted EBITDA objectives; (ii) stabilize revenue cycle management business process outsourcing; (iii) exceed profitability targets for various Company initiatives; and (iv) inspire team through an innovative and growth-focused culture.

•

For Mr. O’Reilly: (i) achieve sales, adjusted revenue and Adjusted EBITDA objectives; (ii) achieve retention and migration objectives; (iii) establish differentiated position and invest in programs to drive revenue growth over a three-year period; and (iv) drive organizational effectiveness, culture and performance.

We did not use a formula or assign any particular relative weighting to any individual performance measure. The individual performance attainment percentage can range from 0% to 130%, subject to any overall maximum AIP opportunity set forth in a named executive officer’s offer letter or employment agreement.

For 2019, our named executive officers’ target annual cash incentive award as a percentage of eligible base salary were 125% for Mr. de Crescenzo; and 85% for Messrs. Eliasson, Calhoun, Laur and O’Reilly. As Mr. Calhoun commenced employment on April 9, 2018, his award will be prorated for the portion of the fiscal year during which he was employed.

Actual amounts paid under the AIP were calculated by multiplying each named executive officer’s base salary earned and paid in fiscal 2019 by (i) his or her AIP target annual cash incentive opportunity (which is reflected as a percentage of eligible base salary), (ii) the executive’s weighted financial performance achievement factor and (iii) the individual performance attainment percentage. Generally, AIP awards, if earned, are contingent upon the participant remaining in continuous employment through the payment date. The following table illustrates the calculations of the annual cash meeting awards payable to each of our named executive officers under the 2019 AIP based on 2019 financial performance and individual performance.

Name	Eligible Base Salary ($)	Target AIP Award (% of Base Salary)	Target AIP Opportunity ($)	Combined Performance Factor (%)*	Actual Payout ($)
Mr. de Crescenzo	$750,000	125%	$937,500	83.0%	$778,125
Mr. Eliasson	$650,000	85%	$552,500	103.8%	$573,219
Mr. Calhoun(1)	$450,000	85%	$374,123	83.0%	$310,522
Mr. Laur	$500,000	85%	$425,000	56.2%	$238,744
Mr. O’Reilly(2)	$410,898	85%	$349,263	100.4%	$350,492

(1)	Target AIP Award for Mr. Calhoun is prorated by 97.81% due to hire date on April 9, 2018
(2)	Amounts shown were converted from Canadian to U.S. dollars using the average of fiscal 2019 monthly exchange rates of $0.76214

The design of the fiscal 2020 AIP substantially follows the 2019 AIP design. We do, however, expect to make the following changes to certain components of the AIP formula for fiscal year 2020: (1) with respect to business unit participants, the executive’s business unit will account for 50% of the executive’s annual cash incentive opportunity, while the financial performance of the Company as a whole will account for the remaining 50%; (2) for all participants, 60% of the fiscal 2020 financial performance measures for both the Company as a whole and the executive’s business unit, as applicable, will be based on Adjusted EBITDA targets and 40% will be based on revenue targets under the AIP; and (3) with respect to the Adjusted EBITDA targets under the AIP, we intend to adjust the pre-established payout scale to increase the threshold payout percentage while decreasing the maximum payout percentage.

Sign-on, Retention and Discretionary Bonuses

From time to time, we may award sign-on, retention and discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. In connection with the commencement of his employment with us in April 2018, Mr. Calhoun was awarded a $100,000 sign-on bonus pursuant to the terms of his offer letter. Pursuant to the terms of his offer letter entered into in January 2018, Mr. Laur was awarded a retention bonus payment of $500,000, which was paid in April 2019. In addition, for fiscal 2019, in recognition of his key contributions to the Company, the compensation committee approved a special discretionary award for Mr. Laur in the amount of $185,000. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements” for additional information concerning the offer letters of Messrs. Calhoun and Laur.

Equity-Based Awards

In connection with the Transactions, we assumed the Legacy CHC Equity Plan and certain outstanding awards thereunder, as adjusted in connection with the Transactions. The Legacy CHC Equity Plan was amended and restated as the HCIT Holdings, Inc. Amended and Restated 2009 Equity Incentive Plan (the “Equity Plan”).

In fiscal 2019, certain directors and key executives, including each of the named executive officers, were granted long-term equity incentive awards under the Equity Plan that are designed to align a portion of our named executive officers’ compensation with the interests of our existing owners and to incentivize them to remain in our service. Options to purchase common stock of Change Healthcare Inc. have been our preferred form of equity award following the Transactions because they do not have any value unless the underlying shares of common stock appreciate in value following the grant date. Accordingly, awarding stock options causes a portion of our executives’ compensation to be “at risk” and further aligns our executive compensation with our long-term profitability and the creation of stockholder value.

The stock options granted under the Equity Plan in fiscal 2019 are divided equally into a time-vesting portion and an exit-vesting portion. The time-vesting options were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of the grant and generally vest in equal 25% installments on the first through fourth anniversaries of the designated vesting start date, subject to continued employment through such vesting date. The exit-vesting options granted in fiscal 2019 were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of grant and generally vest, subject to the award holder’s continued employment through the applicable vesting date, in three equal annual installments beginning on the earlier to occur of the date (the “Exit Event Date”) that (i) affiliates of Blackstone sell 25% of the equity interests of the Joint Venture held by such affiliates on the date of the Transactions and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the date of the Transactions or (ii) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the date of the Transactions. The size of each named executive officer’s stock option grant was determined in light of the executive’s position and level of responsibility and was designed to ensure that the executive was provided with appropriate and competitive long-term equity incentive compensation. In fiscal 2019, our named executive officers were granted options to purchase the following number of shares of Change Healthcare Inc. common stock: Mr. de Crescenzo (94,800 time-vesting options and 94,800 exit-vesting options), Mr. Eliasson (695,200 time-vesting options and 695,200 exit-vesting options), Mr. Calhoun (189,600 time-vesting options and 189,600 exit-vesting options), Mr. Laur (271,760 time-vesting options and 271,760 exit-vesting options) and Mr. O’Reilly (161,160 time-vesting options and 161,160 exit-vesting options).

Exit-vesting options granted prior to fiscal 2019 were previously scheduled to vest in full on the Exit Event Date that (i) affiliates of Blackstone sell 25% of the equity interests of the Joint Venture held by such affiliates on the date of the Transactions at a specified weighted average price per share and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the date of the Transactions or (ii) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the date of the Transactions at a specified weighted average price per share. In fiscal 2019, in order to enhance retention incentives, the compensation committee determined it was appropriate to amend the outstanding exit-vesting options to provide for an additional vesting opportunity if one of the exit-vesting criteria events described above occurs but at an average price per share less than the specified weighted average price per share. There was no incremental grant date fair value associated with this modification. In addition, as described above, all new exit-vesting options granted in fiscal 2019, including the grant awarded to Mr. Eliasson in connection with his commencement of employment, vest on the “Exit Event Date” and do not contain any specified weighted average price per share hurdles.

For more information regarding the equity awards, including the specific vesting terms, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Terms of Equity Awards.”

Compensation Related to the Transactions

Legacy CHC Replacement Awards. In connection with the Transactions, a portion of the vested or deemed vested Legacy CHC stock option and restricted stock unit awards was cashed out and the remaining portion was replaced with vested stock option and restricted stock unit awards of Change Healthcare Inc. Unvested exit-vesting Legacy CHC stock option awards were replaced with exit-vesting restricted stock of Change Healthcare Inc. with vesting conditions substantially similar to the original awards. Because the stock of eRx Network and the 2017 Tax Receivable Agreement were distributed to Legacy CHC Stockholders immediately prior to the Transactions, certain Legacy CHC award recipients, including Mr. de Crescenzo, also received equity awards in eRx Network and the right to receive a cash payment related to a proportionate value of the 2017 Tax Receivable Agreement in connection with the Transactions. For a discussion of the vesting and other terms of the outstanding Legacy CHC replacement awards, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Terms of Equity Awards—Legacy CHC Replacement Awards.”

McKesson Replacement Awards. In connection with the Transactions, certain employees of McKesson that held McKesson equity awards, including Mr. O’Reilly, became employees of the Joint Venture. Under the terms of the original awards, the awards would expire following the affected employees’ termination from McKesson. Accordingly, in order to compensate such employees for their outstanding McKesson equity awards that would have otherwise been forfeited upon the closing of the Transactions, time-vesting restricted stock unit awards scheduled to vest through May 31, 2017, were modified by McKesson to permit continued vesting through their original vesting date. All other McKesson equity awards were cancelled and, for Mr. O’Reilly, replaced with a grant of new Change Healthcare Inc. stock options with the same vesting terms as the Change Healthcare Inc. stock options granted under the Equity Plan following the Transactions as described above. In addition, certain employees of McKesson, including Mr. O’Reilly, held McKesson long-term cash incentive awards that were cancelled in connection with the Transactions and replaced with cash retention bonuses payable by the Company in June 2018 and June 2019, subject to continued employment through such dates. Accordingly, in fiscal 2019, we paid Mr. O’Reilly the first installment of the retention bonus in the amount of C$237,173. In fiscal 2020, Mr. O’Reilly is eligible to be paid the second installment of the retention bonus in the amount of C$126,005.

Retirement and Other Benefits

Our named executive officers are eligible to receive the same benefits we provide, and to participate in all plans we offer, to other full-time employees, including health and dental insurance, group term life insurance, short- and long-term disability insurance, other health and welfare benefits, our 401(k) Savings Plan or, in the case of Mr. O’Reilly, our Group Registered Retirement Plan (including, in each case, Change Healthcare’s matching contribution) and other voluntary benefits.

In addition, in fiscal 2019, certain of our named executive officers received additional benefits in the form of relocation benefits as well as housing and other benefits provided in connection with international assignments (including related tax gross-ups thereon).

In fiscal 2019, Change Healthcare offered two unfunded, nonqualified retirement plans, the DCAP and Supplemental 401(k) Plan, to select executives employed by Change Healthcare. Effective January 1, 2019, legacy Change Healthcare employees and legacy McKesson employees who met the plans’ eligibility requirements could voluntarily participate in the plans.

Severance Arrangements

In connection with this offering, we have developed new market-competitive executive severance guidelines (the “Executive Severance Guidelines”). U.S. executives who were formerly on an employment agreement, excluding Mr. de Crescenzo, have reviewed and acknowledged that they are no longer on an employment agreement and have agreed to be subject to the Executive Severance Guidelines, superseding any severance provisions contained in their prior employment agreements. See “—Actions Taken in Connection with This Offering—Employment Agreements” below for additional information. The Executive Severance Guidelines generally provide for severance payments for a period of twelve months should the named executive officer’s employment be terminated either by us without cause or by the executive due to constructive termination. The Executive Severance Guidelines also provide for reimbursement for health benefit continuation. The benefits provided under both the Executive Severance Guidelines are contingent upon the affected named executive officer’s execution and non-revocation of a general release of claims and compliance with specified restrictive covenants. See “Potential Payments upon a Termination or Change in Control,” which describes the payments to which the participating named executive officers may be entitled under the Executive Severance Guidelines.

Each of Messrs. de Crescenzo and O’Reilly is party to an employment agreement with us governing the terms of his employment and any future separation. Pursuant to Mr. de Crescenzo’s employment agreement, we provide salary continuation and other benefits in the event of involuntary or, in certain cases, constructive terminations of his employment without cause. Mr. O’Reilly’s employment agreement also provides for certain severance benefits in the event his employment is terminated without cause or he resigns from his position. Pursuant to their employment agreements, each of Messrs. de Crescenzo and O’Reilly is subject to restrictive covenants, including confidentiality, non-competition and non-solicitation obligations. See “Potential Payments upon a Termination or Change in Control—Severance Benefits—Employment Arrangements,” which describes the payments to which our named executive officers may be entitled under their employment arrangements.

In addition to any existing severance arrangements, any compensation and benefits ultimately awarded in connection with a separation are determined at the discretion of the compensation committee and may be based on the executive, his or her position, nature of the potential separation and such executive’s compliance with specified post-termination restrictive covenants.

Actions Taken in Connection with This Offering

Omnibus Incentive Plan. In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, our Omnibus Incentive Plan, which will allow us to implement a new market-based long-term incentive program to align our executive compensation package with similarly situated public companies. See “—Equity Compensation and Stock Purchase Plans—Omnibus Incentive Plan” below for additional details.

Employee Stock Purchase Plan. In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, our ESPP. We believe that allowing our employees to participate in the ESPP will provide them with a further incentive towards ensuring our success and accomplishing our corporate goals. See “—Equity Compensation and Stock Purchase Plans—Employee Stock Purchase Plan” below for additional details.

Equity Awards. In connection with this offering, we expect to make awards under our Omnibus Incentive Plan to certain eligible individuals, none of whom are executive officers or non-employee directors, with an aggregate market value of $8,958,000, or 689,077 shares at the initial public offering price of $13.00 per share of common stock.

Employment Agreements. The compensation committee believes that employment agreements will generally not be necessary to attract members of our executive team following the offering, and, going forward, entering into employment agreements with executives will be done on an exception-only basis as recommended by the compensation committee and approved by the board of directors. Accordingly, none of Messrs. Calhoun, Eliasson or Laur were hired pursuant to an employment agreement. We previously entered into employment agreements with certain of our other executive officers to attract and retain these executives. These agreements generally had similar provisions that defined the nature of each executive’s employment, compensation and benefits provided in connection with his or her employment (such as base salary and/or other personal benefits or perquisites), compensation and benefits upon termination and certain restrictive covenants. With the exception of Messrs. de Crescenzo and O’Reilly, who remain party to an employment agreement with us, each of our U.S. executive officers subject to an employment agreement has agreed to terminate his employment agreement in connection with this offering. Due to the changing marketplace in which we compete for talent, the compensation committee intends to regularly review this practice to help ensure that we remain competitive in our industry.

Summary Compensation Table

The following table summarizes the compensation earned by each of our named executive officers for the fiscal years indicated.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Neil E. de Crescenzo Chief Executive Officer	2019	750,000	—	—	895,425	778,125	12,360	2,435,910
	2018	742,750	360,500	—	6,612,050	564,138	6,071	8,285,509

Fredrik J. Eliasson Executive Vice President and Chief Financial Officer	2019	650,000	—	—	6,566,450	573,219	52,928	7,842,597
	2018	25,000	—	—	—	—	—	25,000

August Calhoun Executive Vice President and President, Sales and Operations	2019	440,625	100,000	—	1,790,850	310,522	10,692	2,652,689

Thomas Laur Executive Vice President and President, Technology Enabled Services	2019	500,000	685,000	—	2,566,885	238,744	10,969	4,001,598

Roderick O’Reilly Executive Vice President and President, Software and Analytics	2019	410,898	179,896	—	1,522,223	350,492	604,540	3,068,049
	2018	420,521	392,955	—	3,372,146	367,895	1,011,439	5,564,956

(1)

Mr. Calhoun was appointed Executive Vice President, Sales and Marketing on April 9, 2018. The Company paid the salary of Mr. O’Reilly in Canadian dollars. Except as otherwise noted, the U.S. dollar amounts in the table above were converted from Canadian to U.S. dollars using the average of fiscal 2019 monthly exchange rates, which was $0.76214.

(2)

The amounts in this column for fiscal 2019 represent the retention bonus paid to Mr. O’Reilly in connection with the Transactions (as a replacement for his McKesson long-term cash incentive awards that were cancelled in connection with the Transactions as described under “Compensation Discussion and Analysis—Compensation Related to the Transactions”), the retention bonus ($500,000) paid to Mr. Laur pursuant to his offer letter, the special discretionary bonus ($185,000) paid to Mr. Laur in recognition of his key contributions to the company, and the sign-on bonus paid to Mr. Calhoun pursuant to his offer letter. The Company paid the amount to Mr. O’Reilly in Canadian dollars. The U.S. dollar amount for Mr. O’Reilly was converted from Canadian dollars to U.S. dollars using an exchange rate for the date on which the amount was paid, which was $0.7585.

(3)

The amounts reported in this column for 2019 reflect the fair value of time-vesting options. These stock options were deemed granted to non-employees of the issuing entity and are subject to FASB ASC 505, Equity (“Topic 505”). Under Topic 505, companies must generally recognize compensation expense equal to the fair value of the award on the date that the award vests. Until the awards vest, expense is recorded based on an estimate of fair value measured at the end of each accounting period. Accordingly, the amounts reported in this column reflect the fair value of the time-vesting options on the most recent valuation date immediately preceding the date of grant calculated in accordance with FASB Topic 718, Compensation—Stock Compensation (“Topic 718”). For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 16, “Incentive Compensation Plans” of the audited consolidated financial statements included elsewhere in this prospectus. The amounts reported for the exit-vesting options granted in fiscal 2019 was computed based on date of grant. Achievement of the performance condition was not deemed probable on such date and, accordingly, no value is included in the table for these awards. Assuming achievement of the performance condition, the fair values of the exit-vesting options granted in fiscal 2019 were as follows: Mr. de Crescenzo ($619,755), Mr. Eliasson ($4,544,870), Mr. Calhoun ($1,239,510), Mr. Laur ($1,776,631) and Mr. O’Reilly ($1,053,584).

(4)

The amounts reported in this column for 2019 include amounts earned by the named executive officers under the AIP. The terms of the AIP are described more fully above under “—Compensation Discussion and Analysis —Annual Cash Incentive Program—Fiscal 2019” above. The U.S. dollar amount paid to Mr. O’Reilly was converted from Canada dollars to U.S. dollars using the average of fiscal 2019 monthly exchange rates of $0.76214.

(5)

The amounts reported in the “All Other Compensation” column for 2019 reflect the sum of: (1) the amounts contributed by the Company to the 401(k) Plan or other applicable retirement savings plan; (2) housing and other benefits provided in connection with international assignments (and related tax gross-ups thereon); (3) payments to Mr. Eliasson as reimbursement for relocation expenses incurred in fiscal 2019 (and related tax gross-ups thereon); and (4) in the case of Mr. de Crescenzo, a service anniversary award of nominal value and the tax gross-up provided in connection therewith. The narrative following the table below describes the material components of All Other Compensation.

Name	Defined Contribution Plan Matching Contribution ($)(a)	Housing and Other International Assignment Expenses and Allowances ($)(b)	International Assignment Tax Gross-Ups and Tax Equalization Benefits ($)(c)	Relocation Benefits and Related Tax Gross-Up(d)
N. de Crescenzo	12,162	—	—	—
F. Eliasson	12,094	—	—	40,833
A. Calhoun	10,692	—	—	—
T. Laur	10,969	—	—	—
R. O’Reilly	7,451	127,472	469,617	—

Amounts shown in the table reflect the components of All Other Compensation, including perquisites and personal benefits received by named executive officers in fiscal 2019 to the extent that the total value of such perquisites and personal benefits was equal to or exceeded $10,000. Items deemed perquisites are valued on the basis of their aggregate incremental cost to the Company.

(a)	Amounts disclosed in this column reflect Company contributions to our 401(k) Plan, or, in the case of Mr. O’Reilly, our Group Registered Retirement Plan.
(b)

Mr. O’Reilly is currently serving on an international assignment. In connection with international assignments, the Company offers certain expatriate and tax equalization benefits. Amounts disclosed in this column reflect housing costs ($98,082), home leave travel ($18,121) and other benefits in connection with his assignment.

(c)

In connection with his international assignment, Mr. O’Reilly is receiving benefits intended to place expatriate employees in a similar net tax position to similarly compensated employees in Canada. Amount disclosed in this column reflects Mr. O’Reilly’s tax equalization benefits and the tax gross-ups related to his expatriate and tax equalization benefits. The amount reflects the final tax equalization adjustment for 2018, as it pertains to the calendar year ending within fiscal 2019.

(d)	Amount disclosed in this column reflects $23,263 in payments made to Mr. Eliasson as reimbursement for relocation expenses incurred in fiscal 2019 as well as a related $17,570 tax gross-up thereon.

Grants of Plan-Based Awards in Fiscal 2019

The following table provides information relating to (i) awards granted under our AIP and options to purchase shares of Change Healthcare Inc. common stock granted during fiscal 2019.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
N. de Crescenzo
AIP		0	937,500	1,500,000
Time-Vesting Options(2)	5/25/2018								94,800	$18.99	895,425
Exit-Vesting Options(3)	5/25/2018					94,800				$18.99	—
F. Eliasson
AIP		0	552,500	1,436,500
Time-Vesting Options(2)	5/25/2018								695,200	$18.99	6,566,450
Exit-Vesting Options(3)	5/25/2018					695,200				$18.99	—
A. Calhoun(5)
AIP		0	374,123	972,720
Time-Vesting Options(2)	5/25/2018								189,600	$18.99	1,790,850
Exit-Vesting Options(3)	5/25/2018					189,600				$18.99	—
T. Laur(5)
AIP		0	425,000	1,105,000
Time-Vesting Options(2)	5/25/2018								271,760	$18.99	2,566,885
Exit-Vesting Options(3)	5/25/2018					271,760				$18.99	—
R. O’Reilly
AIP		0	349,263	908,084
Time-Vesting Options(2)	5/25/2018								161,160	$18.99	1,522,223
Exit-Vesting Options(3)	5/25/2018					161,160				$18.99	—

(1)

The amounts reported in these columns reflect the full year annual cash incentive award opportunity range under our AIP for fiscal 2019, the terms of which are summarized under “—Compensation Discussion and Analysis—Annual Cash Incentive Program—Fiscal 2019” above. For purposes of this table, the “Threshold” amount shown represents an assumption that the Company achieves only the threshold level of Adjusted EBITDA and the individual performance multiplier is slightly greater than 0%, which would result in a de minimis AIP payout. Amounts shown for Mr. O’Reilly were converted from Canadian dollars to U.S. dollars using the average of fiscal 2019 monthly exchange rates, which was 0.76214. As Mr. Calhoun commenced employment on April 9, 2018, his award has been prorated for the portion of the fiscal year during which he was employed.

(2)

Amounts reported in the second row for each named executive officer reflect the time-vesting options granted to the named executive officers in fiscal 2019. The fair value of these awards is calculated in accordance with Topic 505 and Topic 718. See footnote (3) to the Summary Compensation Table.

(3)

The amounts reported in the third row for each named executive officer reflect the exit-vesting options granted to the named executive officer in fiscal 2019. The fair value of the exit-vesting options is based on the probable outcome of the performance conditions. See footnote (3) to the Summary Compensation Table.

(4)

In fiscal 2019, the compensation committee determined it was appropriate to amend outstanding exit-vesting options to provide for an additional vesting opportunity if the Exit Event Date occurs but at an average price per share less than the originally specified weighted average price per share. There was no incremental grant date fair value associated with this modification.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Arrangements

As discussed above, in connection with this offering, each of our U.S. named executive officers that had an employment agreement, other than Mr. de Crescenzo, has agreed to terminate such employment agreement. See “Compensation Discussion and Analysis—Actions Taken in Connection with This Offering—Employment Agreements” above for additional information. Mr. O’Reilly also remains subject to an employment agreement in connection with his international assignment. The following are the material individual provisions of the employment agreements for Messrs. de Crescenzo and O’Reilly and the offer letters of our other named executive officers.

Mr. de Crescenzo’s Employment Agreement

Mr. de Crescenzo’s amended and restated employment agreement, entered into in April 2017, provides that he is to serve as our Chief Executive Officer on at-will basis. The employment agreement does not contain a specified term and will continue until terminated by either party, provided that Mr. de Crescenzo is required to provide 30 days’ advance written notice prior to his resignation. Mr. de Crescenzo’s employment agreement provides for: (i) a minimum base salary of $721,000, (ii) eligibility to receive an annual cash incentive award under the AIP with a target of 100% of base salary and a maximum of 200% of base salary and (iii) a grant of 632,000 time-vesting and 632,000 exit-vesting options. Mr. de Crescenzo is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally. The severance provisions contained in Mr. de Crescenzo’s employment agreement are described below under “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements.”

Mr. O’Reilly’s Employment Agreement

Mr. O’Reilly’s employment agreement, entered into in February 2017, provides that he is to serve as our Executive Vice President and President, Software & Analytics. The employment agreement does not contain a specified term and will continue until terminated by either party, provided that Mr. O’Reilly is required to provide three months’ advance written notice prior to his resignation. Mr. O’Reilly’s employment agreement provides for: (i) an initial salary of C$539,137, (ii) eligibility to receive an annual cash incentive award under the AIP with a target of 85% of base salary, (iii) an initial grant of 322,320 time-vesting and 322,320 exit-vesting options and (iv) a special retention bonus of C$237,173, payable on June 15, 2018, and C$126,005, payable on June 15, 2019, in each case, subject to continued employment, which replaced his McKesson long-term cash incentive awards that were cancelled in connection with the Transactions as described under “Compensation Discussion and Analysis—Compensation Related to the Transactions.” In addition, pursuant to his employment agreement, Mr. O’Reilly is entitled to certain benefits in connection with his international assignment, including home leave benefits, a housing reimbursement of up to $8,000 per month, a relocation allowance equivalent to one month’s base salary, and an income tax equalization benefit intended to place expatriate employees in a similar net tax position to similarly compensated employees in Canada. Mr. O’Reilly is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally. Mr. O’Reilly’s employment agreement also includes customary confidentiality, non-competition and non-solicitation covenants applicable during and after his employment. The severance provisions contained in Mr. O’Reilly’s employment agreement are described below under “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements” and “—Severance Benefits—Executive Severance Guidelines.”

Mr. Eliasson’s Offer Letter

Mr. Eliasson’s offer letter, entered into in March 2018, provides that he is to serve as our Executive Vice President and Chief Financial Officer on at-will basis. Mr. Eliasson’s offer letter provides for: (i) an initial base salary of $650,000, (ii) eligibility to receive an annual cash incentive award under the AIP with a target of 85% of base salary under the AIP and (iii) an initial grant of 695,200 time-vesting and 695,200 exit-vesting options. Mr. Eliasson was also eligible for relocation benefits and is entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally. Mr. Eliasson’s severance rights are described below under “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements” and “—Severance Benefits—Executive Severance Guidelines.”

Mr. Calhoun’s Offer Letter

Mr. Calhoun’s offer letter, entered into in March 2018, provides that he is to serve as our Executive Vice President, Sales & Operations on an at-will basis. Mr. Calhoun’s offer letter provides for: (i) an initial base salary of $450,000, (ii) a sign-on bonus payment of $100,000, which was subject to repayment if Mr. Calhoun voluntarily terminated his employment with the Company within 12 months of receipt, (iii) eligibility to receive an annual cash incentive award under the AIP with a target of 85% of base salary under the AIP and (iv) an initial grant of 189,600 time-vesting and 189,600 exit-vesting options. Mr. Calhoun is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally. Mr. Calhoun’s severance rights are described below under “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements.”

Mr. Laur’s Offer Letter

Mr. Laur’s offer letter, entered into in January 2018, provides that he is to serve as our Executive Vice President and President, Technology Enabled Services on an at-will basis. Mr. Laur’s offer letter provides for: (i) an initial base salary of $500,000, (ii) a sign-on bonus payment of $500,000, which was subject to repayment if Mr. Laur voluntarily terminated his employment with the Company within 12 months of receipt, (iii) a retention bonus payment of $500,000, which was paid in April 2019 and is subject to repayment if Mr. Laur voluntarily terminates his employment with the Company within 12 months of receipt, (iv) eligibility to receive an annual cash incentive award under the AIP with a target of 85% of base salary under the AIP and (v) an initial grant of 271,760 time-vesting and 271,760 exit-vesting options. Mr. Laur is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally. Mr. Laur’s severance benefits are determined by the Company’s executive severance guidelines as described below under “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Executive Severance Guidelines.”

Terms of Equity Awards

Time-Vesting and Exit-Vesting Options

The Change Healthcare Inc. stock options granted to our named executive officers following the Transactions are divided equally into a time-vesting portion and an exit-vesting portion. The time-vesting options were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of the grant and generally vest in equal 25% installments on the first through fourth anniversaries of the designated vesting start date, subject to continued employment through such vesting date.

With respect to the exit-vesting options granted in fiscal 2019, the exit-vesting options were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of grant and generally vest, subject to the award holder’s continued employment through the applicable vesting date, in three equal annual installments beginning on the earlier to occur of the date (the “Exit Event Date”) on which either (i) affiliates of Blackstone sell 25% of the equity interests of the Joint Venture held by such affiliates on the date of the Transactions, and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the date of the Transactions or (ii) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the date of the Transactions. No portion of the exit-vesting options will vest solely as a result of any transaction in which McKesson disposes of or distributes equity owned by it in the Joint Venture to its shareholders.

The exit-vesting options granted prior to fiscal 2019 were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of grant and generally vest, subject to the award holder’s continued employment through the vesting date, on the earlier to occur of the Exit Event Date on which either (i) affiliates of Blackstone sell 25% of the equity interests of the Joint Venture held by such affiliates on the date of the Transactions at a weighted average price in excess of the equivalent of $33.23 per share, and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the date of the Transactions or (ii) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the date of the Transactions at a weighted average price in excess of the equivalent of $33.23 per share. No portion of the exit-vesting options will vest solely as a result of any transaction in which McKesson disposes of or distributes equity owned by it in the Joint Venture to its shareholders. In fiscal 2019, such outstanding exit-vesting options were amended to provide for an additional vesting opportunity if the Exit Event Date occurs but at an average price per share less than the originally specified weighted average price per share. In such case, one-third of the options will vest on the Exit Event Date and the remaining options will vest in two equal installments on the first and second anniversaries of the Exit Event Date. There was no incremental grant date fair value associated with this modification.

Other than with respect to the Change Healthcare Inc. stock options held by Mr. de Crescenzo or Mr. Eliasson, any time-vesting and exit-vesting options that are not vested as of the date of the named executive officer’s termination of employment will generally be forfeited for no consideration. Upon termination of employment by us without “cause” or by the named executive officer for “good reason” (as such terms are defined in the Equity Plan), any vested time-vesting and exit-vesting options will generally remain outstanding and exercisable for 120 days following the termination of employment. This period is shortened to 30 days if the named executive resigns without good reason and no grounds for a termination by us for cause exists, and is extended to one year if employment is terminated due to a qualifying retirement, death or disability. In each case, the exercise period will be shortened to the expiration date of the stock option, if earlier. Any vested options will immediately terminate if the named executive officer’s employment is terminated by us for cause or if there is a restrictive covenant violation by such named executive officer. Any vested options that are not exercised within the applicable post-termination exercise window will terminate. With respect to Mr. de Crescenzo and Mr. Eliasson, any part of their respective time-vesting and exit-vesting options that vest following a termination without cause, for good reason or due to qualifying retirement, death or disability, will generally remain outstanding and exercisable for 60 days following the date such option vested. In each case, the exercise period will be shortened to the expiration date of the stock option, if earlier. See “Potential Payments upon a Termination or Change in Control—Equity Awards” below for a description of the potential vesting that the named executive officers may be entitled to in connection with a change in control or, with respect to Mr. de Crescenzo and Mr. Eliasson, certain terminations of employment.

Legacy CHC Replacement Awards.

In connection with the Transactions, a portion of Mr. de Crescenzo’s vested or deemed vested Legacy CHC stock option and restricted stock unit awards was cashed out and the remaining portion was replaced with vested stock option and restricted stock unit awards of Change Healthcare Inc. Unvested exit-vesting Legacy CHC stock option awards were replaced with 2.5x exit-vesting restricted stock of Change Healthcare Inc. with vesting conditions substantially similar to the original awards. Because the stock of eRx Network and the 2017 Tax Receivable Agreement were distributed to Legacy CHC Stockholders immediately prior to the Transactions, certain Legacy CHC award recipients, including Mr. de Crescenzo, also received equity awards in eRx Network and the right to receive a cash payment related to a proportionate value of the 2017 Tax Receivable Agreement in connection with the Transactions.

•

Vested Replacement Stock Options. Stock options granted in connection with the Transactions as replacement awards for vested Legacy CHC stock options were granted in three tranches with each tranche fully vested at the date of grant.

Upon termination of employment by us without “cause” or by the named executive officer for “good reason” (as such terms are defined in the Equity Plan), the vested replacement stock options will generally remain outstanding and exercisable for 120 days (or three months in the case of the third tranche) following the termination of employment. This period is shortened to 30 days (or remains three months in the case of the third tranche) if the named executive resigns without good reason and no grounds for a termination by us for cause exists, and is extended to one year if employment is terminated due to a qualifying retirement, death or disability. In each case, the exercise period will be shortened to the expiration date of the stock option, if earlier. The vested replacement options will immediately terminate if the named executive officer’s employment is terminated by us for cause or if there is a restrictive covenant violation. Any vested options that are not exercised within the applicable post-termination exercise window will terminate.

•

Unvested Replacement 2.5x Exit-Vesting Restricted Stock. Shares of 2.5x exit-vesting restricted stock that were granted in connection with the Transactions as replacement awards for unvested exit-vesting Legacy CHC stock options vest during a participant’s employment when Blackstone has sold at least 25% of the maximum number of shares of capital stock in the Company and eRx (measured together on a weighted average shares basis) held by it from time to time and received cash proceeds from this equity investment at a weighted average price per share that is (A) equal to at least 2.5 times the amount of Blackstone’s weighted average price per share for its equity investment or (B) sufficient to result in an annual internal rate of return of at least 25% on such shares sold assuming that Blackstone’s original purchase price for such shares sold was the weighted average price per share for all such shares acquired by Blackstone from time to time.

Other than the potential vesting that may occur in connection with certain termination or change in control events as described under “—Potential Payments upon a Termination or Change in Control—Long-Term Incentive Awards,” all unvested 2.5x shares of exit-vesting restricted stock will be forfeited upon the named executive officer’s termination of employment.

Restrictive Covenants and Clawback

By accepting an equity award, our named executive officers agreed to certain restrictive covenants, including an indefinite covenant not to disclose confidential information and not to disparage us, and, during each of the executive’s employment and for the one-year period following any termination of employment (or such longer period as the named executive officer is eligible to receive severance payments from us), covenants related to non-competition and non-solicitation of employees, customers or suppliers, which were incorporated into their respective award agreements.

Following this offering, if a named executive officer materially breaches any of these restrictive covenants, is terminated for cause or after termination it is discovered that grounds for termination for cause existed, then we have the right to “claw back” and recover any gains the named executive may have realized with respect to his or her shares acquired under the terms of the equity award agreement.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of March 31, 2019.

Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
N. de Crescenzo	3/1/2017	792,784	(1)					$8.07	9/30/2023
	3/1/2017	316,000	(1)					$19.58	9/30/2023
	8/8/2017	316,000	(2)	316,000	(2)			$18.99	8/8/2027
	8/8/2017					632,000	(3)	$18.99	8/8/2027
										272,550	3,543,150
	5/25/2018			94,800	(2)			$18.99	5/25/2028
	5/25/2018					94,800	(3)	$18.99	5/25/2028
F. Eliasson	5/25/2018	173,800	(2)	521,400	(2)			$18.99	5/25/2028
	5/25/2018					695,200	(3)	$18.99	5/25/2028
A. Calhoun	5/25/2018			189,600	(2)			$18.99	5/25/2028
	5/25/2018					189,600	(3)	$18.99	5/25/2028
T. Laur	5/25/2018	67,940	(2)	203,820	(2)			$18.99	5/25/2028
	5/25/2018					271,760	(3)	$18.99	5/25/2028
R. O’Reilly	8/8/2017	161,160	(2)	161,160	(2)			$18.99	8/8/2027
	8/8/2017					322,320	(3)	$18.99	8/8/2027
	5/25/2018			161,160	(2)			$18.99	5/25/2028
	5/25/2018					161,160	(3)	$18.99	5/25/2028

(1)

Reflects stock options that were fully vested on the date of grant. These stock options were granted in connection with the Transactions as replacement awards for vested or deemed vested Legacy CHC stock options.

(2)

Reflects time-vesting stock options that vest in equal 25% installments on the first through fourth anniversaries of (i) the March 1, 2017 vesting start date for Mr. de Crescenzo’s and Mr. O’Reilly’s options that expire on August 8, 2027, (ii) the April 6, 2018 vesting start date for Mr. de Crescenzo’s and Mr. O’Reilly’s options that expire on May 25, 2028, (iii) the March 19, 2018 vesting start date for Mr. Eliasson’s time-vesting options that expire on May 25, 2028, (iv) the March 5, 2018 vesting start date for Mr. Laur’s time-vesting options that expire on May 25, 2028, and (v) the April 9, 2018 vesting start date for Mr. Calhoun’s time-vesting options that expire on May 25, 2028, in each case, subject to continued employment through such vesting dates.

(3)	Reflects exit-vesting options. The vesting terms of these exit-vesting are described above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.”
(4)

Reflects shares of 2.5x exit-vesting restricted stock that were granted in connection with the Transactions as replacement awards for unvested exit-vesting Legacy CHC stock options. The shares of exit-vesting restricted stock will vest, if at all, to the extent specified internal rate of return or multiple of investment targets are achieved by Blackstone as described under the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” section above.

(5)	The market value for our common stock is based upon the initial public offering price of $13.00 per share.

Option Exercises and Stock Vested in Fiscal 2019

There were no shares that vested or stock options exercised by our named executive officers in fiscal 2019.

Pension Benefits in Fiscal 2019

None of our named executive officers participate in or have accrued benefits under qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation for Fiscal 2019

The following table provides information regarding the named executive officer who participated in the DCAP in fiscal 2019.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings (Loss) in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
A. Calhoun
DCAP	5,625	—	123	—	5,748

(1)

Amounts reported in this column reflect contributions made by the named executive officer into the DCAP. The amounts reported under “DCAP” are reported as compensation for fiscal 2019 under “Salary” in the Summary Compensation Table above.

(2)	Effective January 1, 2019, the Company determined to discontinue the discretionary employer contribution.
(3)

Because amounts included in this column do not reflect above-market or preferential earnings, none of these amounts are reported as compensation for fiscal 2019 in the Summary Compensation Table above.

(4)

None of the amounts reported in this column were reported as compensation in the Summary Compensation Table for prior years because this offering is the first time we have been required to provide this disclosure under SEC rules.

Narrative to Nonqualified Deferred Compensation for Fiscal 2019 Table

In fiscal 2019, Change Healthcare offered two unfunded, nonqualified retirement plans, the DCAP and Supplemental 401(k) Plan, to select executives employed by Change Healthcare. Effective January 1, 2019, legacy Change Healthcare employees and legacy McKesson employees who met the plans’ eligibility requirements could voluntarily participate in the plans.

DCAP

Eligible employees can voluntarily elect to defer a portion of their base and/or bonus pay into the DCAP plan. Effective January 1, 2019, the Company decided to discontinue the discretionary employer contribution. DCAP participants must defer a minimum of $5,000 of (1) base salary, (2) any annual Incentive Plan award, or (3) any long-term Incentive Plan award, up to (i) 75% of base salary, and (ii) 90% of any annual bonus award and/or other eligible Incentive Plan award payable that year.

The amounts deferred by the participants are credited to separate bookkeeping accounts for each participant. Participants select from investment options, and each account is adjusted for the earnings or losses of the performance of the selected options, but the accounts are not actually invested in these selected investment options. The account is merely a device for measurement and determination of amounts owed to the participant. The Company does not currently set aside funds in a rabbi trust for this plan, but may do so in the future at its election.

Each participant elects to defer the compensation for a minimum of five years and a maximum period of deferral ending January following the year in which the participant reaches age 72. A participant may elect to receive the amounts credited to his or her account in a single lump-sum or in any specified number of annual installments not to exceed 10. A participant’s vested account shall be paid in a lump-sum or with the first installment commencing: (1) in the earlier of the first January or July that is at least six months following, and in the year after, the participant’s retirement, disability, or death; (2) in January of the year designated by the participant, provided that it is no later than the end of the maximum period of deferral; (3) in two or more Januarys designated by the participant following the year that the participant’s retirement, disability or death occurs. The participant may elect a different time and/or form of distribution for retirement, disability or death. If no valid election is made (or if the participant separates from service for any reason other than retirement, disability or death), then payment will be made in a single lump-sum paid in the earlier of the first January or July that is at least six months following, and in the year after, the year in which the earliest of the participant’s retirement, disability or death (or separation from service if not for one of these three reasons) occurs. Any participant who separates from service and is designated a Specified Employee (as defined in the DCAP) will have his or her payment delayed until the seventh month following the separation from service.

Supplemental 401(k) Plan

The Supplemental 401(k) Plan allows participants to elect to defer current compensation which exceeds the limitations of tax laws for the Company’s 401(k) Savings Plan and to provide employer matching contributions credited at a rate of up to 4% of pay when a participant defers 5% of pay, and participants may receive “Additional Matching Employer Contributions” credited to their Account following the end of any fiscal year in which the participant defers compensation under the Plan. Participants may defer the difference between the maximum rate of deferral under the 401(k) Plan multiplied by the participant’s compensation and the amount the participant can defer under the 401(k) Plan with the limits imposed by Section 401(a)(17) of the Code, and they are always 100% vested in their contributions. Participants receive both a semi-monthly Company and may also receive an additional Company match in the same percentage as the “Additional Matching Employer Contribution” (as defined in the 401(k) Plan) percentage that would have been credited to the participant’s account if the deferrals were made under the 401(k) Plan. The applicable vesting rules are the same as would apply under the 401(k) Plan. The compensation committee (or the Administrator, if it delegates its authority) may also make an additional discretionary contribution, which shall be forfeited if a participant separates from service without vesting.

The amounts deferred by the participants and vested employer contributions are credited to separate bookkeeping accounts for each participant. Participants select from investment options, and each account is adjusted for the earnings or losses of the performance of the selected options, but the accounts are not actually invested in these selected investment options. The account is merely a device for measurement and determination of amounts owed to the participant. The Company does not currently set aside funds in a rabbi trust for this plan but may do so in the future at its election.

A participant may elect to receive the amounts credited to his or her account in a single lump-sum or in any specified number of annual installments not to exceed 10 upon retirement, death or disability. If a participant separates from service for any other reason, the vested amounts in participant’s account will be paid in a single-lump sum at the time of separation. Any employer matching contributions may be paid at a later date, but no later than the end of the calendar year. Any participant who separates from service and is designated a Specified Employee (as defined in the plan) will have his or her payment delayed until the seventh month following the separation from service.

Potential Payments Upon Termination or Change in Control

The following summaries and table describe and quantify the potential payments and benefits that we would provide to our named executive officers in connection with their termination of employment and/or change in control. In determining amounts payable, we have assumed in all cases that the terms of the executive’s current equity award and employment agreements (or offer letter, as applicable) with us and current executive severance guidelines were in effect on, and the termination of employment and/or change in control occurred on, March 29, 2019, the last business day of fiscal 2019.

Severance Benefits—Employment Arrangements

Mr. de Crescenzo

If Mr. de Crescenzo’s employment is terminated without cause by the Company, by him for good reason, or in the event of death or disability, in addition to certain accrued amounts, Mr. de Crescenzo will be entitled to receive (i) continuation of his base salary for a period of two years, (ii) two times his annual target bonus and (iii) a lump sum amount equal to the portion of health insurance premium that the Company would have paid for active employees with similar coverage for a period of 18 months. The amounts payable to Mr. de Crescenzo upon a termination of employment described above are subject to Mr. de Crescenzo providing a release of all claims to the Company. Furthermore, the payment of any severance amounts under his agreement is contingent upon Mr. de Crescenzo’s continued compliance with his non-competition, non-solicitation, non-disparagement and confidentiality covenants.

Mr. Eliasson

Mr. Eliasson’s offer letter provides that he will receive severance benefits in accordance with the executive severance guidelines in place at the Company at the time of his separation of employment. However, if his employment is terminated by the Company without “cause” (as such term is defined in the applicable severance guidelines), his offer letter provides that he will be entitled to no less than a lump sum payment equal to (i) one-times his base salary plus target AIP award plus (ii) an amount equal to the total amount of the monthly COBRA health insurance premiums that the Company and the executive would pay for employees with similar coverage during the 12-month period following the termination.

Mr. Calhoun

Mr. Calhoun’s offer letter provides that he will receive severance benefits in accordance with the executive severance guidelines in place at the Company at the time of his separation of employment. Consistent with the current severance guidelines, Mr. Calhoun’s offer letter provides that if his employment is terminated by the Company without “cause” (as such term is defined in the applicable severance guidelines), he will be entitled to no less than a lump sum payment equal to (i) one-times his base salary plus (ii) an amount equal to the total amount of the monthly COBRA health insurance premiums that the Company and the executive would pay for employees with similar coverage during the 12-month period following the termination. In addition, Mr. Calhoun’s offer letter provides that if he is terminated by the Company without cause following a “change in control” (as such term is defined in the applicable severance guidelines), Mr. Calhoun will also be entitled to receive his target AIP award.

Mr. O’Reilly

Mr. O’Reilly’s employment agreement provides that if his employment is terminated by the Company other than for “cause” (as such term is defined in his employment agreement), he will be entitled to (i) his accrued and unpaid vacation and (ii) notice and/or a severance payment in lieu of notice in accordance with the Executive Severance Guidelines, subject to greater notice and/or payment as required under provincial employment standards legislation. Mr. O’Reilly’s employment agreement further provides that he may terminate his employment with the Company for any reason upon giving three months’ written notice and, upon giving such notice, the Company has the right to elect to immediately terminate his employment and provide him with his accrued and unpaid vacation plus (i) payment of his base salary, (ii) continued benefits, except long-term disability insurance and (iii) continued vesting of his stock options, in each case, for three months or such proportion of the three months that remain outstanding at the time of the election.

Mr. Laur

Mr. Laur’s offer letter does not contain provisions with respect to severance benefits upon a termination and/or change in control.

Severance Benefits—Executive Severance Guidelines

In connection with this offering, we have developed a new market-competitive executive severance plan (the “Executive Severance Guidelines”). In connection with this offering, each of our U.S. named executive officers that had an employment agreement, other than Mr. de Crescenzo, has agreed to terminate such employment agreement and to be subject to the Executive Severance Guidelines, superseding any severance provisions contained in their employment agreements. All of our U.S. named executive officers, excluding Mr. de Crescenzo, would be eligible to receive amounts under the Executive Severance Guidelines unless: (i) the executive voluntarily terminates employment, such as through resignation or retirement; (ii) the executive rejects an offer of “comparable employment” with the Company; or (iii) in connection with a “change in control” between the Company and another entity, the surviving entity employs executive for twelve months after the change in control in the same position he or she held immediately prior or offers comparable employment to the executive.

If none of these exceptions apply, the Executive Severance Guidelines provide that, if an executive’s employment is terminated without “cause” or the executive experiences a constructive termination that the executive and the Company agree is a qualifying termination, then the executive will be entitled to receive:

•	a lump sum payment in an amount equal to twelve months of the executive’s base salary in effect on the date of termination;

•

if the termination occurs within twelve months after a “change in control,” an amount equal to the bonus the executive would have received under the AIP at one times the executive’s full target payout rate for the year in which the termination occurs; and

•

a lump sum payment in an amount equal to the total amount of the monthly COBRA health insurance premiums that the Company and the executive would pay for employees with similar coverage during the 12-month period following the termination.

For these purposes, “cause,” “change in control,” “comparable employment” and “qualifying termination” have the meanings ascribed to such terms in the Executive Severance Guidelines.

Our Executive Severance Guidelines contains a “best-of-net” provision. With a “best-of-net” provision, if any of the participants is subject to an excise tax under Code Section 280G and Code Section 4999, then the amount of severance the participant receives may be reduced so that the excise tax does not apply; however, such reduction will only occur if it results in the receipt of a greater after-tax severance than would otherwise be provided.

In order to receive payments under the Executive Severance Guidelines, the executive must execute and not revoke a release of claims against us and continue to comply with any applicable confidentiality, non-compete, non-solicitation and non-disparagement covenants.

Equity Awards

Fiscal 2019 Time-Vested and Exit-Vesting Options

Time-Vesting Options. In the event of a change in control during the named executive officer’s continued employment, all unvested time-vesting stock options will become fully vested on an accelerated basis, provided that no portion will vest solely as a result of any transaction in which McKesson disposes of or distributes equity owned by it in the Joint Venture to its shareholders.

In addition, if Mr. de Crescenzo’s or Mr. Eliasson’s employment is terminated without cause, by them for good reason or by Mr. de Crescenzo due to a qualifying retirement, death or disability, the next installment of their respective time-vesting options will become vested and fully exercisable.

Exit-Vesting Options. In the event of a change in control during the named executive officer’s continued employment, the exit-vesting options will vest to the extent that the applicable vesting criteria discussed above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Equity Awards—Fiscal 2019 Time-Vested and Exit-Vesting Options” is satisfied in connection with the change in control.

In addition, if Mr. de Crescenzo’s employment is terminated without cause, by him for good reason or due to a qualifying retirement, death or disability, his exit-vesting options will remain outstanding and be eligible to vest for six months following the date of termination.

Unvested Replacement 2.5x Exit-Vesting Restricted Stock

In the event of a change in control during the named executive officer’s continued employment, the 2.5x exit-vesting restricted stock will vest to the extent that the applicable vesting criteria discussed above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Equity Awards—Unvested Replacement 2.5x Exit-Vesting Restricted Stock” are satisfied in connection with the change in control.

In addition, if the named executive officer’s employment is terminated without cause, by him or her for good reason or due to a qualifying retirement, death or disability, the 2.5x exit-vesting restricted stock will remain outstanding and be eligible to vest for six months following the date of termination.

Estimated Payments and Benefits Upon Termination

The following table describes the potential benefits that would have been payable to our currently employed named executive officers under existing plans and contractual arrangements assuming a termination occurred on March 29, 2019, the last business day of fiscal 2019. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers. The amounts shown in the table also do not include any distributions of previously vested plan balances under our 401(k) Savings Plan and our nonqualified deferred compensation retirement plans. See “Nonqualified Deferred Compensation for Fiscal 2019” above for information about our nonqualified deferred compensation retirement plans. Furthermore, the amounts shown in the table do not include amounts that may have been payable to a named executive officer upon the sale or purchase of his or her vested equity pursuant to the exercise of put or call rights, which rights expire in connection with this offering.

Name	Payment Element	Termination by us Without “Cause” or Qualifying Termination(c)(e)	Resignation for “Good Reason” or Upon Death Or Disability(d)(e)	Change in Control (Only)
Neil E. de Crescenzo	Salary Continuation	$1,500,000	$1,500,000	—
	Bonus Payment	1,875,000	1,875,000	—
	COBRA Payments	45,610	45,610	—
	Equity Award Acceleration(a)	—	—	—

Fredrik J. Eliasson	Salary Continuation	$650,000	$650,000	—
	Bonus Payment	552,500	552,500	—
	COBRA Payments	23,003	23,003	—
	Equity Award Acceleration(a)	—	—	—

August W. Calhoun	Salary Continuation	$450,000	—	—
	Bonus Payment	382,500	—	—
	COBRA Payments	22,425	—	—
	Equity Award Acceleration(a)	—	—	—

Thomas Laur	Salary Continuation	$500,000	—	—
	Bonus Payment	425,000	—	—
	COBRA Payments	—	—	—
	Equity Award Acceleration(a)	—	—	—

Roderick O’Reilly	Salary Continuation(b)	$403,323	—	—
	Bonus Payment(b)	342,825	—	—
	COBRA Payments(b)	45,600	—	—
	Equity Award Acceleration(a)	—	—	—

(a)

No amounts are reported with respect to the time-vesting options that would accelerate upon a change in control or if Mr. de Crescenzo’s or Mr. Eliasson’s employment was terminated without cause, by them for good reason or by Mr. de Crescenzo due to death or disability, since, based upon the difference between the initial public offering price and the exercise price, there was no “spread value” with respect to any unvested time-vesting options. With respect to the exit-vesting awards, no amounts have been reported in connection with a change in control as we have assumed that the exit-vesting options and exit-vesting restricted stock would not have vested because the performance condition would not have been satisfied.

(b)

Converted from U.S. dollars to Canadian dollars using the exchange rate as of March 31, 2019 (0.74809). If Mr. O’Reilly were to provide notice of resignation on the last day of the fiscal year and if the Company elected to terminate his employment immediately, he would be entitled to three months of base salary ($102,896) and benefits continuation ($11,400) and additional service credit toward option vesting ($85,000).

(c)	For all individuals except Mr. de Crescenzo and Mr. Eliasson, the bonus payment is made only if termination occurs within 12 months following a change in control.
(d)	Only Mr. de Crescenzo and Mr. Eliasson are eligible for special termination benefits upon resignation for good reason, and only Mr. Crescenzo is eligible for these amounts upon death or disability.
(e)

All named executive officers would also have received the 2019 AIP award disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table upon death, disability or qualifying termination.

Director Compensation

This section describes the compensation we provided to our non-employee directors for service as members of the board of directors of the Joint Venture. Directors who are employed by us and directors who are affiliated with our Sponsors or are employees of McKesson are not compensated by us for their services as directors. The table below shows amounts paid to our non-employee directors for the year ended March 31, 2019.

In fiscal 2019, Messrs. Lance, Pead, Roe and Zollars each received an annual cash retainer of $120,000. In addition, Mr. Zollars receives an additional $15,000 for serving as chair of the nominating and corporate governance committee, Mr. Pead receives an additional $30,000 for serving as chair of the compliance committee, Mr. Roe receives an additional $30,000 for serving as chair of the audit committee and Mr. Lance receives an additional $30,000 for serving as vice chair of the board and chair of the compensation committee. Each of Messrs. Pead, Roe and Zollars were granted 5,056 stock options under the Equity Plan, while Mr. Lance received 6,320 stock options for serving as vice chair and chair of the compensation committee. These stock options vest in equal 25% installments on the first through fourth anniversaries of the designated May 14, 2018 vesting start date, subject to continued service through such vesting.

We anticipate that we will review our director compensation program in connection with this offering and make such changes as we determine are necessary or appropriate for our status as a public company.

Legacy CHC Replacement Awards

In connection with the Transactions, a portion of the vested or deemed vested Legacy CHC stock options awarded to Messrs. Lance, Pead and Roe was cashed out and the remaining portion was replaced with vested stock options of Change Healthcare Inc. Similarly, a portion of Mr. Lance’s vested or deemed vested Legacy CHC stock appreciation rights were cashed out and a portion were replaced with vested stock appreciation rights of Change Healthcare Inc. Unvested exit-vesting Legacy CHC stock appreciation rights held by Mr. Lance were replaced with 2.5x exit-vesting stock appreciation rights of Change Healthcare Inc. with vesting conditions substantially similar to the original awards. The vesting conditions and other material terms are substantially similar to the vested replacement stock options and unvested replacement 2.5x exit-vesting restricted stock awards described above under “—Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table—Terms of Equity Awards—Legacy CHC Replacement Awards” and “—Potential Payments Upon Termination or Change of Control—Equity Awards—Unvested Replacement 2.5x Exit-Vesting Restricted Stock.”

Director Compensation for Fiscal 2019

The following table provides summary information concerning the compensation we provided to our non-employee directors in fiscal 2019 for service as members of the board of directors of the Joint Venture, other than directors who are affiliated with our Sponsors or are employees of McKesson who are not compensated by us for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Howard L. Lance	$150,000	$59,695	$209,695
Philip M. Pead	150,000	47,756	197,756
Phillip W. Roe	150,000	47,756	197,756
Robert J. Zollars	135,000	47,756	182,756

(1)

The amounts reported in this column reflect the fair value of stock options granted in fiscal 2019. These stock options were deemed granted to non-employees of the issuing entity and are subject to Topic 505. Under Topic 505, companies must generally recognize compensation expense equal to the fair value of the award on the date that the award vests. Until the awards vest, expense is recorded based on an estimate of fair value measured at the end of each accounting period. Accordingly, the amounts reported in this column reflect the fair value of the stock options on the most recent valuation date immediately preceding the date of grant calculated in accordance with Topic 718. For information regarding the assumptions used determining the fair value of these awards, please refer to Note 16, “Incentive Compensation Plans” of the audited consolidated financial statements included elsewhere in this prospectus. As of March 31, 2019, the aggregate number of outstanding option awards held by each non-employee director was as follows: Mr. Lance: 149,657 stock appreciation rights and 75,587 options; Mr. Pead: 60,419 options; Mr. Roe: 60,419 options and Mr. Zollars: 31,600 options.

Equity Compensation and Stock Purchase Plans

Equity Plan

The Equity Plan was effective as of February 28, 2017. Under the Equity Plan, we have issued stock options, stock appreciation rights, restricted stock awards, restricted stock units, and performance-based awards. Following this offering, it is not expected that any equity awards will be issued under the Equity Plan.

Purpose. The principal purpose of the Equity Plan is to give us a competitive edge in attracting, retaining, and motivating employees, directors and consultants and to provide us with a method of enabling individuals to participate in our long-term growth and financial success and to link their compensation to our long-term interests and those of our stockholders.

Administration. Our compensation committee administers the Equity Plan (except with respect to awards to non-employee directors, which the board of directors administers), with the authority to determine the terms and conditions of awards and to adopt, alter and repeal rules, guidelines and practices relating to the plan and those awards.

Awards Subject to Equity Plan. The Equity Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance-based awards and other stock-based awards. An aggregate of 37,920,000 shares of our common stock were reserved for issuance under the Equity Plan, and a total of 19,114,543 shares of our common stock are subject to outstanding awards, including 1,246,539 unvested shares of performance-based restricted stock.

Treatment upon a Change of Control. The Equity Plan provides that, in the event of a change of control (as defined in the Equity Plan), the compensation committee may, in its discretion, accelerate the exercisability of each outstanding stock option and stock appreciation right and provide for the lapse of the restricted period applicable to each outstanding restricted share and each restricted stock unit. The compensation committee may, in its discretion, provide that each outstanding award shall be cancelled in exchange for a cash payment based on the fair market value of the shares subject to such award (less a stock option’s exercise price or a stock appreciation right’s grant price, as applicable) based on the consideration payable in the change of control. With respect to performance awards, the compensation committee may, in its discretion, provide that in the event of a change of control (i) any outstanding performance awards relating to performance periods prior to the change of control, which have been earned but not yet paid, will become immediately payable; (ii) all then-in-progress performance periods for outstanding performance awards will end and either (x) a participant will be deemed to have earned an award equal to the participant’s target award opportunity for such performance period or (y) the compensation committee, at its discretion, will determine the extent to which performance criteria have been met with respect to each such award; and (iii) we will cause to each participant such full or partial performance awards, in cash, shares or other property as determined by the compensation committee, within 30 days following the change in control, based on the consideration payable in the change of control.

Transferability. Each award under the Equity Plan may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not otherwise be transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the compensation committee may, in its discretion, permit the transfer of awards (other than incentive stock options) to certain permitted transfers (as defined in the Equity Plan).

Amendment and Termination. The Equity Plan provides that our board of directors may amend, alter, suspend, discontinue or terminate the plan or any portion thereof, provided that no such amendment, alteration, suspension, discontinuation or termination will be made without stockholder approve if such approval is necessary to comply with applicable tax or regulatory requirements. The compensation committee may waive conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate any award previously granted (prospectively or retroactively), provided that any such action that would materially and adversely affect the rights of any participant, holder or beneficiary of an award previously granted will not be effective without consent of the affected participant, holder or beneficiary.

Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, our Omnibus Incentive Plan prior to the completion of this offering. The term “Board of Directors” as used in this “Omnibus Incentive Plan” section refers to the Board of Directors of Change Healthcare Inc.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and those of the Joint Venture and its subsidiaries) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors, or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus

Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of our common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of our common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of our Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of our stockholders.

Awards Subject to our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of our common stock that may be issued under our Omnibus Incentive Plan is 25,000,000, or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2021 fiscal year in an amount equal to the least of (x) 15,000,000 shares of our common stock, (y) 5% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year (assuming that all LLC Units in the Joint Venture held by McKesson had been exchanged for an equal number of shares of common stock), and (z) a lower number of shares of our common stock as determined by our Board of Directors. Of this amount, the maximum number of shares of our common stock for which incentive stock options may be granted is the Absolute Share Limit; and during a single fiscal year, each non-employee director shall be granted a number of shares of our common stock subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to a total value of $1,000,000 or such lower amount as determined by our Board of Directors. Except for “substitute awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of shares our common stock to which the award related, the unissued shares will again be available for grant under our Omnibus Incentive Plan. Shares of our common stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of our Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of our Omnibus Incentive Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which our common stock is listed. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or substitute awards, and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.

Options. Under our Omnibus Incentive Plan, the Committee may grant nonqualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our shares of common stock underlying such stock options on the date such stock options are granted (other than in the case of stock options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a nonqualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of our common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised; provided, that such shares of our common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)) or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of our common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of our common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of our common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights (“SARs”) under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan. The Committee may grant SARs in tandem with a stock option, but the Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of our common stock or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of our common stock over (b) the strike price per share of our common stock covered by the SAR, times (ii) the number of shares of our common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of our common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of our common stock on the date the SAR is granted (other than in the case of SARs that are substitute awards).

Restricted Stock and Restricted Stock Units. The Committee may grant restricted shares of our common stock or may grant restricted stock units (“RSUs”), representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of our common stock for each RSU, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of our common stock, including, without limitation, the right to vote such restricted shares of our common stock.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan.

Effect of Certain Events on Our Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of our common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to acquire shares of our common stock or other securities, or other similar corporate transaction or event that affects the shares of our common stock (including a “Change in Control,” as defined in our Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under our Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of shares of our common stock or other of our securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our Omnibus Incentive Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of shares of our common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring,” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of our common stock received or to be received by other holders of shares of our common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of our common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, RSUs, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant (unless such transfer is specifically required pursuant to a domestic relations order by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our Omnibus Incentive Plan or for changes in

GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination of employment or services, as applicable); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividend equivalent payments attributable to RSUs shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of our common stock having a fair market value equal to the amount of dividends paid on shares of our common stock, upon the settlement of the RSUs and, if such RSUs are forfeited, the participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, our ESPP. The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance.

Purpose. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. We may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code, which may, but are not required to, be made pursuant to any rules, procedures or sub-plans adopted by the compensation committee for such purpose.

Shares Reserved for the ESPP. The aggregate number of shares of our common stock that may be issued under the ESPP may not exceed 15,000,000 shares, which number will be automatically increased on the first day of each fiscal year beginning with the 2021 fiscal year, in an amount equal to the least of (i) 7,700,000 shares of our common stock, (ii) 2.5% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year (assuming that all LLC Units in the Joint Venture held by McKesson had been exchanged for an equal number of shares of common stock), and (iii) a lower number of shares as determined by our board of directors, subject to adjustment in accordance with the terms of the ESPP.

Administration. The ESPP will be administered by the compensation committee unless the board of directors elects to administer the ESPP. For the purposes of this summary, references to the “Committee” include the compensation committee and the board of directors. The Committee may appoint one or more agents to assist in the administration of the ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to ESPP terms and applicable law, the Committee will have full and final authority to take any action with respect to the ESPP, including, without limitation, the authority to: (a) establish, amend and rescind rules and regulations for administration of the ESPP; (b) prescribe the form(s) of any agreements or other instruments used in connection with the ESPP; (c) determine the terms and provisions of the purchase rights granted under the ESPP; (d) determine eligibility and adjudicate all disputed claims filed under the ESPP; and (e) construe and interpret the ESPP, purchase rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations deemed necessary or advisable for the administration of the ESPP. The Committee may also adopt sub-plans relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside the United States, the terms of which sub-plans may take precedence over the terms of the ESPP, to the extent provided in the ESPP. To the extent inconsistent with the requirements of Section 423 of the Code, purchase rights offered under any such sub-plan will not be required by the terms of the ESPP to comply with Section 423 of the Code.

Term. The term of the ESPP will continue until terminated by the Board or until the date on which all shares available for issuance under the ESPP have been issued.

Eligible Participants. Subject to the Committee’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the ESPP if they are employed by us or by a designated company (as defined below) except for (a) any employee who has been employed for less than 90 days, (b) any employee whose customary employment is less than 20 hours per week or (c) any employee whose customary employment is for not more than five months in any calendar year; provided that the Committee may determine prior to any purchase period start date that employees outside of the United States who are participating in a separate offering will be “eligible employees” even if they do not meet the requirements of (b) or (c) above if and to the extent required by applicable law. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A “designated company” is any subsidiary or affiliate of Change Healthcare Inc., whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the ESPP. The Committee may designate subsidiaries or affiliates of Change Healthcare Inc. as designated companies in an offering that does not satisfy the requirements of Section 423 of the Code. For offerings that, when taken together with the ESPP, comply with Section 423 of the Code and the regulations thereunder, only Change Healthcare Inc. and its subsidiaries may be designated companies; provided, however, that at any given time, a subsidiary that is a designated company under a Section 423 Code-compliant offering will not be a designated company under an offering that does not comply with Section 423 of the Code.

Contributions. A participant may acquire common stock under the ESPP by authorizing the use of contributions to purchase shares of common stock. Contributions must be at a rate of not less than 1% nor more than 15% (in whole percentages only) of the participant’s total compensation (with certain exclusions as set forth in the ESPP or as otherwise determined by the Committee). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the ESPP, but a participant may not alter the amount of his or her contributions during a purchase period. However, a participant’s contribution election may be decreased to 0% at any time during a purchase period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during a purchase period at any time before the applicable purchase period end date.

Purchase Periods and Purchase Price. The ESPP provides for two six-month offering periods, with one purchase period in each offering period. The purchase periods shall begin and end on dates as determined by the Committee. The Committee has the authority to change the duration of a purchase period, provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.

On the first day of a purchase period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of common stock as is determined by dividing the amount of the participant’s contributions accumulated as of the last day of the purchase period by the applicable purchase price; provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year.

In connection with each offering under the ESPP, the Committee may specify a maximum number of shares of our common stock that may be purchased by any participant on any purchase date during such offering. In connection with each offering under the ESPP, the Committee may specify a maximum aggregate number of shares of our common stock that may be purchased by all participants pursuant to such offering. In addition, in connection with each offering under the ESPP that contains more than one purchase period end date, the Committee may specify a maximum aggregate number of shares of our common stock that may be purchased by all participants on any or each purchase period end date under the offering. If the aggregate purchase of shares of our common stock issuable upon exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any Committee action otherwise, a pro rata allocation of the shares of our common stock available shall be made in as nearly a uniform manner as shall be practical and equitable.

The purchase price will be 85% (or such greater percentage as may be determined by the Committee prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our common stock as determined on the applicable purchase period end date or (ii) the fair market value per share of our common stock as determined on the applicable purchase right grant date (provided that, in no event may the purchase price be less than the par value per share of our common stock). The Committee may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or purchase period start date, or based on the greater (rather than the lesser) of such values.

A participant’s purchase right to purchase shares of common stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant’s purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant’s termination of employment or the last day of the applicable purchase period.

Rights as Stockholder. A participant will have no rights as a stockholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.

Rights Not Transferable. A participant’s rights under the ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.

Effect of a Change in Control; Adjustments. If there is any change in the outstanding shares of our common stock because of a merger, change in control (as defined in our Omnibus Incentive Plan), consolidation, recapitalization or reorganization involving Change Healthcare Inc., or if the board of directors declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in the capital stock structure of Change Healthcare Inc. affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the Committee will make such adjustments to purchase rights or to any ESPP provision as the Committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, in the event of a change in control, the Committee’s discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:

•	assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);

•	selection of a date on which all outstanding purchase rights will be exercised on or before the consummation date of the change in control;

•	termination of outstanding purchase rights and refund of accumulated contributions to each participant prior to the change in control; or

•	continuation of outstanding purchase rights unchanged.

Amendment; Termination. The ESPP may be amended, altered, suspended and/or terminated at any time by the board of directors; provided, that approval of an amendment to the ESPP by our stockholders will be required to the extent, if any, that stockholder approval of such amendment is required by applicable law. The Committee may (subject to the provisions of Section 423 of the Code and the ESPP) amend, alter, suspend and/or terminate any purchase right granted under the ESPP, prospectively or retroactively, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the Committee has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with the Transactions, we entered into a stockholders agreement with our Sponsors, McKesson and the Joint Venture and amended it in connection with this offering. The stockholders agreement requires us to nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders (each, a “Blackstone Director”) such that, following the election of any directors and taking into account any director continuing to serve as such without the need for re-election, (i) prior to a Qualified McKesson Exit, the number of Blackstone Directors serving as directors of our company will be equal to a majority of the total number of directors comprising our board of directors, for so long as the parties to the stockholders agreement and their respective affiliates together continue to beneficially own at least 40% of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting and (ii) following a Qualified McKesson Exit, the number of Blackstone Directors serving as directors of our company will be equal to a majority of the total number of directors comprising our board of directors minus one director (the “Post-McKesson Exit Level”), for so long as Blackstone and its affiliates together continue to beneficially own at least 50% of the shares of our common stock issued to Blackstone in connection with the Transactions (as appropriately adjusted for any stock split, stock dividend, combination, recapitalization or the like). Further, the stockholders agreement provides that in any event, we will be required to nominate at least two Blackstone Directors for so long as Blackstone and its affiliates together continue to beneficially own at least 5% of the shares of our common stock entitled to vote generally in the election of directors as of the record date for such meeting; provided, that following a Qualified McKesson Exit, the number of Blackstone Directors will not exceed the Post-McKesson Exit Level.

In addition, the stockholders agreement provides that in the event we breach the terms of, or otherwise fail to take any action then required to be taken pursuant to the terms of, the Merger Agreement, as amended, replaced or supplemented from time to time, including for the avoidance of doubt, the failure to obtain any necessary approval of our board of directors or stockholders required in connection with the Merger, then following the delivery to us by McKesson of a written notice of such breach or failure, the Sponsors and the other parties to the stockholders agreement shall take all necessary action to promptly issue to McKesson (or one of its designated affiliates) one share of Class X Stock (as defined below) for the legal minimum consideration for such share which, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable, and have the rights set forth in our certificate of incorporation, including the right to designate the Class X Director (as defined below). See “Description of Capital Stock—Class X Stock.”

See also “—LLC Agreement of the Joint Venture—Certain Covenants by Change Healthcare Inc.; Other Provisions.”

In the case of a vacancy on our board created by the removal or resignation of a Blackstone Director, the stockholders agreement requires us to nominate an individual designated by Blackstone for election to fill the vacancy.

Registration Rights Agreement

In connection with the Transactions, we entered into a registration rights agreement with our Sponsors and McKesson. This agreement provides to each of McKesson and our Sponsors customary “demand” and “piggyback” registration rights with respect to our common stock, subject to the transfer restrictions set forth in the LLC Agreement. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. For additional information regarding the registration rights provided to McKesson and our Sponsors, see “—LLC Agreement of the Joint Venture—Transfers of LLC Units.”

Contribution Agreement

In June 2016, the Legacy CHC Stockholders entered into the Contribution Agreement with McKesson and the other parties thereto. Under the terms of the Contribution Agreement, the parties agreed to form the Joint Venture through a joint venture that combined Core MTS with Legacy CHC. The Transactions closed on March 1, 2017. From the time of its formation in June 2016 until the consummation of the Transactions, the Joint Venture had no substantive assets or operations.

Pursuant to the terms of the Contribution Agreement, (i) the Legacy CHC Stockholders, directly and indirectly, transferred ownership of substantially all of Legacy CHC to the Joint Venture in consideration of (a) the payment at the closing of the Transactions by the Joint Venture to the Legacy CHC Stockholders and certain participants in the Legacy CHC Amended and Restated 2009 Equity Incentive Plan of (A) approximately $1.8 billion, (B) stock in eRx Network Holdings, Inc., and (C) the 2017 Tax Receivable Agreement, and (b) the issuance to Change Healthcare Inc. of membership interests in the Joint Venture; and (ii) McKesson caused Core MTS to be transferred to the Joint Venture in consideration of (a) the assumption and subsequent payment at the closing of the Transactions by the Joint Venture to McKesson of a promissory note in the amount of approximately $1.3 billion, (b) the issuance of membership interests in the Joint Venture and (c) an interest in a tax receivable agreement from the Joint Venture.

The Contribution Agreement includes customary representations, warranties, covenants and indemnification arrangements by the parties thereto, including representations and warranties by McKesson and Legacy CHC regarding the Contributed Businesses.

LLC Agreement of the Joint Venture

Change Healthcare Inc. holds LLC Units in the Joint Venture. The limited liability company agreement of the Joint Venture (the “LLC Agreement”) governs the rights and obligations of McKesson and Change Healthcare Inc. in their roles as members of the Joint Venture and owners of the LLC Units.

Board of the Joint Venture

The LLC Agreement provides that the Joint Venture will initially be governed by a board of directors (the “Joint Venture Board”) comprised of not more than ten members. Each of the McK Members, on the one hand, and Change Healthcare Inc., on the other hand, are entitled to designate up to four directors of the Joint Venture Board, of whom three directors may be employees or affiliates of the designating member, and one director may not be an employee or affiliate of the designating member and must otherwise be independent of the Joint Venture. The ninth director on the Joint Venture Board is the Joint Venture’s chief executive officer (currently Neil de Crescenzo) and the tenth director on the Joint Venture Board is an independent director that is mutually designated by the McK Members and Change Healthcare Inc. John H. Hammergren, McKesson’s chief executive officer, initially was one of the directors designated by the McK Members and acts as the Joint Venture Board’s chairman. The number of the Joint Venture Board designees of the McK Members and Change Healthcare Inc. is subject to reduction based on the LLC Units ownership level of the corresponding the Joint Venture member.

Approval Rights of the Members

Pursuant to the LLC Agreement, certain actions by the Joint Venture require the prior written consent of both the McK Members and Change Healthcare Inc. These matters include, without limitation: (i) materially changing the line of business of the Joint Venture; (ii) the appointment, removal or replacement of the Joint Venture’s chief executive officer or chairman of the Joint Venture Board; (iii) approving the Joint Venture’s annual operating plan and budget; (iv) entering into certain material agreements, including affiliate transactions (subject to certain exceptions); (v) declaring or paying any dividend, redeeming or repurchasing equity securities or issuing or authorizing the issuance of equity securities of the Joint Venture; (vi) incurring indebtedness (subject to certain exceptions); (vii) a change of control of the Joint Venture, or the sale, lease or disposal of assets of Change Healthcare outside the ordinary course of business (other than expressly permitted by the LLC Agreement including pursuant to drag along rights set forth herein); (viii) any initial public offering, other than a Qualified IPO (as defined below); (ix) terminating, liquidating or dissolving the Joint Venture; and (x) any amendment to, modification of, or waiver under the Contribution Agreement or the Transaction Documents (as defined in the LLC Agreement) by the Joint Venture. The foregoing approval rights of the members of the Joint Venture will terminate, as to each of the McK Members and Change Healthcare Inc., at such time as the McK Members (together with their permitted transferees) no longer own, directly or indirectly, 10% or more of the LLC Units initially held by the McK Members (directly or indirectly through ownership of common stock of Change Healthcare Inc.).

Special Allocations

Generally, pursuant to the LLC Agreement, the profits and losses of the Joint Venture will be allocated among the members of the Joint Venture in proportion to the number of LLC Units held by them. However, amortization expenses related to certain assets to be transferred to the Joint Venture by one of the McK Members at the time of the Transactions, as well as associated income tax deductions, generally have been and may continue to be allocated solely to the McK Member that transferred the applicable asset to the Joint Venture at the time of the Transactions.

Transfers of LLC Units

Pursuant to the LLC Agreement, no member is permitted to transfer LLC Units (including any transfer of beneficial ownership therein), other than to a member’s affiliates or with the consent of the other members, except as described below.

Following the consummation of a firm commitment initial public offering of Change Healthcare Inc. (a “Qualified IPO”) occurring at any time prior to 30 months following the closing of the Transactions, transfers would be permitted in accordance with the following transfer provisions:

•

for a period of up to three months following expiration of the underwriter lock-up period relating to a Qualified IPO (the “First Change Healthcare Inc. Sale Window”), the Legacy CHC Stockholders may transfer shares of Change Healthcare Inc. in a firm commitment public offering of Change Healthcare Inc.’s common stock (a “Qualified Change Healthcare Inc. Sale”);

•

for a period (the “McKesson Exit Window”) of up to 12 months (subject to certain extensions) following the expiration of any lock-up period relating to a Qualified Change Healthcare Inc. Sale during the First Change Healthcare Inc. Sale Window (or following the lockup period relating to a Qualified IPO, if the applicable Change Healthcare Inc. stockholders determine not to conduct a Qualified Change Healthcare Inc. Sale during the First Change Healthcare Inc. Sale Window), McKesson may conduct a spin-off or split-off (or a combination of the foregoing) of a Delaware corporation (“SpinCo”) holding McKesson’s interest in Change Healthcare, followed immediately by the merger (the “Merger”) of SpinCo with and into Change Healthcare Inc., which would result in the acquisition by Change Healthcare Inc. of all of McKesson’s LLC Units in exchange for the issuance by Change Healthcare Inc. to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock (such transactions, a “Qualified McKesson Exit”). The McK Members may also exercise certain registration rights during this window;

•

for a period of up to six months following the expiration or termination of the McKesson Exit Window, where a Qualified McKesson Exit did not occur (the “Second Change Healthcare Inc. Sale Window”), the Legacy CHC Stockholders may transfer or sell shares of Change Healthcare Inc. in a Qualified Change Healthcare Inc. Sale;

•

during both the First Change Healthcare Inc. Sale Window and the Second Change Healthcare Inc. Sale Window, the McK Members may transfer LLC Units pursuant to the exercise of tag-along registration rights pursuant to the Registration Rights Agreement, subject to the Legacy CHC Stockholders having priority in such Qualified Change Healthcare Inc. Sale in the event of any cut-backs of shares offered pursuant to such offerings;

•

during the McKesson Exit Window, in the event the McK Members exercise registration rights, the Legacy CHC Stockholders may transfer shares of Change Healthcare Inc. pursuant to the exercise of tag-along registration rights pursuant to the Registration Rights Agreement, subject to the McK Members having priority in the first such offering in the event of any cut-backs of shares offered pursuant to such offering;

•

following expiration or termination of the Second Change Healthcare Inc. Sale Window (or, if applicable, any underwriter lock-up period applicable thereto), the McK Members and the Legacy CHC Stockholders may transfer their beneficial interests in Change Healthcare in any manner permitted by applicable law, and each of the McK Members and the Legacy CHC Stockholders will have unlimited demand and piggyback registration rights pursuant to the Registration Rights Agreement, subject to customary limitations, and the McK Members would be able to exchange all or any portion of their LLC Units for shares of common stock of Change Healthcare Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends; and

•

if a Qualified McKesson Exit is consummated, then following the 90-day period after such Qualified McKesson Exit, transfers may be conducted in any manner provided by applicable law, including pursuant to the exercise of registration rights pursuant to the Registration Rights Agreement.

We expect that this offering will qualify as a Qualified IPO under the LLC Agreement.

The McKesson Exit Window would automatically terminate or be deemed to terminate no later than the date that is four years following the closing of the Transactions. However, the First Change Healthcare Inc. Sale Window would be shortened (or deemed terminated) to the extent that it would otherwise be open during the third year after the closing of the Transactions, so that the McKesson Exit Window lasts a full 12 months following the expiration of the underwriter lock-up period for any Qualified IPO occurring within the two-year period following the closing of the Transactions.

In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Prior to the occurrence of the first exchange of LLC Units by McKesson (or its permitted transferees), if any, Change Healthcare Inc. has agreed to enter into an additional tax receivable agreement with the McK Members, pursuant to which Change Healthcare Inc. would be required to pay to the relevant McK Member 85% of the net cash tax savings, if any, arising from Change Healthcare Inc.’s utilization of (i) certain tax basis increases resulting from the relevant exchange and payments under such additional tax receivable agreement and (ii) imputed interest deductions.

Merger Agreement and Separation and Distribution Agreement; Tax Matters Agreement

SpinCo, a subsidiary of McKesson organized as a Delaware limited liability company, has entered into an agreement and plan of merger (the “Merger Agreement”) with Change Healthcare Inc. that provides, among other things, that SpinCo will convert to a corporation and merge with and into Change Healthcare Inc.

immediately following a Qualified McKesson Exit, pursuant to which the stockholders of SpinCo will be entitled to receive a number of shares of common stock of Change Healthcare Inc. equal to the number of LLC Units held by SpinCo at the effective time of the Merger. McKesson will also enter into a customary Separation and Distribution Agreement with SpinCo (the “Separation and Distribution Agreement”) prior to, and in connection with, a Qualified McKesson Exit.

In connection with a Qualified McKesson Exit, McKesson, SpinCo and Change Healthcare Inc. will also enter into a Tax Matters Agreement, which will govern the rights, responsibilities and obligations of McKesson and SpinCo after the Qualified McKesson Exit with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state and local, and non-U.S., taxes, other tax matters and related tax returns. In addition, the Tax Matters Agreement could restrict our ability to enter into certain change of control or other transactions involving our equity if such transactions could implicate the tax-free status of the Distribution. To the extent the Distribution does not qualify as a tax-free transaction as a result of our failure to comply with the Tax Matters Agreement, we will be required to indemnify McKesson, and in certain circumstances the Tax Matters Agreement may require that Change Healthcare, Inc. enter into a new tax receivable agreement pursuant to which it will be required to pay to McKesson 85% of the certain cash tax savings, if any, arising from the utilization of certain tax basis increases resulting from the Distribution.

Certain Covenants by Change Healthcare Inc.; Other Provisions

Pursuant to the LLC Agreement, Change Healthcare Inc. has made certain covenants to the Joint Venture that are designed, among other things, to help preserve the availability of a Qualified McKesson Exit. These covenants require, among other things, that Change Healthcare Inc. remains solely a holding company of its ownership of the Joint Venture.

The LLC Agreement also provides that the McK Members will have a “top-up” right to acquire additional LLC Units at fair market value (determined in accordance with the LLC Agreement) during a McKesson Exit Window, such that following the exercise of such top-up option, the stockholders of SpinCo will be entitled to hold a majority of the number of shares of Change Healthcare Inc. common stock at the effective time of the Merger.

In addition, pursuant to the LLC Agreement and the Stockholders Agreement, Change Healthcare Inc. and the Legacy CHC Stockholders covenant to maintain certain minimum ownership levels in the Joint Venture and in Change Healthcare Inc., and the Legacy CHC Stockholders covenant to vote in favor of any stockholder proposals required to be made (or deemed advisable to obtain) in connection with the Merger or any other transactions or agreements in respect of any Qualified McKesson Exit. For additional information, please see “Risk Factors—Risks Related to Our Organizational Structure—If certain transactions in connection with a Qualified McKesson Exit do not qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the U.S. Internal Revenue Code of 1986, as amended then McKesson may be required to pay substantial U.S. federal income taxes. We may be required to indemnify McKesson for all or part of any such tax liability in certain circumstances, which generally relate to certain actions taken by us that cause the Distribution to become taxable, and may be obligated to make payments to McKesson in respect of certain tax savings resulting to us” and “Risk Factors—Risks Related to Our Organizational Structure—We are subject to certain restrictions in order to avoid significant tax-related liabilities.”

eRx Network Option Agreement

In connection with the Transactions, the equity interests for entities representing the eRx Network were distributed to the Legacy CHC Stockholders, and in connection therewith a subsidiary of Legacy CHC and the Legacy CHC Stockholders entered into an option agreement for a subsidiary of the Joint Venture to acquire the eRx Network (the “Option Agreement”). Under the terms of the Option Agreement, the option to acquire the eRx Network will only become exercisable at any such time that McKesson owns (directly or indirectly), in the aggregate, less than 5% of the outstanding LLC Units of the Joint Venture. Such option will expire, if unexercised or unexercisable, on March 1, 2022. Under the Option Agreement, upon exercise of the option, a subsidiary of Legacy CHC will be required to pay an exercise price of $1.00 plus a fixed multiple of the incremental increase (if any) in the EBITDA (as defined in the Option Agreement) of the eRx Network for the trailing 12 months preceding the exercise of the option over a baseline level of such EBITDA.

Management Services Agreement

The Joint Venture, certain subsidiaries of the Joint Venture, McKesson and the Sponsors have entered into an Management Services Agreement, whereby McKesson and the Sponsors have been retained to provide certain management, consulting, financial and other advisory services to the Joint Venture for certain periods following the consummation of the closing of the Transactions, for an annual fee not to exceed 1% of our EBITDA (as defined in the Credit Agreement) in the applicable fiscal year, subject to proration as applicable. The agreement will terminate automatically upon consummation of this offering. No transaction fee will be payable in connection with this offering.

The Joint Venture recognized $10.4 million ($2.3 million for Blackstone, $0.8 million for Hellman & Friedman and $7.3 million for McKesson), $10.5 million ($2.3 million for Blackstone, $865,000 for Hellman & Friedman and $7.3 million for McKesson) and $888,000 ($193,000 for Blackstone, $73,000 for Hellman & Friedman and $622,000 for McKesson) in management fees during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The agreement provides that the final management fee will accrue and be payable with respect to the entire fiscal year in which termination occurs. We currently estimate that this fee will be approximately $10.3 million ($2.2 million payable to Blackstone, $0.9 million payable to Hellman & Friedman and $7.2 payable to McKesson).

Tax Receivable Agreements

2009—2011 Tax Receivable Agreements

Under the 2009—2011 Tax Receivable Agreements assumed by the Joint Venture in connection with the Transactions, the Joint Venture is obligated to make payments to certain of the former Legacy CHC Stockholders, equal to 85% of the applicable cash savings that the Joint Venture expects to realize as a result of tax attributes arising from certain previous transactions. As a result of the covered change of control with respect to the 2009—2011 Tax Receivable Agreements that occurred in connection with the Transactions, payments the Joint Venture makes under the 2009—2011 Tax Receivable Agreements are required to be calculated using certain valuation assumptions, including that the Joint Venture will have sufficient taxable income to use the applicable tax attributes and that certain of such tax attributes will be used by the Joint Venture on a pro rata basis from the date of the Transactions (or in certain cases from the date of certain previous transactions) through the expiration of the applicable tax attribute. Because the 2009—2011 Tax Receivable Agreements were previously subject to fair value measurement in connection with a prior business combination transaction, it is recognized at its initial fair value plus recognized accretion to date. In connection with the covered change in control, the change in assumed valuation assumptions resulted in a change in estimate (decrease to the pretax loss) of $26.5 million for the period from June 17, 2016 (inception) to March 31, 2017.

2017 Tax Receivable Agreement

In connection with the closing of the Transactions, the Legacy CHC Stockholders, Change Healthcare Performance, Inc., Change Healthcare Inc., the Joint Venture and certain subsidiaries of the Joint Venture entered into the 2017 Tax Receivable Agreement. The 2017 Tax Receivable Agreement generally provides for the payment by Change Healthcare Performance, Inc. following the closing of the Transactions to the 2017 TRA Parties of 85% of the net cash tax savings realized (or, in certain circumstances, deemed to be realized) by Change Healthcare Performance, Inc. in periods after the closing of the Transactions as a result of certain net operating losses and certain other tax attributes of Change Healthcare Performance, Inc. as of the closing of the Transactions.

McKesson Tax Receivable Agreement

In connection with the closing of the Transactions, the Joint Venture, the McK Members, McKesson and Change Healthcare Inc. entered into the McKesson Tax Receivable Agreement. The McKesson Tax Receivable Agreement generally provides for the payment by the Joint Venture to one of the McK Members and its permitted assigns of 85% of the net cash tax savings realized (or, in certain circumstances, deemed to be realized) by Change Healthcare Inc. in periods ending on or after the date on which McKesson ceases to own at least 20% of the outstanding LLC Units of the Joint Venture as a result of (i) certain amortizable tax basis in assets transferred to the Joint Venture at the closing of the Transactions and (ii) imputed interest deductions and certain other tax attributes arising from payments under the McKesson Tax Receivable Agreement.

Additionally, upon the occurrence of the first exchange of LLC Units by McKesson (or its permitted transferees), if any, Change Healthcare Inc. has agreed to enter into an additional tax receivable agreement with the McK Members, pursuant to which Change Healthcare Inc. would be required to pay to the relevant McK Member 85% of the net cash tax savings, if any, arising from Change Healthcare Inc.’s utilization of (i) certain tax basis increases resulting from the relevant exchange and payments under such additional tax receivable agreement and (ii) imputed interest deductions. We may also be required to enter into and make payments under an additional tax receivable agreement with McKesson in certain circumstances. Please see “Risk Factors—Risks Related to Our Organizational Structure—If certain transactions in connection with a Qualified McKesson Exit do not qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the U.S. Internal Revenue Code of 1986, as amended, then McKesson may be required to pay substantial U.S. federal income taxes. We may be required to indemnify McKesson for all or part of any such tax liability in certain circumstances, which generally relate to certain actions taken by us that cause the Distribution to become taxable, and may be obligated to make payments to McKesson in respect of certain tax savings resulting to us.”

Letter Agreement

Change Healthcare Inc., the Joint Venture, McKesson and certain of McKesson’s affiliates have entered into the Letter Agreement relating to the Contribution Agreement. The Letter Agreement addresses miscellaneous tax-related matters, including (i) technical clarifications and modifications to the manner in which the Joint Venture allocates certain items of taxable income, loss and deduction among, and calculates and makes required tax distributions to, its members, (ii) the sharing of certain contingent tax benefits and expenses not addressed by the McKesson Tax Receivable Agreement or the Tax Matters Agreement and (iii) procedures applicable in the case of certain tax proceedings.

In particular, pursuant to the terms of the Letter Agreement, McKesson may adjust the manner in which depreciation or amortization deductions in respect of assets transferred to the Joint Venture at the closing of the Transactions are allocated among Change Healthcare Inc., McKesson and certain of McKesson’s affiliates. If McKesson chooses to allocate an amount of deductions to Change Healthcare Inc. in excess of a specified minimum threshold, Change Healthcare Inc. may be required to make cash payments to McKesson equal to 100% of the tax savings of Change Healthcare Inc. attributable to such excess deductions for any tax period ending prior to the date on which McKesson ceases to own at least 20% of the outstanding LLC Units of the Joint Venture, after which the terms of the McKesson Tax Receivable Agreement will control.

Transition Services Agreements

In connection with the consummation of the Transactions, the Joint Venture, certain subsidiaries of the Joint Venture, McKesson and the eRx Network entered into transition services agreements pursuant to which (i) Change Healthcare provides certain transition services to McKesson and to the eRx Network and (ii) McKesson provides certain transition services to Change Healthcare, in each case in exchange for specified fees and subject to the terms and conditions therein. The Joint Venture recognized transition service fee expense of $59.0 million, $92.1 million and $8.7 million for services received from McKesson during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. In addition, the Joint Venture recognized $11.0 million, $11.8 million and $0.8 million in transition fee income from eRx Network in these same periods.

Intellectual Property License Agreements

The Joint Venture, McKesson and the eRx Network have entered into intellectual property licensing agreements, pursuant to which (i) Change Healthcare licenses certain intellectual property to each of McKesson and the eRx Network and (ii) each of McKesson and the eRx Network licenses certain intellectual property to Change Healthcare. Subject to appropriate restrictions and agreements to maintain confidentiality and ensure compliance with applicable laws, the Joint Venture and Change Healthcare also share data regarding the operation of their business, and data acquired or arising from the operation of their businesses.

Other Commercial Arrangements

Following the closing of the Transactions, Change Healthcare, McKesson and the eRx Network each entered into customary ordinary-course commercial arrangements regarding their respective businesses. The Joint Venture recognized revenue of approximately $8.9 million, $13.4 million and $1.5 million and paid $0.1 million, $0.9 million and $0.1 million related to such commercial arrangements with McKesson during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture recognized revenue of approximately $6.2 million, $6.1 million and $0.4 million related to such commercial arrangements with the eRx Network during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

eRx Network Line of Credit

In addition, the Joint Venture provided eRx Network at the closing of the Transactions with a $3.0 million line of credit due November 30, 2017 of which $300,000 had been drawn at March 31, 2017. This amount was subsequently repaid during the twelve months ended March 31, 2018.

Services Provided to Change Healthcare Inc. by the Joint Venture

Change Healthcare Inc. generally has no substantive independent assets or operations apart from its investment in the Joint Venture. As a result, the Joint Venture provides certain services for which it is not reimbursed. These services include the utilization of office space and a portion of the salaries of Change Healthcare Inc.’s officers who are considered employees of the Joint Venture.

Employer Healthcare Program Agreement with Equity Healthcare

Effective as of January 1, 2014, Legacy CHC entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”), an affiliate of Blackstone, pursuant to which Equity Healthcare provides to the Joint Venture certain negotiating, monitoring and other services in connection with the Joint Venture’s health benefit plans. In consideration for Equity Healthcare’s services, the Joint Venture paid Equity Healthcare a fee of $3.00 per participating employee per month for plans through December 31, 2017. Beginning January 1, 2018, the Joint Venture began paying Equity Healthcare a fee of $1.00 per participating employee per month.

Transactions with Sponsor Portfolio Companies

The Sponsors and their respective affiliates have ownership interests in a broad range of companies. We have entered and may enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services.

Transactions with Blackstone Portfolio Companies

The Joint Venture both provides various services to, and purchases services from, certain Blackstone portfolio companies under contracts that were executed in the normal course of business. The Joint Venture recognized revenue of approximately $4.5 million, $4.4 million and $400,000 related to services provided to Blackstone portfolio companies during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture paid Blackstone portfolio companies approximately $13.3 million, $16.3 million and $100,000 related to services provided to the Joint Venture the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Transactions with Hellman & Friedman Portfolio Companies

The Joint Venture both provides various services to, and purchases services from, certain Hellman & Friedman portfolio companies under contracts that were executed in the normal course of business. The Joint Venture recognized revenue of approximately $4.2 million, $5.0 million and $0.4 million related to services provided to Hellman & Friedman portfolio companies during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture paid Hellman & Friedman portfolio companies approximately $2.1 million, $2.5 million and $10,000 related to services provided to the Joint Venture during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Other Transactions with McKesson

The Joint Venture recognized sublease income of $2.1 million, $3.8 million and $0.4 million from McKesson and its affiliates during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Potential Debt Repurchases

As market conditions warrant, we and our major equity holders, including the Sponsors, may from time to time, depending upon market conditions, seek to repurchase our debt securities or loans in privately negotiated or open market transactions, by tender offer or otherwise.

Senior Secured Credit Facilities Held by Related Parties

In connection with the financing for the Transactions, certain investment funds managed by GSO Capital Partners LP (the “GSO-managed funds”) held a portion of the term loans under the Senior Secured Credit Facilities. GSO Advisor Holdings LLC (“GSO Advisor”) is the general partner of GSO Capital Partners LP. Blackstone, indirectly through its subsidiaries, holds all of the issued and outstanding equity interests of GSO Advisor. As of March 31, 2019, March 31, 2018 and 2017, respectively, the GSO-managed funds held $212.2 million, $29.8 million and $200.0 million in principal amount of the Senior Secured Credit Facilities.

Other Transactions

The Joint Venture has an agreement with a customer in which a former officer of the Joint Venture is a member of the board of directors of the customer. Under this agreement, the Joint Venture recognized revenue of approximately $5.6 million, $7.5 million and $76,000 in the aggregate during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Directed Share Program

At our request, our directors, officers and certain employees and other persons associated with us have the opportunity to purchase up to 2% of the shares of common stock offered by this prospectus at the initial public offering price in a directed share program, to the extent permitted by local securities laws. To the extent directors and officers purchase shares in this offering, the shares will be subject to a 180-day lock-up restriction. See “Underwriting (Conflicts of Interest)” for more information.

Statement of Policy Regarding Transactions with Related Persons

At the time of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Change Healthcare Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors, director nominees and executive officers as a group.

The percentage of beneficial ownership of shares of our common stock outstanding before this offering set forth below is based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our common stock after this offering set forth below is based on shares of our common stock to be issued and outstanding immediately after this offering. The table does not give effect to any shares that may be acquired by our directors or executive officers pursuant to the directed share program.

	Common Stock Beneficially Owned
	Number	Percentage
Name of Beneficial Owner		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
McKesson(1)	—	—	—	—
Blackstone(2)	59,620,253	79.0%	50.4%	47.8%
Hellman & Friedman(3)	15,131,444	20.0%	12.8%	12.1%
Neil E. de Crescenzo(4)	1,572,356	2.0%	1.3%	1.2%
John H. Hammergren	—	*	*	*
Nicholas L. Kuhar	—	*	*	*
Howard L. Lance(5)	322,925	*	*	*
Bansi Nagji	—	*	*	*
Philip M. Pead(6)	105,300	*	*	*
Phillip W. Roe(7)	43,364	*	*	*
Neil P. Simpkins	—	*	*	*
Britt Vitalone	—	*	*	*
Robert J. Zollars(8)	14,536	*	*	*
Fredrik Eliasson(9)	173,800	*	*	*
August Calhoun(10)	47,400	*	*	*
Thomas Laur(11)	67,940	*	*	*
Roderick O’Reilly(12)	201,450	*	*	*
Directors, director nominees and executive officers as a group (19 persons)(13)	2,124,453	2.7%	1.7%	1.7%

*	Represents less than 1%.
(1)

McKesson beneficially owns an aggregate of 175,995,192 LLC Units, which includes 83,547,432 LLC Units directly held by PF2 IP LLC and 92,447,760 LLC Units directly held by PF2 PST Services Inc. The sole member of PF2 IP LLC is McKesson Corporation. The sole stockholder of PF2 PST Services Inc. is PF2 McKesson Technologies, Inc. The sole stockholder of PF2 McKesson Technologies, Inc. is McKesson Corporation. The address of the entities listed in this footnote is One Post Street, San Francisco, California 94104. Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a Qualified McKesson Exit. Following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson will have the right from time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—LLC Agreement of the Joint Venture.”

(2)

Reflects 33,678,124 shares directly held by Blackstone Capital Partners VI L.P., 5,434 shares directly held by Blackstone Family Investment Partnership VI L.P., 284,996 shares directly held by Blackstone Family Investment Partnership VI-ESC L.P.,25,077,548 shares directly held by Blackstone Eagle Principal Transaction Partners L.P. and 574,151 shares directly held by GSO COF Facility LLC (together, the “Blackstone Funds”).

The general partner of Blackstone Capital Partners VI L.P. and of Blackstone Eagle Principal Transaction Partners L.P. is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The managing member of BMA VI L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Family Investment Partnership VI L.P. and of Blackstone Family Investment Partnership VI-ESC L.P. is BCP VI Side-by-Side GP L.L.C. The sole member of BCP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P.

The collateral manager of GSO COF Facility LLC is GSO Capital Partners LP. GSO Advisor Holdings L.L.C. is the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The sole member of GSO Advisor Holdings L.L.C. is Blackstone Holdings I L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P.

The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by GSO COF Facility LLC. Each of the entities described in this footnote and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote (other than GSO COF Facility LLC, GSO Capital Partners LP and Mr. Goodman) is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154. The address of GSO COF Facility LLC, GSO Capital Partners LP and Mr. Goodman is c/o GSO Capital Partners LP , 345 Park Avenue, New York, New York 10154.

(3)

Reflects 5,145,941 shares directly held by H&F Harrington AIV II, L.P., 9,880,986 shares directly held by HFCP VI Domestic AIV, L.P., 55,341 shares directly held by Hellman & Friedman Investors VI, L.P., 44,183 shares directly held by Hellman & Friedman Capital Executives VI, L.P. and 4,993 shares directly held by Hellman & Friedman Capital Associates VI, L.P. (together, the “Hellman & Friedman Funds”). The general partner of each of H&F Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P. is Hellman & Friedman Investors VI, L.P. The general partner of Hellman & Friedman Investors VI, L.P. is Hellman & Friedman LLC. An investment committee of Hellman & Friedman LLC has sole voting and dispositive control over the shares. Each of the members of the investment committee disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. The address of the entities listed in this footnote is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105.

(4)

Includes 1,448,484 shares underlying vested stock options and excludes 272,550 unvested shares of performance-based restricted stock, in each case granted to Mr. de Crescenzo under our legacy 2009 equity incentive plan.

(5)	Includes 86,485 shares underlying vested stock appreciation rights and 50,632 shares underlying vested stock options granted to Mr. Lance under our legacy 2009 equity incentive plan.
(6)	Includes 43,364 shares underlying vested stock options granted to Mr. Pead under our legacy 2009 equity incentive plan.

(7)	Includes 43,364 shares underlying vested stock options granted to Mr. Roe under our legacy 2009 equity incentive plan.
(8)	Includes 14,536 shares underlying vested stock options granted to Mr. Zollars under our legacy 2009 equity incentive plan.
(9)	Includes 173,800 shares underlying vested stock options granted to Mr. Eliasson under our legacy 2009 equity incentive plan.
(10)	Includes 47,400 shares underlying vested stock options granted to Mr. Calhoun under our legacy 2009 equity incentive plan.
(11)	Includes 67,940 shares underlying vested stock options granted to Mr. Laur under our legacy 2009 equity incentive plan.
(12)	Includes 201,450 shares underlying vested stock options granted to Mr. O’Reilly under our legacy 2009 equity incentive plan.
(13)

Includes 3,569,762 shares underlying vested stock appreciation rights and vested stock options and excludes 512,759 unvested shares of performance-based restricted stock, in each case granted to our directors, director nominees and executive officers under our legacy 2009 equity incentive plan.

TANGIBLE EQUITY UNITS OFFERING

Concurrently with this offering, Change Healthcare Inc. is offering, by means of a separate prospectus, 5,000,000 6.00% Tangible Equity Units (and, to the extent that the underwriters sell more than 5,000,000 Units, up to an additional 750,000 6.00% Tangible Equity Units that the underwriters in the concurrent offering have the option to purchase from Change Healthcare Inc., at the initial public offering price thereof less the underwriting discount, within 13 days beginning on, and including, the date of the initial issuance of the Units), which we refer to as Units, each with a stated amount of $50.00.

Each Unit is composed of two parts: (1) a prepaid stock purchase contract issued by us, which we refer to as a purchase contract, and (2) a senior amortizing note issued by us, which we refer to as an amortizing note. Unless settled earlier at the holder’s option or at our option (each as described below), each purchase contract will, subject to postponement in certain limited circumstances, automatically settle on June 30, 2022, and Change Healthcare Inc. will deliver a specified number of shares of its common stock per purchase contract based upon applicable settlement rates and the market value of its common stock. Unless settled earlier as described below, each purchase contract that is a component of a Unit will settle automatically on the mandatory settlement date into between 3.2051 and 3.8461 shares of our common stock, subject to certain anti-dilution adjustments. The number of shares of common stock issuable upon settlement will be determined based on the average volume weighted average price per share of our common stock over the 20 consecutive trading day period beginning on and including the 21st scheduled trading day immediately preceding the mandatory settlement date in accordance with the purchase contract agreement. Assuming automatic settlement at the rate of shares of common stock per purchase contract assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts and based on the initial public offering price of $13.00 per share of common stock, up to 19,230,500 shares of common stock (or up to 22,115,075 shares if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units) are issuable upon settlement of the purchase contracts that are a component of the Units being offered in the concurrent offering, subject to certain anti-dilution adjustments.

At any time prior to the second scheduled trading day immediately preceding June 30, 2022, holders of the purchase contracts may elect to settle purchase contracts early and we will deliver shares of our common stock at the minimum settlement rate of shares of our common stock per purchase contract, subject to certain anti-dilution adjustments. Upon early settlement at the holder’s election, the market value of our common stock on the early settlement date will not effect the early settlement rate and the corresponding amortizing note will remain outstanding. If holders elect to settle any purchase contracts early in connection with a fundamental change, such purchase contracts will be settled at the fundamental change early settlement rate, which may be greater than the minimum settlement rate. Upon early settlement in connection with a fundamental change, the corresponding amortizing note will remain outstanding.

On or after March 30, 2020, we may elect to settle all, but not less than all, outstanding purchase contracts at the maximum settlement rate of shares of our common stock per purchase contract, subject to certain anti-dilution adjustments. Upon early settlement at our election, holders will have the right to require us to repurchase their amortizing notes for cash at a price equal to the principal amount of such amortizing note, plus accrued and unpaid interest, calculated at an annual rate of 5.50%.

The amortizing notes have a specified initial principal amount and a specified interest rate and Change Healthcare Inc. will make specified payments of interest and partial repayments of principal on quarterly installment payment dates.

We estimate that the net proceeds to Change Healthcare Inc. from the sale of Units in the concurrent offering, if completed, will be approximately $241 million (or approximately $277 million if the underwriters in the concurrent offering exercise in full their option to purchase additional Units), in each case after deducting underwriting discounts and commissions. The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses payable by it in the concurrent offering. We estimate these offering expenses (excluding underwriting discounts and commissions), will be approximately $2.5 million. The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering, and there can be no assurance that the concurrent offering will be completed on the terms described herein or at all.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Senior Secured Credit Facilities

Overview

Concurrently with the consummation of the Transactions, certain subsidiaries of the Joint Venture entered into a Credit Agreement governing the Senior Secured Credit Facilities, which are guaranteed by substantially all of its wholly owned domestic subsidiaries. The Senior Secured Credit Facilities consist of:

•	a Term Loan Facility in an original principal amount of $5,100.0 million, and

•	a Revolving Credit Facility in an aggregate principal amount of up to $500.0 million.

The borrowers under the Senior Secured Credit Facilities are Change Healthcare Holdings, LLC, Change Healthcare Performance, Inc. and/or certain of their U.S. subsidiaries. The Revolving Credit Facility includes capacity available for issuing letters of credit and for borrowings on same-day notice, referred to as swing line loans.

The Senior Secured Credit Facilities provide that the borrowers have the right at any time to request additional term loan tranches and/or term loan increases, increases in the revolving commitments and/or additional revolving credit facilities up to the sum of (i) (a) the greater of (I) $1,080.0 million and (II) an amount equal to 100.0% of pro forma consolidated EBITDA for the most recently ended four consecutive fiscal quarter period in respect of which financial statements are available, plus (b) certain voluntary prepayments, repurchases, redemptions and other retirements of indebtedness and commitments under the Senior Secured Credit Facilities, incremental equivalent debt and refinancings thereof, plus (ii) an additional aggregate amount such that, after giving pro forma effect to such incurrence, (x) if such additional amounts are secured on a pari passu basis with the first lien obligations under the Senior Secured Credit Facilities, the Joint Venture’s consolidated first lien net leverage ratio does not exceed 4.90 to 1.00, (y) if such additional amounts are secured on a junior lien basis to the first lien obligations under the Senior Secured Credit Facilities, the Joint Venture’s consolidated secured net leverage ratio does not exceed 5.75 to 1.00 and (z) if such additional amounts are unsecured, either (I) the Joint Venture’s consolidated total net leverage ratio does not exceed 6.00 to 1.00 or (II) the Joint Venture’s consolidated interest coverage ratio is not less than 2.00 to 1.00. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide any such incremental commitments or loans, which are uncommitted, and any such addition of or increase in commitments or loans is subject to obtaining commitments and certain customary conditions precedent set forth in the Senior Secured Credit Facilities.

Interest Rate and Fees

Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the borrowers’ option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (which may be subject, solely in the case of the Term Loan Facility, to a floor of 1.00% per annum and, solely in the case of the Revolving Credit Facility, to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as publicly announced by the administrative agent as its prime rate, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (which may be subject, solely in the case of the Term Loan Facility, to a floor of 2.00% per annum), in each case, plus an applicable margin. The applicable margin for loans under the Term Loan Facility is subject to reduction after the consummation of this offering. The applicable margin for loans under the Revolving Credit Facility is subject to adjustment based upon our consolidated first lien net leverage ratio.

In addition to paying interest on the outstanding principal under the Senior Secured Credit Facilities, the borrowers are required to pay a commitment fee of 0.50% per annum (which is subject to a decrease to 0.375%

per annum based upon the Joint Venture’s consolidated first lien net leverage ratio) to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The borrowers must also pay customary letter of credit fees and an annual administrative agency fee.

Prepayments

The Senior Secured Credit Facilities require the borrowers to prepay outstanding term loans, subject to certain exceptions, with:

•

50% of the Parent borrower’s annual excess cash flow (determined in accordance with the Credit Agreement) commencing with the first full fiscal year completed after the closing of the Senior Secured Credit Facilities (which percentage may be reduced to 25% and 0% if the Joint Venture achieves and maintains (as of the end of the applicable fiscal year) specified consolidated first lien net leverage ratios), subject to certain credits and exceptions;

•

100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of property, including insurance condemnation proceeds (which percentage may be reduced to 50%, 25% and 0% if the Joint Venture achieves and maintains specified consolidated first lien net leverage ratios), subject to certain exceptions, in excess of a minimum amount threshold set forth in the Credit Agreement and subject to our right to reinvest the proceeds within a time period set forth in the Credit Agreement; and

•

100% of the net cash proceeds of any incurrence of debt by the borrowers or their restricted subsidiaries, other than proceeds from debt permitted to be incurred by the terms of the Senior Secured Credit Facilities.

The foregoing mandatory prepayments will be applied, subject to certain exceptions, to the term loans outstanding under the Senior Secured Credit Facilities then outstanding as directed by the borrowers.

The borrowers may voluntarily, in minimum amounts set forth in the Credit Agreement, repay outstanding loans or reduce outstanding commitments under the Senior Secured Credit Facilities at any time without premium or penalty, subject to reimbursements of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings prior to the last day of the relevant interest period. The foregoing voluntary prepayments may be applied to the scheduled installments of principal of the Term Loan Facility in such order as the borrowers shall direct and applied to any class of loans under the Senior Secured Credit Facilities as the borrowers shall direct.

Amortization and Maturity

The Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Term Loan Facility outstanding as of the date of the closing of the Senior Secured Credit Facilities, with the balance being payable at maturity on March 1, 2024. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity on March 1, 2022.

Guarantee and Security

All obligations of the borrowers under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the borrowers or any of their restricted subsidiaries and that, in either case, are provided by any agent or lender party to the Senior Secured Credit Facilities or any of their respective affiliates, are unconditionally guaranteed by all material wholly owned direct and indirect domestic restricted subsidiaries of the borrowers and by the direct parent of Change Healthcare Holdings, LLC, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in adverse tax consequences.

All obligations of the borrowers under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the borrowers or any of their restricted subsidiaries and that, in either case, are provided by any lender or agent party to the Senior Secured Credit Facilities or any of their respective affiliates, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrowers and each guarantor, including but not limited to: (i) a perfected pledge of all of the capital stock issued by Change Healthcare Holdings, LLC and each direct wholly owned domestic restricted subsidiary of the borrowers or any subsidiary guarantor (subject to certain exceptions) and up to 65% of the capital stock issued and outstanding by each direct wholly owned foreign restricted subsidiary of the borrowers or any subsidiary guarantor (subject to certain exceptions) and (ii) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned real property of the borrowers and the subsidiary guarantors (subject to certain exceptions and exclusions).

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Joint Venture’s ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	make investments, acquisitions, loans or advances;

•	pay dividends and distributions or repurchase its capital stock;

•	prepay, redeem, or repurchase any subordinated indebtedness;

•

enter into agreements which limit its ability to incur liens on its assets for the benefit of the Senior Secured Credit Facilities or that restrict the ability of non-guarantor restricted subsidiaries to pay dividends or make other payments to Change Healthcare Inc., the Joint Venture or certain of its subsidiaries;

•	enter into certain transactions with its affiliates; and

•	change the passive holding company status of the direct parent of Change Healthcare Holdings, LLC.

In addition, with respect to the Revolving Credit Facility, the Credit Agreement requires the Joint Venture to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio only if, as of the last day of any fiscal quarter, revolving loans under the Revolving Credit Facility (including swing line loans, but excluding undrawn letters of credit up to $100.0 million and other letters of credit that have been cash-collateralized or otherwise backstopped) are outstanding in an aggregate amount greater than 35% of the total commitments under the Revolving Credit Facility at such time. The financial maintenance covenant is subject to customary equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the Revolving Credit Facility. The Senior Secured Credit Facilities also contain, in addition to the negative covenants described above, certain customary affirmative covenants and events of default, including upon a change of control.

The terms described above with respect to the Senior Secured Credit Facilities are subject to change and a number of customary conditions and exceptions for transactions of this type. To the extent that any of the conditions with respect to such indebtedness are not satisfied, such indebtedness may not be available on the terms described herein or at all.

Senior Notes

In connection with the Transactions, on February 15, 2017, Change Healthcare Holdings, LLC and Change Healthcare Finance, Inc. (collectively, the “Issuers”) issued $1,000.0 million aggregate principal amount of Senior Notes due March 1, 2025.

The Senior Notes bear interest at a rate of 5.75% per year, payable semi-annually in arrears on March 1 and September 1. The Issuers’ obligations under the senior notes are guaranteed on a senior unsecured basis by all of the Issuers’ existing and future wholly-owned domestic restricted subsidiaries (other than Change Healthcare Finance, Inc. and certain excluded subsidiaries) that guarantee the Senior Secured Credit Facilities.

At any time prior to March 1, 2020, the Issuers may redeem some or all of the Senior Notes at a redemption price equal to 100.000% of the principal amount thereof, plus the applicable premium as of the redemption date under the terms of the indenture and accrued and unpaid interest. The redemption price during each of the twelve-month periods following March 1, 2020 and March 1, 2021 and at any time after March 1, 2022 is 102.835%, 101.438% and 100.000% of the principal amount plus accrued and unpaid interest thereon, respectively.

Upon the occurrence of a change of control or upon the sale of certain assets in which the Issuers do not apply the proceeds as required, the holders of the Senior Notes will have the right to require the Issuers to make an offer to repurchase each holder’s Senior Notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest.

The Senior Notes contain covenants limiting, among other things, Change Healthcare Holdings, LLC’s and its restricted subsidiaries’ (including Change Healthcare Finance, Inc.’s) ability to incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock, pay dividends and make other distributions or repurchase stock, make certain investments, create or incur liens, sell or transfer certain assets, enter into restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances or transfer assets to the Issuers or the guarantors, enter into certain transactions with the Issuers’ affiliates, designate subsidiaries as unrestricted subsidiaries and merge, consolidate or transfer or sell all or substantially all of the Issuers’ or the guarantors’ assets, enter into certain transactions with affiliates. These covenants are subject to a number of important limitations and exceptions. Most of the covenants will not apply to Change Healthcare Holdings, LLC and its restricted subsidiaries (including Change Healthcare Finance, Inc.) during any period in which the Senior Notes are rated investment grade by either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services. In addition, the guarantees will be suspended during a covenant suspension. The Senior Notes also contain customary events of default.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our company” refer to Change Healthcare Inc. and not to the Joint Venture or any of the Joint Venture’s or Change Healthcare Inc.’s subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 9,000,000,000 shares of common stock, par value $0.001 per share, one share of Class X Stock, par value $0.001 per share (the “Class X Stock”), and 900,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock or Class X Stock will be issued or outstanding immediately after this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holder of the share of Class X Stock and the holders of one or more outstanding series of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holder of Class X Stock or the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class X Stock

If, following the consummation of this offering, and prior to the earlier to occur of (i) the consummation of a Qualified McKesson Exit or (ii) the expiration or termination of an MCK Exit Window, we breach the terms of, or otherwise fail to take any action then required to be taken pursuant to the terms of the Merger Agreement, the share of Class X Stock will be issued to McKesson (or one of its designated affiliates).

The share of Class X Stock will have no voting rights, except with respect to the limited matters described below or as required by applicable law. For example, under the DGCL, without the approval of the holder of the share of Class X Stock, we cannot (i) alter or change the powers, preferences, or special rights of the Class X Stock so as to affect them adversely, (ii) convert into another form of legal entity or a foreign corporation or (iii) transfer to or domesticate or continue in any foreign jurisdiction. During any period of time that the share of Class X Stock is outstanding and prior to the Class X Termination Time (as defined below), we may not take any of the following actions without the prior approval of the holder of the share of Class X Stock: (i) any amendment, alteration or repeal of our certificate of incorporation, (ii) the authorization or issuance of any class or series of capital stock other than the common stock, (iii) any action or transaction (other than the election or removal of directors) that requires for its authorization the approval or adoption of our stockholders under the DGCL, or (iv) any action (including the adoption of any stockholder rights plan, poison pill or similar document or entry into any agreement of merger or consolidation) that could materially prevent, impede, hinder or delay the consummation of the Merger prior to the Class X Termination Time.

The share of Class X Stock will not be entitled to receive dividends. Upon our liquidation, dissolution or winding up, the holder of the share of Class X Stock will be entitled to receive, ratably, on a per share basis, before any payment or distribution is made to the common stock or on any other class or series of stock ranking junior to the share of Class X Stock, the amount of $1.00.

Upon the earliest to occur of (x) the consummation of the Merger or (y) the expiration of the MCK Exit Window (such date, the “Class X Termination Time”), the share of Class X Stock, if outstanding, will be automatically redeemed for a cash amount equal to $1.00, but only to the extent redemption is permitted by applicable law. Upon such redemption the share of Class X Stock will be automatically retired and cancelled and may not be reissued.

At any time when the share of Class X Stock is outstanding and prior to the Class X Termination Time, the holder of the share of Class X Stock will be entitled to elect one director to our board of directors (the “Class X Director”). A Class X Director will serve for a term expiring upon the earlier of (x) the next annual meeting of stockholders following the Class X Director’s election or (y) the Class X Termination Time. The Class X Director may be removed without cause by (and only by), and any vacancy in the Class X Directorship (occurring for any reason) may be filled by (and only by), the holder of the share of Class X Stock. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Approval of Special Matters

During any period of time that the share of Class X Stock is outstanding and prior to the Class X Termination Time, our certificate of incorporation includes certain requirements that apply in connection with the approval of any Special Matter (as defined below). Specifically:

•

on each Special Matter proposed to be approved, adopted or authorized by the board of directors, the Class X Director is entitled to cast a number of votes equal to the sum of the total number of authorized directorships then comprising the board of directors plus one vote; provided, that, with respect to any Special Matter, the Class X Director may elect to cast only one vote on such Special Matter (a “Low Vote Notice”);

•	all of the directors other than the Class X Director will be entitled to cast one vote on each Special Matter;

•

(i) the director or directors possessing a majority of the total voting power of the total number of authorized directorships then comprising the board of directors (taking into account whether the Class X Director has delivered a Low Vote Notice prior to such meeting) will be required for a quorum to be present in order for the board of directors to vote upon a Special Matter; (ii) the affirmative vote of directors possessing a majority of the total voting power of the directors present at a meeting at which a quorum is present will be the act of the board of directors with respect to any Special Matter; and (iii) no other quorum or voting requirement for action by the board of directors shall apply or have any effect with respect to the approval, adoption or authorization of a Special Matter;

•

the board of directors may not delegate its authority to take action on a Special Matter to any committee of the board of directors except to the extent such delegation is approved by the Class X Director; and

•

the Class X Director may call a special meeting of the board of directors on 24 hours’ notice to consider a Special Matter and any Special Matter proposed by the Class X Director shall be submitted for action by the board of directors.

A “Special Matter” means (i) any adoption, entry into or consummation of any agreement of merger or consolidation to which we and SpinCo (or any other subsidiary of McKesson) are parties or constituent entities (including the Merger Agreement), the terms and conditions of which are substantially the same as set forth in the Merger Agreement, (ii) any action to cause us to perform (or fail to perform) our obligations under the terms of any such agreement of merger or consolidation or to cause us to effect such merger or consolidation as described in clause (i) and (iii) any action including the adoption of any stockholder rights plan, poison pill or similar document or the entry into any other agreement of merger or consolidation to which we are a party or a constituent entity, proposed to be approved, adopted or authorized by one or more members of the board of directors other than the Class X Director and that could materially prevent, impede, hinder or delay the consummation of the Merger.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and, subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the rights of the common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as the shares of common stock remain listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power or then outstanding number of shares of common stock (we believe the position of Nasdaq is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding LLC Units not held by Change Healthcare Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Sponsors and their affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the Class X Director or the chairman of our board; provided, however, that at any time when our Sponsors and their affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of stockholders that beneficially own, in the aggregate, at least 25% in voting power of the stock entitled to vote generally in the election of directors, including Blackstone. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to our Sponsors and their affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Our certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that, at any time the Sponsors beneficially own, in the aggregate, less than 30% in voting power of the stock entitled to vote generally in the election of directors, our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when our Sponsors and their affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (4) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation will provide that notwithstanding anything otherwise to the contrary therein, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of our Sponsors, McKesson or any of their affiliates or certain current or former directors, principals, officers, employees and/or other representatives of or consultants or advisors to the Sponsors or McKesson that may serve, whether during or after the period in which the Sponsors own our stock, as our directors, officers or agents (“Associated Directors”) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsors or any Associated Director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a Associated Director solely in his or her capacity as a director, officer or agent of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Equiniti Trust Company.

Listing

Our common stock has been approved for listing on Nasdaq under the symbol “CHNG.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and rulings and judicial decisions interpreting the foregoing, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with the alternative minimum tax, the Medicare contribution tax, United States federal tax laws other than United States federal income or estate tax laws, or any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or status. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company”, financial institution, broker-dealer, insurance company, tax-exempt entity, a corporation that accumulates earnings to avoid United States federal income tax, a person in a special situation such as those who have elected to mark securities to market or those who hold shares of common stock as part of a straddle, hedge, conversion transaction, or synthetic security, or a partnership or other pass-through entity (or beneficial owner thereof) for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction, and the application of any tax treaties.

Distributions on Common Stock

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s shares of our common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Subject to the discussion below regarding effectively connected income, dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as discussed further below. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, or, in certain cases involving individual holders, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed, valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be entitled to a refund of any excess amounts withheld if the non-U.S. holder timely files an appropriate claim for refund with the IRS.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Other Withholding Taxes.”

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes during the applicable period specified in the Code, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for United States federal estate tax purposes) at the time of the individual’s death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), a 30% United States federal withholding tax may apply to any dividends paid on shares of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax upon filing a United States federal income tax return containing the required information (which may entail significant administrative burden). You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Sales or issuances of a substantial amount of shares of our common stock in the public market, particularly sales by our directors, executive officers and significant stockholders, including our pre-IPO owners, or the perception that these sales or issuances may occur, or the settlement of the purchase contracts, could cause the market price of our common stock to decline and may make it more difficult for investors to sell their common stock at a time and price that they deem appropriate.”

Upon completion of this offering, we will have a total of 118,331,796 shares of our common stock outstanding (or 124,760,367 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). All of these shares of common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates,” except for shares purchased in this offering by certain participants in our directed share program who are subject to lock-up restrictions. Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

We will also have outstanding 5,000,000 Units (or 5,750,000 Units if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units), which will settle into up to 19,230,500 shares of our common stock (or up to 22,115,075 shares if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units), issuable upon settlement of the purchase contracts that are a component of the Units being offered in the concurrent offering of the Units, in each case, at the rate of 3.8461 shares of common stock per purchase contract, based on the initial public offering price of $13.00 per share of common stock, and assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts, subject to certain anti-dilution adjustments.

Following the expiration of the underwriter lock-up period in connection with this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson may, at its election, initiate and complete a spin-off or split-off transaction that would result in the acquisition by Change Healthcare Inc. of all of McKesson’s LLC Units and the issuance by Change Healthcare Inc. to McKesson’s securityholders of an equal number of shares of its common stock. In addition, following this offering, on the terms and subject to the conditions provided in the LLC Agreement, McKesson (or certain permitted transferees) will have the right from time to time to exchange its LLC Units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the LLC Agreement of the Joint Venture, please read “Certain Relationships and Related Person Transactions.”

We anticipate that shares issued to McKesson’s stockholders in a Qualified McKesson Exit would generally be freely tradeable by non-affiliates. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. Moreover, as a result of the registration rights agreement, all or a portion of these shares may be eligible for future sale without restriction, subject to the lock-up arrangements described below. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In addition, 25,000,000 shares of common stock may be granted under our Omnibus Incentive Plan, 19,114,543 shares of common stock may be granted or otherwise vest under outstanding equity awards issued pursuant to our legacy 2009 equity incentive plan and 15,000,000 shares of common stock may be granted under our ESPP. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued under or covered by our Omnibus Incentive Plan, our legacy 2009 equity incentive plan and our ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 57,868,004 shares of common stock.

Our certificate of incorporation authorizes us to issue additional shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of common stock. See “Description of Capital Stock.” Similarly, the LLC Agreement of the Joint Venture permits the Joint Venture, with the prior written consent of both the McK Members and Change Healthcare Inc., to issue an unlimited number of additional limited liability company interests of the Joint Venture with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our common stock.

Registration Rights

In connection with the Transactions, we entered into a registration rights agreement with our Sponsors and McKesson. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers, directors, Sponsors, McKesson, and our other pre-IPO owners representing a substantial majority of our outstanding equity prior to the Offering Transactions have agreed, subject to enumerated exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

With respect to the Company, the forgoing restrictions do not apply to:

•	shares of our common stock to be sold pursuant to this prospectus;

•	the Units to be sold in the concurrent offering of the Units and any shares of common stock issued pursuant to the terms of the purchase contracts, which are a component of the Units;

•

shares of our common stock or substantially similar securities of the Company issued pursuant to employee incentive plans existing on the date of this prospectus and any long-term incentive awards disclosed in this prospectus;

•

shares of our common stock in respect of tax withholding payments due upon the exercise of options at expiration or the vesting of restricted stock grants pursuant to any employee incentive plans existing on the date of this prospectus and any long-term incentive awards disclosed in this prospectus;

•

shares of our common stock or substantially similar securities of the Company to be issued upon the conversion or exchange of convertible or exchangeable securities of the Company or the Joint Venture outstanding as of the date of this prospectus; or

•

the issuance of up to 5% of the outstanding shares of our common stock or any such substantially similar securities of the Company in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; provided that prior to any such issuance each recipient of any such securities shall have executed and delivered a lock-up agreement to Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.

With respect to officers, directors, Sponsors, McKesson, and our other pre-IPO owners, the forgoing restrictions do not apply to transfers:

•	by will or intestacy;

•	as a bona fide gift or gifts;

•	to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the security holder or the immediate family of the security holder;

•	to any immediate family member or other dependent of the security holder;

•	as a distribution to limited partners, members or stockholders of the security holder;

•	to the affiliates of the security holder or to any investment fund or other entity controlled or managed by the security holder;

•	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible pursuant to the exceptions described in the foregoing bullets;

•	pursuant to an order of a court or regulatory agency;

•	from an executive officer to the Company or the Joint Venture upon death, disability or termination of employment, in each case, of such executive officer;

•

in connection with transactions by any person other than the Company relating to shares of our common stock acquired in open market transactions after the completion of this offering, provided that no public reports or filings (including filings under Section 16(a) Exchange Act) reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the 180-day restricted period or any extension thereof;

•

to the Company pursuant to the “cashless” exercise at expiration of options granted pursuant to any employee equity incentive plan of the Company in effect as of the date of this prospectus and described herein; provided that any shares of common stock or LLC Units received in connection therewith shall be subject to the terms of the lock-up agreement executed thereby;

•

in respect of tax withholding payments due upon the exercise at expiration of options or the vesting of restricted stock grants pursuant to any employee equity incentive plan of the Company in effect as of the date of this prospectus and described herein; provided that any filings required to be made with the Securities and Exchange Commission or other publicity made regarding the same will indicate that such transactions relate to such tax withholding payments;

•

with respect to our Sponsors and McKesson only, through the pledge, hypothecation or other granting of a security interest in shares of our common stock to one or more banks or financial institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter, provided that prior written notice shall be delivered to Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC informing them of any public filing, report or announcement made by or on behalf of the Company or our Sponsors or McKesson with respect to such transfer; or

•	with the prior written consent of Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC;

provided that:

•

in the case of any transfer or distribution described in the second, third, fourth, fifth, sixth, seventh or ninth bullets above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the foregoing restrictions, subject to certain exceptions with respect to our Sponsors and McKesson; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor;

•

in the case of each transfer or distribution described in to the second, third, fourth, fifth, sixth or seventh bullets above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of Stock shall be required or shall be voluntarily made during the 180-day restricted period or any extension thereof (a) prior written notice shall be delivered to Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC informing them of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above, subject to certain exceptions with respect to our Sponsors and McKesson; and

•

in the case of each transfer or distribution pursuant to eleventh or twelfth bullets above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the 180-day restricted period or any extension thereof (a) prior written notice shall be delivered to Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC informing them of such report or filing and (b) such report or filing shall disclose that such transfer or distributions was made under the circumstances described in bullets eleven or twelve, as applicable.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

We anticipate that shares issued to McKesson’s stockholders in a Qualified McKesson Exit would generally be freely tradeable by non-affiliates. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged.

UNDERWRITING (Conflicts of Interest)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Barclays Capital Inc.	7,071,429
Goldman Sachs & Co. LLC	7,071,429
J.P. Morgan Securities LLC	7,071,429
BofA Securities, Inc.	2,250,000
Citigroup Global Markets Inc.	2,250,000
Credit Suisse Securities (USA) LLC	2,142,857
Deutsche Bank Securities Inc.	2,142,857
Morgan Stanley & Co. LLC	2,142,857
RBC Capital Markets, LLC	1,714,286
Blackstone Advisory Partners L.P.	3,214,286
Robert W. Baird & Co. Incorporated	535,714
Cantor Fitzgerald & Co.	535,714
Cowen and Company, LLC	535,714
First Liberties Securities, Inc. dba First Liberties Financial	535,714
Guggenheim Securities, LLC	535,714
Piper Jaffray & Co.	535,714
SunTrust Robinson Humphrey, Inc.	535,714
SVB Leerink LLC	535,714
Wells Fargo Securities, LLC	535,714
William Blair & Company, L.L.C.	535,714
Drexel Hamilton, LLC	214,286
Siebert Cisneros Shank & Co., LLC	214,286

Total	42,857,142

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 6,428,571 shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 6,428,571 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$0.65	$0.65
Total	$27,857,142	$32,053,713

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.39 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The summaries of the underwriting agreement and the lock-up agreements included in this prospectus are qualified in their entirety by reference to the underwriting agreement and the form of lock-up agreement, which are attached as an exhibit to the registration statement of which this prospectus forms a part.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2% of the shares of common stock offered by this prospectus for sale to our directors, officers and certain of our employees and other persons associated with us, to the extent permitted under applicable regulations in the United States and in various countries. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a directed share program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. We have agreed to indemnify J.P. Morgan Securities LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. Shares sold to our directors and officers pursuant to the directed share program will be subject to a 180-day lock-up restriction.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on Nasdaq under the symbol “CHNG”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We have agreed to reimburse the underwriters for expenses related to the clearance of the offering with FINRA up to $40,000 and the qualification of the common stock under state securities laws up to $15,000. We have also agreed to reimburse the underwriters for all fees and expenses related to the directed share program.

Conflicts of Interest

Certain affiliates of Credit Suisse Securities (USA) LLC, an underwriter of this offering and the concurrent offering of the Units, hold a portion of our senior secured term loan facility, and, in connection with the repayment of a portion of our senior secured term loan facility following the completion of the Offering Transactions, it is expected that these affiliates of Credit Suisse Securities (USA) LLC will receive more than 5% of the net proceeds of this offering, and more than 5% of the aggregate net proceeds of this offering and the concurrent offering of the Units. See “Use of Proceeds.” In addition, affiliates of Blackstone Advisory Partners L.P., an underwriter of this offering and the concurrent offering of the Units, own in excess of 10% of our issued and outstanding common stock. As a result of the foregoing relationships, Credit Suisse Securities (USA) LLC and Blackstone Advisory Partners L.P. are each deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering and the concurrent offering of the Units will each be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering or the concurrent offering of the Units. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering and no sales of the Units in the concurrent offering will be made to any discretionary account over which Credit Suisse Securities (USA) LLC or Blackstone Advisory Partners L.P. exercises discretion without the prior specific written approval of the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the shares will not benefit from protection or supervision by such authority.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $7.5 million.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters acted as initial purchasers of the Senior Notes and are lenders under the Senior Secured Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett, LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds associated with The Blackstone Group L.P. and often a co-investor with such funds. Upon the consummation of this offering, RGIP, LP will directly and indirectly own less than 1% of our outstanding common stock.

EXPERTS

The financial statements of Change Healthcare Inc. (formerly HCIT Holdings, Inc.) as of March 31, 2019 and 2018 and for the years ended March 31, 2019 and 2018 and the period from June 22, 2016 (inception) to March 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Change Healthcare LLC as of March 31, 2019 and 2018 and for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) at February 28, 2017 and December 31, 2016 and 2015, and for the period January 1, 2017 to February 28, 2017 and each of the two years in the period ended December 31, 2016, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Core MTS as of February 28, 2017 and March 31, 2016, and for the eleven months ended February 28, 2017 and for the year ended March 31, 2016 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein which contains an emphasis-of-matter paragraph that describes the preparation of the combined financial statements from the separate records maintained by McKesson Corporation and that the combined financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations or cash flows if Core MTS had been operated as an unaffiliated entity, discussed in Note 1 to the combined financial statements. Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We maintain an internet site at https://www.changehealthcare.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Change Healthcare Inc.
Report of Independent Registered Public Accounting Firm	F-2
Audited Financial Statements:
Statements of Operations for the Years Ended March 31, 2019 and 2018 and for the Period from June 22, 2016 (inception) to March 31, 2017	F-3
Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2019 and 2018 and for the Period from June 22, 2016 (inception) to March 31, 2017	F-4
Balance Sheets as of March 31, 2019 and 2018	F-5
Statements of Stockholders’ Equity for the Years Ended March 31, 2019 and 2018 and for the Period from June 22, 2016 (inception) to March 31, 2017	F-6
Statements of Cash Flow for the Years Ended March 31, 2019 and 2018 and for the Period from June 22, 2016 (inception) to March 31, 2017	F-7
Notes to Financial Statements	F-8

Change Healthcare LLC (the Joint Venture)
Report of Independent Registered Public Accounting Firm	F-26
Audited Consolidated Financial Statements:
Consolidated Statements of Operations for the Years Ended March 31, 2019 and 2018 and for the Period from June 17, 2016 (inception) to March 31, 2017	F-27
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2019 and 2018 and for the Period from June 17, 2016 (inception) to March 31, 2017	F-28
Consolidated Balance Sheets as of March 31, 2019 and 2018	F-29
Consolidated Statements of Members’ Deficit for the Years Ended March 31, 2019 and 2018 and for the Period from June 17, 2016 (inception) to March 31, 2017	F-30
Consolidated Statements of Cash Flow for the Years Ended March 31, 2019 and 2018 and for the Period from June 17, 2016 (inception) to March 31, 2017	F-31
Notes to Consolidated Financial Statements	F-33

Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) (Legacy CHC)
Report of Independent Registered Public Accounting Firm	F-81
Consolidated Financial Statements:
Consolidated Balance Sheets as of February 28, 2017, December 31, 2016 and 2015	F-82
Consolidated Statements of Operations for the Period from January 1, 2017 to February 28, 2017 and the Years Ended December 31, 2016 and 2015	F-83
Consolidated Statements of Comprehensive Income (Loss) for the Period from January 1, 2017 to February 28, 2017 and the Years Ended December 31, 2016 and 2015	F-84
Consolidated Statements of Equity for the Period from January 1, 2017 to February 28, 2017 and the Years Ended December 31, 2016 and 2015	F-85
Consolidated Statements of Cash Flows for the Period from January 1, 2017 to February 28, 2017 and the Years Ended December 31, 2016 and 2015	F-86
Notes to Consolidated Financial Statements	F-88

Core MTS
Report of Independent Registered Public Accounting Firm	F-136
Combined Financial Statements:
Combined Statements of Operations for the Period from April 1, 2016 to February 28, 2017 and for the Year Ended March 31, 2016	F-137
Combined Statements of Comprehensive Income for the Period from April 1, 2016 to February 28, 2017 and for the Year Ended March 31, 2016	F-138
Combined Balance Sheets as of February 28, 2017 and March 31, 2016	F-139
Combined Statements of Equity for the Period from April 1, 2016 to February 28, 2017 and for the Year Ended March 31, 2016	F-140
Combined Statements of Cash Flows for the Period from April 1, 2016 to February 28, 2017 and for the Year Ended March 31, 2016	F-141
Notes to Combined Financial Statements	F-142

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Change Healthcare Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Change Healthcare Inc. (formerly HCIT Holdings, Inc.) (the “Company”) as of March 31, 2019 and March 31, 2018, the related statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows, for the years ended March 31, 2019 and 2018, and the period of June 22, 2016 (inception) to March 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended March 31, 2019 and 2018, and the period of June 22, 2016 (inception) to March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

May 24, 2019

We have served as the Company’s auditor since 2017.

Change Healthcare Inc.

Statements of Operations

(amounts in thousands, except share and per share amounts)

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period of June 22, 2016 (inception) to March 31, 2017
Revenue	$—	$—	$—
Operating expenses
General and administrative	1,159	180	825

Total operating expenses	1,159	180	825

Operating income (loss)	(1,159)	(180)	(825)
Non-operating (income) expense
Loss from Equity Method Investment in the Joint Venture	70,487	58,680	43,103
(Gain) Loss on Sale of Interests in the Joint Venture	(661)	(14)	—
Management fee income	(378)	(180)	(825)

Total non-operating (income) expense	69,448	58,486	42,278

Income (loss) before income tax provision (benefit)	(70,607)	(58,666)	(43,103)
Income tax provision (benefit)	(18,595)	(119,621)	(16,809)

Net income (loss)	$(52,012)	$60,955	$(26,294)

Net income (loss) per share:
Basic	$(87.06)	$101.93	$(401.97)

Diluted	$(87.06)	$99.03	$(401.97)

Weighted average common shares outstanding:
Basic	597,414	598,027	65,412

Diluted	597,414	615,515	65,412

See accompanying notes to financial statements.

Change Healthcare Inc.

Statements of Comprehensive Income (Loss)

(amounts in thousands)

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period of June 22, 2016 (inception) to March 31, 2017
Net income (loss)	$(52,012)	$60,955	$(26,294)
Other comprehensive income (loss):
Changes in fair value of interest rate swap of the Joint Venture, net of taxes	(3,449)	1,606	(338)
Foreign currency translation adjustment of the Joint Venture	(2,833)	1,242	26

Other comprehensive income (loss)	(6,282)	2,848	(312)

Total comprehensive income (loss)	$(58,294)	$63,803	$(26,606)

See accompanying notes to financial statements.

Change Healthcare Inc.

Balance Sheets

(amounts in thousands, except share and per share amounts)

	March 31, 2019	March 31, 2018
Assets
Current assets:
Cash	$3,409	$—
Due from Joint Venture	373	301
Income taxes receivable	1,781	15,828

Total current assets	5,563	16,129
Dividend receivable	81,264	59,116
Investment in the Joint Venture	1,211,996	1,298,759

Total assets	$1,298,823	$1,374,004

Liabilities and stockholders’ equity
Current liabilities:
Accrued expenses	$176	$301
Due to the Joint Venture	6,167	15,828

Total current liabilities	6,343	16,129
Deferred income tax liabilities	159,993	181,303
Commitments and contingencies
Stockholders’ Equity:
Common Stock (par value, $.001), 2,000,000 shares authorized; 597,112 and 599,281 shares issued and outstanding at March 31, 2019 and 2018, respectively	1	1
Class X common stock (par value, $.001), 1 share authorized; 0 and 0 shares issued and outstanding at March 31, 2019 and 2018, respectively	—	—
Additional paid-in capital	1,153,583	1,139,374
Accumulated other comprehensive income (loss)	(3,256)	2,536
Retained earnings (deficit)	(17,841)	34,661

Total stockholders’ equity	1,132,487	1,176,572

Total liabilities and stockholders’ equity	$1,298,823	$1,374,004

See accompanying notes to financial statements.

Change Healthcare Inc.

Statements of Stockholders’ Equity

(amounts in thousands, except share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at June 22, 2016 (inception)	$—	$—	$—	$—	$—	$—
Proceeds from issuance of Change Healthcare Inc. common stock	12	—	30	—	—	30
Exchange of Change Healthcare Inc. common stock for units of the Joint Venture	597,127	1	1,114,815	—	—	1,114,816
Net income (loss)	—	—	—	(26,294)	—	(26,294)
Foreign currency translation adjustment of the Joint Venture	—	—	—	—	26	26
Change in fair value of interest rate swap, net of taxes of the Joint Venture	—	—	—	—	(338)	(338)

Balance at March 31, 2017	$597,139	$1	$1,114,845	$(26,294)	$(312)	$1,088,240

Equity compensation	—	—	24,700	—	—	24,700
Repurchase of Change Healthcare Inc. common stock	(71)	—	(171)	—	—	(171)
Issuance of Change Healthcare Inc. common stock upon exercise of equity awards	2,213	—	—	—	—	—
Net income (loss)	—	—	—	60,955	—	60,955
Foreign currency translation adjustment of the Joint Venture	—	—	—	—	1,242	1,242
Change in fair value of interest rate swap, net of taxes of the Joint Venture	—	—	—	—	1,606	1,606

Balance at March 31, 2018	$599,281	$1	$1,139,374	$34,661	$2,536	$1,176,572

Cumulative effect of accounting change by the Joint Venture				(490)	490
Equity compensation		—	20,135	—	—	20,135
Repurchase of Change Healthcare Inc. common stock, net of taxes	(2,709)	—	(5,926)	—	—	(5,926)
Issuance of Change Healthcare Inc. common stock upon exercise of equity awards	540	—	—	—	—	—
Net income (loss)	—	—	—	(52,012)	—	(52,012)
Foreign currency translation adjustment of the Joint Venture	—	—	—	—	(2,833)	(2,833)
Change in fair value of interest rate swap of the Joint Venture, net of taxes	—	—	—	—	(3,449)	(3,449)

Balance at March 31, 2019	597,112	1	1,153,583	(17,841)	(3,256)	1,132,487

See accompanying notes to financial statements.

Change Healthcare Inc.

Statements of Cash Flow

(amounts in thousands)

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period of June 22, 2016 (inception) to March 31, 2017
Cash flows from operating activities:
Net income (loss)	$(52,012)	$60,955	$(26,294)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Income) Loss from Equity Method Investment in the Joint Venture	70,487	58,680	43,103
Deferred income tax expense (benefit)	(18,595)	(119,621)	(16,809)
(Gain) Loss on Sale of Interests in the Joint Venture	(661)	(14)	—
Changes in operating assets and liabilities:
Due from the Joint Venture	(72)	524	(825)
Income taxes receivable	14,047	(15,828)	—
Accrued expenses	(125)	(524)	825
Due to the Joint Venture	(9,661)	15,828	—

Net cash provided by (used in) operating activities	3,408	—	—

Cash flows from investing activities:
Proceeds from sale of interests in the Joint Venture	6,503	171	—
Contributions to the Joint Venture	—	—	(30)

Net cash provided by (used in) investing activities	6,503	171	(30)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	30
Payments to acquire common stock	(6,502)	(171)	—

Net cash provided by (used in) financing activities	(6,502)	(171)	30

Net increase (decrease) in cash, cash equivalents and restricted cash	3,409	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—	—

Cash, cash equivalents and restricted cash at end of period	$3,409	$—	$—

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—	$—

Cash paid for income taxes	$—	$15,828	$—

Supplemental disclosures of noncash transactions
Contributed assets and liabilities:
Dividend receivable	$—	$—	$39,724

Investment in the Joint Venture	$—	$—	$1,392,395

Additional paid in capital	$—	$—	$(1,114,815)

Deferred income taxes	$—	$—	$(317,304)

Issuance of common stock upon exercise of equity awards:
Investment in the Joint Venture	$1,297	$5,306	$—

Dividend receivable	$(1,297)	$(5,306)	$—

Change Healthcare Inc. portion of the Joint Venture equity transactions:
Investment in the Joint Venture	$(2,377)	$10,898	$(506)

Additional paid in capital	$(6,043)	$(7,427)	$—

Accumulated other comprehensive income	$8,420	$(3,471)	$506

See accompanying notes to financial statements.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

1. Nature of Business and Organization

Organization

Change Healthcare Inc. (formerly HCIT Holdings, Inc.) (the “Company”), a Delaware corporation, was formed on June 22, 2016 to hold an equity investment in Change Healthcare LLC (the “Joint Venture”), a joint venture between the Company and McKesson Corporation (“McKesson”). The Company and McKesson each owns approximately 30% and 70%, respectively, of the membership interests of the Joint Venture (the “LLC Units”) , subject to adjustment based on exercise of equity-based awards or other changes in the number of the Joint Venture’s LLC Units outstanding.

The Transactions

In June 2016, the Company, the Joint Venture, Change Healthcare Holdings, LLC, Change Healthcare Intermediate Holdings, LLC, Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) (“Legacy CHC”) and its stockholders—including affiliates of The Blackstone Group, L.P. (“Blackstone”) and Hellman & Friedman LLC (“Hellman & Friedman”)—entered into an Agreement of Contribution and Sale (the “Contribution Agreement”) with McKesson (together with the Company, the “Members”). Under the terms of the Contribution Agreement, the parties agreed to form the Joint Venture, a joint venture that combined the majority of the McKesson Technology Solutions businesses, excluding McKesson’s Enterprise Information Solutions business and RelayHealth Pharmacy Network (such contributed businesses, “Core MTS”), with substantially all of the assets and operations of Legacy CHC, but excluding Legacy CHC’s pharmacy claims switching and prescription routing businesses (such excluded business, the “eRx Network” and the businesses contributed by Legacy CHC, together with Core MTS, the “Contributed Businesses”). The creation of the Joint Venture, including the contribution of the Contributed Businesses and related transactions, is collectively referred to as the “Transactions.” The Transactions closed on March 1, 2017.

Pursuant to the terms of the Contribution Agreement, (i) the Legacy CHC stockholders, directly and indirectly, transferred ownership of substantially all of Legacy CHC to the Joint Venture in consideration of (a) the payment at the closing of the Transactions by the Joint Venture to Legacy CHC’s stockholders and certain participants in the Legacy CHC Amended and Restated 2009 Equity Incentive Plan (the “Legacy CHC Equity Plan”) of approximately (A) $1.8 billion, (B) stock in eRx Network Holdings, Inc., and (C) the 2017 Tax Receivable Agreement (as described in Note 19) and (b) the issuance to the Company of membership interests in the Joint Venture; and (ii) McKesson caused Core MTS to be transferred to the Joint Venture in consideration of (a) the assumption and subsequent payment at the closing of the Transactions by the Joint Venture to McKesson of a promissory note in the amount of approximately $1.3 billion, (b) the issuance of membership interests in the Joint Venture and (c) an interest in a tax receivable agreement from the Joint Venture.

In connection with the Transactions, the Joint Venture, through its subsidiaries, entered into new senior secured credit facilities, consisting of a term loan facility in the amount of $5.1 billion and a revolving credit facility in an aggregate principal amount of $500 million, and issued $1.0 billion of 5.75% senior notes due 2025. The proceeds were used to make all payments to the Legacy CHC stockholders, certain participants in the Legacy CHC Equity Plan and McKesson described above, to refinance certain of Legacy CHC’s existing indebtedness and to pay fees and expenses incurred in connection with the Transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Because of the significance of the Joint Venture to the Company’s financial

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

position and results of operations, the Company is required to provide consolidated financial statements of the Joint Venture pursuant to Rule 3-09 of Regulation S-X.

All intercompany accounts and transactions have been eliminated in the financial statements.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors and various other assumptions that the Company believes are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of expenses and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in the reported results of operations; and if material, the effects of changes in estimates are disclosed in the notes to the financial statements. Estimates and assumptions by management affect: the carrying value of the Company’s investment; the provision and benefit for income taxes and related deferred tax accounts; contingencies; and the value attributed to equity awards.

Equity Method Investment in the Joint Venture

The Company accounts for its investment in the Joint Venture using the equity method. The Company evaluates its equity method investment for impairment whenever an event or change in circumstances occurs that may have a significant adverse impact on the carrying value of the investment. If a loss in value has occurred that is deemed to be other than temporary, an impairment loss is recorded.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

The Company’s cash and cash equivalents are deposited with several financial institutions. Deposits may exceed the amounts insured by the Federal Deposit Insurance Corporation in the U.S. and similar deposit insurance programs in other jurisdictions. The Company mitigates the risk of its short-term investment portfolio by depositing funds with reputable financial institutions and monitoring risk profiles.

Equity Compensation

The Company grants certain equity awards to employees of the Joint Venture under the Company’s 2009 Equity Incentive Plan (the “Equity Plan”). Because these equity awards have been granted to employees of the Company’s equity method investee, they are subject to the accounting framework for awards granted to non-employees. Under this framework, the Company ultimately measures the compensation for equity awards based on the fair value of such awards at the earlier of the performance commitment date or the date at which the employee’s performance is complete. Such awards are generally re-measured at fair value on a quarterly basis

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

from the date of grant through the final measurement date. The recognized equity based compensation is classified within “Loss from Equity Method Investment in the Joint Venture” on the accompanying statement of operations. However, as a result of a requirement that the Joint Venture issue an additional LLC Unit to the Company upon the exercise of each Company equity award (as described in Note 11), the Company recognizes an offsetting amount (i.e. a deemed dividend) within the same caption of the accompanying statement of operations.

The Company recognizes this deemed dividend as a receivable equal to the cumulative amount of stock compensation expense recognized by the Joint Venture for any outstanding equity awards. The dividend receivable is relieved upon exercise of the respective underlying equity awards.

Income Taxes

The Company records deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities, as well as differences relating to the timing of recognition of income and expenses.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, reversing taxable temporary differences, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Company recognizes tax benefits for uncertain tax positions at the time the Company concludes that the tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The benefit, if any, is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the more likely than not standard, upon resolution through negotiation or litigation with the taxing authority or on expiration of the statute of limitations.

Classification of Distributions Received from the Joint Venture

The Company classifies distributions received from its equity method investee in its statement of cash flows according to the nature of the distribution.

Accounting Pronouncements Not Yet Adopted

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-07, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Among other provisions, the measurement date for awards to nonemployees will change from the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which performance is complete under the existing guidance to the grant date under this update. The update was effective for the Company beginning April 1, 2019. The Company expects the adoption of this update to have no material effect upon transition as the fair value measurement required at transition is expected to approximate the fair value measurement determined at year end under the previous accounting standard. The Company expects that equity-based compensation expense recognized following the adoption of this update will be subject to much less volatility as the measurement date will be fixed upon transition.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, which replaces most prior general and industry specific revenue recognition guidance with a principles-based comprehensive revenue recognition framework. Under this revised framework, a company will recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. As the Company’s operations consists principally of an investment in the Joint Venture, its financial statements reflect no revenue and, accordingly, the Company expects no direct impact on its financial statements of the required adoption of this update on April 1, 2019. However, as a result of the Joint Venture’s pending adoption of this update, for which the Joint Venture has disclosed expected cumulative effect adjustments (decrease to Members’ deficit) related to the timing of revenue recognition and the costs to obtain and fulfill contracts of less than five percent of the Joint Venture’s revenue and one percent of fiscal 2019 operating expenses, respectively, the Company expects to record similar cumulative effect adjustments, effective April 1, 2019, to its investment in the Joint Venture and retained deficit.

3. Concentration of Credit Risk

The Company maintains its cash and cash equivalent balances in either insured depository accounts or money market mutual funds. The money market mutual funds are limited to investments in low-risk securities such as United States or government agency obligations, or repurchase agreements secured by such securities.

4. Equity Method Investment in the Joint Venture

Exchange of Equity Method Investments

In connection with the Transactions, the Company exchanged its 45.615% investment in Legacy CHC for 30% of the membership units of the Joint Venture. The Joint Venture used proceeds from the issuance of debt referred to previously to acquire the remaining 54.385% of Legacy CHC. The Company has accounted for this exchange of investments as a non-monetary transaction at their respective carrying values. Prior to the Transactions, the investors of Legacy CHC accounted for their investments at fair value. As a result, the book basis and fair value of the Company’s investment in Legacy CHC were generally the same such that no gain was recognized as a result of the Transactions.

The fair value of the Joint Venture was determined at March 1, 2017 using a combination of the income and the market valuation approaches. Under the income approach, a discounted cash flow model (“DCF”) was used in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate expected rate of return. The discount rate used for cash flows reflects capital market conditions and the specific risks associated with the business. Under the market approach, valuation multiples of reasonably similar publicly traded companies or guideline companies are applied to the operating data of the subject business to derive the estimated fair value. These valuation approaches are considered a Level 3 fair value measurement. Fair value determination requires complex assumptions and judgment by management in projecting future operating results, selecting guideline companies for comparisons, determining appropriate market value multiples, selecting the discount rate to measure the risks inherent in the future cash flows and assessing the business’s life cycle and the competitive trends impacting the business, including considering technical, legal, regulatory, or economic barriers to entry. Any material changes in key assumptions, including failure to meet business plans, deterioration in the financial market, an increase in interest rate or an increase in the cost of equity financing by market participants within the industry or other unanticipated events and circumstances, may affect such estimates.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

Equity Method Investment in the Joint Venture

The Company accounts for its investment in the Joint Venture using the equity method of accounting. During the years ended March 31, 2019 and 2018 and the period from June 22, 2016 (inception) to March 31, 2017, the Company recorded a proportionate share of the loss from this investment of $70,487, $58,680 and $43,103, respectively, which included transaction and integration expenses incurred by the Joint Venture and basis adjustments, including amortization expenses associated with equity method intangible assets. The amount is recorded under the caption “Loss from Equity Method Investment in the Joint Venture” in the accompanying statements of operations.

At March 31, 2019 and 2018, the carrying value of the investment was $1,211,996 and $1,298,759, which exceeded the Company’s proportionate share of the Joint Venture’s book value of net assets by approximately $1,483,522 and $1,620,226, respectively, primarily reflecting equity method intangible assets, goodwill, and other basis adjustments, including incremental intangible amortization, removal of profits associated with the recognition of deferred revenue, as well as basis differences with respect to tax receivable agreements.

Summarized financial information of the Joint Venture is as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period of June 22, 2016 (inception) to March 31, 2017
Statement of Operations Data:
Net revenue	$3,281,729	$3,298,843	$309,587
Cost of operations (exclusive of depreciation and amortization)	$1,354,655	$1,407,893	$133,688
Customer postage	$238,618	$274,397	$26,132
Net income (loss)	$176,670	$192,442	$(83,592)

	March 31, 2019	March 31, 2018
Balance Sheet Data (at period end):
Current assets	$980,463	$901,712
Long-term assets	$5,223,675	$5,299,215
Current liabilities	$889,783	$969,495
Long-term liabilities	$6,219,141	$6,297,612

5. Legal Proceedings

In the ordinary course of business, the Company may become subject to various claims and legal proceedings. The Company is not currently a defendant in any pending litigation.

6. Stockholders’ Equity

Capital Stock

Under the certificate of incorporation, the Company is authorized to issue 2,000,001 shares of stock consisting of 2,000,000 shares of common stock (“Common Stock”) and one share of Class X stock (“Class X Stock”), each with a par value of $0.001 per share. Each holder of Common Stock is entitled to one vote for each share of Common Stock held with respect to matters on which stockholders are generally entitled to vote. The share of Class X Stock is issuable to McKesson only in the event that the Company breaches the terms of the

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

Agreement and Plan of Merger between the Company and McKesson dated December 20, 2016 and only during the period following a qualified initial public offering and prior to a McKesson exit. In the event of issuance of Class X Stock, the holder receives the right to appoint an additional director to the Company’s board of directors and as it relates to “special matters” as defined by the Company’s charter, this Class X director may cast a number of votes equal to the sum of the total authorized directorships of the Company’s then existing board of directors plus one vote. Upon the earliest to occur of a McKesson exit or the expiration of the McKesson Exit Window, as defined in the stockholders’ agreement, the share of Class X Stock shall be redeemed for a cash amount equal to $1.00 and such share shall be automatically retired and cancelled.

As of March 31, 2019 and 2018, the Company has a total of 597,112 and 599,281 shares of Common Stock outstanding, respectively, and no Class X Stock outstanding.

Restricted Net Assets

The Company has no substantive independent assets or operations apart from its investment in the Joint Venture. Under the terms of the Third Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) governing the Joint Venture, the Joint Venture is required to periodically distribute amounts sufficient to fund the Company’s and McKesson’s tax liabilities related to their investments in the Joint Venture. Other distributions require approval of the board of directors of the Joint Venture as well as the joint approval of both Blackstone and McKesson.

In addition, the Joint Venture’s senior secured credit facilities contain certain covenants which generally limit payments to the Company to include the following:

•

Payment of operating costs and expenses incurred in the ordinary course of business as well as other corporate overhead costs and expenses attributable to the ownership and operation of the Joint Venture.

•	Franchise, excise and similar taxes and other fees and expenses required to maintain the Company’s corporate existence.

•	Income tax distributions

•	Permitted investments as defined by the senior secured credit facilities of the Joint Venture

•	Payment of salary, bonus, severance and other benefits payable to or provided on behalf of officers, directors, managers, and employees of the Company and related payroll taxes

•	Fees and expenses of any unsuccessful debt or equity offering

•	Cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options, or other Company securities convertible or exchangeable into Company shares.

•	Payments incurred in connection with the Transactions.

•	After a qualified initial public offering, payment of listing fees and other costs attributable to being a publicly traded company which are reasonable and customary

Approximately $0 and $34,661 of retained earnings (accumulated deficit) at March 31, 2019 and 2018, respectively, represents undistributed earnings (losses) of the equity method investment.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

7. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share of common stock:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 22, 2016 (inception) to March 31, 2017
Basic net income per share:
Numerator:
Net income (loss)	$(52,012)	$60,955	$(26,294)
Denominator:
Weighted average common shares outstanding	597,414	598,027	65,412

Basic net income (loss) per share	$(87.06)	$101.93	$(401.97)

Diluted net income per share:
Numerator:
Net income (loss)	$(52,012)	$60,955	$(26,294)
Denominator:
Number of shares used in basic computation	597,414	598,027	65,412
Weighted average effect of dilutive securities
Add:
Replacement Time-Vesting Options	—	16,229	—
Replacement Restricted Share Units	—	225	—
RSUs	—	1,034	—

	597,414	615,515	65,412

Diluted net income (loss) per share	$(87.06)	$99.03	$(401.97)

Due to their antidilutive effect, the following securities have been excluded from diluted net income (loss) per share:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 22, 2016 (inception) to March 31, 2017
Time-Vesting Options	—	36,160	—
Replacement Time-Vesting Options	14,790	—	45,809
Replacement Restricted Share Units	—	—	600

8. Incentive Compensation Plans

Equity Compensation Plans

In connection with the Transactions, the Company assumed the Legacy CHC Equity Plan and amended it as the Equity Plan. Pursuant to the Equity Plan, 300,000 shares of the Company’s common stock have been

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

reserved for the issuance of equity awards to employees, directors and consultants of the Joint Venture and its affiliates.

The Company grants equity-based awards of its common stock to certain employees, officers and directors of the Joint Venture under terms of awards that are described below. Grants under the Equity Plan consist of one or a combination of time-vested and/or performance-based awards. In most circumstances, the shares issued upon exercise of the equity awards are subject to certain call rights by the Company in the event of termination of service of an award holder and put rights by the award holder or his/her beneficiary in the event of death or disability. The Company expects to repurchase shares of common stock held by former Joint Venture employees no earlier than six months following the issuance of such shares.

Replacement Awards

In connection with the Transactions, the Company was obligated to either assume obligations under Legacy CHC’s prior equity award plans or to issue substantially equivalent equity awards. The Company elected to issue replacement awards with vesting and exercisability terms generally identical to the awards which were replaced. Because the stock of eRx Network and the 2017 Tax Receivable Agreement were distributed to Legacy CHC stockholders immediately prior to the Transactions, certain participants in the Legacy CHC Equity Plan also received equity awards in eRx Network and the right to receive a cash payment related to a proportionate value of the 2017 Tax Receivable Agreement in connection with the Transactions.

These replacement awards granted under the Equity Plan consisted of one, or a combination of, time-vested awards and/or performance-based awards.

Vested Awards: Vested awards consist of the following:

(i)

Tier I Time Awards became immediately vested in connection with the Transactions, 54.4% of which were liquidated for cash upon the closing of the Transactions. The remaining 45.6% of such options were exchanged for vested options of the Company with exercise prices and expiration terms that correspond with those of the original grant to Legacy CHC Equity Plan participants. These Legacy CHC Equity Plan participants also received vested options in eRx Network with exercise prices equal to 25% of the fair value of the eRx Network stock and a right to receive a future cash payment related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

(ii)

Tier II Time Awards became immediately vested in connection with the Transactions but because the original exercise price of these awards was greater than the fair value of the stock at the time of the Transactions, none of the awards were liquidated and they were replaced with vested Company options with an exercise price equal to the original exercise price as reduced by the fair value of one share of eRx Network stock.

(iii)

2.0x Performance Awards became immediately vested in connection with the Transactions as a result of meeting the specified performance and market conditions outlined in the original award terms. As with the Tier I Time Awards, 54.4% were liquidated for cash upon the closing of the Transactions. The remaining 45.6% of such options were exchanged for vested options of the Company with exercise prices and expiration terms that correspond with those of the original grant to the Legacy CHC Equity Plan participants. The Legacy CHC Equity Plan participants also received vested options in eRx Network with exercise prices equal to 25% of the fair value of the eRx Network stock and a right to receive a cash payment related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

Unvested Awards: Certain awards granted by Legacy CHC contained conditions that were not satisfied at the time of the Transactions. These awards generally consisted of awards that vest subject to the employee’s continued employment through the date when Blackstone has sold at least 25% of the maximum number of Legacy CHC’s shares held by it (i.e. a liquidity event) and achieved specified rates of return that vary by award. In connection with the Transactions, these unvested equity awards were replaced with unvested restricted stock of the Company with an aggregate intrinsic value and vesting conditions which were identical to the original Legacy CHC awards. Legacy CHC Equity Plan participants also received unvested restricted stock of eRx Network and a right, contingent upon vesting of the awards, to receive a future cash payment related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

Restricted Stock Units: Vesting of Legacy CHC restricted share units was not affected by the Transactions. 54.4% of the vested portion of such restricted share units were liquidated in connection with the Transactions and the remainder of the vested and unvested restricted share units were replaced with vested and unvested Company restricted share units with terms identical to the original awards. Legacy CHC Equity Plan participants also received vested and unvested restricted share units of eRx Network and a right to receive a future cash payment upon vesting related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

The following table summarizes Replacement Award option activity for the year ended March 31, 2019:

	Replacement Time-Vesting Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at April 1, 2018	38,507	$1,488	5.4	$35,137
Granted	—	—	—	—
Exercised	(1,619)	1,353	—	1,695
Expired	—	—	—	—
Forfeited	(1,055)	—	—	741

Outstanding at March 31, 2019	35,833	$1,487	4.4	$39,896

Exercisable at March 31, 2019	35,833	$1,487	4.4	$39,896

The following table summarizes Replacement Exit-Vesting Restricted Stock activity for the year ended March 31, 2019:

Replacement Exit-Vesting Restricted Stock
Unvested at April 1, 2018	10,703
Granted	—
Canceled	(722)
Vested	—

Unvested at March 31, 2019	9,981

Time-Vesting Options

Time-vesting options were granted with an exercise price equal to the fair value of the Company’s common stock on the date of grant and generally vest in equal 25% installments on the first through fourth anniversary of

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

the designated vesting start date, subject to the award holders continued employment through such vesting date. The Company estimates the fair value of the time-vesting options using the Black-Scholes option pricing model. As of March 31, 2019, unrecognized expense of the Joint Venture related to the time-vesting options was $36,933. This expense is expected to be recognized over a weighted average period of 2.2 years.

Exit-Vesting Options

Exit-vesting options were granted with an exercise price equal to the fair value of the Company’s common stock on the date of grant and vest, subject to the award holder’s continued employment through the vesting date, on the earlier to occur of (i) the date that affiliates of Blackstone sell 25% of the equity interests of the Joint Venture held by it on March 1, 2017 (the “Transaction Date”) at a specified weighted average price per share and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the Transaction Date or (2) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the Transaction Date at a specified weighted average price per share.

The following table summarized time-vesting and exit-vesting option activity for the year ended March 31, 2019:

	Awards		Weighted Average Exercise Price		Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
	Time- Vesting Options	Exit- Vesting Options	Time- Vesting Options	Exit- Vesting Options	Time- Vesting Options	Exit- Vesting Options	Time- Vesting Options	Exit- Vesting Options
Outstanding at April 1, 2018	52,589	52,526	$2,400	$2,400	8.9	8.9	$—	$—
Granted	15,835	15,665	2,400	2,400	9.2	9.2	—	—
Exercised	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—
Forfeited	(13,136)	(16,731)	2,400	2,400	—	—	—	—

Outstanding at March 31, 2019	55,288	51,460	2,400	2,400	8.0	8.0	11,058	10,292

Exercisable at March 31, 2019	24,678	—	$2,400	$—	8.0	—	$4,936	$—

Restricted Share Units

During fiscal 2018, the Company granted 2,500 restricted share units (“RSUs”) which vest, subject to the recipient’s continued employment by the Joint Venture, on March 31, 2019. In the event the recipient was terminated by the Company without cause, by the recipient for good reason or on account of the recipient’s death or disability, the RSUs would immediately vest and become nonforfeitable. Settlement of these RSUs upon vesting could have occurred in the Company’s common stock, cash in an amount equal to the fair market value of the number of shares that would otherwise be delivered upon the vesting date or any combination of the Company’s common stock or cash. In the event the Company’s common stock was not publicly traded at the time of settlement, the employee could have elected to require the Company to settle such RSUs in cash. Because settlement of the RSUs in common stock was outside the control of the Company, the RSUs were historically classified as liabilities in the balance sheets. Such awards were cancelled during 2018 following the resignation of the employee without good reason.

The total fair value of shares vested during the years ended March 31, 2019 and 2018 and for the period from June 22, 2016 (inception) to March 31, 2017 was $0, $1,440 and $0, respectively.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

Contingent Awards

During the year ended March 31, 2019, Change Healthcare Inc. committed to issue awards to certain of the Joint Venture’s employees that are expected to vest in four equal installments on each anniversary of the earlier to occur of Change Healthcare Inc.’s initial public offering or June 30, 2019. While the quantity of such awards to be issued is unknown, the value of such awards and the resulting total expense to be recognized over the total service period is specified as a fixed dollar amount per recipient ($9,807 in the aggregate). Because the value of these awards to be issued in the future is fixed, the Joint Venture has recognized a liability on the accompanying consolidated balance sheets for the pro-rata portion of the expected requisite service period of these future awards.

Valuation Assumptions

The following table summarizes the weighted average fair value of awards using the Black-Scholes and Monte Carlo Simulation option pricing models, as appropriate, and the weighted average assumptions used to develop the fair value estimates under each of the valuation models for the years ended March 31, 2019 and 2018.

Year Ended March 31, 2019:	Time-Vesting Options	Exit-Vesting Options	Replacement Exit-Vesting Restricted Stock
Weighted average fair value of awards	$1,236	$746	$1,618
Expected dividend yield	—%	—%	—%
Expected volatility	52.5%	52.9%	62.2%
Risk-free interest rate	2.2%	2.2%	2.3%
Expected term (years)	4.5	5.1	1.9

Year Ended March 31, 2018:
Weighted average fair value of awards	$1,194	$826	$1,509
Expected dividend yield	—%	—%	—%
Expected volatility	52.2%	52.1%	57.6%
Risk-free interest rate	2.7%	2.7%	2.4%
Expected term (years)	5.5	6.2	3.0

Expected dividend yield—The Company is subject to limitations on the payment of dividends under the LLC Agreement. An increase in the dividend yield will decrease compensation expense.

Expected volatility—This is a measure of the amount by which the price of the equity instrument has fluctuated or is expected to fluctuate. The expected volatility was based on the levered median historical volatility of a group of guideline companies. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the measurement date having a term approximating the expected life of the award. An increase in the risk-free interest rate will increase compensation expense.

Expected term—This is the period of time over which the awards are expected to remain outstanding. The Company estimates the expected term as the mid-point between the actual or expected vesting date and the contractual term. An increase in the expected term will increase compensation expense.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

Summary of Equity Compensation Expense on Loss from Equity Method Investment in the Joint Venture

Because the Company provides equity awards to employees of the Joint Venture, the Company recognizes stock compensation expense within the Loss from Equity Method Investment in the Joint Venture caption on the accompanying statements of operations for its proportionate amount of stock compensation expense included in the operating results of the Joint Venture as well as the amount funded for the benefit of the McKesson member. However, due to requirements of the LLC Agreement that the Company receive an additional unit of the Joint Venture upon any exercise of a Company equity award (as described in Note 10), the Company recognizes a dividend receivable equal to the cumulative amount of stock compensation expense recognized by the Joint Venture for any outstanding equity awards with an offset to the Loss from Equity Method Investment in the Joint Venture caption. The result is that no net equity compensation of the Joint Venture is recognized in the financial statements of the Company.

9. McKesson Tax Receivable Agreement

In connection with the closing of the Transactions, the Joint Venture, the McK Members, McKesson and the Company entered into a tax receivable agreement (the “McKesson Tax Receivable Agreement”). The McKesson Tax Receivable Agreement generally provides for the payment by the Joint Venture to one of the McK Members and its permitted assigns of 85% of the net cash tax savings realized (or, in certain circumstances, deemed to be realized) by the Company in periods ending on or after the date on which McKesson ceases to own at least 20% of the LLC Units as a result of (i) certain amortizable tax basis in assets transferred to the Joint Venture at the closing of the Transactions and (ii) imputed interest deductions and certain other tax attributes arising from payments under the McKesson Tax Receivable Agreement. Additionally, upon the occurrence of the first exchange of LLC Units by McKesson (or its permitted transferees), if any, the Company has agreed to enter into an additional tax receivable agreement with the McK Members, pursuant to which the Company would be required to pay to the relevant McK Member 85% of the net cash tax savings, if any, arising from the Company’s utilization of (i) certain tax basis increases resulting from the relevant exchange and payments under such additional tax receivable agreement and (ii) imputed interest deductions. We may also be required to enter into and make payments under an additional tax receivable agreement with McKesson in certain circumstances.

Because payments under the McKesson Tax Receivable Agreement are contingent upon McKesson’s ceasing to own at least 20% of the Company and such an event was not probable at the inception of the McKesson Tax Receivable Agreement or as of March 31, 2019, no related obligation has been reflected on the accompanying consolidated balance sheets.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

10. Income Taxes

The income tax provision (benefit) for the years ended March 31, 2019 and 2018 and for the period from June 22, 2016 (inception) to March 31, 2017 was as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	June 22, 2016 (inception) through March 31, 2017
Current:
Federal	$—	$—	$—
State	—	—	—

Current income tax provision (benefit)	—	—	—

Deferred:
Federal	(15,468)	(116,563)	(14,420)
State	(3,127)	(3,058)	(2,389)

Deferred income tax provision (benefit)	(18,595)	(119,621)	(16,809)

Total income tax provision (benefit)	$(18,595)	$(119,621)	$(16,809)

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	June 22, 2016 (inception) through March 31, 2017
Statutory U.S. federal tax rate	21.0%	31.5%	35.0%
State income taxes (net of federal benefit)	3.5	3.6	3.6
Remeasurement of deferred tax assets and liabilities arising from the Tax Legislation	—	166.9	—
Research and development tax credit	1.6	2.4	0.5
Other	0.2	(0.5)	(0.1)

Effective income tax rate	26.3%	203.9%	39.0%

On December 22, 2017, the Tax Legislation was signed into law. The Tax Legislation revised the U.S. corporate income tax by, among other things, lowering corporate income tax rates, placing limits on the utilization of net operating loss carryovers, extending the net operating loss carryover period and eliminating net operating loss carrybacks, implementing the territorial tax systems and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries.

The Company recognized a tax benefit for the impact of the revaluation of U.S. deferred tax assets and liabilities due to the federal income tax rate reduction from 35% to 21% during fiscal year 2018. In order to properly account for the blended tax rate in place for fiscal year 2018, the Company estimated the deferred tax assets and liabilities expected to reverse during the current fiscal year and applied a tax rate of 31.5%. All other deferred tax assets and liabilities are expected to reverse in fiscal year 2019 or later and were revalued at 21%.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

The enactment of the Tax Legislation resulted in an increase in income tax benefit of approximately $97,924 for the year ended March 31, 2018. The tax effects are the result of the change in the enacted rate causing a remeasurement of the U.S. federal deferred tax liabilities at the lower enacted tax rate.

Tax benefits recognized during the year ended March 31, 2018 related to the Tax Legislation were considered provisional under SAB 118. The Company finalized the impact of the Tax Legislation during the third quarter of fiscal year 2019 and did not make any adjustments to the amounts recorded in the year ended March 31, 2018.

Significant components of the Company’s deferred tax assets (liabilities) as of March 31, 2019 and 2018 were as follows:

	March 31, 2019	March 31, 2018
Deferred tax assets and (liabilities):
Investment in the Joint Venture	$(190,448)	$(192,681)
Net operating loss carryover	19,958	9,757
Interest disallowance from the Joint Venture	7,711	—
Tax credits	2,786	1,621

Net deferred tax assets and (liabilities)	$(159,993)	$(181,303)

Reported as:
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	(159,993)	(181,303)

Net deferred tax assets and (liabilities)	$(159,993)	$(181,303)

The Company recognizes interest income and expense (if any) related to income taxes as a component of income tax expense. The Company recognized no interest and penalties for the years ended March 31, 2019 and 2018 and for the period from June 22, 2016 (inception) to March 31, 2017.

As of March 31, 2019, the Company had net operating loss carryforwards (tax effected) for federal and state purposes of $74,836 and $73,616, respectively. The federal net operating losses generated as of March 31, 2018 ($50,290) expire from 2037 to 2038. The federal net operating losses generated in March 31, 2019 ($24,546) have an indefinite life following changes implemented by the Tax Legislation. Certain states conformed to the change in federal tax law and will have an indefinite life beginning with net operating losses generated in March 31, 2019, which will apply to $10,135 of the state net operating losses. The remaining $63,481 of state net operating losses will expire from 2022 through 2039.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With respect to state and local jurisdictions and countries outside of the United States, the Company and its subsidiaries are typically subject to examination for a number of years after the income tax returns have been filed. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties have been provided for in the accompanying financial statements for any adjustments that may be incurred due to such audits.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

11. Related Party Transactions

Registration Rights Agreement

The Joint Venture, certain subsidiaries of the Joint Venture, McKesson and the Company are party to a registration rights agreement providing each of McKesson and the Legacy CHC Stockholders party thereto with customary demand and piggyback registration rights with respect to the Company’s common stock. These registration rights include the rights to register shares of the Company in an initial public offering, the rights to register shares of the Company during certain specified time windows and the rights to freely register shares of the Company after such specified time windows.

Separation and Distribution Agreement

Under the terms of the LLC Agreement, a subsidiary of McKesson organized as a limited liability company (“SpinCo”) entered into an agreement and plan of merger with the Company that provides, among other things, that SpinCo will convert to a corporation and merge with and into the Company immediately following a qualified McKesson exit, pursuant to which the stockholders of SpinCo will be entitled to receive a number of shares of Company common stock equal to the number of units held by SpinCo at the time of the merger. McKesson will also enter into a customary separation and distribution agreement with SpinCo prior to, and in connection with, a qualified McKesson exit.

Advances Received from the Joint Venture, Net

Under the terms of the LLC Agreement, the Joint Venture is required to periodically advance to its members amounts necessary to fund their respective tax obligations on an interim basis, subject to recoupment in the event that such advances exceed the final tax obligations of the respective Members for such year. Once the final tax obligations of each of the Members is determined for such year, the Joint Venture is obligated to formally distribute such amounts to the respective Members. To the extent that the amounts to be distributed were subject to interim advances, additional cash will be distributed only to the extent that the interim advances were insufficient to fund the respective Member’s final tax obligation. Distributions up to the amount of interim advances result in full settlement of any advances to the respective Member.

The Company repaid $9,869 of previous advances during the year ended March 31, 2019 and received advances of $15,828 and $0 during the year ended March 31, 2018 and the period from June 22, 2016 (inception) to March 31, 2017, respectively. Such amounts are classified within Due to the Joint Venture on the accompanying balance sheets.

Dilution

Under the terms of the LLC Agreement, the Company and the Joint Venture agreed to cooperate to ensure a 1:1 ratio of Company shares outstanding to units of the Joint Venture held by the Company for as long as the McKesson members hold units of the Joint Venture. Specifically, the parties agreed that:

•	In the event that the Company issues additional shares, the Joint Venture is required to issue a corresponding number of units to the Company.

•	Any net proceeds received by the Company with respect to a Company share must be concurrently contributed to the Joint Venture.

•	Any stock split or combination of other equity restructuring involving Company shares must be concurrent with an equivalent unit split or other equity restructuring of the Joint Venture.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

•

The Company may not redeem, repurchase or otherwise acquire any Company shares unless substantially simultaneously the Joint Venture redeems, repurchases, or otherwise acquires from the Company an equal number of units for the same price per security.

•

The Joint Venture may not redeem, repurchase or otherwise acquire any units held by the Company unless substantially simultaneously the Company redeems, repurchases, or otherwise acquires an equal number of Company shares for the same price per security.

Services Provided to the Company by the Joint Venture

The Company generally has no substantive independent assets or operations apart from its investment in the Joint Venture. As a result, the Company receives certain services from the Joint Venture and its employees for which the Joint Venture is not reimbursed. These services include the utilization of office space and a portion of the salaries of the Company’s officers who are considered employees of the Joint Venture. In addition, the Joint Venture is responsible for funding certain costs incurred in connection with the Company’s contemplated initial public offering. Accordingly, the accompanying statements of operations reflect no expense related to these services for the years ended March 31, 2019 and 2018 or the period from June 22, 2016 to March 31, 2017, respectively.

Management Fees

Under the terms of the LLC Agreement, the Joint Venture is required to fund the cost of preparing for and executing an initial registration statement. Such costs may include legal, accounting and other professional service fees. To the extent that these fees are incurred for the benefit of the Joint Venture and funded by the Joint Venture, they are excluded from the Company’s financial statements. For other costs that are incurred by the Company for its benefit but funded by the Joint Venture, the reimbursement of such costs has been presented in the accompanying statements of operations as Management fees.

Letter Agreement

The Company, the Joint Venture, McKesson and certain of McKesson’s affiliates have entered into a letter agreement relating to the Contribution Agreement (the “Letter Agreement”). The Letter Agreement addresses miscellaneous tax-related matters, including (i) technical clarifications and modifications to the manner in which the Joint Venture allocates certain items of taxable income, loss and deduction among, and calculates and makes required tax distributions to, its members, (ii) the sharing of certain contingent tax benefits and expenses not addressed by the McKesson Tax Receivable Agreement or the tax matters agreement that the Company will enter into with McKesson in connection with a spin-off or split-off transaction (or a combination of the foregoing) that McKesson may, at its election, initiate and complete that would result, among other things, in the acquisition by the Company of all of McKesson’s LLC Units and the issuance by the Company to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock and (iii) procedures applicable in the case of certain tax proceedings.

In particular, pursuant to the terms of the Letter Agreement, McKesson may adjust the manner in which depreciation or amortization deductions in respect of assets transferred to the Joint Venture at the closing of the Transactions are allocated among the Company, McKesson and certain of McKesson’s affiliates. If McKesson chooses to allocate an amount of deductions to the Company in excess of a specified minimum threshold, the Company will be required to make cash payments to McKesson equal to 100% of the tax savings of the Company attributable to such excess deductions for any tax period ending prior to the date on which McKesson ceases to own at least 20% of the outstanding LLC Units of the Joint Venture, after which the terms of the McKesson Tax Receivable Agreement will control.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

12. Fair Value Measurements

The Company is entitled to receive an additional LLC Unit for each share of stock issued by the Company. In the case of equity-based awards, the requirement to receive an additional LLC Unit upon exercise of such awards represents a freestanding derivative. Because the fair value measurement of this derivative involves significant unobservable inputs, the most significant of which is the value of the Company’s stock, the Company has determined that it represents a Level 3 fair value measurement.

Because the freestanding derivative is directly related to the Company’s equity-based compensation awards, the valuation of the derivative is determined consistent with the valuation of the underlying equity-based awards. As with the equity-based awards, changes in the value of the derivative are generally expected to fluctuate with changes in the value of the Company’s stock.

The following table summarizes the fair value of the freestanding derivative at March 31, 2019 and 2018:

	Fair Values of Derivative Financial Instruments Asset (Liability)
Derivative financial instruments not designated as hedging instruments:	Balance Sheet Location	March 31, 2019	March 31, 2018
Freestanding Option	Dividend receivable	$81,264	$59,116

		$81,264	$59,116

The following table presents a reconciliation of the fair value of the derivative for which the Company uses significant unobservable inputs:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Balance at beginning of period	$59,116	$39,724	$—
Receipt of derivative upon contribution of assets to the Joint Venture	—	—	39,724
Increase in fair value based on ASC 505 equity-based compensation	20,135	24,700	—
Settlements due to exercise of awards	(1,297)	(5,308)	—
Change in fair value following the performance completion date	3,310	—	—

Balance at end of period	$81,264	$59,116	$39,724

As the dividend receivable was initially received in connection with the contribution of assets to the Joint Venture, the initial fair value was treated as a component of the Company’s contribution of assets and receipt of its Investment in Change Healthcare. During 2019 and 2018, the Company recognized an increase in the Dividend Receivable, which was equal to the amount of equity-based compensation recognized and was recorded as a component of Loss from Equity Method Investment in the Joint Venture. The result is that no net equity-based compensation related to employees of the Joint Venture is recognized in the financial statements of the Company.

Change Healthcare Inc.

Notes to Financial Statements

(In Thousands, Except Share and Per Share Amounts)

13. Accumulated Other Comprehensive Income (Loss)

The following is a summary of the Company’s proportionate share of the Joint Venture’s accumulated other comprehensive income (loss) balances, net of taxes, as of and for the years ended March 31, 2019 and 2018 and the period from June 22, 2016 (inception) to March 31, 2017.

	Foreign Currency Translation Adjustment	Cash Flow Hedge	Accumulated Other Comprehensive Income (Loss)
Balance at June 22, 2016 (inception)	$—	$—	$—
Change associated with foreign currency translation	26	—	26
Change associated with current period hedging (net of taxes of $194)	—	(337)	(337)
Reclassification into earnings	—	(1)	(1)

Balance at March 31, 2017	$26	$(338)	$(312)

Change associated with foreign currency translation	1,242	—	1,242
Change associated with current period hedging (net of taxes of $623)	—	1,267	1,267
Reclassification into earnings	—	339	339

Balance at March 31, 2018	$1,268	$1,268	$2,536

Cumulative effect of accounting change by the Joint Venture		490	490
Change associated with foreign currency translation	(2,833)	—	(2,833)
Change associated with current period hedging (net of taxes of $2,139)	—	(1,671)	(1,671)
Reclassification into earnings	—	(1,778)	(1,778)

Balance at March 31, 2019	$(1,565)	$(1,691)	$(3,256)

14. Subsequent Events

Registration Statement on Form S-1

The Company has filed a Registration Statement on Form S-1 in connection with its plan to complete an initial public offering of its common stock and a concurrent offering of tangible equity units. In the event this initial public offering of common stock is consummated, the Company expects to use the net proceeds from the initial public offering of its common stock to purchase a number of newly issued LLC Units from the Joint Venture that is equivalent to the number of shares of common stock that it offers and sells in the offering. In the event the concurrent offering of tangible equity units is consummated, the Company expects to invest an amount equal to the net proceeds from the sale of the tangible equity units in the Joint Venture. The Joint Venture, in turn, will enter into arrangements with the Company on economic terms designed to materially mirror those of the tangible equity units.

Upon consummation of the initial public offering, the Company expects to effect a stock split that, at that time, will be given retroactive effect in the financial statements.

The Company has evaluated subsequent events through May 24, 2019, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Change Healthcare LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Change Healthcare LLC and subsidiaries (the “Joint Venture”) as of March 31, 2019 and March 31, 2018, the related consolidated statements of operations, comprehensive income (loss), members’ deficit, and cash flows, for the years ended March 31, 2019 and March 31, 2018, and the period from June 17, 2016 (inception) to March 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Joint Venture as of March 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended March 31, 2019 and March 31, 2018 and the period from June 17, 2016 (inception) to March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on the Joint Venture’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Joint Venture in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Joint Venture is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

May 24, 2019

We have served as the Joint Venture’s auditor since 2017.

Change Healthcare LLC

Consolidated Statements of Operations

(amounts in thousands)

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Revenue:
Solutions revenue	$3,043,111	$3,024,446	$283,455
Postage revenue	238,618	274,397	26,132

Total revenue	3,281,729	3,298,843	309,587
Operating expenses:
Cost of operations (exclusive of depreciation and amortization below)	1,354,655	1,407,893	133,688
Research and development	202,241	221,662	22,582
Sales, marketing, general and administrative	821,082	749,871	109,898
Customer postage	238,618	274,397	26,132
Depreciation and amortization	278,020	278,363	26,548
Accretion and changes in estimate with related parties, net	19,329	(49,991)	(24,507)
Gain on Sale of the Extended Care Business	(111,435)	—	—
Impairment of long-lived assets and related costs	675	839	48,700

Total operating expenses	2,803,185	2,883,034	343,041

Operating income (loss)	478,544	415,809	(33,454)
Non-operating (income) and expense
Interest expense, net	325,431	292,463	22,361
Loss on extinguishment of debt	—	—	70,122
Contingent consideration	(809)	—	—
Other, net	(18,267)	(17,202)	(1,339)

Total non-operating (income) and expense	306,355	275,261	91,144

Income (loss) before income tax provision (benefit)	172,189	140,548	(124,598)
Income tax provision (benefit)	(4,481)	(51,894)	(41,006)

Net income (loss)	$176,670	$192,442	$(83,592)

See accompanying notes to consolidated financial statements.

Change Healthcare LLC

Consolidated Statements of Comprehensive Income (Loss)

(amounts in thousands)

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Net income (loss)	$176,670	$192,442	$(83,592)
Other comprehensive income (loss):
Foreign currency translation adjustment	(9,440)	4,146	86
Changes in fair value of interest rate cap, net of taxes	(18,620)	7,398	(1,772)

Other comprehensive income (loss)	(28,060)	11,544	(1,686)

Total comprehensive income (loss)	$148,610	$203,986	$(85,278)

See accompanying notes to consolidated financial statements.

Change Healthcare LLC

Consolidated Balance Sheets

(amounts in thousands)

	March 31, 2019	March 31, 2018
Assets
Current assets:
Cash and cash equivalents	$47,718	$48,899
Restricted cash	1,176	1,112
Accounts receivable, net of allowance for doubtful accounts	759,502	705,544
Prepaid expenses and other current assets	172,067	146,157

Total current assets	980,463	901,712
Property and equipment, net	197,263	167,500
Goodwill	3,284,266	3,344,833
Intangible assets, net	1,320,161	1,454,842
Other noncurrent assets, net	421,985	332,040

Total assets	$6,204,138	$6,200,927

Liabilities and members’ deficit
Current liabilities:
Drafts and accounts payable	$98,550	$84,128
Accrued expenses	316,179	304,329
Deferred revenues	437,636	493,947
Due to related parties, net	34,629	33,698
Current portion of long-term debt	2,789	53,393

Total current liabilities	889,783	969,495
Long-term debt, excluding current portion	5,787,150	5,867,487
Deferred income tax liabilities	106,099	112,734
Tax receivable agreement obligations to related parties	212,698	223,163
Other long-term liabilities	113,194	94,228
Commitments and contingencies (see Note 13)
Members’ deficit	(904,786)	(1,066,180)

Total liabilities and members’ deficit	$6,204,138	$6,200,927

See accompanying notes to consolidated financial statements.

Change Healthcare LLC

Consolidated Statements of Members’ Deficit

(amounts in thousands)

Members’ Deficit
Balance at June 17, 2016 (inception)	$—
Capital contribution from Members	100
Contribution of net assets of Core MTS and Legacy CHC from Members	2,099,339
Distribution to Members	(3,099,376)
Establishment of tax receivable agreement obligation to related parties, net of taxes	(119,464)
Settlement of Legacy CHC equity awards	(69,420)
Equity compensation expense	715
Net income (loss)	(83,592)
Foreign currency translation adjustment	86
Change in fair value of interest rate cap agreements, net of taxes	(1,772)
Other	25

Balance at March 31, 2017	$(1,273,359)
Settlement of Legacy CHC equity awards	545
Advances to Member	(15,828)
Repurchase of equity awards	(4,799)
Capital contribution from Member from exercise of equity awards	346
Equity compensation expense	24,700
Net income (loss)	192,442
Foreign currency translation adjustment	4,146
Change in fair value of interest rate cap agreements, net of taxes	7,398
Other	(1,771)

Balance at March 31, 2018	$(1,066,180)

Advances to Member, net	2,636
Repurchase of equity awards	(7,087)
Capital contribution from Member from exercise of equity awards	205
Exercise of equity awards	(338)
Equity compensation expense	20,135
Net income (loss)	176,670
Foreign currency translation adjustment	(9,440)
Change in fair value of interest rate cap agreements, net of taxes	(18,620)
Other	(2,767)

Balance at March 31, 2019	$(904,786)

See accompanying notes to consolidated financial statements.

Change Healthcare LLC

Consolidated Statements of Cash Flow

(amounts in thousands)

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Cash flows from operating activities:
Net income (loss)	$176,670	$192,442	$(83,592)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	278,020	278,363	26,548
Amortization of capitalized software developed for sale	14,673	18,303	1,505
Accretion and changes in estimate, net	19,329	(49,991)	(24,507)
Equity compensation	20,135	24,700	715
Deferred income tax expense (benefit)	(3,774)	(59,968)	(42,033)
Amortization of debt discount and issuance costs	21,823	21,434	1,734
Contingent consideration	(809)	—	—
Gain on Sale of the Extended Care Business	(111,435)	—	—
Loss on extinguishment of debt	—	—	32,720
Impairment of long-lived assets and related costs	675	839	48,700
Other	(2,340)	1,752	87
Changes in operating assets and liabilities:
Accounts receivable	(61,556)	(4,526)	(12,813)
Prepaid expenses and other	(33,286)	(19,957)	(11,508)
Accounts payable	(2,111)	(9,105)	10,250
Accrued expenses, deferred revenue and other liabilities	(28,148)	(16,806)	(35,924)
Due to related party, net	(185)	(52,654)	47,468

Net cash provided by (used in) operating activities	$287,681	$324,826	$(40,650)

Cash flows from investing activities:
Capitalized expenditures	$(246,986)	$(166,593)	$(11,617)
Proceeds from Sale of the Extended Care Business	159,871	—	—
Payments for acquisitions, net of cash acquired	—	(94,520)	—
Investments in businesses	(15,500)	—	—
Other	(3,068)	384	432

Net cash provided by (used in) investing activities	$(105,683)	$(260,729)	$(11,185)

Cash flows from financing activities:
Proceeds from contributed businesses	$—	$—	$169,361
Proceeds from Term Loan Facility and Senior Notes Due 2025	—	—	6,087,250
Payments on contributed Term Loan Facility and Senior Notes	—	—	(2,784,972)
Payment of premium to extinguish Senior Notes	—	—	(37,402)
Payment of loan costs	—	—	(138,222)
Payments under tax receivable agreements with related parties	(25,096)	—	—
Payments on Term Loan Facility	(153,000)	(51,000)	—
Receipts (payments) on derivative instruments	5,776	(6,799)	—
Payment of data sublicense obligation	—	(3,074)	—
Payments of deferred financing obligations	(3,432)	(3,147)	(81)
Settlement of Legacy CHC equity awards	—	(3,155)	(65,720)
Capital contribution from Members from exercise of equity awards	205	346	100
Repurchase of equity awards	(7,425)	(4,799)	—
Payment of working capital settlement to related party	—	(109,176)	—
Distributions to Members	—	—	(2,990,200)
Advances to Member	(7,233)	(15,828)	—
Refund of Advances to Member	9,869	—	—
Other	(1,758)	(857)	—

Net cash provided by (used in) financing activities	(182,094)	$(197,489)	$240,114

Effect of exchange rate changes on cash and cash equivalents	(1,021)	(4,710)	(166)

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,117)	(138,102)	188,113
Cash, cash equivalents and restricted cash at beginning of period	50,011	188,113	—

Cash, cash equivalents and restricted cash at end of period	$48,894	$50,011	$188,113

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Supplemental disclosures of cash flow information
Cash paid for interest	$303,414	$267,604	$15,936

Cash paid for income taxes	$5,348	$9,968	$23

Supplemental disclosures of noncash transactions
Working capital settlement liability:
Due to related party, net	$—	$—	(109,176)

Members’ deficit	$—	$—	109,176

Contributed assets and liabilities:
Current assets	$—	$—	$822,400

Property and Equipment	$—	$—	$177,998

Goodwill	$—	$—	$3,248,719

Intangible assets, net	$—	$—	$1,628,711

Other noncurrent assets, net	$—	$—	$243,435

Current liabilities	$—	$—	$(1,005,742)

Long-term debt	$—	$—	(2,737,776)

Deferred income tax liabilities	$—	$—	$(213,239)

Tax receivable agreement obligations to related parties	$—	$—	$(183,342)

Other long-term liabilities	$—	$—	(52,075)

Business Combinations:
Prepaid expenses and other current assets	$—	$226	$—

Other assets	$—	$(6,000)	$—

Goodwill	$—	$9,774	$—

Accrued expenses	$—	$(341)	$—

Other long-term liabilities	$—	$(3,659)	$—

Capitalized Expenditures:
Property and equipment, net	$18,904	$10,871	$10,871

Other noncurrent assets, net	$15,469	$10,521	$7,227

Drafts and accounts payable	$(26,455)	$(8,500)	$(5,712)

Accrued expenses	$(7,918)	$(12,892)	$(12,386)

See accompanying notes to consolidated financial statements.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

1. Nature of Business and Organization

Nature of Business

Change Healthcare LLC (the “Joint Venture”), is a leading independent healthcare technology platform that provides data and analytics-driven solutions to improve clinical, financial and patient engagement outcomes in the U.S. healthcare system. The Joint Venture offers a comprehensive suite of software, analytics, technology-enabled solutions that drive improved results in the complex workflows of healthcare system payers and providers.

Organization

In June 2016, Change Healthcare Inc. (formerly HCIT Holdings, Inc.), the Joint Venture, Change Healthcare Holdings, LLC, Change Healthcare Intermediate Holdings, LLC, Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) (“Legacy CHC”) and its stockholders—including affiliates of The Blackstone Group, L.P. (“Blackstone”) and Hellman & Friedman LLC (“Hellman & Friedman”)—entered into an Agreement of Contribution and Sale (the “Contribution Agreement”) with McKesson Corporation (“McKesson”, together with Change Healthcare Inc., the “Members”). Under the terms of the Contribution Agreement, the parties agreed to form the Joint Venture, a joint venture that combined the majority of the McKesson Technology Solutions businesses, excluding McKesson’s Enterprise Information Solutions business and RelayHealth Pharmacy Network (such contributed businesses, “Core MTS”), with substantially all of the assets and operations of Legacy CHC, but excluding Legacy CHC’s pharmacy claims switching and prescription routing businesses (such excluded business, the “eRx Network” and the businesses contributed by Legacy CHC, together with Core MTS, the “Contributed Businesses”). The creation of the Joint Venture, including the contribution of the Contributed Businesses and related transactions, is collectively referred to as the “Transactions.” The Transactions closed on March 1, 2017. From the time of its formation in June 2016 until the consummation of the Transactions, the Joint Venture had no substantive assets or operations.

The Transactions

Pursuant to the terms of the Contribution Agreement, (i) the Legacy CHC stockholders, directly and indirectly, transferred ownership of substantially all of Legacy CHC to the Joint Venture in consideration of (a) the payment at the closing of the Transactions by the Joint Venture to Legacy CHC’s stockholders and certain participants in the Legacy CHC Amended and Restated 2009 Equity Incentive Plan (the “Legacy CHC Equity Plan”) of approximately (A) $1.8 billion, (B) stock in eRx Network Holdings, Inc., and (C) the 2017 Tax Receivable Agreement (as described in Note 19) and (b) the issuance to Change Healthcare Inc. of membership interests in the Joint Venture (the "Units"); and (ii) McKesson caused Core MTS to be transferred to the Joint Venture in consideration of (a) the assumption and subsequent payment at the closing of the Transactions by the Joint Venture to McKesson of a promissory note in the amount of approximately $1.3 billion, (b) the issuance of the Units and (c) an interest in a tax receivable agreement from the Joint Venture. These payments to McKesson and the Legacy CHC stockholders have been reflected as distributions in the accompanying consolidated statement of members’ deficit.

In connection with the Transactions, the Joint Venture entered into new senior secured credit facilities, consisting of a term loan facility in the amount of $5.1 billion and a revolving credit facility in an aggregate principal amount of $500 million, and issued $1.0 billion of 5.75% senior notes due 2025. The proceeds were used to make all payments to the Legacy CHC stockholders, certain participants in the Legacy CHC Equity Plan and McKesson described above, to refinance certain of Legacy CHC’s existing indebtedness and to pay fees and expenses incurred in connection with the Transactions.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

The Joint Venture provides certain transition services to eRx Network, and McKesson provides certain transition services to the Joint Venture, in each case in exchange for specified fees. Fees received related to these agreements are reflected within “Other, net” in the accompanying consolidated statement of operations. The related balance sheet effect of these agreements is reflected within “Due to related party, net” on the accompanying consolidated balance sheets.

2. Summary of Significant Accounting Policies

Basis of Accounting

Due to the existence of shared control among the Members over all major financial and operating decisions of the Joint Venture and its consolidated subsidiaries, the assets and liabilities contributed to the Joint Venture were recognized in the accompanying consolidated financial statements at their historical carrying values (i.e., joint venture accounting). Adjustments to conform accounting policies of the contributed businesses have been reflected as adjustments to members’ deficit.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all subsidiaries and entities that are controlled by the Joint Venture. The results of operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Joint Venture bases its estimates on historical experience, current business factors and various other assumptions that the Joint Venture believes are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses and disclosure of contingent assets and liabilities. The Joint Venture is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Joint Venture’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Joint Venture’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Joint Venture’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in the reported results of operations; and if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Estimates and assumptions by management affect: the allowance for doubtful accounts; the fair value assigned to assets acquired and liabilities assumed in business combinations; tax receivable agreement obligations; the fair value of interest rate cap agreement obligations; contingent consideration; loss accruals; the carrying value of long-lived assets (including goodwill and intangible assets); the amortization period of long-lived assets (excluding goodwill); the carrying value, capitalization and amortization of software development costs; the provision and benefit for income taxes and related deferred tax accounts; certain accrued expenses; revenue recognition; contingencies; and the value attributed to equity awards.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Business Combinations

The Joint Venture recognizes the consideration transferred (i.e., purchase price) in a business combination, as well as the acquired business’ identifiable assets, liabilities and noncontrolling interests at their acquisition date fair value. The excess of the consideration transferred over the fair value of the identifiable assets, liabilities and noncontrolling interest, if any, is recorded as goodwill. Any excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, is generally recognized within earnings as of the acquisition date.

The fair value of the consideration transferred, assets, liabilities and noncontrolling interests is estimated based on one or a combination of income, costs or market approaches as determined based on the nature of the asset or liability and the level of inputs available to the Joint Venture (i.e., quoted prices in an active market, other observable inputs or unobservable inputs). To the extent that the Joint Venture’s initial accounting for a business combination is incomplete at the end of a reporting period, provisional amounts are reported for those items which are incomplete.

Cash and Cash Equivalents

The Joint Venture considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

The Joint Venture’s cash and cash equivalents are deposited with several financial institutions. Deposits may exceed the amounts insured by the Federal Deposit Insurance Corporation in the U.S. and similar deposit insurance programs in other jurisdictions. The Joint Venture mitigates the risk of our short-term investment portfolio by depositing funds with reputable financial institutions and monitoring risk profiles.

Our cash balances from time to time include funds we manage for customers, the most significant of which relates to funds remitted to retail pharmacies. Such funds are not restricted; however, these funds are generally paid out in satisfaction of the processing obligations pursuant to the management contracts. At the time of receipt, we record a corresponding liability within accrued expenses on the accompanying consolidated balance sheets. Such liabilities are summarized as “Pass-through payments” within Note 9 to these consolidated financial statements.

Restricted Cash

Cash that is subject to legal restrictions or is unavailable for general operating purposes is classified as restricted cash in the accompanying consolidated balance sheets. At March 31, 2019 and 2018, our restricted cash balances represent cash received to support refund payments to patients of certain customers.

Allowance for Doubtful Accounts

The allowance for doubtful accounts of $20,438 and $18,015 at March 31, 2019 and March 31, 2018, respectively, reflects the Joint Venture’s best estimate of losses inherent in the Joint Venture’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Capitalized Software Developed for Internal Use

The Joint Venture provides services to many of its customers using software developed for internal use. The costs that are incurred to develop such software are expensed as incurred during the preliminary project stage and

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

classified within research and development on the accompanying consolidated statements of operations. Once certain criteria have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and maintenance costs are expensed as incurred. Capitalized software costs are included in Other noncurrent assets, net in the accompanying consolidated balance sheets and are generally amortized over the estimated useful life of three years.

Capitalized Software Developed for Sale

Development costs for software developed for sale to external customers are capitalized once a project has reached the point of technological feasibility. Completed projects are amortized after reaching the point of general availability using the straight-line method based on an estimated useful life of approximately three years. At each balance sheet date, or earlier if an indicator of an impairment exists, the Joint Venture evaluates the recoverability of unamortized capitalized software costs based on estimated future undiscounted revenues net of estimated related costs over the remaining amortization period.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation, including that related to assets under capital lease, is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Expenditures for maintenance repair and renewals that extend the useful life of an asset are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets resulting from the Joint Venture’s and its predecessors’ acquisitions are accounted for using the acquisition method of accounting. Intangible assets with definite lives are amortized on a straight-line basis, at their inception, over the estimated useful lives of the related assets generally as follows:

Customer relationships	3-20 years
Tradenames	5-20 years
Non-compete agreements	3-5 years
Technology-based intangible assets	5-10 years

The Joint Venture assesses its goodwill for impairment annually (as of January 1 of each year) or whenever significant indicators of impairment are present. The Joint Venture first assesses whether it can reach a more likely than not conclusion that goodwill is not impaired via qualitative analysis alone. To the extent such a conclusion cannot be reached based on a qualitative assessment alone, the Joint Venture, using the assistance of a valuation specialist as appropriate, compares the fair value of each reporting unit to its associated carrying value. The Joint Venture will generally recognize an impairment charge for the amount, if any, by which the carrying amount of the reporting unit exceeds its fair value. The Joint Venture recognized no impairment in conjunction with its most recent goodwill impairment analysis.

Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Joint Venture recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Derivatives

Derivative financial instruments are used to manage the Joint Venture’s interest rate exposure. The Joint Venture does not enter into financial instruments for speculative purposes. Derivative financial instruments are accounted for and measured at fair value and recorded on the balance sheet. For derivative instruments that are designated and qualify as a cash flow hedge, the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (for example, in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). Receipts and payments under the derivative instruments are classified within cash flows from financing activities on the accompanying statements of cash flows.

Equity Compensation

Change Healthcare Inc. grants certain equity awards to employees and directors of the Joint Venture under the HCIT Holdings, Inc. 2009 Equity Incentive Plan (the “Equity Plan”). Because these equity awards have been granted to employees of Change Healthcare Inc.’s equity method investee, they are subject to the accounting framework for awards granted to non-employees. Under this framework, the Joint Venture ultimately measures the compensation for equity awards based on the fair value of such awards at the earlier of the performance commitment date or the date at which the Joint Venture employee’s performance is complete. Such awards are generally re-measured at fair value on a quarterly basis from the date of grant through the final measurement date. The fair value of such awards are recognized as assets or expense in the same period and in the same manner as if the Joint Venture had paid cash for the goods or services. The Joint Venture recognizes forfeitures as they occur.

Revenue Recognition

The Joint Venture generates most of its solutions revenue by using technology solutions (generally Software as a Service (“SaaS”)) to provide services to our customers that automate and simplify business and administrative functions for payers, providers and pharmacies and through the licensing of software, software systems (consisting of software, hardware and maintenance support) and content.

SaaS-based subscription, content licenses and transaction processing fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms. Revenue recognition begins on the service start date for fixed fee arrangements, on delivery for content licenses, and recognized as transactions are performed beginning on the service start date for per-transaction fee arrangements. Remote processing service fees are recognized monthly as the service is performed. Revenue cycle management outsourcing service revenue is generally based on a percentage of collections by the Company’s customers and recognized in the same period as the collections occur. Revenue for certain services (including eligibility and enrollment services) are subject to customer acceptance or collection by the Company’s customer and revenue in such circumstances is recognized upon such customer acceptance or resolution of collection contingencies.

Software systems are marketed under information systems agreements as well as service agreements. Perpetual software arrangements are recognized at the time of delivery, under the percentage-of-completion method if the arrangements require significant production, modification or customization of the software, or in certain instances under the completed contract method if reasonable estimates cannot be made. Contracts accounted for under the percentage-of-completion method are generally measured based on the ratio of labor hours incurred to date to total estimated labor hours to be incurred. Changes in estimates to complete and revisions in overall profit estimates on these contracts are charged to earnings in the period in which they are

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

determined. The Joint Venture accrues for contract losses if and when the current estimate of total contract costs exceeds total contract revenue. Software implementation fees are recognized as the work is performed or under the percentage-of-completion method for perpetual software. Hardware revenues are generally recognized upon delivery.

Revenue from time-based software license agreements is recognized ratably over the term of the agreement. Software implementation fees for time-based software licenses are recognized ratably over the software license term. Maintenance and support agreements are marketed under annual or multi-year agreements and are recognized ratably over the period covered by the agreements.

The Joint Venture records as revenue the gross amount it receives from customers for postage fees. Revenue is recorded on a gross basis because the Joint Venture is acting as a principal in the transaction as they establish pricing for such services, are the primary obligor to its customers and assume credit risk for amounts billed to its customers.

The Joint Venture excludes sales and use tax from revenue in the accompanying consolidated statements of operations.

The Joint Venture engages in multiple-element arrangements, which may contain any combination of software, hardware, implementation, SaaS-based offerings, consulting services or maintenance services. For multiple-element arrangements that do not include software, revenue is allocated to the separate elements based on their relative selling price and recognized in accordance with the revenue recognition criteria applicable to each element. Relative selling price is determined based on vendor specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”), if VSOE of selling price is not available, or estimated selling price, if neither VSOE of selling price nor TPE is available. For multiple-element arrangements accounted for in accordance with specific software accounting guidance when some elements are delivered prior to others in an arrangement and VSOE of fair value exists for the undelivered elements, revenue for the delivered elements is recognized upon delivery of such items. The Joint Venture establishes VSOE for hardware and implementation and consulting services based on the price charged when sold separately, and for maintenance services based on substantive renewal rates offered to customers. Revenue for the software element is recognized under the residual method only when fair value has been established for all of the undelivered elements in an arrangement. If fair value cannot be established for any undelivered element, all of the arrangement’s revenue is deferred until the delivery of the last element commences or until the fair value of the undelivered element is determinable. For multiple-element arrangements with both software elements and nonsoftware elements, arrangement consideration is allocated between the software elements as a whole and nonsoftware elements. The Joint Venture then further allocates consideration to the individual elements within the software group, and revenue is recognized for all elements under the applicable accounting guidance and our policies described above.

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenues in the accompanying consolidated balance sheets.

Foreign Currency Translation

The reporting currency of the Joint Venture and its subsidiaries is the U.S. dollar. The Joint Venture’s foreign subsidiaries generally consider their local currency to be their functional currency. Foreign currency-denominated assets and liabilities of these foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and revenue and expenses are translated at average exchange rates during the corresponding period, and equity accounts are primarily translated at historical exchange rates. Foreign currency translation

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

adjustments are included in Other comprehensive income (loss) in the accompanying consolidated statements of comprehensive income (loss), and the cumulative effect is included within members’ deficit in the accompanying consolidated balance sheets. Realized gains and losses from currency exchange transactions are recorded in sales, marketing, general and administrative expenses in the accompanying consolidated statements of operations. The Joint Venture releases cumulative translation adjustment from equity into net income as a gain or loss only upon complete or substantially complete liquidation of a controlling interest in a subsidiary or a group of assets within a foreign entity.

Income Taxes

The Joint Venture records deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities, as well as differences relating to the timing of recognition of income and expenses.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Joint Venture’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, reversing taxable temporary differences, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Joint Venture recognizes tax benefits for uncertain tax positions at the time the Joint Venture concludes that the tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The benefit, if any, is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the more likely than not standard, upon resolution through negotiation or litigation with the taxing authority or on expiration of the statute of limitations.

Warranties

In the normal course of business, the Joint Venture provides warranties regarding the performance of software and products it sells. The Joint Venture’s liability under these warranties is to bring the product into compliance with previously agreed upon specifications. For software products, this may result in additional project costs, which are reflected in our estimates used for the percentage of completion method of accounting for software installations services within these contracts. In addition, most of the Joint Venture’s customers who purchase software and automation products also purchase annual maintenance agreements. Revenues from these maintenance agreements are recognized on a straight-line basis over the contract period and the cost of servicing product warranties is charged to expense when claims become estimable. Accrued warranty costs were not material to the accompanying consolidated balance sheets.

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which replaces most prior general and industry specific revenue recognition guidance with a principles-based comprehensive revenue recognition framework. Under this revised framework, a company will recognize revenue to depict the transfer of

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

promised goods and services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The Joint Venture expects to adopt this update effective April 1, 2019.

While the Joint Venture continues to assess all potential impacts of adopting this new revenue standard on its consolidated financial statements, related disclosures, and necessary control and process changes, the Joint Venture has reached the following preliminary conclusions:

•

The Joint Venture expects the new revenue standard will not have a significant impact on the accounting for its Software as a Service (“SaaS”) and transaction processing services revenue streams. Revenue for SaaS solutions is currently recognized ratably over the contracted terms beginning on service start date, and transaction services revenue is recognized as transactions are processed beginning on the service start date.

•

The Joint Venture expects that postage revenue will continue to be recognized on a gross basis as the postage is a component of the print and mail performance obligation for which performance is controlled by the Joint Venture.

•

Revenue from certain contingent fee service arrangements is currently recognized when fees to be charged to the customer (which are based on a percentage of the customer’s savings or collections) become determinable (i.e., as fees are invoiced to the customer). Upon adoption of the new guidance, the Joint Venture expects that revenue for these arrangements will be recognized as the services are performed (i.e., in advance of when the uncertainty surrounding the customer’s savings or collections amounts are resolved), resulting in revenue for certain contingent fee service arrangements being accelerated as compared to the Joint Venture’s current accounting practice.

•

Revenue from time-based software and content license agreements is currently recognized ratably over the term of the agreement (“over time”). Upon adoption of the new guidance, the Joint Venture expects that a license component for certain time-based software and content licenses agreements will be recognized upon delivery to the customer (“point in time”), or in the case of software that requires significant production, modification or customization, recognized as the implementation work is performed. A non-license component (e.g., technical support) will be recognized over the respective contract terms (“over time”). The overall result will be that revenue recognition for a portion of revenue from certain time-based licenses will be accelerated as compared to the Joint Venture’s current accounting practice.

•

Direct and incremental costs to obtain contracts and certain setup costs are currently capitalized and amortized over the contractual period. Upon adoption of the new guidance, the Joint Venture expects that incremental costs to obtain contracts and qualifying costs to fulfill will be capitalized and amortized over the period of benefit with the net result of this change being an increase to capitalized contract costs on the balance sheet; these capitalized costs will be amortized and recognized as expense over an incrementally longer period of time than the Joint Venture’s current accounting practice.

•

Other areas the Joint Venture currently expects will be impacted by the new revenue standard include changes to the practice of deferring revenue based on specific software accounting rules under ASC 985-605, as well as the compilation of expanded qualitative and quantitative disclosures required under the new standard.

Entities have the option of adopting this new guidance using either a full retrospective or a modified retrospective method with the cumulative effect of applying the guidance recognized at the date of initial application. The Joint Venture currently anticipates adopting the new standard using the modified retrospective transition approach, which will result in a cumulative effect adjustment to increase retained earnings as of

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

April 1, 2019. While preliminary and subject to change as the implementation process is finalized, the Joint Venture expects the cumulative effect adjustment related to changes in the timing of revenue recognition to be less than five percent of total revenue for the year ended March 31, 2019 and the cumulative effect adjustment related to costs to obtain and fulfill contracts to be less than one percent of total operating expenses for the year ended March 31, 2019, both net of the related tax impacts. The Joint Venture will continue to perform analyses for the purpose of assessing a quantitative impact to the Joint Venture’s financial statements and disclosures through the filing of its first quarter financial statements after adoption.

In February 2016, the FASB issued ASU No. 2016-02, which generally requires that all lease obligations be recognized on the balance sheet at the present value of the remaining lease payments with a corresponding lease asset. As originally issued, the standard required that companies adopt the standard using the modified retrospective transition method and report a cumulative effect adjustment to the opening balance of retained earnings in the earliest comparative period presented. In July 2018, the FASB issued ASU No. 2018-11 which provides companies with the option to apply this cumulative effect adjustment to the opening balance of retained earnings in the period of adoption instead of the earliest comparative period presented. This update is scheduled to be effective for the Joint Venture beginning April 1, 2020, with early adoption permitted. The Joint Venture is currently assessing both the method of adoption and the potential effects this update may have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, as amended by ASU No. 2018-19, which requires that a financial asset (or group of financial assets) measured at amortized cost be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. This update is scheduled to be effective for the Joint Venture beginning April 1, 2021, with early adoption permitted beginning April 1, 2019. The Joint Venture is currently assessing the potential effects this update may have on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 (“Tax Legislation”). The Joint Venture expects to adopt this update effective April 1, 2019. Because the Joint Venture does not separately report components of members’ deficit, the Joint Venture expects the adoption of this update to affect only the disclosure of accumulated comprehensive income.

In June 2018, the FASB issued ASU No. 2018-07, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Among other provisions, the measurement date for awards to nonemployees will change from the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which performance is complete under the existing guidance to the grant date under this update. The update is expected to be effective for the Joint Venture beginning April 1, 2019. Because the Joint Venture’s equity-based compensation is subject to remeasurement at fair value each quarter under existing authoritative literature, the Joint Venture does not expect a material effect to members’ deficit upon the adoption of this update.

In August 2018, the FASB issued ASU No. 2018-13, which modifies the disclosure requirements related to fair value measurements based on the FASB Concepts Statements. This update eliminates certain disclosures, modifies others and, in certain cases, requires additional disclosures. This update is effective for the Joint Venture beginning April 1, 2020, with earlier adoption permitted. The Joint Venture is currently assessing the potential effects this update may have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

capitalizing implementation costs incurred to develop or obtain internal-use software. This update also requires that the effects of such capitalized costs be classified in the same respective caption of the statement of operations, balance sheet and cash flows as the underlying hosting arrangement. Upon adoption, a company may elect to either retrospectively restate each prior reporting period or apply the update prospectively to all implementation costs incurred after the effective date. This update is scheduled to be effective for the Joint Venture beginning April 1, 2020, with early adoption permitted. The Joint Venture is currently assessing both the method of adoption and the potential effects this update may have on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, which adds the Overnight Index Swap rate based on the Secured Overnight Financing Rate as a benchmark interest rate for hedging purposes. This update is scheduled to be effective for the Joint Venture beginning April 1, 2019. The Joint Venture does not expect the adoption of this update to have a material effect on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In April 2018, the Joint Venture adopted FASB ASU No. 2017-12, which significantly changed the framework by which hedge accounting is recognized, presented, and disclosed in the financial statements. Specifically, this update aligns risk management with the related financial reporting by permitting hedging of the contractually specified component or interest rate in the arrangement and requiring that an entity present the earnings effect of the hedging instrument in the same income statement caption in which the earnings effect of the hedged item is reported. Additionally, this update includes other simplifications of the hedge accounting guidance. These additional simplifications include the ability to continually evaluate hedge effectiveness using a qualitative approach as well as permitting certain simplifying assumptions when evaluating a “critical terms match” method of effectiveness. The Joint Venture adopted this update using the modified retrospective transition method, which in the Joint Venture’s circumstances, resulted in the elimination, through a cumulative effect adjustment of each affected component of members’ deficit, of all prior cumulative ineffectiveness in cash flow hedges existing at the adoption date. However, because the Joint Venture’s financial statements do not separately classify the components of members’ deficit, the effect of this cumulative effect adjustment is limited to the separate disclosure in Note 22 related to accumulated comprehensive income (loss).

In April 2018, the Joint Venture adopted FASB ASU No. 2016-01, which generally requires that equity investments (other than those that qualify for the equity method of accounting or require consolidation) be measured at fair value with changes in fair value recognized in net income. In addition, this update eliminates certain existing disclosure requirements and simplifies the impairment assessment of equity securities without readily determinable fair values. The adoption of this update had no effect on the Joint Venture’s consolidated financial statements.

In April 2018, the Joint Venture adopted ASU No. 2017-01, which provides a screen to determine when an integrated set of assets and activities represents a business. Specifically, this update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of assets and activities is not a business. The adoption of this update had no effect on the Joint Venture’s consolidated financial statements.

In January 2019, the Joint Venture adopted a final rule issued by the SEC that amends certain of its disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other SEC disclosure requirements, or changes in the information environment. This rule reduces or eliminates disclosures in most circumstances but, in one instance, requires the disclosure of changes in stockholders’ equity be presented for each interim period presented. The adoption of this update had no material effect on the Joint Venture’s consolidated financial statements.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

3. Concentration of Credit Risk

The Joint Venture’s revenue and accounts receivable are primarily generated by customers in the healthcare provider sector in the United States. Changes in economic conditions, government regulations or demographic trends, among other matters, in the United States could adversely affect the Joint Venture’s revenue and results of operations.

The Joint Venture maintains its cash and cash equivalent balances in either insured depository accounts or money market mutual funds. The money market mutual funds are limited to investments in low-risk securities such as United States or government agency obligations, or repurchase agreements secured by such securities.

4. Business Combinations

In January 2018, the Joint Venture acquired all of the equity interests of National Decision Support Company, LLC (“NDSC”), a provider of cloud-based solutions that deliver medical guidelines to the point-of-care directly through electronic health record systems.

Prior to the acquisition, the Joint Venture had prepaid royalties related to the use of an NDSC product. In connection with the acquisition, this pre-existing relationship was effectively settled by increasing the amount of the consideration transferred by the amount of the prepaid royalty asset.

The following table summarizes information related to this acquisition.

NDSC
Total Consideration Fair Value at Acquisition Date:
Cash paid at closing	$101,237
Settlement of preexisting relationship	6,000
Contingent consideration	3,900
Other	(226)

$110,911

Allocation of the Consideration Transferred:
Cash	$6,717
Accounts receivable	3,732
Prepaid expenses and other current assets	198
Property and equipment	166
Identifiable intangible assets:
Tradename (life 20 years)	4,000
Customer relationships (life 10 years)	9,300
Technology (life 10 years)	10,800
Other assets	568
Goodwill	83,131
Accounts payable	(298)
Accrued expenses and other current liabilities	(7,403)

Total consideration transferred	$110,911

Acquisition costs in sales, marketing, general and administrative expense:
For the year ended March 31, 2019	$—
For the year ended March 31, 2018	$731

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

NDSC
Other Information:
Gross contractual accounts receivable	$3,732
Amount not expected to be collected	$—
Goodwill expected to be deductible for tax purposes	$83,131
Contingent Consideration Information:
Contingent consideration range	$0 to $20,000
Measurement period	January 1, 2018 to December 31, 2020
Basis of measurement	Revenue performance, subject to minimum margin
Type of measurement	Level 3
Key assumptions at the acquisition date:
Range of annual revenue performance	$22,500-$66,100
Expected payment date(s)	2018-2020
Discount rate(s)	6.25%
Increase (decrease) to net income (loss):
For the year ended March 31, 2019	$(809)
For the year ended March 31, 2018	$—

As a result of the Joint Venture receiving new information during the year ended March 31, 2019, the Joint Venture updated the fair value of identifiable intangible assets and accrued expenses during the period which resulted in a decrease in goodwill of $5,793 from amounts provisionally reported at March 31, 2018.

The Joint Venture generally recognizes goodwill attributable to the assembled workforce and expected synergies among the operations of the acquired entities and the Joint Venture’s existing operations. In the case of the Joint Venture’s acquisitions of operating companies, synergies generally have resulted from the elimination of duplicative facilities and personnel costs and cross selling opportunities among the Joint Venture’s existing customer base. Goodwill is generally deductible for federal income tax purposes when a business combination is treated as an asset purchase. Goodwill is generally not deductible for federal income tax purposes when the business combination is treated as a stock purchase.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Sale of Extended Care Business

In July 2018, certain affiliates of the Joint Venture sold all of the membership interests of Barista Operations, LLC (the “Extended Care Business”) (a component of the software and analytics reportable segment) for net cash proceeds of $159,871, subject to certain post-closing adjustments, including for working capital. At June 30, 2018, in connection with this transaction, the Joint Venture reclassified the assets and liabilities below as assets of business held for sale and liabilities of business held for sale, respectively.

June 30, 2018
Assets
Accounts receivable, net of allowance for doubtful accounts	$8,050
Prepaid expense and other current assets	587
Property and equipment, net	1,594
Goodwill	50,535
Other noncurrent assets, net	6,050

Assets of business held for sale	$66,816

Liabilities
Drafts and accounts payable	$1,072
Accrued expenses	716
Deferred revenues	15,226
Other long-term liabilities	739

Liabilities of business held for sale	$17,753

The Joint Venture recognized a gain on this disposal transaction which has been separately classified on the face of the accompanying consolidated statements of operations.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets generally includes items for which the Joint Venture has paid the related vendor or supplier in advance of receiving the related service. Prepaid expenses and other at March 31, 2019 and 2018, consisted of the following:

	March 31, 2019	March 31, 2018
Prepaid expenses	$112,550	$108,519
Inventory	8,600	9,474
Notes and other receivables	29,470	13,219
Other current assets	21,447	14,945

Total prepaid expenses and other current assets	$172,067	$146,157

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

6. Property and Equipment

Property and equipment as of March 31, 2019 and 2018, consisted of the following:

	March 31, 2019	March 31, 2018
Land	$7,638	$7,638
Buildings and leasehold improvements	143,502	138,005
Computer equipment	241,060	209,593
Production equipment	27,780	33,740
Office equipment, furniture and fixtures	67,957	59,923
Construction in process	49,523	26,474

	537,460	475,373
Less accumulated depreciation	(340,197)	(307,873)

Property and equipment, net	$197,263	$167,500

Depreciation expense was $45,034, $39,855 and $4,280 for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

7. Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill for the indicated periods:

	Software and Analytics	Network Solutions	Technology-enabled Services	Total
Balance at June 17, 2016 (inception)	$—	$—	$—	$—
Carrying value of contributed goodwill	1,818,957	907,517	522,245	3,248,719

Balance at March 31, 2017	$1,818,957	$907,517	$522,245	$3,248,719
Acquisitions	88,924	—	—	88,924
Effects of foreign currency	6,515	—	—	6,515
Other	—	675	—	675

Balance at March 31, 2018	$1,914,396	$908,192	$522,245	$3,344,833

Dispositions	(50,535)	—	—	(50,535)
Effects of foreign currency	(6,672)	(117)	—	(6,789)
Reclassification	85,000	(85,000)	—	—
Other	(5,793)	2,550	—	(3,243)

Balance at March 31, 2019	$1,936,396	$825,625	$522,245	$3,284,266

As a result of a business reorganization (see Note 21), the Joint Venture reallocated $85,000 of goodwill from the network solutions reportable segment to the software and analytics reportable segment.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Intangible assets subject to amortization at March 31, 2019 consisted of the following:

	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	8.1	$2,248,409	$(985,097)	$1,263,312
Technology-based intangible assets	4.6	348,491	(307,916)	40,575
Tradenames and other	9.3	39,753	(23,479)	16,274

Total		$2,636,653	$(1,316,492)	$1,320,161

Intangible assets subject to amortization as of March 31, 2018 consisted of the following:

	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	11.0	$2,242,210	$(861,017)	$1,381,193
Non-compete agreements	0.6	24,190	(19,539)	4,651
Technology-based intangible assets	4.4	344,660	(295,022)	49,638
Tradename and other	9.5	41,411	(22,051)	19,360

Total		$2,652,471	$(1,197,629)	$1,454,842

Amortization expense was $146,549, $174,119 and $16,582 for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Aggregate future amortization expense for intangible assets is estimated to be:

2020	$134,758
2021	127,236
2022	117,237
2023	109,047
2024	105,505
Thereafter	726,378

$1,320,161

8. Other Noncurrent Assets, Net

Other noncurrent assets as of March 31, 2019 and 2018 consisted of the following:

	March 31, 2019	March 31, 2018
Deferred tax asset- noncurrent	$40,814	$34,738
Capitalized software developed for sale, net	44,115	48,826
Capitalized software developed for internal use, net	246,557	166,616
Prepaid assets	41,238	42,294
Investments in business	15,500	—
Deferred loan costs	7,292	9,792
Interest rate cap agreements	—	11,127
Other noncurrent assets	26,469	18,647

Total other noncurrent assets, net	$421,985	$332,040

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Amortization expense for capitalized software developed for internal use was $86,437, $64,389 and $5,686 for the years ended March 31, 2019 and 2018 and for the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Changes in the carrying amount of capitalized software developed for sale, net, which is included in Other noncurrent assets in the accompanying consolidated balance sheet, were as follows:

	March 31, 2019	March 31, 2018
Balance at beginning of period	$48,826	$45,272
Amounts capitalized	14,771	21,096
Amortization expense	(14,674)	(18,303)
Disposal of Extended Care Business	(4,077)	—
Other	(731)	761

Balance at end of year	$44,115	$48,826

9. Accrued Expenses

Accrued expenses generally represent items for which the Joint Venture has received a service from a vendor in advance of being invoiced for that service. Accrued expenses as of March 31, 2019 and 2018 consisted of the following:

	March 31, 2019	March 31, 2018
Customer deposits	$43,359	$35,911
Accrued compensation	107,949	113,903
Accrued outside services	28,933	28,614
Accrued insurance	15,928	12,688
Accrued income, sales and other taxes	21,823	13,936
Accrued interest	7,071	6,877
Interest rate cap agreements	2,160	—
Pass-through payments	7,873	6,498
Other accrued liabilities	81,083	85,902

Total accrued expenses	$316,179	$304,329

10. Long-Term Debt

The Joint Venture’s long-term indebtedness is comprised of a senior secured term loan facility (the “Term Loan Facility”), a revolving credit facility (the “Revolving Facility”; together with the Term Loan Facility, the “Senior Credit Facilities”), and 5.75% senior notes due 2025 (the “Senior Notes”).

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Long-term debt as of March 31, 2019 and 2018, consisted of the following:

	March 31, 2019	March 31, 2018
Senior Credit Facilities
$5,100 million Term Loan Facility, due March 1, 2024, net of unamortized discount of $91,095 and $107,670 at March 31, 2019 and March 31, 2018, respectively (effective interest rate of 5.49%)	$4,804,905	$4,941,330
$500 million Revolving Facility, expiring March 1, 2022, and bearing interest at a variable interest rate	—	—
Senior Notes
$1,000 million 5.75% Senior Notes due March 1, 2025, net of unamortized discount of $20,095 and $22,843 at March 31, 2019 and March 31, 2018, respectively (effective interest rate of 6.15%)	979,905	977,157
Other	5,129	2,393
Less current portion	(2,789)	(53,393)

Long-term debt	$5,787,150	$5,867,487

Senior Credit Facilities

The Senior Credit Facilities provide the Joint Venture with the right at any time to request additional term loan tranches and/or term loan increases, increases in the revolving commitments and/or additional revolving credit facilities up to the sum of (i) (a) the greater of (I) $1,080.0 million and (II) an amount equal to 100.0% of EBITDA for the most recently ended four consecutive fiscal quarter period in respect of which financial statements are available, plus (b) certain voluntary prepayments, repurchases, redemptions and other retirements of indebtedness and commitments under our Senior Credit Facilities, incremental equivalent debt, and refinancings thereof, plus (ii) an additional aggregate amount such that, after giving pro forma effect to such incurrence, (x) if such additional amounts are secured on a pari passu basis with the first lien obligations under our Senior Credit Facilities, our consolidated first lien net leverage ratio does not exceed 4.90 to 1.00, (y) if such additional amounts are secured on a junior lien basis to the first lien obligations under our Senior Credit Facilities, our consolidated secured net leverage ratio does not exceed 5.75 to 1.00 and (z) if such additional amounts are unsecured, either (I) our consolidated total net leverage ratio does not exceed 6.00 to 1.00 or (II) the Joint Venture could incur at least $1.00 of additional indebtedness under a consolidated interest coverage ratio test under our Senior Credit Facilities of 2.00 to 1.00. The lenders under the Senior Credit Facilities will not be under any obligation to provide any such incremental commitments or loans, which are uncommitted, and any such addition of or increase in commitments or loans will be subject to obtaining commitments and certain customary conditions precedent set forth in the Joint Venture’s Senior Credit Facilities. The applicable margin for loans under the Term Loan Facility is subject to reduction from and after a Qualified IPO (as defined in the Senior Credit Facilities).

Borrowings under the Senior Credit Facilities bear interest at a rate equal to, at the Joint Venture’s option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (which is subject, solely in the case of the Term Loan Facility, to a floor of 1.00% per annum and, solely in the case of the Revolving Facility, to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as publicly announced by the administrative agent as its prime rate, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (which may be subject, solely in the case of the Term Loan Facility, to a floor of 2.00% per annum), in each case, plus an applicable margin. The applicable margin for loans under the Revolving Facility is subject to

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

reduction after the completion of the Joint Venture’s first full fiscal quarter after the closing of its Senior Credit Facilities based upon its consolidated first lien net leverage ratio as well as following a Qualified IPO.

In addition to paying interest on outstanding principal under the Senior Credit Facilities, the Joint Venture is required to pay a commitment fee of 0.375% per annum to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder. The Joint Venture must also pay customary letter of credit fees and an annual administrative agency fee.

The Senior Credit Facilities requires the Joint Venture to prepay outstanding term loans, subject to certain exceptions, with:

•

50% of the Parent Borrower’s (as defined in the Senior Credit Facilities) annual Excess Cash Flow (as defined in the Senior Credit Facilities) commencing with the first full fiscal year completed after the closing of the Senior Credit Facilities (which percentage will be reduced to 25% and 0% if the Joint Venture achieves and maintain (as of the end of the applicable fiscal year) specified consolidated first lien net leverage ratios), subject to certain credits and exceptions;

•

100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of property, including insurance condemnation proceeds (which percentage will be reduced to 50%, 25% and 0% if the Joint Venture achieves and maintain specified consolidated first lien net leverage ratios), subject to certain exceptions, in excess of a minimum amount threshold set forth in the Senior Credit Facilities and subject to our right to reinvest the proceeds within a time period set forth in the Senior Credit Facilities; and

•

100% of the net cash proceeds of any incurrence of debt by the borrowers or their restricted subsidiaries, other than proceeds from debt permitted to be incurred by the terms of the Senior Credit Facilities.

The foregoing mandatory prepayments will be applied, subject to certain exceptions, to the term loans outstanding under the Senior Credit Facilities then outstanding as directed by the Parent Borrower.

The Joint Venture may voluntarily, in minimum amounts set forth in the Senior Credit Facilities, repay outstanding loans or reduce outstanding commitments under the Senior Credit Facilities at any time without premium or penalty, subject to reimbursements of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings prior to the last day of the relevant interest period. The foregoing voluntary prepayments may be applied to the scheduled installments of principal of the Term Loan Facility in such order as the Parent Borrower shall direct and applied to any class of loans under the Senior Credit Facilities as the Parent Borrower shall direct.

The Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Term Loan Facility outstanding as of the date of the closing of the Senior Credit Facilities, with the balance being payable at maturity. Principal amounts outstanding under the Revolving Facility are due and payable in full at maturity.

All obligations of the borrowers under the Senior Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the borrowers or any of their restricted subsidiaries and that, in either case, are provided by any agent or lender party to the Senior Credit Facilities or any of their respective affiliates, are unconditionally guaranteed by all material wholly owned direct and indirect domestic restricted subsidiaries of the borrowers and by the direct parent of the Parent Borrower, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in adverse tax consequences.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

All obligations of the borrowers under the Senior Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the borrowers or any of their restricted subsidiaries and that, in either case, are provided by any lender or agent party to the Senior Credit Facilities or any of their respective affiliates, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrowers and each guarantor, including but not limited to: (i) a perfected pledge of all of the capital stock issued by the parent borrower and each direct wholly owned domestic restricted subsidiary of the borrowers or any subsidiary guarantor (subject to certain exceptions) and up to 65% of the capital stock issued and outstanding by each direct wholly owned foreign restricted subsidiary of the borrowers or any subsidiary guarantor (subject to certain exceptions) and (ii) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material owned real property of the borrowers and the subsidiary guarantors (subject to certain exceptions and exclusions).

The Senior Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Joint Venture’s ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	make investments, acquisitions, loans or advances;

•	pay dividends and distributions or repurchase our capital stock;

•	prepay redeem, or repurchase any subordinated indebtedness;

•

enter into agreements which limit the Joint Venture’s ability to incur liens on our assets for the benefit of the Senior Credit Facilities or that restrict the ability of non-guarantor restricted subsidiaries to pay dividends or make other payments to the Joint Venture;

•	enter into certain transactions with our affiliates; and

•	change the passive holding company status of the direct parent of the Parent Borrower.

In addition, with respect to the Revolving Facility, the documentation governing the Senior Credit Facilities requires the Joint Venture to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio only if, as of the last day of any fiscal quarter, revolving loans under the Revolving Facility (including swing-line loans, but excluding undrawn letters of credit up to $100.0 million and other letters of credit that have been cash-collateralized or otherwise backstopped) are outstanding in an aggregate amount greater than 35% of the total commitments under the Revolving Facility at such time. The financial maintenance covenant is subject to customary equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the Revolving Facility. The Senior Credit Facilities will also contain, in addition to the negative covenants described above, certain customary affirmative covenants and events of default, including upon a change of control.

As of March 31, 2019, the Joint Venture was in compliance with all of the applicable covenants under the Senior Credit Facilities.

Senior Notes

The Senior Notes bear interest at an annual rate of 5.75% with interest payable semi-annually on March 1 and September 1 of each year and mature on March 1, 2025.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

The Joint Venture may redeem the Senior Notes, in whole or in part, at any time on or after March 1, 2020 at the applicable redemption price, plus accrued and unpaid interest.

At any time prior to March 1, 2020, the Joint Venture may, at its option and on one or more occasions, redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price equal to 105.75% of the aggregate principal amount, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings. At any time prior to March 1, 2020, the Joint Venture may redeem the Senior Notes, in whole or in part, at its option and on one or more occasions, at a redemption price equal to 100% of the principal amount, plus an “applicable premium”, as defined in the governing Senior Credit Facilities, and accrued and unpaid interest.

If the Joint Venture experiences specific kinds of changes in control, it must offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

The Senior Notes are senior unsecured obligations and rank equally in right of payment with all of the Joint Venture’s existing and future indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The Joint Venture’s obligations under the Senior Notes are guaranteed on a senior basis by all of its existing and subsequently acquired or organized wholly-owned United States restricted subsidiaries that guarantee the Senior Credit Facilities. The Senior Notes and the related guarantees are effectively subordinated to the Joint Venture’s existing and future secured obligations and that of its affiliate guarantors to the extent of the value of the collateral securing such obligations, and are structurally subordinated to all existing and future indebtedness and other liabilities of any of the Joint Venture’s subsidiaries that do not guarantee the Senior Notes.

The indenture governing the Senior Notes (the “Indenture”) contains customary covenants that restrict the ability of the Joint Venture and its restricted subsidiaries, subject to certain exceptions, to:

•	pay dividends on capital stock or redeem, repurchase or retire capital stock of the Joint Venture;

•	incur additional indebtedness or issue certain capital stock;

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries;

•	prepay subordinated debt;

•	engage in certain transactions with affiliates; and

•	enter into agreements restricting the subsidiaries’ ability to pay dividends.

The Indenture also contains certain customary affirmative covenants and events of default.

As of March 31, 2019, the Joint Venture was in compliance with all of the applicable covenants under the Senior Notes.

Other

From time to time, the Joint Venture enters into deferred financing arrangements with certain vendors. The obligations under such arrangements are recorded at the present value of the scheduled payments. Such future payments totaled approximately $5,129 at March 31, 2019.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Aggregate Future Maturities

The aggregate amounts of future maturities under long-term debt arrangements are as follows:

2020	$2,789
2021	2,340
2022	51,000
2023	51,000
2024	4,794,000
Thereafter	1,000,000

$5,901,129

11. Interest Rate Cap Agreements

Risk Management Objective of Using Derivatives

The Joint Venture is exposed to certain risks arising from both its business operations and economic conditions. The Joint Venture principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Joint Venture manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. Specifically, the Joint Venture enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Joint Venture’s derivative financial instruments are used to manage differences in the amount, timing and duration of the Joint Venture’s known or expected cash receipts and its known or expected cash payments principally related to the Joint Venture’s borrowings.

Cash Flow Hedges of Interest Rate Risk

The Joint Venture’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Joint Venture primarily uses interest rate cap agreements as part of its interest rate risk management strategy.

In March 2016 and 2017, Legacy CHC and the Joint Venture, respectively, executed annuitized interest rate cap agreements with a combined notional amount of $650,000 and $750,000, respectively, to limit the exposure of the variable component of interest rates under the then existing term loan facility or future variable rate indebtedness, each beginning in March 2017 and expiring in March 2020. In August 2018, the Joint Venture executed additional annuitized interest rate cap agreements with notional amounts of $500,000 and $1,500,000, respectively, to limit the exposure of the variable component of interest rates under the term loan facility or future variable rate indebtedness to a maximum of 1.0%. The $500,000 interest rate cap agreement began effective August 31, 2018 and expires March 31, 2020. The $1,500,000 interest rate cap agreement begins effective March 31, 2020 and expires December 31, 2021.

As of March 31, 2019, each of the Joint Venture’s outstanding interest rate cap agreements was designated as a cash flow hedge of interest rate risk and was determined to be highly effective.

Following the adoption of ASU 2017-12, all changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Joint Venture’s variable-rate debt. During the twelve months subsequent to March 31, 2019, the Joint Venture’s estimates that $19,821 will be reclassified as an increase to interest expense.

The following table summarizes the fair value of the Joint Venture’s derivative instruments at March 31, 2019 and 2018:

	Fair Values of Derivative Financial Instruments Asset (Liability)
Derivative financial instruments designated as hedging instruments:	Balance Sheet Location	March 31, 2019	March 31, 2018
Interest rate cap agreements	Prepaid and other current assets	$8,766	$6,062
Interest rate cap agreements	Other noncurrent assets, net	$—	$11,127
Interest rate cap agreements	Accrued expenses	$(2,160)	$—
Interest rate cap agreements	Other long-term liabilities	$(16,846)	$—

		$(10,240)	$17,189

Tabular Disclosure of the Effect of Derivative Instruments on the Statement of Operations

The effect of the derivative instruments on the accompanying consolidated statements of operations for the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, is summarized in the following table:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Derivative financial instruments in cash flow hedging relationships:
Gain/ (loss) related to effective portion of derivative financial instruments recognized in other comprehensive income (loss)	$(19,975)	$10,604	$(3,015)

Gain/ (loss) related to effective portion of derivative financial instruments reclassified from accumulated other comprehensive income (loss) to interest expense	$(5,925)	$1,110	$(3)

Gain/ (loss) related to ineffective portion of derivative financial instruments recognized in interest expense	$—	$1,073	$554

Credit Risk-related Contingent Features

The Joint Venture has agreements with each of its derivative counterparties that contain a provision where if the Joint Venture defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Joint Venture also could be declared in default on its derivative obligations.

As of March 31, 2019, the termination value of derivative financial instruments in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, was $11,185. If the Joint

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Venture had breached any of these provisions at March 31, 2019, the Joint Venture could have been required to settle its obligations under the agreements at this termination value. The Joint Venture does not offset any derivative financial instruments, and the derivative financial instruments are not subject to collateral posting requirements.

12. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Joint Venture’s assets and liabilities that are measured at fair value on a recurring basis consist of the Joint Venture’s derivative financial instruments and contingent consideration obligations. The tables below summarize these items as of March 31, 2019 and 2018, aggregated by the level in the fair value hierarchy within which those measurements fall.

Description	Balance at March 31, 2019	Quoted in Markets Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate cap agreements	$(10,240)	$—	$(10,240)	$—
Contingent consideration obligations	(3,091)	—	—	(3,091)

Total	$(13,331)	$—	$(10,240)	$(3,091)

Description	Balance at March 31, 2018	Quoted in Markets Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate cap agreements	$17,189	$—	$17,189	$—
Contingent consideration obligations	(4,000)	—	—	(4,000)

Total	$13,189	$—	$17,189	$(4,000)

The valuation of the Joint Venture’s derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair value of the interest rate cap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments) using the overnight index swap rate as the discount rate.

The Joint Venture incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Joint Venture has considered the impact of netting and any applicable credit enhancements and measures the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although the Joint Venture has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs to evaluate the likelihood of default by itself and by its counterparties. As of March 31, 2019, the Joint Venture determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Joint Venture determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

The valuation of the Joint Venture’s contingent consideration obligations was determined using a discounted cash flow method that involved a Monte Carlo simulation. This analysis reflects the contractual terms of the purchase agreements (e.g., minimum and maximum payments, length of earn-out periods, manner of calculating any amounts due, etc.) and utilizes assumptions with regard to future cash flows that were determined using a Monte Carlo simulation which were then discounted to present value using an appropriate discount rate. Significant increases with respect to assumptions as to future revenue would have resulted in a higher fair value measurement while an increase in the discount rate would have resulted in a lower fair value measurement.

The table below presents a reconciliation of the fair value of the liabilities that use significant unobservable inputs (Level 3):

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Balance at beginning of period	$(4,000)	$—	$—
Adjustment of provisional amounts	100	—	—
Issuance of contingent consideration	—	(4,000)	—
Gain/ (loss) included in contingent consideration	809	—	—

Balance at end of period	$(3,091)	$(4,000)	$—

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

In connection with the combining of the businesses in connection with the Transactions, the Joint Venture identified certain redundancies among the combined software and analytics segment product portfolio. In one such instance, one of the contributed businesses’ software products had been fully developed and in the other further development would be required. As a result, the Joint Venture determined to cease future development of this redundant internal use software product and recognized an impairment charge to reduce the carrying value of the asset, previously classified within Other noncurrent assets on the accompanying consolidated balance sheet, to zero in March 2017. Additionally, because this abandoned software project included a license that required annual maintenance expenditures for future years for which the Joint Venture does not expect to derive any economic benefit, the Joint Venture recognized a liability for this exit cost with a fair value of $19,137 at March 1, 2017 (total expected remaining payments of $22,913). This fair value (a Level 3 measurement) was determined by use of a discounted cash flow model and an assumed discount rate of 7.75% which was based upon a spread above the rate underlying the Joint Venture’s senior notes. The related losses have been included with the Impairment of long-lived assets and related costs caption within the accompanying consolidated statement of operations.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Assets and Liabilities Measured at Fair Value upon Initial Recognition

The carrying amount and the estimated fair value of financial instruments held by the Joint Venture as of March 31, 2019 and 2018, were:

	March 31, 2019		March 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$47,718	$47,718	$48,899	$48,899
Accounts receivable	$759,502	$759,502	$705,544	$705,544
Senior Credit Facilities (Level 2)	$4,804,905	$4,834,800	$4,941,330	$5,010,495
Senior Notes (Level 2)	$979,905	$990,000	$977,157	$985,000

The carrying amounts of cash equivalents and accounts receivable approximate fair value because of their short-term maturities. The fair value of long-term debt is based upon market quotes and trades by investors in partial interests of these instruments.

Investments in Businesses

In December 2018, the Joint Venture purchased $15,000 of preferred shares of a health care company and $500 of shares in a related company holding certain intellectual property, each of which is classified within Other noncurrent assets, net on the accompanying consolidated balance sheets. Because this investment has no readily determinable fair value, the Joint Venture measures this investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

13. Commitments

Lease Commitments

The Joint Venture recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term including reasonably assured renewal periods from the time that the Joint Venture controls the leased property.

The Joint Venture leases its offices and other facilities under operating lease agreements that expire at various dates through 2029. Future minimum lease commitments under these non-cancellable lease agreements as of March 31, 2019 were as follows:

2020	$39,135
2021	31,003
2022	26,666
2023	18,196
2024	10,209
Thereafter	15,789

Total minimum lease payments	$140,998

The Joint Venture expects to receive $4,122 of minimum rentals in the future under noncancelable subleases as of March 31, 2019. Total rent expense for all operating leases was $49,357, $54,367 and $4,267 for the years ended March 31, 2019 and 2018 and for the period from June 17, 2016 (inception) to March 31, 2017.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Other Commitments

In February 2018, the Joint Venture, through one of its wholly-owned subsidiaries, entered into an Amended and Restated Master Services Agreement (the “Agreement”) with Wipro, LLC and Wipro Limited (jointly, “Wipro”). The term of the Agreement is ten years, with the Joint Venture having three one-year renewal options. The Joint Venture has committed to purchase services from Wipro through the initial ten-year term of the Agreement (the “Minimum Commitment”) in an aggregate amount of $1 billion. Under the Agreement, Wipro will globally provide the Joint Venture with professional services for information technology (including infrastructure, application development and maintenance), business process outsourcing, call center services and similar services. As the Joint Venture orders specific services under the Agreement the parties will execute Statements of Work describing the specific scope of the services to be performed by Wipro. The amount of the Minimum Commitment may be reduced on the occurrence of certain events, some of which also provide the Joint Venture the right to terminate the Agreement. If the Joint Venture has not fully satisfied the Minimum Commitment (as reduced) by the end of the initial ten-year term, it is required to pay Wipro 25% of the shortfall.

In connection with the Agreement, the Joint Venture expects to incur significant severance costs related to the transition of services currently performed by the Joint Venture to Wipro. However, pending execution of future Statements of Work, the Joint Venture cannot reliably estimate the timing or amount of such future severance costs. Accordingly, the Joint Venture’s balance sheet reflects no accrual for such costs associated with the Agreement.

14. Legal Proceedings

In addition to commitments and obligations in the ordinary course of business, the Joint Venture is subject to various claims with customers and vendors, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of its business.

Government Subpoenas and Investigations

From time to time, the Joint Venture receives subpoenas or requests for information from various government agencies. The Joint Venture generally responds to such subpoenas and requests in a cooperative, thorough and timely manner. These responses sometimes require time and effort and can result in considerable costs being incurred by the Joint Venture. Such subpoenas and requests also can lead to the assertion of claims or the commencement of civil or criminal legal proceedings against the Joint Venture and other members of the health care industry, as well as to settlements.

Other Matters

Additionally, in the normal course of business, the Joint Venture is involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Joint Venture does not believe that it is reasonably possible that their outcomes will have a material adverse effect on the Joint Venture’s consolidated financial position, results of operations or liquidity.

15. Members’ Deficit

The Third Amended and Restated Limited Liability Company Agreement of the Joint Venture entered into at the time of the Transactions among the McKesson Members (as defined in the LLC Agreement), the Joint Venture, certain subsidiaries of the Joint Venture and Change Healthcare Inc. (the “LLC Agreement”) governs the rights and obligations of the McKesson Members and Change Healthcare Inc. in their roles as members of the Joint Venture and owners of the Units (as defined in the LLC Agreement).

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Board

Except as expressly provided in the LLC Agreement, the management of the business and affairs of the Joint Venture are vested in a board of directors (the “Board”) comprised of not more than ten members. Each of the McKesson Members, on the one hand, and Change Healthcare Inc., on the other hand, is entitled to designate up to four directors of the Board, of whom three directors may be employees or affiliates of the designating member, and one director may not be an employee or affiliate of the designating member and must otherwise be independent of the Joint Venture. The ninth director on the Board will be the Joint Venture’s chief executive officer and the tenth director on the Board will be an independent director that is mutually designated by the McKesson Members and Change Healthcare Inc. The number of Board designees of the McKesson Members and Change Healthcare Inc. is subject to reduction based on the Units ownership level of the corresponding Joint Venture member. Neither the McKesson Members nor Change Healthcare Inc. shall have the right to designate any directors to the Board once their respective ownership of Units drops below 10% of the Units then outstanding.

Approval Rights of the Members

Pursuant to the LLC Agreement, certain actions by the Joint Venture will require the prior written consent of both the McKesson Members and Change Healthcare Inc. These matters include, without limitation: (i) materially changing the line of business of the Joint Venture; (ii) the appointment, removal or replacement of the Joint Venture’s chief executive officer or chairman of the Board; (iii) approving the Joint Venture’s annual operating plan and budget; (iv) entering into certain material agreements, including affiliate transactions (subject to certain exceptions); (v) declaring or paying any dividend, redeeming or repurchasing equity securities or issuing or authorizing the issuance of equity securities of the Joint Venture; (vi) incurring indebtedness (subject to certain exceptions); (vii) a change of control of the Joint Venture, or the sale, lease or disposal of assets of the Joint Venture outside the ordinary course of business (other than expressly permitted by the LLC Agreement including pursuant to drag along rights set forth therein); (viii) any initial public offering, other than a Qualified IPO (as defined below); (ix) terminating, liquidating or dissolving the Joint Venture; and (x) any amendment to, modification of, or waiver under the Contribution Agreement or the Transaction Documents (as defined in the LLC Agreement) by the Joint Venture. The foregoing approval rights of the members of the Joint Venture will terminate, as to each of the McKesson Members and Change Healthcare Inc., at such time as the McKesson Members (together with their permitted transferees) no longer own, directly or indirectly, 10% or more of the Units initially held by the McKesson Members (directly or indirectly through ownership of common stock of Change Healthcare Inc.).

Special Allocations

Generally, pursuant to the LLC Agreement, the profits and losses of the Joint Venture will be allocated among the members of the Joint Venture in proportion to the number of Units held by them. However, depreciation and amortization expenses related to certain assets transferred to the Joint Venture by one of the McKesson Members at the time of the Transactions, as well as associated income tax deductions, will be allocated solely to the McKesson Member that transferred the applicable asset to the Joint Venture at the time of the Transactions.

Qualified Initial Public Offering

Pursuant to the LLC Agreement, the parties agreed to cooperate in good faith and use their reasonable best efforts to consummate, as promptly as practicable following the Contribution Agreement closing, but in any event within 18 months of the Contribution Agreement closing (provided that the deadline may be extended by a

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

committee of the Board to 24 months from the Contribution Agreement closing), (i) a firm commitment underwritten public offering registered under the Securities Act of 1933, as amended, of Change Healthcare Inc. common stock representing at least 10% of the beneficial ownership of the Joint Venture’s outstanding equity interests (after giving effect to such offering) and (ii) pursuant to which Change Healthcare Inc. would be listed for trading on The New York Stock Exchange, the Nasdaq Stock Market, or any other securities exchange or quotation system agreed to by the McKesson Members and Change Healthcare Inc. (a “Qualified IPO”) (Change Healthcare Inc., following such Qualified IPO, the “PubCo”). In March 2018, the parties agreed to extend the time period for consummating a Qualified IPO from 18 months to 24 months from the Contribution Agreement closing.

In addition, if a Qualified IPO has not been consummated within 24 months of the Contribution Agreement Closing (the “Initial Period”), then either the McKesson Members or Change Healthcare Inc. may cause the Joint Venture and the other members to consummate a Qualified IPO (an “IPO Demand”) within a period of up to six months following the expiration of the Initial Period (the “IPO Preference Period”). Prior to the end of the Initial Period, the McKesson Members delivered notice of an IPO Demand thereby causing the IPO Preference Period to extend until September 1, 2019.

Liability

Pursuant to the LLC Agreement, the debts, obligations and liabilities of the Joint Venture, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Joint Venture, and no Member, director or Joint Venture officer shall be obligated personally for any such debt, obligation or liability of the Joint Venture or for any losses of the Joint Venture solely by reason of being a Member or acting as a director or Joint Venture officer.

16. Incentive Compensation Plans

Equity Compensation Plans

In connection with the Transactions, Change Healthcare Inc. assumed the Legacy CHC Equity Plan and amended it as the Equity Plan. Pursuant to the Equity Plan, 300,000 shares of Change Healthcare Inc.’s common stock have been reserved for the issuance of equity awards to employees, directors and consultants of the Joint Venture (i.e., Change Healthcare Inc.’s equity method investee) and its affiliates.

Change Healthcare Inc. grants equity-based awards of Change Healthcare Inc. common stock to certain employees, officers and directors of Change Healthcare Inc., eRx Network and the Joint Venture (collectively, the “Company Group”) under terms of awards that are described below. Grants under the Equity Plan consist of one or a combination of time-vested and/or performance-based awards. In most circumstances, the shares issued upon exercise of the equity awards are subject to certain call rights by Change Healthcare Inc. in the event of termination of service of an award holder and put rights by the award holder or his/her beneficiary in the event of death or disability.

Replacement Awards

In connection with the Transactions, Change Healthcare Inc. was obligated to either assume obligations under Legacy CHC’s prior equity award plans or to issue substantially equivalent equity awards. Change Healthcare Inc. elected to issue replacement awards with vesting and exercisability terms generally identical to the awards which were replaced. Because the stock of eRx Network and the 2017 Tax Receivable Agreement (as described in Note 19) were distributed to Legacy CHC stockholders immediately prior to the Transactions,

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

certain participants in the Legacy CHC Equity Plan also received equity awards in eRx Network and the right to receive a cash payment related to a proportionate value of the 2017 Tax Receivable Agreement in connection with the Transactions.

These replacement awards granted under the Equity Plan consisted of one, or a combination of, the following time-vested awards and/or exit-vesting awards.

Vested Awards: Vested awards consist of the following:

(i)

Tier I Time-Vesting Awards became immediately vested in connection with the Transactions, 54.4% of which were liquidated for cash upon the closing of the Transactions. The remaining 45.6% of such options were exchanged for vested options of Change Healthcare Inc. with exercise prices and expiration terms that correspond with those of the original grant to Legacy CHC Equity Plan participants (“Replacement Time-Vesting Options”). These Legacy CHC Equity Plan participants also received vested options in eRx Network with exercise prices equal to 25% of the fair value of the eRx Network stock and a cash payment related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

(ii)

Tier II Time-Vesting Awards became immediately vested in connection with the Transactions but because the original exercise price of these awards was greater than the fair value of the stock at the time of the Transactions, none of the awards were liquidated and they were replaced with vested Replacement Time-Vesting Options with an exercise price equal to the original exercise price as reduced by the fair value of one share of eRx Network stock.

(iii)

2.0x Exit-Vesting Awards became immediately vested in connection with the Transactions as a result of meeting the specified performance and market conditions outlined in the original award terms. As with the Tier I Time-Vesting Awards, 54.4% were liquidated for cash upon the closing of the Transactions. The remaining 45.6% of such options were exchanged for vested Replacement Time-Vesting Options with exercise prices and expiration terms that correspond with those of the original grant to the Legacy CHC Equity Plan participants. The Legacy CHC Equity Plan participants also received vested options in eRx Network with exercise prices equal to 25% of the fair value of the eRx Network stock and a cash payment related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

Unvested Awards: Certain awards granted by Legacy CHC contained conditions that were not satisfied at the time of the Transactions. These awards generally consisted of awards that vest subject to the employee’s continued employment through the date when Blackstone has sold at least 25% of the maximum number of Legacy CHC’s shares held by it (i.e., a liquidity event) and achieved specified rates of return that vary by award. In connection with the Transactions, these unvested equity awards were replaced with unvested restricted stock of Change Healthcare Inc. (“Replacement Exit-Vesting Restricted Stock”) with an aggregate intrinsic value and vesting conditions which were identical to the original Legacy CHC awards. Legacy CHC Equity Plan participants also received unvested restricted stock of eRx Network and a right, contingent upon vesting of the awards, to receive a future cash payment related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

Restricted Share Units: Vesting of Legacy CHC restricted share units was not affected by the Transactions. 54.4% of the vested portion of such restricted share units were liquidated in connection with the Transactions and the remainder of the vested and unvested restricted share units were replaced with vested and unvested Change Healthcare Inc. restricted share units (“Replacement Restricted Share Units”) with terms identical to the original awards. Legacy CHC Equity Plan participants also received vested and unvested restricted share units of eRx

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Network and a right to receive a future cash payment upon vesting related to the proportionate value of the 2017 Tax Receivable Agreement at the time of the Transactions.

The total fair value of shares vested during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017 was $0, $1,440 and $0, respectively.

The following table summarizes Replacement Time-Vesting Option activity for the year ended March 31, 2019:

	Replacement Time-Vesting Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at April 1, 2018	38,507	$1,488	5.4	$35,137
Granted	—	—	—	—
Exercised	(1,619)	1,353	—	1,695
Expired	—	—	—	—
Forfeited	(1,055)	—	—	741

Outstanding at March 31, 2019	35,833	$1,487	4.4	$39,896

Exercisable at March 31, 2019	35,833	$1,487	4.4	$39,896

The following table summarizes Replacement Exit-Vesting Restricted Stock activity for the year ended March 31, 2019:

Replacement Exit-Vesting Restricted Stock
Unvested at April 1, 2018	10,703
Granted	—
Canceled	(722)
Vested	—

Unvested at March 31, 2019	9,981

McKesson Awards

McKesson has historically granted equity awards to its employees in the ordinary course of business. In connection with the Transactions, certain of these employees with McKesson equity awards became employees of the Joint Venture. Under the terms of the original awards, the awards would expire following the affected employees’ termination. In connection with the Transactions, McKesson modified certain of the awards to permit continued vesting of the current tranche of awards through May 2017 such that following the Transactions they are considered awards to non-employees. All other McKesson equity awards were immediately cancelled. Because these employees were required to render service to the Joint Venture in order to continue the vesting through May 2017, the related compensation expense has been included in the accompanying condensed consolidated statement of operations. No incremental compensation was recognized in connection with the modification of the affected awards.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Time-Vesting Options

Time-vesting options were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of grant and generally vest in equal 25% installments on the first through fourth anniversary of the designated vesting start date, subject to the award holders continued employment through such vesting date. The Joint Venture estimates the fair value of the time-vesting options using the Black-Scholes option pricing model. As of March 31, 2019, unrecognized expense related to the time-vesting options was $36,993. This expense is expected to be recognized over a weighted average period of 2.2 years.

Exit-Vesting Options

Exit-vesting options were granted with an exercise price equal to the fair value of Change Healthcare Inc. common stock on the date of grant and vest, subject to the award holder’s continued employment through the vesting date, on the earlier to occur of the date that (i) affiliates of Blackstone sell 25% of the equity interests of the Joint Venture held by it on March 1, 2017 (the “Transaction Date”) at a specified weighted average price per share and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the Transaction Date or (ii) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the Transaction Date at a specified weighted average price per share.

In May 2018, the terms of the Exit-Vesting Options and Replacement Exit-Vesting Restricted Stock were modified to permit, in addition to existing vesting provisions, vesting to occur in three equal installments commencing on the earlier to occur of the date that (i) affiliates of Blackstone sell more than 25% of the equity interests of the Joint Venture held by it on March 1, 2017 (the “Transaction Date”) and McKesson distributes more than 50% of the equity interests of the Joint Venture held by it on the Transaction Date or (ii) McKesson and affiliates of Blackstone collectively sell more than 25% of the aggregate equity interests held by McKesson and Blackstone on the Transaction Date. No effect on compensation expense was recognized in connection with this modification as the vesting of the affected awards remained not probable following the modification.

The following table summarizes time-vesting and exit-vesting option activity for the year ended March 31, 2019:

	Awards		Weighted Average Exercise Price		Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
	Time- Vesting Options	Exit- Vesting Options	Time- Vesting Options	Exit- Vesting Options	Time- Vesting Options	Exit- Vesting Options	Time- Vesting Options	Exit- Vesting Options
Outstanding at April 1, 2018	52,589	52,526	$2,400	$2,400	8.9	8.9	$—	$—
Granted	15,835	15,665	2,400	2,400	9.2	9.2	—	—
Exercised	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—
Forfeited	(13,136)	(16,731)	2,400	2,400	—	—	—	—

Outstanding at March 31, 2019	55,288	51,460	2,400	2,400	8.0	8.0	11,058	10,292

Exercisable at March 31, 2019	24,678	—	$2,400	$—	8.0	—	$4,936	$—

Restricted Share Units

During the year ended March 31, 2018, Change Healthcare Inc. granted 2,500 restricted share units (“RSUs”) which were scheduled to vest, subject to the employee’s continued employment, on March 31, 2019. In

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

the event the employee was terminated by the Joint Venture without cause, by the employee for good reason or due to the employee’s death or disability, the RSUs would immediately vest and become nonforfeitable. Settlement of these RSUs upon vesting could have occurred in Change Healthcare Inc. common stock, cash in an amount equal to the fair market value of the number of shares that would otherwise be delivered upon the vesting date or any combination of Change Healthcare Inc. common stock or cash. In the event the Change Healthcare Inc. common stock were not publicly traded at the time of settlement, the employee could have elected to require Change Healthcare Inc. to settle such RSUs in cash. Because settlement of the RSUs in common stock was outside the control of Change Healthcare Inc., the RSUs were historically classified as liabilities in the consolidated balance sheets. Such awards were cancelled during fiscal 2018 following the resignation of the employee without good reason.

Contingent Awards

During the year ended March 31, 2019, Change Healthcare Inc. committed to issue awards to certain of the Joint Venture’s employees that are expected to vest in four equal installments on each anniversary of the earlier to occur of Change Healthcare Inc.’s initial public offering or June 30, 2019. While the quantity of such awards to be issued is unknown, the value of such awards and the resulting total expense to be recognized over the total service period is specified as a fixed dollar amount per recipient ($9,807 in the aggregate). Because the value of these awards to be issued in the future is fixed, the Joint Venture has recognized a liability on the accompanying consolidated balance sheets for the pro-rata portion of the expected requisite service period of these future awards.

Valuation Assumptions

The following table summarizes the weighted average fair value of awards using the Black-Scholes and Monte Carlo Simulation option pricing models, as appropriate, and the weighted average assumptions used to develop the fair value estimates under each of the valuation models for the years ended March 31, 2019 and 2018.

Year Ended March 31, 2019:	Time-Vesting Options	Exit-Vesting Options	Replacement Exit-Vesting Restricted Stock
Weighted average fair value of awards	$1,236	$746	$1,618
Expected dividend yield	—%	—%	—%
Expected volatility	52.5%	52.9%	62.2%
Risk-free interest rate	2.2%	2.2%	2.3%
Expected term (years)	4.5	5.1	1.9

Year Ended March 31, 2018:
Weighted average fair value of awards	$1,194	$826	$1,509
Expected dividend yield	—%	—%	—%
Expected volatility	52.2%	52.1%	57.6%
Risk-free interest rate	2.7%	2.7%	2.4%
Expected term (years)	5.5	6.2	3.0

Expected dividend yield—The Joint Venture is subject to limitations on the payment of dividends under its Senior Credit Facilities as further discussed in Note 10 to these consolidated financial statements. An increase in the dividend yield will decrease compensation expense.

Expected volatility—This is a measure of the amount by which the price of the equity instrument has fluctuated or is expected to fluctuate. The expected volatility was based on the levered median historical

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

volatility of a group of guideline companies. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the measurement date having a term approximating the expected life of the award. An increase in the risk-free interest rate will increase compensation expense.

Expected term—The period of time over which the awards are expected to remain outstanding. The Joint Venture estimates the expected term as the mid-point between the actual or expected vesting date and the contractual term. An increase in the expected term will increase compensation expense.

Summary of Equity Compensation Expense

The Joint Venture recognized expense of $20,135, $24,700 and $715 during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture recognized a deferred tax benefit of $2,668 and $5,520 for the years ended March 31, 2019 and 2018, respectively. The Joint Venture recognized actual tax benefits of $577 and $2,174 from options exercised during the years ended March 31, 2019 and 2018, respectively.

17. Retirement Plans and Other Postretirement Benefits

Defined Contribution Plans

Employees of the Joint Venture may participate in one of its 401k plans, which provide for matching contributions from the Joint Venture. Expenses related to these 401k plans were $28,718, $16,828 and $1,379, for the years ended March 31, 2019 and 2018 and for the period from June 17, 2016 (inception) to March 31, 2017.

Deferred Compensation Plans

Certain of the Joint Venture’s employees are eligible to participate in deferred compensation plans. Pursuant to these deferred compensation plans, certain executives and other highly compensated employees may defer a portion of their salaries and incentive compensation at their discretion.

The following table summarizes the liabilities related to this plan at March 31, 2019 and 2018:

Balance Sheet Location	March 31, 2019	March 31, 2018
Accrued expenses	$1,304	$707
Other long-term liabilities	18,945	13,790

	$20,249	$14,497

Post-employment Benefits

The Joint Venture generally offers post-employment benefits to its employees in the case of certain employee termination events consisting of severance and outplacement services. The extent of such benefits varies based on employee title and accumulates based on the respective employee’s years of service to the Joint Venture. Due to the episodic nature of the Joint Venture’s severance benefit history and the inability to

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

reasonably predict future termination events, no accrual for accumulating severance benefits is accrued until the point that the payment of a severance benefit is probable and can be reasonably estimated. As of March 31, 2019 and 2018, the Joint Venture recognized liabilities related to these benefits in the amount of $8,044 and $9,336, respectively.

18. Income Taxes

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Income (loss) before income tax provision (benefit)
Domestic	$159,270	$125,902	$(125,884)
Foreign	12,919	14,646	1,286

Total income (loss) before income tax provision (benefit)	$172,189	$140,548	$(124,598)

The Joint Venture is treated as a partnership for income tax purposes and is therefore not subject to U.S. federal income taxes and most state and local income taxes. Change Healthcare, Inc. and Change Healthcare Practice Management Solutions, Inc., both wholly-owned subsidiaries of the Joint Venture, are subject to U.S. federal, state and local, and non-U.S. corporate income taxes.

The income tax provision (benefit) for the years ended March 31, 2019 and 2018 and for the period from June 17, 2016 (inception) to March 31, 2017 was as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Current:
Federal	$(352)	4,617	$537
State	(212)	1,178	296
Foreign	748	2,279	194

Current income tax provision (benefit)	184	8,074	1,027

Deferred:
Federal	(10,506)	(28,172)	(35,674)
State	4,217	(32,151)	(6,259)
Foreign	1,624	355	(100)

Deferred income tax provision (benefit)	(4,665)	(59,968)	(42,033)

Total income tax provision (benefit)	$(4,481)	(51,894)	$(41,006)

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Statutory U.S. federal tax rate (1)	21.00%	31.50%	35.00%
State income taxes (net of federal benefit)	2.80	(1.32)	3.49
Income passed through to Members	(20.62)	(8.78)	(10.64)
Remeasurement of deferred tax assets and liabilities arising from the Tax Legislation	—	(42.95)	—
Transition tax arising from the Tax Legislation	(0.89)	1.68	—
Fees and expenses related to the Transactions	—	—	1.97
Change in valuation allowance	(0.88)	(11.97)	(2.38)
Accretion and changes in estimate, net	(0.06)	(5.47)	5.01
Research and development credits (net of uncertain tax position liability)	(4.39)	(1.44)	—
Other	0.44	1.83	0.46

Effective income tax rate	(2.60)%	(36.92)%	32.91%

(1)	Calculated using the statutory U.S. corporate federal income tax rate of 35.00% in the period from April 1, 2017 to December 31, 2017 and 21.00% in the period from January 1, 2018 to March 31, 2018.

On December 22, 2017, H.R.1, also known as the Tax Legislation, was signed into law. The Tax Legislation significantly revises the U.S. corporate income tax by, among other things, lowering corporate income tax rates, placing limits on the utilization of net operating loss carryovers, implementing the territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries.

For the year ended March 31, 2018, the enactment of the Tax Legislation resulted in a provisional net income tax benefit of approximately $33,024. The benefit was principally a result the federal corporate tax rate change from 35% to 21%, which required a remeasurement of the U.S. federal deferred tax liabilities at the lower enacted corporate tax rate. Additionally, the Joint Venture provisionally estimated a transition tax liability of $2,356. These amounts were considered provisional under SAB 118.

The Joint Venture finalized the impact of the Tax Legislation during the year ended March 31, 2019, resulting in the recognition of a tax benefit of $1,525 relating to the finalization of the calculation of the transition tax.

The Joint Venture has accounted for the impact of the Tax Legislation effective during the year ended March 31, 2019. Such amounts were not material to the Joint Venture’s financial statements.

At March 31, 2019, the Joint Venture had net operating loss carryforwards for federal, state and foreign income tax purposes of $521,776, $1,239,149 and $15,666, respectively, which expire from 2026 through 2037, 2020 through 2039 and 2028 through 2037, respectively. A portion of net operating loss carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to “change of ownership” provisions of the Internal Revenue Code and similar state provisions.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

At March 31, 2019, the Joint Venture had R&D tax credit carryforwards for federal and state income tax purposes of $5,652 and $312, respectively. The federal credits expire from 2038 through 2039, while $116 of the state credits have an indefinite carryforward period and $197 of the state credits expire from 2033 through 2034.

The Joint Venture believes that it is more likely than not that the benefit from certain state and foreign net operating loss carryforwards will not be realized. In recognition of this risk, the Joint Venture has provided a valuation allowance of $19,303 on the deferred tax assets related to these state and foreign net operating loss carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of March 31, 2019, will be accounted for as a reduction of income tax expense of $16,677.

The federal, state and foreign net operating loss carryforwards and R&D tax credits within the income tax returns filed included unrecognized tax benefits. The deferred tax assets recognized for those net operating losses and R&D credits are presented net of these unrecognized tax benefits.

Significant components of the Joint Venture’s deferred tax assets (liabilities) as of March 31, 2019 and 2018 were as follows:

	March 31, 2019	March 31, 2018
Deferred tax assets and (liabilities):
Depreciation and amortization	$(316,948)	$(316,448)
Accounts receivable	1,561	1,460
Fair value of interest rate cap agreements	5,617	(3,207)
Accruals and reserves	15,672	19,225
Capital and net operating losses	179,004	193,824
Debt discount and interest	552	242
Equity compensation	15,284	12,616
Valuation allowance	(19,303)	(21,365)
Tax receivable agreements obligations to related parties	33,338	32,864
163(j) Business interest expense limitation	12,123	—
Credits	9,341	—
Other	(1,526)	2,793

Net deferred tax assets and (liabilities)	$(65,285)	$(77,996)

Reported as:
Non-current deferred tax assets	40,814	34,738
Non-current deferred tax liabilities	(106,099)	(112,734)

Net deferred tax liabilities	$(65,285)	$(77,996)

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Period from June 17, 2016 (inception) to March 31, 2017
Beginning unrecognized benefit	$51,095	60,079	$60,079
Decreases from prior period tax positions	—	(8,984)	—
Increases from prior period tax positions	—	—	—
Increases from current period tax positions	1,944	—	—
Decreases from settlements with taxing authorities	—	—	—

Ending unrecognized benefit	$53,039	51,095	$60,079

The Joint Venture had unrecognized tax benefits of $53,039 and $51,095 as of March 31, 2019 and 2018, respectively, which if recognized, $43,574 would affect the effective income tax rate.

The Joint Venture recognizes interest income and expense (if any) related to income taxes as a component of income tax expense. The Joint Venture recognized interest and penalties of $121 for the year ended March 31, 2019 and no interest and penalties for the year ended March 31, 2018 and for the period from June 17, 2016 (inception) to March 31, 2017.

The Joint Venture and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. The U.S. federal and state income tax returns for certain subsidiaries of the Joint Venture remain subject to examination by the Internal Revenue Service for the tax years 2006 and beyond, i.e., periods prior to their ownership by the Joint Venture. With respect to state and local jurisdictions and countries outside of the United States, the Joint Venture and its subsidiaries are typically subject to examination for a number of years after the income tax returns have been filed. Although the outcome of tax audits is always uncertain, the Joint Venture believes that adequate amounts of tax, interest and penalties have been provided for in the accompanying consolidated financial statements for any adjustments that may be incurred due to state, local or foreign audits.

19. Tax Receivable Agreement Obligations to Related Parties

Upon the consummation of the Transactions, the Joint Venture assumed obligations related to certain tax receivable agreements (collectively, the “tax receivable agreements”) with our current and former owners. Because the assets and obligations of the predecessor businesses were contributed to the Joint Venture at their historical carrying values, these tax receivable agreements are subject to differing accounting models as explained below.

2009-2011 Tax Receivable Agreements

Under the 2009-2011 Tax Receivable Agreements assumed by the Joint Venture in connection with the Transactions, the Joint Venture is obligated to make payments to certain of the former Legacy CHC stockholders, equal to 85% of the applicable cash savings that the Joint Venture expects to realize as a result of tax attributes arising from certain previous transactions. As a result of the covered change of control with respect to the tax receivable agreements that occurred in connection with the Transactions, payments the Joint Venture makes under the 2009-2011 Tax Receivable Agreements are required to be calculated using certain valuation

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

assumptions, including that the Joint Venture will have sufficient taxable income to use the applicable tax attributes and that certain of such tax attributes will be used by the Joint Venture on a pro rata basis from the date of the Transactions (or in certain cases from the date of certain previous transactions) through the expiration of the applicable tax attribute. Because the 2009-2011 Tax Receivable Agreements were previously subject to fair value measurement in connection with a prior business combination transaction, it is recognized at its initial fair value plus recognized accretion to date. In connection with the covered change in control, the change in assumed valuation assumptions resulted in a change in estimate (decrease to the pretax loss) of $26,475 for the period from June 17, 2016 (inception) to March 31, 2017, which is included in the accretion and changes in estimate, net caption within the accompanying statement of operations.

2017 Tax Receivable Agreement

The 2017 Receivable Agreement generally provides for the payment by Legacy CHC (a subsidiary of the Joint Venture) to affiliates of Blackstone and Hellman & Friedman of 85% of the net cash tax savings realized (or, in certain circumstances, deemed to be realized) in periods ending on or after the Transactions as a result of certain net operating losses and certain other tax attributes of Legacy CHC as of the date of the Transactions. The 2017 Tax Receivable Agreement is considered a loss contingency under FASB ASC Topic 450 and is reflected on the accompanying consolidated balance sheet at the amount that is both probable and reasonably estimable with future changes in this value being reflected within pretax income or loss.

McKesson Tax Receivable Agreement

The McKesson Tax Receivable Agreement generally requires payment to affiliates of McKesson (the “McKesson TRA Parties”) of 85% of certain cash tax savings realized (or, in certain circumstances, deemed to be realized) by Change Healthcare Inc. in periods ending on or after the date on which McKesson ceases to own at least 20% of the Joint Venture as a result of (i) certain amortizable tax basis in assets transferred to the Joint Venture at the Contribution Agreement Closing and (ii) imputed interest deductions and certain other tax attributes arising from payments under the McKesson Tax Receivable Agreement. Because payments under the McKesson Tax Receivable Agreement are contingent upon McKesson’s ceasing to own at least 20% of the Joint Venture and such an event was not probable at inception of the McKesson Tax Receivable Agreement or as of March 31, 2019 or March 31, 2018, no related obligation has been reflected on the accompanying consolidated balance sheets.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Based on facts and circumstances at March 31, 2019, the Joint Venture estimates the aggregate payments due under these tax receivable agreements to be as follows:

	2009-2011 Tax Receivable Agreements	2017 Tax Receivable Agreement	Total
2020	$26,119	$1,074	$27,193
2021	18,703	1,179	19,882
2022	19,756	1,179	20,935
2023	19,826	41,330	61,156
2024	19,096	19,650	38,746
Thereafter	119,498	52,393	171,891

Gross expected payments	222,998	116,805	339,803
Less: Amounts representing discount	(99,912)	—	(99,912)

Total tax receivable agreement obligations due to related parties	123,086	116,805	239,891
Less: Current portion due (included in due to related parties, net)	(26,119)	(1,074)	(27,193)

Tax receivable agreement obligations due to related parties	$96,967	$115,731	$212,698

The timing and/or amount of aggregate payments due may vary based on a number of factors, including the amount of net operating losses and income tax rates.

As a result of the finalization of a valuation of the 2017 Tax Receivable Agreement and other matters, for federal and state income tax return purposes, the Joint Venture recognized a change in estimate of $19,928 (decrease to operating income) during the year ended March 31, 2018 ($11,138 decrease to net income).

In addition, as discussed in Note 18, as a result of the Tax Legislation, the federal corporate income tax rate was reduced effective January 1, 2018. Because amounts due under the tax receivable agreements fluctuate with changes in tax rates, among other factors, the decrease in the federal corporate income tax rate resulted in a corresponding decrease in the tax receivable agreements obligations. During the year ended March 31, 2018, the Joint Venture recognized a change in estimate (increase to operating income) of $88,741 as a result of this change in the federal corporate tax rate, which resulted in a $63,755 increase to net income.

20. Other Related Party Transactions

Advance to Members

Under the terms of the LLC Agreement, the Joint Venture is required to periodically advance to its members amounts necessary to fund their respective tax obligations on an interim basis, subject to recoupment in the event that such advances exceed the final tax obligations of the respective Members for such year. Once the final tax obligations of each of the Members is determined for such year, the Joint Venture is obligated to formally distribute such amounts to the respective Members. To the extent that the amounts to be distributed were subject to interim advances, additional cash will be distributed only to the extent that the interim advances were insufficient to fund the respective Member’s final tax obligation. Distributions up to the amount of interim advances result in full settlement of any advances to the respective Member.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Advances to Members, net totaled a net refund of $2,636 and an advance of $15,828, and $0 during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. Such amounts are classified as a component of Members’ deficit in the accompanying consolidated balance sheets.

Dilution

Under the terms of the LLC Agreement, the Joint Venture and Change Healthcare Inc. agreed to cooperate to ensure a 1:1 ratio of Change Healthcare Inc. shares outstanding to units of the Joint Venture held by Change Healthcare Inc. for as long as the McKesson members hold units of the Joint Venture. Specifically, the parties agreed that:

•	In the event that Change Healthcare Inc. issues additional shares, the Joint Venture is required to issue a corresponding number of units to Change Healthcare Inc.

•	Any net proceeds received by Change Healthcare Inc. with respect to a Change Healthcare Inc. share must be concurrently contributed to the Joint Venture.

•

Any stock split or combination of other equity restructuring involving Change Healthcare Inc. shares must be concurrent with an equivalent unit split or other equity restructuring of the Joint Venture.

•

Change Healthcare Inc. may not redeem, repurchase or otherwise acquire any Change Healthcare Inc. shares unless substantially simultaneously the Joint Venture redeems, repurchases, or otherwise acquires from Change Healthcare Inc. an equal number of units for the same price per security.

•

The Joint Venture may not redeem, repurchase or otherwise acquire any units held by Change Healthcare Inc. unless substantially simultaneously Change Healthcare Inc. redeems, repurchases, or otherwise acquires an equal number of Change Healthcare Inc. shares for the same price per security.

During the years ended March 31, 2019 and 2018, the Joint Venture issued 540 and 2,213 units to Change Healthcare Inc. and repurchased 2,709 and 71 units from Change Healthcare Inc, respectively.

eRx Network Option Agreement

Prior to the Transactions, the equity interests for entities representing the eRx Network were distributed to the former Legacy CHC stockholders, and in connection therewith a Legacy CHC subsidiary and the Legacy CHC Stockholders entered into an option agreement for a subsidiary of the Joint Venture to acquire the eRx Network (the “Option Agreement”). Under the terms of the Option Agreement, the option to acquire the eRx Network will only become exercisable at any such time that McKesson owns (directly or indirectly), in the aggregate, less than 5% of the outstanding Units of the Joint Venture. Such option will expire, unexercised or unexercisable, on the fifth anniversary of the Transactions. Under the Option Agreement, upon exercise of the option, a Legacy CHC subsidiary will be required to pay an exercise price of $1.00 plus a fixed multiple of the incremental increase (if any) in the EBITDA (as defined in the Option Agreement) of the eRx Network for the trailing 12 months preceding the exercise of the option over a baseline level of such EBITDA.

Management Services Agreement

The Joint Venture, certain subsidiaries of the Joint Venture, McKesson and affiliates of Blackstone and Hellman & Friedman (such affiliates of Blackstone and Hellman & Friedman referred to herein collectively as “the Sponsors”), entered into a Management Services Agreement, whereby McKesson and the Sponsors will be retained to provide certain management, consulting, financial and other advisory services to the Joint Venture for

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

certain periods following the consummation of the Transactions for an annual fee not to exceed 1% of our EBITDA (as defined in the Senior Credit Facilities) in the applicable fiscal year, subject to proration as applicable. Under the Management Services Agreement, McKesson and the Sponsors may also receive certain fees in connection with certain specific transactions involving the Joint Venture, including a Qualified IPO. The Management Services Agreement terminates following the consummation of a Qualified IPO.

The Joint Venture recognized $10,422 ($2,267 for Blackstone, $860 for Hellman & Friedman, and $7,295 for McKesson), $10,488 ($2,281 for Blackstone, $865 for Hellman & Friedman and $7,342 for McKesson) and $888 ($193 for Blackstone, $73 for Hellman & Friedman, and $622 for McKesson) in management fees during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The management fees are reflected within sales, marketing, general and administrative expense in the accompanying consolidated statements of operations.

Transition Services Agreements

In connection with the consummation of the Transactions, the Joint Venture, certain subsidiaries of the Joint Venture, McKesson and the eRx Network entered into transition services agreements pursuant to which (i) the Joint Venture will provide certain transition services to McKesson and to the eRx Network and (ii) McKesson will provide certain transition services to the Joint Venture, in each case in exchange for specified fees and subject to the terms and conditions therein.

The Joint Venture recognized transition service fee expense of $58,993, $92,053 and $8,658 for services received from McKesson during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. In addition, the Joint Venture recognized $10,993, $11,834 and $817 in transition fee income from eRx Network in these same periods. The transition service fees paid or to be paid to McKesson are reflected net within sales, marketing, general and administrative expense in the accompanying consolidated statements of operations. The amounts received or to be received from eRx Network are reflected in other income in the accompanying statement of operations. The related balance sheet effect of these agreements is reflected within due to related party, net on the accompanying consolidated balance sheets. Cash flows related to these agreements are reflected in operating activities in the accompanying consolidated statements of cash flows.

eRx Network Line of Credit

In addition, the Joint Venture provided eRx Network at the closing of the Transactions with a $3,000 line of credit due November 30, 2017 of which $300 had been drawn at March 31, 2017. This amount was subsequently repaid during the twelve months ended March 31, 2018.

Services Provided to Change Healthcare Inc. by the Joint Venture

Change Healthcare Inc. generally has no substantive independent assets or operations apart from its investment in the Joint Venture. As a result, the Joint Venture provides certain services for which it is not reimbursed. These services include the utilization of office space and a portion of the salaries of Change Healthcare Inc.’s officers who are considered employees of the Joint Venture. In addition, the Joint Venture is responsible for funding certain costs incurred in connection with Change Healthcare Inc.’s contemplated initial public offering.

Employer Healthcare Program Agreement with Equity Healthcare

Effective as of January 1, 2014, Legacy CHC entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”), an affiliate of Blackstone, pursuant to which Equity Healthcare provides to

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

the Joint Venture certain negotiating, monitoring and other services in connection with the Joint Venture health benefit plans. In consideration for Equity Healthcare’s services, the Joint Venture paid Equity Healthcare a fee of $3.00 per participating employee per month for plans through December 31, 2017. Beginning January 1, 2018, the Joint Venture began paying Equity Healthcare a fee of $1.00 per participating employee per month.

Term Loans Held by Related Party

During the period from June 17, 2016 (inception) to March 31, 2017, certain investment funds managed by GSO Capital Partners LP (the “GSO-managed funds”) held a portion of the term loans under the Senior Credit Facilities. GSO Advisor Holdings LLC (“GSO Advisor”) is the general partner of GSO Capital Partners LP. Blackstone, indirectly through its subsidiaries, holds all of the issued and outstanding equity interests of GSO Advisor. As of March 31, 2019 and 2018, respectively, the GSO-managed funds held $212,155 and $29,838 in principal amount of the Senior Credit Facilities ($0 and $298 of which is classified within current portion of long-term debt at March 31, 2019 and 2018, respectively).

Transactions with Blackstone Portfolio Companies

The Joint Venture both provides various services to, and purchases services from, certain Blackstone portfolio companies under contracts that were executed in the normal course of business. The Joint Venture recognized revenue of approximately $4,454, $4,366 and $400 related to services provided to Blackstone portfolio companies during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture paid Blackstone portfolio companies approximately $13,323, $16,251 and $100 related to services provided to the Joint Venture during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Transactions with Hellman & Friedman Portfolio Companies

The Joint Venture both provides various services to, and purchases services from, certain Hellman & Friedman portfolio companies under contracts that were executed in the normal course of business. The Joint Venture recognized revenue of approximately $4,216, $4,955 and $400 related to services provided to Hellman & Friedman portfolio companies during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture paid Hellman & Friedman portfolio companies approximately $2,128, $2,509 and $10 related to services provided to the Joint Venture during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Other Transactions with McKesson

The Joint Venture both provides various services to, and purchases services from, McKesson, and its affiliates. Services are provided to McKesson and its affiliates through customer arrangements and through subleasing of certain office space. The Joint Venture recognized revenue of approximately $8,892, $13,354 and $1,511 related to services provided to McKesson and its affiliates during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively. The Joint Venture recognized sublease income of $2,136, $3,806 and $394 from McKesson and its affiliates during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively and the Joint Venture incurred rent and other expense of $82, $918 and $102 with McKesson and affiliates during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

Other

The Joint Venture has executed agreements with a vendor and its affiliate in which a director of the Joint Venture is the president and chief executive officer to provide certain software related services. Under these

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

agreements, the Joint Venture paid the vendor approximately $30 in the aggregate during the period from June 17, 2016 (inception) to March 31, 2017.

Additionally, the Joint Venture has an agreement with a customer in which a former officer of the Joint Venture is a member of the board of directors of the customer. Under this agreement, the Joint Venture recognized revenue of approximately $5,586, $7,482 and $76 in the aggregate during the years ended March 31, 2019 and 2018 and the period from June 17, 2016 (inception) to March 31, 2017, respectively.

21. Segment Reporting

Management views the Joint Venture operating results based in three reportable segments: (a) software and analytics (which represents the aggregation of two operating segments), (b) network solutions and (c) technology-enabled services. Listed below are the revenue and Adjusted EBITDA for each of the reportable segments. This information is reflected in the manner utilized by management to make operating decisions, assess performance and allocate resources. Such amounts include allocations of corporate shared services functions that are essential to the core operations of the reportable segments such as information technology, operations and product development functions. Segment assets and related depreciation expenses are not presented to management for purposes of operational decision making, and therefore are not included in the accompanying tables. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 2 to these consolidated financial statements.

During the year ended March 31, 2019, the Joint Venture made certain changes in the way that it manages its business and allocates costs. Specifically, the Joint Venture made the following changes during the period:

•	Moved its clinical Network Solution and certain of its institutional provider customers from the network solutions reportable segment to the Software and Analytics reportable segment.

•	Network Solutions began charging the Software and Analytics segment for the use of its network.

•	Made discrete changes in cost allocation among each of the segments.

The presentation in the tables that follow has been retrospectively adjusted to reflect the above described changes.

Software and Analytics

The software and analytics segment provides solutions for revenue cycle management, provider network management, payment accuracy, value-based payment, clinical decision support, consumer engagement, risk adjustment and quality performance, and imaging and clinical workflow.

Network Solutions

The network solutions segment provides solutions for financial, administrative and clinical transactions, electronic payments and aggregation and analytics of clinical and financial data.

Technology-enabled Services

The technology-enabled services segment provides solutions for revenue cycle and practice management, value-based care enablement, communications and payments, pharmacy benefits administration and consulting.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

Corporate and Eliminations

Inter-segment revenue and expenses primarily represent claims management and payment and communication solutions provided between segments.

Corporate and eliminations includes pass-through postage costs, management, administrative and certain other shared corporate services costs that are not allocated to the respective reportable segments, as well as eliminations to remove inter-segment revenue and expenses, and consolidating adjustments to classify certain rebates paid to channel partners as a reduction of revenue. These administrative costs are excluded from the adjusted EBITDA measure for each respective reportable segment.

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

The revenue and adjusted EBITDA for the operating segments are as follows:

	Year Ended March 31, 2019
	Software and Analytics	Network Solutions	Technology- enabled Services	Corporate and Eliminations	Consolidated
Revenue from external customers:
Solutions revenue	$1,576,099	$508,842	$976,484	$(18,314)	$3,043,111
Postage revenue	—	—	—	238,618	238,618
Inter-segment revenue	20,822	55,243	3,435	(79,500)	—

Net revenue	$1,596,921	$564,085	$979,919	$140,804	$3,281,729

Adjusted EBITDA	$610,824	$335,746	$177,056	$(188,628)	$934,998

Equity compensation					20,135
Acquisition accounting adjustments					3,532
Acquisition and divestiture-related costs					13,076
Integration and related costs					114,533
Management fees and related costs					10,490
Implementation costs related to recently issued accounting standards					8,265
Strategic initiatives, duplicative and transition costs					27,339
Severance costs					17,666
Accretion and changes in estimate with related parties, net					19,329
Impairment of long-lived assets and other exit related costs					4,205
Gain on sale of the Extended Care Business					(111,435)
Contingent consideration					(809)
Other non-routine, net					18,359

EBITDA Adjustments					144,685

Interest expense, net					325,431
Depreciation and amortization					278,020
Amortization of capitalized software developed for sale					14,673

Income (loss) before income tax provision (benefit)					$172,189

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

	Year Ended March 31, 2018
	Software and Analytics	Network Solutions	Technology- enabled Services	Corporate and Eliminations	Consolidated
Revenue from external customers:
Solutions revenue	$1,567,663	$485,482	$995,707	$(24,406)	$3,024,446
Postage revenue	—	—	—	274,397	274,397
Inter-segment revenue	28,994	42,869	4,255	(76,118)	—

Net revenue	$1,596,657	$528,351	$999,962	$173,873	$3,298,843

Adjusted EBITDA	$592,679	$308,572	$200,109	$(157,522)	$943,838

Equity compensation					24,700
Acquisition accounting adjustments					2,581
Acquisition and divestiture-related costs					1,801
Transactions-related costs					4,626
Integration and related costs					107,194
Management fees and related costs					11,472
Implementation costs related to recently issued accounting standards					26,594
Strategic initiatives, duplicative and transition costs					12,313
Severance costs					38,277
Accretion and changes in estimate with related parties, net					(49,991)
Impairment of long-lived assets					839
Loss on extinguishment of debt					—
Other non-routine, net					33,755

EBITDA Adjustments					214,161

Interest expense					292,463
Depreciation and amortization					278,363
Amortization of capitalized software developed for sale					18,303

Income (loss) before income tax provision (benefit)					$140,548

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

	Period from June 17, 2016 to March 31, 2017
	Software and Analytics	Network Solutions	Technology- enabled Services	Corporate and Eliminations	Consolidated
Revenue from external customers:
Solutions revenue	$150,445	$44,404	$91,462	$(2,856)	$283,455
Postage revenue	—	—	—	26,132	26,132
Inter-segment revenue	2,322	3,539	1,136	(5,997)	—

Net revenue	$152,767	$47,943	$91,598	$17,279	$309,587

Adjusted EBITDA	$49,219	$24,928	$18,377	$(10,343)	$82,181

Equity compensation					715
Acquisition accounting adjustments					46
Acquisition and divestiture-related costs					25
Transactions-related costs					43,297
Integration and related costs					8,775
Management fees and related costs					893
Implementation costs related to recently issued accounting standards					1,611
Strategic initiatives, duplicative and transition costs					921
Severance costs					2,227
Accretion and changes in estimate with related parties, net					(24,507)
Impairment of long-lived assets					48,700
Loss on extinguishment of debt					70,122
Other non-routine, net					3,540

EBITDA Adjustments					156,365

Interest expense					22,361
Depreciation and amortization					26,548
Amortization of capitalized software developed for sale					1,505

Income (loss) before income tax provision (benefit)					$(124,598)

Change Healthcare LLC

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

22. Accumulated Other Comprehensive Income (Loss)

The following is a summary of the accumulated other comprehensive income (loss) balances activity, net of taxes, as of and for the years ended March 31, 2019 and 2018 and for the period from June 17, 2016 (inception) to March 31, 2017.

	Foreign Currency Translation Adjustment	Cash Flow Hedge	Accumulated Other Comprehensive Income (Loss)
Balance at June 17, 2016 (inception)	$—	$—	$—
Contribution of accumulated other comprehensive income (loss)	(19,055)	592	(18,463)
Change associated with foreign currency translation	86	—	86
Change associated with current period hedging (net of taxes of $1,246)	—	(1,769)	(1,769)
Reclassification into earnings	—	(3)	(3)

Balance at March 31, 2017	$(18,969)	$(1,180)	$(20,149)
Change associated with foreign currency translation	4,146	—	4,146
Change associated with current period hedging (net of taxes of $4,316)	—	6,288	6,288
Reclassification into earnings	—	1,110	1,110

Balance at March 31, 2018	$(14,823)	$6,218	$(8,605)
Cumulative effect of accounting change	—	1,633	1,633
Change associated with foreign currency translation	(9,440)	—	(9,440)
Change associated with current period hedging (net of taxes of $8,913)	—	(12,695)	(12,695)
Reclassification into earnings	—	(5,925)	(5,925)

Balance at March 31, 2019	$(24,263)	$(10,769)	$(35,032)

23. Subsequent Events

Registration Statement on Form S-1

Change Healthcare Inc. has filed a Registration Statement on Form S-1 in connection with its plan to complete an initial public offering of its common stock. In the event this initial public offering is consummated, Change Healthcare Inc. expects to contribute proceeds of the offering to the Joint Venture in exchange for additional Units.

Change in Segment Presentation

In April 2019, the Joint Venture made certain changes in the way that it manages its business and allocates costs. Specifically, the Joint Venture made the following changes:

•	Moved its consumer payments solution from the Network Solutions reportable segment to the Technology-enabled Services reportable segment.

•	Moved its consumer engagement solutions from the Software and Analytics reportable segment to the Network Solutions reportable segment.

•	Made certain changes in the way that costs are assigned to reportable segments.

The Joint Venture has evaluated subsequent events through May 24, 2019, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder

Change Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Change Healthcare, Inc. as of February 28, 2017 and December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the period January 1, 2017 to February 28, 2017, and each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Change Healthcare, Inc. at February 28, 2017 and December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the period January 1, 2017 to February 28, 2017, and each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

We served as the Company’s auditor from 2006 to 2017.

Nashville, Tennessee

June 1, 2017

Change Healthcare, Inc.

Consolidated Balance Sheets

(amounts in thousands, except share and per share amounts)

	February 28, 2017	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$136,666	$118,016	$66,655
Accounts receivable, net of allowance for doubtful accounts of $3,237, $3,315 and $3,379 at February 28, 2017, December 31, 2016 and December 31, 2015, respectively	275,041	279,712	280,858
Prepaid expenses and other current assets	46,679	44,689	35,413

Total current assets	458,386	442,417	382,926
Property and equipment, net	224,633	230,731	244,145
Goodwill	2,171,267	2,212,898	2,213,770
Intangible assets, net	1,512,111	1,605,669	1,707,863
Other assets, net	11,591	10,827	8,500

Total assets	$4,377,988	$4,502,542	$4,557,204

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$41,851	$30,552	$27,950
Accrued expenses	207,013	190,454	167,169
Deferred revenue	23,818	22,757	12,943
Current portion of long-term debt	25,162	25,021	32,775

Total current liabilities	297,844	268,784	240,837
Long-term debt, excluding current portion	2,737,776	2,736,013	2,741,178
Deferred income tax liabilities	191,867	195,241	214,597
Tax receivable agreement obligations to related parties	183,342	180,625	173,493
Other long-term liabilities	14,138	12,164	11,954
Commitments and contingencies
Equity:
Common stock (par value, $.01), 1,500,000 shares authorized and 1,309,064, 1,309,907, and 1,309,858 shares issued and outstanding at February 28, 2017, December 31, 2016 and December 31, 2015, respectively	13	13	13
Additional paid-in capital	1,255,496	1,375,902	1,368,013
Accumulated other comprehensive income (loss)	(298)	(613)	(2,656)
Accumulated deficit	(302,190)	(265,587)	(190,225)

Total equity	953,021	1,109,715	1,175,145

Total liabilities and equity	$4,377,988	$4,502,542	$4,557,204

Change Healthcare, Inc.

Consolidated Statements of Operations

(amounts in thousands)

	January 1 through February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue:
Solutions revenue	$204,427	$1,252,219	$1,124,188
Postage revenue	46,661	304,956	352,895

Total revenue	251,088	1,557,175	1,477,083
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	98,263	561,061	507,358
Development and engineering	14,203	60,048	45,489
Sales, marketing, general and administrative	77,946	278,591	217,716
Customer postage	46,661	304,956	352,895
Depreciation and amortization	43,315	252,285	342,303
Accretion	2,717	8,108	10,496
Impairment of long-lived assets	—	689	8,552

Operating income (loss)	(32,017)	91,437	(7,726)
Interest expense, net	30,012	185,890	168,252
Contingent consideration	—	—	(4,825)
Other	—	—	(741)

Income (loss) before income tax provision (benefit)	(62,029)	(94,453)	(170,412)
Income tax provision (benefit)	(25,426)	(19,091)	(82,579)

Net income (loss)	$(36,603)	$(75,362)	$(87,833)

Change Healthcare, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(amounts in thousands)

	January 1 through February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss)	$(36,603)	$(75,362)	$(87,833)
Other comprehensive income (loss):
Changes in fair value of interest rate swap, net of taxes	218	1,896	(47)
Foreign currency translation adjustment	97	147	(654)

Other comprehensive income (loss)	315	2,043	(701)

Total comprehensive income (loss)	$(36,288)	$(73,319)	$(88,534)

Change Healthcare, Inc.

Consolidated Statements of Equity

(amounts in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount				Total Equity
Balance at January 1, 2015	1,217,052	$12	$1,197,620	$(102,392)	$(1,955)	$1,093,285
Equity compensation expense	—	—	9,285	—	—	9,285
Issuance of shares in connection with equity compensation plans, net of taxes	1,232	0	305	—	—	305
Issuance of shares	94,683	1	166,575	—	—	166,576
Repurchase of common stock	(3,109)	(0)	(5,772)	—	—	(5,772)
Net income (loss)	—	—	—	(87,833)	—	(87,833)
Foreign currency translation adjustment	—	—	—	—	(654)	(654)
Change in fair value of interest rate swap, net of taxes	—	—	—	—	(47)	(47)

Balance at December 31, 2015	1,309,858	$13	$1,368,013	$(190,225)	$(2,656)	$1,175,145

Equity compensation expense	—	—	10,147	—	—	10,147
Repurchase of common stock	(820)	(0)	(2,258)	—	—	(2,258)
Issuance of shares in connection with equity compensation plans, net of taxes	869	0	—	—	—	—
Net income (loss)	—	—	—	(75,362)	—	(75,362)
Foreign currency translation adjustment	—	—	—	—	147	147
Change in fair value of interest rate swap, net of taxes	—	—	—	—	1,896	1,896

Balance at December 31, 2016	1,309,907	$13	$1,375,902	$(265,587)	$(613)	$1,109,715

Equity compensation expense	—	—	26,424	—	—	26,424
Issuance of shares in connection with equity compensation plans, net of taxes	900	0	(0)	—	—	—
Repurchase of common stock	(1,743)	(0)	(4,183)	—	—	(4,183)
Distribution of eRx Network	—	—	(142,647)	—	—	(142,647)
Net income (loss)	—	—	—	(36,603)	—	(36,603)
Foreign currency translation adjustment	—	—	—	—	97	97
Change in fair value of interest rate swap, net of taxes	—	—	—	—	218	218

Balance at February 28, 2017	1,309,064	$13	$1,255,496	$(302,190)	$(298)	$953,021

Change Healthcare, Inc.

Consolidated Statements of Cash Flows

(amounts in thousands)

	January 1 through February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Operating activities
Net income (loss)	$(36,603)	$(75,362)	$(87,833)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	43,315	252,285	342,303
Accretion	2,717	8,108	10,496
Equity compensation	26,424	10,147	9,285
Deferred income tax expense (benefit)	(25,610)	(20,146)	(85,938)
Amortization of debt discount and issuance costs	2,164	13,738	10,786
Contingent consideration	—	—	(4,825)
Gain on sale of cost method investment	—	—	—
Impairment of long-lived assets	—	689	8,552
Other	(133)	(1,504)	(1,820)
Changes in operating assets and liabilities:
Accounts receivable	(4,436)	155	5,078
Prepaid expenses and other	(4,854)	(10,395)	1,210
Accounts payable	6,416	(3,075)	11,391
Accrued expenses, deferred revenue and other liabilities	21,766	38,107	(50,966)
Tax receivable agreement obligations to related parties	—	(986)	(944)

Net cash provided by (used in) operating activities	31,166	211,761	166,775

Investing activities
Purchases of property and equipment	(7,358)	(75,342)	(56,963)
(Payments) proceeds for acquisitions, net of cash acquired	2,187	1,502	(717,669)
Purchases of technology-based intangible assets	(2,803)	(49,132)	(5,325)

Net cash provided by (used in) investing activities	(7,974)	(122,972)	(779,957)

Financing activities
Proceeds from Term Loan Facility	—	—	385,411
Payments on Term Loan Facility	—	(18,520)	(16,500)
Proceeds from Senior Notes	—	—	243,453
Proceeds from Revolving Facility	—	—	60,000
Payments on Revolving Facility	—	—	(60,000)
Payment of loan costs	—	—	(2,500)
Payment of debt assumed from acquisition	—	—	(154,469)
Payment of data sublicense obligation	—	(7,696)	(6,433)
Payments of deferred financing obligations	(359)	(8,954)	(6,987)
Repurchase of common stock	(4,183)	(2,258)	(5,772)
Proceeds from issuance of stock	—	—	166,881
Payment of contingent consideration	—	—	(5,553)

Net cash provided by (used in) financing activities	(4,542)	(37,428)	597,531

Net increase (decrease) in cash and cash equivalents	18,650	51,361	(15,651)
Cash and cash equivalents at beginning of period	118,016	66,655	82,306

Cash and cash equivalents at end of period	$136,666	$118,016	$66,655

	January 1 through February 28, 2017	Year Ended December 31, 2016		Year Ended December 31, 2015
Supplemental disclosures of cash flow information
Cash paid for interest	$31,824		$140,527	$146,521

Cash paid for income taxes	$9		$1,079	$3,789

Supplemental disclosures of noncash transactions
Deferred financing obligations:
Prepaid expenses and other current assets	$—		$2,070	$332

Property and equipment	$—		$—	$736

Intangible assets	$—		$5,336	$1,100

Other assets	$—		$—	$3,107

Accounts payable	$—		$(716)	$—

Current portion of long-term debt	$—		$(2,825)	$(3,982)

Long-term debt	$—		$(3,865)	$(1,293)

Business combinations:
Prepaid expenses and other current assets	$—		$—	$4,000

Goodwill	$—	$		$(4,000)

Accrued expenses	$—		$—	$—

Additional paid-in capital	$—		$—	$—

Distribution of eRx
Accounts receivable	$9,107		$—	$—

Prepaid expenses and other current assets	$90		$—	$—

Property and equipment	$1,188		$—	$—

Goodwill	$41,631		$—	$—

Intangible assets	$68,970		$—	$—

Accrued expenses	$(2,137)		$—	$—

Deferred revenue	$(130)		$—	$—

Deferred income taxes	$22,083		$—	$—

Other long term liabilities	$1,845		$—	$—

Additional paid-in capital	$(142,647)		$—	$—

Change Healthcare, Inc.

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share, Unit and Per Unit Amounts)

1.	Nature of Business and Organization

Nature of Business

Change Healthcare, Inc. (the “Company”), through its subsidiaries, is a provider of software and analytics, network solutions and technology-enabled services that optimize communications, payments and actionable insights designed to enable smarter healthcare. The Company’s integrated capabilities enable its customers to exchange mission critical information, optimize revenue opportunities, control costs, increase cash flows and efficiently manage complex workflows.

Organization

The Company was formed as a Delaware corporation in July 2011 in anticipation of the Company’s 2011 Merger, as defined below. On November 2, 2011, pursuant to an Agreement and Plan of Merger among the Company and Beagle Acquisition Corp. (“Merger Sub”), Merger Sub merged with and into the Change Healthcare Holdings, Inc. (“CHH”) with the Company surviving the merger (the “2011 Merger”). Subsequent to the 2011 Merger, CHH became an indirect wholly-owned subsidiary of the Company, which is controlled by affiliates of The Blackstone Group L.P. (“Blackstone”).

MTS Transaction

On June 28, 2016, the Company and its stockholders—including affiliates of Blackstone and Hellman & Friedman LLC (“Hellman & Friedman”)—entered into an Agreement of Contribution and Sale (the “Contribution Agreement”) with McKesson Corporation (“McKesson”). Under the terms of the Contribution Agreement, the Company’s stockholders and McKesson agreed to form a joint venture (“NewCo”) that combined the majority of the McKesson Technology Solutions businesses (“MTS”) with the Company’s businesses (“the MTS Transaction”), including substantially all of the assets and operations of the Company, but excluding the Company’s pharmacy claims switching and prescription routing businesses (“eRx Network”). McKesson retained its Enterprise Information Solutions business and its RelayHealth Pharmacy Network and eRx Network was retained by the Company’s stockholders. The MTS Transaction was completed on March 1, 2017.

Pursuant to the terms of the Contribution Agreement, (i) the Company’s stockholders, directly and indirectly, transferred ownership of the Company to NewCo in consideration of (a) the payment at the closing of the MTS Transaction by NewCo to the Company’s stockholders and participants in the Change Healthcare, Inc. Amended and Restated 2009 Equity Incentive Plan (the “Equity Plan”) of approximately $1.75 billion and (b) the issuance to the Company’s stockholders of membership interests representing approximately 30% of NewCo’s equity interests with such interests being held by the Company’s stockholders indirectly through HCIT Holdings, Inc. (“HCIT”); and (ii) McKesson caused MTS to be transferred to NewCo in consideration of (a) NewCo’s assumption, and subsequent repayment to McKesson at the closing of the MTS Transaction, of a promissory note in the aggregate principal amount of approximately $1.25 billion, (b) the issuance of membership interests in NewCo representing approximately 70% of NewCo’s equity interests and (c) a tax receivable agreement from NewCo. Actual cash payment and equity amounts are subject to certain adjustments in accordance with the Contribution Agreement.

In connection with the MTS Transaction, NewCo entered into a new senior secured credit facility, consisting of a term loan facility in the amount of $5.1 billion and a revolving credit facility in an aggregate principal amount of $500 million, and issued $1.0 billion of 5.75% senior notes due 2025. The proceeds were used to make all payments to the Company’s stockholders and McKesson described above, to refinance certain of the Company’s existing indebtedness and to pay fees and expenses incurred in connection with the MTS Transaction. The revolving credit facility also will be available for ongoing working capital and other general corporate purposes of NewCo and its subsidiaries following completion of the MTS Transaction.

The Company incurred $28,355 of legal, accounting, consulting and other expenses related to the MTS Transaction during the year ended December 31, 2016, of which $11,352 was for the primary benefit of NewCo. Upon closing of the MTS Transaction, in accordance with the Contribution Agreement, NewCo became obligated to directly pay such expenses incurred for the benefit of NewCo to the extent they had not been previously paid by either the Company or McKesson and to reimburse the Company and McKesson for any such expenses that had been previously paid. As a result, the Company reduced its expenses by $11,352 during the two-month period ended February 28, 2017.

Upon closing of the MTS Transaction, the Company also incurred expense of approximately $24,611 related to the accelerated vesting of a portion of outstanding stock-based awards under the Equity Plan and $3,997 of expense related to other incentive awards. Additionally, because the MTS Transaction qualified as a covered change in control under certain of the Company’s tax receivable agreements, the Company could be required to make payments in the future that significantly exceed its actual cash tax savings from the tax benefits giving rise to such payments.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include all subsidiaries and entities that are controlled by the Company. The results of operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

Accounting Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors and various other assumptions that the Company believes are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in the reported results of operations; and if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Estimates and assumptions by management affect: the allowance for doubtful accounts; the fair value assigned to assets acquired and liabilities assumed in business combinations; tax receivable agreement obligations; the fair value of interest rate swap obligations; contingent consideration; loss accruals; the carrying value of long-lived assets (including goodwill and intangible assets); the amortization period of long-lived assets (excluding goodwill); the carrying value, capitalization and amortization of software development costs; the provision and benefit for income taxes and related deferred tax accounts; certain accrued expenses; revenue recognition; contingencies; and the value attributed to equity awards.

Business Combinations

The Company recognizes the consideration transferred (i.e., purchase price) in a business combination, as well as the acquired business’ identifiable assets, liabilities and noncontrolling interests at their acquisition date fair value. The excess of the consideration transferred over the fair value of the identifiable assets, liabilities and noncontrolling interest, if any, is recorded as goodwill. Any excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, is generally recognized within earnings as of the acquisition date.

The fair value of the consideration transferred, assets, liabilities and noncontrolling interests is estimated based on one or a combination of income, costs or market approaches as determined based on the nature of the asset or liability and the level of inputs available to the Company (i.e., quoted prices in an active market, other observable inputs or unobservable inputs). To the extent that the Company’s initial accounting for a business combination is incomplete at the end of a reporting period, provisional amounts are reported for those items which are incomplete. Following the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2015-16, the Company adjusts such provisional amounts in the reporting period in which the adjustment amounts are determined.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Software Development Costs

The Company generally provides services to its customers using software developed for internal use. The costs that are incurred to develop such software are expensed as incurred during the preliminary project stage. Once certain criteria have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and maintenance costs are expensed as incurred. Capitalized software costs are included in property and equipment in the accompanying consolidated balance sheets and are amortized over a three-year period.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation, including that related to assets under capital lease, is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives for newly acquired assets are generally as follows:

Computer equipment	3-5 years
Production equipment	5-7 years
Office equipment, furniture and fixtures	3-7 years
Internally developed software	3 years
Technology	6-9 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Expenditures for maintenance repair and renewals that extend the useful life of an asset are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets resulting from the Company’s acquisitions are accounted for using the acquisition method of accounting. Intangible assets with definite lives are amortized on a straight-line basis, at their inception, over the estimated useful lives of the related assets generally as follows:

Customer relationships	5-20 years
Tradenames	3-20 years
Data sublicense agreement	6 years
Non-compete agreements	2-5 years
Premise-based software	1-3 years

The Company assesses its goodwill for impairment annually (as of October 1 of each year) or whenever significant indicators of impairment are present. The Company first assesses whether it can reach a more likely than not conclusion that goodwill is not impaired via qualitative analysis alone. To the extent such a conclusion cannot be reached based on a qualitative assessment alone, the Company, using the assistance of a valuation specialist as appropriate, compares the fair value of each reporting unit to its associated carrying value. If the fair value of the reporting unit is less than the carrying value, then a hypothetical acquisition method allocation is performed to determine the amount of the goodwill impairment to recognize. The Company recognized no impairment in conjunction with its most recent goodwill impairment analysis.

Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Derivatives

Derivative financial instruments are used to manage the Company’s interest rate exposure. The Company does not enter into financial instruments for speculative purposes. Derivative financial instruments are accounted for and measured at fair value and recorded on the balance sheet. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (for example, in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in interest expense in current earnings during the period of change.

Equity Compensation

Compensation expense related to the Company’s equity awards is generally recognized on a straight-line basis over the requisite service period. For awards subject to vesting based on market or performance conditions, however, compensation expense is recognized under the accelerated method. The fair value of the equity awards subject only to service conditions is determined by use of a Black-Scholes model. The fair value of the equity awards subject to market or performance conditions is determined by use of a Monte Carlo simulation.

Revenue Recognition

The Company generates most of its revenue by using technology solutions to provide services to our customers that automate and simplify business and administrative functions for payers, providers and pharmacies, generally on either a per transaction, per document, per communication, per member per month, per provider per month, monthly flat fee, contingent fee or hourly basis.

Revenue for financial and administrative information exchange, payment and communication, risk adjustment, quality reporting and healthcare consulting solutions are recognized as the services are provided. Postage fees related to our payment and communication solutions volumes are recorded on a gross basis. Revenue for our eligibility and enrollment and revenue optimization solutions generally are recognized at the time that our provider customer receives notice from the payer of a pending payment. Revenue for payment integrity solutions are recognized at the time that notice of customer acceptance is received.

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenue in the accompanying consolidated balance sheets.

The Company excludes sales and use tax from revenue in the accompanying consolidated statements of operations.

Income Taxes

The Company records deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities, as well as differences relating to the timing of recognition of income and expenses.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, reversing taxable temporary differences, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Company recognizes tax benefits for uncertain tax positions at the time the Company concludes that the tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The benefit, if any, is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the more likely than not standard, upon resolution through negotiation or litigation with the taxing authority or on expiration of the statute of limitations.

Tax Receivable Agreement Obligations

In connection with CHH’s August 2009 initial public offering, the Company entered into tax receivable agreements which obligated the Company to make payments to certain current and former owners of the Company, including affiliates of Hellman & Friedman LLC (“Hellman & Friedman”) and certain members of management, equal to 85% of the applicable cash savings that the Company realizes as a result of tax attributes arising from certain previous transactions, including the 2011 Merger. In connection with the 2011 Merger, the Company’s former majority owner assigned its rights under the tax receivable agreements to affiliates of Blackstone (Blackstone, together with Hellman & Friedman and certain current and former members of management, are hereinafter sometimes referred to collectively as the “TRA Members”).

Prior to the 2011 Merger, the Company’s balance sheet reflected these obligations at the amount that was both probable and reasonably estimable. In connection with the 2011 Merger, the tax receivable agreement obligations were adjusted to their fair value. The fair value of the obligations at the time of the 2011 Merger is being accreted to the amount of the gross expected obligations using the interest method. Changes in the amount of these obligations resulting from changes to either the timing or amount of cash flows are recognized in the period of change and measured using the discount rate inherent in the initial fair value of the obligations. The accretion of these obligations is classified as a separate caption in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which replaces most prior general and industry specific revenue recognition guidance with a principles-based comprehensive revenue recognition framework. Under this revised framework, a company will recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. This update is effective for fiscal years and interim periods beginning in those years after December 15, 2017. Early adoption is permitted in years beginning after December 15, 2016. Upon adoption, a company may elect to either retrospectively restate each prior reporting period or reflect the cumulative effect of initially applying the update with an adjustment to retained earnings at the date of adoption. While the Company cannot yet determine the effect the adoption of this update will have on its financial statements, the Company believes that significant changes to its accounting policies, estimation processes, internal controls and information systems, as well as significant implementation costs prior to adoption, will be necessary to comply with this update. Such changes are expected to be necessary to accumulate information and data required to estimate the transaction prices in our contracts, and to allocate such transaction prices to the specific performance obligations in our contracts, as a result of variability from volume-based pricing, price increases, contingent fees, service level agreements and other arrangements. Due to the extent of the expected data that will need to be accumulated, the Company expects to adopt the modified retrospective transition method.

In February 2016, the FASB issued ASU No. 2016-02, which generally requires that all lease obligations be recognized on the balance sheet at the present value of the remaining lease payments with a corresponding lease asset. This update is scheduled to be effective for fiscal years and interim periods beginning in those years after December 15, 2018. The Company is currently assessing the potential effects this update may have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, which requires that a financial asset (or group of financial assets) measured at amortized cost be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. This update is scheduled to be effective for fiscal years and interim periods beginning in those years after December 15, 2019, with early adoption permitted beginning with fiscal years beginning after December 15, 2018. The Company is currently assessing the potential effects this update may have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, which provides a screen to determine when an integrated set of assets and activities represents a business. Specifically, this update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of assets and activities is not a business. This update is scheduled to be effective for fiscal years and interim periods beginning in those years after December 15, 2017. The Company is currently assessing the potential effects this update may have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, which generally provides that an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, subject to a restriction that the impairment charge cannot exceed the value of the total goodwill of the reporting unit. This update is scheduled to be effective for fiscal years and interim periods beginning in those years after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of this update to have a material effect on its consolidated financial statements.

In January 2015, the Company adopted FASB ASU No. 2014-08, which changes the requirements for reporting discontinued operations. Following adoption of this update, discontinued operations generally will be reported for the disposal, by sale or otherwise, of a component or a group of components that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. Upon adoption, this update had no effect on the Company’s consolidated financial statements.

In July 2015, the Company adopted FASB ASU No. 2015-05, which provides guidance to customers about whether a cloud computing arrangement includes a software license and requires that all software licenses utilized in internal use software arrangements be accounted for consistent with other licenses of intangible assets. As a result, following the adoption of this update, the Company began recognizing new or materially modified software licenses within intangible assets on its consolidated balance sheet and began recognizing the related amortization of these intangible assets within amortization expense. The adoption of this update had no material effect on the Company’s consolidated financial statements.

In October 2015, the Company adopted FASB ASU No. 2015-16, which simplifies the accounting for measurement period adjustments in connection with business combinations. Following the adoption of this update, the Company recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The adoption of this update had no material effect on the Company’s consolidated financial statements.

In January 2016, the Company adopted FASB ASU No. 2014-12, which clarifies, in the context of share-based payment awards, that a performance target that affects vesting and could be achieved after the requisite service period has been rendered should be treated as a performance condition. Prior to this update, because there was no explicit guidance, there was diversity in practice among companies. The adoption of this update had no material effect on the Company’s consolidated financial statements.

In August 2016, the Company adopted FASB ASU No. 2016-15, which specifies the treatment within the statement of cash flows of eight specific matters including the treatment of debt prepayment or debt extinguishment costs and contingent consideration payments made after a business combination, among other matters. The adoption of this update had no material effect on the Company’s consolidated financial statements.

In January 2017, the Company adopted FASB ASU No. 2016-09, which generally requires that all income tax effects of share-based payment awards be recognized in the statement of operations when the awards vest or are settled. It also allows an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The adoption of this standard had no material effect on the Company’s consolidated financial statements.

3.	Concentration of Credit Risk

The Company’s revenue is primarily generated in the United States. Changes in economic conditions, government regulations or demographic trends, among other matters, in the United States could adversely affect the Company’s revenue and results of operations.

The Company maintains its cash and cash equivalent balances in either insured depository accounts or money market mutual funds. The money market mutual funds are limited to investments in low-risk securities such as United States or government agency obligations, or repurchase agreements secured by such securities.

4.	Business Combinations and Disposal Transaction

Business Combinations

In July 2014, the Company acquired all of the equity interests of Capario, Inc. (“Capario”), a technology-enabled provider of revenue cycle management solutions.

In November 2014, the Company acquired all of the equity interests of Change Healthcare Corporation (“Engagement Solutions”), a technology-enabled provider of healthcare consumer engagement and transparency solutions.

In December 2014, the Company acquired all of the equity interests of Adminisource Communications, Inc. (“Adminisource”), a technology-enabled provider of payment and communication solutions.

In August 2015, the Company acquired all of the equity interests of Altegra Health, Inc. (“Altegra Health”), a technology-enabled provider that assists payers and risk bearing providers with analytics and reporting capabilities for risk adjustment, member engagement and quality analysis to achieve actionable insights and improved management for value-based healthcare.

The following table summarizes certain information related to these acquisitions.

	Altegra Health	Adminisource	Engagement Solutions	Capario
Total Consideration Fair Value at Acquisition Date:
Cash paid at closing	$735,669	$34,825	$138,329	$89,423
Contingent consideration	—	—	4,730	—
Options fair value	—	—	650	—
Other	(4,000)	(925)	80	(219)

	$731,669	$33,900	$143,789	$89,204

Allocation of the Consideration Transferred:
Cash	$17,176	$—	$8,053	$2,292
Accounts receivable	51,954	6,474	335	4,839
Prepaid expenses and other current assets	7,648	466	397	1,113
Deferred income tax assets	—	3,797	9,170	—
Property and equipment	40,521	874	7,953	9,580
Identifiable intangible assets:
Tradename	17,930	108	5,300	900
Noncompetition agreements	43,040	—	2,840	2,740
Customer relationships	351,290	21,230	4,430	38,510
Other	633	—	—	—
Goodwill	531,404	3,223	109,994	76,279
Accounts payable	(836)	(279)	(174)	(2,270)
Accrued sales taxes	(4,228)	—	—	—
Other accrued expenses	(51,006)	(1,993)	(2,203)	(8,818)
Deferred revenue	(5,100)		(306)	(2)
Current maturities of long-term debt	—	—	—	(2,600)
Deferred income tax liabilities	(114,288)	—	—	(14,367)
Long-term debt	(154,469)	—	(2,000)	(18,785)
Other long-term liabilities	—	—	—	(207)

Total consideration transferred	$731,669	$33,900	$143,789	$89,204

	Altegra Health	Adminisource	Engagement Solutions	Capario
Acquisition costs in sales, marketing, general and administrative expense:
For the period ended February 28, 2017	$—	$—	$—	$—
For the year ended December 31, 2016	$—	$—	$—	$—
For the year ended December 31, 2015	$4,685	$—	$48	$—
Other Information:
Gross contractual accounts receivable	$54,608	$7,521	$335	$5,112
Amount not expected to be collected	$2,654	$1,047	$—	$273
Goodwill expected to be deductible for tax purposes	$—	$—	$—	$—
Contingent Consideration Information:
Contingent consideration range	N/A	N/A	$0-$50,000	N/A
Measurement period	N/A	N/A	January 1, 2015 to December 31, 2017	N/A
Basis of measurement	N/A	N/A	Revenue performance	N/A
Type of measurement	N/A	N/A	Level 3	N/A
Key assumptions at the acquisition date:
Range of annual revenue performance	N/A	N/A	$5,516 - $51,376	N/A
Expected payment date(s)	N/A	N/A	2016-2018	N/A
Discount rate(s)	N/A	N/A	10.5% to 11.3%	N/A
Increase (decrease) to net loss:
For the period ended February 28, 2017	N/A	N/A	$—	N/A
For the year ended December 31, 2016	N/A	N/A	$—	N/A
For the year ended December 31, 2015	N/A	N/A	$(4,730)	N/A

In connection with the Altegra acquisition, the Company recognized pre-acquisition contingencies of $4,228 within goodwill which were resolved subsequent to the measurement period. The resolution of these pre-acquisition contingencies following the measurement period resulted in an increase to pretax income of $1,098 during the year ended December 31, 2016.

The Company generally recognizes goodwill attributable to the assembled workforce and expected synergies among the operations of the acquired entities and the Company’s existing operations. In the case of the Company’s acquisitions of operating companies, synergies generally have resulted from the elimination of duplicative facilities and personnel costs and cross selling opportunities among the Company’s existing customer base. Goodwill is generally deductible for federal income tax purposes when a business combination is treated as an asset purchase. Goodwill is generally not deductible for federal income tax purposes when the business combination is treated as a stock purchase.

Disposal of eRx Network

In February 2017, the Company, distributed all of its interest in eRx Network to the stockholders of the Company, subject to an option purchase agreement whereby the Company retains the right to reacquire eRx Network in the event that McKesson ceases to own at least 5% of the membership units in NewCo. The option, with a term of five years, specifically provides the Company the right to purchase the stock of eRx Network for the sum of one dollar and the product of twelve and the increase in trailing twelve month EBITDA from closing of the transaction to the period immediately prior to the exercise of the purchase option.

No gain or loss was recognized upon the distribution. The difference in the eRx Network assets and liabilities at the distribution date has been reflected as a reduction of additional paid in capital of the Company during the two-month period ended February 28, 2017. The distributed assets and liabilities are disclosed separately in the supplemental information section of the consolidated statements of cash flows, included herein.

5.	Property and Equipment

Property and equipment as of February 28, 2017, December 31, 2016 and December 31, 2015, consisted of the following:

	February 28, 2017	December 31, 2016	December 31, 2015
Computer equipment	$91,911	$89,820	$72,628
Production equipment	26,235	26,243	25,484
Office equipment, furniture and fixtures	16,529	15,070	12,766
Software	241,170	226,995	177,833
Technology	206,436	206,436	192,157
Leasehold improvements	44,731	44,101	36,745
Construction in process	17,674	26,163	42,774

	644,686	634,828	560,387
Less accumulated depreciation	(420,053)	(404,097)	(316,242)

Property and equipment, net	$224,633	$230,731	$244,145

Depreciation expense was $16,214, $96,008 and $90,294 for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

6.	Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill for the indicated periods.

	Software and Analytics	Network Solutions	Technology- enabled Services	Total
December 31, 2015	1,105,163	614,567	494,040	2,213,770
Other	(872)	—	—	(872)
December 31, 2016	1,104,291	614,567	494,040	2,212,898
eRx Network disposal	—	(41,631)	—	(41,631)

February 28, 2017	$1,104,291	$572,936	$494,040	$2,171,267

Intangible assets subject to amortization as of February 28, 2017 consisted of the following:

	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	13.4	$1,888,212	$(455,983)	$1,432,229
Tradenames	4.1	24,138	(6,957)	17,181
Non-compete agreements	0.8	43,472	(28,191)	15,281
Data sublicense agreement	0.6	31,000	(27,931)	3,069
Technology-based intangible assets	2.3	58,580	(17,016)	41,564
Other	4.7	3,401	(614)	2,787

Total		$2,048,803	$(536,692)	$1,512,111

Intangible assets subject to amortization as of December 31, 2016 consisted of the following:

	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	13.6	$1,982,260	$(462,440)	$1,519,820
Tradenames	4.3	24,138	(6,265)	17,873
Non-compete agreements	1.0	43,472	(25,179)	18,293
Data sublicense agreement	0.8	31,000	(27,058)	3,942
Technology-based intangible assets	2.6	55,806	(13,110)	42,696
Other	4.8	3,660	(615)	3,045

Total		$2,140,336	$(534,667)	$1,605,669

Intangible assets subject to amortization as of December 31, 2015 consisted of the following:

	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	14.6	$1,979,182	$(350,846)	$1,628,336
Tradenames	5.2	24,775	(2,757)	22,018
Non-compete agreements	1.7	61,852	(21,529)	40,323
Data sublicense agreement	1.8	31,000	(21,821)	9,179
Other	2.6	11,654	(3,647)	8,007

Total		$2,108,463	$(400,600)	$1,707,863

Amortization expense was $27,100, $156,277 and $252,008 for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

Aggregate future amortization expense for intangible assets is estimated to be:

2017 (remaining)	$119,382
2018	144,150
2019	111,695
2020	109,113
2021	106,433
Thereafter	921,338

$1,512,111

7.	Accrued Expenses

Accrued expenses as of February 28, 2017, December 31, 2016 and December 31, 2015 consisted of the following:

	February 28, 2017	December 31, 2016	December 31, 2015
Customer deposits	$25,843	$25,756	$29,136
Accrued compensation	52,863	34,631	34,235
Accrued rebates	7,371	8,196	7,494
Accrued telecommunications	3,279	3,754	4,257
Accrued outside services	39,636	32,977	8,387
Accrued insurance	4,530	4,835	4,208
Accrued income, sales and other taxes	3,871	3,078	9,180
Accrued interest	31,319	35,642	7,376
Interest rate swap agreement	2,059	2,521	1,870
Accrued liabilities for purchases of property and equipment	3,979	5,208	2,883
Current portion of contingent consideration	—	—	4,650
Current portion of tax receivable agreement obligations to related parties	980	980	986
Pass-through payments	6,598	6,663	28,222
Other accrued liabilities	24,685	26,213	24,285

	$207,013	$190,454	$167,169

8.	Long-Term Debt

The Company’s long-term indebtedness is comprised of a senior secured term loan facility (as amended, the “Term Loan Facility”), a revolving credit facility (the “Revolving Facility”; together with the Term Loan Facility, the “Senior Credit Facilities”), 11% senior notes due 2019 (the “2019 Notes”), 11.25% senior notes due 2020 (the “2020 Notes”) and 6% senior notes due 2021 (the “2021 Notes”; together with the 2019 Notes and 2020 Notes, the “Senior Notes”).

Long-term debt as of February 28, 2017, December 31, 2016 and December 31, 2015 consisted of the following:

	February 28, 2017	December 31, 2016	December 31, 2015
Senior Credit Facilities
$1,696 million Senior Secured Term Loan facility, due November 2, 2018, net of unamortized discount of $14,116, $15,441 and $23,511 at February 28, 2017, December 31, 2016 and December 31, 2015, respectively (effective interest rate of 4.29%)	$1,614,455	$1,613,131	$1,621,981
$160 million Senior Secured Term Loan facility, due November 2, 2018, net of unamortized discount of $2,005, $2,193 and $3,334 at February 28, 2017, December 31, 2016 and December 31, 2015, respectively (effective interest rate of 4.54%)	154,395	154,207	154,666

	February 28, 2017	December 31, 2016	December 31, 2015
$125 million Senior Secured Revolving Credit facility, $28.4 million expired on November 2, 2016 and $96.6 million expiring on August 3, 2018, and bearing interest at a variable base rate plus a spread rate	—	—	—
Senior Notes
$375 million 11% Senior Notes due December 31, 2019, net of unamortized discount of $4,750, $4,984 and $6,299 at February 28, 2017, December 31, 2016 and December 31, 2015, respectively (effective interest rate of 11.53%)	370,250	370,016	368,701
$375 million 11.25% Senior Notes due December 31, 2020, net of unamortized discount of $6,916, $7,151 and $8,471 at February 28, 2017, December 31, 2016 and December 31, 2015, respectively (effective interest rate of 11.85%)	368,084	367,849	366,529
$250 million 6% Senior Notes due February 15, 2021, net of unamortized discount of $4,932, $5,114 and $6,161 at February 28, 2017, December 31, 2016 and December 31, 2015, respectively (effective interest rate of 6.57%)	245,068	244,886	243,839
Obligation under data sublicense agreement	3,074	3,074	10,810
Other	7,612	7,871	7,427
Less current portion	(25,162)	(25,021)	(32,775)

Long-term debt	$2,737,776	$2,736,013	$2,741,178

Senior Credit Facilities

The credit agreement governing the Senior Credit Facilities (the “Senior Credit Agreement”) provides that, subject to certain conditions, the Company may request additional tranches of term loans, increase commitments under the Revolving Facility or the Term Loan Facility or add one or more incremental revolving credit facility tranches (provided that the revolving credit commitments outstanding at any time have no more than three different maturity dates) in an aggregate amount not to exceed (a) $300,000 plus (b) an unlimited amount at any time, subject to compliance on a pro forma basis with a first lien net leverage ratio of no greater than 4.00 to 1.00. Availability of such additional tranches of term loans or revolving credit facilities and/or increased commitments is subject to, among other conditions, the absence of any default under the Senior Credit Agreement and the receipt of commitments by existing or additional financial institutions. Proceeds of the Revolving Facility, including up to $30,000 in the form of borrowings on same-day notice, referred to as swingline loans, and up to $50,000 in the form of letters of credits ($6,051 outstanding as of February 28, 2017), are available to provide financing for working capital and general corporate purposes.

Borrowings under the Senior Credit Facilities bear interest at an annual rate equal to an applicable margin plus, at the Company’s option, either (a) a base rate determined by reference to the highest of (i) the applicable prime rate, (ii) the federal funds rate plus 0.50% and (iii) a LIBOR rate determined by reference to the costs of funds for United States dollar deposits for an interest period of one month, adjusted for certain additional costs, plus 1.00%, which base rate, in the case of the Term Loan Facility only, shall be no less than 2.25%, or (b) a LIBOR rate determined by reference to the costs of funds for United States dollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, which, in the case of the Term Loan Facility only, shall be no less than 1.25%.

In April 2012, the Company amended the Senior Credit Agreement to reprice the Senior Credit Facilities and borrow $80,000 of additional term loans. In April 2013, the Company again amended the Senior Credit Agreement to further reprice, and also to modify certain financial covenants under the Senior Credit Facilities. Following the April 2013 amendment, the interest rate on both the Term Loan Facility and Revolving Facility is LIBOR plus 2.50%. The Term Loan Facility remains subject to a LIBOR floor of 1.25%, and there continues to be no LIBOR floor on the Revolving Facility. In connection with the April 2013 repricing, the Senior Credit Agreement also was amended to, among other things, eliminate the financial covenant related to the consolidated cash interest coverage ratio and modify the financial covenant related to the net leverage test by maintaining the required first lien net leverage ratio at 5.35 to 1.00 for the remaining term of the Senior Credit Facilities.

In December 2014 and August 2015, through further amendments to the Senior Credit Agreement, the Company borrowed an additional $160,000 and $395,000, respectively, under incremental term loan facilities on identical terms and having the same rights and obligations as the existing term loans under the Senior Credit Agreement.

In addition to paying interest on outstanding principal under the Senior Credit Facilities, the Company is required to pay customary agency fees, letter of credit fees and a 0.50% commitment fee in respect of the unutilized commitments under the Revolving Facility.

The Senior Credit Agreement requires that the Company prepay outstanding loans under the Term Loan Facility, subject to certain exceptions, with (a) 100% of the net cash proceeds of any incurrence of debt other than debt permitted under the Senior Credit Agreement, (b) 50% (which percentage will be reduced to 25% and 0% based on the Company’s first lien net leverage ratio) of the Company’s annual excess cash flow and (c) 100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions.

The Company generally may voluntarily prepay outstanding loans under the Senior Credit Facilities at any time without premium or penalty other than breakage costs with respect to LIBOR loans.

The Company is required to make quarterly payments equal to 0.25% of the aggregate principal amount of the loans under the Term Loan Facility, with the balance due and payable on November 2, 2018.

Certain of the Company’s United States wholly-owned restricted subsidiaries are co-borrowers and jointly and severally liable for all obligations under the Senior Credit Facilities. Such obligations of the co-borrowers are unconditionally guaranteed by Change Healthcare Intermediate Holdings, Inc. (a direct wholly-owned subsidiary of the Company) and each of its existing and future United States wholly-owned restricted subsidiaries (with certain exceptions including immaterial subsidiaries). These obligations are secured by a perfected security interest in substantially all of the assets of the co-borrowers and guarantors now owned or later acquired, including a pledge of all of the capital stock of the Company and its United States wholly-owned restricted subsidiaries and 65% of the capital stock of its foreign restricted subsidiaries, subject in each case to the exclusion of certain assets and additional exceptions.

The Senior Credit Agreement requires the Company to comply with a maximum first lien net leverage ratio financial maintenance covenant, to be tested on the last day of each fiscal quarter. A breach of the first lien net leverage ratio covenant is subject to certain equity cure rights. In addition, the Senior Credit Facilities contain a number of negative covenants that, among other things and subject to certain exceptions, restrict the Company’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness or guarantees;

•	incur liens;

•	make investments, loans and acquisitions;

•	consolidate or merge;

•	sell assets, including capital stock of subsidiaries;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock of the Company or any restricted subsidiary;

•	alter the business of the Company;

•	amend, prepay, redeem or purchase subordinated debt;

•	engage in transactions with affiliates; and

•	enter into agreements limiting dividends and distributions of certain subsidiaries.

The Senior Credit Agreement also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default (including upon change of control).

As of February 28, 2017 and December 31, 2016, the Company believes it was in compliance with all of the applicable debt covenants under the Senior Credit Agreement.

As further described in Note 1, upon the closing of the MTS Transaction, all outstanding indebtedness under Senior Credit Facilities was repaid using proceeds from new debt instruments entered into in connection with the MTS Transaction.

Senior Notes

The 2019 Notes bear interest at an annual rate of 11.00% with interest payable semi-annually on June 30 and December 31 of each year. The 2019 Notes mature on December 31, 2019. The 2020 Notes bear interest at an annual rate of 11.25% with interest payable quarterly on March 31, June 30, September 30 and December 31 of each year. The 2020 Notes mature on December 31, 2020. The 2021 Notes bear interest at an annual rate of 6.00% with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2016. The 2021 Notes mature on February 15, 2021.

The Company may redeem the 2019 Notes, the 2020 Notes or both, in whole or in part, at any time on or after December 31, 2015 at the applicable redemption price, plus accrued and unpaid interest.

The Company may redeem the 2021 Notes, in whole or in part, at any time on or after August 15, 2017 at the applicable redemption price, plus accrued and unpaid interest. At any time prior to August 15, 2017, the Company may, at its option and on one or more occasions, redeem up to 40% of the aggregate principal amount of the 2021 Notes at a redemption price equal to 100% of the aggregate principal amount, plus a premium and accrued and unpaid interest with the net cash proceeds of certain equity offerings. At any time prior to August 15, 2017, the Company may redeem the 2021 Notes, in whole or in part, at its option and on one or more occasions, at a redemption price equal to 100% of the principal amount, plus a “make-whole premium” and accrued and unpaid interest.

If the Company experiences specific kinds of changes in control, it must offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

The Senior Notes are senior unsecured obligations and rank equally in right of payment with all of the Company’s existing and future indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The Company’s obligations under the Senior Notes are guaranteed on a senior basis by all of its existing and subsequently acquired or organized wholly-owned United States restricted subsidiaries that guarantee the Senior Credit Facilities or its other indebtedness or indebtedness of any affiliate guarantor. The Senior Notes and the related guarantees are effectively subordinated to the Company’s existing and future secured obligations and that of its affiliate guarantors to the extent of the value of the collateral securing such obligations, and are structurally subordinated to all existing and future indebtedness and other liabilities of any of the Company’s subsidiaries that do not guarantee the Senior Notes.

The indentures governing the Senior Notes (the “Indentures”) contain customary covenants that restrict the ability of the Company and its restricted subsidiaries to:

•

pay dividends on capital stock or redeem, repurchase or retire capital stock of the Company, subject to customary exceptions, including compliance with a fixed charge coverage ratio and subject to limitation based on net income generated during the term of the Indentures;

•	incur additional indebtedness or issue certain capital stock;

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries;

•	prepay subordinated debt;

•	engage in certain transactions with affiliates; and

•	enter into agreements restricting the subsidiaries’ ability to pay dividends.

The Indentures also contain certain customary affirmative covenants and events of default.

As of February 28, 2017 and December 31, 2016, the Company believes it was in compliance with all of the applicable debt covenants under the Senior Notes.

As further described in Note 1, upon the closing of the MTS Transaction, all outstanding indebtedness under Senior Notes was repaid using proceeds from new debt instruments entered into in connection with the MTS Transaction.

Obligation Under Data Sublicense Agreement

In 2009 and 2010, the Company acquired certain additional rights to specified uses of its data from the former owner of the Company’s business in order to broaden the Company’s ability to pursue business intelligence and data analytics solutions for payers and providers. The Company previously licensed exclusive rights to this data to the former owner of the Company’s business. In connection with these data rights acquisitions, the Company recorded amortizable intangible assets and corresponding obligations at inception based on the present value of the scheduled annual payments through 2018, which totaled $65,000 in the aggregate (approximately $3,500 remained payable at February 28, 2017 and December 31, 2016). In connection with the 2011 Merger, the Company was required to adjust this obligation to its fair value.

Other

From time to time, the Company enters into deferred financing arrangements with certain vendors. The obligations under such arrangements are recorded at the present value of the scheduled payments. Such future payments totaled approximately $7,600 and $7,900 at February 28, 2017 and December 31, 2016, respectively.

Aggregate Future Maturities

The aggregate amounts of future maturities under long-term debt arrangements are as follows:

2017 (remaining)	$25,162
2018	1,769,257
2019	375,413
2020	375,413
2021	250,413
Thereafter	—

$2,795,658

9.	Interest Rate Swap

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swap and cap agreements as part of its interest rate risk management strategy.

In January 2012, the Company executed three interest rate swap agreements, which expired in February 2017, to hedge the variable cash flows associated with existing variable-rate debt pursuant to the Term Loan Facility. In March 2016, the Company executed two annuitized interest rate cap agreements with a combined notional amount of $650,000 to limit the exposure of the variable component of interest rates under the Term Loan Facility or future variable rate indebtedness to a maximum of 1.25%, beginning in March 2017 and expiring in March 2020. As of February 28, 2017 and December 31, 2016, the Company’s outstanding interest rate swap agreements and interest rate cap agreements were designated as cash flow hedges of interest rate risk and determined to be highly effective.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the twelve months subsequent to February 28, 2017, the Company estimates that an additional $970 will be reclassified as an increase to interest expense.

The following table summarizes the fair value of the Company’s derivative instruments at February 28, 2017, December 31, 2016 and December 31, 2015, respectively:

	Fair Values of Derivative Financial Instruments Asset (Liability)
	Balance Sheet Location	February 28, 2017	December 31, 2016	December 31, 2015
Derivative financial instruments designated as hedging instruments:
Interest rate swap and cap agreements	Other assets	$3,264	$3,363	$—
Interest rate swap and cap agreements	Accrued expenses	(2,059)	(2,521)	(1,870)
Interest rate swap and cap agreements	Other long-term liabilities	—	—	(556)

		$1,205	$842	$(2,426)

Tabular Disclosure of the Effect of Derivative Instruments on the Statement of Operations

The effect of the derivative instruments on the accompanying consolidated statements of operations for the two month ended February 28, 2017 and the years ended December 31, 2016 and 2015, respectively, is summarized in the following table:

	January 1 through February 28, 2017	Year Ended December 31,
		2016	2015
Derivative financial instruments in cash flow hedging relationships:
Gain/ (loss) related to effective portion of derivative financial instruments recognized in other comprehensive loss	$150	$659	$(2,668)

Gain/ (loss) related to effective portion of derivative financial instruments reclassified from accumulated other comprehensive loss to interest expense	$(220)	$(2,593)	$(2,587)

Gain/ (loss) related to ineffective portion of derivative financial instruments recognized in interest expense	$9	$16	$—

Credit Risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company also could be declared in default on its derivative obligations.

As of February 28, 2017, the termination value of the Company’s derivative financial instruments in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1,223. If the Company had breached any of these provisions at February 28, 2017, the Company could have been required to settle its obligations under the agreements at this termination value. The Company does not offset any derivative financial instruments, and the derivative financial instruments are not subject to collateral posting requirements.

10.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company’s assets and liabilities that are measured at fair value on a recurring basis consist of the Company’s derivative financial instruments and contingent consideration associated with business combinations. The tables below summarize these items as of February 28, 2017 and December 31, 2016, respectively, aggregated by the level in the fair value hierarchy within which those measurements fall.

Description	Balance at February 28, 2017	Quoted in Markets Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap and cap agreements	$1,205	$—	$1,205	$—

Total	$1,205	$—	$1,205	$—

Description	Balance at December 31, 2016	Quoted in Markets Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap and cap agreements	$842	$—	$842	$—

Total	$842	$—	$842	$—

Description	Balance at December 31, 2015	Quoted in Markets Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swaps	$(2,426)	$—	$(2,426)	$—
Contingent consideration obligations	(4,650)	—	—	(4,650)

Total	$(7,076)	$—	$(2,426)	$(4,650)

The valuation of the Company’s derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair value of the interest rate swap and cap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments) using the overnight index swap rate as the discount rate.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements and measures the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs to evaluate the likelihood of default by itself and by its counterparties. As of February 28, 2017, the Company determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of the Company’s contingent consideration obligations was estimated as the present value of total expected contingent consideration payments which were determined using a Monte Carlo simulation. This analysis reflects the contractual terms of the purchase agreement and utilized assumptions with regard to future sales, probabilities of achieving such future sales, the timing of the expected payments and a discount rate. Significant increases with respect to assumptions as to future sales and probabilities of achieving such future sales would have resulted in a higher fair value measurement while an increase in the discount rate would have resulted in a lower fair value measurement.

The table below presents a reconciliation of the fair value of the liabilities that use significant unobservable inputs (Level 3).

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	January 1 through February 28, 2017	Fiscal Year Ended December 31,
		2016	2015
Balance at beginning of period	$—	$(4,650)	$(17,486)
Adjustment of provisional amounts	—	—	(50)
Issuance of contingent consideration	—	—	—
Settlement of contingent consideration	—	—	8,061
Gain/ (loss) included in contingent consideration	—	—	4,825
Transfers out of Level 3 fair value measurements	—	4,650	—

Balance at end of period	$—	$—	$(4,650)

In January 2015, the Company paid approximately $8,057 to the former stockholders of Goold Health Systems in full satisfaction of its contingent consideration liability.

In April 2015, the Company exercised its option to terminate all future obligations under the Vieosoft Inc. (“Vieosoft”) stock purchase agreement in exchange for a future cash payment of $4,650 to the former stockholders of Vieosoft. This termination payment was not accepted and the former stockholders of Vieosoft filed a lawsuit against the Company. In December 2016, the Company received summary judgment in its favor, but final payment of the termination fee is pending further appeal by the former stockholders of Vieosoft.

In September 2015, the Company concluded that Engagement Solutions will not achieve the performance requirements necessary to earn future contingent consideration payments. As a result, the Company recognized a gain of $4,730 to eliminate the contingent consideration obligation.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

During the year ended December 31, 2015, the Company determined, as a result of technology challenges, slower than expected customer adoption, and management attrition, that one of its recently developed products in the network solutions segment may be impaired. As a result, the Company was required to assess the recoverability of the net assets included in the relevant asset group. The Company recognized an impairment charge, measured as of December 31, 2015, to adjust the carrying value of the asset group to its fair value. This impairment charge was allocated to the affected-long-lived assets on a pro rata basis. In addition, throughout 2015 the Company abandoned certain hardware and software in connection with the continued migration of software development to a cloud-based environment. Among this abandoned hardware and software was a complete redevelopment of an existing software and analytics’ solution in this cloud-based environment.

The following table summarizes the affected financial statement captions, the allocation of the impairment charges among those captions and provides certain quantitative information associated with the required fair value measurements.

	Range of Inputs 2015	Fair Value 2015	Impairment 2015
Long-lived assets to be held and used (Level 3)
Relevant asset group	N/A	$786	$4,995
Balance sheet account:
Customer relationships	N/A	N/A	N/A
Non-compete agreements	N/A	N/A	$672
Other intangible assets	N/A	N/A	$1,464
Property and equipment	N/A	N/A	$2,859
Unobservable inputs (discounted cash flow method):
Probability of contract extension	N/A	N/A	N/A
Probability of new contract execution	N/A	N/A	N/A
Expected annual revenue range	$101-$5,443	N/A	N/A
Remaining life of the asset group	7 years	N/A	N/A
Discount rate	14.9%	N/A	N/A
Risk free interest rate	N/A	N/A	N/A
Long-lived assets to be disposed of
Property and Equipment	N/A	$—	$3,557

Assets and Liabilities Measured at Fair Value upon Initial Recognition

The carrying amount and the estimated fair value of financial instruments held by the Company as of February 28, 2017, December 31, 2016 and December 31, 2015 were:

	As of February 28, 2017		As of December 31, 2016		As of December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$136,666	$136,666	$118,016	$118,016	$66,655	$66,655
Accounts receivable	$275,041	$275,041	$279,712	$279,712	$280,858	$280,858
Senior Credit Facilities (Level 1)	$1,768,850	$1,791,665	$1,767,338	$1,784,972	$1,776,647	$1,774,860
Senior Notes (Level 2)	$983,402	$1,037,554	$982,751	$1,041,406	$979,069	$1,026,250

The carrying amounts of cash equivalents and accounts receivable approximate fair value because of their short-term maturities. The fair value of long-term debt is based upon market quotes and trades by investors in partial interests of these instruments.

11.	Commitments

Lease Commitments

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term including reasonably assured renewal periods from the time that the Company controls the leased property.

The Company leases its offices and other facilities under operating lease agreements that expire at various dates through 2027. Future minimum lease commitments under these non-cancellable lease agreements as of February 28, 2017 were as follows:

2017 (remaining)	$13,360
2018	14,450
2019	9,540
2020	7,647
2021	7,131
Thereafter	16,280

Total minimum lease payments	$68,408

Total rent expense for all operating leases was $2,873, $16,773 and $14,806 for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

Post-employment Benefits

The Company generally offers post-employment benefits to its employees in the case of certain employee termination events consisting of severance and outplacement services. The extent of such benefits vary based on employee title and, in some cases, accumulate based on the respective employee’s years of service to the Company. Due to the episodic nature of the Company’s severance benefit history and the inability to reasonably predict future termination events, no accrual for accumulating severance benefits is accrued until the point that the payment of a severance benefit is probable and can be reasonably estimated. As of February 28, 2017 and December 31, 2016, the Company recognized a liability related to these benefits in the amount of $10,588 and $7,047, respectively.

12.	Legal Proceedings

Additionally, in the normal course of business, the Company is involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

13.	Incentive Compensation Plans

Equity	Compensation Plans

In connection with the 2011 Merger, the Company assumed the Equity Plan. Pursuant to the Equity Plan, 180,950 shares of the Company’s common stock have been reserved for the issuance of equity awards to employees, directors and consultants of the Company and its affiliates.

Equity Awards

The Company grants equity-based awards of its common stock to certain employees and directors under the Equity Plan. Grants under the Equity Plan consist of one, or a combination of, time-vested awards and/or performance-based awards. In each case, the equity awards are subject to certain call rights by the Company in the event of termination of service by the award holder and put rights by the award holder or his/her beneficiaries in the event of death or disability. The Company’s practice is to repurchase shares of its common stock held by former employees no earlier than six months following issuance of such shares of its common stock.

Rollover Awards: In connection with the 2011 Merger, certain outstanding grants for members of senior management under the Equity Plan were exchanged for new options of common stock (the “Rollover Awards”).

Time Vested Awards: The time-vested awards consist of the following:

(i) Tier I Time Awards were granted with an exercise price equal to the fair value of the Company’s common stock on the date of grant and generally vest in equal 20% installments on the first through fifth anniversary of the 2011 Merger or the grant date, subject to the award holder’s continued employment through each vesting date. The Company estimates the fair value of the Tier I Time Awards using the Black-Scholes option pricing model. The Company determined that as of February 28, 2017, the consummation of the MTS Transaction was probable and as a result all remaining expense related to the Tier I Time Awards was accelerated.

(ii) Tier II Time Awards were granted with an exercise price greater than the fair value of the common stock on the date of grant and generally vest in equal 20% installments on the first through fifth anniversary of the 2011 Merger or grant date, subject to the award holder’s continued employment through each vesting date. As the Tier II Time Awards were granted with an exercise price that was significantly out of the money as of the grant date, the Tier II Time Awards contain an implied market condition. As a result, the requisite service period is the longer of the explicit and derived service periods. The Company determined that as of February 28, 2017, the consummation of the MTS Transaction was probable and as a result all remaining expense related to the Tier II Time Awards was accelerated.

Performance Awards: The performance awards were granted with an exercise price equal to the fair value of the Company’s common stock on the date of grant and vest, subject to the employee’s continued employment through the vesting date, on the date when Blackstone has sold at least 25% of the maximum number of the Company’s shares held by it (i.e. a liquidity event) and achieved specified rates of return. The Company values the performance awards using a Monte Carlo simulation. Because vesting of the performance awards is contingent upon the occurrence of a liquidity event, no compensation expense had been previously recorded related to the performance awards. In the event that a sale by Blackstone of at least 25% of its stock occurs, the Company will record all related compensation expense at that time for awards that are probable of vesting. The Company determined that as of February 28, 2017, the consummation of the MTS Transaction was probable and as a result expense related to a portion of performance awards was accelerated. As of February 28, 2017, unrecognized compensation expense related to the unvested performance awards was $16,125.

Restricted Stock Units: During 2014, the Company granted 1,500 restricted stock units with a grant date fair value of $1,020 that vests in 20% equal installments on the first through fifth anniversary of the grant date, subject to the employee’s continued employment through each vesting date. As of February 28, 2017, 900 stock units were vested with an intrinsic value of $2,160 at the time of vesting and unrecognized compensation expense related to the restricted stock units was $612. This expense is expected to be recognized over a weighted average period of 1.92 years.

Activity Summary

A summary of award activity under the Equity Plan for the period from January 1, 2017 to February 28, 2017 and the year ended December 31, 2016, is presented separately below for awards valued using the Black Scholes option pricing model and a Monte Carlo simulation.

Awards Valued Using the Black Scholes Option Pricing Model

	Awards		Weighted Average Exercise Price		Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
	Tier I Time Awards	Rollover Awards	Tier I Time Awards	Rollover Awards	Tier I Time Awards	Rollover Awards	Tier I Time Awards	Rollover Awards
Outstanding at January 1, 2016	74,115.5	2,342.0	$1,218	$217	7.9	6.5	$40,942	$3,637
Granted	1,650.0	—	1,770	—
Exercised	(1,922.0)	(550.0)	1,055	250			1,374	836
Expired	—	—	—	—
Forfeited	(7,426.5)	—	1,406	—
Outstanding at December 31, 2016	66,417.0	1,792.0	$1,215	$207	6.9	5.6	$78,705	$3,929

Granted	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	—	—
Outstanding at February 28, 2017	66,417.0	1,792.0	$1,215	$207	6.8	5.5	$78,705	$3,929

Exercisable at February 28, 2017	40,479.8	1,792.0	$1,093	$207	6.2	5.5	$52,895	$3,929

Awards Valued Using a Monte Carlo Simulation

	Awards		Weighted Average Exercise Price		Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
	Tier II Time Awards	Performance Awards	Tier II Time Awards	Performance Awards	Tier II Time Awards	Performance Awards	Tier II Time Awards	Performance Awards
Outstanding at January 1, 2016	14,250.0	67,572.5	$2,500	$1,237	7.2	8.0	$—	$—
Granted	—	1,650.0	—	1,770
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(2,800.0)	(12,866.0)	2,500	1,277
Outstanding at December 31, 2016	11,450.0	56,356.5	$2,500	$1,243	6.4	7.1	$—	$—

Granted	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	—	—
Outstanding at February 28, 2017	11,450.0	56,356.5	$2,500	$1,243	6.2	6.9	$—	$—

Exercisable at February 28, 2017	8,610.0	—	$2,500	$—	6.1	—	$—	$—

Restricted Stock Units

Restricted Stock Units
Unvested at December 31, 2015	1,200
Granted	—
Canceled	—
Vested	300

Unvested at December 31, 2016	900
Granted	—
Canceled	—
Vested	300

Unvested at February 28, 2017	600

Black-Scholes and Monte Carlo Simulation Option Pricing Model Assumptions

The following table summarizes the weighted average grant date fair values of awards valued using the Black-Scholes and Monte Carlo Simulation option pricing models, as appropriate, and the weighted average assumptions used to develop the fair value estimates under each of the valuation models for the years ended December 31, 2016 and 2015, respectively (no awards were granted in the period from January 1, 2017 to February 28, 2017)

	Tier I Awards	Tier II Awards	Performance Awards
Year Ended December 31, 2016:
Weighted average grant date fair value	$884.33	N/A	$478.35
Expected volatility	49.34%	N/A	50.06%
Risk-free interest rate	1.71%	N/A	1.62%
Expected term (years)	6.49	N/A	N/A
Year Ended December 31, 2015:
Weighted average grant date fair value	$864.02	N/A	$465.06
Expected volatility	51.24%	N/A	50.70%
Risk-free interest rate	1.76%	N/A	1.70%
Expected term (years)	6.49	N/A	N/A

Expected dividend yield—The Company is subject to limitations on the payment of dividends under its Senior Credit Facilities as further discussed in Note 8 above to these consolidated financial statements. An increase in the dividend yield will decrease compensation expense.

Expected volatility—This is a measure of the amount by which the price of the equity instrument has fluctuated or is expected to fluctuate. The expected volatility was based upon the levered median historical volatility of a group of guideline companies. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the award. An increase in the risk-free interest rate will increase compensation expense.

Expected term—This is the period of time over which the awards are expected to remain outstanding. The Company estimates the expected term as the mid-point between the actual or expected vesting date and the contractual term. An increase in the expected term will increase compensation expense.

Summary of Equity Compensation Expense

For the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, the Company recognized expense of $26.4 million, $10.1 million and $9.3 million. The Company recognized a deferred income tax benefit of $10.5 million, $4.0 million and $3.8 million, respectively, for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, related to the aforementioned equity-based compensation expense. The actual tax benefits realized from stock options exercised for the period from January 1, 2017 to February 28, 2017 and the year ended December 31, 2016 and 2015 was $7.5 million, $0.4 million and $0.2 million, respectively.

Long Term Cash Incentive Plan

During 2013, the Company adopted the Change Healthcare Holdings, Inc. Long Term Cash Incentive Plan (the “LTIP”). Under the terms of the LTIP, each participant has the opportunity to accrue a specified percentage of their respective annual base salary during each year of the 2013 to 2017 performance period based on the amount by which earnings before interest, taxes, depreciation and amortization of the participants designated business unit exceed a specified threshold. Aggregate payments under the LTIP will occur only in connection with a change in control of the Company and generally require the continued service of the respective participants through the date of the change in control.

At February 28, 2017, based on current participants, the maximum amount of cash payments that could be payable under the LTIP in the event of a change in control are $5,742. As of February 28, 2017, an estimated $3,997 of this maximum amount has been earned by the participants and was paid in March 2017 upon the closing of the MTS Transaction. Because any payments under the LTIP are contingent upon a change in control, no amounts under the LTIP had been accrued in the accompanying consolidated balance sheets prior to the period ending February 28, 2017.

14.	Retirement Plans

Employees of the Company may participate in a 401k plan, which provides for matching contributions from the Company. Expenses related to this 401k plan were $1,379, $7,803 and $6,322 for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

15.	Income Taxes

The income tax provision (benefit) for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively, was as follows:

	January 1, through February 28, 2017	Year Ended December 31,
		2016	2015
Current:
Federal	$—	$(84)	$—
State	184	1,139	3,359
Current income tax provision (benefit)	184	1,055	3,359
Deferred:
Federal	(21,128)	(21,252)	(61,349)
State	(4,482)	1,106	(24,589)
Deferred income tax provision (benefit)	(25,610)	(20,146)	(85,938)

Total income tax provision (benefit)	$(25,426)	$(19,091)	$(82,579)

The differences between the federal statutory rate and the effective income tax rate principally relate to the impact of valuation allowances and uncertain tax positions related to state income taxes, changes in the

Company’s Tennessee apportionment resulting from the enactment of the Tennessee Revenue Modernization Act in May 2015, book versus tax basis differences in the Company’s investment in subsidiary prior to the change in tax status of such subsidiary from a partnership to a corporation in January 2014 and stock compensation expense. The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	January 1, through February 28, 2017	Year Ended December 31,
		2016	2015
Statutory U.S. federal tax rate	35.00%	35.00%	35.00%
State income taxes (net of federal benefit)	3.56	(9.40)	13.11
Other	(0.56)	0.50	0.96
Transaction costs	(7.55)	(5.60)	—
Change in tax status	—	—	—
Equity based compensation	10.54	—	(0.20)
Tax receivable agreements	—	—	(0.41)

Effective income tax rate	40.99%	20.50%	48.46%

At February 28, 2017, the Company had net operating loss carryforwards (tax effected) for federal and state income tax purposes of approximately $185,143 and $42,702, respectively, which expire from 2026 through 2035 and 2016 through 2035, respectively. A portion of net operating loss carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to the “change of ownership related to a legal entity simplification” provisions of the Internal Revenue Code and similar state provisions.

The Company and certain of its subsidiaries are included in its consolidated filing group for U.S. federal income tax purposes, as well as in certain state income tax returns that include the Company.

Significant components of the Company’s deferred tax assets (liabilities) as of February 28, 2017, December 31, 2016 and December 31, 2015 were as follows:

	February 28, 2017	December 31, 2016	December 31, 2015
Deferred tax assets and (liabilities):
Depreciation and amortization	$(485,033)	$(511,743)	$(522,281)
Accounts receivable	1,286	1,318	2,129
Fair value of interest rate swap	(506)	(356)	1,009
Accruals and reserves	30,403	15,613	14,340
Capital and net operating losses	229,388	261,790	235,934
Debt discount and interest	311	1,291	14
Equity compensation	9,444	14,839	11,839
Valuation allowance	(25,310)	(23,562)	(1,670)
Tax receivable agreement obligation to related parties	43,659	42,923	40,981
Other	4,492	2,646	3,108

Net deferred tax assets and (liabilities)	$(191,867)	$(195,241)	$(214,597)

Reported as:
Non-current deferred tax assets	—	—	—
Non-current deferred tax liabilities	(191,867)	(195,241)	(214,597)

Net deferred tax assets and (liabilities)	$(191,867)	$(195,241)	$(214,597)

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	January 1, through February 28, 2017	Year Ended December 31,
		2016	2015
Unrecognized benefit from prior years	$10,228	$10,312	$10,312
Decreases from prior period tax positions	—	(84)	—
Increases from current period tax positions	49,851	—	—
Decreases from settlements with taxing authorities	—	—	—

Ending unrecognized benefit	$60,079	$10,228	$10,312

The Company had unrecognized tax benefits of $50,518, $667 and $752 as of February 28, 2017, December 31, 2016 and 2015, which if recognized, would affect the effective income tax rate.

The Company recognizes interest income and expense (if any) related to income taxes as a component of income tax expense. The Company recognized no interest and penalties for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. The Company’s U.S. federal and state income tax returns for the tax years 2012 and beyond remain subject to examination by the Internal Revenue Service. With respect to state and local jurisdictions and countries outside of the United States, the Company and its subsidiaries are typically subject to examination for a number of years after the income tax returns have been filed. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties have been provided for in the accompanying consolidated financial statements for any adjustments that may be incurred due to state, local or foreign audits.

16.	Tax Receivable Agreement Obligations to Related Parties

The Company is a party to tax receivable agreements which obligate it to make payments to the TRA Members, equal to 85% of the applicable cash savings that the Company realizes as a result of tax attributes arising from certain previous transactions, including the 2011 Merger. The Company will retain the benefit of the remaining 15% of these tax savings.

The Company expects cumulative remaining payments under the tax receivable agreements of $358,193. $184,322 of this amount, which reflected the initial fair value of the tax receivable agreement obligations plus recognized accretion, was reflected as an obligation on the accompanying consolidated balance sheet at February 28, 2017. The accompanying consolidated statement of operations for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015 include accretion expense of $2,717, $8,108 and $10,496, respectively, related to this obligation.

Based on facts and circumstances at February 28, 2017, the Company estimates the aggregate payments due under the tax receivable agreements to be as follows:

2017 (remaining)	$979
2018	973
2019	60,603
2020	82,442
2021	71,625
Thereafter	141,571

Gross expected payments	358,193
Less: Amounts representing discount	(173,872)

Total tax receivable agreement obligations due to related parties	184,321
Less: Current portion due (included in accrued expenses)	(979)

Tax receivable agreement obligations due to related parties	$183,342

The timing and/or amount of aggregate payments due may vary based on a number of factors, including the amount and timing of the taxable income the Company generates in the future and the tax rate then applicable, the use of loss carryovers and the portion of payments under the tax receivable agreements constituting imputed interest or amortizable basis.

As a result of the covered change of control with respect to the tax receivable agreements that occurred in connection with the MTS Transaction on March 1, 2017, payments the Company makes under these tax receivable agreements will be calculated in the future using certain valuation assumptions, including that the Company will have sufficient taxable income to use the applicable tax attributes and that certain of such tax attributes will be used by the Company on a pro rata basis from the date of the MTS Transaction (or in certain cases from the date of certain previous transactions) through the expiration of the applicable tax attribute.

Additionally, upon the consummation of the MTS Transaction, NewCo and the Company (collectively, the “TRA Affiliates”) will be party to two additional tax receivable agreements with our current and former owners. The first of these additional tax receivable agreements generally provides for the payment by NewCo to affiliates of McKesson of 85% of certain cash tax savings realized (or, in certain circumstances, deemed to be realized) by HCIT and its subsidiaries in certain periods ending on or after the date on which McKesson ceases to own at least 20% of NewCo as a result of (i) certain amortizable tax basis in assets transferred to NewCo at the closing of the MTS Transactions and (ii) imputed interest deductions and certain other tax attributes arising from payments under this tax receivable agreement with McKesson.

The second tax receivable agreement generally provides for the payment by the Company to affiliates of certain HCIT stockholders of 85% of the net cash tax savings realized (or, in certain circumstances, deemed to be realized) by the Company in periods ending on or after the MTS Transactions as a result of certain net operating losses and certain other tax attributes of the Company as of the closing of the MTS Transactions. Upon the consummation of the MTS Transaction, the gross expected payments of the second tax receivable agreement are expected to be approximately $134,947 (unaudited).

17.	Other Related Party Transactions

Transaction and Advisory Fee Agreement

In connection with the 2011 Merger, the Company entered into a transaction and advisory fee agreement with Blackstone Management Partners L.L.C., an affiliate of Blackstone (“BMP”), and Hellman & Friedman, L.P., an affiliate of Hellman & Friedman (“HFLP,” and, together with BMP, the “Managers”), for a term of twelve years. Pursuant to the agreement, in consideration for certain advisory services, the Company is obligated to pay the Managers at the beginning of each fiscal year an aggregate advisory fee of $6,000 or an agreed upon amount not to exceed 2% of consolidated EBITDA (as defined in the Senior Credit Agreement) for such fiscal year. Pursuant to the agreement, the Managers are also entitled to receive transaction fees equal to 1% of the aggregate transaction value upon the consummation of any acquisition, divestiture, disposition, merger, consolidation, restructuring or recapitalization, issuance of private or public debt or equity securities (including an initial public offering of equity securities), financing or similar transaction involving the Company.

Pursuant to the agreement, in connection with or in anticipation of a change in control of the Company, sale of all or substantially all of the assets of the Company or an initial public offering of the equity of the Company or their successors, the Managers have the option to receive, in consideration of such Manager’s role in facilitating such transaction and in settlement of the termination of the services, a single lump sum cash payment equal to the then-present value of all the then-current and future annual advisory fees payable under the agreement, assuming a remaining twelve-year payment period. To the extent that the Company does not pay the lump sum fee when due, the obligation will accrue interest at an annual rate of 10%, compounded quarterly. In connection with the MTS Transaction, the Managers did not exercise their option to receive such a lump sum payment.

During the period from January 1, 2017 to February 28, 2017, the Company paid $1,000 ($725 to BMP and $275 to HFLP) in advisory fees and approximately $50 as reimbursement to BMP for their out of pocket expenses. During the years ended December 31, 2016 and 2015, the Company paid $6,000 ($4,350 to BMP and $1,650 to HFLP) in advisory fees for each year and approximately $400 and $700, respectively, as reimbursement to BMP for their out of pocket expenses. The advisory fees are reflected within sales, marketing, general and administrative expense in the accompanying consolidated statements of operations.

Term Loans Held by Related Party

During the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, certain investment funds managed by GSO Capital Partners LP (the “GSO-managed funds”) held a portion of the term loans under the Senior Credit Facilities. GSO Advisor Holdings LLC (“GSO Advisor”) is the general partner of GSO Capital Partners LP. Blackstone, indirectly through its subsidiaries, holds all of the issued and outstanding equity interests of GSO Advisor. As of February 28, 2017, December 31, 2016 and December 31, 2015, the GSO-managed funds held $51,240, $51,368 and $55,247 in principal amount of the Senior Credit Facilities ($512, $514 and $552 of which is classified within current portion of long-term debt), respectively.

Transactions with Blackstone Portfolio Companies

The Company provides various services to certain Blackstone portfolio companies under contracts that were executed in the normal course of business. The Company recognized revenue of $767, $3,469 and $3,167 related to services provided to Blackstone portfolio companies for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

Transactions with Hellman & Friedman Portfolio Companies

The Company both provides various services to, and purchases from, certain Hellman & Friedman portfolio companies under contracts that were executed in the normal course of business. The Company recognized revenue of $1,164, $6,177 and $5,751 related to services provided to Hellman & Friedman portfolio companies for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively. The Company paid Hellman & Friedman portfolio companies $0, $577 and $233 related to services provided to the Company for the period from January 1, 2017 to February 28, 2017 and the years ended December 31, 2016 and 2015, respectively.

Other

During 2015, the Company executed agreements with a vendor and its affiliate in which a director of the Company is the president and chief executive officer to provide certain software related services. Under these agreements, the Company paid the vendor approximately $70, $102 and $681 in the aggregate for the period from January 1, 2017 and February 28, 2017 and the years ended December 31, 2016 and December 31, 2015.

18.	Segment Reporting

Effective January 1, 2015, the Company completed an internal reorganization of its reporting structure which resulted in a change in the composition of its operating segments. Additionally, the Company periodically makes other changes to the composition of its operating segments. Prior period segment information throughout the notes to these consolidated financial statements is restated to reflect the organizational structure and any other changes made.

Management views the Company’s operating results in three reportable segments: (a) software and analytics, (b) network solutions and (c) technology-enabled services. Listed below are the results of operations for each of the reportable segments. This information is reflected in the manner utilized by management to make operating decisions, assess performance and allocate resources. Such amounts include allocations of corporate shared services functions that are essential to the core operations of the reportable segments such as information technology, operations and product development functions. Segment assets and related depreciation expenses are not presented to management for purposes of operational decision making, and therefore are not included in the accompanying tables. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 2 to these consolidated financial statements.

Software and Analytics

The software and analytics segment provides revenue cycle technology, revenue optimization, payment integrity, electronic payment, risk adjustment, quality reporting, data and analytics and engagement solutions.

Network Solutions

The network solutions segment provides financial and administrative information exchange solutions for medical, pharmacy and dental claims management and other standardized healthcare transactions, including clinical information exchange capabilities.

Technology-enabled Services

The technology-enabled services segment provides payment and communication, eligibility and enrollment, healthcare consulting, payment automation and pharmacy benefits administration solutions.

Corporate and Eliminations

Inter-segment revenue and expenses primarily represent claims management and payment and communication solutions provided between segments.

Corporate and eliminations includes pass-through postage costs, management, administrative and certain other shared corporate services functions such as legal, finance, human resources and marketing, as well as eliminations to remove inter-segment revenue and expenses. These administrative costs are excluded from the adjusted EBITDA measure for each respective operating segment.

The revenue and adjusted EBITDA for the operating segments are as follows:

	Period from January 1, 2017 to February 28, 2017
	Software and Analytics	Network Solutions	Technology- enabled Services	Corporate and Eliminations	Consolidated
Revenue from external customers:
Solutions revenue	$86,220	$60,143	$61,596	$(3,532)	$204,427
Postage revenue	—	—	—	46,661	46,661
Inter-segment revenue	306	152	1,424	(1,882)	—

Net revenue	$86,526	$60,295	$63,020	$41,247	$251,088

Income (loss) before income taxes	$18,354	$30,208	$14,963	$(125,554)	$(62,029)
Interest expense	—	—	—	30,012	30,012
Depreciation and amortization	—	—	—	43,315	43,315

EBITDA	18,354	30,208	14,963	(52,227)	11,298
Equity compensation	4,163	413	995	20,853	26,424
Acquisition accounting adjustments	21	—	77	—	98
Acquisition-related costs	818	—	—	—	818
MTS transaction-related costs	6,479	1,759	1,985	11,477	21,700
Monitoring fees and related costs	—	—	—	1,046	1,046
Strategic initiatives, duplicative and transition costs	920	1,131	340	466	2,857
Severance costs	196	4	206	113	519
Accretion	—	—	—	2,717	2,717
Other non-routine, net	1,405	128	1,012	(13)	2,532

EBITDA Adjustments	14,002	3,435	4,615	36,659	58,711

Adjusted EBITDA	$32,356	$33,643	$19,578	$(15,568)	$70,009

	Year Ended December 31, 2016
	Software and Analytics	Network Solutions	Technology- enabled Services	Corporate and Eliminations	Consolidated
Revenue from external customers:
Solutions revenue	$513,642	$379,739	$390,181	$(31,343)	$1,252,219
Postage revenue	—	—	—	304,956	304,956
Inter-segment revenue	966	586	3,746	(5,298)	—

Net revenue	$514,608	$380,325	$393,927	$268,315	$1,557,175

Income (loss) before income taxes	167,127	206,488	124,283	(592,351)	(94,453)
Interest expense	—	—	—	185,890	185,890
Depreciation and amortization	—	—	—	252,285	252,285

EBITDA	167,127	206,488	124,283	(154,176)	343,722
Equity compensation	2,903	668	624	5,952	10,147
Acquisition accounting adjustments	643	(4)	475	—	1,114
Acquisition-related costs	4,713	79	474	1,531	6,797
MTS transaction-related costs	5,391	1,464	1,652	28,356	28,356
Monitoring fees and related costs	—	—	—	6,360	6,360
Strategic initiatives, duplicative and transition costs	2,012	888	553	7,171	19,131
Severance costs	3,819	1,219	2,625	5,011	12,674
Accretion	—	—	—	8,108	8,108
Impairment of long-lived assets	—	—	—	689	689
Other non-routine, net	1,626	337	275	698	2,936

EBITDA Adjustments	21,107	4,651	6,678	63,876	96,312

Adjusted EBITDA	$188,234	$211,139	$130,961	$(90,300)	$440,034

	Year Ended December 31, 2015
	Software and Analytics	Network Solutions	Technology- enabled Services	Corporate and Eliminations	Consolidated
Revenue from external customers:
Solutions revenue	$353,526	$375,582	$421,455	$(26,375)	$1,124,188
Postage revenue	—	—	—	352,895	352,895
Inter-segment revenue	1,190	383	4,478	(6,051)	—

Net revenue	$354,716	$375,965	$425,933	$320,469	$1,477,083

Income (loss) before income taxes	115,721	194,166	144,776	(625,075)	(170,412)
Interest expense	—	—	—	168,252	168,252
Depreciation and amortization	—	—	—	342,303	342,303

EBITDA	115,721	194,166	144,776	(114,520)	340,143
Equity compensation	1,972	820	701	5,792	9,285
Acquisition accounting adjustments	1,165	5	636	—	1,806
Acquisition-related costs	395	93	1,012	6,943	8,443
Monitoring fees and related costs	—	—	—	6,703	6,703
Strategic initiatives, duplicative and transition costs	2,101	1,333	1,784	5,672	10,890
Severance costs	2,209	846	2,748	1,192	6,995
Accretion	—	—	—	10,496	10,496
Impairment of long-lived assets	2,178	5,953	999	(578)	8,552
Contingent consideration	(4,825)	—	—	—	(4,825)
Other non-routine, net	944	521	114	3,538	5,117

EBITDA Adjustments	6,139	9,571	7,994	39,758	63,462

Adjusted EBITDA	$121,860	$203,737	$152,770	$(74,762)	$403,605

19.	Accumulated Other Comprehensive Income (Loss)

The following is a summary of the accumulated other comprehensive income (loss) balances, net of taxes, as of and for the year ended December 31, 2016 and for the period from January 1, 2017 to February 28, 2017.

	Foreign Currency Translation Adjustment	Cash Flow Hedge	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2016	$(1,137)	$(1,519)	$(2,656)
Change associated with foreign currency translation	147	—	147
Change associated with current period hedging	—	4,489	4,489
Reclassification into earnings	—	(2,593)	(2,593)

Balance at December 31, 2016	$(990)	$377	$(613)

Change associated with foreign currency translation	97	—	97
Change associated with current period hedging	—	438	438
Reclassification into earnings	—	(220)	(220)

Balance at February 28, 2017	$(893)	$595	$(298)

20.	Supplemental Condensed Consolidating Financial Information

In lieu of providing separate annual and interim financial statements for each guarantor of debt securities to be registered, Regulation S-X of SEC Guidelines, Rules and Regulations (“Regulation S-X”) provides companies, if certain criteria are satisfied, with the option to instead provide condensed consolidating financial information for its issuers, guarantors and non-guarantors. In the case of CHH, the applicable criteria include the following: (i) the Senior Notes are fully and unconditionally guaranteed on a joint and several basis (subject to customary release provisions), (ii) each of the guarantors of the Senior Notes is a direct or indirect 100%-owned subsidiary of CHH and (iii) any non-guarantors are considered minor as that term is defined in Regulation S-X. Because each of these criteria has been satisfied by CHH, summarized condensed consolidating balance sheets at February 28, 2017, December 31, 2016 and 2015, condensed consolidating statements of operations, comprehensive income (loss) and cash flows for the period from January 1, 2017 to February 28, 2017 and for each of the years ended December 31, 2016 and 2015, respectively, for CHH, segregating the issuer, the subsidiary guarantors and consolidating adjustments, are reflected below. Prior year amounts have been reclassified to conform to the current year presentation.

Condensed Consolidating Balance Sheet

	As of February 28, 2017
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$251	$136,415	$—	$136,666
Accounts receivable, net of allowance for doubtful accounts	—	275,041	—	275,041
Prepaid expenses and other current assets	9,060	37,619	—	46,679

Total current assets	9,311	449,075	—	458,386
Property and equipment, net	—	224,633	—	224,633
Due from affiliates	—	214,217	(214,217)	—
Investment in consolidated subsidiaries	2,110,871	—	(2,110,871)	—
Goodwill	—	2,171,267	—	2,171,267
Intangible assets, net	—	1,512,111	—	1,512,111
Other assets, net	305,310	7,687	(301,406)	11,591

Total assets	$2,425,492	$4,578,990	$(2,626,494)	$4,377,988

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$545	$41,306	$—	$41,851
Accrued expenses	52,390	154,623	—	207,013
Deferred revenue	—	23,818	—	23,818
Current portion of long-term debt	3,438	21,724	—	25,162

Total current liabilities	56,373	241,471	—	297,844
Due to affiliates	214,217	—	(214,217)	—
Long-term debt, excluding current portion	1,016,884	1,720,892	—	2,737,776
Deferred income tax liabilities	—	493,273	(301,406)	191,867
Tax receivable agreement obligations to related parties	183,342	—	—	183,342
Other long-term liabilities	1,655	12,483	—	14,138
Commitments and contingencies
Equity	953,021	2,110,871	(2,110,871)	953,021

Total liabilities and equity	$2,425,492	$4,578,990	$(2,626,494)	$4,377,988

Condensed Consolidating Balance Sheet

	As of December 31, 2016
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$32,047	$85,969	$—	$118,016
Accounts receivable, net of allowance for doubtful accounts	—	279,712	—	279,712
Prepaid expenses and other current assets	2,570	42,119	—	44,689

Total current assets	34,617	407,800	—	442,417
Property and equipment, net	—	230,731	—	230,731
Due from affiliates	—	188,280	(188,280)	—
Investment in consolidated subsidiaries	2,215,234	—	(2,215,234)	—
Goodwill	—	2,212,898	—	2,212,898
Intangible assets, net	—	1,605,669	—	1,605,669
Other assets, net	289,581	7,230	(285,984)	10,827

Total assets	$2,539,432	$4,652,608	$(2,689,498)	$4,502,542

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$160	$30,392	$—	$30,552
Accrued expenses	39,658	150,796	—	190,454
Deferred revenue	—	22,757	—	22,757
Current portion of long-term debt	3,437	21,584	—	25,021

Total current liabilities	43,255	225,529	—	268,784
Due to affiliates	188,280	—	(188,280)	—
Long-term debt, excluding current portion	1,016,128	1,719,885	—	2,736,013
Deferred income tax liabilities	—	481,225	(285,984)	195,241
Tax receivable agreement obligations to related parties	180,625	—	—	180,625
Other long-term liabilities	1,429	10,735	—	12,164
Commitments and contingencies
Equity	1,109,715	2,215,234	(2,215,234)	1,109,715

Total liabilities and equity	$2,539,432	$4,652,608	$(2,689,498)	$4,502,542

Condensed Consolidating Balance Sheet

	As of December 31, 2015
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$738	$65,917	$—	$66,655
Accounts receivable, net of allowance for doubtful accounts	—	280,858	—	280,858
Prepaid expenses and other current assets	2,234	33,179	—	35,413

Total current assets	2,972	379,954	—	382,926
Property and equipment, net	3	244,142	—	244,145
Due from affiliates	135,406	—	(135,406)	—
Investment in consolidated subsidiaries	1,976,243	—	(1,976,243)	—
Goodwill	—	2,213,770	—	2,213,770
Intangible assets, net	1,000	1,706,863	—	1,707,863
Other assets, net	268,137	8,050	(267,687)	8,500

Total assets	$2,383,761	$4,552,779	$(2,379,336)	$4,557,204

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$27,950	$—	$27,950
Accrued expenses	10,689	156,480	—	167,169
Deferred revenue	—	12,943	—	12,943
Current portion of long-term debt	8,099	24,676	—	32,775

Total current liabilities	18,788	222,049	—	240,837
Due to affiliates	—	135,406	(135,406)	—
Long-term debt, excluding current portion	1,015,243	1,725,935	—	2,741,178
Deferred income tax liabilities	—	482,284	(267,687)	214,597
Tax receivable agreement obligations to related parties	173,493	—	—	173,493
Other long-term liabilities	1,092	10,862	—	11,954
Commitments and contingencies
Equity	1,175,145	1,976,243	(1,976,243)	1,175,145

Total liabilities and equity	$2,383,761	$4,552,779	$(2,379,336)	$4,557,204

Condensed Consolidating Statement of Operations

	Two Months Ended February 28, 2017
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenue:
Solutions revenue	$—	$204,427	$—	$204,427
Postage revenue	—	46,661	—	46,661

Total revenue	—	251,088	—	251,088
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	—	98,263	—	98,263
Development and engineering	—	14,203	—	14,203
Sales, marketing, general and administrative	39,651	38,295	—	77,946
Customer postage	—	46,661	—	46,661
Depreciation and amortization	—	43,315	—	43,315
Accretion	2,717	—	—	2,717

Operating income (loss)	(42,368)	10,351	—	(32,017)
Equity in earnings of consolidated subsidiaries	(3,851)	—	3,851	—
Interest expense, net	13,661	16,351	—	30,012

Income (loss) before income tax provision (benefit)	(52,178)	(6,000)	(3,851)	(62,029)
Income tax provision (benefit)	(15,575)	(9,851)	—	(25,426)

Net income (loss)	$(36,603)	$3,851	$(3,851)	$(36,603)

Condensed Consolidating Statement of Operations

	Year Ended December 31, 2016
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenue:
Solutions revenue	$—	$1,252,219	$—	$1,252,219
Postage revenue	—	304,956	—	304,956

Total revenue	—	1,557,175	—	1,557,175
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	—	561,061	—	561,061
Development and engineering	—	60,048	—	60,048
Sales, marketing, general and administrative	10,387	268,204	—	278,591
Customer postage	—	304,956	—	304,956
Depreciation and amortization	1,003	251,282	—	252,285
Accretion	8,108	—	—	8,108
Impairment of long-lived assets	—	689	—	689

Operating income (loss)	(19,498)	110,935	—	91,437
Equity in earnings of consolidated subsidiaries	(7,405)	—	7,405	—
Interest expense, net	82,921	102,969	—	185,890

Income (loss) before income tax provision (benefit)	(95,014)	7,966	(7,405)	(94,453)
Income tax provision (benefit)	(19,652)	561	—	(19,091)

Net income (loss)	$(75,362)	$7,405	$(7,405)	$(75,362)

Condensed Consolidating Statement of Operations

	Year Ended December 31, 2015
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenue
Solutions revenue	$—	$1,124,188	$—	$1,124,188
Postage revenue	—	352,895	—	352,895

Total revenue	—	1,477,083	—	1,477,083
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	228	507,130	—	507,358
Development and engineering	—	45,489	—	45,489
Sales, marketing, general and administrative	11,447	206,269	—	217,716
Customer postage	—	352,895	—	352,895
Depreciation and amortization	132,509	209,794	—	342,303
Accretion	10,496	—	—	10,496
Impairment of long-lived assets	—	8,552	—	8,552

Operating income (loss)	(154,680)	146,954	—	(7,726)
Equity in earnings of consolidated subsidiaries	(56,575)	—	56,575	—
Interest expense, net	91,904	76,348	—	168,252
Contingent consideration	—	(4,825)	—	(4,825)
Other	—	(741)	—	(741)

Income (loss) before income tax provision (benefit)	(190,009)	76,172	(56,575)	(170,412)
Income tax provision (benefit)	(102,176)	19,597	—	(82,579)

Net income (loss)	$(87,833)	$56,575	$(56,575)	$(87,833)

Condensed Consolidating Statement of Comprehensive Income (Loss)

	Two Months Ended February 28, 2017
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(36,603)	$3,851	$(3,851)	$(36,603)
Other comprehensive income (loss):
Changes in fair value of interest rate swap, net of taxes	218	—	—	218
Foreign currency translation adjustment	—	97	—	97
Equity in other comprehensive income (loss)	97	—	(97)	—

Other comprehensive income (loss)	315	97	(97)	315

Total comprehensive income (loss)	$(36,288)	$3,948	$(3,948)	$(36,288)

Condensed Consolidating Statement of Comprehensive Income (Loss)

	Year Ended December 31, 2016
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(75,362)	$7,405	$(7,405)	$(75,362)
Other comprehensive income (loss):
Changes in fair value of interest rate swap, net of taxes	1,896	—	—	1,896
Foreign currency translation adjustment	—	147	—	147
Equity in other comprehensive income (loss)	147	—	(147)	—

Other comprehensive income (loss)	2,043	147	(147)	2,043

Total comprehensive income (loss)	$(73,319)	$7,552	$(7,552)	$(73,319)

Condensed Consolidating Statement of Comprehensive Income (Loss)

	Year Ended December 31, 2015
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(87,833)	$56,575	$(56,575)	$(87,833)
Other comprehensive income (loss):
Changes in fair value of interest rate swap, net of taxes	(47)	—	—	(47)
Foreign currency translation adjustment	—	(654)	—	(654)
Equity in other comprehensive income (loss)	(654)	—	654	—

Other comprehensive income (loss)	(701)	(654)	654	(701)

Total comprehensive income (loss)	$(88,534)	$55,921	$(55,921)	$(88,534)

Condensed Consolidating Statement of Cash Flows

	Two Months Ended February 28, 2017
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Operating activities
Net income (loss)	$(36,603)	$3,851	$(3,851)	$(36,603)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	43,315	—	43,315
Accretion	2,717	—	—	2,717
Equity compensation	772	25,652	—	26,424
Deferred income tax expense (benefit)	(15,575)	(10,035)	—	(25,610)
Amortization of debt discount and issuance costs	756	1,408	—	2,164
Equity in earnings of consolidated subsidiaries	(3,851)	—	3,851	—
Other	—	(133)	—	(133)
Changes in operating assets and liabilities:
Accounts receivable	—	(4,436)	—	(4,436)
Prepaid expenses and other	(6,797)	1,943	—	(4,854)
Accounts payable	385	6,031	—	6,416
Accrued expenses, deferred revenue and other liabilities	13,328	8,438	—	21,766
Due to/from affiliates	25,937	(25,937)	—	—

Net cash provided (used in) by operating activities	(18,931)	50,097	—	31,166

Investing activities
Purchases of property and equipment	—	(7,358)	—	(7,358)
Payments for acquisitions, net of cash acquired	—	2,187	—	2,187
Purchases of technology-based intangible assets	—	(2,803)	—	(2,803)
Investment in subsidiaries, net	(8,682)	—	8,682	—

Net cash provided by (used in) investing activities	(8,682)	(7,974)	8,682	(7,974)

Financing activities
Distributions from (to) Change Healthcare, Inc., net	—	8,682	(8,682)	—
Payments of deferred financing obligations	—	(359)	—	(359)
Repurchase of common stock	(4,183)	—	—	(4,183)

Net cash provided by (used in) financing activities	(4,183)	8,323	(8,682)	(4,542)

Net increase (decrease) in cash and cash equivalents	(31,796)	50,446	—	18,650
Cash and cash equivalents at beginning of period	32,047	85,969	—	118,016

Cash and cash equivalents at end of period	$251	$136,415	$—	$136,666

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2016
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Operating activities
Net income (loss)	$(75,362)	$7,405	$(7,405)	$(75,362)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,003	251,282	—	252,285
Accretion	8,108	—	—	8,108
Equity compensation	416	9,731	—	10,147
Deferred income tax expense (benefit)	(19,652)	(494)	—	(20,146)
Amortization of debt discount and issuance costs	4,385	9,353	—	13,738
Impairment of long-lived assets	—	689	—	689
Equity in earnings of consolidated subsidiaries	(7,405)	—	7,405	—
Other	(1,497)	(7)	—	(1,504)
Changes in operating assets and liabilities:
Accounts receivable	—	155	—	155
Prepaid expenses and other	(3,544)	(6,851)	—	(10,395)
Accounts payable	160	(3,235)	—	(3,075)
Accrued expenses, deferred revenue and other liabilities	33,090	5,017	—	38,107
Tax receivable agreement obligations to related parties	(986)	—	—	(986)
Due to/from affiliates	307,356	(307,356)	—	—

Net cash provided (used in) by operating activities	246,072	(34,311)	—	211,761

Investing activities
Purchases of property and equipment	—	(75,342)	—	(75,342)
Payments for acquisitions, net of cash acquired	—	1,502	—	1,502
Purchases of technology-based intangible assets	—	(49,132)	—	(49,132)
Investment in subsidiaries, net	(204,446)	—	204,446	—

Net cash provided by (used in) investing activities	(204,446)	(122,972)	204,446	(122,972)

Financing activities
Distributions from (to) Change Healthcare, Inc., net	—	204,446	(204,446)	—
Payments on Term Loan Facility	(363)	(18,157)	—	(18,520)
Payment of data sublicense obligation	(7,696)	—	—	(7,696)
Payments of deferred financing obligations	—	(8,954)	—	(8,954)
Repurchase of common stock	(2,258)	—	—	(2,258)

Net cash provided by (used in) financing activities	(10,317)	177,335	(204,446)	(37,428)

Net increase (decrease) in cash and cash equivalents	31,309	20,052	—	51,361
Cash and cash equivalents at beginning of period	738	65,917	—	66,655

Cash and cash equivalents at end of period	$32,047	$85,969	$—	$118,016

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2015
	Change Healthcare Holdings, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Operating activities
Net income (loss)	$(87,833)	$56,575	$(56,575)	$(87,833)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	132,509	209,794	—	342,303
Accretion	10,496	—	—	10,496
Equity compensation	315	8,970	—	9,285
Deferred income tax expense (benefit)	(24,507)	(61,431)	—	(85,938)
Amortization of debt discount and issuance costs	3,390	7,396	—	10,786
Contingent consideration	—	(4,825)	—	(4,825)
Impairment of long-lived assets	—	8,552	—	8,552
Equity in earnings of consolidated subsidiaries	(56,575)	—	56,575	—
Other	(1,488)	(332)	—	(1,820)
Changes in operating assets and liabilities:
Accounts receivable	—	5,078	—	5,078
Prepaid expenses and other	(77,416)	78,626	—	1,210
Accounts payable	—	11,391	—	11,391
Accrued expenses, deferred revenue and other liabilities	9,464	(60,430)	—	(50,966)
Tax receivable agreement obligations to related parties	(944)	—	—	(944)
Due to/from affiliates	(316,014)	316,014	—	—

Net cash provided by (used in) operating activities	(408,603)	575,378	—	166,775

Investing activities
Purchases of property and equipment	—	(56,963)	—	(56,963)
Payments for acquisitions, net of cash acquired	—	(717,669)	—	(717,669)
Purchased of technology-based intangible assets	—	(5,325)	—	(5,325)
Investment in subsidiaries, net	4,755	—	(4,755)	—

Net cash provided by (used in) investing activities	4,755	(779,957)	(4,755)	(779,957)

Financing activities
Distributions from (to) Change Healthcare, Inc., net	—	(4,755)	4,755	—
Proceeds from Term Loan Facility	8,481	376,930	—	385,411
Payments on Term Loan Facility	(320)	(16,180)	—	(16,500)
Proceeds from Senior Notes	243,453	—	—	243,453
Proceeds from Revolving Facility	—	60,000	—	60,000
Payments on Revolving Facility	—	(60,000)	—	(60,000)
Payment of loan costs	(2,500)	—	—	(2,500)
Payment of debt assumed from acquisition	—	(154,469)	—	(154,469)
Payment of data sublicense obligation	(6,433)	—	—	(6,433)
Payments of deferred financing obligations	—	(6,987)	—	(6,987)
Repurchase of common stock	(5,772)	—	—	(5,772)
Proceeds from issuance of common stock	166,881	—	—	166,881
Payment of contingent consideration	—	(5,553)	—	(5,553)

Net cash provided by (used in) financing activities	403,790	188,986	4,755	597,531

Net increase (decrease) in cash and cash equivalents	(58)	(15,593)	—	(15,651)
Cash and cash equivalents at beginning of period	796	81,510	—	82,306

Cash and cash equivalents at end of period	$738	$65,917	$—	$66,655

21.	Subsequent Events

The Company has evaluated subsequent events through June 1, 2017, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Change Healthcare LLC

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Core MTS (see note 1 to the combined financial statements) (the “Company”) as of February 28, 2017 and March 31, 2016, and the related combined statements of operations, comprehensive income, equity, and cash flows for the eleven months ended February 28, 2017 and the year ended March 31, 2016. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

Basis for Opinion

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Core MTS as of February 28, 2017 and March 31, 2016, and the results of their operations and their cash flows for the eleven months ended February 28, 2017 and the year ended March 31, 2016, in conformity with principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by McKesson Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations or cash flows if Core MTS had been operated as an unaffiliated entity. Portions of certain expenses represent allocations made from McKesson Corporation that are directly attributable to Core MTS.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

October 26, 2018

CORE MTS

COMBINED STATEMENTS OF OPERATIONS

(In millions)

	Periods Ended
	February 28, 2017	March 31, 2016
Revenue	$1,712	$1,909
Cost of sales	(848)	(951)

Gross profit	864	958
Operating expenses
Selling, distribution and administrative expenses	(457)	(448)
Research and development	(159)	(197)

Total operating expenses	(616)	(645)

Operating income	248	313
Other income, net	2	3

Income before income taxes	250	316
Income tax expense	(14)	(26)

Net income	236	290

Net income attributable to noncontrolling interests	(1)	(1)

Net income attributable to Core MTS	$235	$289

The accompanying notes are an integral part of these combined financial statements.

CORE MTS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Periods Ended
	February 28, 2017	March 31, 2016
Net income	$236	$290
Other comprehensive loss, net of tax
Foreign currency translation adjustments arising during the period, net of zero tax	(4)	—

Other comprehensive loss, net of tax	(4)	—

Comprehensive income	232	290
Comprehensive income attributable to noncontrolling interests	(1)	(1)

Comprehensive income attributable to Core MTS	$231	$289

The accompanying notes are an integral part of these combined financial statements.

CORE MTS

COMBINED BALANCE SHEETS

(In millions)

	February 28, 2017	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$31	$46
Receivables, net	419	407
Prepaid expenses and other	71	73

Total current assets	521	526
Property, plant and equipment, net	87	66
Goodwill	1,080	1,058
Intangible assets, net	83	101
Other noncurrent assets	231	215

Total assets	$2,002	$1,966

LIABILITIES AND EQUITY
Current liabilities
Drafts and accounts payable	$36	$47
Deferred revenue	509	504
Other accrued liabilities	189	202

Total current liabilities	734	753
Other noncurrent liabilities	124	184
Commitments and contingent liabilities (Note 19)
Equity
Net parent investment	1,157	1,038
Accumulated other comprehensive loss	(13)	(9)

Total Core MTS equity	1,144	1,029
Noncontrolling interests	—	—

Total equity	1,144	1,029

Total liabilities and equity	$2,002	$1,966

The accompanying notes are an integral part of these combined financial statements.

CORE MTS

COMBINED STATEMENTS OF EQUITY

(In millions)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balance as of March 31, 2015	$1,177	$(9)	$—	$1,168
Net income	289	—	1	290
Distribution to noncontrolling interests	—	—	(1)	(1)
Net transfers to parent	(428)	—	—	(428)

Balance as of March 31, 2016	1,038	(9)	—	1,029
Net income	235	—	1	236
Other comprehensive loss	—	(4)	—	(4)
Distribution to noncontrolling interests	—	—	(1)	(1)
Net transfers to parent	(116)	—	—	(116)

Balance as of February 28, 2017	$1,157	$(13)	$—	$1,144

The accompanying notes are an integral part of these combined financial statements.

CORE MTS

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Periods Ended
	February 28, 2017	March 31, 2016
Operating Activities
Net income	$236	$290
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	13	12
Amortization	38	48
Provision for bad debt expense	3	6
Gain on disposal of businesses	—	(54)
Other non-cash items	—	13
Changes in operating assets and liabilities:
Receivables	(12)	41
Inventories	2	(3)
Drafts and accounts payable	(11)	9
Deferred revenue	(11)	11
Accrued taxes	(55)	(3)
Other	(23)	5

Net cash provided by operating activities	180	375

Investing Activities
Payments for property, plant and equipment	(27)	(13)
Capitalized software expenditures	(26)	(29)
Acquisitions, net of cash and cash equivalents acquired	(28)	—
Proceeds from sale of businesses, net	1	90

Net cash (used in) provided by investing activities	(80)	48

Financing Activities
Net transfer to parent	(116)	(428)
Other financing	—	(1)

Net cash used in financing activities	(116)	(429)

Effect of exchange rate changes on cash and cash equivalents	1	—

Net (decrease) increase in cash and cash equivalents	(15)	(6)
Cash and cash equivalents at the beginning of the period	46	52

Cash and cash equivalents at the end of the period	$31	$46

The accompanying notes are an integral part of these combined financial statements.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Business Overview and Basis of Presentation

McKesson Technology Solutions (“MTS”) is a segment of McKesson Corporation (“McKesson”). MTS provides a comprehensive portfolio of information technology and services to help healthcare organizations improve quality of care and ensure patient safety, reduce the cost and variability of care and better manage their resources and revenue streams. MTS markets its products and services to integrated delivery networks, hospitals, physician practices, home healthcare providers, retail pharmacies and payers.

The product portfolio for MTS is designed to address a wide array of healthcare clinical and business performance needs ranging from medication safety and information access to revenue cycle management, resource utilization and physician adoption of electronic health records. Analytics software enables organizations to measure progress as they automate care processes for optimal clinical outcomes, business and operating results and regulatory compliance. To ensure that organizations achieve the maximum value for their information technology investment, we also offer a wide range of services to support the implementation and use of solutions as well as to assist with business and clinical redesign, process re-engineering and staffing (both information technology and back-office).

MTS consists of the following businesses: McKesson Health Solutions (“MHS”), Connected Care and Analytics (“MCCA”), Imaging and Workflow Solutions (“IWS”), Business Performance Services (“BPS”) and Enterprise Information Solutions (“EIS”).

On June 28, 2016, McKesson entered into a contribution agreement as well as various other agreements (collectively referred to as the “Agreements”) with Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.) (“Legacy CHC”), a Delaware corporation, and others to form Change Healthcare LLC (the “Joint Venture”), a joint venture, and Change Healthcare Holdings, LLC, an indirect subsidiary of the Joint Venture (referred to as the “Transaction”). Under the terms of the Agreements, McKesson contributes the majority of its MTS business to the Joint Venture; McKesson retains its RelayHealth Pharmacy, a business of MCCA, and EIS businesses. The businesses to be contributed by McKesson are herein referred to as Core MTS (the “Company” or “we” and other similar pronouns). The Transaction closed on March 1, 2017.

Throughout the periods included in these Combined Financial Statements, Core MTS operated as part of McKesson and consisted of several legal entities, acquired businesses, as well as businesses with no separate legal status. Separate financial statements have not historically been prepared for Core MTS. The Combined Financial Statements have been derived from McKesson’s historical accounting records as if Core MTS’s operations had been conducted independently from McKesson and were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”).

Unless otherwise noted, all references to fiscal year 2017 in these Combined Financial Statements shall mean the eleven month fiscal period which began on April 1, 2016 and ended on February 28, 2017, the day prior to closing of the Transaction; all references to other years shall mean Core MTS’s normal fiscal year ending March 31. All dates related to accounting pronouncements refer to calendar year, rather than fiscal year, unless otherwise stated.

Substantially all of Core MTS’s revenue is derived from domestic customers. Sales for its BPS, Connected Care and Analytics (excluding RelayHealth Pharmacy) (“CCA”), IWS and MHS businesses as a percentage of total Core MTS sales are 34.3%, 13.1%, 17.9% and 34.7%, respectively, for the period ended February 28, 2017, and 34.9%, 13.9%, 19.3% and 31.9%, respectively, for the period ended March 31, 2016.

The historical results of operations, financial position and cash flows of Core MTS presented in these Combined Financial Statements may not be indicative of what they would have been had Core MTS

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

actually been an independent stand-alone entity, nor are they necessarily indicative of Core MTS’s future results of operations, financial position and cash flows. These Combined Financial Statements also include the results of operations and cash flows of various businesses that have been divested but were historically managed by management of Core MTS (Note 5, “Divestiture of Businesses”).

The Combined Financial Statements include all revenue and costs directly attributable to Core MTS and an allocation of expenses related to certain McKesson corporate functions (Note 3, “Corporate Allocations, Related Party Transactions, Net Parent Investment and Transaction Costs”). These expenses have been allocated to Core MTS based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of operating profit, revenue, headcount, or other measures. Core MTS considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. However, the allocations may not be indicative of the actual expense that would have been incurred had Core MTS operated as an independent, stand-alone entity, nor are they indicative of Core MTS future expenses.

The Combined Financial Statements include assets and liabilities specifically attributable to Core MTS and certain liabilities that are held by McKesson that are specifically identifiable or otherwise attributable to Core MTS. McKesson uses a centralized approach for managing cash and financing operations with its segments and subsidiaries. Accordingly, a substantial portion of Core MTS’s bank cash balances are transferred to McKesson’s cash management accounts regularly by McKesson at its discretion and therefore are not included in the Combined Financial Statements. Only cash balances legally owned by Core MTS are reflected in the Combined Balance Sheets. Transfers of cash between Core MTS and McKesson are included within Net transfer to parent on the Combined Statements of Cash Flows and the Combined Statements of Equity. McKesson’s long-term debt and related interest expense have not been attributed to Core MTS for any of the periods presented because McKesson’s borrowings are neither directly attributable to Core MTS nor is Core MTS the legal obligor of such borrowings.

All intercompany transactions and balances within Core MTS have been eliminated. Transactions between Core MTS and McKesson have been included in these Combined Financial Statements and substantially all have been effectively settled for cash at the time the transaction is recorded through McKesson’s centralized cash management system. Transactions between Core MTS and other businesses of McKesson are considered related party transactions (Note 3, “Corporate Allocations, Related Party Transactions, Net Parent Investment and Transaction Costs”).

The Combined Financial Statements include subsidiaries over which Core MTS has a controlling financial interest. The Combined Financial Statements include the financial statements of all wholly-owned subsidiaries and majority-owned or controlled companies. For those consolidated subsidiaries where our ownership is less than 100%, the portion of the net income or loss allocable to the noncontrolling interests is reported as “Net income attributable to noncontrolling interests” on the Combined Statements of Operations.

Core MTS’s operations are included in the consolidated U.S. federal and certain state and local income tax returns filed by McKesson. Core MTS also files certain separate state and local and foreign income tax returns. Income tax expense and other income tax related information contained in these Combined Financial Statements are presented on a separate return basis as if Core MTS filed its own tax returns. Core MTS’s tax results as presented in the Combined Financial Statements may not be reflective of the results that Core MTS will generate in the future. In jurisdictions where Core MTS has been included in the tax returns filed by McKesson, any income taxes payable resulting from the related income tax provisions have been reflected in the Combined Balance Sheets within Net parent investment.

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NOTES TO COMBINED FINANCIAL STATEMENTS

2.	Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with GAAP requires that we make estimates and assumptions that affect the reported amounts in the Combined Financial Statements and accompanying notes. Actual amounts could differ from those estimated amounts. Significant estimates inherent in the preparation of these Combined Financial Statements include, but are not limited to, accounting for revenue and cost recognition, allocation of expenses related to certain McKesson corporate functions, evaluation of goodwill and other assets for impairment, income taxes including deferred taxes, fair value measurements, legal liabilities and other contingencies.

Cash and Cash Equivalents: Core MTS participates in McKesson’s cash management and financing programs. The cash reflected on the Combined Financial Statements represents cash on hand related to Core MTS at certain foreign and domestic legal entities that will be contributed by McKesson to the Joint Venture in conjunction with the Transaction.

The remaining cash and cash equivalents are deposited with several financial institutions. Deposits may exceed the amounts insured by the Federal Deposit Insurance Corporation in the U.S. and similar deposit insurance programs in other jurisdictions. We mitigate the risk of our short-term investment portfolio by depositing funds with reputable financial institutions and monitoring risk profiles.

Restricted Cash: Cash that is subject to legal restrictions or is unavailable for general operating purposes is classified as restricted cash and is included within Prepaid expenses and other in the Combined Balance Sheets. At February 28, 2017 and March 31, 2016, our restricted cash balances were $2 million and $2 million, respectively, which represents cash received to support refund payments to patients of BPS clients.

Concentrations of Credit Risk and Receivables: Trade receivables are subject to a concentration of credit risk with customers in the healthcare provider sector, which can be affected by a downturn in the economy and changes in reimbursement policies. This credit risk is mitigated by the size and diversity of the customer base as well as its geographic dispersion. We estimate the receivables for which we do not expect full collection based on historical collection rates and ongoing evaluations of the creditworthiness of our customers. An allowance is recorded in our Combined Financial Statements for these amounts.

Property, Plant and Equipment: We state our property, plant and equipment (“PPE”) at cost and depreciate them under the straight-line method at rates designed to distribute the cost of PPE over estimated service lives ranging from one to thirty years. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill: Goodwill is tested for impairment on an annual basis in the fourth quarter or more frequently if indicators for potential impairment exist. Impairment testing is conducted at the reporting unit level.

The first step in goodwill testing requires us to compare the estimated fair value of a reporting unit to its carrying value. This step may be performed utilizing either a qualitative or quantitative assessment. If the carrying value of the reporting unit is lower than its estimated fair value, no further evaluation is necessary. If the carrying value of the reporting unit is higher than its estimated fair value, the second step must be performed to measure the amount of impairment loss. Under the second step, the implied fair value of goodwill is calculated in a hypothetical analysis by subtracting the fair value of all assets and liabilities of the reporting unit, including any unrecognized intangible assets, from the fair value of the reporting unit calculated in the first step of the impairment test. If the carrying value of goodwill for the reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for that excess.

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NOTES TO COMBINED FINANCIAL STATEMENTS

To estimate the fair value of our reporting units, we consider a combination of the market approach and the income approach. Under the market approach, we estimate fair value by comparing the business to similar businesses or guideline companies whose securities are actively traded in public markets. Under the income approach, we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate expected rate of return. The discount rate used for cash flows reflects capital market conditions and the specific risks associated with the business. The testing requires a complex series of assumptions and judgment by management in projecting future operating results, selecting guideline companies for comparisons and assessing risks. The use of alternative assumptions and estimates could affect the fair values and change the impairment determinations.

Intangible Assets: Currently all of our intangible assets are subject to amortization and are amortized based on the pattern of their economic consumption or on a straight-line basis over their estimated useful lives, ranging from one to twenty years. We review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated future undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair market value.

Capitalized Software Developed for Sale: Costs incurred internally in researching and developing software developed for sale are charged to expense until technological feasibility has been established for the product. After a project has reached the point of technological feasibility, development costs for software developed for sale are capitalized. Completed projects are amortized after reaching the point of general availability using the straight-line method based on an estimated useful life of approximately three years. At each balance sheet date, or earlier if an indicator of an impairment exists, we evaluate the recoverability of unamortized capitalized software costs based on estimated future undiscounted revenue net of estimated related costs over the remaining amortization period.

Capitalized Software Held for Internal Use: The Company provides services to many of its customers using software developed for internal use. The costs that are incurred to develop such software are expensed as incurred during the preliminary project stage and classified within research and development on the combined statement of operations. Once certain criteria have been met, direct costs incurred in developing or obtaining computer software are capitalized and amortized over their estimated useful lives ranging from one to five years. Training and maintenance costs are expensed as incurred.

Revenue Recognition: Revenue is generated primarily by licensing software and software systems (consisting of software, hardware and maintenance support), licensing content, providing software as a service (“SaaS”) or SaaS-based solutions and providing claims processing, outsourcing and professional services. Revenue is recognized as follows:

Software systems are marketed under information systems agreements as well as service agreements. Perpetual software arrangements are recognized at the time of delivery, under the percentage-of-completion method if the arrangements require significant production, modification or customization of the software, or in certain instances under the completed contract method if reasonable estimates cannot be made. Contracts accounted for under the percentage-of-completion method are generally measured based on the ratio of labor hours incurred to date to total estimated labor hours to be incurred. Changes in estimates to complete and revisions in overall profit estimates on these contracts are charged to earnings in the period in which they are determined. We accrue for contract losses if and when the current estimate of total contract costs exceeds total contract revenue. Software implementation fees are recognized as the work is performed or under the percentage-of-completion method for perpetual software.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Revenue from time-based software license agreements is recognized ratably over the term of the agreement. Software implementation fees for time-based software licenses are recognized ratably over the software license term. Maintenance and support agreements are marketed under annual or multi-year agreements and are recognized ratably over the period covered by the agreements. Hardware revenue is generally recognized upon delivery.

SaaS-based subscription, content licenses and transaction processing fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms. Revenue recognition begins on the service start date for fixed fee arrangements, on delivery for content licenses, and recognized as transactions are performed beginning on the service start date for per-transaction fee arrangements. Remote processing service fees are recognized monthly as the service is performed. Revenue cycle management outsourcing service revenue is generally based on a percentage of collections by the Company’s customers and recognized in the same period as the collections occur.

We also offer certain products on an application service provider basis, making our software functionality available on a remote hosting basis from our data centers. The data centers provide system and administrative support, as well as hosting services. Revenue on products sold on an application service provider basis is recognized on a monthly basis over the term of the contract beginning on the service start date of products hosted.

We engage in multiple-element arrangements, which may contain any combination of software, hardware, implementation, SaaS-based offerings, consulting services or maintenance services. For multiple-element arrangements that do not include software, revenue is allocated to the separate elements based on their relative selling price and recognized in accordance with the revenue recognition criteria applicable to each element. Relative selling price is determined based on vendor specific objective evidence (“VSOE”) of selling price if available, third-party evidence (“TPE”), if VSOE of selling price is not available, or estimated selling price (“ESP”), if neither VSOE of selling price nor TPE is available. For multiple-element arrangements accounted for in accordance with specific software accounting guidance when some elements are delivered prior to others in an arrangement and VSOE of fair value exists for the undelivered elements, revenue for the delivered elements is recognized upon delivery of such items. We establish VSOE for hardware and implementation and consulting services based on the price charged when sold separately, and for maintenance services based on substantive renewal rates offered to customers. Revenue for the software element is recognized under the residual method only when fair value has been established for all of the undelivered elements in an arrangement. If fair value cannot be established for any undelivered element, all of the arrangement’s revenue is deferred until the delivery of the last element commences or until the fair value of the undelivered element is determinable. For multiple-element arrangements with both software elements and nonsoftware elements, arrangement consideration is allocated between the software elements as a whole and nonsoftware elements. We then further allocate consideration to the individual elements within the software group, and revenue is recognized for all elements under the applicable accounting guidance and our policies described above.

Income Taxes: Income taxes as presented attribute deferred income taxes of McKesson to our stand-alone Combined Financial Statements in a manner that is systematic, rational and consistent with the asset and liability method. Accordingly, our income tax provision was prepared following the separate return method, which calculates income taxes for the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the Consolidated Financial Statements of McKesson may not be included in our separate Combined Financial Statements. Similarly, the tax treatment of certain items reflected in our Combined Financial Statements may not be reflected in the Consolidated Financial Statements and tax returns of McKesson.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement. Deferred taxes are not provided on undistributed earnings of our foreign operations that are considered to be permanently reinvested.

Foreign Currency Translation: The reporting currency of Core MTS and its subsidiaries is the U.S. dollar. Our foreign subsidiaries generally consider their local currency to be their functional currency. Foreign currency-denominated assets and liabilities of these foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and revenue and expenses are translated at average exchange rates during the corresponding period, and equity accounts are primarily translated at historical exchange rates. Foreign currency translation adjustments are included in Other comprehensive income or loss in the Combined Statements of Comprehensive Income, and the cumulative effect is included in the equity section of the Combined Balance Sheets. Realized gains and losses from currency exchange transactions are recorded in Operating expenses in the Combined Statements of Operations. We release cumulative translation adjustment from equity into net income as a gain or loss only upon complete or substantially complete liquidation of a controlling interest in a subsidiary or a group of assets within a foreign entity.

Net Parent Investment: Net parent investment in the Combined Balance Sheets represents McKesson’s historical investment in Core MTS and includes accumulated net earnings attributable to parent and the net effect of transactions with, and cost allocations from, parent. Note 3, “Corporate Allocations, Related Party Transactions, Net Parent Investment and Transaction Costs” provides additional information regarding the allocation to Core MTS for expenses incurred by McKesson.

Comprehensive Income: Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, and gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Our other comprehensive income consists of foreign currency translation adjustments from those subsidiaries where the local currency is the functional currency.

Share-Based Compensation: McKesson provides share-based compensation to certain Core MTS employees. We account for all share-based compensation transactions using a fair-value based measurement method. The share-based compensation expense, for the portion of the awards that is ultimately expected to vest, is recognized on a straight-line basis over the requisite service period. The compensation expense recognized has been classified in the Combined Statements of Operations or capitalized on the Combined Balance Sheets in the same manner as cash compensation paid to our employees.

Postretirement Benefit Plans: Certain Core MTS employees participate in defined benefit pension and other postretirement benefit plans administered and sponsored by McKesson. Core MTS does not record assets or liabilities to recognize the funded status of these plans because the Combined Financial Statements reflect the cost for these plans as if they were multi-employer plans. Costs allocated to Core MTS reflects Core MTS’s employees’ proportionate share of total costs in McKesson plans in which they participate as well as an allocation of McKesson’s corporate costs for these plans. Assets and liabilities of these plans will be retained by McKesson subsequent to the separation of Core MTS.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Warranties: In the normal course of business, we provide warranties regarding the performance of software and products we sell. Our liability under these warranties is to bring the product into compliance with previously agreed upon specifications. For software products, this may result in additional project costs, which are reflected in our estimates used for the percentage-of-completion method of accounting for software installation services within these contracts. In addition, most of our customers who purchase our software and automation products also purchase annual maintenance agreements. Revenue from these maintenance agreements is recognized on a straight-line basis over the contract period and the cost of servicing product warranties is charged to expense when claims become estimable. Accrued warranty costs were not material to the Combined Balance Sheets.

Loss Contingencies: We are subject to various claims, including claims with customers and vendors, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be reevaluated at least quarterly to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a material loss is probable but a reasonable estimate cannot be made, disclosure of the proceeding is provided.

Disclosure is also provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We review all contingencies at least quarterly to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of the loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low estimate.

Recently Adopted Accounting Pronouncements

Share-Based Payments: In March 2016, amended guidance was issued for employee share-based payment awards. Under the amended guidance, all excess tax benefits (“windfalls”) and deficiencies (“shortfalls”) related to employee share-based compensation arrangements are recognized within income tax expense. Under the previous guidance, windfalls were recognized in equity and shortfalls were only recognized to the extent they exceeded the pool of windfall tax benefits. The amended guidance also requires excess tax benefits to be classified as an operating activity in the statements of cash flows, rather than a financing activity. The amended guidance is effective for us commencing in the first quarter of 2018. Early adoption is permitted. We elected to early adopt this amended guidance in the first quarter of 2017. The primary impact of the adoption was the recognition of excess tax benefits in the income statement on a prospective basis, rather than equity. As a result, discrete tax benefits of $5 million were recognized in income tax expense during 2017. In addition, the guidance removes the requirement to delay the recognition of the excess benefit until the deduction reduces taxes payable. As a result, our deferred tax asset was increased by $13 million through Net parent investment.

Business Combinations: In the first quarter of 2017, we adopted amended guidance for an acquirer’s accounting for measurement-period adjustments. The amended guidance eliminates the requirement that an

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

acquirer in a business combination account for measurement-period adjustments retrospectively and instead requires that measurement-period adjustments be recognized during the period in which it determines the adjustment. In addition, the amended guidance requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The adoption of this amended guidance did not have a material effect on our Combined Financial Statements.

Fair Value Measurement: In the first quarter of 2017, we adopted amended fair value guidance on a retrospective basis. This amended guidance limits disclosures and removes the requirement to categorize investments within the fair value hierarchy if the fair value of the investment is measured using the net asset value (“NAV”) per share practical expedient. The adoption of this amended guidance did not have a material effect on our Combined Financial Statements.

Fees Paid in a Cloud Computing Arrangement: In the first quarter of 2017, we adopted amended guidance for a customer’s accounting for fees paid in a cloud computing arrangement. The amended guidance requires customers to determine whether or not an arrangement contains a software license element. If the arrangement contains a software element, the related fees paid should be accounted for as an acquisition of a software license. If the arrangement does not contain a software license, it is accounted for as a service contract. The adoption of this amended guidance did not have a material effect on our Combined Financial Statements.

Consolidation: In the first quarter of 2017, we adopted amended guidance for consolidating legal entities in which a reporting entity holds a variable interest. The amended guidance modifies the evaluation of whether limited partnerships and similar legal entities are VIEs and changes the consolidation analysis of reporting entities that are involved with VIEs that have fee arrangements and related party relationships. The adoption of this amended guidance did not have a material effect on our Combined Financial Statements.

Deferred Income Taxes: In November 2015, amended guidance was issued for the balance sheet classification of deferred income taxes. The amended guidance requires the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The amended guidance would have been effective for us commencing in the first quarter of 2018, however, early adoption was permitted. We early adopted this amended guidance in the fourth quarter of 2016 on a prospective basis. As a result, we reclassified current net deferred tax assets of $121 million as noncurrent on our Combined Balance Sheet as of March 31, 2016. The adoption of this guidance had no impact on our Combined Statements of Operations, Comprehensive Income or Cash Flows. This amended guidance only resulted in a change in presentation of our deferred income taxes on our Combined Balance Sheets as of February 28, 2017, and March 31, 2016.

Discontinued Operations: In the first quarter of 2016, we adopted amended guidance for reporting of discontinued operations and disclosures of disposals of components. The amended guidance revises the criteria for disposals to qualify as discontinued operations and permits significant continuing involvement and continuing cash flows with the discontinued operation. In addition, the amended guidance requires additional disclosures for discontinued operations and new disclosures for individually material disposal transactions that do not meet the definition of a discontinued operation. The adoption of this amended guidance did not have a material effect on our Combined Financial Statements.

Cumulative Translation Adjustment: In the first quarter of 2015, we adopted amended guidance for a parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

group of assets within a foreign entity or of an investment in a foreign entity. The amended guidance requires the release of any cumulative translation adjustment into net income only upon complete or substantially complete liquidation of a controlling interest in a subsidiary or a group of assets within a foreign entity. Also, it requires the release of all or a pro rata portion of the cumulative translation adjustment to net income in the case of sale of an equity method investment that is a foreign entity. The adoption of this amended guidance did not have a material effect on our Combined Financial Statements.

3.	Corporate Allocations, Related Party Transactions, Net Parent Investment and Transaction Costs

Corporate Allocations

The Combined Financial Statements reflect allocations of certain expenses from McKesson including, but not limited to, general corporate expenses such as management, legal, human resources, finance, accounting, treasury, tax, information technology, benefits, communications, ethics and compliance, corporate employee benefits including incentive bonuses and share-based compensation, shared services processing and administration and depreciation for corporate fixed assets. Also reflected are allocations of certain expenses from the shared services business unit of McKesson’s MTS segment including, but not limited to, general corporate expenses such as management, legal, human resources, finance, marketing and facilities. We consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Core MTS. The allocation methods used primarily include a pro rata basis of operating income, headcount, and number of transactions or other reasonable measures. Allocations for management costs and corporate support services totaled $197 million and $259 million in 2017 and 2016, respectively.

These costs have been recorded within Cost of sales, Selling, distribution and administrative expenses and Research and development in the Combined Statements of Operations as follows:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Cost of sales	$29	$58
Selling, distribution and administrative	156	188
Research and development	12	13

Total corporate allocations	$197	$259

The financial information in these Combined Financial Statements does not necessarily include all the expenses that would have been incurred by Core MTS had it been a separate, stand-alone entity. Actual costs that may have been incurred if Core MTS had been a stand-alone company would depend on a number of factors, including the chosen organization structure and functions outsourced or performed by employees.

Related Party Sales

In 2017 and 2016, related party sales to McKesson and its subsidiaries were $16 million and $14 million, respectively, and are recorded in Revenue on the Combined Statements of Operations. All related party receivables and payables due from or due to McKesson are settled through the intercompany accounts included within the Net parent investment line on the Combined Balance Sheets.

Net Parent Investment

Historically, McKesson has provided financing, cash management and other treasury services to Core MTS. The Core MTS cash balances are swept by McKesson and historically, we have received funding from

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

McKesson for our operating and investing cash needs. Cash transferred to and from McKesson has historically been recorded as intercompany payables and receivables which are reflected in the Net parent investment line on the Combined Balance Sheets.

Transaction Costs

During the period ended February 28, 2017, we recorded $52 million of transaction-related costs primarily associated with formation of the Joint Venture within the Combined Statement of Operations as a component of Selling, distribution and administrative expenses. These costs primarily consisted of accounting and legal fees, other outside service fees and employee retention and severance costs.

4.	Restructuring

On March 14, 2016, McKesson committed to a restructuring plan to lower operating costs (the “Cost Alignment Plan”). The Cost Alignment Plan primarily consists of a reduction in workforce, and business process initiatives that was substantially implemented prior to the end of 2017. Business process initiatives primarily include plans to reduce operating costs as well as the disposal and abandonment of certain non-core businesses. As a result of the Cost Alignment Plan, $29 million of pre-tax charges were recorded during the fourth quarter of 2016. The restructuring liabilities were $2 million at February 28, 2017.

During the period ended February 28, 2017, a pre-tax credit of $7 million primarily driven by the redeployment of resources due to the Transaction was recorded as part of the Cost Alignment Plan, and $14 million of cash payments were made, primarily related to severance. At February 28, 2017, the restructuring liabilities of $2 million were recorded in Other accrued liabilities in our Combined Balance Sheets.

Under the Cost Alignment Plan, pretax charges of $22 million have been recorded to date. We do not expect to incur any material charges related to the Cost Alignment Plan in future periods.

Restructuring charges for the Cost Alignment Plan during 2017 and the fourth quarter of 2016 directly attributable to Core MTS consisted of the following:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Severance and employee-related costs, net	$(8)	$23
Asset impairment and accelerated depreciation and amortization	1	4
Exit-related costs	—	1
Other	—	1

Total	$(7)	$29

Cost of sales	$(4)	$13
Operating expenses	(3)	16

Total	$(7)	$29

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NOTES TO COMBINED FINANCIAL STATEMENTS

The following table summarizes the activity related to the restructuring liabilities associated with the Cost Alignment Plan during 2017:

(in millions)
Balance as of March 31, 2016	$24
Net restructuring credit	(7)
Cash payments	(14)
Other	(1)

Balance as of February 28, 2017	$2

5.	Divestiture of Businesses

During the fourth quarter of 2016, we sold a portion of our ambulatory business within BPS for net proceeds of $5 million. The decision to dispose of this business was driven by the direction of Core MTS. We recorded a pre-tax gain of approximately $3 million. In 2016, this business contributed approximately $27 million of net sales.

During the first quarter of 2016, we sold the nurse triage business within CCA for net proceeds of $85 million and recorded a pre-tax gain of $51 million from the sale. In 2016, the nurse triage business contributed approximately $16 million of net sales.

These divestitures did not meet the criteria to qualify as discontinued operations. Accordingly, the pre-tax gains were recorded in Operating expenses within continuing operations of our Combined Statements of Operations. Pre- and after tax income of these businesses were not material for 2016.

6.	Share-Based Compensation

Certain Core MTS employees participate in McKesson’s share-based compensation plans. Under these plans, McKesson may grant employees stock options to purchase common stock of McKesson, employee stock purchase plans, restricted stock units (“RSUs”), performance-based restricted stock units (“PeRSUs”) and total shareholder return units (“TSRUs”) (collectively, “share-based awards”). Most of these share-based awards are granted in the first quarter of each fiscal year.

Compensation expense for the share-based awards is recognized for the portion of awards ultimately expected to vest. We estimate the number of share-based awards that will ultimately vest primarily based on historical experience. The estimated forfeiture rate established upon grant is re-assessed throughout the requisite service period and is adjusted when actual forfeitures occur. The actual forfeitures in future reporting periods could be higher or lower than current estimates. Our share-based compensation expense has been derived from the share-based awards granted by McKesson to Core MTS’s employees. As the share-based awards are McKesson’s plans, the amounts have been recognized through Net parent investment on the Combined Balance Sheets.

The compensation expense recognized has been classified in the Combined Statements of Operations or capitalized in the Combined Balance Sheets in the same manner as cash compensation paid to our employees. The expense is deemed to have been settled with McKesson in each year through the Net parent investment on the Combined Balance Sheets. There was no material share-based compensation expense capitalized as part of the cost of an asset in 2017 or 2016.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Impact on Net Income

The components of share-based compensation expense and related tax benefits are as follows:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Share-based compensation expenses	$23	$26
Tax benefit for share-based compensation expense(1)	(7)	(8)

Share-based compensation expense, net of tax	$16	$18

(1)	Income tax benefit is computed using the tax rates of applicable tax jurisdictions. Additionally, a portion of pre-tax compensation expense is not tax-deductible.

Stock Plans

In July 2013, McKesson’s stockholders approved the 2013 Stock Plan to replace the 2005 Stock Plan. These stock plans provide employees, officers and non-employee directors the opportunity to receive equity-based, long-term incentives in the form of stock options, restricted stock, RSUs, PeRSUs, TSRUs and other share-based awards. The 2013 Stock Plan reserves 30 million shares plus the remaining number of shares reserved but unused under the 2005 Stock Plan. As of February 28, 2017, 28 million shares remain available for future grant under the 2013 Stock Plan.

Stock Options

Stock options are granted with an exercise price at no less than the fair market value and those options granted under the stock plans generally have a contractual term of seven years and follow a four-year vesting schedule.

Compensation expense for stock options is recognized on a straight-line basis over the requisite service period and is based on the grant-date fair value for the portion of the awards that is ultimately expected to vest. McKesson uses the Black-Scholes options-pricing model to estimate the fair value of stock options. Once the fair value of an employee stock option is determined, current accounting practices do not permit it to be changed, even if the estimates used are different from actual. The options-pricing model requires the use of various estimates and assumptions as follows:

•

Expected stock price volatility is based on a combination of historical volatility of McKesson’s common stock and implied market volatility. We believe that this market-based input provides a reasonable estimate of future stock price movements and is consistent with employee stock option valuation considerations.

•	Expected dividend yield is based on historical experience and investors’ current expectations with respect to McKesson.

•	The risk-free interest rate for periods within the expected life of the option is based on the constant maturity U.S. Treasury rate in effect at the time of grant.

•

Expected life of the options is based primarily on historical employee stock option exercises and other behavior data and reflects the impact of changes in contractual life of current option grants compared to historical grants.

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NOTES TO COMBINED FINANCIAL STATEMENTS

Weighted-average assumptions used to estimate the fair value of employee stock options were as follows:

	Periods Ended
	February 28, 2017	March 31, 2016
Expected stock price volatility	21%	21%
Expected dividend yield	0.7%	0.4%
Risk-free interest rate	1.14%	1.4%
Expected life (in years)	4	4

The number of options outstanding was not material in 2017 or 2016.

Restricted Stock Unit Awards

Restricted stock unit awards, or RSUs, which entitle the holder to receive at the end of a vesting term a specified number of shares of McKesson’s common stock, are accounted for at fair value at the date of grant. Total compensation expense for RSUs under McKesson’s stock plans is determined by the product of the number of shares that are expected to vest and the grant date market price of McKesson’s common stock. The McKesson Compensation Committee determines the vesting terms at the time of grant. These awards generally vest in three to four years. We recognize expense for RSUs on a straight-line basis over the requisite service period.

PeRSUs are RSUs for which the number of RSUs awarded is conditional upon the attainment of one or more performance objectives over a specified period. Each year, the McKesson Compensation Committee approves the target number of PeRSUs representing the base number of awards that could be granted if performance goals are attained. PeRSUs are accounted for as variable awards until the performance goals are reached at which time the grant date is established. Total compensation expense for PeRSUs is determined by the product of the number of shares eligible to be awarded and expected to vest, and the market price of McKesson’s common stock, commencing at the inception of the requisite service period. During the performance period, the compensation expense for PeRSUs is re-computed using the market price and the performance modifier at the end of a reporting period. At the end of the performance period, if the goals are attained, the awards are granted and classified as RSUs and accounted for on that basis. We recognize compensation expense for these awards on a straight-line basis over the requisite aggregate service period of generally four years.

TSRUs replaced PeRSUs for our executive officers beginning in 2015. The number of vested TSRUs is assessed at the end of a three-year performance period and is conditioned upon attainment of a total shareholder return metric relative to a peer group of companies. McKesson uses the Monte Carlo simulation model to measure the fair value of TSRUs. TSRUs have a requisite service period of approximately three years. Expense is attributed to the requisite service period on a straight-line basis based on the fair value of the TSRUs. For TSRUs that are designated as equity awards, the fair value is measured at the grant date. For TSRUs that are eligible for cash settlement and designated as liability awards, we measure the fair value at the end of each reporting period and also adjust a corresponding liability on our Combined Balance Sheets for changes in fair value.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

The weighted-average assumptions used to estimate the fair value of TSRUs are as follows:

	Periods Ended
	February 28, 2017	March 31, 2016
Expected stock price volatility	23%	18%
Expected dividend yield	0.7%	0.4%
Risk-free interest rate	1.05%	0.9%
Expected life (in years)	3	3

The number of RSUs outstanding was not material in 2017 and 2016.

Employee Stock Purchase Plan (“ESPP”)

McKesson has an ESPP under which 21 million shares have been authorized for issuance. The ESPP allows eligible employees, including certain Core MTS employees, to purchase shares of McKesson’s common stock through payroll deductions. The deductions occur over three-month purchase periods and the shares are then purchased at 85% of the market price at the end of each purchase period. Employees are allowed to terminate their participation in the ESPP at any time during the purchase period prior to the purchase of the shares. The 15% discount provided to employees on these shares is included in compensation expense. These amounts have not been significant. Shares issued under the ESPP were not material in 2017 and 2016. At February 28, 2017, 4 million shares remain available for issuance.

7.	Receivables, Net

(in millions)	February 28, 2017	March 31, 2016
Customer accounts	$347	$317
Unbilled receivables	76	90
Other	7	9

Total	430	416
Allowances	(11)	(9)

Net	$419	$407

8.	Prepaid Expenses and Other

(in millions)	February 28, 2017	March 31, 2016
Prepaid expenses	$61	$60
Inventories	8	11
Other current assets	2	2

Total prepaid expenses and other	$71	$73

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

9.	Income Taxes

During the periods presented in the combined financial statements, Core MTS’ operations are included in the consolidated US federal, and certain state and local income tax returns filed by McKesson, where applicable. Core MTS also files certain separate state and local, and foreign income tax returns. The income tax provision included in these combined financial statements has been calculated using the separate return basis, as if Core MTS filed separate tax returns. In the future, as a stand-alone entity, the joint venture will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The income from continuing operations before income taxes consists of:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
US	$13	$55
International	237	261

Total	$250	$316

Income tax expense related to continuing operations consists of the following:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Current:
United States Federal	$(1)	$15
State	4	4
Foreign	1	8

Total Current	$4	$27

Deferred:
United States Federal	$11	$—
State	(2)	(1)
Foreign	1	—

Total Deferred	$10	$(1)

Total income tax expense	$14	$26

During 2017 and 2016, income tax expense related to continuing operations was $14 million and $26 million, respectively, and included net discrete tax expense of $4 million and net discrete tax benefits of $9 million, respectively. Discrete tax expense in 2017 included $8 million of tax expense related to settlement with the Internal Revenue Service for years FY07 though FY09 which was partially offset by $5 million of tax benefit due to the adoption of the amended accounting guidance on employee share based compensation. Discrete tax benefits in 2016 included a $14 million benefit due to the reversal of U.S. federal and state tax reserves related to the treatment of share-based compensation expense in an intercompany cost-sharing agreement; partially offset by a $7 million expense related to additional tax reserves on certain transfer pricing matters in a foreign jurisdiction.

Our reported income tax rates were 5.5% and 8.3% in 2017 and 2016, respectively. The fluctuations in our reported income tax rates are primarily due to changes within our business mix, including varying proportions of income attributable to foreign countries that have lower income tax rates and discrete items.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

The reconciliation between our effective tax rate on income from continuing operations and statutory tax rate is as follows:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Income tax provision at federal statutory rate	$87	$111
State income taxes net of federal tax benefit	1	3
Foreign income taxed at various rates	(81)	(84)
Unrecognized tax benefits and settlements	14	(5)
Tax credits	(6)	(7)
Other, net	(1)	8

Total income tax expense	$14	$26

In March 2016, amended guidance was issued for employee share-based payment awards. Under the amended guidance, all excess tax benefits (“windfalls”) and deficiencies (“shortfalls”) related to employee share-based compensation arrangements are recognized within income tax expense. We elected to early adopt this amended guidance in the first quarter of 2017. The primary impact of the adoption was the recognition of excess tax benefits in the income statement on a prospective basis, rather than net parent investment. As a result, a tax benefit of $5 million was recognized in 2017.

As of February 28, 2017 and March 31, 2016, the Companies’ subsidiaries have unremitted earnings. The carve-out financial statements include the results of operations of certain foreign entities. The foreign entities do not have direct or indirect owners within the carve-out group that are subject to tax in the U.S. As such, repatriation of the earnings of these entities would not result in U.S. tax consequences to entities included within the carve-out financial statements. If these foreign earnings were distributed to a taxable U.S. entity in the future, that entity would pay taxes at that time.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Deferred tax balances consisted of the following:

(in millions)	February 28, 2017	March 31, 2016
Deferred tax assets:
Receivable allowances	$4	$3
Deferred revenue	37	35
Compensation and benefit-related accruals	70	71
Loss and credit carryforward	28	30
Capitalized costs	65	55
Other	11	17

Total deferred tax assets	$215	$211
Valuation allowances	(11)	(9)

Total realizable deferred tax assets	$204	$202

Deferred tax liabilities:
Basis for fixed assets	(5)	(6)
Intangibles	(62)	(60)
Other	(1)	(1)

Total deferred tax liabilities	$(68)	$(67)

Net deferred tax asset	$136	$135
Non-Current Asset	$136	$135

Total Tax Asset	$136	$135

We assess the available positive and negative evidence to determine whether deferred tax assets are more likely than not to be realized. As result of this assessment, valuation allowances have been recorded on certain deferred tax assets in various tax jurisdictions. The valuation allowance was $11 million and $9 million as of February 28, 2017 and March 31, 2016, respectively. The net increase of $2 million in the valuation allowance relates primarily to net operating losses incurred in certain tax jurisdictions for which no tax benefit was recognized.

The Company has operations in federal and certain state and local and foreign jurisdictions that on a hypothetical separate company basis would have tax credit and net operating loss carryforwards. These carryforwards may not be available for use following the formation of the joint venture. We have federal, state and foreign net operating loss carryforwards of $18 million, $186 million and $12 million, respectively. These net operating losses will expire at various dates from 2018 through 2037. We have federal, state and foreign tax credit carryforwards of $6 million, $4 million, and $9 million, respectively. These credit carryforwards will expire at various dates from 2020 through 2037.

Core MTS’s operations are included in the consolidated US Federal, and certain state and local income tax returns filed by McKesson, which is subject to continuous examination by the IRS and other state tax authorities. The IRS concluded their examination of income tax returns for years 2007 through 2009 during the first quarter of 2017 and is currently examining income tax returns for 2010 through 2012. We believe that adequate amounts have been reserved for any adjustments that may ultimately result from this examination. During 2016, we received proposed assessments from the Israeli Tax Authorities (“ITA”) related to a transfer pricing matter impacting years 2006 through 2014. We resolved this matter with the ITA during the first quarter of 2017 with no material impact.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table summarizes the activity related to our gross unrecognized tax benefits for the last two periods:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Unrecognized tax benefits at beginning of period	$116	$127
Additions based on tax positions related to prior years	—	4
Reductions based on tax positions related to prior years	(15)	(21)
Additions based on tax positions related to current year	5	6
Reductions based on settlements	(57)	—
Reductions based on the lapse of the applicable statutes of limitations	—	—

Unrecognized tax benefits at end of period	$49	$116

As of February 28, 2017, we had $49 million of unrecognized tax benefits, of which $44 million would reduce income tax expense and the effective tax rate, if recognized. During the next twelve months, we do not expect any material reduction in our unrecognized tax benefits. However, this amount may change as we continue to have ongoing negotiations with various taxing authorities throughout the year.

We report interest and penalties on income taxes as income tax expense. During 2017 and 2016, we recognized income tax expense related to interest and penalties of $1 million and $4 million, respectively. As of February 28, 2017, and March 31, 2016, we had accrued $11 million and $22 million, respectively, in interest and penalties on unrecognized tax benefits.

10.	Property, Plant and Equipment, Net

(in millions)	February 28, 2017	March 31, 2016
Land	$8	$8
Building, machinery, equipment and other	241	169

Total property, plant and equipment	249	177
Accumulated depreciation	(162)	(111)

Property, plant and equipment, net	$87	$66

Depreciation expense related to property, plant and equipment was $13 million and $12 million in 2017 and 2016, respectively.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

11.	Goodwill and Intangible Assets, Net

Changes in the carrying amount of goodwill were as follows:

(in millions)	February 28, 2017	March 31, 2016
Balance, at beginning of period(1)	$1,058	$1,083
Goodwill disposed	—	(28)
Acquisition accounting(2)	22	—
Foreign currency translation adjustments, net	—	3

Balance, at end of period	$1,080	$1,058

(1)	As of February 28, 2017, and March 31, 2016, we had $36 million of accumulated goodwill impairment charges.
(2)

On July 1, 2016, MTS acquired HealthQx, a leader in value-based payment analytic software solutions for health plans and health systems, for approximately $28 million via a cash purchase. The purchase price is primarily related to goodwill of approximately $22 million, of which approximately $6 million is not expected to be tax deductible, and developed technology of approximately $6 million. The acquisition was consummated to strengthen the Company’s position in the market for value-based payment offerings and resulted in acquisition of all voting interests.

Information regarding intangible assets is as follows:

		February 28, 2017			March 31, 2016
(in millions)	Weighted Average Remaining Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	4	$351	$(275)	$76	$359	$(266)	$93
Technology	3	136	(129)	7	127	(119)	8
Trademarks and trade names	—	8	(8)	—	7	(7)	—

Total		$495	$(412)	$83	$493	$(392)	$101

Amortization expense of intangible assets was $20 million and $26 million in 2017 and 2016, respectively. Estimated annual amortization expense of intangible assets is as follows: $21 million, $16 million, $12 million, $11 million and $9 million for 2018 through 2022, and $14 million thereafter. All intangible assets were subject to amortization as of February 28, 2017 and March 31, 2016.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

12.	Capitalized Software Developed for Sale, Net

Changes in the carrying amount of capitalized software developed for sale, net, which is included in Other noncurrent assets in the Combined Balance Sheets, were as follows:

	Periods Ended
(in millions)	February 28, 2017	March 31, 2016
Balance, at beginning of period	$38	$48
Amounts capitalized	15	13
Amortization expense	(13)	(17)
Other	—	(6)

Balance, at end of period	$40	$38

13.	Other Noncurrent Assets

(in millions)	February 28, 2017	March 31, 2016
Deferred tax asset – noncurrent	$136	$135
Capitalized software developed for sale	40	38
Capitalized software held for internal use	15	20
Other noncurrent assets	40	22

Total other noncurrent assets	$231	$215

Included within Capitalized software held for internal use as of March 31, 2016 is a Revenue Convergence (“RevCon”) project asset for the implementation of software to optimize revenue recognition processes in conjunction with the amended guidance for recognizing revenue from contracts with customers. During 2017, we made the decision to abandon the RevCon project because we no longer planned to pursue a systematic revenue software solution. As a result, we derecognized the asset during 2017 and recorded a corresponding impairment charge of approximately $11 million included in Selling, distribution and administrative expenses in the Combined Statement of Operations for the period ended February 28, 2017.

14.	Pension and Other Postretirement Benefits

McKesson Defined Benefit Plans

Certain Core MTS employees are eligible to participate in various defined benefit pension and other postretirement benefit (“OPEB”) plans administered and sponsored by McKesson. The Combined Financial Statements reflect periodic pension and post-retirement costs as if they were multi-employer plans and no asset or liability was recorded by Core MTS. The net periodic pension and OPEB costs include interest costs, recognized net actuarial losses and service costs that are determined based on actuarial valuations of individual participant data and projected returns on plan assets. Costs associated with the pension and OPEB plans were allocated to the Combined Financial Statements based on the Core MTS’s employees’ proportionate share of costs for the respective McKesson plans in which they participate. These costs are considered to have been settled with McKesson at the time of the allocation of these expenses.

Pension and OPEB expense for participating Core MTS employees were not significant in 2017 and 2016. As of February 28, 2017 and March 31, 2016, required contributions outstanding were not significant.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

McKesson Defined Contribution Plan

Certain Core MTS employees are eligible to participate in McKesson’s contributory profit sharing investment plan (“PSIP”). Eligible employees may contribute to the PSIP up to 75.0% of their eligible compensation on a pre-tax or post-tax basis not to exceed IRS limits. McKesson makes matching contributions in an amount equal to 100% of the employee’s first 3.0% of pay contributed and 50.0% for the next 2.0% of pay contributed. McKesson also may make an additional annual matching contribution for each plan year to enable participants to receive a full match based on their annual contribution. We recorded expense of $20 million and $22 million in 2017 and 2016, respectively, related to the PSIP plan.

Deferred Compensation Plans

Certain Core MTS employees are eligible to participate in deferred compensation plans administered and sponsored by McKesson. Pursuant to these deferred compensation plans, certain executives and other highly compensated employees may defer all or a portion of their salaries and incentive compensation at their discretion. Liabilities of $37 million and $30 million as of February 28, 2017 and March 31, 2016, respectively, were allocated to the Combined Financial Statements related to deferred compensation for Core MTS employees.

15.	Other Accrued Liabilities

(in millions)	February 28, 2017	March 31, 2016
Salary and wages	$106	$99
Accrued taxes	33	39
Accrued other	50	64

Total other accrued liabilities	$189	$202

16.	Other Noncurrent Liabilities

(in millions)	February 28, 2017	March 31, 2016
Tax liability	$51	$100
Deferred revenue – noncurrent	21	37
Deferred compensation	35	28
Other noncurrent	17	19

Total other noncurrent liabilities	$124	$184

17.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a three-level hierarchy that prioritizes the inputs used in determining fair value by their reliability and preferred use, as follows:

Level 1—Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Valuations based on quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Level 3—Valuations based on inputs that are both significant to the fair value measurement and unobservable.

At February 28, 2017 and March 31, 2016, the carrying amounts of cash, restricted cash, receivables, drafts and accounts payable, and other current liabilities approximated their estimated fair values because of the short maturity of these financial instruments.

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the periods ended February 28, 2017 and March 31, 2016.

18.	Lease Obligations

We lease facilities and equipment solely under operating leases. At February 28, 2017, future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year for years ending March 31 are:

(in millions)	Noncancelable Operating Leases
2018	$24
2019	19
2020	14
2021	8
2022	6
Thereafter	8

Total minimum lease payments	$79

Rental expense under operating leases was $33 million and $38 million in 2017 and 2016, respectively. We recognize rent expense on a straight-line basis over the term of the lease, taking into account, when applicable, lessor incentives for tenant improvements, periods where no rent payment is required and escalations in rent payments over the term of the lease. Deferred rent is recognized for the difference between the rent expense recognized on a straight-line basis and the payments made per the terms of the lease. Remaining terms for facilities leases generally range from zero to nine years, while remaining terms for equipment leases range from zero to seven years. Most real property leases contain renewal options (generally for five-year increments) and provisions requiring us to pay property taxes and operating expenses in excess of base period amounts. Sublease rental income was not material in 2017 and 2016.

19.	Commitments and Contingent Liabilities

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, including claims with customers and vendors, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. As described below, many of these proceedings are at preliminary stages and many seek an indeterminate amount of damages.

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be reevaluated at least quarterly to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure of the proceeding is provided.

Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We review all contingencies at least quarterly to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low estimates.

We are party to the legal proceedings described below. Unless otherwise stated, we are currently unable to estimate a range of reasonably possible losses for the unresolved proceedings described below. Should any one or a combination of more than one of these proceedings be successful, or should we determine to settle any or a combination of these matters, we may be required to pay substantial sums, become subject to the entry of an injunction or be forced to change the manner in which we operate our business, which could have a material adverse impact on our financial position or results of operations.

Litigation and Claims

On May 17, 2013, McKesson Corporation was served with a complaint filed in the United States District Court for the Northern District of California by True Health Chiropractic Inc., alleging that McKesson sent unsolicited marketing faxes in violation of the Telephone Consumer Protection Act of 1991 (“TCPA”), as amended by the Junk Fax Protection Act of 2005 or JFPA, True Health Chiropractic Inc., et al. v. McKesson Corporation, et al., CV-13-02219 (HG). True Health Chiropractic later amended its complaint, adding McLaughlin Chiropractic Associates as an additional named plaintiff and McKesson Technologies, Inc. as a defendant. Plaintiffs purport to represent all persons who were sent marketing faxes that did not contain proper opt-out notices and from whom McKesson Technologies, Inc. did not obtain prior express permission from June 2009 to the present. In July 2015, Plaintiffs filed a motion for class certification, however, on August 22, 2016, the United States District Court for the Northern District of California denied Plaintiffs’ motion which meant that Plaintiffs could only proceed on their individual claims and could not represent a class. Plaintiffs appealed that ruling to the United States Court of Appeals for the Ninth Circuit on September 6, 2016. The Court of Appeals has tentatively scheduled oral argument on the appeal to take place during the weeks of October 10, 2017 or October 17, 2017. The United States District Court for the Northern District of California administratively closed its docket for the underlying proceedings on February 1, 2017.

In August 2015, our parent, McKesson, and its subsidiaries and affiliates, including McKesson Technologies, Inc., were granted waivers from the opt-out requirement from the Federal Communications Commission (“FCC”). On March 31, 2017, the United States Court of Appeals for the District of Columbia Circuit held that the FCC did not have authority to require an opt-out notice on solicited faxes which mooted McKesson Technologies’ need for the FCC waiver for any solicited faxes that did not contain opt-out language. Plaintiffs plan to file a petition for certiorari appealing the Circuit Court’s ruling with the United States Supreme Court.

CORE MTS

NOTES TO COMBINED FINANCIAL STATEMENTS

Government Subpoenas and Investigations

From time-to-time, Core MTS receives subpoenas or requests for information from various government agencies. Core MTS generally responds to such subpoenas and requests in a cooperative, thorough and timely manner. These responses sometimes require time and effort and can result in considerable costs being incurred by Core MTS. Such subpoenas and requests also can lead to the assertion of claims or the commencement of civil or criminal legal proceedings against Core MTS and other members of the health care industry, as well as to settlements.

Other Matters

Core MTS is involved in various other litigation, governmental proceedings and claims, not described above, that arise in the normal course of business. While it is not possible to determine the ultimate outcome or the duration of such litigation, governmental proceedings or claims, Core MTS believes, based on current knowledge and the advice of counsel, that such litigation, proceedings and claims will not have a material impact on Core MTS’s financial position or results of operations.

20.	Subsequent Events

On March 1, 2017, the Transaction closed upon satisfaction of all closing conditions pursuant to the Agreements. Under the terms of the Agreements, McKesson contributed Core MTS to the Joint Venture. McKesson retained the RelayHealth Pharmacy and EIS businesses. Legacy CHC contributed substantially all of its businesses to the Joint Venture excluding its pharmacy switch and prescription routing business. In exchange for the contribution, McKesson owns 70% of the Joint Venture with the remaining equity ownership held by Legacy CHC’s shareholders. The Joint Venture is a healthcare technology company which provides software and analytics, network solutions and technology-enabled services that will deliver wide-ranging financial, operational and clinical benefits to payers, providers and consumers.

In connection with the initial issuance of the February 28, 2017 financial statements, subsequent events were evaluated for financial statement recognition purposes through August 28, 2017. In connection with the Company’s reissuance of its financial statements, subsequent events have been evaluated for disclosure purposes through October 26, 2018.

2,200
Payer Connections

1 in 3
US Patient Records

$1 Trillion
Healthcare Claims

14 Billion
Healthcare Transactions

CHANGE
HEALTHCARE

© 2019 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.
Note: Data as of March 31, 2018

42,857,142 Shares

Change Healthcare Inc.

Common Stock

PROSPECTUS

Barclays	Goldman Sachs & Co. LLC	J.P. Morgan

BofA Merrill Lynch	Citigroup	Credit Suisse
Deutsche Bank Securities	Morgan Stanley	RBC Capital Markets

Blackstone Capital Markets	Baird	Cantor	Cowen	First Liberties Financial

Guggenheim Securities	Piper Jaffray	SunTrust Robinson Humphrey	SVB Leerink
Wells Fargo Securities	William Blair	Drexel Hamilton	Siebert Cisneros Shank & Co., LLC

June 26, 2019

Through and including July 21, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.